Form 10-K405, Exhibit 13
period 1996-12-31
COOPER CAMERON CORP
filed 1997-03-26
CIK 941548

                                                                EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

       The following discussion of the Company's historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report.

OVERVIEW

       The Company's operations are organized into two separate and distinct business segments -- Petroleum Production Equipment and Compression and Power Equipment. Petroleum Production Equipment, which includes the Cameron division and Wheeling Machine (through November 1995), manufactures and markets a wide variety of equipment for use in oil and natural gas production, transmission and drilling including valves, wellhead equipment, blowout preventers ("BOPs") and control systems for land, platform and subsea applications. Compression and Power Equipment, which includes Cooper Energy Services and Cooper Turbocompressor, manufactures and markets engines, gas turbines and centrifugal gas and air compressors for use in oil and natural gas production and transmission as well as a wide variety of other industrial applications.

       The following table sets forth the percentage relationship to revenues of certain income statement items for the periods presented.


                                                                        Years Ended December 31,
------------------------------------------------------------------------------------------------------
                                                                   1996         1995         1994
------------------------------------------------------------------------------------------------------
Revenues                                                            100.0%       100.0%       100.0%
------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales, exclusive of depreciation and amortization         72.8         77.1         75.6
   Depreciation and amortization                                      4.5          6.3          6.3
   Selling and administrative expenses                               14.1         15.8         16.0
   Interest expense                                                   1.5          2.0          1.8
   Provision for impairment of goodwill                                --         38.6           --
   Nonrecurring/unusual charges                                       0.5          3.6           --
------------------------------------------------------------------------------------------------------
      Total costs and expenses                                       93.4        143.4         99.7
------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                     6.6        (43.4)         0.3
Income taxes                                                         (2.0)        (0.3)        (0.6)
------------------------------------------------------------------------------------------------------
Net income (loss)                                                     4.6%       (43.7)%       (0.3)%
======================================================================================================


1996 COMPARED TO 1995

       Cooper Cameron Corporation had net income of $64.2 million, or $2.41 per share, for the twelve months ended December 31, 1996, compared to a net loss of $500.1 million, or $19.87 per share on a pro forma basis, for the same period in 1995. The full year 1996 income includes nonrecurring or unusual charges totaling $7.3 million ($5.1 million after tax), or $.19 per share (see Note 3 of the Notes to Consolidated Financial Statements). Included in the 1995 net loss were nonrecurring or unusual charges totaling $482.5 million pre-tax (also see
Note 3), and several unusual items affecting the tax provision as explained in
Note 13. Excluding these items, the net income for 1996 would have been $69.3 million, or $2.60 per share, compared to a 1995 net loss of $13.5 million, or $.54 per share. The remainder of this discussion will be based on the Company's results exclusive of these nonrecurring or unusual items.

REVENUES

       Revenues for 1996 totaled $1,388.2 million, an increase of 21% from the $1,144.0 million in 1995. This increase was due to generally improved market fundamentals, driven largely by increasing worldwide demand for oil and natural gas, and the June 1996 acquisition of Ingram Cactus Company. Although some fluctuations were experienced, oil and natural gas prices improved during the period, providing the impetus for increased exploration and production spending by major and independent producers. Approximately 61% of the improvement in revenues was in the Petroleum Production Equipment segment and 39% in the Compression and Power Equipment segment. The favorable market conditions continued throughout the year and the Company's backlog, defined as firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled, ended 1996 at $728.3 million, an increase of 24% from the $588.1 million at year-end 1995.

       The Petroleum Production Equipment segment's revenues of $798.6 million increased 23% over 1995 revenues of $648.1 million. (Full year 1995 revenues included $14.0 million related to the Wheeling Machine Products Division, which was sold during the fourth quarter of 1995.) Because the acquired Ingram Cactus operations have been substantially integrated into the Cameron business, separate data on the revenues and earnings attributable to the acquisition are not available. Management estimates, however, that the revenues would have been approximately $65 million for the six-month period following the acquisition date with a resulting impact on earnings essentially proportionate to the remainder of the Cameron business. The effect of the fourth quarter Tundra Valve & Wellhead acquisition on revenues was minimal. The remainder of the revenue increase was due to the generally improved market conditions discussed previously and shipments associated with large subsea projects in the North Sea. Order activity for the segment increased by 42% from the 1995 level, with the second half of 1996 up by 48% over the first half of 1996. This improvement was across all lines of the business and not the result of large subsea projects that can cause significant fluctuations from period to period. Year-end 1996 backlog was $440.4 million, an increase of 67% from year-end 1995.

       Revenues for the Compression and Power Equipment segment of $588.5 million improved by 19% from $493.6 million in 1995. This improvement resulted from increased international gas turbine and compressor project revenues and strong centrifugal air compressor activity. The increased international gas turbine and compressor project revenues were the result of several large orders received in the second half of 1995, which, due to the lead time for this equipment, did not generate revenues until the second half of 1996. Revenues from reciprocating natural gas compression equipment were virtually unchanged from 1995, as the Company's new high-speed products were slow to be accepted by the market. This began to improve in the third quarter of 1996 and orders for this product line increased sharply during the second half of the year. The majority of this equipment will not be shipped until 1997 due to the lead time for these products. Gas compression equipment parts and service revenues declined somewhat in 1996 as customers experiencing record demand levels delayed preventive maintenance, outsourced inventory management, and purchased non-OEM or refurbished parts. These changes placed additional pressure on price and lead times. In response, several programs were initiated during 1996, including the cost rationalization reflected in the nonrecurring/unusual charges. On a favorable note, centrifugal air compressor revenues increased by 24% from 1995. Continued strong demand in both industrial and air separation applications was driven by economic growth, particularly in Southeast Asia and the Pacific Rim. Order activity for the Compression and Power Equipment segment declined by 7% from 1995 primarily due to the effect of large gas turbine and compressor projects discussed previously. Due to the size and complex nature of these projects, the specific timing of an order is very difficult to predict and can cause significant fluctuations in the year-to-year order level for this segment. Year-end backlog was $287.9 million, down 11% from year-end 1995.

COSTS AND EXPENSES

       Cost of sales (exclusive of depreciation and amortization) of $1,010.6 million in 1996 increased by $128.8 million, or 15%, compared with $881.8 million in 1995. This increase was primarily the result of the previously discussed revenue growth, partially offset by several factors. As discussed above, revenues increased by 23% in the Petroleum Production Equipment segment and 19% in the Compression and Power Equipment segment, while cost of sales increased 11% and 20%, respectively. This resulted in a gross margin percentage (defined as revenues less cost of sales as a percentage of revenues) of 28.6% for the Petroleum Production Equipment segment, compared to 20.6% in 1995. This increase resulted from improved pricing, several very low margin projects shipped during the first half of 1995 that did not recur in 1996, the leveraging of various manufacturing support costs that are relatively fixed in the short-term, and cost reduction programs. For the Compression and Power Equipment segment, the gross margin percentage remained essentially flat at 25.2% in 1996 versus 25.6% in 1995. This was the result of several offsetting factors. Pricing pressure in the very competitive gas turbine and compressor project business and in the aftermarket for gas compression equipment replacement parts was only partially offset by modest price increases in the centrifugal air compressor business. Also contributing to the decline was the year-to-year decrease in higher margin gas compression equipment aftermarket parts and service revenues. Providing an offset were increased production levels during 1996 which allowed the leveraging of various manufacturing support costs and the fourth quarter effect of the cost rationalization program that will fully benefit 1997.

       Depreciation and amortization decreased by $9.3 million, from $71.7 million in 1995 to $62.4 million in 1996, primarily in the Petroleum Production Equipment segment. This decline was largely due to the effect on amortization of the $441.0 million goodwill write-off recorded in 1995, as discussed in Note 3 of the Notes to Consolidated Financial Statements, and relatively low capital expenditures during the second half of 1995 and the first three quarters of 1996. Providing a partial offset is the additional depreciation and amortization related to the Ingram Cactus acquisition.

       Selling and administrative expenses increased by $13.9 million, or 8%, from $181.1 million in 1995 to $195.0 million in 1996. This increase was in the Petroleum Production Equipment segment and related to the higher revenue levels, the Ingram Cactus acquisition and the Company's conscious effort to improve its market presence. Providing a partial offset were ongoing cost control programs, including lower employment levels, in the Compression and Power Equipment segment. General corporate expenses declined slightly from 1995 to 1996. As a percentage of revenues, selling and administrative costs for the Company decreased from 15.8% in 1995 to 14.1% in 1996. The Petroleum Production Equipment segment decreased from 15.3% to 14.9%, while the Compression and Power Equipment segment declined from 14.4% to 11.3%.

       Reflecting the various factors discussed above, operating income (defined as earnings before nonrecurring/unusual items, corporate expenses, interest and taxes) totaled $129.2 million for the Company, an increase of $111.8 million from 1995. The Petroleum Production Equipment segment improved from a loss of $12.6 million in 1995 to income of $71.6 million in 1996, while the Compression and Power Equipment segment improved from $30.0 million in 1995 to $57.6 million in 1996.

       Interest expense decreased from $23.3 million in 1995 to $20.9 million in 1996 due to a reduction in the average debt level and lower interest rates. During 1995 debt declined from a fixed $375.0 million allocation from Cooper for the first half of the year to $264.5 million at year-end. Debt increased to $394.6 million at year-end 1996 due to acquisitions totaling $113.9 million for various assets of Ingram Cactus Company, Tundra Valve & Wellhead, and ENOX Technologies, Inc., and additional working capital requirements in support of the revenue growth. Average interest rates in 1996 were 6.4% compared to 6.7% in 1995.

       Income taxes, excluding the effect on taxes of the nonrecurring/unusual pre-tax charges, was an expense of $30.0 million in 1996. This compares to a credit of $0.4 million in 1995, which excludes both the effect on taxes of the nonrecurring or unusual charges as well as the unusual provision adjustments which are discussed in Note 13 of the Notes to Consolidated Financial Statements. The Company's effective tax rate for 1996 was 30.2% compared with overall U.S., including state and local, and foreign statutory rates of approximately 38%. The Company's favorable rate primarily reflects the absence of tax expense on the 1996 earnings of several international operations. In years prior to 1996 these same operations had taxable losses which were not tax-benefited. The recognition of these benefits in 1996 then eliminated the tax expense that would otherwise have occurred.

1995 COMPARED TO 1994

       Cooper Cameron Corporation had a net loss of $500.1 million, or $19.87 per share, for the twelve months ended December 31, 1995 compared to a net loss of $3.7 million, or $.15 per share on a pro forma basis, for the same period in 1994. The full year 1995 loss includes $482.5 million pre-tax of nonrecurring or unusual charges explained in Note 3 of the Notes to Consolidated Financial Statements. The largest item included in the $482.5 million charge was a $441.0 million reduction in goodwill recorded with respect to the Cameron portion of the Company's Petroleum Production Equipment segment. Although this reduction occurred as a direct result of a change in the Company's method of testing for goodwill impairment, the change was made because management believed that the amount of goodwill reflected with respect to Cameron was in excess of the fair market value of this business' actual going-concern goodwill. The Cameron business had a large operating loss in 1994 and a smaller loss in 1995. While the projections indicated that Cameron would return to profitability in 1996 and improve further in future years, the cyclical nature of the business suggested that future downturns could also be expected. As a result, cash flow projections based on an assumed 4% annual growth rate applied to average actual and projected earnings or losses for 1994 through 1999 were developed which indicated that, while the goodwill was not impaired on an undiscounted basis, utilizing a more conservative discounted cash flow evaluation resulted in a reduced goodwill amount that was more nearly in line with management's assessment of current actual going-concern values. The various items comprising the $41.5 million residual charge are described in detail in Note 3 of the Notes to Consolidated Financial Statements. While certain of the items such as the receivable reserve related to customers in Iran and the Venezuelan translation loss are not expected to have any direct future earnings benefit, the goodwill write-down and the reduction in the carrying value of certain fixed assets is expected to reduce future years depreciation and amortization expense by approximately $13.8 million, while the $4.8 million of severance and the $1.3 million of other costs are expected to generate annual earnings and cash flow savings of approximately $12.9 million per year in addition to approximately $2.8 million of annual operating and interest savings which will result from the sales of the Richmond foundry and Wheeling Machine Products. While the majority of the actions to which the reorganization and restructuring charges relate were completed during 1995, all of the actions were completed by the end of 1996. Additionally, the Company's tax provision reflects several unusual items as described in Note 13 of the Notes to Consolidated Financial Statements. Excluding these nonrecurring/unusual items and the tax provision adjustment, the net loss for 1995 would have been $13.5 million, or $.54 per share. The remainder of this discussion will be based on the Company's results exclusive of these nonrecurring/unusual items.

       Operating income (defined as earnings before nonrecurring/unusual items, corporate expenses, interest and taxes) totaled $17.4 million for the year, reflecting a loss of $12.6 million in the Petroleum Production Equipment segment and income of $30.0 million in the Compression and Power Equipment segment. Due to the lead time of many of the Company's products, the improvement in market conditions which began in the second half of 1994 and continued through 1995 was largely not reflected in Cooper Cameron's 1995 financial performance until the second half of the year. Operating results for the first half of 1995 was a loss of $19.8 million, comprised of a loss of $21.6 million in the Petroleum Production Equipment segment and income of $1.8 million in the Compression and Power Equipment segment. For the second half of the year, operating income improved to $37.2 million, with $9.0 million of income in Petroleum Production Equipment and $28.2 million in Compression and Power Equipment. The discussion of full year 1995 results compared to full year 1994 follows.

REVENUES

       Revenues for 1995 totaled $1,144.0 million, an increase of 3% from the $1,110.1 million in 1994. This increase was due primarily to the effect of oil prices, which improved during the second half of 1994 and then remained relatively stable during most of 1995. This trend in oil prices resulted in stronger international markets in the Petroleum Production Equipment segment. Providing a partial offset was a steep decline in natural gas prices during the second half of 1994 followed by stable although relatively low prices during the first three quarters of 1995. This trend resulted in weaker North American markets in the Compression and Power Equipment segment. Market conditions improved with increased natural gas prices in the fourth quarter of 1995 and strong international gas turbine and compressor project business which began late in the third quarter, but there was little effect on 1995's revenues due to the manufacturing lead time of the Company's products. The Company's backlog, defined as firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled, ended the year at $588.1 million, an increase of 27% from the $464.6 million at year-end 1994.

       The Petroleum Production Equipment segment's revenues of $648.1 million increased 15% over 1994 revenues of $562.7 million. In addition to the oil price-related improvement in international markets, this segment is also participating in several large development and production projects in the Gulf of Mexico. The North American markets, excluding major Gulf of Mexico projects, was slower to improve, however, due to relatively low natural gas prices during most of 1995. Major project order activity was strongest in the first quarter of 1995, particularly in the North Sea, but delivery of these orders did not begin until late in the year, with most of the equipment to be delivered in 1996. Although major project orders slowed after the first quarter, order activity for the year was still 13% above the 1994 level. Year-end 1995 backlog for this segment was $264.5 million, an increase of 8% from year-end 1994.

       Revenues for the Compression and Power Equipment segment of $493.6 million declined by 10% from $546.0 million in 1994. This decline was the result of the weak natural gas prices discussed above and customer delays in placing international gas turbine and compressor project orders. The U.S. and Canadian markets for natural gas compression equipment, which tend to be largely driven by the price of natural gas, were very weak through the first three quarters of 1995. Additionally, many of the domestic projects in 1995 were in lower horsepower ranges where certain of the Company's newer product offerings did not gain full market acceptance until the second half of the year. Also, major international gas turbine and compressor project orders were very slow to close until late in the third quarter of 1995. Providing a partial offset to this decline was continuing strong demand for centrifugal air compressors in both the air separation and industrial air compressor applications. As a result, sales of these products increased by approximately $20 million year-to-year. Segment backlog ended the year at $323.6 million, an improvement of 47% from 1994 year-end.

COSTS AND EXPENSES

       Cost of sales (exclusive of depreciation and amortization) of $881.8 million in 1995 increased by $43.2 million, or 5%, compared with $838.6 million in 1994. This increase was primarily the result of higher revenues and a product mix shift between segments. As discussed above, revenues increased by 15% in the relatively lower-margin Petroleum Production Equipment segment while there was a 10% revenue decline in the higher-margin Compression and Power Equipment segment. For the Petroleum Production Equipment segment, the gross margin percent (defined as revenues less cost of sales as a percentage of revenues) increased from 19.3% in 1994 to 20.6% in 1995. This improvement was largely the result of cost reduction programs and some firming in pricing during 1995 after the very weak market conditions experienced in 1994. For the Compression and Power Equipment segment, the gross margin percent decreased from 29.6% in 1994 to 25.6% in 1995. This decline reflects lower production levels caused by reduced orders in the second half of 1994 and the first half of 1995, resulting in less absorption of manufacturing costs that are relatively fixed in the short-term. Also contributing to the decline was lower replacement parts margins caused by a reduction in higher-margin international parts shipments and very competitive pricing in the North American market.

       Depreciation and amortization increased by $1.5 million from $70.2 million in 1994 to $71.7 million in 1995 with both segments reflecting increases. This increase results not only from the effect of normal capital additions but also from the classification, for all of 1995 and future periods, of rental equipment amortization as depreciation rather than cost of sales and an acceleration of depreciation charges related to certain fixed asset fair market value adjustments recorded at the time of the acquisition of Cameron Iron Works, Inc. by Cooper. Providing a partial offset is the reduction in third and fourth quarter 1995 amortization resulting from the goodwill write-off in the second quarter of 1995. (See Note 3 of the Notes to Consolidated Financial Statements for further information.)

       Selling and administrative expenses increased by $3.2 million, or 2%, from $177.9 million in 1994 to $181.1 million in 1995. The increase results primarily from the effects of inflation and some additional costs associated with the higher revenues, including commissions, which vary with revenue levels. Providing a partial offset were ongoing cost control programs, including lower employment levels. As a percentage of sales, selling and administrative costs for the Company declined from 16.0% in 1994 to 15.8% in 1995. The Petroleum Production Equipment segment decreased from 17.4% of revenues to 15.3%, while the Compression and Power Equipment segment increased from 13.1% of revenues to 14.4% as cost reductions were unable to match the revenue decline.

       Reflecting the various factors discussed above, operating income for the Petroleum Production Equipment segment improved from a loss of $35.6 million in 1994 to a loss of $12.6 million in 1995, while the Compression and Power Equipment segment declined from $66.1 million of income in 1994 to $30.0 million in 1995.

       Interest expense increased from $20.0 million in 1994 to $23.3 million in 1995. This increase was the result of higher interest rates on the Company's debt, partially offset by a reduction in the average debt level during the second half of 1995. For all of 1994 and the first half of 1995, interest expense was based on a fixed $375 million debt allocation from Cooper, while debt was reduced from the initial $375 million level at the beginning of the third quarter of 1995 to $264.5 million at year-end. Average interest rates in 1995 were 6.7% compared to 5.2% in 1994.

       Income taxes, excluding both the effect on taxes of the nonrecurring/unusual pre-tax charges as well as the unusual provision adjustments which are discussed in Note 13 of the Notes to Consolidated Financial Statements, was a credit of $0.4 million in 1995. This compares with
$7.1 million of expense in 1994.   Because the Company had a pre-tax loss of
$13.9 million in 1995 (excluding the nonrecurring/unusual pre-tax charges) compared with a profit of $3.3 million in 1994, the effect of items, such as goodwill, which are not deductible in computing tax expense is less significant in 1995 than 1994. Also affecting the change in taxes was a lower amount of goodwill amortization in 1995 than in 1994 as a result of the goodwill write-off recorded in June of 1995.

       While Cooper Cameron did not become a separate, publicly-traded company until June 30, 1995, the earnings per share amounts for 1994 have been determined based on a pro forma assumption that 25 million shares would have been outstanding at each date. Similarly, earnings per share amounts for the year ended December 31, 1995 are based on actual common and common equivalent shares outstanding during the third and fourth quarters combined with a constant 25 million shares up through June 30, 1995.

PRICING AND VOLUME

       The Company believes that during 1996 unit volumes increased in both the Petroleum Production Equipment and Compression and Power Equipment segments. During 1995, unit volumes are estimated to have increased in the Petroleum Production Equipment segment and decreased in the Compression and Power Equipment segment.

       In the Petroleum Production Equipment segment, price increases slightly in excess of cost increases were implemented during 1996, while small price increases that generally recovered cost increases were realized in 1995. In the Compression and Power Equipment segment, prices declined slightly during 1996 and 1995 due to the competitive condition of the natural gas compression equipment markets in 1996 and the generally weak natural gas compression equipment markets throughout most of 1995.

LIQUIDITY AND CAPITAL RESOURCES

       Prior to June 30, 1995, the Company's operations participated in Cooper's consolidated worldwide debt and cash management system. As a result, the Company's financial statements reflected up through June 30, 1995 the transfer to Cooper of all funds not otherwise utilized in the business and a constant $375 million of allocated indebtedness. At the time of the Exchange Offer, the Company entered into a third party Credit Agreement which is described in Note 11 of the Notes to Consolidated Financial Statements. Subsequent to June 30, 1995, the Company's liquidity and capital resources reflect its stand-alone operations. During its first six months of stand-alone operations, the Company was able to substantially improve its overall liquidity by reducing total indebtedness from $375 million to $264.5 million. Aided by improving earnings, and prior to the mid-June 1996 acquisition of Ingram Cactus, the Company continued to generate excess cash flows and reduced debt by a further $15 million. In the balance of 1996, in addition to the $100 million cost of the Ingram Cactus acquisition and in spite of continued earnings growth, the company's total debt increased by approximately $45 million. This increase is primarily attributable to working capital requirements associated with long lead time equipment orders within the Compression and Power Equipment segment. At December 31, 1996 this segment had over $65 million of receivables recognized under the percentage of completion method, of which $37 million had not yet been billed to customers. As a result, the Company currently anticipates little or no reduction in total debt during the first quarter, followed by more substantial declines during the second quarter and throughout the balance of 1997. Because of the cyclical nature of the industry in which the Company competes and the long time period from when the Company first receives a large equipment order until the product can be manufactured, delivered and the receivable collected, the Company's liquidity is susceptible to fairly large swings in relatively short periods of time. As a result, while the Company believes that its operating results will improve again during 1997 and that this should allow year-over-year debt reductions, the Company has substantially increased its planned 1997 capital spending and continues to actively seek opportunities to grow the business through acquisitions. As a consequence, unanticipated growth in large orders with long lead times as well as further overall market expansion could change the timing and magnitude of the reductions that are currently expected.

WORKING CAPITAL

       Operating working capital is defined as receivables and inventories less accounts payable and accrued liabilities, excluding the effect of foreign currency translation, acquisitions and divestitures, and the effect of the nonrecurring/unusual charges discussed above.

       During 1996, operating working capital increased $121.8 million. Receivables increased as a result of higher revenues, including $65.4 million recognized under the percentage of completion method of accounting at year-end 1996. This relates to large gas turbine and compressor projects in the Compression and Power Equipment segment. At year-end 1995, there was no revenue recognized under percentage of completion accounting. Inventories increased largely in the Petroleum Production Equipment segment as a result of the Ingram Cactus acquisition and in support of the significantly higher year-end backlog level. The increase in accounts payable and accrued liabilities reflected the higher business levels, as well as continuing focus on managing the Company's payments to vendors.

       During 1995, operating working capital decreased $99.4 million. Because of various reclassifications during the year, including the large increase in excess, obsolete and slow-moving inventory reserves discussed in Note 3 of the Notes to Consolidated Financial Statements, only a portion of the year-to-year decrease reflects actual cash flows. A $21.2 million receivable decline, exclusive of a reclassification of $10.3 million of receivables from customers in Iran as long-term, resulted from lower revenues in December of 1995 than in 1994 and improved collections during the year. The decrease in inventories largely resulted from the reclassifications noted above, while the increase in accounts payable and accrued liabilities reflected increased cash advances and progress payments received from customers against orders in backlog as well as increases in certain normal trade payables and operating accruals.

       During 1994, operating working capital decreased $5.7 million. The decline in receivables was the result of lower revenues and an unusually high receivable balance in 1993 due to the completion in the latter part of that year of shipments of compression equipment for government-sponsored oil and gas production projects in India. This decline more than offset increases in inventories and decreases in accounts payable and accrued liabilities. The increases in inventories and decreases in accounts payable and accrued liabilities were due to the timing and stage of completion of various customer orders.

CASH FLOWS

       During 1996, cash flows from operating activities totaled $13.2 million, proceeds from the sales of plant and equipment totaled $2.6 million, and funds received from the exercise of stock options and other employee benefit plans totaled $6.0 million. The Company expended $113.9 million on the acquisition of certain assets of Ingram Cactus Company, Tundra Valve & Wellhead and ENOX Technologies, Inc., $37.1 million on capital projects, and $1.2 million on the purchase of treasury stock. This resulted in an increase in outstanding debt of $130.1 million, leaving a cash residual of approximately $9.1 million.

       During 1995, cash flows from operating activities totaled $142.3 million, proceeds from sales of plant and equipment totaled $5.5 million, and proceeds from the sale of Wheeling were $14.2 million. The Company expended $39.5 million on capital projects and reduced outstanding debt by $110.5 million, leaving a cash residual of approximately $12.1 million.

       During 1994, cash flows from operating activities totaled $99.0 million and proceeds from sales of plant and equipment totaled $5.8 million. The Company expended $63.5 million on capital projects and transferred $42.6 million to Cooper.

       In connection with accounting for the acquisition of Cameron Iron Works in 1989, which included the Cameron Oil Tool operations, the Company recorded, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing operations. Cash flow from operating activities for each of the two years in the period ended December 31, 1995 is reduced by the amounts actually expended and charged against the various accruals established in connection with these activities. The following table reflects the remaining accruals at the end of each period and the activity in the two-year period ended December 31, 1995:

                                            YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------
(DOLLARS IN MILLIONS)                          1995          1994
---------------------------------------------------------------------
Systems Integration:
  Beginning of period                       $      1.3    $      1.3
  Spending                                        (0.8)         (1.6)
  Reclassifications                               (0.5)          1.5
  Translation                                       --           0.1
---------------------------------------------------------------------
    End of Period                           $       --    $      1.3
=====================================================================

Plant Shut-down and Realignment:
  Beginning of period                       $     10.4    $     22.3
  Spending                                        (3.7)        (14.7)
  Reclassifications                               (7.2)          0.3
  Translation                                      0.5           2.5
---------------------------------------------------------------------
    End of Period                           $       --    $     10.4
=====================================================================

Other Facility Relocations and Severance:
  Beginning of period                       $      0.4    $      1.2
  Spending                                        (0.2)         (0.9)
  Reclassifications                               (0.2)          0.1
  Translation                                       --            --
---------------------------------------------------------------------
    End of Period                           $       --    $      0.4
=====================================================================

Other Realignment and Integration:
  Beginning of period                       $      0.1    $      0.4
  Spending                                          --          (0.6)
  Reclassifications                               (0.1)          0.3
  Translation                                       --            --
---------------------------------------------------------------------
    End of Period                           $       --    $      0.1
=====================================================================

       Systems Integration accruals represent costs for consolidation and integration of the Cameron Division's computer hardware and software systems into existing systems. Spending since acquisition has been for contract programming, education and training, consulting and other implementation-related projects. Capitalized costs, including purchased and internally developed software, are amortized or depreciated over their useful lives. Such costs are not included in the above table.

       Plant Shut-down and Realignment accruals represent the costs for consolidating facilities in order to eliminate excess manufacturing capacity in both North America and Europe. The North American consolidation included facilities in Mexico; Tyler, Texas; and Houston, Texas. In Europe, two facilities were closed in the United Kingdom and consolidated into a third facility as well as into operations in France. Spending since acquisition has primarily been for employee severance or relocation, equipment and inventory relocation and costs associated with plant closure and preparation for sale of the associated redundant property.

       Other Facility Relocations and Severance accruals primarily represent the cost of employee severance or relocation relating to sales and marketing staff and other headquarters personnel of the Cameron division, including expatriates and sales agents. Other realignment and integration costs during the two-year period were not material. Amounts with respect to other acquisitions during the two-year period were not material to the Company.

       During the two-year period ended December 31, 1995, none of these accruals were reversed to income. Reclassifications during 1994 represent revisions to the initial accruals based on updated estimates of the actual costs to be incurred in each project. The reclassifications include $2.2 million in 1994 reclassified from other accrued liability accounts. At the end of 1995, as discussed in Note 3 of the Notes to Consolidated Financial Statements, the remaining accruals were reclassified to a reserve for excess, obsolete and slow-moving inventory.

       The above expenditures, as well as amounts spent in prior years, have significantly reduced excess capacity and positioned the business to be able to profitably participate in the growth of its primary markets.

CAPITAL EXPENDITURES AND COMMITMENTS

       Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity resulted in expenditures of $37.1 million in 1996 compared with $39.5 million in 1995 and $63.5 million in 1994.

       At December 31, 1996, internal commitments for capital expenditures amounted to $58.2 million compared to $21 million at year-end 1995. The commitments for 1997 include approximately $12.6 million for capacity expansion, $37.6 million for machinery and equipment modernization and enhancement, $3.2 million for various computer hardware and software projects, $2.7 million for environmental projects, and $2.1 million for other items.

EFFECT OF INFLATION

       During each year, inflation has had a relatively minor effect on the Company's reported results of operations. This is true primarily for three reasons. First, in recent years, the rate of inflation in the Company's primary markets has been fairly low. Second, the Company makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in the Company's Consolidated Balance Sheets were recorded in business combinations that were accounted for as purchases. At the time of such acquisitions, the assets and liabilities were adjusted to a fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

ENVIRONMENTAL REMEDIATION

       The cost of environmental remediation and compliance has not been an item of material expense for the Company during any of the periods presented, other than with respect to the Osborne Landfill in Grove City, Pennsylvania. The Company's facility in Grove City disposed of wastes at the Osborne Landfill from the early 1950s until 1978. Cooper, on behalf of the Company, developed a remediation plan, which was accepted by the U. S. Environmental Protection Agency as the preferred remedy for the site. Substantial amounts were expended for this cleanup during 1996 with completion anticipated during 1997 in compliance with the remediation plan and the order issued by the EPA in 1991. The Company's balance sheet at December 31, 1996, includes accruals totaling $5.6 million for environmental matters ($11.4 million at December 31, 1995). Cooper Cameron has been identified as a potentially responsible party with respect to ten sites designed for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. Although estimated cleanup costs have not yet been made for certain of these sites, the Company believes, based on its review and other factors, that the costs relating to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs once determined.

OTHER

       In various places in this Annual Report, including the information set forth above in the Company's Management's Discussion and Analysis, there may be indications of management's current expectations regarding the future results of operations or financial condition of the Company. Such information, if any, is based on current expectations regarding the markets affecting the Company and other matters which can affect the Company's results of operations, liquidity or financial condition. Because such information is based solely on data currently available, it is subject to change as a result of changes in conditions and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the reader of this information should be aware that the Company is not obliged to inform the reader of such changes as they occur or make public indication of changes unless obliged under applicable disclosure rules and regulations.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COOPER CAMERON CORPORATION

       We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 1996 and 1995, the related statements of consolidated results of operations, and consolidated cash flows for each of the three years in the period ended December 31, 1996 and the statement of consolidated changes in stockholders' equity for the period from June 30, 1995 to December 31, 1995 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

       As discussed in Note 3 of the Notes to Consolidated Financial Statements, upon separating from its former parent in 1995, the Company adopted a new method of evaluating goodwill for impairment.


                                         /s/ ERNST & YOUNG LLP



Houston, Texas
January 29, 1997

CONSOLIDATED RESULTS OF OPERATIONS
(dollars in thousands, except per share data)

                                                       YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
                                                1996           1995           1994
-------------------------------------------------------------------------------------
Revenues                                    $ 1,388,187    $ 1,144,035    $ 1,110,076
-------------------------------------------------------------------------------------

Costs and expenses:
 Cost of sales (exclusive of depreciation
   and amortization)                          1,010,558        881,798        838,575
 Depreciation and amortization                   62,480         71,754         70,233
 Selling and administrative expenses            194,983        181,097        177,902
 Interest expense                                20,878         23,273         20,023
 Provision for impairment of
   goodwill                                        --          441,000           --
   Nonrecurring/unusual charges                   7,274         41,509           --
-------------------------------------------------------------------------------------
                                              1,296,173      1,640,431      1,106,733
-------------------------------------------------------------------------------------

Income (loss) before income taxes                92,014       (496,396)         3,343
Income tax provision                            (27,830)        (3,657)        (7,089)
-------------------------------------------------------------------------------------

Net income (loss)                           $    64,184    $  (500,053)   $    (3,746)
======================================================================================
Earnings (loss) per share (pro forma
 prior to June 30, 1995)                    $      2.41    $    (19.87)   $     (0.15)
======================================================================================


The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except shares and per share data)

                                                                   December 31,
------------------------------------------------------------------------------------
                                                              1996           1995
------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                 $     9,057    $    12,074
Receivables, net                                              360,814        192,170
Inventories, net                                              404,268        308,456
Other                                                          24,092         16,056
------------------------------------------------------------------------------------
       Total current assets                                   798,231        528,756
------------------------------------------------------------------------------------
Plant and equipment, at cost less accumulated
   depreciation                                               369,528        346,583
Intangibles, less accumulated amortization                    259,317        233,257
Other assets                                                   41,846         26,809
------------------------------------------------------------------------------------
       Total assets                                       $ 1,468,922    $ 1,135,405
------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt                      $    47,100    $    29,700
Accounts payable and accrued liabilities                      391,294        283,973
Accrued income taxes                                            6,447          3,036
------------------------------------------------------------------------------------
       Total current liabilities                              444,841        316,709
------------------------------------------------------------------------------------
Long-term debt                                                347,548        234,841
Postretirement benefits other than pensions                    97,232        103,382
Deferred income taxes                                          31,268         22,066
Other long-term liabilities                                    31,905         34,819
------------------------------------------------------------------------------------
       Total liabilities                                      952,794        711,817
------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, par value $.01 per share, 75,000,000
   shares authorized, 25,617,727 shares issued
   (25,146,232 at December 31, 1995)                              256            251
  Preferred stock, par value $.01 per share, 10,000,000
   shares authorized, no shares issued or outstanding            --             --
  Capital in excess of par value                              873,933        859,671
  Minimum pension liability                                    (2,642)        (5,600)
  Translation component                                        43,274         31,517
  Retained deficit (including $441,000 charge on
   June 30, 1995 related to goodwill impairment)             (398,067)      (462,251)
  Less:  Treasury stock - 11,349 shares at cost                  (626)          --
------------------------------------------------------------------------------------
   Total stockholders' equity                                 516,128        423,588
------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity            $ 1,468,922    $ 1,135,405
====================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS
(dollars in thousands)

                                                                      Years Ended December 31,
--------------------------------------------------------------------------------------------------------
                                                                 1996            1995(1)         1994(1)
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                            $  64,184       $(500,053)      $  (3,746)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
     Depreciation                                                 48,129          51,120          43,505
     Amortization                                                 14,351          20,634          26,728
     Provision for impairment of goodwill                             --         441,000              --
     Nonrecurring/unusual charges                                  7,274          38,634              --
     Allocation of interest and general and adminis-
      trative expenses from Cooper Industries, Inc.
      through June 30, 1995 (net of tax)                              --           9,539          17,130
     Deferred income taxes                                        17,449           2,338          24,828
   Changes in assets and liabilities, net of translation and
     effects of acquisitions:
      Receivables                                               (131,423)         31,473          76,110
      Inventories                                                (45,458)         36,994         (26,514)
      Accounts payable and accrued liabilities                    55,073          29,617         (46,522)
      Other assets and liabilities, net                          (16,365)        (18,949)        (12,480)
--------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                  13,214         142,347          99,039
--------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures and proceeds from sales of plant and
    equipment, net                                               (34,459)        (33,996)        (57,756)
  Acquisitions                                                  (113,942)             --              --
  Net proceeds from the sale of Wheeling Machine Products             --          14,191              --
--------------------------------------------------------------------------------------------------------
     Net cash used for investing activities                     (148,401)        (19,805)        (57,756)
--------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Long-term borrowings                                           100,000         334,062              --
  Loan repaid to Cooper Industries, Inc.                              --        (334,062)             --
  Loan borrowings (repayments), net                               30,107        (110,459)             --
  Activity under stock option and other benefit plans              5,989              --              --
  Purchase of treasury stock                                      (1,240)             --              --
  Transferred (to) from Cooper Industries, Inc.                       --             971         (42,627)
--------------------------------------------------------------------------------------------------------
     Net cash provided by (used for) financing activities        134,856        (109,488)        (42,627)
--------------------------------------------------------------------------------------------------------

Effect of translation on cash                                     (2,686)           (980)          1,344
--------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                  (3,017)         12,074              --
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                      12,074              --              --
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                         $   9,057       $  12,074       $      --
========================================================================================================

(1) Revised for comparability with the 1996 presentation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
For the period from June 30, 1995 to December 31, 1995 and the year ended December 31, 1996
(dollars in thousands)


                                                       CAPITAL IN    MINIMUM
                                             COMMON     EXCESS OF    PENSION    TRANSLATION  RETAINED     TREASURY
                                             STOCK      PAR VALUE   LIABILITY    COMPONENT    DEFICIT       STOCK
-------------------------------------------------------------------------------------------------------------------
Opening equity balances following
  split-off on June 30, 1995(1)            $     250    $ 856,713   $  (3,683)   $  37,901    $     --    $      --
Charge to operations on June 30, 1995
  related to goodwill impairment                                                              (441,000)
Operating loss from July 1, 1995 through
  December 31, 1995                                                                            (21,251)
Common stock issued for
  employee retirement savings plan                 1        2,958
Adjustment for minimum pension liability                               (1,917)
Translation loss                                                                    (6,384)
-------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995                      251      859,671      (5,600)      31,517    (462,251)          --

Net income                                                                                      64,184
Purchase of treasury stock                                                                                   (1,240)
Common stock issued under stock option
  and other employee benefit plans                 5       12,397                                               614
Tax benefit of employee stock benefit
  plan transactions                                         1,865
Adjustment for minimum pension liability                                2,958
Translation gain                                                                    11,757
-------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1996                $     256    $ 873,933   $  (2,642)   $  43,274   $(398,067)   $    (626)
===================================================================================================================



(1) Reflects the effect of the final settlement reached with Cooper during the fourth quarter of 1995. See Note 15 of the Notes to Consolidated Financial Statements for additional information related to periods prior to July 1, 1995.

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  COOPER CAMERON CORPORATION

       Cooper Cameron Corporation, hereinafter referred to as "the Company", became a separate public company effective June 30, 1995 when Cooper Industries, Inc. ("Cooper") completed an exchange offer, pursuant to which 21,375,000 shares of the Company's Common stock were issued to those holders of Cooper Common stock who had elected to participate in the exchange offer. Cooper retained 3,625,000 shares of the Company's Common stock and was one of the Company's principal stockholders until the third quarter of 1996 when Cooper sold essentially all shares it retained. The Company's operations are comprised of two segments -- the Petroleum Production Equipment segment and the Compression and Power Equipment segment (see Note 16 of the Notes to Consolidated Financial Statements for further segment information).

       Although the Company was not a separate public company prior to June 30, 1995, the financial statements for periods prior to this date are presented as if the Company had existed as an entity separate from its parent, Cooper, and include the assets, liabilities, revenues and expenses that were directly related to the Company's operations.

       Because the majority of the Company's domestic results and, in certain cases, foreign results were included in the consolidated financial statements of Cooper on a divisional basis, there are no separate meaningful historical equity accounts for the Company prior to June 30, 1995. Additionally, for periods prior to June 30, 1995, amounts of Cooper's general corporate, accounting, tax, legal and other administrative costs that were not directly attributable to the operations of the Company were allocated to the Company. Management believes the allocation method used provided the Company with a reasonable amount of such expenses.

       For periods prior to June 30, 1995, in addition to a small amount of domestic debt related to industrial revenue bonds, approximately $370,685,000 of Cooper's long-term debt and related interest were allocated to the Company in its historical financial statements. Because the Company was fully integrated into Cooper's worldwide cash management system, all of its cash requirements were provided by Cooper and any excess cash generated by the Company was transferred to Cooper. As a result, $375,000,000 of total indebtedness was held constant from year-to-year in the Company's consolidated financial statements. The financial information included herein for periods prior to June 30, 1995 may not necessarily be indicative of the results of operations or cash flows of the Company in the future or what the results of operations or cash flows of the Company would have been if it had been a separate, stand-alone company during all periods presented.

NOTE 2:  SUMMARY OF MAJOR ACCOUNTING POLICIES

       Estimates in Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments of 50% or less in affiliated companies are accounted for on the equity method.

       Revenue Recognition -- Revenue is recognized at the time of shipment or the performance of services except in the case of certain larger, long lead time orders in the Compression and Power Equipment segment which are accounted for using the percentage of completion method. Under this method, revenue is recognized as work progresses in the ratio that costs incurred bear to estimated total costs. Expected losses on contracts in progress are charged to operations currently. The aggregate of costs incurred reduces net inventories while the revenue recognized is shown as a receivable.

       Inventories -- Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 65% of inventories in 1996 and 64% in 1995 are carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method.

       Plant and Equipment -- Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts which in general have the following lives: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and tooling, dies, patterns, etc. - 5 to 10 years.

       Intangibles -- Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from respective acquisition dates. The carrying value of the Company's goodwill is reviewed by division at least annually or whenever there are indications that the goodwill may be impaired. See Note 3 for information regarding a change during 1995 in the Company's method of calculating goodwill for impairment. Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed
Of). Since the Company's previous policy for the evaluation of long-lived assets was more conservative than the approach required under SFAS No. 121, there was no effect on the Company at the time of adopting the new standard.

       Income Taxes -- Income taxes are provided as if the Company was a stand-alone business filing a separate tax return during each period presented prior to June 30, 1995. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted.

       Environmental Remediation and Compliance -- Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, costs of ongoing monitoring programs and similar costs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

       Product Warranty -- Estimated warranty expense is accrued either at the time of sale or in certain cases where specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

       Stock Options -- Options to purchase Common stock are granted to certain executive officers and key management personnel at not less than 100% of the market value of the Company's stock at the date of grant. As permitted, no compensation expense is recognized by the Company upon grant of options.

       Cash Equivalents -- For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

NOTE 3:  NONRECURRING/UNUSUAL CHARGES

       During the year ended December 31, 1996, the Cooper Energy Services division of the Compression and Power Equipment segment recorded restructuring charges covering severance, relocation and other costs associated with changes both at the division's manufacturing facility in Grove City, Pennsylvania and the division's headquarters in Mt. Vernon, Ohio. Additionally, the Petroleum Production Equipment segment incurred during 1996 certain one-time costs of integrating newly acquired operations with the operations of the Cameron division. No significant additional charges relating to these projects are expected to be incurred during 1997.

       During 1995, the Company recorded approximately $482,509,000 of unusual charges including a $441,000,000 write-down of goodwill and $41,509,000 of other items. The goodwill write-down, which was recorded concurrent with the Company becoming a separate stand-alone entity on June 30, 1995, resulted from a change in the Company's accounting method of evaluating long-lived assets, including goodwill, for impairment. Prior to that date, long-lived assets were evaluated utilizing undiscounted cash flows in accordance with the practice followed by the Company's former parent. Upon becoming a separate entity, the Company began evaluating its long-lived assets for impairment based on discounted cash flows. This write-down was related entirely to the Cameron division of the Petroleum Production Equipment segment. Recorded goodwill with respect to the other divisions and the remaining goodwill with respect to the Cameron division is not impaired.


       Nonrecurring/unusual charges other than the goodwill write-down consist of the following:



                                                               YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------
       (dollars in thousands)                                       1996         1995
---------------------------------------------------------------------------------------
       Reorganization and restructuring of various operations    $ 4,169        $10,109
       Acquisition integration costs                               3,105             --
       Receivable reserve related to customers in Iran                --         16,890
       Loss on sale of Richmond foundry                               --          7,310
       Translation loss from currency devaluation in Venezuela        --          5,709
       Loss on sale of Wheeling Machine Products                      --          1,491
---------------------------------------------------------------------------------------
            Total                                                $ 7,274        $41,509
=======================================================================================

       The 1995 reorganization and restructuring charge includes $4,823,000 of severance, $4,026,000 of reduction in the carrying value of various fixed assets which will no longer be utilized in the Company's operations and $1,260,000 of various other costs.

       The receivable reserve, which was established in May 1995, reflected the Company's desire to conservatively value these receivables in light of the Clinton Administration's May 8, 1995 implementation of an economic embargo against Iran. Although the Company has received payments from customers in Iran, the political and economic environment continues to be unstable and, as a result, substantially all of the uninsured receivables outstanding at December 31, 1996 continue to be fully reserved.

       In late December 1995, the Company entered into a definitive agreement regarding the sale of the Cameron division's Richmond, Texas, foundry. In contemplation of this sale, which was consummated during the first quarter of 1996, the Company wrote-down the assets covered by the sale agreement and recorded other costs associated with the sale. During 1995, the foundry had an operating loss of approximately $2,700,000.

       The 1995 currency devaluation loss resulted from the December 1995 government-announced devaluation of the Bolivar. Further declines in the value of the Bolivar during 1996 were not material and were charged against operations.

       In November 1995, the Company consummated the sale of its Wheeling Machine Products division. This business, which was included in the Company's Petroleum Production Equipment segment, had 1995 sales of approximately $14,000,000 and a small operating profit. The $14,191,000 of net cash sales proceeds were utilized to reduce outstanding indebtedness.

       Of the $41,509,000 charge described above for 1995, only approximately $7,796,000 required the utilization of cash, of which approximately $2,875,000 was expended during 1995 and the balance in 1996. In addition to the above items, the Company also reviewed all reserves and accruals that were recorded as of June 30, 1995 in accordance with Cooper's various policies, procedures and practices. This review identified a number of accruals related to plant or other facility shutdowns, reorganizations or restructurings which the Company will not be undertaking, a severance accrual recorded in connection with the Company's adoption of SFAS No. 112 which was no longer appropriate, an excess pension accrual and various other items which were no longer appropriate. The Company also reviewed all of its inventories on a worldwide basis and determined that, while the inventories net of LIFO reserves were appropriately stated at the lower of cost or market, a significant amount of inventories existed which were in excess of levels which current management believed to be appropriate. As a result, the various excess reserves and accruals described above, plus an additional charge of approximately $4,000,000 against the Company's fourth quarter 1995 results, were utilized to establish approximately $34,500,000 of additional obsolete, excess and slow-moving inventory reserves at December 31, 1995. During 1996, the Company disposed of a large portion of this inventory either by sale at reduced prices or, in certain instances, physical scrapping.

NOTE 4:  ACQUISITIONS

       On June 14, 1996, the Company purchased the assets of Ingram Cactus Company for approximately $100,511,000 in cash, including acquisition costs, (subject to a pending adjustment for a change in working capital) and the assumption of certain operating liabilities. The acquired operations, which have been integrated into Cameron, manufacture and sell wellheads, surface systems, valves and actuators used primarily in onshore oil and gas production operations. The acquisition, funded primarily by long-term borrowings, has been accounted for under the purchase method and, therefore, the results of the acquired business are combined with the Company's results only from the acquisition date forward. Additional goodwill of approximately $27,218,000 was recorded during 1996 but is subject to revision during 1997 when the purchase price and its allocation are finalized. During 1995, Ingram Cactus had revenues and earnings before taxes of approximately $105,000,000 and $7,500,000, respectively.

       During October 1996, the Company made two acquisitions for a combined cost of approximately $13,431,000. In the first, the Company acquired various assets of ENOX Technologies, Inc., a Boston-based manufacturer of ignition systems, which has been combined into the existing operations of the Compression and Power Equipment segment. The second acquisition, which is part of the Petroleum Production Equipment segment, involved certain assets and liabilities of Tundra Valve & Wellhead Corp., a Canadian manufacturer of wellheads, trees and valves. Both acquisitions were accounted for under the purchase method and resulted in a preliminary amount of additional goodwill of $8,763,000.

NOTE 5:  RECEIVABLES

Current and long-term receivables consist of the following:

                                                              DECEMBER 31,
-------------------------------------------------------------------------------
(dollars in thousands)                                     1996         1995
-------------------------------------------------------------------------------
Trade receivables                                       $ 294,519    $ 194,893
Receivables under the percentage of completion method
  ($28,770 billed at December 31, 1996)                    65,370           --
Other receivables                                          12,666       10,163(1)
Allowance for doubtful accounts                           (11,741)     (12,886)
-------------------------------------------------------------------------------
                                                        $ 360,814    $ 192,170
===============================================================================
Noncurrent Assets:
  Long-term receivables                                 $   6,608    $  10,809
  Allowance for doubtful accounts                          (5,512)     (10,336)
-------------------------------------------------------------------------------
                                                        $   1,096    $     473
===============================================================================

(1) Revised for comparability with 1996.

     Additions to the allowance for doubtful accounts of $373,000, $18,511,000 and $525,000 have been charged to expense for the years ended December 31, 1996, 1995 and 1994, respectively. A total of $16,890,000 of the expense charged during 1995 is reflected on the Consolidated Results of Operations statement as a nonrecurring/unusual charge (see Note 3 of the Notes to Consolidated Financial Statements).

NOTE 6:  INVENTORIES

                                                           DECEMBER 31,
-------------------------------------------------------------------------------
(dollars in thousands)                                 1996            1995
-------------------------------------------------------------------------------
Raw materials                                       $  64,384       $  56,381
Work-in-process                                       192,889         147,827
Finished goods, including parts and subassemblies     261,315         242,251
Other                                                   2,739           3,808
-------------------------------------------------------------------------------
                                                      521,327         450,267
Excess of current standard costs over LIFO costs      (92,114)       (101,482)
Allowance for obsolete and slow-moving inventory      (24,945)        (40,329)
-------------------------------------------------------------------------------
  Net inventories                                   $ 404,268       $ 308,456
===============================================================================

NOTE 7:  PLANT AND EQUIPMENT AND INTANGIBLES

                                                            DECEMBER 31,
-------------------------------------------------------------------------------
(dollars in thousands)                                  1996            1995
-------------------------------------------------------------------------------
Plant and equipment:
  Land and land improvements                         $  30,408       $  28,534
  Buildings                                            163,118         150,570
  Machinery and equipment                              387,339         355,250
  Tooling, dies, patterns, etc.                         41,547          35,186
  All other                                             99,095          91,740
  Construction in progress                              21,478          14,102
-------------------------------------------------------------------------------
                                                       742,985         675,382
  Accumulated depreciation                            (373,457)       (328,799)
-------------------------------------------------------------------------------
                                                     $ 369,528       $ 346,583
===============================================================================
Intangibles:
  Goodwill                                           $ 402,013       $ 361,811
  Assets related to pension plans                          585           1,408
  Other                                                 52,262          48,897
-------------------------------------------------------------------------------
                                                       454,860         412,116
  Accumulated amortization                            (195,543)       (178,859)
-------------------------------------------------------------------------------
                                                     $ 259,317       $ 233,257
===============================================================================

NOTE 8:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                             DECEMBER 31,
-------------------------------------------------------------------------------
(dollars in thousands)                                     1996       1995
-------------------------------------------------------------------------------
Trade accounts and accruals                              $265,640   $174,517
Salaries, wages and related fringe benefits                29,358     28,405(1)
Payroll and other taxes                                    14,553     16,521
Product and environmental liability accruals                8,560     15,571
Accrued warranty                                           18,728     19,879
Deferred taxes                                             25,137     16,059
Other (individual items less than 5% of total
  current liabilities)                                     29,318     13,021(1)
-------------------------------------------------------------------------------
                                                         $391,294   $283,973
===============================================================================

(1) Revised for comparability with 1996.

     At December 31, 1996, the Company had accruals totaling $4,415,000 ($6,287,000 at December 31, 1995) with respect to potential product liability claims and accruals of $5,617,000 ($11,380,000 at December 31, 1995) with respect to potential environmental liabilities based on the current estimate of the most likely amount of liabilities that it believes will be incurred.

     Of the $4,415,000 of total product liability accruals, $2,943,000 relates to known claims with respect to ongoing operations and are reflected as a current liability at December 31, 1996, while $1,472,000 relates to an estimate of claims that have been incurred but not yet reported and are reflected as a long-term liability. While the Company is generally self-insured with respect to product liability claims, insurance coverage has been in place since July 1, 1995 for individual claims received in excess of $1,000,000. Prior to July 1, 1995, insurance coverage was in place for individual claims in excess of $1,000,000 for products utilized in oilfield applications and in excess of $3,000,000 for all other products. At December 31, 1996 and 1995, there were no claims where any insurance recovery has been assumed.

     Of the $5,617,000 of environmental liability accruals, $2,314,000 relates to sites owned by the Company and $3,303,000 relates to third party sites where the Company was a contributor. Third party sites usually involve multiple contributors where the Company's liability will be determined based on an estimate of the proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liabilities are not generally subject to insurance recovery and no amounts of insurance recovery have been deducted in arriving at the Company's accruals. In addition, the Company has capitalized a total of $2,059,000 with respect to environmental remediation (net book value of $1,786,000) at December 31, 1996.

NOTE 9:  EMPLOYEE BENEFIT PLANS

                                                COMPONENTS OF DEFINED BENEFIT
                                                     PLAN PENSION EXPENSE
--------------------------------------------------------------------------------
(dollars in thousands)                            1996        1995       1994
--------------------------------------------------------------------------------
Service cost-benefits earned during the year    $  8,462    $  7,728    $  9,042
Interest cost on projected benefit obligation     16,613      15,587      15,068
Actual return on assets                          (34,597)    (45,321)        204
Net amortization and deferral                     11,770      26,745     (19,055)
--------------------------------------------------------------------------------
  Net pension cost                              $  2,248    $  4,739    $  5,259
================================================================================

                                               FUNDED STATUS OF DEFINED BENEFIT PLANS
                                                                            PLANS WITH
                                         PLANS WITH ASSETS IN EXCESS   ACCUMULATED BENEFITS
                                           OF ACCUMULATED BENEFITS     IN EXCESS OF ASSETS
--------------------------------------------------------------------------------------------
(dollars in thousands)                        1996         1995         1996         1995
--------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                $(189,742)   $(170,048)   $ (26,973)   $ (39,181)
============================================================================================
  Accumulated benefit obligation           $(201,767)   $(179,501)   $ (27,236)   $ (41,670)
============================================================================================
  Projected benefit obligation             $(210,645)   $(187,777)   $ (28,465)   $ (42,715)
Plan assets at fair value                    262,656      218,701       21,980       30,340
--------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                52,011       30,924       (6,485)     (12,375)
Unrecognized net (gain) loss                 (24,113)      (4,440)       5,455        9,557
Unrecognized net (asset) obligation from
  adoption date                                 (951)      (2,713)         138        1,312
Unrecognized prior service cost               (1,216)      (1,187)         270           74
Other                                           (194)          --          (41)        (290)
Adjustment required to recognize
  minimum liability                               --           --       (4,864)     (10,477)
--------------------------------------------------------------------------------------------
Pension asset (liability) at end of year   $  25,537    $  22,584    $  (5,527)   $ (12,199)
============================================================================================

                                                                  COMPUTATIONAL ASSUMPTIONS
                                                                                         PROJECTED BENEFIT
                                                          NET PENSION COST                   OBLIGATION
---------------------------------------------------------------------------------------------------------------
                                                  1996          1995         1994        1996           1995
---------------------------------------------------------------------------------------------------------------
Discount rate:
  Domestic                                           7.25%           8%           7%        7.75%         7.25%
  International                                6.5 - 8.25      7.5 - 9     6 - 7.75   6.5 - 8.25       6.5 - 9
Rate of increase in compensation levels:
  Domestic                                        4.5 - 5            5            5          4.5             5
  International                                     4 - 6        4 - 6      4 - 5.5        4 - 6         4 - 6
Expected long-term rate of return on assets:
  Domestic                                            8.5          8.5          8.5           --            --
  International                                  6.5 - 10     6.5 - 10      6 - 9.5           --            --
Benefit basis:
  Salaried plans - earnings during career
  Hourly plans - dollar units, multiplied
    by years of service
Funding policy:  5-30 years

     In connection with the split-off from Cooper, a separate Cooper Cameron Salaried Employees' Pension Plan was established as well as a separate plan in the U.K. These new plans assumed the liabilities with respect to all active, inactive and retired employees of the Company and were transferred a pro-rata share of the assets contained in the respective Cooper plans. The expense shown in the preceding table for 1994 reflects an allocation to the Company calculated by Cooper's actuaries while the amounts shown for 1996 and 1995 have been determined by separate actuarial valuations of the newly established plans. Aggregate pension expense amounted to $12,167,000 in 1996, $13,572,000 in 1995 and $13,737,000 in 1994. The Company's expense with respect to defined benefit pension plans is set forth in the table above. Expense with respect to the domestic defined contribution plans for the years ended December 31, 1996, 1995 and 1994 amounted to $9,919,000, $8,833,000 and $8,383,000, respectively.
Gains and losses on curtailments and settlements were not material in any of the last three years. The assets of the domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed income securities.

     The Company's minimum liability for pension plans with accumulated benefits in excess of assets totaled $4,864,000 in 1996 ($10,477,000 in 1995) and has been recorded in the Company's Consolidated Balance Sheets as a long-term liability with a $585,000 offsetting intangible asset ($1,408,000 in 1995) and a $2,642,000 reduction in stockholders' equity, net of taxes ($5,600,000 in 1995).

     The Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, which is essentially the same as the Cooper plan in which employees participated prior to April 1, 1995, employees' savings deferrals are partially matched with shares of the Company's Common stock. Through March 1995, contributions were partially matched with Cooper Common stock. The Company's expense under this plan since April 1995 equals the matching contribution under the Plan's formula, while the expense prior to April 1995 and in 1994 equalled such matching expense adjusted to reflect the Company's proportionate participation during those years in Cooper's Employee Stock Ownership Plan (ESOP). No assets or liabilities with respect to Cooper's ESOP were included in the Company's financial statements for 1995 or 1994. Expense for the years ended December 31, 1996, 1995 and 1994 amounted to $6,393,000, $5,753,000 and $6,983,000, respectively. For 1996, the
Company issued or sold 144,137 shares of Common stock to the Trustee of the Retirement Savings Plan to meet matching and other obligations under the plan.

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

                                                    NUMBER OF SHARES
                                                 ------------------------
                                                 LONG-TERM   NON-EMPLOYEE    WEIGHTED
                                                 INCENTIVE     DIRECTOR      AVERAGE
                                                    PLAN         PLAN    EXERCISE PRICES
----------------------------------------------------------------------------------------
Stock options outstanding at January 1, 1995             --          --           --
Options granted                                   1,589,185      52,421       $16.94
Options cancelled                                   (42,022)                  $16.657
----------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1995    1,547,163      52,421       $16.94

Options granted                                   1,052,646      73,000       $51.27
Options cancelled                                   (35,020)         --       $16.657
Options exercised                                  (104,574)     (2,000)      $16.84
----------------------------------------------------------------------------------------
STOCK OPTIONS OUTSTANDING AT DECEMBER 31, 1996    2,460,215     123,421       $31.91(1)
========================================================================================
STOCK OPTIONS EXERCISABLE AT DECEMBER 31, 1996      469,551      50,421       $16.77(2)
========================================================================================

(1) Exercise prices range from $16.657 to $70.50 per share.
(2) Exercise prices range from $16.657 to $26.25 per share.

     The options issued to key employees under the Long-term Incentive Plan during 1996 and 1995 expire ten years from the date of grant. The options granted under this plan during 1995 generally become one-sixth exercisable one year after the date of grant, one-third on each of the second and third anniversary dates following the date of grant and one-sixth at the end of four years. The options granted during 1996 generally become one-third exercisable each year beginning on the first anniversary date following the date of grant. Certain key executives also elected to receive options in lieu of salary for periods that now extend through December 31, 1997. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of a six-month or one-year salary period and expire five years after the beginning of the respective salary period.

     Under an amendment to the Company's Non-employee Director Stock Option Plan approved by the Board of Directors on May 2, 1996, and subject to stockholder approval at the 1997 Stockholders' Meeting, non-employee directors receive a grant of 3,000 stock options annually. In addition, in 1996, directors were permitted to either take their annual retainer in cash ($30,000) or receive additional stock options for 9,000 shares of stock at market value on the date of grant. All directors elected to receive the additional stock options. The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. The options expire five years and one day after the date of grant and become exercisable one year following the date of grant. As of December 31, 1996, shares reserved for future grants under the Long-term Incentive and Non-employee Director Stock Option Plans were zero and 124,579, respectively. The weighted average remaining contractual life of all options at December 31, 1996 is approximately 6.5 years.

     Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income and earnings per share as if the Company had accounted for the stock options and other awards granted using the fair value method described in that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.9% and 5.3%; dividend yields of 1% and 0.7%; volatility factors of the expected market price of the Company's common stock of .302 and .221; and a weighted-average expected life of the options of 2.2 and 3.5 years. These assumptions resulted in a weighted average grant date fair value for options and other awards of $11.03 and $10.93, respectively for 1996 and $3.77 and $4.68, respectively for 1995. For purposes of the pro forma disclosures, the estimated fair value is amortized to expense over the awards' vesting period. Reflecting the amortization of this hypothetical expense for 1996 and 1995 results in pro forma net income and earnings per share of $59,147,000 and $2.22, respectively, for 1996 and pro forma net loss and loss per share of $501,212,000 and $20.11, respectively, for 1995.

EMPLOYEE STOCK PURCHASE PLAN

     Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 1,000,000 shares of Common stock to its full-time domestic and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 1996/1997 plan, nearly 1,500 employees have elected to purchase approximately 120,000 shares of the Company's Common stock at $40 per share, or 85% of the market price of the Company's Common stock on July 31, 1997, if lower. A total of 231,935 shares were purchased at $18.965 per share on August 1, 1996 under the 1995/1996 plan.

NOTE 11: LONG-TERM DEBT

                                                          DECEMBER 31,
---------------------------------------------------------------------------

(dollars in thousands)                                  1996        1995
---------------------------------------------------------------------------
Floating-rate term loans                             $ 168,700    $ 198,400
Floating-rate revolving credit advances                190,068       31,553
Other long-term debt                                    35,880       34,588
---------------------------------------------------------------------------
                                                       394,648      264,541
Current maturities                                     (47,100)     (29,700)
---------------------------------------------------------------------------
Long-term portion                                    $ 347,548    $ 234,841
===========================================================================

     On June 30, 1995, the Company entered into a $475,000,000 Credit Agreement with various lenders to repay the $375,000,000 of outstanding bank indebtedness guaranteed by Cooper and to provide for the Company's general borrowing requirements. The Credit Agreement provides the Company with an aggregate unsecured borrowing capacity consisting of $200,000,000 of floating-rate term loans with scheduled quarterly principal payments through March 31, 2000 and $275,000,000 of floating-rate revolving credit advances ultimately maturing on June 30, 2000.

     The weighted average interest rates on the term loans and revolving credit advances were 6.125% and 6.08%, respectively, at December 31, 1996 (6.51% and 5.93%, respectively, at December 31, 1995). As described further in Note 18, the Company has entered into interest rate swaps with a notional value of $100,000,000 at December 31, 1996, resulting in an effective fixed rate of 5.67% plus a variable margin of 0.375% to 0.75% on that portion of the Company's outstanding debt. The terms of the swap agreements result in $100,000,000 of floating rate debt being at an effective fixed interest rate plus the variable margin through December 31, 1998 and $75,000,000 at a similar rate thereafter until the expiration of all outstanding agreements on June 30, 2000. The Company is also required to pay a commitment fee, which at December 31, 1996 equalled 0.2% annually, on the unused portion of the credit facility.

     In addition to the Credit Agreement, the Company has $35,880,000 of unsecured debt outstanding at the end of 1996 under other credit facilities which are available both domestically and to its foreign subsidiaries. The average interest rate on the majority of this debt at December 31, 1996 was 5.55% (6.59% at December 31, 1995). At December 31, 1996, the Company has classified $47,100,000 of its outstanding indebtedness as current based on the scheduled maturities of its Credit Facility term loans during the next twelve months. Amounts borrowed under other credit facilities, which by their terms represent current liabilities, have been reclassified to long-term debt reflecting the Company's intention and ability to refinance such amounts under its long-term Credit Agreement. At December 31, 1996, the Company had $84,932,000 of committed borrowing capacity available under its long-term Credit Agreement plus additional uncommitted amounts available under various other borrowing arrangements.

     Under the terms of the Credit Agreement, which was amended on June 19, 1996, the Company is required to maintain certain financial ratios including a 55% maximum debt to total capitalization ratio, which steps down to 40% over the period from June 30, 1997 to June 30, 1999, and an interest coverage ratio. The Company has been, throughout all periods reported, and was, at December 31, 1996, in compliance with all loan covenants.

     Prior to June 30, 1995, the Company's cash and debt were managed on a worldwide basis through Cooper's consolidated cash and debt management system. As a result, the actual amounts of cash or debt historically related to the businesses now making up the Company were not previously determinable. Accordingly, the Asset Transfer Agreement between Cooper and the Company specified a fixed amount of $375,000,000 of debt be allocated to the Company for periods through June 30, 1995 with all positive or negative cash flows being treated as transferred to or from Cooper.

     For the years 1996, 1995 and 1994, total interest expense was $20,878,000, $23,273,000 and $20,023,000, respectively, including $11,858,000 of interest allocated to the Company by Cooper for the six-month period ended June 30, 1995. Interest expense for periods prior to June 30, 1995 is based on a Cooper interest rate that includes both domestic and foreign interest costs believed to be reflective of where the Company carried out its primary business functions. For the six months ended June 30, 1995 and the year 1994, aggregate interest rates amounted to 6.3% and 5.2%, respectively. Interest paid by the Company and paid on the Company's behalf by Cooper is not materially different from the amounts expensed.

     Maturities of long-term debt, which are based primarily on the scheduled payments of the term loans for the four years subsequent to December 31, 1996, are $47,100,000, $49,600,000, $57,100,000 and $240,848,000, respectively.

     At December 31, 1996, the Company had two long-term leases extending out 15 and 20 years and involving annual rental payments of approximately $3,725,000. The Company also has numerous other operating leases pertaining to sales offices, office equipment, data processing equipment and other items. The obligations with respect to these leases are generally for less than three years and are not considered to be material individually or in the aggregate.

NOTE 12: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Following the split-off from Cooper, the Company's salaried employees have participated in various domestic employee welfare benefit plans, including medical, dental and prescriptions among other benefits for active employees. These plans are essentially the same as the plans which employees participated in as part of Cooper. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits, while active salaried employees will not have postretirement health care benefits.

     The hourly employees had under Cooper, and continue to have under the Company, separate plans with varying benefit formulas. In all cases, however, currently active employees, except for certain employees who are near retirement and previously elected to receive certain benefits, will not receive health care benefits after retirement. All of these plans were and continue to be unfunded.

     The amounts reflected in the table that follows represent the Company's expense and liability as actuarially determined under SFAS No. 106 for the plan years beginning January 1, 1996 and 1995, and in the case of 1994, the Company's proportionate amounts in various plan groupings actuarially evaluated in arriving at Cooper's overall expense for these plans. The 1995 separate actuarial valuation did not result in any significant changes in the 1995 amounts by comparison with prior years. The decrease in postretirement benefit expense from 1994 to 1996 is primarily attributable to the amortization of accumulated actuarial gains. These accumulated actuarial gains have resulted primarily from the Company's actual medical claims experience being less than expected at the time of the Company's adoption of SFAS No. 106.

                                                                            AMOUNTS PER CONSOLIDATED
                              ACCUMULATED        ITEMS NOT YET RECORDED       FINANCIAL STATEMENTS
                                 POST-              IN CONSOLIDATED         LIABILITY FOR     NET
                           RETIREMENT BENEFIT     FINANCIAL STATEMENTS      POSTRETIREMENT   ANNUAL
                              OBLIGATION           PRIOR       ACTUARIAL    BENEFITS OTHER   EXPENSE
(dollars in thousands)          (APBO)         SERVICE COST    NET GAIN     THAN PENSIONS    (INCOME)
-----------------------------------------------------------------------------------------------------
Balance - December 31, 1993    $(87,207)         $  (900)      $(20,500)     $(108,607)
Plan amendments                   2,600           (2,600)
Benefit payments                  3,908                                          3,908
Actuarial net gains              21,800                         (21,800)
Plan expense:
  Service cost                     (300)                                                     $   300
  Interest cost                  (5,000)                                                       5,000
  Amortization of prior
    service cost                                     600                                        (600)
  Amortization of
    actuarial net gain                                            1,682                       (1,682)
                                                                                             --------
Net annual expense                                                              (3,018)      $ 3,018
-----------------------------------------------------------------------------------------------------
Balance - December 31, 1994     (64,199)          (2,900)       (40,618)      (107,717)
Benefit payments                  4,035                                          4,035
Actuarial net gains               6,500                          (6,500)
Plan expense:
  Service cost                     (200)                                                     $   200
  Interest cost                  (5,200)                                                       5,200
  Amortization of
    prior service cost                               600                                        (600)
  Amortization of
    actuarial net gain                                            5,100                       (5,100)
                                                                                             --------
Net annual income                                                                  300       $  (300)
-----------------------------------------------------------------------------------------------------
Balance - December 31, 1995     (59,064)          (2,300)       (42,018)      (103,382)
Plan amendments                     800             (800)
Benefit payments                  3,850                                          3,850
Actuarial net gains               9,300                          (9,300)
Plan expense:
  Service cost                     (200)                                                     $   200
  Interest cost                  (4,000)                                                       4,000
  Amortization of
    prior service cost                               600                                        (600)
  Amortization of
    actuarial net gain                                            5,900                       (5,900)
                                                                                             --------
Net annual income                                                                2,300       $(2,300)
-----------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1996    $(49,314)         $(2,500)      $(45,418)     $ (97,232)
=====================================================================================================

                                                                         DECEMBER 31,
------------------------------------------------------------------------------------------
(dollars in thousands)                                                1996         1995
------------------------------------------------------------------------------------------
Amount of APBO related to:
  Retired employees                                                 $(43,714)    $(50,364)
  Employees eligible to retire                                        (2,900)      (5,600)
  Other employees                                                     (2,700)      (3,100)
Actuarial assumptions:
  Discount rate                                                         7.59%        7.18%
  Ensuing year to 2002- healthcare cost trend rate                       8.5%        10.0%
                                                                  RATABLE TO   ratable to
                                                                         5.0%         5.0%
Effect of 1% change in healthcare cost trend rate:
  Increase/decrease year-end APBO                                   $  3,600     $  3,800
  Increase/decrease expense                                         $    300     $    400

NOTE 13:  INCOME TAXES

                                                                          YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------
(dollars in thousands)                                               1996          1995            1994
----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
  U.S. operations                                                 $  53,267     $(181,285)      $     348
  Foreign operations                                                 38,747      (315,111)          2,995
----------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                               $  92,014     $(496,396)      $   3,343
==========================================================================================================
Income taxes:
  Currently payable (receivable):
    U.S. federal                                                  $   2,084     $  (2,111)      $ (15,740)
    U.S. state and local and franchise                                2,054         1,170          (2,168)
    Foreign                                                           6,243         2,260             169
----------------------------------------------------------------------------------------------------------
                                                                     10,381         1,319         (17,739)
----------------------------------------------------------------------------------------------------------
  Deferred:
    U.S. federal                                                     13,697        (6,168)         17,221
    U.S. state and local                                              1,519          (927)          4,026
    Foreign                                                           2,233         1,051           3,581
----------------------------------------------------------------------------------------------------------
                                                                     17,449        (6,044)         24,828
----------------------------------------------------------------------------------------------------------
  Other:
    Reserve for prior year deferred tax assets                           --         8,382              --
----------------------------------------------------------------------------------------------------------
                                                                         --         8,382              --
----------------------------------------------------------------------------------------------------------
    Income tax provision                                          $  27,830     $   3,657       $   7,089
==========================================================================================================
Items giving rise to deferred income taxes:
  Reserves and accruals                                           $   7,813     $  (2,309)      $  17,775
  Inventory allowances, full absorption and LIFO                      1,913        (8,111)          8,509
  Percentage of completion income (recognized) not
    recognized for tax                                                5,703            --          (3,436)(2)
  Prepaid medical and dental expenses                                 3,158         1,529(2)           --
  U.S. tax deductions in excess of amounts currently deductible      (8,123)           --              --
  Other                                                               6,985         2,847(2)        1,980(2)
----------------------------------------------------------------------------------------------------------
    Deferred income taxes                                         $  17,449     $  (6,044)      $  24,828
==========================================================================================================
The differences between the provision for income
 taxes and income taxes using the U.S. federal
 income tax rate were as follows:
  U.S. federal statutory rate                                         35.00%        35.00%          35.00%
  Nondeductible goodwill                                               2.85         (0.97)         241.24
  Provision for impairment of goodwill                                   --        (31.09)             --
  State and local income taxes                                         0.76         (0.23)          13.25
  Tax exempt income                                                   (1.90)         0.34          (58.35)
  Foreign statutory rate differential                                 (0.82)         0.02          (17.67)
  Change in valuation of prior year tax assets                        (8.90)        (1.69)             --
  Losses not receiving a tax benefit                                   2.36         (2.18)             --
  All other                                                            0.90          0.06           (1.41)
----------------------------------------------------------------------------------------------------------
    Total                                                             30.25%        (0.74)%        212.06%
==========================================================================================================
Total income taxes paid(1)                                        $   9,366     $   4,248       $   7,201
==========================================================================================================

(1) For periods prior to June 30, 1995, the Company paid taxes to Cooper, who in turn paid the taxes to the various taxing authorities. The amount shown for 1995 represents tax actually paid by the Company since June 30, 1995 and foreign taxes paid by Cooper on the Company's behalf through June 30, 1995. Information regarding U.S. taxes paid or refunds received by Cooper on the Company's behalf during the first half of 1995 is not available.

(2)  Revised for comparability with 1996.

                                                                 DECEMBER 31,
----------------------------------------------------------------------------------
(dollars in thousands)                                        1996         1995
----------------------------------------------------------------------------------
Components of deferred tax balances:
  Deferred tax liabilities:
    Plant and equipment                                    $ (41,912)   $ (45,669)
    Inventory                                                (33,105)     (34,203)
    Pensions                                                  (8,817)      (7,648)
    Percentage of completion                                  (5,703)          --
    Other                                                    (12,854)      (6,553)
----------------------------------------------------------------------------------
      Total deferred tax liabilities                        (102,391)     (94,073)
----------------------------------------------------------------------------------
  Deferred tax assets:
    Postretirement benefits other than pensions               37,191       39,222
    Reserves and accruals                                     24,290       32,495
    Net operating losses and related deferred tax assets      30,430       28,324
    Other                                                      3,959        4,126
----------------------------------------------------------------------------------
      Total deferred tax assets                               95,870      104,167
----------------------------------------------------------------------------------
  Valuation allowance                                        (37,307)     (43,324)
----------------------------------------------------------------------------------
    Net deferred tax liabilities                           $ (43,828)   $ (33,230)
==================================================================================

     During 1996, certain of the Company's international operations, which had incurred losses for several years, generated earnings which exceeded the 1996 losses related to several other operations. As a result, the valuation allowance established during 1995 was reduced by $6,017,000 with a corresponding reduction in the Company's income tax expense. In addition, while the Company was profitable on a book basis domestically during 1996, it had tax deductions which exceeded the book tax on this income by approximately $8,123,000 resulting in the recognition of a current deferred tax asset. Although the Company presently anticipates that this asset will be utilized during 1997, under present U.S. tax rules the Company has until the year 2010-2011 to utilize these excess deductions.

     The Company's tax provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. The Company's accruals are sufficient to cover the additional U.S. taxes estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 1996, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries except certain unremitted earnings in the U.K. and Ireland which are considered to be permanently reinvested.

     Although prior to June 30, 1995 the Company's operations were included in the consolidated U.S. federal and certain combined state income tax returns of Cooper, the tax provisions and tax liabilities through that date were determined as if the Company was a stand-alone business filing a separate tax return. Under the agreement between Cooper and the Company pursuant to which the Company's assets and liabilities were legally transferred, the U.S. federal and state and local income and franchise tax liability for periods prior to June 30, 1995 was retained by Cooper and accordingly, the Company does not have any non-deferred tax accruals with respect to these liabilities. Except for the Company's foreign subsidiaries in Germany, Norway and Canada, where the Company's assets and liabilities were transferred pursuant to agreements with Cooper comparable to the domestic agreement referred to above, prior year foreign tax liabilities are the responsibility of the Company. For periods after June 30, 1995, the Company has responsibility and has provided for its tax liabilities on a worldwide basis.

     As described in Note 3, the Company had a $441,000,000 non-deductible goodwill write-off as well as $41,509,000 of nonrecurring/unusual charges during 1995. Of the $41,509,000, approximately $18,600,000 was treated as a non-deductible expense because it related to the Company's international operations in countries where the operations have experienced losses over the last several years. In addition to the nonrecurring/unusual charges, these same international operations also had operating losses during 1995 which aggregated $12,300,000 that were treated as non-deductible. Lastly, in 1994 and prior years, deferred tax assets totaling $17,518,000 had been recorded with respect to these operations and the Company established a valuation allowance against these deferred tax assets during 1995. Of this last amount, approximately $9,136,000 was recorded through a reclassification of long-term tax accruals covering pre-1987 unremitted earnings with respect to the Company's operations in the U.K. The Company has determined that these earnings are permanently invested and that, therefore, these long-term accruals are no longer required. The remainder, or $8,382,000, was charged against 1995's tax expense. In total, these items resulted in a $28,324,000 increase in the Company's valuation allowance with respect to deferred tax assets during 1995.

NOTE 14:  COMMON STOCK, PREFERRED STOCK AND RETAINED DEFICIT

COMMON STOCK

     At December 31, 1996, 75,000,000 shares of Common stock, par value $.01 per share, were authorized of which 25,617,727 were issued (25,146,232 at December 31, 1995). At year end, a total of 3,648,936 shares of Common stock was reserved for issuance under various employee benefit plans.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value of $.01 per share. At December 31, 1996, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 750,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

STOCKHOLDER RIGHTS PLAN

     On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for a purchase price of $75, subject to adjustment. The Rights were attached to all outstanding shares of the Company's Common stock immediately following completion of the exchange offer with Cooper (see Note 1). Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company and will expire on April 30, 2005, or such later date as determined by the Board of Directors.

     Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

     Under certain circumstances, the Rights may be subject to exercise for additional shares of Common stock or other consideration at a predefined ratio rather than for shares of Series A Junior Participating Preferred Stock.

RETAINED DEFICIT

     The Company's retained deficit as of December 31, 1996 and 1995 includes a $441,000,000 charge related to the goodwill write-down described in Note 3 of the Notes to Consolidated Financial Statements. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the net of capital in excess of par value less the retained deficit. Accordingly, at December 31, 1996, the Company had approximately $475,866,000 from which dividends could be paid.

NOTE 15:  NET ASSETS

     Prior to June 30, 1995, the Company was not a separate stand-alone entity and, therefore, it did not have any meaningful amounts of Common stock, capital in excess of par value or retained earnings. Accordingly, the equity was reflected as a single amount titled "Net Assets." The table below shows the items which have resulted in increases or decreases to this Net Asset total for the period from December 31, 1993 through June 30, 1995. The Company's stockholders' equity activity for the period from July 1, 1995 through December 31, 1996 is shown in the Consolidated Changes in Stockholders' Equity statement.

(dollars in thousands)                                       NET ASSETS
-----------------------------------------------------------------------
Balance at December 31, 1993                                 $ 841,955
Adjustment required to recognize minimum pension liability        (179)
Translation adjustment                                          28,989
Receivable from Cooper                                          36,607
Free cash flow transferred to Cooper                           (42,627)
Allocation of interest and general and administrative
  expenses, net of tax, from Cooper                             17,130
Net loss                                                        (3,746)
-----------------------------------------------------------------------
Balance at December 31, 1994                                   878,129
Translation adjustment                                          27,106
Allocation of interest and general and administrative
  expenses, net of tax, from Cooper                              9,539
Net loss from January 1, 1995 through June 30, 1995            (37,802)
Adjustment of equity balances to reflect split-off
  from Cooper at June 30, 1995(1)                               14,209
-----------------------------------------------------------------------
BALANCE ON JUNE 30, 1995 AT TIME OF SPLIT-OFF                $ 891,181
=======================================================================

(1) Includes the effect of the final settlement with Cooper reached during the fourth quarter of 1995.

Intercompany transactions are principally cash transfers between the Company and Cooper.

NOTE 16:  INDUSTRY SEGMENTS

                                    REVENUES                      OPERATING EARNINGS                   IDENTIFIABLE ASSETS
                            YEARS ENDED DECEMBER 31,            YEARS ENDED DECEMBER 31,                   DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)   1996         1995         1994       1996       1995         1994         1996        1995        1994
----------------------------------------------------------------------------------------------------------------------------------
Petroleum Production
  Equipment           $  798,607  $   648,141   $  562,680  $ 71,590  $ (12,557)  $   (35,553)  $  991,726  $  775,353  $1,286,749
Compression and
  Power Equipment        588,536      493,602      546,028    57,629     30,010        66,060      450,408     348,295     379,933
----------------------------------------------------------------------------------------------------------------------------------
                       1,387,143    1,141,743    1,108,708   129,219     17,453        30,507    1,442,134   1,123,648   1,666,682
Other income               1,044        2,292        1,368     1,044      2,292         1,368
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues      $1,388,187  $ 1,144,035   $1,110,076
==================================================================================================================================
Goodwill write-down                                               --   (441,000)          --
Nonrecurring/
  unusual charges                                             (7,274)   (41,509)          --
Interest expense                                             (20,878)   (23,273)     (20,023)
General corporate                                            (10,097)   (10,359)      (8,509)       21,159      10,027      36,607
----------------------------------------------------------------------------------------------------------------------------------
Consolidated income
  (loss) before income
  taxes                                                     $ 92,014  $(496,396)  $    3,343
==================================================================================================================================
Investment in uncon-
  solidated subsidiaries                                                                             5,629       1,730       7,091
----------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                                 $1,468,922  $1,135,405  $1,710,380
==================================================================================================================================

                                      REVENUES                       OPERATING EARNINGS                IDENTIFIABLE ASSETS
                                 YEARS ENDED DECEMBER 31,         YEARS ENDED DECEMBER 31,                 DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)        1996        1995        1994       1996       1995       1994        1996        1995       1994
----------------------------------------------------------------------------------------------------------------------------------
Domestic                  $  897,533  $  736,079  $  769,676   $ 92,440   $  8,566   $ 24,448   $  823,461  $  638,245 $  902,895
----------------------------------------------------------------------------------------------------------------------------------
International:
  Europe                     443,957     336,133     302,933     42,719      4,988     (3,140)     562,425     449,508    692,880
  Canada                      64,326      60,250     108,106      2,203         94        154       43,995      26,585     46,096
  Other                      100,246     108,423      87,035        538      2,207      4,612      102,431      83,284    118,983
----------------------------------------------------------------------------------------------------------------------------------
  Sub-total
    International            608,529     504,806     498,074     45,460      7,289      1,626      708,851     559,377    857,959
----------------------------------------------------------------------------------------------------------------------------------
Eliminations:
  Transfers to
    International            (93,364)    (82,061)   (148,639)                                      (23,816)    (16,265)   (49,681)
  Transfers to Domestic      (25,555)    (17,081)    (10,403)                                      (49,540)    (49,569)   (32,095)
  Other                                                          (8,681)     1,598      4,433      (16,822)     (8,140)   (12,396)
----------------------------------------------------------------------------------------------------------------------------------
                           1,387,143   1,141,743   1,108,708    129,219     17,453     30,507    1,442,134   1,123,648  1,666,682
Other income                   1,044       2,292       1,368      1,044      2,292      1,368
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues          $1,388,187  $1,144,035  $1,110,076
==================================================================================================================================
Goodwill write-down                                                  --   (441,000)        --
Nonrecurring/
  unusual charges                                                (7,274)   (41,509)        --
Interest expense                                                (20,878)   (23,273)   (20,023)
General corporate                                               (10,097)   (10,359)    (8,509)      21,159      10,027     36,607
----------------------------------------------------------------------------------------------------------------------------------
Consolidated income
  (loss) before income
  taxes                                                        $ 92,014   $(496,396) $  3,343
==================================================================================================================================
Investment in uncon-
  solidated subsidiaries                                                                             5,629       1,730      7,091
----------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                                 $1,468,922  $1,135,405 $1,710,380
==================================================================================================================================

                                                YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------
(dollars in thousands)                       1996         1995         1994
----------------------------------------------------------------------------
Research and development expense:
  Petroleum Production Equipment          $  1,944     $  1,347     $  1,266
  Compression and Power Equipment            5,192        7,201        7,280
----------------------------------------------------------------------------
  Total                                   $  7,136     $  8,548     $  8,546
============================================================================

Depreciation and amortization:
  Petroleum Production Equipment          $ 37,467     $ 46,615     $ 46,118
  Compression and Power Equipment           24,518       25,071       24,115
  Corporate                                    495           68           --
----------------------------------------------------------------------------
  Total                                   $ 62,480     $ 71,754     $ 70,233
============================================================================

Capital expenditures:
  Petroleum Production Equipment          $ 16,373     $ 23,132     $ 43,156
  Compression and Power Equipment           18,939       14,603       20,354
  Corporate                                  1,833        1,791           --
----------------------------------------------------------------------------
  Total                                   $ 37,145     $ 39,526     $ 63,510
============================================================================

Goodwill write-down:
  Domestic                                $     --     $144,719     $     --
  Europe                                        --      259,879           --
  Canada                                        --        7,330           --
  Other                                         --       29,072           --
----------------------------------------------------------------------------
  Total                                   $     --     $441,000(1)  $     --
============================================================================

Nonrecurring/unusual charges:
  Domestic                                $  4,724     $ 15,584     $     --
  Europe                                     1,926       19,494           --
  Canada                                       359          720           --
  Other                                        265        5,711           --
----------------------------------------------------------------------------
  Total                                   $  7,274(2)  $ 41,509(3)  $     --
============================================================================

(1) All related to Petroleum Production Equipment.
(2) $4,169 related to Compression and Power Equipment and the balance to Petroleum Production Equipment.
(3) $2,242 related to Compression and Power Equipment and the balance to Petroleum Production Equipment.

     The Company's operations are organized into two segments, Petroleum Production Equipment and Compression and Power Equipment.

     The Petroleum Production Equipment segment manufactures, markets and services valves, wellhead equipment, blowout preventers, chokes and control systems, and other components for oil and gas drilling, production and transmission activities.

     The Compression and Power Equipment segment manufactures, markets and services engines and centrifugal gas and air compressors used in the production, transmission, storage and processing of natural gas and oil as well as a variety of other industrial applications.

     Intersegment sales and related receivables for each of the years shown were immaterial and have been eliminated.

     Export sales to unaffiliated companies were $277,426,000 in 1996, $184,390,000 in 1995, and $172,436,000 in 1994. Of total export sales, approximately 60% in 1996, 60% in 1995, and 60% in 1994 were to Asia, Africa, Australia and the Middle East; 17% in 1996, 13% in 1995, and 11% in 1994 were to Canada and Europe; and 23% in 1996, 27% in 1995, and 29% in 1994 were to Latin America. Foreign currency transaction gains and losses were insignificant for all of the years shown. See Note 3 of the Notes to Consolidated Financial Statements for information regarding 1995 translation losses related to the Company's operations in Venezuela.

NOTE 17:  RELATED PARTY TRANSACTIONS

     The Company received services provided by Cooper including employee benefits administration, cash management, risk management, certain legal services, public relations, domestic tax reporting and internal and domestic external audit through June 30, 1995. The costs associated with these services allocated to the Company amounted to $4,042,000 and $8,509,000 in 1995 and 1994, respectively.

     For purposes of the Company's consolidated financial statements, the intercompany account between the Company and Cooper was included as an element of the Company's net assets for periods prior to June 30, 1995. All free cash flows and cash requirements of the Company through June 30, 1995 were considered to be transferred to or provided by Cooper and have been included in this intercompany account.

     The Company reflected a receivable of $36,607,000 at December 31, 1994 due from Cooper representing the excess of free cash flows of the Company, which were transferred to Cooper, over the Company's net loss for the period October 1, 1994 to December 31, 1994. The Company settled the outstanding receivable from Cooper during the fourth quarter of 1995 which resulted in a decrease of $8,817,000 to the Company's equity balance transferred from Cooper at June 30, 1995.

     The Company sells, on third-party terms, small amounts of its products to Cooper. The amounts involved in these transactions, as well as transactions with other related parties, are not material to the Company.

NOTE 18: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

     As a result of having sales and purchases denominated in currencies other than the functional currencies used by the Company's divisions and foreign subsidiaries, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its cash flows. To the extent possible, the Company utilizes natural hedges to minimize the effect on cash flows of fluctuating foreign currencies. When natural hedges are not sufficient, generally it is the Company's policy to enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the terms of the underlying transactions. The Company does not engage in speculation or hedge nontransaction-related balance sheet exposure. While forward contracts affect the Company's results of operations, they do so only in connection with the underlying transactions. As a result, they do not subject the Company to uncertainty from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. The volume of forward activity engaged in by the Company from year-to-year fluctuates in proportion to the level of worldwide cross-border transactions, and contracts generally have maturities that do not exceed one to two years.

     The table below summarizes the contractual amounts of the Company's forward exchange contracts to sell the following currencies at December 31, 1996 and 1995.

                                                          DECEMBER 31,
--------------------------------------------------------------------------
(dollars in thousands)                                  1996       1995
--------------------------------------------------------------------------
Canadian Dollar                                     $   44,695  $       --
Italian Lira                                             5,526          --
Pound Sterling                                              --       1,020
French Franc                                                --       8,861
Other                                                      487       1,751
--------------------------------------------------------------------------
                                                    $   50,708  $   11,632
==========================================================================

     Contracts to buy foreign currencies were not material at December 31, 1996 and 1995. Counterparties to the forward foreign currency exchange contracts are typically large, stable financial institutions. Accordingly, the Company's exposure to credit loss in the event of nonperformance by these counterparties is considered to be minimal. Deferred gains and losses on forward foreign exchange contracts based upon anticipated transactions were not material at December 31, 1996 and 1995.

     At December 31, 1996, the Company was contingently liable with respect to approximately $74,079,000, ($83,536,000 at December 31, 1995) of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. Of the outstanding total, approximately 49% relates to the Petroleum Production Equipment segment and the balance, or 51%, to the Compression and Power Equipment segment. The Company was also liable for approximately $8,770,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company ($2,579,000 at December 31, 1995). While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business.

     The Company's other off-balance sheet risks are not material.

CONCENTRATIONS OF CREDIT RISK

     See Note 3 for a discussion of the Company's receivables and related reserves with respect to customers in the country of Iran. The Company's other concentrations of credit risk are not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, interest rate swap contracts and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. Based on the spread between the contract forward rate and the quoted forward rate as of year-end on contracts with similar terms to existing contracts, the fair value of the Company's foreign currency forward contracts was not material at December 31, 1996 and 1995.

     As described in Note 11 of the Notes to Consolidated Financial Statements, the Company has entered into various interest rate swap agreements. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. If marked-to-market at December 31, 1996 the interest rate swaps would result in a small pre-tax gain at December 31, 1996 compared to a small loss at December 31, 1995. Because the Company currently intends to maintain these swaps through their maturity as long-term hedges of floating-rate bank debt, gains or losses implied by the mark-to-market calculation have not been recognized.

NOTE 19: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

Increase (decrease) in net assets:

                                                               YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------
(dollars in thousands)                                             1996      1995
---------------------------------------------------------------------------------------
Common stock issued for employee stock ownership and
  retirement savings plans                                       $  7,027  $  2,959
Adjustment of minimum pension liability                             2,958    (1,917)
Tax benefit of certain employee stock benefit plan transactions     1,865        --
Adjustment of equity balances to reflect split-off
  from Cooper at June 30, 1995                                         --   (14,209)

NOTE 20:  EARNINGS (LOSS) PER SHARE

     The weighted average number of common shares and common stock equivalents outstanding for each period presented was as follows:

                                                                YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------
(amounts in thousands)                                        1996        1995       1994
-------------------------------------------------------------------------------------------
Average shares outstanding                                   25,345      25,049      25,000
Common stock equivalents                                      1,269         117          --
-------------------------------------------------------------------------------------------
Shares utilized in earnings per share calculation            26,614      25,166      25,000
===========================================================================================

For periods prior to June 30, 1995, earnings (loss) per share amounts have been computed on a pro forma basis based on the assumption that 25,000,000 shares of Common stock were outstanding during each period presented.

NOTE 21:  UNAUDITED QUARTERLY OPERATING RESULTS

                                                                1996 (BY QUARTER)
----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)        1          2(2)        3(2)        4(2)
----------------------------------------------------------------------------------------------
Revenues                                        $  280,648  $  312,444  $  378,793  $  416,302
Gross margin(1)                                     74,782      85,399     101,094     116,354
Net income                                           7,664      12,869      19,253      24,398
Earnings per share                                    0.29        0.49        0.72        0.90

                                                                1995 (BY QUARTER)
----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)        1          2(2)        3(2)        4(2)
----------------------------------------------------------------------------------------------
Revenues                                        $ 254,576   $ 268,539   $ 335,225  $ 285,695
Gross margin(1)                                    53,079      52,481      77,648     79,029
Net income (loss)                                  (4,252)   (474,550)      6,546    (27,797)
Earnings (loss) per share(3)                        (0.17)     (18.98)       0.26      (1.11)

(1) Gross margin equals revenues less cost of sales before depreciation and amortization.
(2) See Note 3 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges incurred during 1996 and 1995.
(3) Earnings (loss) per share amounts for periods prior to June 30, 1995 have been computed on a pro forma basis based on the assumption that 25,000,000 shares of Common stock were outstanding during each period presented.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

     The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 1996. The financial information included herein may not necessarily be indicative of the financial position or results of operations of the Company in the future or of the financial position or results of operations of the Company that would have been obtained if the Company had been a separate, stand-alone entity during the periods presented. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

                                                                      YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share)           1996          1995          1994             1993          1992
---------------------------------------------------------------------------------------------------------------------
Income Statement Data(1):
   Revenues                                    $ 1,388,187   $ 1,144,035   $ 1,110,076      $ 1,340,778   $ 1,438,189
---------------------------------------------------------------------------------------------------------------------
   Costs and expenses:
      Cost of sales (exclusive of
        depreciation and amortization)           1,010,558       881,798       838,575          970,944     1,007,748
      Depreciation and amortization                 62,480        71,754        70,233           70,413        61,776
      Selling and administrative
         expenses                                  194,983       181,097       177,902          194,242       191,958
      Interest expense                              20,878        23,273        20,023           15,852        20,361
      Provision for impairment of
         goodwill                                       --       441,000            --               --            --
      Nonrecurring/unusual charges(2)                7,274        41,509            --               --            --
      Nonrecurring income, net                          --            --            --               --       (12,200)
---------------------------------------------------------------------------------------------------------------------
                                                 1,296,173     1,640,431     1,106,733        1,251,451     1,269,643
---------------------------------------------------------------------------------------------------------------------
      Income (loss) before income
         taxes and cumulative effect
         of changes in accounting
         principles                                 92,014      (496,396)        3,343           89,327       168,546
   Income taxes                                    (27,830)       (3,657)       (7,089)         (38,138)      (57,575)
---------------------------------------------------------------------------------------------------------------------
      Income (loss) before cum-
         ulative effect of changes in
         accounting principles                      64,184      (500,053)       (3,746)          51,189       110,971
      Cumulative effect on prior
         years of changes in account-
         ing principles(3)                              --            --            --               --      (108,048)
---------------------------------------------------------------------------------------------------------------------
               Net income (loss)               $    64,184   $  (500,053)  $    (3,746)     $    51,189   $     2,923
=====================================================================================================================
   Earnings (loss) per share (pro
     forma prior to June 30, 1995)(4)          $      2.41   $    (19.87)  $     (0.15)     $      2.05   $      0.12
=====================================================================================================================

Balance Sheet Data (at the end of period)(1):
      Total assets                             $ 1,468,922   $ 1,135,405   $ 1,710,380(5)   $ 1,713,668   $ 1,725,385
      Stockholders' equity/net assets              516,128       423,588       878,129(5)       841,955       807,167
      Long-term debt                               347,548       234,841       374,800          374,815       375,000
      Other long-term obligations                  160,405       160,267       181,043          193,666       234,226

(1) For the historical periods presented prior to June 30, 1995, all of the excess cash generated by the Company's operations was regularly remitted to Cooper pursuant to Cooper's centralized cash management program. As a result, total indebtedness has been held constant from year-to-year for such periods. See Note 11 of the Notes to Consolidated Financial Statements of the Company for further information regarding long-term debt.
(2) See Note 3 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges incurred during 1996 and 1995.
(3) In the first quarter of 1992, the Company adopted the following accounting standards: SFAS No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions); SFAS No. 109 (Accounting for Income Taxes); and SFAS No. 112 (Employers' Accounting for Postemployment Benefits).
(4) See Note 20 of the Notes to the Consolidated Financial Statements for further information relating to the calculation of earnings (loss) per share amounts for periods prior to June 30, 1995.
(5)  Includes a $36,607,000 receivable from Cooper at December 31, 1994.