Form 10-K, Exhibit 13
period 1997-12-31
COOPER CAMERON CORP
filed 1998-03-30
CIK 941548

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

     The following discussion of the Company's historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on "diluted" shares outstanding.

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

     The following table sets forth the percentage relationship to revenues of certain income statement items for the periods presented.

                                                                      YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------
                                                                   1997         1996         1995
-----------------------------------------------------------------------------------------------------
Revenues                                                           100.0%       100.0%       100.0%
-----------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales (exclusive of depreciation and amortization)       71.8         72.8         77.1
   Depreciation and amortization                                     3.7          4.5          6.3
   Selling and administrative expenses                              11.9         14.1         15.8
   Interest expense                                                  1.6          1.5          2.0
   Provision for impairment of goodwill                               --           --         38.6
   Nonrecurring/unusual charges                                       --          0.5          3.6
-----------------------------------------------------------------------------------------------------
     Total costs and expenses                                       89.0         93.4        143.4
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                   11.0          6.6        (43.4)
Income tax provision                                                (3.2)        (2.0)        (0.3)
-----------------------------------------------------------------------------------------------------
Net income (loss)                                                    7.8%         4.6%       (43.7)%
=====================================================================================================

1997 COMPARED TO 1996

     Cooper Cameron Corporation had net income of $140.6 million, or $2.53 per share, for the twelve months ended December 31, 1997. This compares to $64.2 million, or $1.21 per share (adjusted for a 2-for-1 stock split), for the same period in 1996. The improvement was largely the result of strong performance in the Petroleum Production Equipment segment, where operating income increased by 123%. Full year 1997 pre-tax income includes a $5.7 million charge, or $.07 per share, for a settlement with a customer and a $2.6 million charge, or $.03 per share, for cost rationalization, both in the Compression and Power Equipment segment. The settlement with a customer related to a commercial R&D compression project undertaken by Cooper Energy Services. The charge was for an order taken during the fourth quarter of 1995, which called for the development of a new high-performance barrel compressor for use on an offshore platform. Since the newly designed compressor did not meet the customer's specifications, the Company agreed to provide a replacement compressor from another source to be used with the Cooper Rolls turbine, and to absorb the costs related to the delay in delivery of the equipment. The Company has no other orders of this type. The $2.6 million covers further cost rationalization efforts at Cooper Energy Services, including approximately $1.1 million of severance or relocation costs for a total of 23 people and $1.5 million related to the closure of certain sales and distribution facilities as well as one small manufacturing facility. The full year 1996 pre-tax income includes nonrecurring or unusual charges totaling $7.3 million, or $.10 per share (see Note 3 of the Notes to Consolidated Financial Statements).

REVENUES

     Revenues for 1997 totaled $1.81 billion, an increase of 30% from the $1.39 billion in 1996. The June 1996 Ingram Cactus acquisition, which is included for twelve months in 1997 and six months in 1996, and strong market fundamentals, driven largely by increasing worldwide demand for oil and natural gas, were the primary factors in this improvement. Although periodic fluctuations were experienced, particularly in the fourth quarter of 1997, oil and natural gas prices remained at levels acceptable to the marketplace, and continued to provide the impetus for increased spending by national oil companies and major and independent producers. While the economic and financial unrest in Southeast Asia and uncertainty regarding the quantity and timing of oil shipments from Iraq have affected the short-term price of oil, there has been no indication to date that the Company's oil and gas customers have reduced their spending plans. Further declines in oil prices, however, particularly if viewed by the market as being a long-term trend, or declines in the price of natural gas, depending on severity and perceived duration, could result in either a reduction in the market growth which the Company currently anticipates or even a reduction in current activity levels. Approximately 77% of the improvement in total revenues was from the Petroleum Production Equipment segment and 23% from the Compression and Power Equipment segment. The effect of the favorable market conditions was also reflected in the Company's backlog, defined as firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. Backlog at December 31, 1997 was $786.1 million, an increase of 8% from year-end 1996.

     The Petroleum Production Equipment segment's revenues totaled $1.11 billion, an increase of 39% over 1996 revenues of $798.6 million. The segment's revenue growth was across all geographic areas and product lines. This increase was primarily due to the improved market conditions discussed above, which resulted in volume growth as well as favorable pricing, and the Ingram Cactus acquisition. Revenues from several small product line acquisitions were minimal. Of particular note were higher levels of shipments associated with large drilling projects in the Gulf of Mexico and generally stronger activity in Canada, the North Sea, and the Asia Pacific region. Order activity for the segment exceeded $300 million in each quarter of 1997 and totaled $1.28 billion for the year, an increase of 36% from the 1996 level. This improvement was across all product lines, with significant growth in drilling, subsea and surface, which increased by 80% (from $126.5 million to $227.2 million), 34% (from $172.0 million to $230.0 million), and 33% (from $434.8 million to $576.8 million), respectively. Backlog for the segment ended the year at $576.9 million, an increase of 31% from year-end 1996.

     Revenues for the Compression and Power Equipment segment of $686.2 million improved by 17% from the $588.5 million in 1996. Improvements of 16% and 17%, respectively, were reflected in the natural gas compression equipment and centrifugal air compressor businesses. The most significant increases in the natural gas compression equipment business were in large international gas turbine and compressor project revenues and parts and service activity. Of particular note was the improvement in parts and service, which increased by 12% from the 1996 level, including benefits derived from various marketing and pricing programs that were initiated in late 1996 and during 1997. Reflecting these factors, as well as normal seasonality, the most dramatic increase was in the fourth quarter of 1997, where parts and service revenues increased by 35% from the fourth quarter of 1996 and by 28% from the next largest quarter of 1997. Centrifugal air compressor shipments reflected year-to-year improvement in each quarter of 1997 from strong demand in both industrial and air separation applications, particularly in international markets. Order activity for the Compression and Power Equipment segment increased by 11% from 1996 primarily due to the effect of large gas turbine and compressor project orders received in the first half of 1997 and improved natural gas compression equipment parts and service activity. Due to the size and complex nature of major turbine and compressor projects, the specific timing of an order is very difficult to predict and can cause significant fluctuations in the year-to-year revenue, order, and backlog comparisons for this segment. Centrifugal air compressor orders continued at a historically high level and were virtually unchanged from prior year. While orders slowed from Southeast Asia during the fourth quarter of 1997 and have continued to be soft in early 1998, no significant cancellations have been received, and the effect is not currently expected to be material. Backlog for the segment ended 1997 at $209.2 million, a decline of 27% from year-end 1996, due primarily to the timing of major gas turbine and compressor projects and the addition of manufacturing capacity for centrifugal air compressors during the past two years, which increased throughput and shortened lead times to customers.

COSTS AND EXPENSES

     Cost of sales (exclusive of depreciation and amortization) of $1.30 billion in 1997 increased by $286.4 million, or 28%, compared with $1.01 billion in 1996. This increase was largely the result of the previously discussed 30% revenue growth and the two 1997 charges. As discussed above, revenues increased by 39% in the Petroleum Production Equipment segment and 17% in the Compression and Power Equipment segment, while cost of sales increased by 37% and 18%, respectively. This resulted in a gross margin percentage (defined as revenues less cost of sales as a percentage of revenues) of 30.0% in the Petroleum Production Equipment segment, compared to 28.6% in 1996. This increase resulted from improved pricing, the leveraging of various manufacturing support costs that are relatively fixed in the short-term, and cost reductions including benefits from capital expenditures. For the Compression and Power Equipment segment, the gross margin percentage declined from 25.2% in 1996 to 24.4% in 1997. Contributing to the deterioration from the prior year were the charges discussed previously as well as very competitive pricing in the gas turbine and compressor project business and in the aftermarket for gas compression equipment replacement parts. Additionally, the significant increase in the lower margin gas turbine and compressor project revenues, partially offset by higher parts sales, resulted in an unfavorable mix effect on the gross margin percentage. Providing a partial offset were higher production levels, which allowed for the leveraging of manufacturing support costs, and the effect of the cost rationalization program in late 1996 at the Grove City, Pennsylvania facility.

     Depreciation and amortization expense increased by $3.4 million, from $62.5 million in 1996 to $65.9 million in 1997, primarily in the Petroleum Production Equipment segment. This increase was due to the mid-year 1996 Ingram Cactus acquisition and higher capital spending levels beginning in the second half of 1996 in response to improved market conditions.

     Selling and administrative expenses increased by $20.3 million, or 10%, from $195.0 million in 1996 to $215.3 million in 1997, primarily in the Petroleum Production Equipment segment. This increase was due to the Ingram Cactus acquisition, higher revenues, and the Company's conscious effort to improve its market presence. As an example, Cameron has established separate management teams and focused additional marketing resources on the controls and choke businesses, where there is believed to be significant growth potential. Despite conscious increases in selling and marketing costs, as a percentage of revenues, these costs for the Company decreased from 14.1% in 1996 to 11.9% in 1997 due to the leveraging effect of the increased volume, with both segments showing improvements in this relationship.

     Reflecting the various factors discussed above, operating income (defined as earnings before nonrecurring/unusual charges, corporate expenses, interest, and taxes) totaled $234.4 million for the Company, an increase of $105.2 million from 1996. The Petroleum Production Equipment segment improved from $71.6 million in 1996 to $159.8 million in 1997, while the Compression and Power Equipment segment increased from $57.6 million in 1996 to $74.6 million in 1997.

     Interest expense increased from $20.9 million in 1996 to $28.6 million in 1997 primarily due to an increase in the average debt level related to acquisitions and higher working capital requirements in support of the revenue and backlog growth. Average interest rates in 1997 were 6.6% compared to 6.4% in 1996.

     Income taxes were $58.8 million in 1997, an increase of $31.0 million from 1996. This increase was due to the year-to-year improvement in earnings. The Company's effective tax rate declined from 30.2% in 1996 to 29.5% in 1997 mainly due to a change in the mix of domestic and foreign earnings for 1997 versus 1996.

1996 COMPARED TO 1995

     Cooper Cameron Corporation had net income of $64.2 million, or $1.21 per share (adjusted for a 2-for-1 stock split), for the twelve months ended December 31, 1996, compared to a net loss of $500.1 million, or $9.98 per share on a pro forma basis (adjusted for a 2-for-1 stock split), for the same period in 1995. The full year 1996 income includes nonrecurring or unusual charges totaling $7.3 million ($5.1 million after tax), or $.10 per share (see Note 3 of the Notes to Consolidated Financial Statements). Included in the 1995 net loss were nonrecurring or unusual charges totaling $482.5 million pre-tax (also see Note
3), and several unusual items affecting the tax provision as explained in Note
13. Excluding these items, the net income for 1996 would have been $69.3 million, or $1.31 per share, compared to a 1995 net loss of $13.5 million, or $.27 per share. The remainder of this discussion is based on the Company's results exclusive of these nonrecurring or unusual items.

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

     Revenues for the Compression and Power Equipment segment of $588.5 million improved by 19% from $493.6 million in 1995. This improvement resulted from increased international gas turbine and compressor project revenues and strong centrifugal air compressor activity. The increased international gas turbine and compressor project revenues were the result of several large orders received in the second half of 1995, which, due to the lead time for this equipment, did not generate revenues until the second half of 1996. Revenues from reciprocating natural gas compression equipment were virtually unchanged from

1995, as the Company's new high-speed products were slow to be accepted by the market. This began to improve in the third quarter of 1996 and orders for this product line increased sharply during the second half of the year. The majority of this equipment was not shipped until 1997 due to the lead time for these products. Gas compression equipment parts and service revenues declined somewhat in 1996 as customers experiencing record demand levels delayed preventive maintenance, outsourced inventory management, and purchased non-OEM or refurbished parts. These changes placed additional pressure on price and lead times. In response, several programs were initiated during 1996, including the cost rationalization reflected in the nonrecurring/unusual charges. On a favorable note, centrifugal air compressor revenues increased by 24% from 1995. Continued strong demand in both industrial and air separation applications was driven by economic growth, particularly in Southeast Asia and the Pacific Rim. Order activity for the Compression and Power Equipment segment declined by 7% from 1995 primarily due to the effect of large gas turbine and compressor projects discussed previously. Due to the size and complex nature of these projects, the specific timing of an order is very difficult to predict and can cause significant fluctuations in the year-to-year order level for this segment. Year-end backlog was $287.9 million, down 11% from year-end 1995.

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

     Depreciation and amortization decreased by $9.3 million, from $71.8 million in 1995 to $62.5 million in 1996, primarily in the Petroleum Production Equipment segment. This decline was largely due to the effect on amortization of the $441.0 million goodwill write-off recorded in 1995, as discussed in Note 3 of the Notes to Consolidated Financial Statements, and relatively low capital expenditures during the second half of 1995 and the first three quarters of 1996. Providing a partial offset is the additional depreciation and amortization related to the Ingram Cactus acquisition.

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

     Income taxes, excluding the effect on taxes of the nonrecurring/unusual pre-tax charges, was an expense of $30.0 million in 1996. This compares to a credit of $0.4 million in 1995, which excludes both the effect on taxes of the nonrecurring or unusual charges as well as the unusual provision adjustments which are discussed in Note 13 of the Notes to Consolidated Financial Statements. The Company's effective tax rate for 1996 was 30.2% compared with overall U.S., including state and local, and foreign statutory rates of approximately 38%. The Company's favorable rate primarily reflects the absence of tax expense on the 1996 earnings of several international operations. In years prior to 1996, these same operations had taxable losses which were not tax-benefited. The recognition of these benefits in 1996 then eliminated the tax expense that would otherwise have occurred.

PRICING AND VOLUME

     The Company believes that during 1997 and 1996 unit volumes increased in both the Petroleum Production Equipment and the Compression and Power Equipment segments.

     In the Petroleum Production Equipment segment, moderate price increases in excess of cost increases were implemented during 1997, while price increases slightly in excess of cost increases were realized in 1996. In the Compression and Power Equipment segment, prices declined slightly during 1997 and 1996 due to the competitive condition of the natural gas compression equipment markets in both years.

LIQUIDITY AND CAPITAL RESOURCES

     During 1997, the Company reduced total indebtedness by $17.7 million. The significant improvement in earnings discussed previously and activity under the Company's stock option and other employee benefit plans was largely offset by increases in working capital, capital expenditures, and the purchase of treasury stock. The increase in working capital was associated with improved revenues and the significantly higher year-end backlog in the Petroleum Production Equipment segment. At December 31, 1997, the Compression and Power Equipment segment had $43.2 million of receivables recognized under the percentage of completion method, of which $34.6 million had not yet been billed to customers. The Company's liquidity can be susceptible to fairly large swings in relatively short periods of time. This is largely because of the cyclical nature of the industry in which the Company competes and the long time period from when the Company first receives a large equipment order until the product can be manufactured, delivered, and the receivable collected. As a result, while the Company believes that its operating results will again improve during 1998 and that this should allow for year-over-year debt reductions, the Company has substantially increased its planned 1998 capital spending, may continue to buy back stock, and continues to actively seek opportunities to grow the business through acquisitions. As a consequence, unanticipated growth in large orders with long lead times, further overall market expansion, additional stock repurchases, or acquisitions could change the timing and magnitude of the reductions that are currently expected. As described in Note 11 of the Notes to Consolidated Financial Statements, effective March 20, 1997 the Company amended and restated its $475 million long-term credit agreement with various banks (the Credit Agreement). Management believes these changes have increased the Company's flexibility in the conduct and financing of its worldwide operations.

     Prior to June 30, 1995, the Company's operations participated in the consolidated worldwide debt and cash management system of Cooper Industries, Inc. (Cooper). As a result, the Company's financial statements reflected up through June 30, 1995 the transfer to Cooper of all funds not otherwise utilized in the business and a constant $375 million of allocated indebtedness. At the time of the Exchange Offer with Cooper stockholders, the Company entered into a third party Credit Agreement which is described in Note 11 of the Notes to Consolidated Financial Statements. Subsequent to June 30, 1995, the Company's liquidity and capital resources reflect its stand-alone operations. During its first six months of stand-alone operations, the Company was able to substantially improve its overall liquidity by reducing total indebtedness from $375 million to $264.5 million. Aided by improving earnings, and prior to the mid-June 1996 acquisition of Ingram Cactus, the Company continued to generate excess cash flows and reduced debt by a further $15 million. In the balance of 1996, in addition to the $100 million cost of the Ingram Cactus acquisition and in spite of continued earnings growth, the company's total debt increased by approximately $45 million. This increase is primarily attributable to working capital requirements associated with long lead time equipment orders within the Compression and Power Equipment segment. At December 31, 1996, this segment had over $65 million of receivables recognized under the percentage of completion method, of which $37 million had not yet been billed to customers.

WORKING CAPITAL

     Operating working capital is defined as receivables and inventories less accounts payable and accrued liabilities, excluding the effect of foreign currency translation, acquisitions and divestitures, and the effect of the nonrecurring/unusual charges discussed above.

     During 1997, operating working capital increased $88.7 million. Receivables increased as a result of higher revenues. Receivables recognized under the percentage of completion method of accounting declined from $65.4 million at year-end 1996 to $43.2 million at year-end 1997. This relates to the timing of orders received for large gas turbine and compressor projects in the Compression and Power Equipment segment. Inventories increased largely in the Petroleum Production Equipment segment in support of the significantly higher year-end backlog level and general improvement in activity. The increase in accounts payable and accrued liabilities reflected the higher business levels, an increase in cash advances and progress payments received from customers on orders in backlog, as well as continuing focus on managing the Company's payments to vendors.

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

CASH FLOWS

     During 1997, cash flows from operating activities totaled $115.7 million, proceeds from the sales of plant and equipment totaled $4.9 million, and funds received from the exercise of stock options and other employee benefit plans totaled $23.5 million. The Company expended $6.3 million on several small product line acquisitions, $72.3 million on capital projects, $2.3 million for principal payments on capital leases, and $33.7 million on the purchase of treasury stock. This resulted in a decrease in outstanding debt of $26.7 million, and an increase in cash of $2.5 million.

     During 1996, cash flows from operating activities totaled $13.2 million, proceeds from the sales of plant and equipment totaled $2.6 million, and funds received from the exercise of stock options and other employee benefit plans totaled $6.0 million. The Company expended $113.9 million on the acquisition of certain assets of Ingram Cactus Company, Tundra Valve & Wellhead and ENOX Technologies, Inc., $37.1 million on capital projects, and $1.2 million on the purchase of treasury stock. This resulted in an increase in outstanding debt of $130.1 million and a decrease in cash of $3.0 million.

     During 1995, cash flows from operating activities totaled $142.3 million, proceeds from sales of plant and equipment totaled $5.5 million, and proceeds from the sale of Wheeling were $14.2 million. The Company expended $39.5 million on capital projects and reduced outstanding debt by $110.5 million, leaving a cash residual of approximately $12.1 million.

CAPITAL EXPENDITURES AND COMMITMENTS

     Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity resulted in expenditures of $72.3 million in 1997 compared to $37.1 million in 1996 and $39.5 million in 1995.

     At December 31, 1997, internal commitments for capital expenditures amounted to approximately $100.0 million compared to $58.2 million at year-end 1996. The commitments for 1998 include approximately $53.8 million for capacity expansion, $32.1 million for machinery and equipment modernization and enhancement, $8.6 million for various computer hardware and software projects, $1.7 million for environmental projects, and $3.8 million for other items. Expenditures in 1997 and commitments for 1998 are focused on generating near-term returns by increasing factory throughput and improving delivery times for customers.

EFFECT OF INFLATION

     During each year, inflation has had a relatively minor effect on the Company's reported results of operations. This is true for three reasons. First, in recent years, the rate of inflation in the Company's primary markets has been fairly low. Second, the Company makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in the Company's Consolidated Balance Sheets were recorded in business combinations that were accounted for as purchases. At the time of such acquisitions, the assets and liabilities were adjusted to a fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

ENVIRONMENTAL REMEDIATION

     The cost of environmental remediation and compliance has not been an item of material expense for the Company during any of the periods presented, other than with respect to the Osborne Landfill in Grove City, Pennsylvania. The Company's facility in Grove City disposed of wastes at the Osborne Landfill from the early 1950s until 1978. Cooper, on behalf of the Company, developed a remediation plan, which was accepted by the U. S. Environmental Protection Agency as the preferred remedy for the site. Substantial amounts were expended for this cleanup during 1996 in compliance with the remediation plan and the order issued by the EPA in 1991. The construction phase of the cleanup was completed during 1997 and the remaining costs relate to ground water treatment and monitoring. The Company's balance sheet at December 31, 1997 includes accruals totaling $4.6 million for environmental matters ($5.6 million at December 31, 1996). Cooper Cameron has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. Although estimated cleanup costs have not yet been determined for certain of these sites, the Company believes, based on its review and other factors, that the costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs once determined.

YEAR 2000

     During 1997, and continuing in 1998, the Company began an evaluation of its internal processes, including data processing systems, for issues that could arise as a result of what is commonly known as the Year 2000 problem. The Company is also working with its primary customers and vendors to ensure they have addressed these issues as well. Costs to be incurred as a result of these efforts, including the cost of any changes that may be required in either processes or systems, are not expected to be material.

OTHER

     In various places in this Annual Report, including the information set forth above in the Company's Management Discussion and Analysis, there may be indications of management's current expectations regarding the future results of operations or financial condition of the Company. Such information, if any, is based on current expectations regarding the markets affecting the Company and other matters that can affect the Company's results of operations, liquidity or financial condition. Because such information is based solely on data currently available, it is subject to change as a result of changes in conditions and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the reader of this information should be aware that the Company is not obligated to inform the reader of such changes as they occur or make public indication of changes unless obliged under applicable disclosure rules and regulations.

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COOPER CAMERON CORPORATION



     We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 1997 and 1996, the related statements of consolidated results of operations, and consolidated cash flows for each of the three years in the period ended December 31, 1997 and the statement of consolidated changes in stockholders' equity for the period from June 30, 1995 to December 31, 1995 and for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 3 of the Notes to Consolidated Financial Statements, upon separating from its former parent in 1995, the Company adopted a new method of evaluating goodwill for impairment.


                                               /s/ ERNST & YOUNG LLP



Houston, Texas
January 29, 1998

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands, except per share data)

                                                            YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------
                                                    1997             1996             1995
-----------------------------------------------------------------------------------------------
Revenues                                        $ 1,806,109      $ 1,388,187      $ 1,144,035
-----------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales (exclusive of depreciation
     and amortization)                            1,296,947        1,010,558          881,798
   Depreciation and amortization                     65,862           62,480           71,754
   Selling and administrative expenses              215,331          194,983          181,097
   Interest expense                                  28,591           20,878           23,273
   Provision for impairment of goodwill                  --               --          441,000
   Nonrecurring/unusual charges                          --            7,274           41,509
-----------------------------------------------------------------------------------------------
                                                  1,606,731        1,296,173        1,640,431
-----------------------------------------------------------------------------------------------

Income (loss) before income taxes                   199,378           92,014         (496,396)
Income tax provision                                (58,796)         (27,830)          (3,657)
-----------------------------------------------------------------------------------------------
Net income (loss)                               $   140,582      $    64,184      $  (500,053)
===============================================================================================

Earnings (loss) per share (pro forma
   prior to June 30, 1995):
     Basic                                      $      2.70      $      1.27      $     (9.98)
     Diluted                                    $      2.53      $      1.21      $     (9.98)
===============================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

                                                                        DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                                  1997              1996
--------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                     $    11,599      $     9,057
Receivables, net                                                  428,630          360,814
Inventories, net                                                  495,539          404,268
Other                                                              25,021           24,092
--------------------------------------------------------------------------------------------
    Total current assets                                          960,789          798,231
--------------------------------------------------------------------------------------------

Plant and equipment, at cost less accumulated
  depreciation                                                    395,545          369,528
Intangibles, less accumulated amortization                        240,420          259,317
Other assets                                                       46,476           41,846
--------------------------------------------------------------------------------------------
     Total assets                                             $ 1,643,230      $ 1,468,922
--------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt                          $    48,131      $    47,100
Accounts payable and accrued liabilities                          470,927          391,294
Accrued income taxes                                                9,737            6,447
--------------------------------------------------------------------------------------------
    Total current liabilities                                     528,795          444,841
--------------------------------------------------------------------------------------------

Long-term debt                                                    328,824          347,548
Postretirement benefits other than pensions                        85,465           97,232
Deferred income taxes                                              34,965           31,268
Other long-term liabilities                                        23,130           31,905
--------------------------------------------------------------------------------------------
    Total liabilities                                           1,001,179          952,794
--------------------------------------------------------------------------------------------

Stockholders' equity:
  Common stock, par value $.01 per share, 75,000,000
    shares authorized, 53,235,292 shares issued
    (25,617,727, pre 2-for-1 split, at December 31, 1996)             532              256
  Preferred stock, par value $.01 per share, 10,000,000
    shares authorized, no shares issued or outstanding                 --               --
  Capital in excess of par value                                  922,975          873,933
  Minimum pension liability                                          (293)          (2,642)
  Translation component                                             8,092           43,274
  Retained deficit (including $441,000 charge on
    June 30, 1995 related to goodwill impairment)                (257,485)        (398,067)
  Less:  Treasury stock - 477,149 shares at cost
    (11,349, pre 2-for-1 split, at December 31, 1996)             (31,770)            (626)
--------------------------------------------------------------------------------------------
    Total stockholders' equity                                    642,051          516,128
--------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               $ 1,643,230      $ 1,468,922
============================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(dollars in thousands)

                                                                            YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                                                       1997           1996           1995
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                                $ 140,582      $  64,184      $(500,053)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation                                                    50,234         48,129         51,120
       Amortization                                                    15,628         14,351         20,634
       Provision for impairment of goodwill                                --             --        441,000
       Nonrecurring/unusual charges                                        --          7,274         38,634
       Allocation of interest and general and administrative
         expenses from Cooper Industries, Inc. through
         June 30, 1995 (net of tax)                                        --             --          9,539
       Deferred income taxes                                           15,077         17,449          2,338
   Changes in assets and liabilities, net of translation and
     effects of acquisitions:
       Receivables                                                    (77,216)      (131,423)        31,473
       Inventories                                                   (100,485)       (45,458)        36,994
       Accounts payable and accrued liabilities                        89,013         55,073         29,617
       Other assets and liabilities, net                              (17,127)       (16,365)       (18,949)
-------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                  115,706         13,214        142,347
-------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures and proceeds from sales of plant and
     equipment, net                                                   (67,396)       (34,459)       (33,996)
   Acquisitions                                                        (6,278)      (113,942)            --
   Net proceeds from the sale of Wheeling Machine Products                 --             --         14,191
-------------------------------------------------------------------------------------------------------------
           Net cash used for investing activities                     (73,674)      (148,401)       (19,805)
-------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Long-term borrowings                                                    --        100,000        334,062
   Loan repaid to Cooper Industries, Inc.                                  --             --       (334,062)
   Loan borrowings (repayments), net                                  (26,712)        30,107       (110,459)
   Activity under stock option plans and other                         21,131          5,989             --
   Purchase of treasury stock                                         (33,723)        (1,240)            --
   Transferred from Cooper Industries, Inc.                                --             --            971
-------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) financing activities       (39,304)       134,856       (109,488)
-------------------------------------------------------------------------------------------------------------

Effect of translation on cash                                            (186)        (2,686)          (980)
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                        2,542         (3,017)        12,074
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                            9,057         12,074             --
-------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                              $  11,599      $   9,057      $  12,074
=============================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

For the period from June 30, 1995 to December 31, 1995 and the two years ended December 31, 1997
(dollars in thousands)

                                                             CAPITAL IN      MINIMUM
                                               COMMON        EXCESS OF       PENSION     TRANSLATION      RETAINED      TREASURY
                                               STOCK         PAR VALUE      LIABILITY     COMPONENT       DEFICIT        STOCK
---------------------------------------------------------------------------------------------------------------------------------
Opening equity balances following
  split-off on June 30, 1995(1)              $     250      $ 856,713      $  (3,683)     $  37,901     $      --      $      --
Charge to operations on June 30, 1995
  related to goodwill impairment                                                                         (441,000)
Operating loss from July 1, 1995 through
  December 31, 1995                                                                                       (21,251)
Common stock issued for
  employee retirement savings plan                   1          2,958
Adjustment for minimum pension liability                                      (1,917)
Translation loss                                                                             (6,384)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995                        251        859,671         (5,600)        31,517      (462,251)            --

Net income                                                                                                 64,184
Purchase of treasury stock                                                                                                (1,240)
Common stock issued under stock option
   and other employee benefit plans                  5         12,397                                                        614
Tax benefit of employee stock benefit
   plan transactions                                            1,865
Adjustment for minimum pension liability                                       2,958
Translation gain                                                                             11,757
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                        256        873,933         (2,642)        43,274      (398,067)          (626)

Net income                                                                                                140,582
Purchase of treasury stock                                                                                               (33,723)
Common stock issued under stock option
   and other employee benefit plans                 16         26,935                                                      2,579
Tax benefit of employee stock benefit
   plan transactions                                           22,367
Effect of stock split on equity balances           260           (260)
Adjustment for minimum pension liability                                       2,349
Translation loss                                                                            (35,182)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                  $     532      $ 922,975      $    (293)     $   8,092     $(257,485)     $ (31,770)
=================================================================================================================================

(1) Reflects the effect of the final settlement reached with Cooper during the fourth quarter of 1995. See Note 19 of the Notes to Consolidated Financial Statements for additional information related to periods prior to July 1, 1995.

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  COOPER CAMERON CORPORATION

     Cooper Cameron Corporation, hereinafter referred to as "the Company", became a separate public company effective June 30, 1995 when Cooper Industries, Inc. ("Cooper") completed an exchange offer, pursuant to which 21,375,000 shares (pre-split) of the Company's Common stock were issued to those holders of Cooper Common stock who had elected to participate in the exchange offer. Cooper retained 3,625,000 shares (pre-split) of the Company's Common stock and was one of the Company's principal stockholders until the third quarter of 1996 when Cooper sold essentially all shares it retained. The Company's operations are comprised of two segments -- the Petroleum Production Equipment segment and the Compression and Power Equipment segment (see Note 15 of the Notes to Consolidated Financial Statements for further segment information).

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

     For periods prior to June 30, 1995, because the Company was fully integrated into Cooper's worldwide cash management system, all of its cash requirements were provided by Cooper and any excess cash generated by the Company was transferred to Cooper. As a result, $375,000,000 of total indebtedness was held constant from year-to-year in the Company's consolidated financial statements. The financial information included herein for periods prior to June 30, 1995 may not necessarily be indicative of the results of operations or cash flows of the Company in the future or what the results of operations or cash flows of the Company would have been if it had been a separate, stand-alone company during all periods presented.

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

     Inventories -- Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 67% of inventories in 1997 and 65% in 1996 are carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method.

     Plant and Equipment -- Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital lease, over the related lease term, if less, using primarily the straight-line method. This method is applied to group asset accounts which in general have the following lives: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and tooling, dies, patterns, etc. - 5 to 10 years.

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

     Income Taxes -- Income taxes for 1995 were provided as if the Company was a stand-alone business filing a separate tax return during the period prior to June 30, 1995. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted.

     Environmental Remediation and Compliance -- Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value. Environmental costs that are capitalizable are depreciated generally utilizing a 15-year life.

     Product Warranty -- Estimated warranty expense is accrued either at the time of sale or in certain cases where specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

     Stock Options -- Options to purchase Common stock are granted to certain executive officers and key management personnel at 100% of the market value of the Company's stock at the date of grant. As permitted, the Company is continuing to follow Accounting Principles Board Opinion No. 25 and, as a result, no compensation expense is recognized under its stock option plans or the Employee Stock Purchase Plan.

     Earnings (Loss) Per Share -- As required by Statement of Financial Accounting Standards (SFAS) No. 128 (Earnings per Share), the financial statements now disclose both basic and diluted earnings per share for all periods presented. Additionally, on May 8, 1997, the Company's Board of Directors declared a 2-for-1 split of the Company's common stock which was effected in the form of a dividend paid to stockholders on June 13, 1997. As a result, earnings (loss) per share amounts for each period presented prior to June 30, 1997 have also been adjusted to reflect the stock split.

     Derivative Financial Instruments -- The Company uses interest rate swap agreements to modify the interest characteristics of its outstanding debt. Interest rate differentials to be paid or received as a result of interest rate swap agreements are recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on early terminations of these agreements are deferred and amortized as an adjustment to interest expense over the remaining term of the original life of the swap agreement. The fair value of swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the financial statements. Additionally, Treasury Locks, or forward rate agreements, are utilized to hedge the interest rate on prospective long-term debt issuances. Such agreements are accounted for on a deferral basis in which the realized gain or loss upon termination of the agreement is reported as an adjustment to the carrying amount of long-term debt and amortized to interest expense over the term of the related debt.

     The Company also uses foreign currency forward contracts to hedge its cash flow exposure on significant transactions denominated in currencies other than the U.S. dollar. These contracts are entered into for periods consistent with the terms of the underlying transactions. The Company does not engage in speculation. Unrealized gains and losses on foreign currency forward contracts are deferred and recognized as an adjustment to the basis of the underlying transaction at the time the foreign currency transaction is completed.

     Cash Equivalents -- For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

     New Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 (Reporting Comprehensive Income) and SFAS No. 131 (Disclosures About Segments of an Enterprise and Related Information). Both statements will be adopted by the Company, as required, beginning in 1998.

     The only items of significance that are expected to result in differences between comprehensive income and reported net income for each period presented are gains and losses resulting from translation of foreign currency financial statements currently included in the Translation Component of Stockholders' Equity and adjustments to the Minimum Pension Liability component of Stockholders' Equity.

     The Company has not yet completed its analysis of the impact of SFAS No. 131 on its segment reporting but anticipates certain additional disclosures may be required beginning in 1998 upon adoption of the new standard.

NOTE 3:  NONRECURRING/UNUSUAL CHARGES

     During the year ended December 31, 1996, the Cooper Energy Services division of the Compression and Power Equipment segment recorded restructuring charges covering severance, relocation and other costs associated with changes both at the division's manufacturing facility in Grove City, Pennsylvania and the division's headquarters in Mt. Vernon, Ohio. Additionally, the Petroleum Production Equipment segment incurred during 1996 certain one-time costs of integrating newly acquired operations with the operations of the Cameron division. Although the Cooper Energy Services division incurred charges related to cost rationalization during 1997, the size and nature of these charges was such that recognition of them as "nonrecurring/unusual charges" was not considered to be appropriate.

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

     Nonrecurring/unusual charges other than the goodwill write-down consist of the following:

                                                                               YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                          1996              1995
--------------------------------------------------------------------------------------------------------
Reorganization and restructuring of various operations                     $      4,169     $     10,109
Acquisition integration costs                                                     3,105               --
Receivable reserve related to customers in Iran                                      --           16,890
Loss on sale of Richmond foundry                                                     --            7,310
Translation loss from currency devaluation in Venezuela                              --            5,709
Loss on sale of Wheeling Machine Products                                            --            1,491
--------------------------------------------------------------------------------------------------------
     Total                                                                 $      7,274     $     41,509
========================================================================================================

     The 1995 reorganization and restructuring charge includes $4,823,000 of severance, $4,026,000 of reduction in the carrying value of various fixed assets which will no longer be utilized in the Company's operations and $1,260,000 of various other costs.

     The receivable reserve, which was established in May 1995, reflected the Company's desire to conservatively value these receivables in light of the Clinton Administration's May 8, 1995 implementation of an economic embargo against Iran. Although the Company has received payments from customers in Iran, the political and economic environment continues to be unstable and, as a result, a large portion of the uninsured receivables outstanding at December 31, 1997 continue to be fully reserved.

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

     The 1995 currency devaluation loss resulted from the December 1995 government-announced devaluation of the Bolivar. Further declines in the value of the Bolivar during 1997 and 1996 were not material and were charged against operations.

     In November 1995, the Company consummated the sale of its Wheeling Machine Products division. This business, which was included in the Company's Petroleum Production Equipment segment, had 1995 sales of approximately $14,000,000 and a small operating profit. The $14,191,000 of net cash sales proceeds were utilized to reduce outstanding indebtedness.

     Of the $41,509,000 charge described above for 1995, only approximately $7,796,000 required the utilization of cash, of which approximately $2,875,000 was expended during 1995 and the balance in 1996. In addition to the above items, the Company also reviewed all reserves and accruals that were recorded as of June 30, 1995 in accordance with Cooper's various policies, procedures and practices. This review identified a number of accruals related to plant or other facility shutdowns, reorganizations or restructurings which the Company will not be undertaking, a severance accrual recorded in connection with the Company's adoption of SFAS No. 112 which was no longer appropriate, an excess pension accrual and various other items which were no longer appropriate. The Company also reviewed all of its inventories on a worldwide basis and determined that, while the inventories net of LIFO reserves were appropriately stated at the lower of cost or market, a significant amount of inventories existed which were in excess of levels which current management believed to be appropriate. As a result, the various excess reserves and accruals described above, plus an additional charge of approximately $4,000,000 against the Company's fourth quarter 1995 results, were utilized to establish approximately $34,500,000 of additional obsolete, excess and slow-moving inventory reserves at December 31, 1995. During 1997 and 1996, the Company disposed of a large portion of this inventory either by sale at reduced prices or, in certain instances, physical scrapping. None of this reserve was credited back to earnings in either year.

NOTE 4:  ACQUISITIONS

     During the year ended December 31, 1997, the Company made three small product line acquisitions totaling $6.3 million, all of which pertain to the Petroleum Production Equipment segment and have been accounted for under the purchase method of accounting. Additional goodwill added as a result of these acquisitions was approximately $1.6 million.

     On June 14, 1996, the Company purchased the assets of Ingram Cactus Company for approximately $100,511,000 in cash, including acquisition costs, and the assumption of certain operating liabilities. The acquired operations, which have been integrated into Cameron, manufacture and sell wellheads, surface systems, valves and actuators used primarily in onshore oil and gas production operations. The acquisition, funded primarily by long-term borrowings, has been accounted for under the purchase method and, therefore, the results of the acquired business are combined with the Company's results only from the acquisition date forward. Goodwill of approximately $26,196,000 was recorded in connection with the acquisition. During 1995, Ingram Cactus had revenues and earnings before taxes of approximately $105,000,000 and $7,500,000, respectively.

     During October 1996, the Company made two acquisitions for a combined cost of approximately $13,431,000. In the first, the Company acquired various assets of ENOX Technologies, Inc., a Boston-based manufacturer of ignition systems, which has been combined into the existing operations of the Compression and Power Equipment segment. The second acquisition, which is part of the Petroleum Production Equipment segment, involved certain assets and liabilities of Tundra Valve & Wellhead Corp., a Canadian manufacturer of wellheads, trees and valves. Both acquisitions were accounted for under the purchase method and resulted in additional goodwill of $8,763,000.

NOTE 5:  RECEIVABLES

                                                                                        DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                           1997                 1996
-------------------------------------------------------------------------------------------------------------
Trade receivables                                                              $387,817            $294,519
Receivables under the percentage of completion method
   ($8,614 and $28,770 billed at December 31, 1997
   and 1996, respectively)                                                       43,219              65,370
Other receivables                                                                11,240              12,666
Allowance for doubtful accounts                                                 (13,646)            (11,741)
-------------------------------------------------------------------------------------------------------------
                                                                               $428,630            $360,814
=============================================================================================================

     Trade receivables include $39,015,000 and $819,000 at December 31, 1997 and 1996, respectively, of amounts which have not as yet been billed because of contractual provisions providing for a delay in the billing until various post-delivery conditions have been met. All of these amounts should be billed and collected in less than one year.

     Additions to the allowance for doubtful accounts of $4,079,000, $373,000 and $18,511,000 have been charged to earnings for the years ended December 31, 1997, 1996 and 1995, respectively. A total of $16,890,000 of the expense charged during 1995 is reflected on the Consolidated Results of Operations statement as a nonrecurring/unusual charge (see Note 3 of the Notes to Consolidated Financial Statements).

NOTE 6:  INVENTORIES

                                                                                     DECEMBER 31,
----------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                         1997               1996
----------------------------------------------------------------------------------------------------------
Raw materials                                                                 $ 60,258         $ 64,384
Work-in-process                                                                203,336          192,889
Finished goods, including parts and subassemblies                              327,280          261,315
Other                                                                            3,064            2,739
----------------------------------------------------------------------------------------------------------
                                                                               593,938          521,327
Excess of current standard costs over LIFO costs                               (85,969)         (92,114)
Allowance for obsolete and slow-moving inventory                               (12,430)         (24,945)
----------------------------------------------------------------------------------------------------------
                                                                              $495,539         $404,268
==========================================================================================================

NOTE 7:  PLANT AND EQUIPMENT AND INTANGIBLES

                                                             DECEMBER 31,
--------------------------------------------------------------------------------
(dollars in thousands)                                    1997           1996
--------------------------------------------------------------------------------
Plant and equipment:
    Land and land improvements                         $  31,748      $  30,408
    Buildings                                            172,593        163,118
    Machinery and equipment                              393,204        387,339
    Tooling, dies, patterns, etc.                         44,825         41,547
    Assets under capital leases                           14,984           --
    All other                                            122,684         99,095
    Construction in progress                              11,254         21,478
--------------------------------------------------------------------------------
                                                         791,292        742,985
    Accumulated depreciation                            (395,747)      (373,457)
--------------------------------------------------------------------------------
                                                       $ 395,545      $ 369,528
================================================================================
Intangibles:
    Goodwill                                           $ 388,983      $ 402,013
    Assets related to pension plans                          498            585
    Other                                                 56,314         52,262
--------------------------------------------------------------------------------
                                                         445,795        454,860
    Accumulated amortization                            (205,375)      (195,543)
--------------------------------------------------------------------------------
                                                       $ 240,420      $ 259,317
================================================================================




NOTE 8:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                           DECEMBER 31,
--------------------------------------------------------------------------------------------
(dollars in thousands)                                                   1997         1996(1)
--------------------------------------------------------------------------------------------
Trade accounts and accruals                                            $329,420     $265,640
Salaries, wages and related fringe benefits                              48,937       29,358
Deferred taxes                                                           30,601       25,137
Other (individual items less than 5% of total current liabilities)       61,969       71,159
--------------------------------------------------------------------------------------------
                                                                       $470,927     $391,294
============================================================================================

(1)  Revised for comparability with 1997.

NOTE 9:  EMPLOYEE BENEFIT PLANS

                                                     COMPONENTS OF DEFINED BENEFIT
                                                     PLAN PENSION (INCOME) EXPENSE
--------------------------------------------------------------------------------------
(dollars in thousands)                               1996          1995          1997
--------------------------------------------------------------------------------------
Service cost-benefits earned during the year      $  7,835      $  8,462      $  7,728
Interest cost on projected benefit obligation       17,838        16,613        15,587
Actual return on assets                            (41,366)      (34,597)      (45,321)
Net amortization and deferral                       11,772        11,770        26,745
--------------------------------------------------------------------------------------
    Net pension (income) expense                  $ (3,921)     $  2,248      $  4,739
======================================================================================




                                                                FUNDED STATUS OF DEFINED BENEFIT PLANS
                                                                                              PLANS WITH
                                                      PLANS WITH ASSETS IN EXCESS        ACCUMULATED BENEFITS
                                                       OF ACCUMULATED BENEFITS            IN EXCESS OF ASSETS
--------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                    1997           1996             1997           1996
--------------------------------------------------------------------------------------------------------------
Actuarial present value of:
    Vested benefit obligation                          $(228,883)     $(189,742)     $  (7,531)     $ (26,973)
==============================================================================================================
    Accumulated benefit obligation                     $(241,799)     $(201,767)     $  (7,672)     $ (27,236)
==============================================================================================================
    Projected benefit obligation                       $(253,255)     $(210,645)     $  (8,666)     $ (28,465)
Plan assets at fair value                                309,952        262,656          3,109         21,980
--------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
    projected benefit obligation                          56,697         52,011         (5,557)        (6,485)
Unrecognized net (gain) loss                             (15,905)       (24,113)         1,255          5,455
Unrecognized net (asset) obligation from
    adoption date                                         (1,021)          (951)           306            138
Unrecognized prior service cost                           (4,974)        (1,216)           228            270
Other                                                       --             (194)          --              (41)
Adjustment required to recognize
    minimum liability                                       --             --             (973)        (4,864)
--------------------------------------------------------------------------------------------------------------
Pension asset (liability) at end of year               $  34,797      $  25,537      $  (4,741)     $  (5,527)
==============================================================================================================

                                                                                     COMPUTATIONAL ASSUMPTIONS
                                                                                                               PROJECTED BENEFIT
                                                                        NET PENSION COST                          OBLIGATION
------------------------------------------------------------------------------------------------------------------------------------
                                                               1997           1996          1995              1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Discount rate:
    Domestic                                                     7.75%           7.25%          8%        7.25 - 7.75%         7.75%
    International                                          6.5 - 8.25      6.5 - 8.25      7.5 -9            6 - 7.25    6.5 - 8.25
Rate of increase in compensation levels:
    Domestic                                                      4.5         4.5 - 5           5          4.5 - 4.75           4.5
    International                                               4 - 6           4 - 6       4 - 6               4 - 6         4 - 6
Expected long-term rate of return on assets:
    Domestic                                                     9.25             8.5         8.5              --               --
    International                                            6.5 - 10        6.5 - 10    6.5 - 10              --               --
Benefit basis:
    Salaried plans - earnings during career
    Hourly plans - dollar units, multiplied by years of service
Funding policy:  5-30 years

        The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) for all salaried U.S. employees as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries and several unfunded defined benefit arrangements for various other employee groups. During 1997, four funded defined benefit pension plans covering various hourly collective bargaining employees were merged into the Retirement Plan. Aggregate pension expense amounted to $7,002,000 in 1997, $12,167,000 in 1996 and $13,572,000 in 1995. The Company's (income) expense with respect to the defined benefit pension plans is set forth in the table above. Expense with respect to various defined contribution plans for the years ended December 31, 1997, 1996 and 1995 amounted to $10,923,000, $9,919,000 and $8,833,000, respectively. Gains and losses on curtailments and settlements were not material in any of the last three years. The assets of the domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed income securities.

        The Company's minimum liability for pension plans with accumulated benefits in excess of assets totaled $973,000 in 1997 ($4,864,000 in 1996) and has been recorded in the Company's Consolidated Balance Sheets as a long-term liability with a $498,000 offsetting intangible asset ($585,000 in 1996) and a $293,000 reduction in stockholders' equity, net of taxes ($2,642,000 in 1996).

        The Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, which is essentially the same as the Cooper plan in which employees participated prior to April 1, 1995, employees' savings deferrals are partially matched with shares of the Company's Common stock. Through March 1995, contributions were partially matched with Cooper Common stock. The Company's expense under this plan since April 1995 equals the matching contribution under the Plan's formula, while the expense prior to April 1995 equalled such matching expense adjusted to reflect the Company's proportionate participation in Cooper's Employee Stock Ownership Plan
(ESOP). No assets or liabilities with respect to Cooper's ESOP were included in the Company's financial statements for 1995. Expense for the years ended December 31, 1997, 1996 and 1995 amounted to $7,683,000, $6,393,000 and
$5,753,000, respectively. For 1997, the Company issued or sold 92,218 shares of Common stock to the Trustee of the Retirement Savings Plan to meet matching and other obligations under the plan.

NOTE 10:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN


                                                                 NUMBER OF SHARES(1)
                                                            -----------------------------
                                                            LONG-TERM        NON-EMPLOYEE      WEIGHTED
                                                            INCENTIVE           DIRECTOR        AVERAGE
                                                              PLAN                PLAN      EXERCISE PRICES(1)
--------------------------------------------------------------------------------------------------------------
Stock options outstanding at January 1, 1995                    --                  --                 --
Options granted                                             3,178,370            104,842           $  8.47
Options cancelled                                             (84,044)              --             $  8.329
--------------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1995              3,094,326            104,842           $  8.47

Options granted                                             2,105,292            146,000           $ 25.635
Options cancelled                                             (70,040)              --             $  8.329
Options exercised                                            (209,148)            (4,000)          $  8.42
--------------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1996              4,920,430            246,842           $ 15.955

Options granted                                             2,865,982            144,000           $ 34.98
Options cancelled                                            (146,795)              --             $ 11.70
Options exercised                                          (1,592,970)          (147,250)          $ 12.84
--------------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1997(2)           6,046,647            243,592           $ 26.02
==============================================================================================================
Stock options exercisable at December 31, 1997(3)           1,247,827             99,592           $ 17.13
==============================================================================================================

(1) Amounts adjusted to reflect the 2-for-1 stock split described in Note 2.
(2) Exercise prices range from $8.329 to $79.41 per share.
(3) Exercise prices range from $8.329 to $35.25 per share.

        Options are granted to key employees under the Long-term Incentive Plan and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year or in annual increments of one-sixth, one-third, one-third and one-sixth. These options generally expire ten years after the date of grant. Certain key executives also elected to receive options in lieu of salary for periods that extend through December 31, 1998. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period.

        Under an amendment to the Company's Non-employee Director Stock Option Plan approved by the Board of Directors on November 6, 1997, non-employee directors receive a grant of 6,000 stock options annually. In addition directors are permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options for up to 8,700 shares of stock. All directors elected to receive the additional stock options for 1997 and 1996. The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. The options expire five years and one day after the date of grant and become exercisable one year following the date of grant. As of December 31, 1997, shares reserved for future grants under the Long-term Incentive and Non-employee Director Stock Option Plans were 462,464 and 105,158, respectively. The weighted average remaining contractual life of all options at December 31, 1997 is approximately 7 years.

        Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income and earnings per share as if the Company had accounted for the stock option grants and the Employee Stock Purchase Plan
(ESPP) using the fair value method described in that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 5.9%, 5.9% and 5.3%; dividend yields of 0.8%, 1% and 0.7%; volatility factors of the expected market price of the Company's common stock of .349, .302 and .221; and a weighted-average expected life of the options of 3.5, 2.2 and 3.5 years. These assumptions resulted in a weighted average grant date fair value for options and the ESPP of $10.83 and $14.49, respectively for 1997, $5.51 and $5.46, respectively for 1996 and $1.89 and $2.34, respectively for 1995. For purposes of the pro forma disclosures, the estimated fair value is amortized to expense over the vesting period. Reflecting the amortization of this hypothetical expense for 1997, 1996 and 1995 results in pro forma net income and diluted earnings per share of $128,875,000 and $2.32, respectively, for 1997, $59,147,000 and $1.12, respectively, for 1996 and pro forma net loss and diluted loss per share of $501,212,000 and $10.00, respectively, for 1995.

EMPLOYEE STOCK PURCHASE PLAN

        Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 1,000,000 shares of Common stock to its full-time domestic, U.K. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 1997/1998 plan, nearly 2,900 employees have elected to purchase approximately 171,000 shares of the Company's Common stock at $50.15 per share, or 85% of the market price of the Company's Common stock on July 31, 1998, if lower. A total of 230,931 shares were purchased at post-split prices of $20.00 per share on July 31, 1997 under the 1996/1997 plan.

NOTE 11: LONG-TERM DEBT

                                                                    DECEMBER 31,
-----------------------------------------------------------------------------------------
(dollars in thousands)                                        1997                1996
-----------------------------------------------------------------------------------------
Floating-rate term loans                                    $    --             $ 168,700
Floating-rate revolving credit advances                       322,559             190,068
Other long-term debt                                           43,418              35,880
Obligations under capital leases                               10,978                --
-----------------------------------------------------------------------------------------
                                                              376,955             394,648
Current maturities                                            (48,131)            (47,100)
-----------------------------------------------------------------------------------------
Long-term portion                                           $ 328,824           $ 347,548
=========================================================================================

        On June 30, 1995, the Company entered into a $475,000,000 Credit Agreement with various lenders to repay the $375,000,000 of outstanding bank indebtedness guaranteed by Cooper and to provide for the Company's general borrowing requirements. The Credit Agreement, which was amended effective March 20, 1997, provides the Company with an aggregate unsecured borrowing capacity consisting of $475,000,000 of floating rate revolving credit advances maturing March 31, 2002. The 1997 amendment provided for, among other things, the conversion of all previously outstanding term loans into revolving credit advances, lower interest rates on the remaining outstanding debt and the modification of certain financial covenants.

        At December 31, 1997, the weighted average interest rate on the revolving credit advances was 6.24%. The weighted average interest rates on the term loans and revolving credit advances were 6.125% and 6.08%, respectively, at December 31, 1996 (6.51% and 5.93%, respectively, at December 31, 1995). As described further in Note 17, the Company has entered into interest rate swaps with a notional value of $100,000,000 at December 31, 1997, resulting in an effective fixed rate of 5.64% plus a variable margin of 0.225% to 0.65% on that portion of the Company's outstanding debt through December 31, 1998 and $75,000,000 at a similar rate thereafter until the expiration of all outstanding agreements on June 30, 2000. The Company is also required to pay a facility fee, which at December 31, 1997 equalled 0.11% annually, on the committed amount under the Credit Agreement.

        Up through and including January 31, 1998, the Company was also a party to various Treasury Locks, or forward rate agreements, which have the effect of locking in a weighted average interest rate of 5.71% on the "Treasury component" of a $150,000,000 prospective debt issuance through June 15, 1998. (See Note 17 of the Notes to Consolidated Financial Statements for further information).

        In addition to the Credit Agreement, the Company has $43,418,000 of unsecured debt outstanding at the end of 1997 under other credit facilities which are available both domestically and to its foreign subsidiaries. The average interest rate on the majority of this debt at December 31, 1997 was 5.9% (5.55% and 6.59% at December 31, 1996 and 1995, respectively). At December 31, 1996, the Company had reclassified as long term $35,880,000 (none at December 31, 1997) of indebtedness which by its terms represent a current liability reflecting the Company's intention and ability to refinance such amounts under its long-term Credit Agreement. At December 31, 1997, the Company had $152,441,000 of committed borrowing capacity available under its long-term Credit Agreement plus additional uncommitted amounts available under various other borrowing arrangements.

        Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios including a debt to capitalization ratio of not more than 50%, except in certain instances involving a specified acquisition, and a coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) less capital expenditures equal to at least 2.5 times interest expense. The Credit Agreement also specifies certain limitations regarding additional indebtedness outside the Credit Agreement and the amounts invested in the Company's foreign subsidiaries. The Company has been, throughout all periods reported, and was, at December 31, 1997, in compliance with all loan covenants.

        For the years 1997, 1996 and 1995, total interest expense was $28,591,000, $20,878,000 and $23,273,000, respectively, including $11,858,000 of interest allocated to the Company by Cooper for the six-month period ended June 30, 1995. Interest paid by the Company and paid on the Company's behalf by Cooper is not materially different from the amounts expensed.

        At December 31, 1997, the Company had two long-term leases extending out 14 and 19 years and involving annual rentals of approximately $4,240,000. The Company also leases certain facilities, office space, vehicles, and office, data processing and other equipment under capital and operating leases. The obligations with respect to these leases are generally for five years or less and are not considered to be material individually or in the aggregate.

NOTE 12:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        The Company's salaried employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions among other benefits for active employees. These plans are essentially the same as the plans which employees participated in as part of Cooper prior to June 30, 1995. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits, while active salaried employees will not have postretirement health care benefits.

        The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active employees, except for certain employees who are near retirement and previously elected to receive certain benefits, will not receive health care benefits after retirement. All of these plans were and continue to be unfunded.

        The amounts reflected in the table that follows represent the effect on the Company's earnings and the liability as actuarially determined under SFAS No. 106. The Company has recorded income during each of the last three years due to accumulated actuarial gains in excess of benefits costs which have resulted primarily from the Company's actual medical claims experience being less than expected at the time of the Company's adoption of SFAS No. 106 in 1992.

                                                                                           AMOUNTS PER CONSOLIDATED
                                    ACCUMULATED          ITEMS NOT YET RECORDED              FINANCIAL STATEMENTS
                                        POST-               IN CONSOLIDATED              LIABILITY FOR        NET
                                  RETIREMENT BENEFIT      FINANCIAL STATEMENTS           POSTRETIREMENT      ANNUAL
                                      OBLIGATION        PRIOR            ACTUARIAL       BENEFITS OTHER      EXPENSE
(dollars in thousands)                 (APBO)         SERVICE COST        NET GAIN        THAN PENSIONS      (INCOME)
---------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1994          $(64,199)          $(2,900)          $(40,618)          $(107,717)
Benefit payments                        4,035                                                    4,035
Actuarial net gains                     6,500                               (6,500)
Plan expense:
    Service cost                         (200)                                                             $    200
    Interest cost                      (5,200)                                                                5,200
    Amortization of
        prior service cost                                  600                                                (600)
    Amortization of
        actuarial net gain                                                   5,100                           (5,100)
                                                                                                           --------
Net annual income                                                                                  300     $   (300)
-----------------------------------------------------------------------------------------------------------========
Balance - December 31, 1995           (59,064)           (2,300)           (42,018)           (103,382)
Plan amendments                           800              (800)
Benefit payments                        3,850                                                    3,850
Actuarial net gains                     9,300                               (9,300)
Plan expense:
    Service cost                         (200)                                                             $    200
    Interest cost                      (4,000)                                                                4,000
    Amortization of
        prior service cost                                  600                                                (600)
    Amortization of
        actuarial net gain                                                   5,900                           (5,900)
                                                                                                             -------
Net annual income                                                                                2,300     $ (2,300)
-----------------------------------------------------------------------------------------------------------=========

Balance - December 31, 1996           (49,314)           (2,500)           (45,418)            (97,232)
Benefit payments                        4,634                                                    4,634
Actuarial net loss                     (1,074)                               1,074
Plan expense:
    Service cost                         (225)                                                             $    225
    Interest cost                      (3,442)                                                                3,442
    Amortization of
        prior service cost                                  700                                                (700)
    Amortization of
        actuarial net gain                                                  10,100                          (10,100)
                                                                                                           --------
Net annual income                                                                                7,133     $ (7,133)
-----------------------------------------------------------------------------------------------------------========
Balance - December 31, 1997          $(49,421)          $(1,800)          $(34,244)          $ (85,465)
======================================================================================================

                                                                                         DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                            1997                  1996
-------------------------------------------------------------------------------------------------------------
Amount of APBO related to:
    Retired employees                                                           $(44,778)           $(43,714)
    Employees eligible to retire                                                  (2,765)             (2,900)
    Other employees                                                               (1,878)             (2,700)
Actuarial assumptions:
    Discount rate                                                                   7.03%               7.59%
    Ensuing year to 2002-healthcare cost trend rate                                 7.0%                8.5%
                                                                              ratable to           ratable to
                                                                                     5.0%                5.0%
Effect of 1% change in healthcare cost trend rate:
    Increase in year-end APBO                                                   $  4,100            $  3,600
    Increase in expense                                                         $    300            $    300

NOTE 13:  INCOME TAXES

                                                                                        YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                        1997                 1996                1995
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
    U.S. operations                                                        $  97,024            $ 53,267            $(181,285)
    Foreign operations                                                       102,354              38,747             (315,111)
------------------------------------------------------------------------------------------------------------------------------
       Income (loss) before income taxes                                   $ 199,378            $ 92,014            $(496,396)
==============================================================================================================================
Income taxes:
    Current:
    U.S. federal                                                           $  23,914            $  2,084            $  (2,111)
    U.S. state and local and franchise                                         3,905               2,054                1,170
    Foreign                                                                   15,900               6,243                2,260
------------------------------------------------------------------------------------------------------------------------------
                                                                              43,719              10,381                1,319
------------------------------------------------------------------------------------------------------------------------------
    Deferred:
    U.S. federal                                                               9,558              13,697               (6,168)
    U.S. state and local                                                       1,567               1,519                 (927)
    Foreign                                                                    3,952               2,233                1,051
------------------------------------------------------------------------------------------------------------------------------
                                                                              15,077              17,449               (6,044)
------------------------------------------------------------------------------------------------------------------------------
    Other:
      Reserve for prior year deferred tax assets                                --                  --                  8,382
------------------------------------------------------------------------------------------------------------------------------
                                                                                --                  --                  8,382
------------------------------------------------------------------------------------------------------------------------------
         Income tax provision                                              $  58,796            $ 27,830            $   3,657
==============================================================================================================================
Items giving rise to deferred income taxes:
    Reserves and accruals                                                  $  (4,266)           $  7,813            $  (2,309)
    Inventory allowances, full absorption and LIFO                            15,196               1,913               (8,111)
    Percentage of completion income (recognized) not
      recognized for tax                                                        (808)              5,703                 --
    Prepaid medical and dental expenses                                       (4,511)              3,158                1,529
    Postretirement benefits other than pensions                                4,501               2,352(2)             1,658(2)
    U.S. tax deductions in excess of amounts currently deductible             (1,694)             (8,123)                --
    Other                                                                      6,659               4,633(2)             1,189(2)
------------------------------------------------------------------------------------------------------------------------------
         Deferred income taxes                                             $  15,077            $ 17,449            $  (6,044)
==============================================================================================================================
The differences between the provision for income taxes and income taxes using
    the U.S. federal income tax rate were as follows:
    U.S. federal statutory rate                                                35.00%              35.00%               35.00%
    Nondeductible goodwill                                                      1.43                2.85                (0.97)
    Provision for impairment of goodwill                                        --                  --                 (31.09)
    State and local income taxes                                                1.69                0.76                (0.23)
    Tax exempt income                                                          (0.88)              (1.90)                0.34
    Foreign statutory rate differential                                        (1.14)              (0.82)                0.02
    Change in valuation of prior year tax assets                               (7.10)              (8.90)               (1.69)
    Losses not receiving a tax benefit                                          0.59                2.36                (2.18)
    All other                                                                  (0.10)               0.90                 0.06
------------------------------------------------------------------------------------------------------------------------------
         Total                                                                 29.49%              30.25%               (0.74)%
==============================================================================================================================
Total income taxes paid(1)                                                 $  12,929            $  9,366            $   4,248
==============================================================================================================================

(1) For periods prior to June 30, 1995, the Company paid taxes to Cooper, who in turn paid the taxes to the various taxing authorities. The amount shown for 1995 represents tax actually paid by the Company since June 30, 1995 and foreign taxes paid by Cooper on the Company's behalf through June 30, 1995. Information regarding U.S. taxes paid or refunds received by Cooper on the Company's behalf during the first half of 1995 is not available.
(2) Revised for comparability with 1997.

                                                                                DECEMBER 31,
----------------------------------------------------------------------------------------------------
(dollars in thousands)                                                    1997                 1996
----------------------------------------------------------------------------------------------------
Components of deferred tax balances:
    Deferred tax liabilities:
     Plant and equipment                                              $ (43,080)          $ (41,912)
     Inventory                                                          (47,947)            (33,105)
     Pensions                                                            (8,817)             (8,817)
     Percentage of completion                                            (4,895)             (5,703)
     Other                                                              (15,121)            (12,854)
----------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                (119,860)           (102,391)
----------------------------------------------------------------------------------------------------
    Deferred tax assets:
       Postretirement benefits other than pensions                       32,690              37,191
       Reserves and accruals                                             32,495              24,290
       Net operating losses and related deferred tax assets              19,761              30,430
       Other                                                                708               3,959
----------------------------------------------------------------------------------------------------
         Total deferred tax assets                                       85,654              95,870
----------------------------------------------------------------------------------------------------
    Valuation allowance                                                 (24,321)            (37,307)
----------------------------------------------------------------------------------------------------
        Net deferred tax liabilities                                  $ (58,527)          $ (43,828)
====================================================================================================

        During 1997 and 1996, certain of the Company's international operations, which had incurred losses for several years, generated earnings which exceeded the losses related to several other operations. As a result, the valuation allowance established during 1995 was reduced in 1997 and 1996 by $12,986,000 and $6,017,000, respectively, with a corresponding reduction in the Company's income tax expense. In addition, while the Company was profitable on a book basis domestically during 1996, it had tax deductions in excess of those which could be utilized currently as a reduction of the actual taxes payable. The result was the recognition of an $8,123,000 current deferred tax asset. During 1997 the Company's taxable income, including return to provision adjustments related to 1996, was such that the $8,123,000 recorded in 1996 was increased by an additional $1,694,000. While the Company presently anticipates that this asset will be utilized during 1998, under present U.S. tax rules the Company has until the year 2010-2011 to utilize these excess deductions. The primary item giving rise to the difference between taxes currently payable with respect to 1997 and income taxes paid in 1997 is the tax deduction which the Company receives with respect to certain employee stock benefit plan transactions. This benefit, which is credited to capital in excess of par value, amounted to $22,367,000 in 1997.

        The Company's tax provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. The Company's accruals are sufficient to cover the additional U.S. taxes estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 1997, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries except certain unremitted earnings in the U.K. and Ireland which are considered to be permanently reinvested.

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

        As described in Note 3, the Company had a $441,000,000 non-deductible goodwill write-off as well as $41,509,000 of nonrecurring/unusual charges during 1995. Of the $41,509,000, approximately $18,600,000 was treated as a non-deductible expense because it related to the Company's international operations in countries where the operations had experienced losses over several years. In addition to the nonrecurring/unusual charges, these same international operations also had operating losses during 1995 which aggregated $12,300,000 that were treated as non-deductible. Lastly, in 1994 and prior years, deferred tax assets totaling $17,518,000 had been recorded with respect to these operations and the Company established a valuation allowance against these deferred tax assets during 1995. Of this last amount, approximately $9,136,000 was recorded through a reclassification of long-term tax accruals covering pre-1987 unremitted earnings with respect to the Company's operations in the U.K. The Company has determined that these earnings are permanently invested and that, therefore, these long-term accruals are no longer required. The remainder, or $8,382,000, was charged against 1995's tax expense. In total, these items resulted in a $28,324,000 increase in the Company's valuation allowance with respect to deferred tax assets during 1995.

NOTE 14:  COMMON STOCK, PREFERRED STOCK AND RETAINED DEFICIT

COMMON STOCK

     At December 31, 1997, 75,000,000 shares of Common stock, par value $.01 per share, were authorized of which 53,235,292 were issued (25,617,727, pre-split, at December 31, 1996). In November 1996, the Company's board of directors approved the repurchase of up to 5,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans. During the fourth quarter of 1997, the Company purchased approximately 503,000 shares with another 709,700 shares acquired during January 1998. As of year-end, a total of 477,149 shares were held in treasury, net of shares re-issued during 1997 to satisfy stock option exercises. Additionally, at December 31, 1997, 8,616,237 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value of $.01 per share. At December 31, 1997, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 750,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

STOCKHOLDER RIGHTS PLAN

     On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. The Rights were attached to all outstanding shares of the Company's Common stock immediately following completion of the exchange offer with Cooper (see Note 1). Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company and will expire on October 31, 2007.

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

     In the event of a potential change in control, each holder of a Right, other than Rights beneficially owned by the acquiring party (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring party having a market value equal to two times the current exercise price of the Right.

RETAINED DEFICIT

     The Company's retained deficit as of December 31, 1997 and 1996 includes a $441,000,000 charge related to the goodwill write-down described in Note 3 of the Notes to Consolidated Financial Statements. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's board of directors from a current year's earnings as well as from the net of capital in excess of par value less the retained deficit. Accordingly, at December 31, 1997, the Company had approximately $665,490,000 from which dividends could be paid.

NOTE 15:  INDUSTRY SEGMENTS

                                          REVENUES                      OPERATING EARNINGS             IDENTIFIABLE ASSETS
                                   YEARS ENDED DECEMBER 31,          YEARS ENDED DECEMBER 31,              DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)        1997          1996         1995       1997      1996      1995       1997         1996        1995
-----------------------------------------------------------------------------------------------------------------------------------
Petroleum Production
    Equipment              $1,112,556   $  798,607   $  648,141   $159,800  $ 71,590 $ (12,557)  $1,132,543  $  991,726  $  775,353
Compression and
    Power Equipment           686,185      588,536      493,602     74,554    57,629    30,010      490,091     450,408     348,295
-----------------------------------------------------------------------------------------------------------------------------------
                            1,798,741    1,387,143    1,141,743    234,354   129,219    17,453    1,622,634   1,442,134   1,123,648
Other income                    7,368        1,044        2,292      7,368     1,044     2,292
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues         $1,806,109   $1,388,187   $1,144,035
===================================================================================================================================
Goodwill write-down                                                     --        --  (441,000)
Nonrecurring/
    unusual charges                                                     --    (7,274)  (41,509)
Interest expense                                                   (28,591)  (20,878)  (23,273)
General corporate                                                  (13,753)  (10,097)  (10,359)      12,044      21,159      10,027
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated income
    (loss) before income
    taxes                                                         $199,378  $ 92,014 $(496,396)
===================================================================================================================================
Investment in uncon-
    solidated subsidiaries                                                                            8,552       5,629       1,730
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                 $1,643,230  $1,468,922  $1,135,405
===================================================================================================================================


                                          REVENUES                      OPERATING EARNINGS             IDENTIFIABLE ASSETS
                                   YEARS ENDED DECEMBER 31,          YEARS ENDED DECEMBER 31,              DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)       1997          1996         1995       1997      1996      1995       1997         1996        1995
-----------------------------------------------------------------------------------------------------------------------------------
Domestic                   $1,177,197   $  897,533   $  736,079   $130,953  $ 92,440 $   8,566   $  966,976  $  823,461  $  638,245
-----------------------------------------------------------------------------------------------------------------------------------

International:
    Europe                    581,203      443,957      336,133     86,694    42,719     4,988      586,287     562,425     449,508
    Canada                    135,586       64,326       60,250      3,743     2,203        94       54,788      43,995      26,585
    Other                     137,632      100,246      108,423     17,555       538     2,207      132,675     102,431      83,284
-----------------------------------------------------------------------------------------------------------------------------------
    Sub-total
    International             854,421      608,529      504,806    107,992    45,460     7,289      773,750     708,851     559,377
-----------------------------------------------------------------------------------------------------------------------------------

Eliminations:
    Transfers to
    International            (183,552)     (93,364)     (82,061)                                    (23,465)    (23,816)    (16,265)
    Transfers to Domestic     (49,325)     (25,555)     (17,081)                                    (73,216)    (49,540)    (49,569)
    Other                                                           (4,591)   (8,681)    1,598      (21,411)    (16,822)     (8,140)
-----------------------------------------------------------------------------------------------------------------------------------
                            1,798,741    1,387,143    1,141,743    234,354   129,219    17,453    1,622,634   1,442,134   1,123,648
Other income                    7,368        1,044        2,292      7,368     1,044     2,292
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues         $1,806,109   $1,388,187   $1,144,035
===================================================================================================================================
Goodwill write-down                                                     --        --  (441,000)
Nonrecurring/
    unusual charges                                                     --    (7,274)  (41,509)
Interest expense                                                   (28,591)  (20,878)  (23,273)
General corporate                                                  (13,753)  (10,097)  (10,359)      12,044      21,159      10,027
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated income
    (loss) before income
    taxes                                                         $199,378  $ 92,014 $(496,396)
===================================================================================================================================

Investment in uncon-
    solidated subsidiaries                                                                            8,552       5,629       1,730
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                 $1,643,230  $1,468,922  $1,135,405
===================================================================================================================================

                                                YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------
(dollars in thousands)                        1997      1996         1995
--------------------------------------------------------------------------------
Research and development expense:
    Petroleum Production Equipment         $  3,878  $  1,944     $   1,347
    Compression and Power Equipment           5,985     5,192         7,201
--------------------------------------------------------------------------------
    Total                                  $  9,863  $  7,136     $   8,548
================================================================================

Depreciation and amortization:
    Petroleum Production Equipment         $ 40,810  $ 37,467     $  46,615
    Compression and Power Equipment          24,346    24,518        25,071
    Corporate                                   706       495            68
--------------------------------------------------------------------------------
    Total                                  $ 65,862  $ 62,480     $  71,754
================================================================================

Capital expenditures:
    Petroleum Production Equipment         $ 51,420  $ 16,373     $  23,132
    Compression and Power Equipment          19,572    18,939        14,603
    Corporate                                 1,305     1,833         1,791
--------------------------------------------------------------------------------
    Total                                  $ 72,297  $ 37,145     $  39,526
================================================================================

Goodwill write-down:
    Domestic                               $     --  $     --     $ 144,719
    Europe                                       --        --       259,879
    Canada                                       --        --         7,330
    Other                                        --        --        29,072
--------------------------------------------------------------------------------
    Total                                  $     --  $     --     $ 441,000(1)
================================================================================

Nonrecurring/unusual charges:
    Domestic                               $     --  $  4,724     $  15,584
    Europe                                       --     1,926        19,494
    Canada                                       --       359           720
    Other                                        --       265         5,711
--------------------------------------------------------------------------------
    Total                                  $     --  $  7,274(2)  $  41,509(3)
================================================================================

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

     Export sales to unaffiliated companies were $308,960,000 in 1997, $277,426,000 in 1996 and $184,390,000 in 1995. Of total export sales, approximately 49% in 1997, 60% in 1996 and 60% in 1995 were to Asia, Africa, Australia and the Middle East; 12% in 1997, 17% in 1996 and 13% in 1995 were to Canada and Europe; and 39% in 1997, 23% in 1996 and 27% in 1995 were to Latin America. Foreign currency transaction gains and losses were insignificant for all of the years shown. See Note 3 of the Notes to Consolidated Financial Statements for information regarding 1995 translation losses related to the Company's operations in Venezuela.

NOTE 16: RELATED PARTY TRANSACTIONS

     The Company received services provided by Cooper including employee benefits administration, cash management, risk management, certain legal services, public relations, domestic tax reporting and internal and domestic external audit through June 30, 1995. The costs associated with these services allocated to the Company amounted to $4,042,000 for the six-month period in 1995.

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

     Transactions with other related parties, are not material to the Company.

NOTE 17: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

     The table below summarizes the contractual amounts of the Company's forward foreign currency exchange contracts to (buy) sell the following currencies at December 31, 1997 and 1996. These contracts generally have maturities that do not exceed one to two years.


                                                         DECEMBER 31,
-----------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                               1997         1996(1)
-----------------------------------------------------------------------
Pound Sterling:
    - Buy                                         $ (8,004)    $     --
Canadian Dollar:
    - Sell                                           4,767       44,695
    - Buy                                           (4,559)          --
Deutsche Marks:
    - Sell                                              --          487
    - Buy                                           (1,695)          --
Italian Lira:
    - Sell                                             747        5,526
    - Buy                                             (106)          --
Japanese Yen:
    - Buy                                               --         (166)
-----------------------------------------------------------------------
Net (purchase) selling position                   $ (8,850)    $ 50,542
=======================================================================


(1)  Revised for comparability with 1997.

     Counterparties to the forward foreign currency exchange contracts are typically large, stable financial institutions. Accordingly, the Company's exposure to credit loss in the event of nonperformance by these counterparties is considered to be minimal. Deferred gains and losses on forward foreign currency exchange contracts based upon anticipated transactions were not material at December 31, 1997 and 1996.

     At December 31, 1997, the Company was contingently liable with respect to approximately $55,926,000, ($74,079,000 at December 31, 1996) of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. Of the outstanding total, approximately 46% relates to the Petroleum Production Equipment segment and the balance, or 54%, to the Compression and Power Equipment segment. The Company was also liable for approximately $9,806,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company ($8,770,000 at December 31, 1996). While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business.

     The Company's other off-balance sheet risks are not material.

CONCENTRATIONS OF CREDIT RISK

     See Note 3 for a discussion of the Company's receivables and related reserves with respect to customers in the country of Iran. The Company's other concentrations of credit risk are not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, interest rate swap contracts, forward rate agreements and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. Based on the spread between the contract forward rate and the spot rate as of year-end on contracts with similar terms to existing contracts, the fair value of the Company's foreign currency forward contracts was not material at December 31, 1997 and 1996.

     As described in Note 11 of the Notes to Consolidated Financial Statements, the Company has entered into various interest rate swap agreements. Additionally, during 1997, and continuing in January 1998, the Company entered into Treasury Locks, or forward rate agreements, to hedge its interest rate exposure on $150,000,000 of a prospective long-term debt issuance. These agreements, which lock in a weighted average interest rate of 5.71% on the "Treasury component" of any such issuance, expire June 15, 1998. If marked-to-market at December 31, 1997 the interest rate swaps and Treasury Locks would have resulted in a small pre-tax gain.

NOTE 18: SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

Increase in net assets:

                                                               YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                              1997       1996
---------------------------------------------------------------------------------------
Common stock issued for employee stock ownership and
    retirement savings plans                                     $  6,058    $7,027
Adjustment of minimum pension liability                             2,349     2,958
Tax benefit of certain employee stock benefit plan transactions    22,367     1,865

NOTE 19:  NET ASSETS

     Prior to June 30, 1995, the Company was not a separate stand-alone entity and, therefore, it did not have any meaningful amounts of Common stock, capital in excess of par value or retained earnings. Accordingly, the equity was reflected as a single amount titled "Net Assets." The table below shows the items which have resulted in increases or decreases to this Net Asset total for the period from December 31, 1994 through June 30, 1995. The Company's stockholders' equity activity for the period from July 1, 1995 through December 31, 1997 is shown in the Consolidated Changes in Stockholders' Equity statement.

(DOLLARS IN THOUSANDS)                                                         NET ASSETS
-----------------------------------------------------------------------------------------
Balance at December 31, 1994                                                   $878,129
Translation adjustment                                                           27,106
Allocation of interest and general and administrative expenses, net of tax,
    from Cooper                                                                   9,539
Net loss from January 1, 1995 through June 30, 1995                             (37,802)
Adjustment of equity balances to reflect split-off
    from Cooper at June 30, 1995(1)                                              14,209
-----------------------------------------------------------------------------------------
Balance on June 30, 1995 at time of split-off                                  $891,181
=========================================================================================



(1) Includes the effect of the final settlement with Cooper reached during the fourth quarter of 1995.

Intercompany transactions are principally cash transfers between the Company and Cooper.

NOTE 20: EARNINGS (LOSS) PER SHARE

The weighted average number of common shares (utilized for basic earnings per share presentation) and common stock equivalents outstanding for each period presented was as follows:

                                                                YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------
(amounts in thousands)                                        1997       1996      1995
----------------------------------------------------------------------------------------
Average shares outstanding                                    52,145    50,690    50,098
Common stock equivalents                                       3,461     2,289        --
----------------------------------------------------------------------------------------
Shares utilized in diluted earnings per share presentation    55,606    52,979    50,098
========================================================================================

For periods prior to June 30, 1995, earnings (loss) per share amounts have been computed on a pro forma basis based on the assumption that 50,000,000 (post-split) shares of Common stock were outstanding during each period presented.

NOTE 21:  UNAUDITED QUARTERLY OPERATING RESULTS


                                                                 1997 (BY QUARTER)
-----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)        1            2            3           4
-----------------------------------------------------------------------------------------------
Revenues                                          $376,045    $441,344     $474,451    $514,269
Gross margin(1)                                    100,798     123,893      134,067     150,404
Net income                                          19,419      34,063       39,799      47,301
Earnings per share:
    Basic                                             0.38        0.66         0.76        0.89
    Diluted                                           0.36        0.62         0.70        0.83


                                                                 1996 (BY QUARTER)
-----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)        1           2(2)         3(2)         4(2)
-----------------------------------------------------------------------------------------------
Revenues                                          $280,648    $312,444     $378,793    $416,302
Gross margin(1)                                     74,782      85,399      101,094     116,354
Net income                                           7,664      12,869       19,253      24,398
Earnings per share:
    Basic                                             0.15        0.26         0.38        0.48
    Diluted                                           0.15        0.24         0.36        0.45

1 Gross margin equals revenues less cost of sales before depreciation and amortization.

2 See Note 3 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges incurred during 1996.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

     The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 1997. The financial information included herein may not necessarily be indicative of the financial position or results of operations of the Company in the future or of the financial position or results of operations of the Company that would have been obtained if the Company had been a separate, stand-alone entity during the periods presented. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.


                                                                             YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share)              1997            1996            1995            1994           1993
-----------------------------------------------------------------------------------------------------------------------------
Income Statement Data(1):
    Revenues                                      $ 1,806,109     $ 1,388,187     $ 1,144,035     $ 1,110,076     $ 1,340,778
-----------------------------------------------------------------------------------------------------------------------------
    Costs and expenses:
    Cost of sales (exclusive of
    depreciation and amortization)                  1,296,947       1,010,558         881,798         838,575         970,944
    Depreciation and amortization                      65,862          62,480          71,754          70,233          70,413
    Selling and administrative
    expenses                                          215,331         194,983         181,097         177,902         194,242
    Interest expense                                   28,591          20,878          23,273          20,023          15,852
    Provision for impairment of
    goodwill                                               --              --         441,000              --              --
    Nonrecurring/unusual charges(2)                        --           7,274          41,509              --              --
-----------------------------------------------------------------------------------------------------------------------------
                                                    1,606,731       1,296,173       1,640,431       1,106,733       1,251,451
-----------------------------------------------------------------------------------------------------------------------------

    Income (loss) before income taxes                 199,378          92,014        (496,396)          3,343          89,327
    Income tax provision                              (58,796)        (27,830)         (3,657)         (7,089)        (38,138)
-----------------------------------------------------------------------------------------------------------------------------
            Net income (loss)                     $   140,582     $    64,184     $  (500,053)    $    (3,746)    $    51,189
=============================================================================================================================

    Earnings (loss) per share (pro forma prior
    to June 30, 1995)(3):
    Basic                                         $      2.70     $      1.27     $     (9.98)    $     (0.07)    $      1.02
    Diluted                                       $      2.53     $      1.21     $     (9.98)    $     (0.07)    $      1.02
=============================================================================================================================

Balance Sheet Data (at the end of period)(1):
    Total assets                                  $ 1,643,230     $ 1,468,922     $ 1,135,405     $ 1,710,380(4)  $ 1,713,668
    Stockholders' equity/net assets                   642,051         516,128         423,588         878,129(4)      841,955
    Long-term debt                                    328,824         347,548         234,841         374,800         374,815
    Other long-term obligations                       143,560         160,405         160,267         181,043         193,666


1 For the historical periods presented prior to June 30, 1995, all of the excess cash generated by the Company's operations was regularly remitted to Cooper pursuant to Cooper's centralized cash management program. As a result, total indebtedness has been held constant from year-to-year for such periods. See Note 11 of the Notes to Consolidated Financial Statements of the Company for further information regarding long-term debt.
2 See Note 3 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges incurred during 1996 and 1995.
3 See Note 20 of the Notes to the Consolidated Financial Statements for further information relating to the calculation of earnings (loss) per share amounts for periods prior to June 30, 1995.
4    Includes a $36,607,000 receivable from Cooper at December 31, 1994.