Form 10-K405, Exhibit 13
period 1998-12-31
COOPER CAMERON CORP
filed 1999-04-01
CIK 941548

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

OVERVIEW

     The Company's operations are organized into four separate business segments -- Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. CCV provides a full range of ball valves, gate valves, butterfly valves and accessories to customers across a wide range of the energy industry and industrial market. CES designs, manufactures, markets and services compression and power equipment, primarily for the energy industry and CTC provides centrifugal air compressors and aftermarket products to manufacturing companies and chemical process industries worldwide.

     The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented.


                                                                           YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                      1998            1997          1996
                                                                      -----          -----          -----
Revenues                                                              100.0%         100.0%         100.0%
Costs and expenses:
    Cost of sales (exclusive of depreciation and amortization)         70.6           71.8           72.8
    Depreciation and amortization                                       3.9            3.7            4.5
    Selling and administrative expenses                                12.2           11.9           14.1
    Interest expense                                                    1.7            1.6            1.5
    Nonrecurring/unusual charges                                        1.2           --              0.5
                                                                      -----          -----          -----
    Total costs and expenses                                           89.6           89.0           93.4
                                                                      -----          -----          -----
Income before income taxes                                             10.4           11.0            6.6
Income tax provision                                                   (3.2)          (3.2)          (2.0)
                                                                      -----          -----          -----
Net income                                                              7.2%           7.8%           4.6%
                                                                      =====          =====          =====

1998 COMPARED TO 1997

     Cooper Cameron Corporation had net income of $136.2 million, or $2.48 per share, for the twelve months ended December 31, 1998. This compares to $140.6 million, or $2.53 per share, for the same period in 1997. Included in the 1998 results were $15.5 million, or $.28 per share, in after-tax nonrecurring/unusual charges ($22.0 million pre-tax). Of the $22 million, approximately $15 million related to severance and resulting relocation costs for employees in all four segments (all of whom have been notified regarding their termination and benefits), with the remainder covering incurred costs related to the shutdown of CCV's manufacturing facility in Missouri City, Texas, as well as a further restructuring of CES's operations in Grove City, Pennsylvania, Mt. Vernon, Ohio and Liverpool, United Kingdom. Small amounts of costs related to the Company's April 1998 acquisition of Orbit Valve International, Inc. (Orbit Valve) were also included. Approximately $7 million remains to be expensed, under existing accounting rules, regarding the above actions. Since the majority of these actions were not initiated until the fourth quarter of 1998, only a small amount of cost savings were realized during 1998. See Note 2 of the Notes to Consolidated Financial Statements for further information regarding these nonrecurring/unusual charges. Excluding these nonrecurring/unusual charges, the Company earned $2.76 per share in 1998, a 9% improvement from 1997. This increase was due primarily to the strong performance of Cameron and the Orbit Valve acquisition in CCV (see Note 3 of the Notes to Consolidated Financial Statements).


REVENUES


     Revenues for 1998 totaled $1.88 billion, an increase of 4% from the $1.81 billion in 1997. Orbit Valve, included since April 2, 1998, contributed approximately $71 million in revenues during the year. Excluding the effect of this acquisition, increased revenues in Cameron were more than offset by weakness in CCV, CES and CTC.

     Natural gas and oil prices and the expectations for future price levels heavily influence the energy-related markets served by the Company. While natural gas prices remained relatively stable during most of 1998, and at levels that were reasonably high from a historical perspective, oil prices declined significantly. Weaker demand, largely from the economic and financial unrest in Asia, and excess production fueled this price decline. While lower oil prices did not have a significant effect on Cameron's overall results during most of 1998, there was an increasing effect on CCV, excluding the effect of Orbit, particularly during the fourth quarter. Of the Company's four segments, CCV's products tend to have the shortest "order to delivery cycle", such that short-term changes in demand affect this segment's results more rapidly.

     Confidence that worldwide demand for oil and natural gas would grow over the longer-term appeared to provide the impetus for continued spending by national oil companies and major and independent producers through the second quarter of 1998. In response to declining oil prices, customers began to delay spending in the third quarter and implemented significant spending cuts in the fourth quarter. These actions were reflected in the Company's backlog, defined as firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. Backlog at December 31, 1998 was $790.4 million, a slight increase from year-end 1997, but down 20% from the historical high of $982.5 million at June 30, 1998.

     Revenues for Cameron totaled $1.02 billion, an increase of 17% over 1997 revenues of $874.7 million. Revenue increased for drilling and subsea products, while surface product revenues declined slightly. Drilling and subsea product activity is heavily influenced by major projects, while surface products have a shorter delivery cycle and respond more quickly to changes in order activity. Of particular note were increased drilling and subsea equipment shipments for deep-water projects in the Gulf of Mexico and installations in the North Sea. Also contributing to the revenue growth was improved aftermarket activity, as demand for spare parts and refurbished equipment increased. Orders totaled $1.07 billion for 1998, a 4% increase from the 1997 level. Drilling and subsea products improved largely due to major project orders received in the first half of the year, while surface products declined, particularly in the fourth quarter. Cameron ended 1998 with backlog at $592.6 million, an increase of 15% from year-end 1997, but a decline of 16% from the June 30, 1998 level.

     CCV's revenues of $309.0 million improved by 26% from the $244.9 million in 1997. This increase was due to nine months of revenues from the Orbit Valve acquisition, totaling approximately $71 million. The remaining CCV revenue decline of 3% reflected weaker oilfield distributor products, particularly in the fourth quarter. Orders, including those for Orbit, totaled $279.5 million, an increase of 12% from the 1997 level, due to the same factors discussed in the revenue comparison. Despite a backlog total for Orbit of approximately $15 million at December 31, 1998, CCV's overall backlog ended the year at $54.4 million, an 11% decline from the $61.0 million at December 31, 1997 and a 32% decline from June 30, 1998, which included approximately $24 million for Orbit.

     Revenues for CES of $417.7 million declined by 21% from the $527.3 million in 1997. The energy-related markets served by this segment were very competitive during 1998, with industry-wide overcapacity. The most significant revenue decline was in gas turbine and compressor projects, where new major projects were delayed as Asian oil and gas demand lessened. Aftermarket activity also declined as customers delayed maintenance programs and reduced their spare parts inventories. Orders for CES decreased by 18% from 1997 due to the same factors discussed in the revenue comparison. Backlog ended 1998 at $93.4 million, a decline of 28% from year-end 1997, due primarily to the timing of major gas turbine and compressor projects.

     CTC, which tends to be more tied to worldwide industrial development as opposed to oil and gas prices, had revenues of $134.3 million, or a decrease of 16% from $159.1 million in 1997. This decline was across all lines of the business and resulted primarily from the so-called "Asian crisis". The slowdown in the Southeast Asian markets worsened during the year and caused industrial development projects in other parts of the world to be pushed out and, when undertaken, to be more price competitive. Orders totaled $107.3 million in 1998, a decline of 27% from the 1997 level, while backlog ended 1998 at $50.0 million, a 37% decrease from year-end 1997.

COST AND EXPENSES

     Cost of sales (exclusive of depreciation and amortization) of $1.33 billion in 1998 increased by $32.6 million, or 3%, compared with $1.30 billion in 1997. The increase was largely due to the previously discussed 4% revenue growth. Cost of sales increased at a rate less than the revenue increase for both Cameron and CCV, such that these segments had a positive flow-through effect on earnings. Conversely, CES and CTC both had revenue declines that exceeded cost of sales decreases. This result is discussed below for each segment.

     Cameron's gross margin percentage (defined as revenues less cost of sales as a percentage of revenues) was 32.7% in 1998, compared to 30.8% in 1997. This increase resulted from improved pricing, the leveraging of various manufacturing support costs that are relatively fixed in the short-term, and cost reductions, including benefits from capital expenditures. Pricing pressure began to increase late in the year as market conditions weakened, but improved pricing on shipments from backlog minimized the effect on 1998.

     CCV's gross margin percentage increased from 29.5% in 1997 to 31.5% in 1998 due to improved pricing and the addition of the Orbit Valve products, which carry somewhat higher margins than other CCV products. Pricing pressure, however, also increased in this segment during the second half of 1998, particularly in the domestic oilfield distribution market.

     The gross margin percentage for CES declined from 21.1% in 1997 to 18.4% in 1998. Pricing pressure throughout the business and cost reduction efforts that did not keep pace with the revenue decline were the primary factors contributing to this decrease.

     CTC's gross margin percentage was 33.1% in 1998, compared to 35.6% in 1997. Pricing pressure intensified during the year, as competitors became more aggressive with the continued absence of orders from Southeast Asia. This was a major growth market for much of 1997 that virtually disappeared in 1998, resulting in more competition for orders from the remaining markets. Additionally, cost reductions that did not keep pace with the revenue decline also contributed to this decrease.

     In the case of all four segments, the Company is committed to appropriately adjusting its costs to match current order and sales activity, while not impairing its ability to respond to a future upturn.

     Depreciation and amortization expense increased by $6.6 million, from $65.9 million in 1997 to $72.5 million in 1998. This increase was primarily due to higher capital spending in Cameron and CTC, and the Orbit Valve acquisition in CCV.


     Selling and administrative expenses increased by $14.4 million, or 7%, from $215.3 million in 1997 to $229.7 million in 1998. This increase was, in Cameron, due to the higher revenues and, in CCV, due to the Orbit Valve acquisition. These expenses decreased in both CES and CTC in response to the revenue declines. As a percentage of revenues, these costs increased from 11.9% in 1997 to 12.2% in 1998. Cameron achieved a leveraging effect on their increased volume, showing an improvement in this relationship, while CES and CTC were, in the near term, unable to reduce costs in line with the revenue decline. CCV was affected by the Orbit Valve acquisition, which carried proportionately greater selling and administrative costs than the remainder of the business.

     Reflecting the various factors discussed above, operating income (defined as earnings before nonrecurring/unusual charges, corporate expenses, interest, and taxes) totaled $261.8 million, an increase of $20.1 million from 1997. Cameron improved from $129.5 million in 1997 to $180.2 million in 1998, and CCV increased from $37.4 million to $48.4 million. CES declined from $35.3 million to $6.8 million, and CTC decreased from $39.5 million to $26.4 million.

     Interest expense increased from $28.6 million in 1997 to $32.7 million in 1998, primarily due to an increase in the average debt level related to the Orbit Valve acquisition and increased capital expenditures. While working capital declined from year-end 1997 to year-end 1998, the improvement was all in the fourth quarter. During the remainder of the year, higher working capital levels were required to support the revenue and backlog in Cameron. Average interest rates in 1998 were 6.5% compared to 6.6% in 1997.

Income taxes were $59.6 million in 1998, an increase of $0.8 million from 1997 due to a slightly higher effective tax rate. The Company's effective tax rate increased to 30.4% in 1998 from 29.5% in 1997 mainly due to a change in the mix of domestic and foreign earnings.

1997 COMPARED TO 1996

     Cooper Cameron Corporation had net income of $140.6 million, or $2.53 per share, for the twelve months ended December 31, 1997. This compared to $64.2 million, or $1.21 per share (adjusted for a 2-for-1 stock split), for the same period in 1996. The improvement was across all four business segments, with particularly strong performance in Cameron and CCV, where operating income increased by 127% and 145%, respectively. Full year 1997 pre-tax income included a $5.7 million charge, or $.07 per share, for a settlement with a customer and a $2.6 million charge, or $.03 per share, for cost rationalization, both in CES. The settlement with a customer related to a commercial R&D compression project for an order taken during the fourth quarter of 1995, which called for the development of a new high-performance barrel compressor for use on an offshore platform. Since the newly designed compressor did not meet the customer's specifications, the Company agreed to provide a replacement compressor from another source to be used with the Cooper Rolls turbine, and to absorb the costs related to the delay in delivery of the equipment. The Company has no other orders of this type. The $2.6 million covered further cost rationalization efforts, including approximately $1.1 million of severance or relocation costs for a total of 23 people and $1.5 million related to the closure of certain sales and distribution facilities as well as one small manufacturing facility. The full year 1996 pre-tax income included nonrecurring or unusual charges totaling $7.3 million, or $.10 per share (see Note 2 of the Notes to Consolidated Financial Statements).

REVENUES

     Revenues for 1997 totaled $1.81 billion, an increase of 30% from the $1.39 billion in 1996. The June 1996 Ingram Cactus acquisition, which was included for twelve months in 1997 and six months in 1996, and strong market fundamentals, driven largely by increasing worldwide demand for oil and natural gas, were the primary factors in this improvement. Although periodic fluctuations were experienced, particularly in the fourth quarter of 1997, oil and natural gas prices remained at reasonably high levels, and continued to provide the impetus for increased spending by national oil companies and major and independent producers. While the economic and financial unrest in Southeast Asia and uncertainty regarding the quantity and timing of oil shipments from Iraq affected the short-term price of oil, there was no indication at that time that the Company's oil and gas customers would reduce their spending plans. Further declines in oil prices, however, particularly if viewed by the market as being a long-term trend, or declines in the price of natural gas, depending on severity and perceived duration, would likely result in either a reduction in the market growth which the Company anticipated at the end of 1997 or even a reduction in current activity levels. Approximately 64% of the improvement in total revenues was from Cameron, 12% from CCV, 18% from CES, and 6% from CTC. The effect of the favorable market conditions was also reflected in the Company's backlog. Backlog at December 31, 1997 was $786.1 million, an increase of 8% from year-end 1996.

     Revenues for Cameron totaled $874.7 million, an increase of 45% over 1996 revenues of $605.3 million, with growth across all geographic areas and product lines. This increase was primarily due to the improved market conditions discussed above, which resulted in volume growth as well as favorable pricing, and the Ingram Cactus acquisition. Revenues from several small product line acquisitions were minimal. Of particular note were higher levels of shipments associated with large drilling projects in the Gulf of Mexico and generally stronger activity in Canada, the North Sea, and the Asia Pacific region. Orders totaled $1.03 billion for the year, an increase of 41% from the 1996 level. This improvement was across all product lines, with significant growth in drilling, subsea and surface, which increased by 80% (from $126.5 million to $227.2 million), 34% (from $172.0 million to $230.0 million), and 33% (from $434.8 million to $576.8 million), respectively. Backlog for the segment ended the year at $515.9 million, an increase of 36% from year-end 1996.

     CCV's revenues of $244.9 million improved by 26% from the $194.1 million in 1996. This increase was also due primarily to the strong market conditions discussed above and increased shipments of ball valves for pipeline projects in both the domestic and international markets. Orders totaled $248.6 million, an increase of 18% from the 1996 level, with particular strength in oilfield distributor products. Backlog at December 31, 1997 was $61.0 million, a slight decrease from the $62.2 million at December 31, 1996.

     Revenues for CES of $527.3 million improved by 16% from the $453.2 million in 1996. The most significant increases were in large international gas turbine and compressor project revenues and parts and service activity. Of particular note was the improvement in parts and service, which increased by 12% from the 1996 level, including benefits derived from various marketing and pricing programs that were initiated in late 1996 and during 1997. Reflecting these factors, as well as normal seasonality, the most dramatic increase was in the fourth quarter of 1997, where parts and service revenues increased by 35% from the fourth quarter of 1996 and by 28% from the next largest quarter of 1997. Orders for CES increased by 15% from 1996 primarily due to the effect of large gas turbine and compressor project orders received in the first half of 1997 and improved parts and service activity. Due to the size and complex nature of major turbine and compressor projects, the specific timing of an order is very difficult to predict and can cause significant fluctuations in the year-to-year revenue, order, and backlog comparisons for this segment. Backlog for CES ended 1997 at $129.9 million, a decline of 33% from year-end 1996, due primarily to the timing of major gas turbine and compressor projects.

     CTC's revenues totaled $159.1 million, an increase of 17% from the $135.6 million in 1996. Shipments reflected year-to-year improvement in each quarter of 1997 from strong demand in both industrial and air separation applications, particularly in international markets. Orders continued at historically high levels and were virtually unchanged from prior year. Orders slowed from Southeast Asia during the fourth quarter of 1997 and continued to be soft in 1998. CTC backlog declined by 16%, primarily due to the addition of manufacturing capacity during the past two years, which increased throughput and shortened lead times to customers.

COSTS AND EXPENSES

     Cost of sales (exclusive of depreciation and amortization) of $1.30 billion in 1997 increased by $286.4 million, or 28%, compared with $1.01 billion in 1996. This increase was largely the result of the previously discussed 30% revenue growth and the two 1997 charges. As discussed above, revenues increased by 45% in Cameron, 26% in CCV, 16% in CES, and 17% in CTC, while cost of sales increased by 42%, 20%, 17%, and 20%, respectively.

     Cameron's gross margin percentage was 30.8% in 1997, compared to 29.5% in 1996. This increase resulted from improved pricing, the leveraging of various manufacturing support costs that are relatively fixed in the short-term, and cost reductions including benefits from capital expenditures.

     CCV's gross margin percentage increased from 26.0% in 1996 to 29.5% in 1997 due largely to the same factors affecting Cameron.

     Gross margin for CES declined from 21.7% in 1996 to 21.1% in 1997. This decline was the result of the charges discussed previously, a significant increase in lower margin gas turbine and compressor project revenues, and very competitive pricing. Providing a partial offset were increased higher margin spare parts sales, higher production levels, which allowed for the leveraging of manufacturing support costs, and the effect of the cost rationalization program in late 1996 at the Grove City Pennsylvania facility.


     CTC's gross margin percentage was 35.6% in 1997, compared to 37.3% in 1996. This decline was due to a significant increase in lower margin machine shipments, which combined with a smaller increase in the higher margin aftermarket business to produce an unfavorable mix effect on the gross margin percentage.

     Depreciation and amortization expense increased by $3.4 million, from $62.5 million in 1996 to $65.9 million in 1997, primarily in Cameron. This increase was due to the mid-year 1996 Ingram Cactus acquisition and higher capital spending levels beginning in the second half of 1996 in response to improved market conditions.

     Selling and administrative expenses increased by $20.3 million, or 10%, from $195.0 million in 1996 to $215.3 million in 1997, primarily in Cameron. This increase was due to the Ingram Cactus acquisition, higher revenues, and the Company's effort to improve its market presence. As an example, Cameron established separate management teams and focused additional marketing resources on the controls and choke businesses, where there was believed to be significant growth potential. Despite increases in selling and marketing costs, these costs for the Company decreased as a percentage of revenues from 14.1% in 1996 to 11.9% in 1997 due to the leveraging effect of the increased volume, with all segments showing improvements in this relationship.

     Reflecting the various factors discussed above, operating income totaled $241.7 million for the Company, an increase of $111.4 million from 1996. Cameron improved from $57.1 million in 1996 to $129.5 million in 1997, CCV increased from $15.2 million to $37.4 million, CES improved from $25.0 million to $35.3 million, and CTC increased from $33.0 million to $39.5 million.

     Interest expense increased from $20.9 million in 1996 to $28.6 million in 1997, primarily due to an increase in the average debt level related to acquisitions and higher working capital requirements in support of the revenue and backlog growth. Average interest rates in 1997 were 6.6% compared to 6.4% in 1996.

     Income taxes were $58.8 million in 1997, an increase of $31.0 million from 1996. This increase was due to the year-to-year improvement in earnings. The Company's effective tax rate declined from 30.2% in 1996 to 29.5% in 1997, mainly due to a change in the mix of domestic and foreign earnings.

OUTLOOK FOR 1999

     In the Company's January 28, 1999 press release covering its results for the fourth quarter of 1998, it was acknowledged that if order activity remained at the relatively low levels experienced recently, earnings for 1999, before non-recurring/unusual charges, could be approximately fifty percent ($1.25 per diluted share) lower than 1998's net income. Thus far, the relatively low order trend has continued, such that this outlook for the future continues to be appropriate. As a consequence, the Company currently anticipates that it will recognize, during the first half of 1999, additional amounts associated with the actions described earlier in this discussion and in Note 2 of the Notes to Consolidated Financial Statements, as well as with further personnel reductions and facility realignments currently under review. When these actions are completed, the Company expects to have reduced total employment by at least 10% from the mid-year 1998 level of 10,600.

     The Company currently estimates that the future cash charges could total approximately $15 million plus additional non-cash amounts, should additional facilities be closed. The Company believes that it will generate cost savings that are significantly in excess of the costs being incurred, and these anticipated savings are appropriately included in the outlook for 1999. Should the Company continue to experience declines in order levels and resulting backlog, then additional actions could be required which could result in a further increase in the current estimate of these one-time costs.

PRICING AND VOLUME

     The Company believes that during 1998 unit volumes increased at Cameron and CCV, but decreased at CES and CTC, while increasing in all four segments during 1997. Excluding the effect of the Orbit Valve acquisition on unit volumes, CCV would have had a unit volume decline for 1998.

     In Cameron and CCV, moderate price increases in excess of cost increases were realized in 1998 and 1997. In CES, prices declined slightly during 1998 and 1997 due to the competitive condition of the natural gas compression equipment markets in both years. In CTC, prices declined slightly during 1998 in response to weaker market conditions, while price increases roughly in line with cost increases were realized in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     During 1998, total indebtedness increased by $37.0 million. In spite of this increase, the Company achieved its lowest debt to capitalization ratio since inception -- 34.7% at December 31, 1998. The combination of strong earnings and improved working capital management largely offset over $207 million of cash utilized for capital expenditures and acquisitions, in addition to over $20 million of debt assumed in the Orbit acquisition, as well as $36 million of cash used to repurchase Company stock early in the year. At December 31, 1998, CES had $19.5 million of receivables recognized under the percentage of completion method, of which $14.8 million had not yet been billed to customers.

     During the third quarter of 1998, the Company entered into agreements with five banks providing for additional credit facilities, totaling $155 million, which supplement the Company's existing $475 million long-term credit agreement. These new agreements allow the Company to borrow funds on an unsecured basis at floating or negotiated fixed rates of interest and expire on various dates during the third quarter of 1999. The combination of these credit facilities resulted in the Company having $279.1 million of committed borrowing capacity at December 31, 1998, in addition to uncommitted amounts available under various other borrowing arrangements.

     In addition, during May 1998, the Company filed a traditional "shelf" registration statement with the U.S. Securities and Exchange Commission in connection with the possible issuance, from time to time, in one or more offerings, of up to $500 million in securities, consisting of either (1) unsecured debt securities, (2) shares of preferred stock, (3) shares of common stock or (4) warrants for the purchase of debt securities, preferred stock or common stock. In connection with this registration statement, the Company entered into treasury locks, or forward rate agreements, which locked in a weighted average interest rate of 5.83% on $175 million of a prospective long-term debt issuance. These agreements expire March 15, 1999. The Company currently anticipates that these treasury locks will be replaced upon expiration with a long-term interest rate swap agreement which would effectively convert $175 million of the Company's variable rate debt to a fixed rate until the Company actually issues long-term debt. Any gain or loss associated with the treasury locks will be amortized over the life of the swap agreement and ultimately the actual long-term debt when issued. See Note 14 of the Notes to Consolidated Financial Statements for further information.

     In connection with the shelf registration, the Company received preliminary ratings on its senior unsecured debt of A- from Standard &Poor's and Baa1 from Moody's.

     During 1997, the Company reduced total indebtedness by $17.7 million. The significant improvement in 1997 earnings and activity under the Company's stock option and other employee benefit plans was largely offset by increases in working capital, capital expenditures, and the purchase of treasury stock. The increase in working capital during 1997 was associated with improved revenues and the significantly higher year-end backlog level for Cameron. At December 31, 1997, CES had $43.2 million of receivables recognized under the percentage of completion method, of which $34.6 million had not yet been billed to customers.

     The Company's liquidity can be susceptible to fairly large swings in relatively short periods of time. This is largely because of the cyclical nature of the industry in which the Company competes and the long time period from when the Company first receives a large equipment order until the product can be manufactured, delivered, and the receivable collected.

WORKING CAPITAL

     Operating working capital is defined as receivables and inventories less accounts payable and accrued liabilities, excluding the effect of foreign currency translation, acquisitions and divestitures.

     During 1998, operating working capital decreased $13.9 million. This result was comprised of a $58 million increase during the first nine months of 1998 followed by a fourth quarter decline of $71.9 million. Of the fourth quarter decline, approximately $44 million came from receivables and $43 million from inventories, partially offset by lower accounts payable and accrued liabilities of approximately $15 million. The receivable and inventory declines reflected some initial slowing of activity, and for receivables, unusually strong fourth quarter collections. On a year-to-year basis, receivables declined by nearly $80 million, including a nearly $24 million decline in receivables recognized by CES under the percentage of completion method, which reflected the completion of large gas turbine and compressor projects. Despite the fourth quarter decrease, inventories increased on a year-to-year basis by $23 million, with small declines in Cameron and CCV (excluding Orbit) offset by an increase at CES and CTC. While the declines reflected normal operating activity, the increase at CES resulted from a decision to maintain production levels despite delays in the receipt of anticipated orders. This decision has, to a large degree, now been validated by the receipt in late 1998 and thus far in 1999 of nearly $57 million of gas turbine and compressor project business. The $42 million year-to-year decrease in accounts payable and accrued liabilities reflected a decline in inventory purchases as well as the lower overall year-end 1998 business levels, partially offset by an increase in cash advances and progress payments received from customers on major project orders in Cameron's backlog.

     During 1997, operating working capital increased $88.7 million. Receivables increased as a result of higher revenues. Receivables recognized under the percentage of completion method of accounting declined from $65.4 million at year-end 1996 to $43.2 million at year-end 1997. This relates to the timing of orders received for large gas turbine and compressor projects in CES. Inventories increased largely in Cameron in support of the significantly higher year-end backlog level and general improvement in activity. The increase in accounts payable and accrued liabilities reflected the higher business levels, an increase in cash advances and progress payments received from customers on orders in backlog, as well as continuing focus on managing the Company's payments to vendors.

     During 1996, operating working capital increased $114.5 million. Receivables increased as a result of higher revenues, including $65.4 million recognized under the percentage of completion method of accounting at year-end 1996. This relates to large gas turbine and compressor projects in CES. At year-end 1995, there was no revenue recognized under percentage of completion accounting. Inventories increased largely in Cameron and in support of the significantly higher year-end backlog level. The increase in accounts payable and accrued liabilities reflected the higher business levels, as well as continuing focus on managing the Company's payments to vendors.

CASH FLOWS

     During 1998, cash flows from operating activities totaled $235.6 million, more than twice the level of the previous year. This cash flow, along with net proceeds from sales of plant and equipment of $7.4 million, stock option exercises and other activities of $3.4 million and additional borrowings of $15.7 million, was utilized to fund capital spending of $115.5 million, the cash cost of acquisitions totaling $99.4 million and repurchases of Company stock totaling $36.1 million. The Company's available cash balance also increased by nearly $10 million. The $119.9 million increase in cash flow from operating activities compared to the prior year was virtually all due to working capital changes, predominantly at Cameron and CES. The decline in working capital requirements in 1998 and the increase in 1997 are discussed in the Working Capital section immediately above. With regard to capital spending, over 70% of expenditures in both 1998 and 1997 were attributable to Cameron and CCV, primarily for projects to increase factory throughput and improve delivery times. With the recent decline in market conditions, capital spending during 1999 is expected to decline to approximately $80 million, much of which represents the completion of projects committed to during 1998.

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

CAPITAL EXPENDITURES AND COMMITMENTS

     Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity resulted in expenditures of $115.5 million in 1998 compared to $72.3 million in 1997 and $37.1 million in 1996.

     At December 31, 1998, internal commitments for new capital projects amounted to approximately $32.0 million compared to $100.0 million at year-end 1997. The commitments for 1999 include approximately $12.2 million for machinery and equipment modernization and enhancement, $11.3 million for capacity expansion, $2.9 million for various computer hardware and software projects, $1.9 million for environmental projects, and $3.7 million for other items. Expenditures in 1998 and commitments for 1999 are focused on generating near-term returns by increasing factory throughput and improving delivery times for customers.

EFFECT OF INFLATION

     During each year, inflation has had a relatively minor effect on the Company's reported results of operations. This is true for three reasons. First, in recent years, the rate of inflation in the Company's primary markets has been fairly low. Second, the Company makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in the Company's Consolidated Balance Sheets are recorded in business combinations that are accounted for as purchases. At the time of such acquisitions, the assets and liabilities were adjusted to a fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

ENVIRONMENTAL REMEDIATION

     The cost of environmental remediation and compliance has not been an item of material expense for the Company during any of the periods presented, other than with respect to the Osborne Landfill in Grove City, Pennsylvania. The Company's facility in Grove City disposed of wastes at the Osborne Landfill from the early 1950s until 1978. A remediation plan was developed and then accepted by the U. S. Environmental Protection Agency as the preferred remedy for the site. The construction phase of the remediation was completed during 1997 and the remaining costs relate to ground water treatment and monitoring. The Company's balance sheet at December 31, 1998 includes accruals totaling $1.4 million for environmental matters ($4.6 million at December 31, 1997). Cooper Cameron has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at three of the sites is at a de minimis level, with a fourth, as yet undesignated, expected to also be at a de minimis level. The fifth site is Osborne. Although estimated cleanup costs have not yet been totally determined, the Company believes, based on its review and other factors, that the costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined.

MARKET RISK INFORMATION

     A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker dollar with respect to these currencies. Typically, the Company is a net payer of other European currencies such as the French franc, German mark, Dutch guilder, Irish punt and

Norwegian krone as well as other currencies such as the Singapore dollar and, more recently, the Brazilian real. A weaker dollar with respect to these currencies, including the euro starting in 1999, may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

     In order to mitigate the effect of exchange rate changes, the Company will often structure sales contracts to provide for collections from customers in U.S. dollars. In certain specific instances, the Company may enter into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. During 1998, the Company was a party only to forward foreign currency exchange contracts related to certain large Canadian dollar receipts.

     The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates, particularly in regard to debt instruments with rates pegged to the London Interbank Offered Rate (LIBOR). As a result, the Company has entered into interest rate swaps and treasury lock agreements, which effectively have fixed the LIBOR or U.S. Treasury component of its borrowing cost on a total of $250 million of outstanding or to be issued indebtedness. Further details concerning these interest rate derivatives is set forth elsewhere in this discussion, as well as in Notes 10 and 14 of the Notes to Consolidated Financial Statements. At December 31, 1998, the Company had $10.9 million of Canadian dollar-denominated debt, $13.3 million of debt denominated in Brazilian reals and approximately $5.4 million denominated mostly in other European currencies. With the exception of a small portion of debt in Brazil, all foreign debt is short-term in nature.

     During 1998, the Company entered into forward purchase agreements pursuant to which third parties acquired over 3.5 million shares, or approximately $92.3 million, of Cooper Cameron stock in open market transactions during the year. Further information regarding these agreements is set forth in Note 14 of the Notes to Consolidated Financial Statements. At the present time, it is the Company's intention to purchase the shares under these agreements either on or before the expiration dates that occur during the third and fourth quarters of 2001.

     The following is a summary of the Company's outstanding financial instruments with exposure to changes in interest rates, exchange rates or market rates as of December 31, 1998:



                                                                                                                        Fair value
                                                                                                                        difference
                                                                Maturity                                                    at
(dollars in millions, except stock prices)        1999           2000       2001        2002        2003      Total      12/31/98
------------------------------------------        ----           ----       ----        ----        ----      -----      --------
INTEREST RATE SENSITIVE INSTRUMENTS:
Brazilian real variable rate indebtedness         $   13.3                                                     $  13.3      $  --
Average interest rate                                 31.6%

Other short- and long-term
variable rate indebtedness -                      $   31.7    $   10.9      $   0.8     $344.6      $  0.4     $ 388.4      $  --
Average interest rate                                  5.8%        5.8%         5.8%       5.8%       14.6%

Interest rate swaps -
Pay fixed/receive variable notional amount                    $   75.0                                                      $  (0.6)
Average fixed pay rate                                            5.62%
Average 12/31/98 receive rate (LIBOR)                             5.31%

Treasury locks - (1)
Pay fixed notional amount                         $  175.0                                                                  $ (14.9)
Average fixed pay rate                                5.83%
10-year treasury yield at 12/31/98                    4.65%

EXCHANGE RATE SENSITIVE INSTRUMENTS:

Debt denominated in foreign currencies -
Canadian dollar variable rate                     $   10.9                                                     $  10.9      $  --
Average interest rate                                  5.3%

Brazilian real variable rate                      $   13.3                                                     $  13.3      $  --
Average interest rate                                 31.6%

Other (mostly Europe) variable rate               $    2.6    $    0.8      $   0.8     $  0.8      $  0.4     $   5.4      $  --
Average interest rate                                  7.0%       14.6%        14.6%      14.6%       14.6%

                                                                                                                        Fair value
                                                                            Maturity                                    difference
                                                  ------------------------------------------------------                    at
(dollars in millions, except stock prices)        1999           2000       2001        2002        2003      Total      12/31/98
------------------------------------------        ----           ----       ----        ----        ----      -----      --------
    Forward contracts to buy/sell foreign
    currencies -
      Sell Canadian dollars                       $  7.4                                                      $  7.4      $  0.3
      Average U.S. to Canadian dollar
      contract rate                                 1.47
      12/31/98 U.S. to Canadian dollar
      exchange rate                                 1.54

      Buy Canadian dollars                        $  3.2                                                      $  3.2      $ (0.2)
      Average U.S. to Canadian dollar
      contract rate                                 1.45
      12/31/98 U.S. to Canadian dollar
      exchange rate                                 1.54

MARKET RATE SENSITIVE INSTRUMENTS:

    Forward contract to purchase Company
    stock -
      Cost of Company stock                                  $ 92.3                                                       $ (6.2)
      Average price paid                                     $26.26
      12/31/98 market price of Company stock                 $24.50

(1) See the Liquidity and Capital Resources section of this discussion regarding the Company's intentions with respect to the treasury locks.

YEAR 2000

     The Company has in place a program, dating back to 1997, which is designed to address the ability of the Company's worldwide internal business, financial, engineering, manufacturing, facility and other systems (including date-sensitive equipment as well as computer hardware and software) to handle transactions beyond 1999. Where necessary, such systems will be modified or replaced in an attempt to ensure that they are "Year 2000 compliant".

     The process of identifying the Company's date-sensitive systems has largely been completed and testing and remediation work is now under way. The Company currently estimates that the overall project is approximately 85% complete and that the vast majority of the remaining testing and remediation will be completed by the middle of 1999. Estimated costs, of which approximately one-half had been spent through December 31, 1998, are expected to total approximately $2.2 million, excluding internal personnel costs. This includes new capital assets that are required because of Year 2000 issues. All non-capital costs are being expensed as incurred.

     A second phase of the Company's Year 2000 program involves the products that the Company produces and sells. Although the nature of the Company's products does not involve a significant number of date-sensitive components, the Company believes that all products currently being sold will perform properly beyond the year 1999. The Company is currently working with customers on an individual basis to help them ensure that products purchased prior to 1998 will also perform properly beyond 1999.

     The third phase of the Company's Year 2000 program involves third-party vendors and suppliers who provide materials and components utilized in the products which the Company sells, as well as those such as banks, utilities, insurance companies, etc. who provide services the Company directly or indirectly relies on. The Company has contacted each of its key third party vendors and suppliers and will continue to monitor the progress of their Year 2000 programs. On a worst-case basis, it may become necessary to develop alternative suppliers and contingency plans to deal with those third party vendors and suppliers who will not be Year 2000 compliant in a timely manner.

     The Company's Year 2000 program is being reviewed and monitored on a proactive basis by the Company's senior management as well as the Board of Directors. Due to the complexity of the problem and the necessary reliance on parties and factors which may be outside the control of or currently unknown to the Company, complete Year 2000 compliance cannot be guaranteed. However, based on information currently available, the Company believes it will achieve a level of compliance such that any unforeseen problems will not have a material adverse effect on the Company's results of operations, liquidity or financial condition.

EURO CURRENCY

     Effective January 1, 1999, eleven participating European Union member countries introduced a new common currency (the euro) and, at that time, established a fixed conversion rate between their legacy currencies and the euro. The legal currency of each country will continue to be used as legal tender along with the euro through June 30, 2002. Thereafter, the legacy currencies will be cancelled and the euro will be used for all financial transactions in the participating countries. During this three and one-half year dual-currency environment, special rules apply for converting among legacy currencies. The Company does not anticipate any material adverse consequences to its operations or its financial results from participating in euro currency-denominated transactions.

OTHER

     In addition to the historical data contained herein, this Annual Report, including the information set forth above in the Company's Management's Discussion and Analysis, includes forward-looking statements regarding the future revenues and profitability of the Company as well as an estimate of future levels of capital spending made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for the Company's products; changes in the price of (and demand for) oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices directly affect customer's spending levels and their related purchases of the Company's products and services; as a result, changes in price expectations may impact the Company's financial results due to changes in cost structure, staffing or spending levels.

     Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COOPER CAMERON CORPORATION

     We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 1998 and 1997 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                               /s/ ERNST & YOUNG LLP


Houston, Texas
January 28, 1999

CONSOLIDATED RESULTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------------
                                                                     1998              1997            1996
                                                                  ----------        ----------      ----------
Revenues                                                          $1,882,111        $1,806,109      $1,388,187
                                                                  ----------        ----------     ----------
Costs and expenses:
    Cost of sales (exclusive of depreciation
    and amortization)                                              1,329,522         1,296,947      1,010,558

    Depreciation and amortization                                     72,474            65,862         62,480
    Selling and administrative expenses                              229,710           215,331        194,983
    Interest expense                                                  32,721            28,591         20,878
    Nonrecurring/unusual charges                                      21,956            --              7,274
                                                                  ----------        ----------     ----------
                                                                   1,686,383         1,606,731      1,296,173

Income before income taxes                                           195,728           199,378         92,014
Income tax provision                                                 (59,572)          (58,796)       (27,830)
                                                                  ----------        ----------     ----------
Net income                                                        $  136,156        $  140,582     $   64,184
                                                                  ==========        ==========     ==========
Earnings per share:
    Basic                                                         $     2.58        $     2.70     $     1.27
    Diluted                                                       $     2.48        $     2.53     $     1.21
                                                                  ==========        ==========     ==========


The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)


                                                                           DECEMBER 31,
                                                                 ------------------------------
                                                                     1998              1997
                                                                 ------------        ----------
ASSETS
Cash and cash equivalents                                        $     21,296        $   11,599
Receivables, net                                                      366,396           428,630
Inventories, net                                                      548,053           495,539
Other                                                                  30,515            25,021
                                                                 ------------        ----------
    Total current assets                                              966,260           960,789
                                                                 ------------        ----------

Plant and equipment, at cost less accumulated
  depreciation                                                        490,579           395,545
Intangibles, less accumulated amortization                            293,461           240,420
Other assets                                                           73,303            46,476
                                                                 ------------        ----------
      Total assets                                               $  1,823,603        $1,643,230
                                                                 ============        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt                             $     49,599        $   48,131
Accounts payable and accrued liabilities                              453,664           470,927
Accrued income taxes                                                   26,579             9,737
                                                                 ------------        ----------
    Total current liabilities                                         529,842           528,795

Long-term debt                                                        364,363           328,824
Postretirement benefits other than pensions                            73,884            85,465
Deferred income taxes                                                  51,148            34,965
Other long-term liabilities                                            24,081            23,130
                                                                 ------------        ----------
    Total liabilities                                               1,043,318         1,001,179
                                                                 ------------        ----------

Stockholders' equity:
  Common stock, par value $.01 per share, 150,000,000
    shares authorized, 53,259,620 shares issued
    (53,235,292, at December 31, 1997)                                   533                532
  Preferred stock, par value $.01 per share, 10,000,000
    shares authorized, no shares issued or outstanding                    --                 --
  Capital in excess of par value                                     883,626            922,975
  Accumulated other elements of comprehensive income                  17,455              7,799
  Retained deficit (including $441,000 charge on
    June 30, 1995 related to goodwill impairment)                   (121,329)          (257,485)
  Less:  Treasury stock - 477,149 shares at cost                          --            (31,770)
                                                                 ------------        ----------
    Total stockholders' equity                                       780,285            642,051
                                                                 ------------        ----------
      Total liabilities and stockholders' equity                 $ 1,823,603         $1,643,230
                                                                 ===========         ==========


The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS
(DOLLARS IN THOUSANDS)



                                                                            YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------------
                                                                     1998              1997            1996
                                                                  ----------        ----------      ----------
Cash flows from operating activities:
    Net income                                                    $  136,156        $  140,582      $   64,184
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                  54,735            50,234          48,129
        Amortization                                                  17,739            15,628          14,351
    Deferred income taxes                                              6,037            15,077          17,449
    Changes in assets and liabilities, net of
      translation and effects of acquisitions:
        Receivables                                                   79,574           (77,216)       (131,423)
        Inventories                                                  (23,517)         (100,485)        (45,458)
        Accounts payable and accrued liabilities                     (42,147)           89,013          62,347
        Other assets and liabilities, net                              7,031           (17,127)        (16,365)
                                                                  ----------        ----------      ----------
    Net cash provided by operating activities                        235,608           115,706          13,214
                                                                  ----------        ----------      ----------

Cash flows from investing activities:
    Capital expenditures and proceeds from sales
      of plant and equipment, net                                   (108,077)          (67,396)        (34,459)
    Acquisitions                                                     (99,353)           (6,278)       (113,942)
                                                                  ----------        ----------      ----------
    Net cash used for investing activities                          (207,430)          (73,674)       (148,401)
                                                                  ----------        ----------      ----------

Cash flows from financing activities:
    Long-term borrowings                                                  --                --         100,000
    Loan borrowings (repayments), net                                 15,743           (26,712)         30,107
    Activity under stock option plans and other                        3,432            21,131           5,989
    Purchase of treasury stock                                       (36,050)          (33,723)         (1,240)
                                                                  ----------        ----------      ----------
    Net cash provided by (used for) financing activities             (16,875)          (39,304)        134,856
                                                                  ----------        ----------      ----------

Effect of translation on cash                                         (1,606)             (186)         (2,686)
                                                                  ----------        ----------      ----------

Increase (decrease) in cash and cash equivalents                       9,697             2,542          (3,017)
                                                                  ----------        ----------      ----------
Cash and cash equivalents, beginning of year                          11,599             9,057          12,074
                                                                  ----------        ----------      ----------
Cash and cash equivalents, end of year                            $   21,296        $   11,599      $    9,057
                                                                  ==========        ==========      ==========

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                                                       ACCUMULATED
                                                                                         OTHER
                                                          CAPITAL IN                    ELEMENTS OF
                                                COMMON     EXCESS OF  COMPREHENSIVE    COMPREHENSIVE    RETAINED    TREASURY
                                                STOCK      PAR VALUE     INCOME            INCOME       DEFICIT      STOCK
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995                     $  251     $859,671                       $  25,917    $(462,251)   $    --
Net income                                                              $  64,184                         64,184
                                                                        ---------
  Other comprehensive income:
    Foreign currency translation                                           11,757
    Minimum pension liability, net of
    $1,832 in taxes                                                         2,958
                                                                        ---------
    Total other comprehensive income                                       14,715            14,715
                                                                        ---------
    Comprehensive income                                                $  78,899
                                                                        =========
Purchase of treasury stock
                                                                                                                     (1,240)
Common stock issued under stock option
    and other employee benefit plans                 5       12,397                                                    614
Tax benefit of employee stock benefit
    plan transactions                                         1,865
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                        256      873,933                          40,632     (398,067)      (626)
Net income                                                              $ 140,582                        140,582
                                                                        ---------
  Other comprehensive income (loss):
    Foreign currency translation                                          (35,182)
    Minimum pension liability, net of
    $1,455 in taxes                                                         2,349
                                                                        ---------
    Total other comprehensive income (loss)                               (32,833)          (32,833)
                                                                        ---------
    Comprehensive income                                                $ 107,749
                                                                        =========
Purchase of treasury stock
                                                                                                                    (33,723)
Common stock issued under stock option
    and other employee benefit plans                16       26,935                                                   2,579
Tax benefit of employee stock benefit
    plan transactions                                        22,367
Effect of stock split on equity balances           260         (260)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                        532      922,975                           7,799     (257,485)   (31,770)
Net income                                                              $ 136,156                        136,156
                                                                        ---------
  Other comprehensive income:
    Foreign currency translation                                            9,736
    Minimum pension liability, net of
    $49 in taxes                                                              (80)
                                                                        ---------
    Total other comprehensive income                                        9,656             9,656
                                                                        ---------
    Comprehensive income                                                $ 145,812
                                                                        =========
Purchase of treasury stock
                                                                                                                    (36,050)
Common stock issued under stock option
    and other employee benefit plans                 1      (53,305)                                                 67,820
Tax benefit of employee stock benefit
    plan transactions                                        15,223
Cost of forward stock purchase agreements                    (1,267)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                     $  533    $ 883,626                       $  17,455    $(121,329)   $    --


The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF MAJOR ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments of 50% or less in affiliated companies are accounted for using the equity method.

     ESTIMATES IN FINANCIAL STATEMENTS -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     REVENUE RECOGNITION -- Revenue is recognized at the time of shipment or the performance of services except in the case of certain larger, long lead time orders at Cooper Energy Services which are accounted for using the percentage of completion method. Under this method, revenue is recognized as work progresses in the ratio that costs incurred bear to estimated total costs. The aggregate of costs incurred reduces net inventories while the revenue recognized is shown as a receivable. Expected losses on contracts in progress are charged to operations currently.

     INVENTORIES -- Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 70% of inventories in 1998 and 67% in 1997 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States, are carried on the first-in, first-out (FIFO) method.

     PLANT AND EQUIPMENT -- Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital lease, over the related lease term, if less, using primarily the straight-line method. This method is applied to group asset accounts which in general have the following lives: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and tooling, dies, patterns and all other - 5 to 10 years.

     INTANGIBLES -- Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from respective acquisition dates. The carrying value of the Company's goodwill is reviewed by division at least annually or whenever there are indications that the goodwill may be impaired.

     INCOME TAXES -- Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

     ENVIRONMENTAL REMEDIATION AND COMPLIANCE -- Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value. Environmental costs that are capitalized are depreciated generally utilizing a 15-year life.

     PRODUCT WARRANTY -- Estimated warranty expense is accrued either at the time of sale or, in most cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

     STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN -- Options to purchase Common stock are granted to certain executive officers and key management personnel at 100% of the market value of the Company's stock at the date of grant. As permitted, the Company follows Accounting Principles Board Opinion No. 25 and, as a result, no compensation expense is recognized under its stock option plans or the Employee Stock Purchase Plan.

     DERIVATIVE FINANCIAL INSTRUMENTS -- The Company has interest rate swap agreements that modify the interest characteristics of its outstanding debt. Interest rate differentials to be paid or received as a result of interest rate swap agreements are recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on early terminations of these agreements would be deferred and amortized as an adjustment to interest expense over the remaining term of the original life of the swap agreement. The fair value of swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the financial statements. Additionally, treasury locks, or forward rate agreements, are being utilized to hedge the interest rate on prospective long-term debt issuances. Unrealized gains or losses related to these agreements are deferred pending issuance of the long-term debt. Once the long-term debt has been issued, the realized gain or loss will be amortized over the life of the debt.

     The Company also has foreign currency forward contracts to hedge its cash flow exposure on significant transactions denominated in currencies other than the U.S. dollar. These contracts are entered into for periods consistent with the terms of the underlying transactions. The Company does not engage in speculation. Unrealized gains and losses on foreign currency forward contracts are deferred and recognized as an adjustment to the basis of the underlying transaction at the time the foreign currency transaction is completed.

     CASH EQUIVALENTS -- For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

     NEW ACCOUNTING PRONOUNCEMENTS -- Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS)No. 130 (Reporting Comprehensive Income). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this new Standard had no impact on the Company's consolidated results of operations or total stockholders' equity. Accumulated foreign currency translation adjustments and adjustments to recognize minimum pension liabilities, which prior to adoption were reported separately in stockholders' equity, are now included in a caption entitled "Accumulated other elements of comprehensive income" on the Company's Consolidated Balance Sheets. Prior year financial statements have been restated to conform to the requirements of SFAS
130. Additional information regarding comprehensive income may be found in the Statement of Consolidated Changes in Stockholders' Equity and in Note 17 of the Notes to Consolidated Financial Statements.

     Effective December 31, 1998, the Company adopted SFAS No. 131 (Disclosures About Segments of an Enterprise and Related Information). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial statements. Although not affecting the Company's consolidated results of operations or financial position, the adoption of this new standard did result in the Company changing its previous segment disclosures from two segments as reported in prior years to four segments beginning in 1998. These four segments are Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor
(CTC) (see Note 13 of the Notes to Consolidated Financial Statements for further information).

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities). This new standard, which is not required to be adopted by the Company until January 1, 2000, will change current accounting rules relating to derivatives and hedging activities. Although the Company's only derivative and hedging activities currently relate to interest rate swap agreements, including treasury locks, a forward stock purchase agreement and certain foreign currency hedges related to specific transactions, the impact of the new standard on the Company cannot be fully determined until it is adopted.

NOTE 2: NONRECURRING/UNUSUAL CHARGES

     During the third and fourth quarters of 1998, the Company recorded $21,956,000 of nonrecurring/unusual charges covering severance, idle facility and other costs mainly associated with the first phase of various cost reduction initiatives in each of the Company's four segments. The cash flow effect of these charges during the year was approximately $10,406,000, primarily for employee severance. The majority of the remaining spending should occur during 1999, although certain idle facility costs are anticipated to extend beyond 1999.

     CCV recorded charges of $7,796,000 related to the shutdown of the division's manufacturing facility in Missouri City, Texas, personnel reductions in Beziers, France and certain one-time costs associated with the acquisition of Orbit Valve International, Inc. (see Note 3 of the Notes to Consolidated Financial Statements). Production from the Missouri City facility, which has declined over the last several years, has been transferred to a facility in Oklahoma City, Oklahoma.

     Cameron and CTC recorded combined charges of $6,350,000 associated with the termination of specific employees in connection with the current decline in market activity being experienced by these segments of the business.

     Finally, approximately $7,810,000 of costs were recorded by CES, primarily for severance and related relocation costs for salaried personnel in the division's Mount Vernon, Ohio and Grove City, Pennsylvania facilities.

     CES also incurred charges related to cost rationalization during 1997, but the size and nature of these charges was such that recognition of them as "nonrecurring/unusual charges" was not considered to be appropriate.

     With regard to the year ended December 31, 1996, CES recorded restructuring charges totaling $4,169,000 covering severance, relocation and other costs associated with changes both at the division's manufacturing facility in Grove City, Pennsylvania and the division's headquarters in Mount Vernon, Ohio. Additionally, Cameron incurred approximately $3,105,000 of certain one-time costs of integrating newly acquired operations with its existing operations.

NOTE 3: ACQUISITIONS

     Effective April 2, 1998, the Company acquired Orbit Valve International, Inc. for approximately $104,000,000 in cash and assumed indebtedness. Orbit, which has been integrated into CCV, is based in Little Rock, Arkansas and manufactures and sells high-performance valves for the oil and gas and petrochemical industries. Since its inclusion in April 1998, Orbit generated revenues of approximately $71,000,000. Additionally, during July 1998, the Company acquired certain assets and assumed certain liabilities of Brisco Engineering Ltd., a U.K. company, for approximately $12,400,000 in cash and debt. The acquired operations, which participate in the repair and aftermarket parts business for control systems, have been consolidated into the Cameron organization. On a preliminary basis, the two purchase acquisitions resulted in additional goodwill of approximately $57,000,000. Three other small product line acquisitions were also made during 1998 to supplement the Company's aftermarket operations. The results of operations from all acquisitions have been included with the Company's results for the year ended December 31, 1998 from the respective acquisition dates forward.

     During the year ended December 31, 1997, the Company made three small product line acquisitions totaling $6,278,000, all of which pertain to Cameron and have been accounted for under the purchase method of accounting. Additional goodwill added as a result of these acquisitions was approximately $1,600,000.

     On June 14, 1996, the Company purchased the assets of Ingram Cactus Company for approximately $100,511,000 in cash, including acquisition costs, and the assumption of certain operating liabilities. The acquired operations, which have been integrated into Cameron, manufacture and sell wellheads, surface systems, valves and actuators used primarily in onshore oil and gas production operations. Goodwill of approximately $26,196,000 was recorded in connection with this acquisition. Additionally, during October 1996, the Company made two acquisitions for a combined cost of approximately $13,431,000. Both acquisitions were accounted for under the purchase method and resulted in additional goodwill of $8,763,000.

NOTE 4: RECEIVABLES

                                                                           DECEMBER 31,
                                                                   --------------------------
                                                                     1998              1997
                                                                   --------          --------
(dollars in thousands)
Trade receivables                                                  $336,854          $387,817
Receivables under the percentage of completion method
    ($4,626 and $8,614 billed at December 31, 1998
    and 1997, respectively)                                          19,457            43,219
Other receivables                                                    14,152            11,240
Allowance for doubtful accounts                                      (4,067)          (13,646)
                                                                   --------          --------
                                                                   $366,396          $428,630
                                                                   ========          ========

     Trade receivables include $10,561,000 and $39,015,000 at December 31, 1998 and 1997, respectively, of amounts which have not as yet been billed because of contractual provisions providing for a delay in the billing until various post-delivery conditions have been met. All of these amounts should be billed and collected in less than one year.

NOTE 5: INVENTORIES

                                                                           DECEMBER 31,
                                                                   --------------------------
                                                                     1998              1997
                                                                   --------          --------
(dollars in thousands)

Raw materials                                                      $ 60,265         $ 60,258
Work-in-process                                                     205,870          203,336
Finished goods, including parts and subassemblies                   364,954          327,280
Other                                                                 3,491            3,064
                                                                   --------         --------
                                                                    634,580          593,938
Excess of current standard costs over LIFO costs                    (79,076)         (85,969)
Allowance for obsolete and slow-moving inventory                     (7,451)         (12,430)
                                                                   --------         --------
                                                                   $548,053         $495,539
                                                                   ========         ========

NOTE 6: PLANT AND EQUIPMENT AND INTANGIBLES

                                               DECEMBER 31,
                                      ----------------------------
(dollars in thousands)                    1998            1997
                                      ------------    ------------
Plant and equipment:
    Land and land improvements        $     35,290    $     31,748
    Buildings                              197,278         172,593
    Machinery and equipment                467,837         393,204
    Tooling, dies, patterns, etc            64,480          44,825
    Assets under capital leases             21,292          14,984
    All other                              123,091         122,684
    Construction in progress                29,573          11,254
                                      ------------    ------------
                                           938,841         791,292
    Accumulated depreciation              (448,262)       (395,747)
                                      ------------    ------------
                                      $    490,579    $    395,545
                                      ============    ============

Intangibles:
    Goodwill                          $    455,662    $    388,983
    Assets related to pension plans            434             498
    Other                                   62,938          56,314
                                      ------------    ------------
                                           519,034         445,795
    Accumulated amortization              (225,573)       (205,375)
                                      ------------    ------------
                                      $    293,461    $    240,420
                                      ============    ============



NOTE 7:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                                DECEMBER 31,
                                                                     ------------------------------
(dollars in thousands)                                                   1998             1997(1)
                                                                     ------------      ------------
Trade accounts and accruals                                          $    290,310      $    307,863
Salaries, wages and related fringe benefits                                48,054            52,588
Product warranty, late delivery, and similar costs                         37,518            39,260
Deferred income taxes                                                      26,414            30,601
Nonrecurring/unusual charges                                               10,345                --
Other (individual items less than 5% of total current liabilities)         41,023            40,615
                                                                     ------------      ------------
                                                                     $    453,664      $    470,927
                                                                     ============      ============

(1) Restated for consistency with 1998 presentation.


NOTE 8:  EMPLOYEE BENEFIT PLANS

                                                                                                     POSTRETIREMENT
                                                            PENSION BENEFITS                            BENEFITS
(dollars in thousands)                      1998                1997(1)        1996(1)        1998        1997        1996
                                           --------            --------       --------       --------    --------    --------
Service cost                               $  9,287            $  7,835       $  8,462       $    189    $    225    $    200
Interest cost                                17,929              17,838         16,613          3,254       3,442       4,000
Expected return on plan assets              (28,425)            (27,649)       (25,195)
Amortization of prior service cost             (404)               (419)           (91)          (700)       (700)       (600)
Amortization of (gains) losses and other     (4,320)             (1,526)         2,459         (9,700)    (10,100)     (5,900)
                                           --------            --------       --------       --------    --------    --------
    Net benefit (income) expense           $ (5,933)           $ (3,921)      $  2,248       $ (6,957)   $ (7,133)   $ (2,300)
                                           ========            ========       ========       ========    ========    ========

                                                                               POSTRETIREMENT
                                                   PENSION BENEFITS               BENEFITS
(dollars in thousands)                             1998         1997         1998         1997
                                                 ---------    ---------    ---------    ---------
Change in benefit obligation:
    Benefit obligation at beginning of year      $ 261,921    $ 239,110    $  49,421    $  49,314
    Service cost                                     9,287        7,835          189          225
    Interest cost                                   17,929       17,838        3,254        3,442
    Plan participants' contributions                 1,057        1,126           --           --
    Change in discount rate                         11,239        7,747           --           --
    Actuarial (gains) losses                        17,641        4,326        3,058        1,074
    Exchange rate changes                             (406)      (1,697)          --           --
    Benefits paid directly or from plan assets     (29,121)     (14,364)      (4,624)      (4,634)
                                                 ---------    ---------    ---------    ---------
Benefit obligation at end of year                $ 289,547    $ 261,921    $  51,298    $  49,421
                                                 =========    =========    =========    =========



                                                                                   POSTRETIREMENT
                                                       PENSION BENEFITS               BENEFITS
(dollars in thousands)                                 1998         1997(1)      1998         1997
                                                     ---------    ---------    ---------    ---------
Change in plan assets:
    Fair value of plan assets at beginning of year   $ 313,061    $ 284,636    $      --    $      --
    Actual return on plan assets                        56,322       40,939           --           --
    Company contributions                                1,224        2,193        4,624        4,634
    Plan participants' contributions                     1,057        1,126           --           --
    Exchange rate changes                                 (815)      (2,060)          --           --
    Benefits paid from plan assets                     (28,719)     (13,773)      (4,624)      (4,634)
                                                     ---------    ---------    ---------    ---------
Fair value of plan assets at end of year             $ 342,130    $ 313,061    $      --    $      --
                                                     =========    =========    =========    =========



                                                                                       POSTRETIREMENT
                                                           PENSION BENEFITS              BENEFITS
(DOLLARS IN THOUSANDS)                                     1998       1997(1)         1998        1997
                                                         --------    --------       --------    --------
Plan assets in excess of (less than) benefit
    obligations at end of year                           $ 52,583    $ 51,140       $(51,298)   $(49,421)
Unrecognized net (gain) loss                               (9,781)    (14,650)       (21,486)    (34,244)
Unrecognized prior service cost                            (4,344)     (4,746)        (1,100)     (1,800)
Unrecognized net transition (asset)                          (224)       (715)            --          --
                                                         --------    --------       --------    --------
Prepaid (accrued) pension cost                             38,234      31,029        (73,884)    (85,465)

Underfunded plan adjustments recognized:
    Accrued minimum liability                              (1,038)       (973)            --          --
    Intangible asset                                          434         498             --          --
    Accumulated other comprehensive income, net of tax        373         293             --          --
                                                         --------    --------       --------    --------
Net assets (liabilities) recognized on balance
    sheet at end of year                                 $ 38,003    $ 30,847       $(73,884)   $(85,465)
                                                         ========    ========       ========    ========


(1) Restated for consistency with 1998 presentation.

                                                                              POSTRETIREMENT
                                                    PENSION BENEFITS              BENEFITS
                                                   1998          1997           1998       1997
                                                  -------       -------    -----------    -------
Weighted average assumptions as of December 31:

DOMESTIC PLANS:
    Discount rate                                    6.5%          7.75%       6.19%         7.03%
    Expected return on plan assets                   9.25%         9.25%
    Rate of compensation increase                    4.5%           4.5%
    Health care cost trend rate                                                7.5%             7%

INTERNATIONAL PLANS:
    Discount rate                             5.5 - 6.25%    6.5 - 8.25%
    Expected return on plan assets                 6 - 9%      6.5 - 10%
    Rate of compensation increase                3.5 - 5%         4 - 6%


         The health care cost trend is assumed to decrease gradually from 7.5% to 5% for 2004 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                              1 - PERCENTAGE   1 - PERCENTAGE
(DOLLARS IN THOUSANDS)                        POINT INCREASE   POINT DECREASE
                                              --------------   --------------
Effect on total of service and interest
    cost components in 1998                   $          293   $         (258)

Effect on postretirement benefit obligation
    as of December 31, 1998                   $        4,392   $       (3,860)

         Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets are as follows:

(DOLLARS IN THOUSANDS)
                                             1998            1997
                                         ------------    ------------
Projected benefit obligation             $     (9,237)   $     (8,666)
Accumulated benefit obligation           $     (8,149)   $     (7,672)
Fair value of plan assets                $      2,810    $      3,109

         The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries and several unfunded defined benefit arrangements for various other employee groups. During 1997, four funded defined benefit pension plans covering various hourly collective bargaining employees were merged into the Retirement Plan.

         Aggregate pension expense amounted to $5,121,000 in 1998, $7,002,000 in 1997 and $12,167,000 in 1996. The Company's (income) expense with respect to the defined benefit pension plans is set forth in the table above. Expense with respect to various defined contribution plans for the years ended December 31, 1998, 1997 and 1996 amounted to $11,054,000, $10,923,000 and $9,919,000, respectively. Gains and losses on curtailments and settlements were not material in any of the last three years. The assets of the domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed income securities.

         In addition, the Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. The Company's expense under this plan equals the matching contribution under the Plan's formula. Expense for the years ended December 31, 1998, 1997 and 1996 amounted to $8,432,000, $7,683,000 and $6,393,000, respectively. For 1997, the
Company issued or sold 92,218 shares of Common stock to the Trustee of the Retirement Savings Plan to meet a portion of its matching and other obligations under the plan.

         The Company's salaried employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions, among other benefits for active employees. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement at that date, and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits, while active salaried employees do not have postretirement health care benefits.

         The hourly employees have separate plans with varying benefit formulas, but currently active employees, except for certain employees similar to those described above, will not receive health care benefits after retirement.

         All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

NOTE 9:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

                                                        NUMBER OF SHARES
                                                    --------------------------
                                                    LONG-TERM     NON-EMPLOYEE     WEIGHTED
                                                    INCENTIVE       DIRECTOR        AVERAGE
                                                      PLAN            PLAN       EXERCISE PRICES
                                                  ------------    ------------   ---------------
Stock options outstanding at December 31, 1995       3,094,326         104,842    $       8.47

Options granted                                      2,105,292         146,000    $     25.635
Options cancelled                                      (70,040)             --    $      8.329
Options exercised                                     (209,148)         (4,000)   $       8.42
                                                    ----------        --------    ------------
Stock options outstanding at December 31, 1996       4,920,430         246,842    $     15.955

Options granted                                      2,865,982         144,000    $      34.98
Options cancelled                                     (146,795)             --    $      11.70
Options exercised                                   (1,592,970)       (147,250)   $      12.84
                                                    ----------        --------    ------------
Stock options outstanding at December 31, 1997       6,046,647         243,592    $      26.02

Options granted                                      2,485,019          96,540    $      35.32
Options cancelled                                     (154,352)             --    $      33.00
Options exercised                                   (1,324,498)        (21,592)   $      16.65
                                                    ----------        --------    ------------
Stock options outstanding at December 31, 1998(1)    7,052,816         318,540    $      30.84
                                                    ==========        ========    ============
Stock options exercisable at December 31, 1998(1)    2,002,409         222,000    $      26.56
                                                    ==========        ========    ============

(1)  Exercise prices range from $8.329 to $70.625 per share.

         Options are granted to key employees under the Long-term Incentive Plan and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year or in annual increments of one-sixth, one-third, one-third and one-sixth. In 1998, options that will fully vest at the end of 1999 were also granted to a limited number of employees. These options all expire ten years after the date of grant. Certain key executives also elected to receive options in lieu of salary for periods that extend through December 31, 1999. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period.

         Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually. In addition, directors are permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. All directors elected to receive all of their retainer in stock options for 1998, 1997 and 1996. In addition, during 1998, all directors elected to receive their entire retainer in stock options for the year 1999. The shares granted during 1998 in lieu of the retainer amounted to 34,800 for the period through December 31, 1998 and 25,740 for the year 1999. The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. The options generally expire five years and one day after the date of grant and become exercisable one year following the date of grant. In the case of options granted in lieu of retainer, the options become exercisable one year following the beginning of the retainer period and expire five years and one day following the beginning of the retainer period.

         As of December 31, 1998, shares reserved for future grants under the Long-term Incentive and Non-employee Director Stock Option Plans were 1,809,325 and 18,618, respectively. The weighted average remaining contractual life of all options at December 31, 1998 is approximately 7.15 years.

         Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income and earnings per share as if the Company had accounted for the stock option grants and the Employee Stock Purchase Plan
(ESPP) using the fair value method described in that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 5.9% and 5.9%, dividend yields of zero, 0.8% and 1%; volatility factors of the expected market price of the Company's Common stock of .482, .349 and .302; and a weighted-average expected life of the options of 4.0, 3.5 and 2.2 years. These assumptions resulted in a weighted average grant date fair value for options and the ESPP of $15.18 and $10.11, respectively for 1998, $10.83 and $14.49, respectively for 1997, and $5.51 and $5.46, respectively for 1996. For purposes of the pro forma disclosures, the estimated fair value is amortized to expense over the vesting period. Reflecting the amortization of this hypothetical expense for 1998, 1997 and 1996 results in pro forma net income and diluted earnings per share of $118,562,000 and $2.11, respectively, for 1998, $128,875,000 and $2.32, respectively, for 1997, and $59,147,000 and $1.12, respectively, for 1996.


EMPLOYEE STOCK PURCHASE PLAN

         Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time domestic, U.K., Ireland, Singapore and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 1998/1999 plan, nearly 2,700 employees have elected to purchase approximately 271,000 shares of the Company's Common stock at $30.23 per share, or 85% of the market price of the Company's Common stock on July 31, 1999, if lower. A total of 144,202 shares were purchased at $30.23 per share on July 31, 1998 under the 1997/1998 plan.



NOTE 10:  LONG-TERM DEBT

                                               DECEMBER 31,
                                          ----------------------
(DOLLARS IN THOUSANDS)
                                            1998         1997
                                          ---------    ---------
Floating-rate revolving credit advances   $ 350,939    $ 322,559
Other long-term debt                         50,756       43,418
Obligations under capital leases             12,267       10,978
                                          ---------    ---------
                                            413,962      376,955
Current maturities                          (49,599)     (48,131)
                                          ---------    ---------
Long-term portion                         $ 364,363    $ 328,824
                                          =========    =========

         The Company is party to a long-term credit agreement (the Credit Agreement) with various banks which provides for an aggregate unsecured borrowing capacity of $475,000,000 of floating-rate revolving credit advances maturing March 31, 2002. The Company is required to pay a facility fee on the committed amount under the Credit Agreement, which at December 31, 1998 equalled
 .075% annually.

         During the third quarter of 1998, the Company also entered into agreements with five banks providing for additional committed credit facilities totaling $155,000,000. The agreements allow the Company to borrow funds on an unsecured basis at floating or negotiated fixed rates of interest. The agreements expire at various dates during the third quarter of 1999 and provide for the payment of facility fees at varying rates based on the amount of each credit facility.

         In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries.

         At December 31, 1998, the weighted average interest rate on the revolving credit advances was 5.72% (6.24% at December 31, 1997). Excluding approximately $13,276,000 of dollar equivalent local currency indebtedness in Brazil at a notional rate (before currency effects) of 31.6% annually, the average interest rate on the remaining debt was 6.60% at December 31, 1998 (5.9% at December 31, 1997).

        Future maturities of the floating-rate revolving credit advances and other long-term debt are $45,000,000, $10,852,000, $821,000, $344,611,000 and
$411,000 for the years 1999, 2000, 2001, 2002 and 2003, respectively.

         As described further in Note 14, the Company has entered into interest rate swaps with a notional value of $75,000,000, resulting in an effective fixed rate of 5.62% on that portion of the Company's outstanding debt for the period from January 1, 1999 until the expiration of all outstanding agreements on June 30, 2000.

         The Company is also a party to various treasury locks, or forward rate agreements, which have the effect of locking in a weighted average interest rate of 5.83% on the "Treasury component" of a $175,000,000 prospective debt issuance through March 15, 1999. (See Note 14 of the Notes to Consolidated Financial Statements for further information).

         At December 31, 1998, the Company had $279,061,000 of committed borrowing capacity available plus additional uncommitted amounts available under various other borrowing arrangements.

         Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios including a debt-to-capitalization ratio of not more than 50%, except in certain instances involving acquisitions, and a coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) less capital expenditures equal to at least 2.5 times interest expense. The

Credit Agreement also specifies certain limitations regarding additional indebtedness outside the Credit Agreement and the amounts invested in the Company's foreign subsidiaries. The Company has been, throughout all periods reported, and was, at December 31, 1998, in compliance with all loan covenants.


         For the years 1998, 1997 and 1996, total interest expense was $32,721,000, $28,591,000 and $20,878,000, respectively. Interest paid by the
Company in 1998, after considering $2,187,000 of interest capitalized during the year, and in 1997 and 1996 is not materially different than the amounts expensed.

        At December 31, 1998, the Company had two long-term leases extending out 13 and 18 years (inclusive of renewal options) and involving annual rentals of approximately $4,240,000. The Company also leases certain facilities, office space, vehicles, and office, data processing and other equipment under capital and operating leases. The obligations with respect to these leases are generally for five years or less and are not considered to be material individually or in the aggregate.

NOTE 11:  INCOME TAXES

                                                                                YEARS ENDED DECEMBER 31,
                                                                    ----------------------------------------------
(dollars in thousands)                                                  1998             1997             1996
                                                                    ------------     ------------     ------------
Income before income taxes:
    U.S. operations                                                 $     58,976     $     97,024     $     53,267
    Foreign operations                                                   136,752          102,354           38,747
                                                                    ------------     ------------     ------------
    Income before income taxes                                      $    195,728     $    199,378     $     92,014
                                                                    ============     ============     ============
Income taxes:
    Current:
    U.S. federal                                                    $     14,973     $     23,914     $      2,084
    U.S. state and local and franchise                                     3,934            3,905            2,054
    Foreign                                                               34,628           15,900            6,243
                                                                    ------------     ------------     ------------
                                                                          53,535           43,719           10,381
                                                                    ------------     ------------     ------------
    Deferred:
    U.S. federal                                                             126            9,558           13,697
    U.S. state and local                                                      19            1,567            1,519
    Foreign                                                                5,892            3,952            2,233
                                                                    ------------     ------------     ------------
                                                                           6,037           15,077           17,449
                                                                    ------------     ------------     ------------
Income tax provision                                                $     59,572     $     58,796     $     27,830
                                                                    ============     ============     ============
Items giving rise to deferred income taxes:
    Reserves and accruals                                           $        812     $     (4,266)    $      7,813
    Inventory allowances, full absorption and LIFO                         3,906           15,196            1,913
    Percentage of completion income (recognized) not
    recognized for tax                                                    (2,877)            (808)           5,703
    Prepaid medical and dental expenses                                       35           (4,511)           3,158
    Postretirement benefits other than pensions                            4,429            4,501            2,352
    U.S. tax deductions in excess of amounts currently deductible         (5,927)          (1,694)          (8,123)
    Other                                                                  5,659            6,659            4,633
                                                                    ------------     ------------     ------------
    Deferred income taxes                                           $      6,037     $     15,077     $     17,449
                                                                    ============     ============     ============

The differences between the provision for income
  taxes and income taxes using the U.S. federal
  income tax rate were as follows:
    U.S. federal statutory rate                                            35.00%           35.00%           35.00%
    Nondeductible goodwill                                                  1.52             1.43             2.85
    State and local income taxes                                            0.93             1.69             0.76
    Tax exempt income                                                      (1.43)           (0.88)           (1.90)
    Foreign statutory rate differential                                    (2.30)           (1.14)           (0.82)
    Change in valuation of prior year tax assets                           (3.57)           (7.10)           (8.90)
    Losses not receiving a tax benefit                                      0.91             0.59             2.36
    All other                                                              (0.62)           (0.10)            0.90
    Total                                                                  30.44%           29.49%           30.25%
                                                                    ============     ============     ============
Total income taxes paid                                             $     22,166     $     12,929     $      9,366
                                                                    ============     ============     ============

                                                                 DECEMBER 31,
                                                           ----------------------
(dollars in thousands)                                        1998         1997
                                                           ---------    ---------
Components of deferred tax balances:
  Deferred tax liabilities:
    Plant and equipment                                    $ (42,571)   $ (43,080)
    Inventory                                                (53,757)     (47,947)
    Pensions                                                 (10,592)      (8,817)
    Percentage of completion                                  (2,018)      (4,895)
    Other                                                    (27,576)     (15,121)
                                                           ---------    ---------
          Total deferred tax liabilities                    (136,514)    (119,860)
                                                           ---------    ---------
  Deferred tax assets:
    Postretirement benefits other than pensions               28,261       32,690
    Reserves and accruals                                     35,100       32,495
    Net operating losses and related deferred tax assets      22,865       19,761
    Other                                                        637          708
                                                           ---------    ---------
          Total deferred tax assets                           86,863       85,654
                                                           ---------    ---------
  Valuation allowance                                        (19,120)     (24,321)
                                                           ---------    ---------
            Net deferred tax liabilities                   $ (68,771)   $ (58,527)
                                                           =========    =========


         During 1995, the Company established valuation allowances related to accumulated losses in several international operations, as well as valuation allowances pertaining to certain domestic and international deferred tax assets because of uncertainty regarding the Company's ability to generate sufficient taxable income in future years to realize those losses and deductions. During 1998, 1997 and 1996, those same international operations generated earnings that have now fully utilized the losses accumulated through 1995. In addition, $2,032,000 of the domestic valuation allowances relating to certain deferred tax assets were determined during 1998 to no longer be required. As a result, the valuation allowance established during 1995 was reduced in 1998, 1997 and 1996 by $5,201,000, $12,986,000 and $6,017,000, respectively, with a corresponding reduction in the Company's income tax expense. While the Company has had substantial amounts of book income in both its domestic and international operations during each of the last three years, domestically it has had tax deductions, including those relating to stock options discussed below, which have been greater than the amounts that could be utilized currently as a reduction of actual taxes payable. As a result, through December 31, 1998, the Company has recorded $15,744,000 (including $5,927,000 generated during 1998) of current deferred tax assets which will require taxable income in future years in order to be realized. Because under current U.S. tax rules the Company has until the years 2011-2018 to utilize these excess deductions, in management's judgement there is presently essentially no risk that this asset will not be realized.

         A primary item giving rise to the difference between taxes currently payable with respect to 1998 and 1997 and income taxes paid in 1998 and 1997 is the tax deduction which the Company receives with respect to certain employee stock benefit plan transactions. This benefit, which is credited to capital in excess of par value, amounted to $15,223,000 and $22,367,000 in 1998 and 1997, respectively.

         The Company's tax provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. The Company's accruals are sufficient to cover the additional U.S. taxes estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 1998, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries except certain unremitted earnings in the U.K., Ireland, and Singapore which are considered to be permanently reinvested.

NOTE 12: COMMON STOCK, PREFERRED STOCK AND RETAINED DEFICIT COMMON STOCK

         During the Annual Meeting of Stockholders held on May 14, 1998, an Amended and Restated Certificate of Incorporation was approved resulting in an increase in the amount of Common stock the Company is authorized to issue from 75,000,000 shares to 150,000,000 shares, par value $.01 per share.

         In November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans. In addition to shares purchased during 1998 by a third party under a forward purchase agreement (see Note 14 of the Notes to Consolidated Financial Statements), the Company also purchased approximately 503,000 shares during the fourth quarter of 1997 and 709,700 shares during January 1998. By year-end 1998, all treasury shares held by the Company had been re-issued to satisfy stock option exercises and stock issuances under the Employee Stock Purchase Plan. Additionally, at December 31, 1998, 10,742,222 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

PREFERRED STOCK

         The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 1998, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

STOCKHOLDER RIGHTS PLAN

         On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company and will expire on October 31, 2007.

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

         In the event of a potential change in control, each holder of a Right, other than Rights beneficially owned by the acquiring party (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring party, having a market value equal to two times the current exercise price of the Right.

RETAINED DEFICIT

         The Company's retained deficit as of December 31, 1998 and 1997 includes a $441,000,000 charge related to the goodwill write-down which occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's board of directors from a current year's earnings as well as from the net of capital in excess of par value less the retained deficit. Accordingly, at December 31, 1998, the Company had approximately $762,297,000 from which dividends could be paid.

NOTE 13:  INDUSTRY SEGMENTS

         The Company's operations are organized into four separate business segments, each of which is also a division with a President who reports to the Company's Chairman and Chief Executive Officer. The four segments are Cameron, CCV, CES and CTC. In 1997 and prior periods, before adoption of SFAS No. 131, the Company had two segments - Petroleum Production Equipment (which included Cameron and CCV) and Compression and Power Equipment (which included CES and
CTC). Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Split out from Cameron as a separately managed business in mid-1995, CCV provides a full range of ball valves, gate valves, butterfly valves and accessories used primarily to control pressures and direct oil and gas as they are moved from individual wellheads through transmission systems to refineries, petrochemical plants and other processing centers. CES designs, manufactures, markets and services compression and power equipment including engines, integral engine compressors, reciprocating and centrifugal compressors, gas turbines, turbochargers and ignition and control systems.

         The primary customers of Cameron, CCV and CES are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies.

         Finally, CTC provides centrifugal air compressors and aftermarket products to manufacturing companies and chemical process industries worldwide.

         The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

         For the years ended December 31, 1998, 1997 and 1996, the Company incurred research and development costs designed to enhance or add to its existing product offerings totaling $33,034,000, $25,371,000 and $19,176,000, respectively (prior year data restated for consistency with 1998 accumulation methodology). Cameron accounted for 79%, 72% and 69% of each respective year's total costs.

         With the adoption of SFAS No. 131 for 1998 reporting, the Company has also restated its 1997 and 1996 segment disclosures shown below to conform with the "management approach" required by this statement.

(dollars in thousands)                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                -----------------------------------------------------------------------------
                                                                                     CORPORATE
                                 CAMERON         CCV          CES           CTC       & OTHER     CONSOLIDATED
                                ----------   ----------   ----------    ----------   ----------    ----------
Revenues                        $1,021,088   $  309,021   $  417,663    $  134,339   $       --    $1,882,111
                                ----------   ----------   ----------    ----------   ----------    ----------
EBITDA(1)                       $  214,969   $   60,906   $   24,694    $   32,691   $  (10,381)   $  322,879
Depreciation and amortization       34,795       12,509       17,884         6,253        1,033        72,474
Interest expense                        --           --           --            --       32,721        32,721
Nonrecurring/unusual charges         6,063        7,796        7,810           287           --        21,956
                                ----------   ----------   ----------    ----------   ----------    ----------
  Income (loss) before taxes    $  174,111   $   40,601   $   (1,000)   $   26,151   $  (44,135)   $  195,728
                                ----------   ----------   ----------    ----------   ----------    ----------
     Capital expenditures       $   82,028   $    5,563   $   20,696    $    6,291   $      891    $  115,469
                                ----------   ----------   ----------    ----------   ----------    ----------
Total assets                    $1,041,738   $  295,327   $  359,739    $  112,261   $   14,538    $1,823,603
                                ==========   ==========   ==========    ==========   ==========    ==========


(dollars in thousands)
                                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                -----------------------------------------------------------------------------
                                                                                  CORPORATE
                                  CAMERON        CCV           CES          CTC     & OTHER     CONSOLIDATED
                                ----------   ----------   ----------   ----------   ----------    ----------
Revenues                        $  874,747   $  244,910   $  527,325   $  159,127   $       --    $1,806,109
                                ----------   ----------   ----------   ----------   ----------    ----------
EBITDA(1)                       $  160,547   $   47,164   $   54,513   $   44,654   $  (13,047)   $  293,831
Depreciation and amortization       31,008        9,802       19,241        5,105          706        65,862
Interest expense                        --           --           --                 -- 28,591        28,591
                                ----------   ----------   ----------   ----------   ----------    ----------
  Income (loss) before taxes    $  129,539   $   37,362   $   35,272   $   39,549   $  (42,344)   $  199,378
                                ----------   ----------   ----------   ----------   ----------    ----------
Capital expenditures            $   47,072   $    4,348   $    9,243   $   10,329   $    1,305    $   72,297
                                ----------   ----------   ----------   ----------   ----------    ----------
Total assets                    $  951,569   $  188,246   $  377,051   $  114,320   $   12,044    $1,643,230
                                ==========   ==========   ==========   ==========   ==========    ==========

(dollars in thousands)                                 FOR THE YEAR ENDED DECEMBER 31, 1996
                                ----------------------------------------------------------------------------
                                                                                  CORPORATE
                                  CAMERON        CCV           CES          CTC     & OTHER     CONSOLIDATED
                                ----------   ----------   ----------   ----------   ----------    ----------
Revenues                        $  605,307   $  194,081   $  453,239   $  135,560   $       --    $1,388,187
                                ----------   ----------   ----------   ----------   ----------    ----------

EBITDA(1)                       $   83,883   $   25,955   $   45,125   $   37,285   $   (9,602)   $  182,646
Depreciation and amortization       26,751       10,716       20,177        4,341          495        62,480
Interest expense                        --           --           --           --       20,878        20,878
Nonrecurring/unusual charges         3,105           --        4,169           --           --         7,274
                                ----------   ----------   ----------   ----------   ----------    ----------
  Income (loss) before taxes    $   54,027   $   15,239   $   20,779   $   32,944   $  (30,975)   $   92,014
                                ==========   ==========   ==========   ==========   ==========    ==========

Capital expenditures            $   15,078   $    1,295   $   12,202   $    6,737   $    1,833    $   37,145
                                ==========   ==========   ==========   ==========   ==========    ==========
Total assets                    $  806,624   $  189,746   $  343,636   $  107,757   $   21,159    $1,468,922
                                ==========   ==========   ==========   ==========   ==========    ==========



Geographic Information:

                            DECEMBER 31, 1998          DECEMBER 31, 1997        DECEMBER 31, 1996
                          -----------------------   -----------------------   -----------------------
                                      LONG-LIVED                 LONG-LIVED               LONG-LIVED
                           REVENUES      ASSETS       REVENUES     ASSETS      REVENUES      ASSETS
                          ----------   ----------   ----------   ----------   ----------   ----------
United States             $  991,738   $  510,482   $1,001,103   $  405,674   $  805,200   $  387,519
United Kingdom               368,945      140,759      330,011      128,757      281,747      135,283
Other foreign countries      521,428      132,799      474,995      101,534      301,240      106,043
                          ----------   ----------   ----------   ----------   ----------   ----------
  Total                   $1,882,111   $  784,040   $1,806,109   $  635,965   $1,388,187   $  628,845
                          ==========   ==========   ==========   ==========   ==========   ==========

(1) Earnings before interest, taxes, depreciation and amortization (excluding nonrecurring/unusual charges).

         Intersegment sales and related receivables for each of the years shown were immaterial and have been eliminated.

        For normal management reporting and therefore the above segment information, consolidated interest expense is treated as a Corporate expense because debt, including location, method, currency, etc., is managed on a worldwide basis by the Corporate Treasury Department.

NOTE 14: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

         At December 31, 1998, the Company was contingently liable with respect to approximately $86,055,000, ($55,926,000 at December 31, 1997) of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. Of the outstanding total, approximately 29% relates to Cameron and 66% to CES. The Company was also liable for approximately $20,994,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company ($9,806,000 at December 31, 1997). While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business.

        Except for certain financial instruments as described below, the Company's other off-balance sheet risks are not material.

CONCENTRATIONS OF CREDIT RISK

        Apart from its normal exposure to its customers who are predominantly in the energy industry, the Company has no significant concentrations of credit risk at December 31, 1998.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, interest rate swap contracts, forward rate and forward purchase agreements and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. Based on the spread between the contract forward rate and the spot rate as of year-end on contracts with similar terms to existing contracts, the fair value difference associated with the Company's foreign currency forward contracts was not material at December 31, 1998 and 1997.

        As described in Note 10 of the Notes to Consolidated Financial Statements, the Company has entered into various interest rate swap agreements covering existing debt and treasury locks, or forward rate agreements, to hedge its interest rate exposure on $175,000,000 of a prospective long-term debt issuance. The treasury locks, which locked in a weighted average interest rate of 5.83% on the "Treasury component" of such future issuance, expire March 15, 1999. On a mark-to-market basis at December 31, 1998, the interest rate swaps and treasury locks had a current value that was $15,524,000 lower than their nominal value.

          During 1998, the Company entered into forward purchase agreements pursuant to which third parties acquired Cooper Cameron stock in open market transactions. During the third and fourth quarters of 2001, or such earlier termination date as the Company may elect, the Company has the option to pay the third party the total cost of the acquired shares and record the shares as treasury stock or to receive or pay net cash or net Cooper Cameron stock equal to the market gain or loss following an orderly disposition of such shares. These agreements are being accounted for as equity transactions with no effect on the balance sheet except, as and when funds are paid or shares are actually issued, and will not result in any income or expense in the Company's consolidated results of operations. As of December 31, 1998, a total of 3,515,900 shares of Company stock had been acquired by third parties at a total cost of approximately $92,332,000. No additional shares can be purchased under these agreements. The market value at December 31, 1998 of Company stock purchased under these agreements was $6,188,000 less than the cost incurred by third parties based on a year-end market price for the Company's stock of $24.50 per share.

NOTE 15:  SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

          Increase (decrease) in net assets:


                                                                 YEARS ENDED DECEMBER 31,
                                                                  --------------------
(dollars in thousands)                                              1998        1997
                                                                  --------    --------
Common stock issued for employee stock ownership and
    retirement savings plans                                      $  4,359    $  6,058
Adjustment of minimum pension liability                                (80)      2,349
Tax benefit of certain employee stock benefit plan transactions     15,223      22,367
Other                                                                 (549)         --

NOTE 16:  EARNINGS PER SHARE

    The weighted average number of common shares (utilized for basic earnings per share presentation) and common stock equivalents outstanding for each period presented was as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             ------------------------
(amounts in thousands)                                        1998     1997     1996
                                                             ------   ------   ------
Average shares outstanding                                   52,857   52,145   50,690
Common stock equivalents                                      2,045    3,461    2,289
                                                             ------   ------   ------
Shares utilized in diluted earnings per share presentation   54,902   55,606   52,979
                                                             ======   ======   ======

NOTE 17:  ACCUMULATED OTHER ELEMENTS OF COMPREHENSIVE INCOME

                                                              DECEMBER 31,
                                                          --------    --------
(dollars in thousands)                                      1998        1997
                                                          --------    --------
Accumulated foreign currency translation
    adjustments                                           $ 17,828    $  8,092
Accumulated adjustments to record minimum
    pension liabilities                                       (373)       (293)
                                                          --------    --------
                                                          $ 17,455    $  7,799
                                                          ========    ========


NOTE 18:  UNAUDITED QUARTERLY OPERATING RESULTS




                                                                      1998 (BY QUARTER)
                                                          -----------------------------------------
(dollars in thousands, except per share data)                1          2         3(2)        4(2)
                                                          --------   --------   --------   --------
Revenues                                                  $426,896   $502,706   $477,213   $475,296
Gross margin (1)                                           128,564    153,828    140,639    129,558
Net income                                                  33,223     45,064     31,153     26,716
Earnings per share:
    Basic                                                      .63        .86        .59        .50
    Diluted                                                    .60        .81        .58        .49


                                                                      1997 (BY QUARTER)
                                                          -----------------------------------------
(dollars in thousands, except per share data)                1          2          3          4
                                                          --------   --------   --------   --------
Revenues                                                  $376,045   $441,344   $474,451   $514,269
Gross margin (1)                                           100,798    123,893    134,067    150,404
Net income                                                  19,419     34,063     39,799     47,301
Earnings per share:
    Basic                                                     0.38       0.66       0.76       0.89
    Diluted                                                   0.36       0.62       0.70       0.83


(1) Gross margin equals revenues less cost of sales before depreciation and amortization.

(2) See Note 2 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges incurred during 1998.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

          The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 1998. The financial information included herein may not necessarily be indicative of the financial position or results of operations of the Company in the future or of the financial position or results of operations of the Company that would have been obtained if the Company had been a separate, stand-alone entity during all periods presented. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.


                                                                             YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------
(dollars in thousands, except per share)                   1998           1997           1996           1995           1994
                                                      -----------    -----------    -----------    -----------    -----------
Income Statement Data(1):
 Revenues                                             $ 1,882,111    $ 1,806,109    $ 1,388,187    $ 1,144,035    $ 1,110,076
                                                      -----------    -----------    -----------    -----------    -----------
 Costs and expenses:
 Cost of sales (exclusive of
   depreciation and amortization)                       1,329,522      1,296,947      1,010,558        881,798        838,575
 Depreciation and amortization                             72,474         65,862         62,480         71,754         70,233
 Selling and administrative
   expenses                                               229,710        215,331        194,983        181,097        177,902
 Interest expense                                          32,721         28,591         20,878         23,273         20,023
 Provision for impairment of
   goodwill                                                  --             --             --          441,000           --
 Nonrecurring/unusual charges(2)                           21,956           --            7,274         41,509           --
                                                      -----------    -----------    -----------    -----------    -----------
                                                        1,686,383      1,606,731      1,296,173      1,640,431      1,106,733
                                                      -----------    -----------    -----------    -----------    -----------

 Income (loss) before income taxes                        195,728        199,378         92,014       (496,396)         3,343
 Income tax provision                                     (59,572)       (58,796)       (27,830)        (3,657)        (7,089)
                                                      -----------    -----------    -----------    -----------    -----------
 Net income (loss)                                    $   136,156    $   140,582    $    64,184    $  (500,053)   $    (3,746)
                                                      ===========    ===========    ===========    ===========    ===========

 Earnings (loss) per share (pro
   forma prior to June 30, 1995)(3):
   Basic                                              $      2.58    $      2.70    $      1.27    $     (9.98)   $     (0.07)
   Diluted                                            $      2.48    $      2.53    $      1.21    $     (9.98)   $     (0.07)
                                                      ===========    ===========    ===========    ===========    ===========

Balance Sheet Data (at the end of period)(1):
 Total assets                                         $ 1,823,603    $ 1,643,230    $ 1,468,922    $ 1,135,405     $1,710,380(4)
 Stockholders' equity/net assets                          780,285        642,051        516,128        423,588        878,129(4)
 Long-term debt                                           364,363        328,824        347,548        234,841        374,800
 Other long-term obligations                              149,113        143,560        160,405        160,267        181,043





(1) The Company became a separate public company effective June 30, 1995 in connection with the completion of an exchange offer involving the stockholders of its former parent, Cooper Industries, Inc. (Cooper). The financial information for periods prior to this date are presented as if the Company had been a separate entity from Cooper and include the assets, liabilities, revenues and expenses that were directly related to the Company's operations. Because the majority of the Company's domestic results and, in certain cases, foreign results were included in the consolidated financial statements of Cooper on a divisional basis, there are no separate meaningful historical equity accounts for the Company prior to June 30, 1995. Additionally, for periods prior to June 30, 1995, all of the excess cash generated by the Company's operations was regularly remitted to Cooper pursuant to Cooper's centralized cash management program. As a result, total indebtedness prior to June 30, 1995 has been held constant at $375,000,000.

(2) See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges incurred during 1998 and 1996. Information relating to the nonrecurring/unusual charges incurred during 1995 may be found in the 1995 Annual Report to Stockholders.

(3) For periods prior to June 30, 1995, earnings (loss) per share amounts have been computed on a pro forma basis based on the assumption that 50,000,000 shares of Common stock were outstanding during each period presented.

(4)  Includes a $36,607,000 receivable from Cooper at December 31, 1994.