Form 10-K, Exhibit 13
period 1999-12-31
COOPER CAMERON CORP
filed 2000-03-27
CIK 941548

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

OVERVIEW

  The Company's operations are organized into four separate business segments -- Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. CCV provides a full range of ball valves, gate valves, butterfly valves and accessories to customers across a wide range of the energy industry and industrial market. CES designs, manufactures, markets and services compression and power equipment, primarily for the energy industry, and CTC provides centrifugal air compressors and aftermarket products to manufacturing companies and chemical process industries worldwide.

  The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented.

                                                                  Years Ended December 31,
-------------------------------------------------------------------------------------------
                                                                  1999      1998      1997
-------------------------------------------------------------------------------------------
Revenues                                                          100.0%    100.0%    100.0%
-------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales (exclusive of depreciation and amortization)       72.8      70.6      71.8
  Depreciation and amortization                                     5.7       3.9       3.7
  Selling and administrative expenses                              14.1      12.2      11.9
  Interest expense                                                  1.9       1.7       1.6
  Nonrecurring/unusual charges (credits), net                       0.7       1.2        --
-------------------------------------------------------------------------------------------
  Total costs and expenses                                         95.2      89.6      89.0
-------------------------------------------------------------------------------------------
Income before income taxes                                          4.8      10.4      11.0
Income tax provision                                               (1.9)     (3.2)     (3.2)
-------------------------------------------------------------------------------------------
Net income                                                          2.9%      7.2%      7.8%
-------------------------------------------------------------------------------------------

1999 COMPARED TO 1998

  Cooper Cameron Corporation had net income of $43.0 million, or $.78 per share, for the twelve months ended December 31, 1999. This compares to $136.2 million, or $2.48 per share, for the same period in 1998.

  Included in the 1999 results were after-tax charges of $37.5 million ($55.9 million pre-tax), or $.69 per share, for cost rationalization in all four segments. These charges included non-cash asset write-downs, severance costs for staff reductions and $9.2 million in pre-tax charges related to various cost reduction programs initiated during 1998. Because of current accounting rules regarding when certain types of charges can be recognized in the financial statements, the Company currently anticipates that it will incur approximately $7 million in additional after-tax nonrecurring charges in 2000 ($11 million pre-tax) related to actions commenced in 1999. When completed, the actions undertaken during 1999 are expected to provide approximately $36 million in annual pre-tax cost savings compared with savings during 1999 of approximately $12 million.

  Providing a partial offset to nonrecurring expense was a preliminary after-tax gain of $25.8 million ($45.3 million pre-tax), or $.47 per share, on the sale of the CES rotating compressor business to Rolls-Royce plc for approximately $200 million in cash.

  Included in the 1998 results were $15.5 million, or $.28 per share, in after-tax nonrecurring/unusual charges ($22.0 million pre-tax), primarily for severance costs in all four segments. See Note 2 of the Notes to Consolidated Financial Statements for further information regarding the nonrecurring/unusual charges (credits) recorded in both 1999 and 1998.

  Excluding these nonrecurring/unusual charges (credits), the Company earned $1.00 per share in 1999 compared to $2.76 per share in 1998.

Revenues

  Revenues for 1999 totaled $1.46 billion, a decrease of 22% from the $1.88 billion in 1998, with declines in all four segments. Revenues for Cameron totaled $811.2 million, a decrease of 21% from 1998 revenues of $1.02 billion. Revenues decreased in surface and subsea products, while drilling product revenues increased. Drilling product revenues were heavily influenced by long lead-time major project orders booked during 1998, while subsea products suffered from the lack of major projects in the Gulf of

Mexico and North Sea. Surface products, which have a shorter delivery cycle and respond more quickly to changes in orders, reflected the low levels of activity in this market during 1999. Revenues for Cameron Controls, Cameron Willis, and aftermarket are included in drilling, surface, and subsea product categories. On a geographical basis, revenues decreased in all regions. The Western Hemisphere declined primarily due to weak surface product activity related to the generally sluggish market conditions in the U.S., Canada, and Latin America. The Eastern Hemisphere decreased primarily due to the weak activity in the North Sea, while Asia-Pacific declined due to delayed gas development projects throughout the region.

  CCV's revenues of $231.7 million declined by 25% from the $309.0 million in 1998. The weakness was across all products and markets, including oilfield distributor products, where customers worked off excess inventories during 1999, and in pipeline valves, where major projects were delayed. Additionally, Orbit Valve International, Inc. (Orbit Valve) products declined, due to a lack of major upgrade or new chemical plant projects, in spite of an extra quarter of revenues in 1999 (the business was acquired April 2, 1998).

  Revenues for CES of $317.1 million declined by 24% from the $417.7 million in 1998. The market served by this segment remained very competitive during 1999, with industry-wide overcapacity. Virtually all of the revenue decline was in the rotating compressor business, which was sold to Rolls-Royce plc on September 30, 1999. Through the sale date, this portion of the business had revenues of $92.4 million, compared to $185.7 million for all of 1998. The ongoing reciprocating products business declined by 3% from 1998 to 1999 due to generally stagnant market conditions.

  CTC had revenues of $104.7 million, or a decrease of 22%, from $134.3 in 1998, with declines across all lines of the business. The most significant decline was in process air machines, where large air separation customers delayed placing new orders during 1999. The overall low level of products sold directly to Southeast Asian markets was the primary factor in the plant air machine market during the year. This continuing weakness in the Asian markets also caused industrial development projects in other parts of the world to be pushed out and, when undertaken, to be more price competitive.

Cost and Expenses

  The $417.4 million revenue decrease discussed above resulted in a $263.5 million decrease in cost of sales (exclusive of depreciation and amortization) and a resulting gross margin shortfall of $153.9 million. Because short-term cost control measures were not able to keep pace with the revenue decline, as well as changes in sales mix, the gross margin percentage (defined as revenues less cost of sales as a percentage of revenues) declined by 2.2 percentage points. This result is discussed below in more detail for each segment.

  Cameron's gross margin percentage was 29.6% in 1999, compared to 32.7% in 1998. The decline resulted from an increase in relatively lower-margin drilling product revenues combined with a decrease in higher-margin surface and subsea products. Additionally, pricing pressure, which began to increase in late 1998, continued during 1999, although the effect on 1999 results was somewhat mitigated by shipments from backlog at favorable pricing levels. Providing a partial offset were the benefits of various ongoing cost reductions, including foreign sourcing of material, staffing reductions, and capital expenditures for new higher-efficiency machine tools.

  CCV's gross margin percentage decreased from 31.5% in 1998 to 28.5% in 1999. The decline was caused by increased pricing pressure, as competitors fought to retain share in the severely depressed markets, and manufacturing period cost reductions which were unable to keep pace, in the near term, with the rapid decline in revenues.

  The gross margin percentage for CES improved from 18.4% in 1998 to 18.5% in 1999. This slight improvement was the result of the decrease in the lower-margin rotating compressor business revenues, partially offset by pricing pressure throughout the business and cost reductions that could not keep pace with the revenue decline.

  CTC's gross margin percentage declined from 33.1% in 1998 to 32.6% in 1999. The decline resulted from pricing pressure in all product lines, but particularly in process air machines.

  Depreciation and amortization expense increased by $11.2 million, from $72.5 million in 1998 to $83.7 million in 1999. This increase was due mainly to capital spending during 1998 and 1999, primarily in Cameron.

  Selling and administrative expenses decreased by $24.0 million, or 10%, from $229.7 million in 1998 to $205.7 million in 1999. Cameron decreased by $18.3 million due to cost reductions in response to revenue declines. CCV declined by $3.7 million as the additional quarter of Orbit Valve was more than offset by cost reductions in the remainder of the business. CES decreased by $3.6 million due to the sale of the rotating compressor business on September 30, 1999 and cost reductions in the reciprocating business. Despite the Company's efforts to reduce costs in this area, selling and administrative expense as a percentage of revenue increased from 12.2% in 1998 to 14.1% in 1999. As the effect of cost reductions initiated throughout 1999 take full effect, this ratio should gradually improve.

  Reflecting the various factors discussed above, operating income (defined as earnings before the gain on sale, nonrecurring/unusual charges, corporate expenses, interest and taxes) totaled $123.0 million, a decrease of $138.8 million from 1998. Cameron decreased from $180.2 million to $94.9 million, CCV declined from $48.4 million to $20.4 million, CES decreased from $6.8 million to a loss of $(8.5) million, and CTC declined from $26.4 million to $16.2 million.

  Interest expense was $27.8 million in 1999, a decrease of $4.9 million from 1998. This decline was due to a lower average debt level, primarily from working capital reductions and the proceeds from the sale of the rotating compressor business.

  The tax rate for 1999 was 39.4%, reflecting the combination of a 43.0% tax rate on the gain on sale, combined with a full year rate on operational earnings, including nonrecurring expenses, of 32.9%. The 32.9% rate compares to a 1998 rate of 30.4%, and is higher primarily due to a change in the mix of domestic and foreign earnings.

1998 COMPARED TO 1997

  Cooper Cameron Corporation had net income of $136.2 million, or $2.48 per share, for the twelve months ended December 31, 1998. This compares to $140.6 million, or $2.53 per share, for the same period in 1997. Included in the 1998 results were $15.5 million, or $.28 per share, in after-tax nonrecurring/unusual charges ($22.0 million pre-tax). Of the $22 million, approximately $15 million related to severance and resulting relocation costs for employees in all four segments, with the remainder covering incurred costs related to the shutdown of CCV's manufacturing facility in Missouri City, Texas, as well as a further restructuring of CES's operations in Grove City, Pennsylvania, Mt. Vernon, Ohio and Liverpool, United Kingdom. Small amounts of costs related to the Company's April 1998 acquisition of Orbit Valve were also included. Approximately $7 million remained to be expensed, under existing accounting rules, regarding the above actions. Since the majority of these actions were not initiated until the fourth quarter of 1998, only a small amount of cost savings were realized during 1998. See Note 2 of the Notes to Consolidated Financial Statements for further information regarding these nonrecurring/unusual charges. Excluding these nonrecurring/unusual charges, the Company earned $2.76 per share in 1998, a 9% improvement from 1997. This increase was due primarily to the strong performance of Cameron and the Orbit Valve acquisition in CCV (see Note 3 of the Notes to Consolidated Financial Statements).

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

  Revenues for CES of $417.7 million declined by 21% from the $527.3 million in 1997. The energy-related markets served by this segment were very competitive during 1998, with industry-wide overcapacity. The most significant revenue decline was in rotating compressor projects, where new major projects were delayed as Asian oil and gas demand lessened. Aftermarket activity also declined as customers delayed maintenance programs and reduced their spare parts inventories.

  CTC had revenues of $134.3 million, or a decrease of 16% from $159.1 million in 1997. This decline was across all lines of the business and resulted primarily from the so-called "Asian crisis". The slowdown in the Southeast Asian markets worsened during the year and caused industrial development projects in other parts of the world to be pushed out and, when undertaken, to be more price competitive.

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

  Income taxes were $59.6 million in 1998, an increase of $0.8 million from 1997 due to a slightly higher effective tax rate. The Company's effective tax rate increased to 30.4% in 1998 from 29.5% in 1997, mainly due to a change in the mix of domestic and foreign earnings.

OUTLOOK FOR 2000

  If energy prices and expectations remain at levels that result in customers increasing spending on oil and gas projects in 2000, the Company's financial performance is expected to improve, with earnings per share, before nonrecurring/unusual items, currently estimated to increase by approximately 40% from the 1999 level. Additional information regarding each segment's 2000 outlook can be found in the segment discussions in the front section of this report.

PRICING AND VOLUME

  The Company believes that during 1999 unit volumes decreased in all four segments. During 1998, the Company believes unit volumes increased at Cameron and CCV, but decreased at CES and CTC. Excluding the effect of the Orbit Valve acquisition on unit volumes, CCV would have had a unit volume decline in 1998.

  Prices declined moderately in all four segments during 1999 due to the weak market conditions and competitive pricing pressure. During 1998, Cameron and CCV realized moderate price increases in excess of cost increases, while CES and CTC prices declined slightly in response to weaker market conditions.

LIQUIDITY AND CAPITAL RESOURCES

  During 1999, total indebtedness decreased by nearly 50% to $210.3 million at year-end compared to $414.0 million at December 31, 1998. This decrease, which was largely attributable to the $203.2 million of cash received at the end of the third quarter in connection with the sale of the rotating compressor business, contributed to the lowest debt-to-capitalization ratio since the Company's inception -- 22.8% at December 31, 1999. This compares to a debt-to-capitalization ratio of 34.7% at December 31, 1998 and 37.0% at December 31, 1997.

  During 1998, total indebtedness increased by $37.0 million from 1997. The combination of strong earnings and improved working capital management during 1998 largely offset over $207 million of cash utilized for capital expenditures and acquisitions, in addition to over $20 million of debt assumed in the Orbit acquisition, as well as $36 million of cash used to repurchase Company stock early in the year. At December 31, 1998, CES had $19.5 million of receivables recognized under the percentage of completion method, of which $14.8 million had not yet been billed to customers.

  During the third quarter of 1998, the Company entered into agreements with five banks providing for additional credit facilities, totaling $155 million, which supplemented the Company's existing $475 million long-term credit agreement. These agreements were allowed to expire during the third quarter of 1999 without being renewed. In addition to uncommitted amounts available under various other borrowing arrangements, the Company had $349.7 million of committed borrowing capacity available at December 31, 1999.

  In addition, during May 1998, the Company filed a traditional "shelf" registration statement with the U.S. Securities and Exchange Commission in connection with the possible issuance, from time to time, in one or more offerings, of up to $500 million in securities, consisting of either (1) unsecured debt securities, (2) shares of preferred stock, (3) shares of common stock or (4) warrants for the purchase of debt securities, preferred stock or common stock. In connection with this registration statement, the Company entered into treasury locks, or forward rate agreements, which locked in a weighted average interest rate of 5.83% on

$175 million of a prospective long-term debt issuance. During March 1999, the Company entered into interest rate swaps with various financial institutions effectively converting $175 million of outstanding floating rate debt to fixed rate debt at a weighted average interest rate of 6.46%. This transaction replaced the existing treasury locks, or forward rate agreements. The Company paid $8.2 million to the counterparties to the treasury locks in connection with the termination of these agreements. In December 1999, the Company terminated the interest rate swaps, receiving $11.2 million from the counterparties to these agreements. Of the net $3 million gain, $.9 million was recognized in the fourth quarter of 1999 and the remainder is being amortized to interest expense over the remaining 10-year life of the interest rate swaps.

  In connection with the shelf registration, the Company received preliminary ratings on its senior unsecured debt of A- from Standard & Poor's and Baa1 from Moody's.

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

  During 1999, operating working capital decreased $91.8 million. Receivables decreased by $40 million, primarily in Cameron and CCV, due to a combined 22% decline in revenues. Inventories decreased by $72 million, with declines in Cameron, CCV, and CTC, and an increase in CES. The declines were related to the weak markets and the resulting decrease in production requirements, as well as a continuing focus on inventory reduction programs. The increase in CES resulted from a higher year-end 1999 backlog level in reciprocating products. Accounts payable and accrued liabilities decreased $21 million, reflecting the lower business levels and a decline in cash advances and progress payments received from customers as major project orders in Cameron's backlog declined.

  During 1998, operating working capital decreased $13.9 million. This result was comprised of a $58 million increase during the first nine months of 1998 followed by a fourth quarter decline of $71.9 million. Of the fourth quarter decline, approximately $44 million came from receivables and $43 million from inventories, partially offset by lower accounts payable and accrued liabilities of approximately $15 million. The receivable and inventory declines reflected some initial slowing of activity, and for receivables, unusually strong fourth quarter collections. On a year-to-year basis, receivables declined by nearly $80 million, including a nearly $24 million decline in receivables recognized by CES under the percentage of completion method, which reflected the completion of large gas turbine and compressor projects. Despite the fourth quarter decrease, inventories increased on a year-to-year basis by $23 million, with small declines in Cameron and CCV (excluding Orbit) offset by an increase at CES and CTC. While the declines reflected normal operating activity, the increase at CES resulted from a decision to maintain production levels despite delays in the receipt of anticipated orders. This decision was, to a large degree, validated by the receipt in late 1998 and early in 1999 of nearly $57 million of gas turbine and compressor project business. The $42 million year-to-year decrease in accounts payable and accrued liabilities reflected a decline in inventory purchases as well as the lower overall year-end 1998 business levels, partially offset by an increase in cash advances and progress payments received from customers on major project orders in Cameron's backlog.

  During 1997, operating working capital increased $88.7 million. Receivables increased as a result of higher revenues. Receivables recognized under the percentage of completion method of accounting declined from $65.4 million at year-end 1996 to $43.2 million at year-end 1997. This relates to the timing of orders received for large gas turbine and compressor projects in CES. Inventories increased, largely in Cameron, in support of the significantly higher year-end backlog level and general improvement in activity. The increase in accounts payable and accrued liabilities reflected the higher business levels, an increase in cash advances and progress payments received from customers on orders in backlog, as well as continuing focus on managing the Company's payments to vendors.

CASH FLOWS

  During 1999, cash flows from operating activities totaled $139.9 million, a decline of $95.7 million or 41% from the prior year level. This decline was primarily attributable to a $93.2 million decrease in net income for the year. The cash flow from operations, along with the proceeds from the sale of the rotating compressor business totaling $203.2 million and $9.3 million from the sale of plant and equipment was utilized primarily to pay down outstanding debt of approximately $196.2 million, fund capital expenditures totaling $64.9 million and allow for the mid-December acquisition of $92.3 million (approximately 3.5 million shares) of common stock under forward purchase agreements with two financial institutions (see further discussion below under Market Risk Information). Other uses of cash included the acquisition during the fourth quarter of the remaining interest in a joint venture located in Venezuela in which the Company previously held a 49% equity interest.

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

  With regard to capital spending, nearly two-thirds of total expenditures for the years 1999, 1998 and 1997 were attributable to Cameron, primarily for projects to increase factory throughput and improve delivery times.

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

CAPITAL EXPENDITURES AND COMMITMENTS

  Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or enhance production capacity resulted in expenditures of $64.9 million in 1999 compared to $115.5 million in 1998 and $72.3 million in 1997.

  At December 31, 1999, internal commitments for new capital projects amounted to approximately $51.0 million compared to $32.0 million at year-end 1998, with a resulting 10% increase in anticipated year 2000 capital expenditures. The commitments for 2000 include approximately $18.5 million for machinery and equipment modernization and enhancement, $12.9 million for capacity enhancement, $9.7 million for various computer hardware and software projects, $1.6 million for environmental projects, and $8.3 million for other items. Expenditures in 1999 and commitments for 2000 are focused on generating near-term returns by reducing costs, increasing factory throughput, and improving delivery times for customers.

EVALUATION OF GOODWILL REALIZATION

  Of the Company's $271 million of net goodwill at December 31, 1999, the majority relates to acquisitions made by its former parent, Cooper Industries, Inc., prior to the mid-1995 split-off of Cooper Cameron as a separate public company. These acquisitions included various businesses which were incorporated into the CES organization, the Joy Industrial Compressor Group, which became the predominate part of the CTC division and, most significantly, the 1989 acquisition of Cameron Iron Works (now the Cameron division). At the time of the Company's split-off from Cooper Industries, the goodwill related to Cameron was written down by $441 million. Subsequent to the split-off, the Company's primary acquisitions have included the 1996 purchase of Ingram Cactus Company (incorporated into Cameron's operations) and the CCV purchase of Orbit Valve International, Inc. in 1998. Cameron, CCV and CES have also made various smaller product line acquisitions over the last four and one-half years which have added to the Company's goodwill. In most cases, the Company has determined 40 years to be an appropriate period for amortizing goodwill from the respective acquisition dates due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Even though the Company experienced a reduced level of operating income in 1999 compared to 1998, results for 2000 are expected to show improvement. At the present time, the Company has no reason to believe that future cash flows from these operations will not be sufficient to fully realize the remaining carrying value of its goodwill.

ENVIRONMENTAL REMEDIATION

  The cost of environmental remediation and compliance has not been an item of material expense for the Company during any of the periods presented, other than with respect to the Osborne Landfill in Grove City, Pennsylvania. The Company's facility in Grove City disposed of wastes at the Osborne Landfill from the early 1950s until 1978. A remediation plan was developed and then accepted by the U.S. Environmental Protection Agency as the preferred remedy for the site. The construction phase of the remediation was completed during 1997 and the remaining costs relate to ground water treatment and monitoring. The Company's balance sheet at December 31, 1999 includes accruals totaling $1.3 million for environmental matters ($1.4 million at December 31, 1998). Cooper Cameron has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at three of the sites is at a de minimis level, with a fourth, as yet undesignated, expected to also be at a de minimis level. The fifth site is Osborne. Although estimated cleanup costs have not yet been totally determined, the Company believes, based on its review and other factors, that the costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined.

MARKET RISK INFORMATION

  A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker dollar with respect to these currencies. Typically, the Company is a net payer of euros (including related legacy currencies) and Norwegian krone as well as other currencies such as the Singapore dollar and, more recently, the Brazilian real. A weaker dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

  In order to mitigate the effect of exchange rate changes, the Company will often structure sales contracts to provide for collections from customers in U.S. dollars. In certain specific instances, the Company may enter into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. During 1999, the Company was a party mainly to forward foreign currency exchange contracts related to certain large European, including the U.K., currency receipts.

  The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates, particularly in regard to debt instruments with rates pegged to the London Interbank Offered Rate (LIBOR). As a result, the Company was a party to interest rate swaps, which effectively fixed the LIBOR component of its borrowing cost on a total of $250 million, through mid-December of 1999, and $75 million at December 31, 1999, of outstanding indebtedness. Further details concerning these interest rate swaps are set forth elsewhere in this discussion, as well as in Notes 10 and 14 of the Notes to Consolidated Financial Statements.

  The following is a summary of the Company's outstanding financial instruments with exposure to changes in interest rates, exchange rates or market rates:

                                                             Interest     Exchange     Market
                                                               Rate         Rate        Rate
(dollars in millions)                                       Sensitive    Sensitive    Sensitive
------------------------------------------------------------------------------------------------

As of December 31, 1999:

 U.S. dollar variable rate debt, due 2002                      $167.3
  Average interest rate                                           6.7%
  Fair value difference                                        $   --

 U.S. dollar fixed rate debt 1                                 $ 20.5
  Average interest rate                                           6.1%
  Fair value difference                                        $   --

 Other (primarily Canadian dollar) variable
 rate debt, due 2002                                           $ 12.6        $12.6
  Average interest rate                                           6.9%         6.9%
  Fair value difference                                        $   --        $  --

 Interest rate swaps -- pay fixed/receive
 variable notional amount, due 2000                            $ 75.0
  Average fixed pay rate                                         5.77%
  Average receive rate (LIBOR)                                   6.00%
  Fair value difference                                        $  0.2

 Forward contracts to buy/sell foreign
 currencies (due 2000):
  Buy euros, net                                                             $ 2.8
   Average euro to U.S. dollar contract rate                                  1.01
   12/31/99 euro to U.S. dollar exchange rate                                 1.01
   Fair value difference                                                     $  --

  Buy British pounds                                                         $51.9
   Average British pound to U.S. dollar contract rate                         1.61
   12/31/99 British pound to U.S. dollar exchange rate                        1.62
   Fair value difference                                                     $ 0.3

  Buy other currencies (primarily Norwegian krone)                           $10.4
   Fair value difference                                                     $  --



                                                      Interest      Exchange      Market
                                                        Rate          Rate         Rate
                                                     Sensitive      Sensitive    Sensitive
-------------------------------------------------------------------------------------------
                                                                                   C>

As of December 31, 1998:

 U.S. dollar variable rate debt                         $351.5
  Average interest rate                                    5.7%
  Fair value difference                                 $   --

 U.S. dollar fixed rate debt                            $ 20.5
  Average interest rate                                    6.1%
  Fair value difference                                 $   --

 Other (primarily Brazilian real and Canadian
 dollar) variable rate debt 2                           $ 29.7         $29.7
  Average interest rate                                   18.1%         18.1%
  Fair value difference                                 $   --         $  --

 Interest rate swaps --
  Notional amount                                       $ 75.0
  Fair value difference                                 $ (0.6)

 Treasury locks 3 --
  Notional amount                                       $175.0
  Fair value difference                                 $(14.9)

 Forward foreign currency contracts --
  Buy Canadian dollars                                                 $  3.2
  Sell Canadian dollars                                                $ (7.4)
  Fair value difference, net                                           $  0.1

 Forward contracts to purchase company stock 4 --
  Notional amount                                                                  $ 92.3
  Fair value difference                                                            $ (6.2)

1 Includes $10.0 million at 6% due 2000. The remaining balance is due in 2002. 2 Includes $13.3 million denominated in Brazilian real at an average rate of
   31.6%.
3 See Note 10 of the Notes to Consolidated Financial Statements for information on the disposition of the treasury locks during 1999.
4 See Note 12 of the Notes to Consolidated Financial Statements for information on the disposition of the forward equity purchase contracts during 1999.

YEAR 2000

  In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems as well as the development of contingency plans. As a result of those planning and remediation efforts, the Company has experienced no disruptions or other problems with respect to its core business systems, worldwide local and wide area network communications and plant services as a result of the Year 2000 date change. Excluding internal personnel costs, the Company's final cost with respect to this program, including new capital assets required, was less than $2.5 million. All non-capital costs were expensed as incurred.

EURO CURRENCY

  Effective January 1, 1999, eleven participating European Union member countries introduced a new common currency (the euro) and, at that time, established a fixed conversion rate between their legacy currencies and the euro. The legal currency of each country will continue to be used as legal tender along with the euro through June 30, 2002. Thereafter, the legacy currencies will be cancelled and the euro will be used for all financial transactions in the participating countries. During this three and one-half year dual-currency environment, special rules apply for converting among legacy currencies. The Company has not encountered nor does it anticipate any material adverse consequences to its operations or its financial results from its continued participation in euro currency-denominated transactions.

OTHER

  In addition to the historical data contained herein, this Annual Report, including the information set forth above in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and profitability of the Company, future savings from nonrecurring actions taken to date, as well as an estimate of future levels of capital spending made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for the Company's products; changes in the price of (and demand for) oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices directly affect customers' spending levels and their related purchases of the Company's products and services; as a result, changes in price expectations may impact the Company's financial results due to changes in cost structure, staffing or spending levels.

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

REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COOPER CAMERON CORPORATION

  We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 1999 and 1998 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                      /s/ Ernst & Young LLP
                                      ERNST & YOUNG LLP


Houston, Texas
January 27, 2000

CONSOLIDATED RESULTS OF OPERATIONS
(dollars in thousands, except per share data)

                                                         Years Ended December 31,
-----------------------------------------------------------------------------------------
                                                     1999          1998          1997
-----------------------------------------------------------------------------------------
Revenues                                          $1,464,760    $1,882,111    $1,806,109
-----------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales (exclusive of depreciation
  and amortization)                                1,065,975     1,329,522     1,296,947
 Depreciation and amortization                        83,716        72,474        65,862
 Selling and administrative expenses                 205,734       229,710       215,331
 Interest expense                                     27,834        32,721        28,591
 Nonrecurring/unusual charges (credits), net          10,585        21,956            --
-----------------------------------------------------------------------------------------
                                                   1,393,844     1,686,383     1,606,731

Income before income taxes                            70,916       195,728       199,378
Income tax provision                                 (27,914)      (59,572)      (58,796)
-----------------------------------------------------------------------------------------
Net income                                        $   43,002    $  136,156    $  140,582
-----------------------------------------------------------------------------------------
Earnings per share:
  Basic                                           $      .81    $     2.58    $     2.70
  Diluted                                         $      .78    $     2.48    $     2.53
 -----------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except shares and per share data)

                                                                  DECEMBER 31,
------------------------------------------------------------------------------------
                                                               1999          1998
------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                   $    8,215    $   21,296
Receivables, net                                               271,511       366,396
Inventories, net                                               400,038       548,053
Other                                                           24,809        30,515
------------------------------------------------------------------------------------
     Total current assets                                      704,573       966,260
------------------------------------------------------------------------------------
Plant and equipment, at cost less accumulated
depreciation                                                   419,613       490,579
Intangibles, less accumulated amortization                     280,954       293,461
Other assets                                                    65,579        73,303
------------------------------------------------------------------------------------
     Total assets                                           $1,470,719    $1,823,603
------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt                        $   14,472    $   49,599
Accounts payable and accrued liabilities                       394,971       453,664
Accrued income taxes                                            12,383        26,579
------------------------------------------------------------------------------------
     Total current liabilities                                 421,826       529,842
------------------------------------------------------------------------------------
Long-term debt                                                 195,860       364,363
Postretirement benefits other than pensions                     60,823        73,884
Deferred income taxes                                           38,931        51,148
Other long-term liabilities                                     39,201        24,081
------------------------------------------------------------------------------------
     Total liabilities                                         756,641     1,043,318
------------------------------------------------------------------------------------
Stockholders' equity:
Common stock, par value $.01 per share, 150,000,000
 shares authorized, 54,001,507 shares issued
 (53,259,620 at December 31, 1998)                                 540           533
Preferred stock, par value $.01 per share, 10,000,000
 shares authorized, no shares issued or outstanding                 --            --
Capital in excess of par value                                 899,978       883,626
Accumulated other elements of comprehensive income             (12,039)       17,455
Retained deficit (including $441,000 charge on
 June 30, 1995 related to goodwill impairment)                 (78,327)     (121,329)
Less:  Treasury stock - 3,433,548 shares at cost               (96,074)           --
------------------------------------------------------------------------------------
     Total stockholders' equity                                714,078       780,285
------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity             $1,470,719    $1,823,603
------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS
(dollars in thousands)
                                                                              YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
                                                                           1999         1998         1997
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                             $  43,002    $ 136,156    $ 140,582
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                            64,395       54,735       50,234
   Amortization                                                            19,321       17,739       15,628
   Deferred income taxes                                                  (10,688)       6,037       15,077
 Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:
   Receivables                                                             40,319       79,574      (77,216)
   Inventories                                                             72,402      (23,517)    (100,485)
   Accounts payable and accrued liabilities                               (20,872)     (42,147)      89,013
   Other assets and liabilities, net                                      (42,169)       7,031      (17,127)
-----------------------------------------------------------------------------------------------------------
      Change in assets and liabilities                                     49,680       20,941     (105,815)
 -----------------------------------------------------------------------------------------------------------
 Exclude nonoperating gain from sale of rotating
  business, net of tax                                                    (25,788)          --           --
-----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                           139,922      235,608      115,706
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures and proceeds from sales of plant and
  equipment, net                                                          (55,653)    (108,077)     (67,396)
 Proceeds from sale of rotating business                                  203,160           --           --
 Acquisitions                                                              (7,540)     (99,353)      (6,278)
-----------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) investing activities                139,967     (207,430)     (73,674)
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Loan borrowings (repayments), net                                       (196,232)      15,743      (26,712)
 Activity under stock option plans and other                               (4,802)       3,432       21,131
 Purchase of treasury stock                                               (92,332)     (36,050)     (33,723)
-----------------------------------------------------------------------------------------------------------
      Net cash used for financing activities                             (293,366)     (16,875)     (39,304)
-----------------------------------------------------------------------------------------------------------
Effect of translation on cash                                                 396       (1,606)        (186)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                          (13,081)       9,697        2,542
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                               21,296       11,599        9,057
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  $   8,215    $  21,296    $  11,599
-----------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)
                                                                                           ACCUMULATED
                                                                                              OTHER
                                                           CAPITAL IN                       ELEMENTS OF
                                                 COMMON     EXCESS OF     COMPREHENSIVE    COMPREHENSIVE     RETAINED    TREASURY
                                                 STOCK      PAR VALUE         INCOME           INCOME        DEFICIT       STOCK
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                     $    256      $873,933                       $ 40,632      $(398,067)   $     (626)

Net income                                                                  $140,582                         140,582
                                                                            --------
 Other comprehensive income (loss):
  Foreign currency translation                                               (35,182)
  Minimum pension liability, net of
   $1,455 in taxes                                                             2,349
                                                                            --------
 Total other comprehensive income (loss)                                     (32,833)         (32,833)
                                                                            --------
 Comprehensive income                                                       $107,749
                                                                            ========

Purchase of treasury stock                                                                                                 (33,723)
Common stock issued under stock option
 and other employee benefit plans                     16        26,935                                                       2,579
Tax benefit of employee stock benefit
 plan transactions                                              22,367
Effect of stock split on equity balances             260          (260)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                          532       922,975                          7,799       (257,485)      (31,770)

Net income                                                                  $136,156                         136,156
                                                                            --------
 Other comprehensive income:
  Foreign currency translation                                                 9,736
  Minimum pension liability, net of
   $49 in taxes                                                                  (80)
                                                                            --------
 Total other comprehensive income                                              9,656            9,656
                                                                            --------
 Comprehensive income                                                       $145,812
                                                                            ========
Purchase of treasury stock                                                                                                 (36,050)
Common stock issued under stock option
 and other employee benefit plans                      1       (53,305)                                                     67,820
Tax benefit of employee stock benefit
 plan transactions                                              15,223
Cost of forward stock purchase agreements                       (1,267)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                          533       883,626                         17,455       (121,329)           --

Net income                                                                  $ 43,002                          43,002
                                                                            ========
 Other comprehensive income (loss):
  Foreign currency translation                                               (29,479)
  Minimum pension liability, net of
   $63 in taxes                                                                  (15)
                                                                            --------
 Total other comprehensive income (loss)                                     (29,494)         (29,494)
                                                                            --------
 Comprehensive income                                                       $ 13,508
                                                                            ========
Purchase of treasury stock                                       1,267                                                     (98,378)
Common stock issued under stock option
 and other employee benefit plans                      7         9,392                                                       2,304
Tax benefit of employee stock benefit
 plan transactions                                               5,693
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                     $    540      $899,978                        $(12,039)     $ (78,327)    $(96,074)
==================================================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF MAJOR ACCOUNTING POLICIES

  Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments of 50% or less in affiliated companies are accounted for using the equity method. The Company's operations are organized into four separate business segments or divisions, each with a President who reports to the Company's Chairman and Chief Executive Officer. The four segments are Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

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

  Revenue Recognition -- Revenue is recognized at the time of shipment or the performance of services except in the case of certain larger, long lead time orders at Cooper Energy Services which are accounted for using the percentage of completion method. Under this method, revenue is recognized as work progresses in the ratio that costs incurred bear to estimated total costs. The aggregate of costs incurred reduces net inventories while the revenue recognized is shown as a receivable. The portion of the Cooper Energy Services business that utilized the percentage of completion method was sold on September 30, 1999.
See Note 2 for additional information. Expected losses on contracts in progress are charged to operations currently.

  Inventories -- Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 68% of inventories in 1999 and 70% in 1998 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States, are carried on the first-in, first-out (FIFO) method.

  Plant and Equipment -- Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. This method is applied to group asset accounts which in general have the following lives: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and tooling, dies, patterns and all other - 5 to 10 years.

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

  Derivative Financial Instruments -- The Company has interest rate swap agreements that modify the interest characteristics of its outstanding debt. Interest rate differentials to be paid or received as a result of interest rate swap agreements are recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on early terminations of these agreements would be deferred and amortized as an adjustment to interest expense over the remaining term of the original life of the swap agreement. The fair value of swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the financial statements. Additionally, treasury locks, or forward rate agreements, were utilized in prior years to hedge the interest rate on prospective long-term debt issuances. These treasury locks were replaced in March 1999 with interest rate swaps, which were subsequently terminated in December 1999. The unrealized net gain from these transactions is being amortized over the remaining term of the original life of the interest rate swaps (see Note 10 of the Notes to Consolidated Financial Statements for further information).

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

  New Accounting Pronouncements -- In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 which had the effect of deferring implementation of SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities) until no later than January 1, 2001 for calendar year companies. SFAS 133, once adopted, will require the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company will undertake an evaluation of the impact of SFAS No. 133 on its derivatives and hedging activities beginning in early 2000. Given the limited number of derivative transactions in which the Company typically engages, the effect of the new standard is unlikely to be material.

NOTE 2:  NONRECURRING/UNUSUAL CHARGES (CREDITS)

  On September 30, 1999, the Company completed the sale to Rolls-Royce plc of the CES division's rotating compressor product line which included centrifugal compressors, power turbines and En-Tronic(R) controls. The operations that were sold had primary facilities in Mt. Vernon, Ohio, Liverpool, United Kingdom and Hengelo in the Netherlands. The Company received $203,160,000 in cash in connection with the sale, which is subject to adjustment based on a final balance sheet for the business. Included in the sale was the Company's 50% interest in Cooper Rolls, Inc., a marketing joint venture company equally owned with Rolls-Royce prior to the transaction. The Company recorded a preliminary pre-tax gain from the sale totaling $45,262,000. The Rotating compressor product line generated revenues through September 30, 1999 of approximately $92,400,000 and incurred a loss, including an allocation of certain shared general and administrative costs, over the same period before interest, taxes, depreciation, amortization and nonrecurring charges (credits) of approximately $8,400,000.

  In addition, the Company has recorded nonrecurring/unusual charges related to both ongoing costs of previously initiated cost rationalization programs and additional programs that were initiated during 1999. The nonrecurring/unusual charges by segment are as follows:

                                                      YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------
(dollars in thousands)                                  1999      1998
-----------------------------------------------------------------------------

Cameron                                               $15,881   $ 6,063
CCV                                                     9,873     7,796
CES                                                    29,385     7,810
CTC                                                       708       287
-----------------------------------------------------------------------------
                                                      $55,847   $21,956
-----------------------------------------------------------------------------

  Cameron recorded approximately $13,176,000 during 1999 (nearly $4,100,000 of which was recorded in the fourth quarter) for employee severance, primarily associated with the continued rationalization of its operations in the U.S., the U.K. and France in response to decreased market demand that began in 1998. The remaining nonrecurring charges for 1999 relate primarily to employee severance and other costs associated with the closure of this segment's manufacturing facility in Austria which was initiated at the end of the second quarter. The charges during 1998 consisted primarily of costs associated with the termination of specific employees in connection with the decline in market activity described above. Nearly three-fourths of the costs incurred during 1998 related to this segment's operations in the U.S., the U.K. and France.

  The $17,669,000 of nonrecurring/unusual charges recorded by CCV during 1998 and 1999 (including $1,436,000 recorded in the fourth quarter of 1999) relate to: (i) the shut-down (including severance, relocation and other costs) of a manufacturing facility in Missouri City, Texas (announced in the third quarter of 1998), (ii) one-time acquisition costs relating to the 1998 acquisition of Orbit Valve International, Inc. (see Note 3 of the Notes to Consolidated Financial Statements) and (iii) severance, primarily associated with employment reductions at this segment's operations in Beziers, France. The transfer of production from the Missouri City facility to another facility in Oklahoma City, Oklahoma was substantially completed during the early part of 1999 and the Missouri City facility will be sold in due course.

  CES recorded approximately $29,385,000 during 1999 (including nearly $15,212,000 of non-cash asset impairment charges) relating to employee severance, the announced shutdown of the Company's underutilized foundry and associated machining operations in Grove City, Pennsylvania and the relocation of its compressor plant in Mt. Vernon, Ohio. The remaining 1999 costs primarily relate to employee relocations and various facility/warehouse consolidations. Approximately $5,649,000 of these total nonrecurring/unusual charges were recorded in the fourth quarter of 1999. The costs incurred during 1998 were associated with the severance and relocation of salaried personnel in the Mt. Vernon and Grove City facilities.

  All 1998 and 1999 CTC nonrecurring charges related to employee severance associated with declining demand in that segment's markets.

  Since December 31, 1998, the Company's headcount has been reduced by approximately 2,100 employees, or 23%, as a result of the sale of the rotating business, the actions described above and normal attrition. The cash flow effect of the above actions (excluding proceeds from the sale of the rotating business), was approximately $37,409,000 in 1999 and $10,406,000 in 1998.
Certain idle facility costs are expected to continue beyond 1999.

NOTE 3:  ACQUISITIONS

  During 1999, Cameron acquired the remaining interest in a joint venture located in Venezuela in which it previously held a 49% equity interest. Prior to the acquisition, which was accounted for under the purchase method of accounting, the Company included its share of the operating results of the joint venture in its results of operations using the equity method. The acquisition resulted in additional goodwill of approximately $3,500,000.

  Effective April 2, 1998, the Company acquired Orbit Valve International, Inc. for approximately $104,000,000 in cash and assumed indebtedness. Orbit, which has been integrated into CCV, is based in Little Rock, Arkansas and manufactures and sells high-performance valves for the oil and gas and petrochemical industries. Orbit generated revenues of approximately $71,000,000 from the acquisition date through December 31, 1998. Additionally, during July 1998, the Company acquired certain assets and assumed certain liabilities of Brisco Engineering Ltd., a U.K. company, for approximately $12,400,000 in cash and debt. The acquired operations, which participate in the repair and aftermarket parts business for control systems, have been consolidated into the Cameron organization. The two purchase acquisitions resulted in additional goodwill of $63,786,000. Three other small product line acquisitions were also made during 1998 to supplement the Company's aftermarket operations. The results of operations from all acquisitions have been included with the Company's results for the year ended December 31, 1998 from the respective acquisition dates forward.

NOTE 4:  RECEIVABLES
                                                             December 31,
-------------------------------------------------------------------------------
(dollars in thousands)                                       1999        1998
-------------------------------------------------------------------------------

Trade receivables                                          $243,336    $336,854
Receivables under the percentage of completion method
 ($4,626 billed at December 31, 1998)                            --      19,457
Other receivables                                            31,152      14,152
Allowance for doubtful accounts                              (2,977)     (4,067)
-------------------------------------------------------------------------------
                                                           $271,511    $366,396
-------------------------------------------------------------------------------

  Trade receivables include $12,576,000 and $10,561,000 at December 31, 1999 and 1998, respectively, of amounts which have not as yet been billed because of contractual provisions providing for a delay in the billing until various post-delivery conditions have been met. All of these amounts should be billed and collected in less than one year.

NOTE 5:  INVENTORIES
                                                                                          DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                           1999                           1998
------------------------------------------------------------------------------------------------------------------------

Raw materials                                                                 $ 43,851                       $ 60,265
Work-in-process                                                                126,949                        205,870
Finished goods, including parts and subassemblies                              301,910                        364,954
Other                                                                            2,712                          3,491
------------------------------------------------------------------------------------------------------------------------
                                                                               475,422                        634,580
Excess of current standard costs over LIFO costs                               (58,951)                       (79,076)
Allowance for obsolete and slow-moving inventory                               (16,433)                        (7,451)
------------------------------------------------------------------------------------------------------------------------
                                                                              $400,038                       $548,053
------------------------------------------------------------------------------------------------------------------------

NOTE 6:  PLANT AND EQUIPMENT AND INTANGIBLES
                                                                                          DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                          1999                           1998
------------------------------------------------------------------------------------------------------------------------
Plant and equipment:
 Land and land improvements                                                  $  36,954                      $  35,290
 Buildings                                                                     174,645                        197,278
 Machinery and equipment                                                       402,187                        467,837
 Tooling, dies, patterns, etc.                                                  55,845                         64,480
 Assets under capital leases                                                    22,684                         21,292
 All other                                                                     102,637                        123,091
 Construction in progress                                                       17,253                         29,573
------------------------------------------------------------------------------------------------------------------------
                                                                               812,205                        938,841
 Accumulated depreciation                                                     (392,592)                      (448,262)
------------------------------------------------------------------------------------------------------------------------
                                                                             $ 419,613                      $ 490,579
------------------------------------------------------------------------------------------------------------------------

Intangibles:
 Goodwill                                                                    $ 455,115                      $ 455,662
 Assets related to pension plans                                                   371                            434
 Other                                                                          53,297                         62,938
------------------------------------------------------------------------------------------------------------------------
                                                                               508,783                        519,034
 Accumulated amortization                                                     (227,829)                      (225,573)
------------------------------------------------------------------------------------------------------------------------
                                                                             $ 280,954                      $ 293,461
------------------------------------------------------------------------------------------------------------------------

NOTE 7:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                                          DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                          1999                           1998
------------------------------------------------------------------------------------------------------------------------
Trade accounts and accruals                                                  $230,286                       $290,310
Salaries, wages and related fringe benefits                                    55,456                         48,054
Product warranty, late delivery, and similar costs                             20,187                         37,518
Deferred income taxes                                                          34,962                         26,414
Nonrecurring/unusual charges                                                   10,328                         10,345
Other (individual items less than 5% of total current liabilities)             43,752                         41,023
------------------------------------------------------------------------------------------------------------------------
                                                                             $394,971                       $453,664
------------------------------------------------------------------------------------------------------------------------


NOTE 8:  EMPLOYEE BENEFIT PLANS

                                                                                                           POSTRETIREMENT
                                                                        PENSION BENEFITS                      BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                      1999        1998        1997         1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                              $  9,598    $  9,287    $  7,835    $     168      $   189    $     225
Interest cost                                               18,366      17,929      17,838        2,928        3,254        3,442
Expected return on plan assets                             (30,653)    (28,425)    (27,649)          --           --           --
Amortization of prior service cost                            (266)       (404)       (419)        (300)        (700)        (700)
Amortization of (gains) losses and other                    (5,802)     (4,320)     (1,526)     (10,600)      (9,700)     (10,100)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit income                                 (8,757)     (5,933)     (3,921)      (7,804)      (6,957)      (7,133)
Curtailment gain                                              (446)         --          --           --           --           --
Settlement gain                                             (2,087)         --          --           --           --           --
------------------------------------------------------------------------------------------------------------------------------------
 Total net benefit income                                 $(11,290)   $ (5,933)   $ (3,921)   $  (7,804)     $(6,957)   $  (7,133)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         POSTRETIREMENT
                                                                PENSION BENEFITS                            BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                         1999        1998                        1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at beginning of year                     $289,547    $261,921                    $51,298       $49,421
 Service cost                                                   9,598       9,287                        168           189
 Interest cost                                                 18,366      17,929                      2,928         3,254
 Plan participants' contributions                                 911       1,057                         --            --
 Amendments                                                     1,059          --                         --            --
 Change in discount rate/remeasurement impact                 (14,507)     11,239                         --            --
 Actuarial (gains) losses                                      (3,743)     17,641                     (5,429)        3,058
 Exchange rate changes                                         (4,211)       (406)                        --            --
 Curtailment results                                              612          --                         --            --
 Settlement results                                             4,314          --                         --            --
 Benefits paid directly or from plan assets                   (26,239)    (29,121)                    (5,257)       (4,624)
-------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                            $275,707    $289,547                    $43,708       $51,298
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                         POSTRETIREMENT
                                                                PENSION BENEFITS                            BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                         1999        1998                        1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets at beginning of year              $342,130    $313,061                    $    --        $    --
 Actual return on plan assets                                  42,212      56,322                         --             --
 Asset gain                                                     7,435          --                         --             --
 Company contributions                                            705       1,224                      5,257          4,624
 Plan participants' contributions                                 911       1,057                         --             --
 Exchange rate changes                                         (4,151)       (815)                        --             --
 Impact of remeasurement                                       (1,875)         --                         --             --
 Benefits paid from plan assets                               (25,836)    (28,719)                    (5,257)        (4,624)
-------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $361,531    $342,130                    $    --        $    --
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                         POSTRETIREMENT
                                                                PENSION BENEFITS                            BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                         1999        1998                        1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit
 obligations at end of year                                    $  85,824     $52,583                 $(43,708)      $(51,298)
Unrecognized net (gain) loss                                     (33,478)     (9,781)                 (16,315)       (21,486)
Unrecognized prior service cost                                   (2,577)     (4,344)                    (800)        (1,100)
Unrecognized net transition (asset)                                  266        (224)                      --             --
-------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                    50,035      38,234                  (60,823)       (73,884)

Underfunded plan adjustments recognized:
 Accrued minimum liability                                          (888)     (1,038)                      --             --
 Intangible asset                                                    371         434                       --             --
 Accumulated other comprehensive income, net of tax                  388         373                       --             --
-------------------------------------------------------------------------------------------------------------------------------
Net assets (liabilities) recognized on balance
 sheet at end of year                                          $  49,906     $38,003                 $(60,823)      $(73,884)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                         POSTRETIREMENT
                                                                   PENSION BENEFITS                         BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                         1999               1998                 1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of
 December 31:

Domestic plans:
---------------
 Discount rate                                                       7.5%           6.5%               7.53%       6.19%
 Expected return on plan assets                                     9.25%          9.25%
 Rate of compensation increase                                       4.5%           4.5%
 Health care cost trend rate                                                                            7.5%        7.5%

International plans:
--------------------
 Discount rate                                                6.0 - 6.25%    5.5 - 6.25%
 Expected return on plan assets                                    6 - 9%         6 - 9%
 Rate of compensation increase                                 3.5 - 4.5%       3.5 - 5%


  For 1999, the rate of compensation increase is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted average rate of approximately 4.5%.

  The health care cost trend is assumed to decrease gradually from 7.5% to 5% by 2005 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                                                 1 - PERCENTAGE   1 - PERCENTAGE
(DOLLARS IN THOUSANDS)                           POINT INCREASE   POINT DECREASE
-------------------------------------------------------------------------------------

Effect on total of service and interest
 cost components in 1999                             $  271          $  (238)

Effect on postretirement benefit obligation
 as of December 31, 1999                             $3,169          $(2,826)

  Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets are as follows:

(dollars in thousands)                                    1999       1998
----------------------------------------------------------------------------

Projected benefit obligation                            $(8,675)   $(9,237)
Accumulated benefit obligation                          $(7,767)   $(8,149)
Fair value of plan assets                               $ 2,728    $ 2,810

  The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries and several unfunded defined benefit arrangements for various other employee groups.

  Aggregate pension expense (income) amounted to $(1,851,000) in 1999, $5,121,000 in 1998 and $7,002,000 in 1997. The Company's income with respect to the defined benefit pension plans is set forth in the table above. The Company's change in the discount rate for domestic pension plans from 6.5% to 7.5% resulted in a $900,000 reduction in fourth quarter 1999 pension expense and is expected to reduce 2000 expense by approximately $3,600,000. Expense with respect to various defined contribution plans for the years ended December 31, 1999, 1998 and 1997 amounted to $9,439,000, $11,054,000 and $10,923,000, respectively.

  Effective September 30, 1999, the Company sold the CES division's rotating compressor product line (see Note 2 of the Notes to Consolidated Financial Statements for further information). This sale resulted in a one-time curtailment gain of $446,000 for the Retirement Plan. A one-time gain of $2,087,000 was also recognized as a settlement to the Retirement Plan as a result of the large number of payouts during the year which required accelerated recognition of a portion of the Retirement Plan's unrecognized net gain. There were no curtailments or settlements recognized in 1998 or 1997. In connection with the sale of the rotating compressor business, the Company retained all defined benefit pension and postretirement benefit liabilities earned by employees of this business through September 30, 1999.

  The assets of the domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed income securities.

  In addition, the Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. The Company's expense under this plan equals the matching contribution under the Plan's formula. Expense for the years ended December 31, 1999, 1998 and 1997 amounted to $7,598,000, $8,432,000 and $7,683,000, respectively.

  The Company's salaried employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions, among other benefits for active employees. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement at that date and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits, while active salaried employees do not have postretirement health care benefits.

  The hourly employees have separate plans with varying benefit formulas, but currently active employees, except for certain employees similar to those described above, will not receive health care benefits after retirement.

  All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

NOTE 9:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN


                                                          NUMBER OF SHARES
                                                     ---------------------------
                                                      LONG-TERM    NON-EMPLOYEE       WEIGHTED
                                                      INCENTIVE      DIRECTOR          AVERAGE
                                                        PLAN           PLAN        EXERCISE PRICES
-----------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1996        4,920,430       246,842           $15.95

Options granted                                       2,865,982       144,000           $34.98
Options cancelled                                      (146,795)           --           $11.70
Options exercised                                    (1,592,970)     (147,250)          $12.84
-----------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1997        6,046,647       243,592           $26.02

Options granted                                       2,485,019        96,540           $35.32
Options cancelled                                      (154,352)           --           $33.00
Options exercised                                    (1,324,498)      (21,592)          $16.65
-----------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1998        7,052,816       318,540           $30.84

Options granted                                       1,646,113        61,740           $41.35
Options cancelled                                      (230,004)           --           $36.80
Options exercised                                      (884,744)           --           $17.74
-----------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1999/1/     7,584,181       380,280           $34.38
-----------------------------------------------------------------------------------------------------
Stock options exercisable at December 31, 1999/1/     3,560,046       292,800           $31.19
-----------------------------------------------------------------------------------------------------

/1/  Exercise prices range from $8.329 to $70.625 per share.

  Options are granted to key employees under the Long-term Incentive Plan and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year or in annual increments of one-sixth, one-third, one-third and one-sixth. In 1998, options that fully vested at the end of 1999 were also granted to a limited number of employees. These options all expire ten years after the date of grant. Certain key executives also elected in 1998 to receive options in lieu of salary for the year ended December 31, 1999. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period. Similar options were not granted in 1999 with respect to salary for the year 2000.

  Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually. In addition, directors are permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. All directors elected to receive all of their retainer in stock options for 1999, 1998 and 1997. The election to receive their entire retainer in stock options for the year 1999 was made during 1998. As a result, the shares granted during 1998 in lieu of the retainer amounted to 34,800 for the period through December 31, 1998 and 25,740 for the year 1999. Additionally, during 1999, directors were granted 25,740 shares in lieu of retainer for the year 2000. The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In the case of options granted in lieu of retainer, the options become exercisable one year following the beginning of the retainer period and expire five years following the beginning of the retainer period.

  As of December 31, 1999, shares reserved for future grants under the Long-term Incentive and Non-employee Director Stock Option Plans were 663,778 and 456,878, respectively. The weighted-average remaining contractual life of all options at December 31, 1999 is approximately 6.8 years.

  Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income and earnings per share as if the Company had accounted for the stock option grants and the Employee Stock Purchase Plan (ESPP) using the fair value method described in that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.5%, 5.2% and 5.9%; dividend yields of zero, zero and 0.8%; volatility factors of the expected market price of the Company's Common stock of
 .494, .482 and .349; and a weighted-average expected life of the options of 3.6,
4.0 and 3.5 years. These assumptions resulted in a weighted-average grant date fair value for options and the ESPP of $17.02 and $10.56, respectively, for 1999; $15.18 and $10.11, respectively, for 1998; and $10.83 and $14.49, respectively, for 1997. For purposes of the pro forma disclosures, the estimated fair value is amortized to expense over the vesting period. Reflecting the amortization of this hypothetical expense for 1999, 1998 and 1997 results in pro forma net income and diluted earnings per share of $20,417,000 and $0.36, respectively, for 1999; $118,562,000 and $2.11, respectively, for 1998; and $128,875,000 and $2.32, respectively, for 1997.

EMPLOYEE STOCK PURCHASE PLAN

  Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time domestic, U.K., Ireland, Singapore and Canada employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 1999/2000 plan, over 1,700 employees elected to purchase approximately 192,000 shares of the Company's Common stock at $31.03 per share, or 85% of the market price of the Company's Common stock on July 31, 2000, if lower. A total of 210,057 shares were purchased at $30.23 per share on July 31, 1999 under the 1998/1999 plan.

NOTE 10:  LONG-TERM DEBT

                                                 DECEMBER 31,
-------------------------------------------------------------------
(dollars in thousands)                         1999        1998
-------------------------------------------------------------------
Floating-rate revolving credit advances      $125,341    $350,939
Other long-term debt                           75,059      50,756
Obligations under capital leases                9,932      12,267
-------------------------------------------------------------------
                                              210,332     413,962
Current maturities                            (14,472)    (49,599)
-------------------------------------------------------------------
Long-term portion                            $195,860    $364,363
-------------------------------------------------------------------

  The Company is party to a long-term credit agreement (the Credit Agreement) with various banks which provides for an aggregate unsecured borrowing capacity of $475,000,000 of floating-rate revolving credit advances maturing March 31, 2002. The Company is required to pay a facility fee on the committed amount under the Credit Agreement, which at December 31, 1999 equalled .075% annually.

  The Company had entered into agreements during 1998 with five banks providing for additional committed credit facilities totaling $155,000,000. These agreements were allowed to expire during the third quarter of 1999 without being renewed.

  In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries.

  At December 31, 1999, the weighted-average interest rate on the revolving credit advances was 6.35% (5.72% at December 31, 1998). Excluding approximately $1,071,000 of dollar equivalent local currency indebtedness in Brazil at a notional rate (before currency effects) of 25% annually, the average interest rate on the remaining debt was 6.86% at December 31, 1999 (6.6% at December 31, 1998).

  At December 31, 1999, the Company had reclassified as long-term $54,529,000 (none at December 31, 1998) of indebtedness which by its terms represents a current liability reflecting the Company's intention and ability to refinance such amounts under the Credit Agreement. As a result, future maturities of the floating-rate revolving credit advances and other long-term debt are $10,026,000, $-0- and $190,374,000 for the years 2000, 2001 and 2002, respectively.

  As described further in Note 14, the Company has entered into interest rate swaps with a notional value of $75,000,000, resulting in an effective fixed rate of 5.77% on that portion of the Company's outstanding debt for the period from January 1, 2000 until the expiration of all outstanding agreements on June 30, 2000.

  During March 1999, the Company entered into interest rate swaps with various financial institutions to effectively convert $175,000,000 of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 6.46%. This transaction replaced existing treasury locks, or forward rate agreements. The Company paid $8,235,000 to the counterparties to the treasury locks in connection with the termination of these agreements. In December 1999, the Company terminated the interest rate swaps, receiving $11,239,000 from the counterparties to these agreements. Of the net $3,004,000 gain, $899,000 was recognized in the fourth quarter of 1999 and the remainder is being amortized to interest expense over the remaining 10-year life of the interest rate swaps.

  At December 31, 1999, the Company had $349,659,000 of committed borrowing capacity available plus additional uncommitted amounts available under various other borrowing arrangements.

  Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios including a debt-to-capitalization ratio of not more than 50%, except in certain instances involving acquisitions, and a coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) less capital expenditures equal to at least 2.5 times interest expense. The Credit Agreement also specifies certain limitations regarding additional indebtedness outside the Credit Agreement and the amounts invested in the Company's foreign subsidiaries. The Company has been, throughout all periods reported, and was, at December 31, 1999, in compliance with all loan covenants.

  For the years 1999, 1998 and 1997, total interest expense was $27,834,000, $32,721,000 and $28,591,000, respectively. Interest paid by the Company in 1999, in 1998 (after considering $2,187,000 of interest capitalized during 1998) and in 1997 is not materially different than the amounts expensed.

  At December 31, 1999, the Company was party to a long-term lease extending out 12 years (inclusive of renewal options) involving annual rentals of up to $2,400,000. The Company also leases certain facilities, office space, vehicles, and office, data processing and other equipment under capital and operating leases. The obligations with respect to these leases are generally for five years or less and are not considered to be material individually or in the aggregate.

NOTE 11:  INCOME TAXES

                                                                             Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                    1999          1998           1997
---------------------------------------------------------------------------------------------------------------
Income before income taxes:
 U.S. operations                                                       $  13,536        $ 58,976    $  97,024
 Foreign operations                                                       57,380         136,752      102,354
----------------------------------------------------------------------------------------------------------------
   Income before income taxes                                          $  70,916        $195,728    $ 199,378
----------------------------------------------------------------------------------------------------------------

Income taxes:
 Current:
  U.S. federal                                                         $  10,805        $ 14,973    $  23,914
  U.S. state and local and franchise                                       4,501           3,934        3,905
  Foreign                                                                 23,296          34,628       15,900
----------------------------------------------------------------------------------------------------------------
                                                                          38,602          53,535       43,719
----------------------------------------------------------------------------------------------------------------
 Deferred:
  U.S. federal                                                            (6,829)            126        9,558
  U.S. state and local                                                    (1,026)             19        1,567
  Foreign                                                                 (2,833)          5,892        3,952
----------------------------------------------------------------------------------------------------------------
                                                                         (10,688)          6,037       15,077
----------------------------------------------------------------------------------------------------------------
   Income tax provision                                                $  27,914        $ 59,572    $  58,796
----------------------------------------------------------------------------------------------------------------
Items giving rise to deferred income taxes:
 Reserves and accruals                                                 $ (16,349)       $    812    $  (4,266)
 Inventory allowances, full absorption and LIFO                           (8,315)          3,906       15,196
 Percentage of completion income (recognized) not
  recognized for tax                                                      (2,018)         (2,877)        (808)
 Prepaid medical and dental expenses                                        (166)             35       (4,511)
 Postretirement benefits other than pensions                               4,996           4,429        4,501
 U.S. tax deductions less than (in excess of) amounts
  currently deductible                                                    15,744          (5,927)      (1,694)
 Other                                                                    (4,580)          5,659        6,659
----------------------------------------------------------------------------------------------------------------
   Deferred income taxes                                               $ (10,688)       $  6,037    $  15,077
----------------------------------------------------------------------------------------------------------------

The differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:
  U.S. federal statutory rate                                              35.00%          35.00%       35.00%
  Nondeductible goodwill                                                    4.48            1.52         1.43
  State and local income taxes                                              2.37            0.93         1.69
  Tax exempt income                                                        (0.99)          (1.43)       (0.88)
  Foreign statutory rate differential                                      (2.75)          (2.30)       (1.14)
  Change in valuation of prior year tax assets                             (3.24)          (3.57)       (7.10)
  Losses not receiving a tax benefit                                        2.64            0.91         0.59
  All other                                                                 1.85           (0.62)       (0.10)
----------------------------------------------------------------------------------------------------------------
   Total                                                                   39.36%          30.44%       29.49%
----------------------------------------------------------------------------------------------------------------
Total income taxes paid                                                $  42,696        $ 22,166    $  12,929
----------------------------------------------------------------------------------------------------------------


                                                                                    DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                   1999                         1998
----------------------------------------------------------------------------------------------------------------
Components of deferred tax balances:
 Deferred tax liabilities:
  Plant and equipment                                                  $ (38,415)                   $ (42,571)
  Inventory                                                              (45,628)                     (53,757)
  Pensions                                                               (10,073)                     (10,592)
  Percentage of completion                                                    --                       (2,018)
  Other                                                                  (35,723)                     (27,576)
----------------------------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                       (129,839)                    (136,514)
----------------------------------------------------------------------------------------------------------------
 Deferred tax assets:
  Postretirement benefits other than pensions                             23,265                       28,261
  Reserves and accruals                                                   51,916                       35,100
  Net operating losses and related deferred tax assets                     9,058                       22,865
  Other                                                                    7,021                          637
----------------------------------------------------------------------------------------------------------------
   Total deferred tax assets                                              91,260                       86,863
----------------------------------------------------------------------------------------------------------------
 Valuation allowance                                                     (18,695)                     (19,120)
----------------------------------------------------------------------------------------------------------------
     Net deferred tax liabilities                                      $ (57,274)                   $ (68,771)
----------------------------------------------------------------------------------------------------------------

  The Company's 1999 effective tax rate of 39.36% is comprised of an effective tax rate of 43.0% with respect to the preliminary pre-tax gain on the sale of the Rotating compressor business and a 32.9% rate with respect to the remainder of the Company's earnings. During each of the last three years certain of the Company's international operations have incurred losses that have not been tax benefited, while others, that had losses in a prior year, generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 1999 and 1998 respectively, $2,300,000 and $2,032,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company's overall effective tax rate are included in the rate reconciliation captions:
"Change in valuation of prior year tax assets" and "Losses not receiving a tax benefit". As a result of all of the foregoing, the valuation allowances established in prior years were reduced in 1999, 1998 and 1997 by $425,000, $5,201,000 and $12,896,000, respectively, with a corresponding reduction in the Company's income tax expense.

  In 1999, all of the deferred tax assets recorded in 1998 and 1997 and prior years with respect to U.S. taxable losses were utilized such that, along with other deductions originating in 1999, the Company paid only a small amount of actual tax during 1999 on its domestic earnings, including the gain on the sale of Rotating. During 1998 and 1997, a primary item giving rise to the domestic taxable loss was the tax deduction that the Company receives with respect to certain employee stock benefit plan transactions. This benefit, which is credited to capital in excess of par value, amounted to $15,223,000 and $22,367,000 in 1998 and 1997, respectively. The comparable 1999 benefit of $5,693,000 was fully utilized during 1999.

  The Company's tax provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. The Company's accruals are sufficient to cover the additional U.S. taxes estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 1999, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries except certain unremitted earnings in the U.K., Ireland, and Singapore which are considered to be permanently reinvested.

NOTE 12:  COMMON STOCK, PREFERRED STOCK AND RETAINED DEFICIT

COMMON STOCK

  During the Annual Meeting of Stockholders held on May 14, 1998, an Amended and Restated Certificate of Incorporation was approved resulting in an increase in the amount of Common stock the Company is authorized to issue from 75,000,000 shares to 150,000,000 shares, par value $.01 per share.

  In November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans. In December 1999, the Company exercised its option under outstanding forward purchase agreements to purchase 3,515,900 shares of its common stock from various third parties at a specified price as defined in the agreements. The total amount paid was $98,378,000, which includes $6,046,000 of prepaid acquisition costs. In addition, the Company also purchased approximately 503,000 shares during the fourth quarter of 1997 and 709,700 shares in January 1998. Treasury shares are utilized to satisfy stock option exercises and stock issuances under the Employee Stock Purchase Plan. Additionally, at December 31, 1999, 10,417,983 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

PREFERRED STOCK

  The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 1999, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

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

RETAINED DEFICIT

  The Company's retained deficit as of December 31, 1999 and 1998 includes a $441,000,000 charge related to the goodwill write-down which occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's board of directors from a current year's earnings as well as from the net of capital in excess of par value less the retained deficit. Accordingly, at December 31, 1999, the Company had approximately $821,651,000 from which dividends could be paid.

NOTE 13:  INDUSTRY SEGMENTS

  The Company's operations are organized into four separate business segments, each of which is also a division with a President who reports to the Company's Chairman and Chief Executive Officer. The four segments are Cameron, CCV, CES and CTC. Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Split out from Cameron as a separately managed business in mid-1995, CCV provides a full range of ball valves, gate valves, butterfly valves and accessories used primarily to control pressures and direct oil and gas as they are moved from individual wellheads through transmission systems to refineries, petrochemical plants and other processing centers. CES designs, manufactures, markets and services compression and power equipment including engines, integral engine compressors, reciprocating compressors, turbochargers and ignition systems. Through September 30, 1999, CES operations also included a rotating compressor product line. See Note 2 for additional information regarding the sale of this business.

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

  For the years ended December 31, 1999, 1998 and 1997, the Company incurred research and development costs designed to enhance or add to its existing product offerings totaling $34,827,000, $33,034,000 and $25,371,000, respectively. Cameron accounted for 78%, 79% and 72% of each respective year's total costs.



(dollars in thousands)                                    FOR THE YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                           CORPORATE
                                             CAMERON       CCV         CES        CTC       & OTHER     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
Revenues                                    $  811,228   $231,715   $317,074    $104,743    $     --      $1,464,760
-----------------------------------------------------------------------------------------------------------------------

EBITDA1                                     $  139,281   $ 33,368   $  9,947    $ 22,867    $(12,412)     $  193,051
Depreciation and amortization                   44,416     12,965     18,491       6,639       1,205          83,716
Interest expense                                    --         --         --          --      27,834          27,834
Nonrecurring/unusual charges (credits)          15,881      9,873    (15,877)        708          --          10,585
-----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes                 $   78,984   $ 10,530   $  7,333    $ 15,520    $(41,451)     $   70,916
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                        $   38,835   $  4,891   $ 16,925    $  4,050    $    208      $   64,909
-----------------------------------------------------------------------------------------------------------------------
Total assets                                $  908,120   $245,102   $194,417    $101,867    $ 21,213      $1,470,719
-----------------------------------------------------------------------------------------------------------------------



(dollars in thousands)                                    FOR THE YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                           CORPORATE
                                             CAMERON       CCV         CES        CTC       & OTHER     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
Revenues                                    $1,021,088   $309,021   $417,663    $134,339    $     --      $1,882,111
-----------------------------------------------------------------------------------------------------------------------
EBITDA/1/                                   $  214,969   $ 60,906   $ 24,694    $ 32,691    $(10,381)     $  322,879
Depreciation and amortization                   34,795     12,509     17,884       6,253       1,033          72,474
Interest expense                                    --         --         --          --      32,721          32,721
Nonrecurring/unusual charges                     6,063      7,796      7,810         287          --          21,956
-----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes                 $  174,111   $ 40,601   $ (1,000)   $ 26,151    $(44,135)     $  195,728
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                        $   82,028   $  5,563   $ 20,696    $  6,291    $    891      $  115,469
-----------------------------------------------------------------------------------------------------------------------
Total assets                                $1,041,738   $295,327   $359,739    $112,261    $ 14,538      $1,823,603
-----------------------------------------------------------------------------------------------------------------------



(dollars in thousands)                                    FOR THE YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------
                                                                                           CORPORATE
                                             CAMERON       CCV         CES        CTC       & OTHER     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
Revenues                                    $  874,747   $244,910   $527,325    $159,127    $     --      $1,806,109
-----------------------------------------------------------------------------------------------------------------------
EBITDA/1/                                   $  160,547   $ 47,164   $ 54,513    $ 44,654    $(13,047)     $  293,831
Depreciation and amortization                   31,008      9,802     19,241       5,105         706          65,862
Interest expense                                    --         --         --          --      28,591          28,591
-----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes                 $  129,539   $ 37,362   $ 35,272    $ 39,549    $(42,344)     $  199,378
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                        $   47,072   $  4,348   $  9,243    $ 10,329    $  1,305      $   72,297
-----------------------------------------------------------------------------------------------------------------------
Total assets                                $  951,569   $188,246   $377,051    $114,320    $ 12,044      $1,643,230
-----------------------------------------------------------------------------------------------------------------------



Geographic Information:
                                DECEMBER 31, 1999         DECEMBER 31, 1998         DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------
                                          LONG-LIVED                LONG-LIVED                LONG-LIVED
                              REVENUES      ASSETS      REVENUES      ASSETS      REVENUES      ASSETS
-----------------------------------------------------------------------------------------------------------

United States                $  805,171     $445,497   $  991,738     $510,482   $1,001,103     $405,674
United Kingdom                  225,364      123,541      368,945      140,759      330,011      128,757
Other foreign countries         434,225      131,529      521,428      132,799      474,995      101,534
-----------------------------------------------------------------------------------------------------------
 Total                       $1,464,760     $700,567   $1,882,111     $784,040   $1,806,109     $635,965
-----------------------------------------------------------------------------------------------------------

/1/ Earnings before interest, taxes, depreciation and amortization (excluding nonrecurring/unusual charges (credits)).

  Intersegment sales and related receivables for each of the years shown were immaterial and have been eliminated.

  For normal management reporting, and therefore the above segment information, consolidated interest expense is treated as a Corporate expense because debt, including location, type, currency, etc., is managed on a worldwide basis by the Corporate Treasury Department.

NOTE 14: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk

  At December 31, 1999, the Company was contingently liable with respect to approximately $33,447,000 ($86,055,000 at December 31, 1998) of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. Of the outstanding total, approximately 73% relates to Cameron. The Company was also liable for approximately $24,991,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company ($20,994,000 at December 31, 1998). While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business.

  Except for certain financial instruments as described below, the Company's other off-balance sheet risks are not material.

Concentrations of Credit Risk

  Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company has no significant concentrations of credit risk at December 31, 1999.

Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, interest rate swap contracts and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. Based on the spread between the contract forward rate and the spot rate as of year-end on contracts with similar terms to existing contracts, the fair value associated with the Company's foreign currency forward contracts was approximately $252,000 higher than nominal value at December 31, 1999.

  As described in Note 10 of the Notes to Consolidated Financial Statements, the Company is a party to various interest rate swap agreements with a notional amount of $75,000,000. On a mark-to-market basis at December 31, 1999, the interest rate swaps had current values that were approximately $204,000 above their nominal values.

NOTE 15:  SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

  Increase (decrease) in net assets:

                                                                 YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------
(dollars in thousands)                                               1999       1998
--------------------------------------------------------------------------------------------
Common stock issued for employee stock ownership and
 retirement savings plans                                            $7,425    $ 4,359
Adjustment of minimum pension liability                                 (15)       (80)
Tax benefit of certain employee stock benefit plan transactions       5,693     15,223
Other                                                                   549       (549)

NOTE 16:  EARNINGS PER SHARE

  The weighted average number of common shares (utilized for basic earnings per share presentation) and common stock equivalents outstanding for each period presented was as follows:

                                                                                  YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
(amounts in thousands)                                              1999                  1998                    1997
-----------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                          53,328                52,857                 52,145
Common stock equivalents                                             1,520                 2,045                  3,461
-----------------------------------------------------------------------------------------------------------------------------
Shares utilized in diluted earnings per share presentation          54,848                54,902                 55,606
-----------------------------------------------------------------------------------------------------------------------------

NOTE 17:  ACCUMULATED OTHER ELEMENTS OF COMPREHENSIVE INCOME

                                                                                                  DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                  1999                       1998
-----------------------------------------------------------------------------------------------------------------------------
Accumulated foreign currency translation
 gain (loss)                                                                          $(11,651)                   $17,828
Accumulated adjustments to record minimum
 pension liabilities                                                                      (388)                      (373)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      $(12,039)                   $17,455
-----------------------------------------------------------------------------------------------------------------------------

NOTE 18:  UNAUDITED QUARTERLY OPERATING RESULTS

                                                                                       1999 (BY QUARTER)
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)                         1/2/              2/2/              3/2/           4/2/
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $383,954          $385,022          $373,473       $322,311
Gross margin/1/                                                      103,921            99,268            98,751         96,845
Net income                                                            10,762             9,129            15,928          7,183
Earnings per share:
 Basic                                                                   .20               .17               .30            .14
 Diluted                                                                 .20               .17               .29            .13

                                                                                       1998 (BY QUARTER)
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)                         1                 2                 3/2/           4/2/
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $426,896          $502,706          $477,213       $475,296
Gross margin/1/                                                      128,564           153,828           140,639        129,558
Net income                                                            33,223            45,064            31,153         26,716
Earnings per share:
 Basic                                                                   .63               .86               .59            .50
 Diluted                                                                 .60               .81               .58            .49


/1/ Gross margin equals revenues less cost of sales before depreciation and amortization.
/2/ See Note 2 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges (credits) incurred during 1999 and 1998.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

  The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 1999. The financial information included herein may not necessarily be indicative of the financial position or results of operations of the Company in the future or of the financial position or results of operations of the Company that would have been obtained if the Company had been a separate, stand-alone entity during all periods presented. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.


                                                                       YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share)               1999          1998          1997          1996          1995
------------------------------------------------------------------------------------------------------------------------
Income Statement Data/1/:
 Revenues                                           $1,464,760    $1,882,111    $1,806,109    $1,388,187    $1,144,035
------------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
  Cost of sales (exclusive of
   depreciation and amortization)                    1,065,975     1,329,522     1,296,947     1,010,558       881,798
  Depreciation and amortization                         83,716        72,474        65,862        62,480        71,754
  Selling and administrative
   expenses                                            205,734       229,710       215,331       194,983       181,097
  Interest expense                                      27,834        32,721        28,591        20,878        23,273
  Provision for impairment of
   goodwill                                                 --            --            --            --       441,000
  Nonrecurring/unusual charges (credits), net/2/        10,585        21,956            --         7,274        41,509
------------------------------------------------------------------------------------------------------------------------
                                                     1,393,844     1,686,383     1,606,731     1,296,173     1,640,431
------------------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes                      70,916       195,728       199,378        92,014      (496,396)
 Income tax provision                                  (27,914)      (59,572)      (58,796)      (27,830)       (3,657)
------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                  $   43,002    $  136,156    $  140,582    $   64,184    $ (500,053)
------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) per share (pro
  forma prior to June 30, 1995)/3/:
   Basic                                                  $.81         $2.58         $2.70         $1.27        $(9.98)
   Diluted                                                $.78         $2.48         $2.53         $1.21        $(9.98)
------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at the end of
 period):
  Total assets                                      $1,470,719    $1,823,603    $1,643,230    $1,468,922    $1,135,405
  Stockholders' equity                                 714,078       780,285       642,051       516,128       423,588
  Long-term debt                                       195,860       364,363       328,824       347,548       234,841
  Other long-term obligations                          138,955       149,113       143,560       160,405       160,267

/1/ The Company became a separate public company effective June 30, 1995 in connection with the completion of an exchange offer involving the stockholders of its former parent, Cooper Industries, Inc. (Cooper). The financial information for periods prior to this date were prepared as if the Company had been a separate entity from Cooper and included the assets, liabilities, revenues and expenses that were directly related to the Company's operations. Because the majority of the Company's domestic results and, in certain cases, foreign results were included in the consolidated financial statements of Cooper on a divisional basis, there were no separate meaningful historical equity accounts for the Company prior to June 30, 1995. Additionally, for periods prior to June 30, 1995, all of the excess cash generated by the Company's operations was regularly remitted to Cooper pursuant to Cooper's centralized cash management program. As a result, total indebtedness prior to June 30, 1995 has been held constant at $375,000,000.

/2/ See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges (credits) incurred during 1999 and 1998. Information relating to the nonrecurring/unusual charges incurred during 1996 and 1995 may be found in the 1996 Annual Report to Stockholders.

/3/ For periods prior to June 30, 1995, earnings (loss) per share amounts have been computed on a pro forma basis based on the assumption that 50,000,000 shares of Common stock were outstanding during each period presented.