Form 10-K405, Exhibit 13
period 2000-12-31
COOPER CAMERON CORP
filed 2001-03-26
CIK 941548

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

Overview
  The Company's operations are organized into four separate business segments -- Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. CCV provides a full range of ball valves, gate valves, butterfly valves and accessories to customers across a wide range of the energy industry and industrial market. CES designs, manufactures, markets and services natural gas compression equipment, primarily for the energy industry, and CTC provides centrifugal air compressors and aftermarket products to manufacturing companies and chemical process industries worldwide.
  The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

                                                               YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------
                                                                  2000     1999     1998
-----------------------------------------------------------------------------------------
Revenues                                                         100.0%   100.0%   100.0%
-----------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales (exclusive of depreciation and amortization)       70.3     73.0     70.8
 Depreciation and amortization                                     5.4      5.7      3.8
 Selling and administrative expenses                              14.2     13.9     12.2
 Interest expense                                                  1.3      1.9      1.7
 Nonrecurring/unusual charges                                      5.6      0.7      1.2
-----------------------------------------------------------------------------------------
  Total costs and expenses                                        96.8     95.2     89.7
-----------------------------------------------------------------------------------------
Income before income taxes                                         3.2      4.8     10.3
Income tax provision                                              (1.2)    (1.9)    (3.1)
-----------------------------------------------------------------------------------------
Net income                                                         2.0%     2.9%     7.2%
=========================================================================================

2000 COMPARED TO 1999
  Cooper Cameron Corporation had net income of $27.7 million, or $.50 per share, for the twelve months ended December 31, 2000 compared with $43.0 million, or $.78 per share in 1999.
  The results for 2000 included after-tax charges of $56.6 million ($77.4 million pre-tax), or $1.03 per share for the cost of exiting a product line and other cost rationalization programs in all four segments. Of these charges, approximately 52% either have required, or will ultimately require, the use of cash, while the remaining 48% reflected write-offs and write-downs of intangible and tangible assets. Further information regarding the types of costs, a breakdown by segment and a breakdown by major project is set forth in Note 2 of the Notes to Consolidated Financial Statements. At December 31, 2000, the Company had balance sheet accruals totaling $13.3 million with respect to the above charges, including remaining accruals for similar expenses incurred in 1999. The Company currently anticipates that all but approximately $2.8 million of these accruals will be paid out during 2001. The remaining balance relates to such items as the carrying costs for facilities being held for sale that may be spread over several additional years.
  Excluding these nonrecurring/unusual charges, the Company earned $1.53 per share in 2000 compared to $1.00 per share in 1999--an increase of 53%.

REVENUES
  Revenues for 2000 totaled $1.387 billion, reflecting a 6% decline from 1999's total of $1.475 billion. Excluding 1999 revenues of $93.1 million attributable to the CES rotating compressor business that was sold on September 30, 1999, revenues year-to-year were essentially unchanged, with an increase in Cameron offsetting decreases in the other three segments. Revenues for 1999 and prior years have been restated to exclude certain freight costs that are now required to be treated as an element of cost of sales rather than a reduction of revenues.

  Revenues for Cameron totaled $838.3 million, an increase of 3% from 1999 revenues of $817.1 million. Revenue increases in both subsea and aftermarket products more than offset a fairly significant decline in drilling and a smaller decline in surface products. At the end of 1999, the Company had a fairly significant backlog of larger drilling projects, including control systems that were delivered during 2000 but not replaced with additional large project orders at this stage of the recovery in the markets served by Cameron. Subsea products benefited from deliveries related to a large project offshore in the Philippines, as well as several projects in Equatorial Guinea. As with drilling, however, 2000 did not produce additional large subsea project orders. As a result, while the overall subsea backlog is somewhat higher at the end of 2000 than at the beginning, the proportion of larger versus smaller projects has declined. The small decline in year-over-year revenues from surface products was more a matter of individual markets than an overall trend, with improvements in the Western Hemisphere offset by declines in Europe and, to a lesser degree, Asia Pacific. Overall, the aftermarket products fared best with not only a 17% improvement in revenues but also a 67% improvement in backlog. This result reflected improvements in nearly all geographic areas as customers were repairing and upgrading oilfield equipment in response to higher oil and gas prices.
  CCV's revenues of $221.1 million declined by 5% from 1999's $233.6 million. Increases in distributor products and aftermarket revenues were more than offset by declines in pipeline valve sales and in Orbit valves, which are sold primarily in industrial applications. Although order activity improved in 2000 compared to 1999, the overall decline in revenues was primarily the result of a higher backlog level, particularly in pipeline valves, at the beginning of 1999 compared to the beginning of 2000. Backlog at the beginning of 2001 is over 30% higher than at the beginning of 2000, but still over 20% below the beginning of 1999.
  Revenues for CES, excluding the revenues related to the rotating compressor business as noted above, declined by less than 1%. Excluding revenues related to the new unit Superior engine business (in the process of being discontinued), which declined by $6 million year over year, CES's revenues actually increased by nearly 2%. Declines in the Superior separable compressor line, which were negatively affected by the problems in the Superior engine business, as well as start-up issues at a new manufacturing facility near Houston, Texas where these compressors will now be manufactured, were more than offset by a 12% improvement in CES aftermarket revenues. Following the discontinuance of the new unit engine business, nearly 70% of CES revenues in future periods are currently expected to come from aftermarket parts and service.
  CTC revenues of $102.4 million were down slightly (2%) from 1999's total of $104.7 million. This decline was entirely attributable to a nearly 35% decline in revenues from CTC's highly engineered process air machines that are utilized by air separation companies throughout the world. Revenue growth in plant air machines, as well as improvements in both aftermarket parts and repairs, were nearly sufficient to offset this decline.

COST AND EXPENSES
  While revenues declined by $88.4 million as discussed above, cost of sales (exclusive of depreciation and amortization) decreased by $101.5 million producing $13.1 million of additional margin (a 2.7 percentage point improvement in the gross margin percentage (defined as revenues less cost of sales as a percentage of revenues)). These results are discussed below in more detail for each segment.
  Cameron's gross margin percentage remained essentially unchanged at approximately 29%. The savings generated by restructuring programs were offset by start-up problems with a new drilling controls system, as well as pricing pressure in both the Asia Pacific and Eastern Hemisphere regions, resulting in net additional margin of $3.9 million.
  CCV's gross margin percentage improved by nearly 4 percentage points to 32.2% as benefits from earlier restructuring efforts continued, along with a revenue shift from pipeline to distributor products (which normally carry higher margins) and a growth in aftermarket revenues more than offsetting a decline in Orbit, which has the highest overall margin percentage. This improvement resulted in $5.1 million of additional margin.
  CES's gross margin percentage increased from 18.4% to 27.0% almost entirely as a result of the disposition of the rotating compressor business. Particularly in 1999, this business had a very low gross margin percentage and, after period costs, including an allocation of general overhead expenses, actually operated at a loss. CES's margin improvement was $1.9 million. The decision to exit the Superior new unit engine business should provide further improvements in 2001 and beyond, since this product line was generating virtually no gross margin and operating at a loss after period costs are considered.
  CTC's gross margin percentage improved by slightly more than three percentage points to 35.8%. This result reflects productivity improvements as well as a focus on controlling the fixed-cost components of cost of sales. Machine tool upgrades over the last several years, as well as a single manufacturing plant environment that permits closer management control, facilitated the improvement. CTC's margin improvement was $2.5 million.
  Depreciation and amortization expense declined from $83.7 million in 1999 to $75.3 million in 2000. Virtually all of this decline occurred at CES, where fixed assets sold in connection with the sale of the rotating compressor business, as well as those eliminated in various restructurings, more than offset any incremental increase resulting from new capital expenditures. In the other segments, year-to-year expense was essentially flat as depreciation on new additions offset the effect of assets that became fully depreciated.
  Selling and administrative expense declined by $8.3 million from $205.7 million in 1999 to $197.4 million in 2000. As a percentage of revenues, this expense remained largely unchanged at 14%. From a segment perspective, CES had the largest decline at $7.6 million, or 15.6%, for the same reasons discussed above in connection with depreciation and amortization expense. Cameron also had lower costs ($5.6 million or 5.5%) reflecting the benefits of restructuring efforts and additional pension income from higher returns on pension assets, while CCV, CTC and Corporate all had small increases primarily related to sales and marketing initiatives.
  Reflecting the various factors discussed above, operating income (defined as earnings before the 1999 gain on sale, nonrecurring/unusual charges, corporate expenses, interest and taxes) totaled $155.0 million, or an improvement of $32.0 million over 1999's $123.0 million. Cameron increased from $94.9 million to $103.0 million, CCV increased from $20.4 million to $25.7 million, CES increased from a loss of $(8.5) million to income of $8.8 million and CTC increased from $16.2 million to $17.5 million.
  Interest expense declined from $27.8 million in 1999 to $18.0 million in 2000. This decline was almost entirely attributable to approximately $200 million of cash received on September 30, 1999 in connection with the sale of the CES rotating compressor business.
  The tax rate for 2000 was 36.8%, reflecting the combination of a full-year rate on operational earnings, including nonrecurring/unusual charges, of 30.5% and the absence of a tax deduction on $9.1 million of translation component write-offs (included in nonrecurring) that are not deductible for tax purposes. The 30.5% compares with 32.9% in 1999 and is lower primarily because the proportion of foreign income in certain lower tax rate locations such as Singapore and Ireland was higher in 2000 than in 1999.

1999 COMPARED TO 1998
  Cooper Cameron Corporation had net income of $43.0 million, or $.78 per share, for the twelve months ended December 31, 1999. This compares to $136.2 million, or $2.48 per share, for the same period in 1998.
  Included in the 1999 results were after-tax charges of $37.5 million ($55.9 million pre-tax), or $.69 per share, for cost rationalization in all four segments. These charges included non-cash asset write-downs, severance costs for staff reductions and $9.2 million in pre-tax charges related to various cost reduction programs initiated during 1998.
  Providing a partial offset to nonrecurring expense was a preliminary after-tax gain of $25.8 million ($45.3 million pre-tax), or $.47 per share, on the sale of the CES rotating compressor business to Rolls-Royce plc for approximately $200 million in cash.
  Included in the 1998 results were $15.5 million, or $.28 per share, in after-tax nonrecurring/unusual charges ($22.0 million pre-tax), primarily for severance costs in all four segments. See Note 2 of the Notes to Consolidated Financial Statements for further information regarding the nonrecurring/unusual charges recorded in both 1999 and 1998.
  Excluding these nonrecurring/unusual charges, the Company earned $1.00 per share in 1999 compared to $2.76 per share in 1998.

REVENUES
  Revenues for 1999 totaled $1.475 billion, a decrease of 22% from the $1.893 billion in 1998, with declines in all four segments. Revenues for Cameron totaled $817.1 million, a decrease of 20% from 1998 revenues of $1.025 billion. Revenues decreased in surface and subsea products, while drilling product revenues increased. Drilling product revenues were heavily influenced by long lead-time major project orders booked during 1998, while subsea products suffered from the lack of major projects in the Gulf of Mexico and North Sea. Surface products, which have a shorter delivery cycle and respond more quickly to changes in orders, reflected the low levels of activity in this market during 1999. Revenues for Cameron Controls, Cameron Willis, and aftermarket are included in drilling, surface, and subsea product categories. On a geographical basis, revenues decreased in all regions. The Western Hemisphere declined primarily due to weak surface product activity related to the generally sluggish market conditions in the U.S., Canada, and Latin America. The Eastern Hemisphere decreased primarily due to the weak activity in the North Sea, while Asia Pacific declined due to delayed gas development projects throughout the region.
  CCV's revenues of $233.6 million declined by 25% from the $311.8 million in 1998. The weakness was across all products and markets, including oilfield distributor products, where customers worked off excess inventories during 1999, and in pipeline valves, where major projects were delayed. Additionally, Orbit Valve International, Inc. (Orbit Valve) products declined, due to a lack of major upgrade or new chemical plant projects, in spite of an extra quarter of revenues in 1999 (the business was acquired April 2, 1998).
  Revenues for CES of $319.7 million declined by 24% from the $422.5 million in 1998. The market served by this segment remained very competitive during 1999, with industry-wide overcapacity. Virtually all of the revenue decline was in the rotating compressor business, which was sold to Rolls-Royce plc on September 30, 1999. Through the sale date, this portion of the business had revenues of $93.1 million, compared to $188.1 million for all of 1998. The ongoing reciprocating products business declined by 3% from 1998 to 1999 due to generally stagnant market conditions.
  CTC had revenues of $104.7 million, or a decrease of 22%, from $134.3 million in 1998, with declines across all lines of the business. The most significant decline was in process air machines, where large air separation customers delayed placing new orders during 1999. The overall low level of products sold directly to Southeast Asian markets was the primary factor in the plant air machine market during the year. This continuing weakness in the Asian markets also caused industrial development projects in other parts of the world to be pushed out and, when undertaken, to be more price competitive.

COST AND EXPENSES
  The $418.3 million revenue decrease discussed above resulted in a $264.4 million decrease in cost of sales (exclusive of depreciation and amortization) and a resulting gross margin shortfall of $153.9 million. Because short-term cost control measures were not able to keep pace with the revenue decline, as well as changes in sales mix, the gross margin percentage (defined as revenues less cost of sales as a percentage of revenues) declined by 2.2 percentage points. This result is discussed below in more detail for each segment.
  Cameron's gross margin percentage was 29.4% in 1999, compared to 32.6% in 1998. The decline resulted from an increase in relatively lower-margin drilling product revenues combined with a decrease in higher-margin surface and subsea products. Additionally, pricing pressure, which began to increase in late 1998, continued during 1999, although the effect on 1999 results was somewhat mitigated by shipments from backlog at favorable pricing levels. Providing a partial offset were the benefits of various ongoing cost reductions, including foreign sourcing of material, staffing reductions, and capital expenditures for new higher-efficiency machine tools.
  CCV's gross margin percentage decreased from 31.2% in 1998 to 28.3% in 1999. The decline was caused by increased pricing pressure, as competitors fought to retain share in the severely depressed markets, and manufacturing period cost reductions which were unable to keep pace, in the near term, with the rapid decline in revenues.
  The gross margin percentage for CES improved from 18.2% in 1998 to 18.4% in 1999. This slight improvement was the result of the decrease in the lower-margin rotating compressor business revenues, partially offset by pricing pressure throughout the business and cost reductions that could not keep pace with the revenue decline.
  CTC's gross margin percentage declined from 33.1% in 1998 to 32.6% in 1999. The decline resulted from pricing pressure in all product lines, but particularly in process air machines.
  Depreciation and amortization expense increased by $11.2 million, from $72.5 million in 1998 to $83.7 million in 1999. This increase was due mainly to capital spending during 1998 and 1999, primarily in Cameron.
  Selling and administrative expenses decreased by $24.0 million, or 10%, from $229.7 million in 1998 to $205.7 million in 1999. Cameron decreased by $18.3 million due to cost reductions in response to revenue declines. CCV declined by $3.7 million as the additional quarter of Orbit Valve was more than offset by cost reductions in the remainder of the business. CES decreased by $3.6 million due to the sale of the rotating compressor business on September 30, 1999 and cost reductions in the reciprocating business. Despite the Company's efforts to reduce costs in this area, selling and administrative expense as a percentage of revenue increased from 12.2% in 1998 to 13.9% in 1999.
  Reflecting the various factors discussed above, operating income (defined as earnings before the gain on sale, nonrecurring/unusual charges, corporate expenses, interest and taxes) totaled $123.0 million, a decrease of $138.8 million from 1998. Cameron decreased from $180.2 million to $94.9 million, CCV declined from $48.4 million to $20.4 million, CES decreased from $6.8 million to a loss of $(8.5) million, and CTC declined from $26.4 million to $16.2 million.
  Interest expense was $27.8 million in 1999, a decrease of $4.9 million from 1998. This decline was due to a lower average debt level, primarily from working capital reductions and the proceeds from the sale of the rotating compressor business.
  The tax rate for 1999 was 39.4%, reflecting the combination of a 43.0% tax rate on the gain on sale, combined with a full year rate on operational earnings, including nonrecurring expenses, of 32.9%. The 32.9% rate compares to a 1998 rate of 30.4%, and is higher primarily due to a change in the mix of domestic and foreign earnings.

OUTLOOK FOR 2001
  The Company currently expects its 2001 earnings per share, excluding charges, to total approximately $1.90 to $2.00, and first quarter earnings to be essentially the same as the first quarter of 2000, or approximately $.30 per share. Earnings in the remaining quarters of 2001 are expected to show sequential increases, with 60 to 70 percent of the year's earnings generated in the second half. A major factor contributing to this expectation is the timing of awards for large-scale subsea projects. During 2000, awards continued to be delayed such that the estimated 2001 results do not include any earnings contribution from the large-scale subsea project bids that Cameron currently has outstanding. Any projects ultimately awarded during 2001 are unlikely to generate meaningful revenues and earnings until 2002, given the time from order receipt to product delivery typically involved in such projects. In connection with the decision to exit the Superior new unit engine business, the Company currently expects that it may incur $20 to $25 million of additional cash expense, including operating costs, during the shutdown that is expected to be largely completed during the first half of 2001. These charges are excluded from the earnings estimates set forth above.

PRICING AND VOLUME
  The Company believes that the year-to-year revenue changes reflect, on an overall basis, a 2000 price decrease in CCV, a slight decrease in Cameron and flat pricing for the other two segments; 1999 price decreases in all four segments due to weak market conditions and pricing pressure; and 1998 price increases in Cameron and CCV, while CES and CTC had price decreases. Correspondingly, 2000 sales volumes were up in Cameron and down for the remaining three segments; 1999 sales volumes were down in all four segments; and 1998 sales volumes were up in Cameron and CCV but down in CES and CTC.
Excluding the effect of the Orbit Valve acquisition on sales volumes, CCV would have had a decline in 1998. Cameron initiated some price increases in the latter part of 2000 that may contribute to an increase in revenues in 2001.

LIQUIDITY AND CAPITAL RESOURCES
  During 2000, total indebtedness decreased by approximately $18 million or 8.6% to $192.3 million--the lowest total indebtedness amount in the Company's
5 1/2-year history. This decrease resulted almost entirely from operating cash flows as the significant cash inflow ($62 million) resulting from employee purchases of stock through option exercises and other miscellaneous cash flows offset the $67 million utilized for capital expenditures and an $8 million increase in the Company's available cash balance. The Company's debt-to-capitalization ratio at year-end 2000 was 18.6%, compared to 22.8% at year end 1999, also a record low.
  During 1999, total indebtedness decreased by nearly 50% to $210.3 million at year-end compared to $414.0 million at December 31, 1998. This decrease was largely attributable to the $203.2 million of cash received at the end of the third quarter in connection with the sale of the rotating compressor business.
  During 1998, total indebtedness increased by $37.0 million from 1997. The combination of strong earnings and improved working capital management during 1998 largely offset over $207 million of cash utilized for capital expenditures and acquisitions, in addition to over $20 million of debt assumed in the Orbit acquisition, as well as $36 million of cash used to repurchase Company stock early in the year.
  In addition to uncommitted amounts available under various other borrowing arrangements, the Company had $304.5 million of committed borrowing capacity available at December 31, 2000. There are also several other significant items that should be considered in evaluating the Company's overall liquidity. At December 31, 2000, the Company's defined benefit pension plans were overfunded by $82.2 million ($85.8 million at December 31, 1999). In addition to providing pension income rather than pension expense over the last three years, those overfunded plans have aided the Company's liquidity by minimizing the necessity to make pension contributions. In addition, at December 31, 2000, the Company had $85.6 million of U.S. federal income tax loss carry-forwards that were primarily attributable to a deduction which the Company received when employees were required to pay tax on the gain from stock option exercises. The magnitude of this asset is such that the Company does not currently anticipate paying essentially any U.S. federal income tax during 2001 and through most of 2002.
  In connection with a "shelf" registration statement filed during May 1998, the Company entered into treasury locks, or forward rate agreements, which locked in a weighted average interest rate of 5.83% on $175 million of a prospective long-term debt issuance. During March 1999, the Company entered into interest rate swaps with various financial institutions, effectively converting $175 million of outstanding floating rate debt to fixed rate debt at a weighted average interest rate of 6.46%. This transaction replaced the existing treasury locks, or forward rate agreements. The Company paid $8.2 million to the counterparties to the treasury locks in connection with the termination of these agreements.
In December 1999, the Company terminated the interest rate swaps, receiving $11.2 million from the counterparties to these agreements. Of the net $3 million gain, $0.9 million was recognized in the fourth quarter of 1999 and the remainder is being amortized to interest expense over the remaining 10-year life of the interest rate swaps. During January 2001, the Company entered into interest rate swaps which effectively converted $155 million of outstanding floating rate debt to fixed rate debt at a weighted average interest rate of 5.24%. The majority of these swaps extend through March 2002.
  The Company's liquidity can be susceptible to fairly large swings in relatively short periods of time. This is largely because of the cyclical nature of the industry in which the Company competes and the long time period from when the Company first receives a large equipment order until the product can be manufactured, delivered, and the receivable collected.

WORKING CAPITAL
  Operating working capital is defined as receivables and inventories less accounts payable and accrued liabilities, excluding the effect of foreign currency translation, acquisitions and divestitures.
  During 2000, operating working capital increased by $44.9 million, with a decrease in inventories being more than offset by an increase in accounts receivable and a decrease in accounts payable and accrued liabilities. The $17.0 million inventory decrease and the $11.6 million receivable increase reflect normal operating activities as the Company's business grew modestly during 2000. The $50.4 million decrease in accounts payable and accrued liabilities occurred primarily in Cameron and is primarily attributable to a decrease in the amount of customer advances (classified as an accrued liability) as most of the larger drilling projects have been completed and not replaced with either new drilling or subsea projects.
  During 1999, operating working capital decreased $91.8 million. Receivables decreased by $40 million, primarily in Cameron and CCV, due to a combined 22% decline in revenues. Inventories decreased by $72 million, with declines in Cameron, CCV, and CTC, and an increase in CES. The declines were related to the weak markets and the resulting decrease in production requirements, as well as a continuing focus on inventory reduction programs. The increase in CES resulted from a higher year-end 1999 backlog level in reciprocating products. Accounts payable and accrued liabilities decreased $21 million, reflecting the lower business levels and a decline in cash advances and progress payments received from customers as major project orders in Cameron's backlog declined.
  During 1998, operating working capital decreased $13.9 million. This result was comprised of a $58 million increase during the first nine months of 1998 followed by a fourth quarter decline of $71.9 million. Of the fourth quarter decline, approximately $44 million came from receivables and $43 million from inventories, partially offset by lower accounts payable and accrued liabilities of approximately $15 million. The receivable and inventory declines reflected some initial slowing of activity and, for receivables, unusually strong fourth quarter collections. On a year-to-year basis, receivables declined by nearly $80 million, including a nearly $24 million decline in receivables recognized by CES under the percentage of completion method, which reflected the completion of large gas turbine and compressor projects. Despite the fourth quarter decrease, inventories increased on a year-to-year basis by $23 million, with small declines in Cameron and CCV (excluding Orbit) offset by an increase at CES and CTC. While the declines reflected normal operating activity, the increase at CES resulted from a decision to maintain production levels despite delays in the receipt of anticipated orders. This decision was, to a large degree, validated by the receipt in late 1998 and early in 1999 of nearly $57 million of gas turbine and compressor project business. The $42 million year-to-year decrease in accounts payable and accrued liabilities reflected a decline in inventory purchases as well as the lower overall year-end 1998 business levels, partially offset by an increase in cash advances and progress payments received from customers on major project orders in Cameron's backlog.

CASH FLOWS
  During 2000, cash flows from operating activities totaled $20.2 million, a decrease of $119.7 million or 86% from the prior year level. This result was largely attributable to the combined effect of a $44.9 million increase in working capital in 2000 combined with the prior year's $91.8 million decrease, partially offset by a number of other small year-to-year changes. The cash flow from operating activities, combined with $79.3 million from stock plan activity, positive net cash flow from divestitures less acquisitions and other items, was sufficient to cover $66.6 million of capital expenditures, an $8.4 million increase in available cash and a reduction in total indebtedness of $18 million.
  During 1999, cash flows from operating activities totaled $139.9 million, a decline of $95.7 million or 41% from the prior year level. This decline was primarily attributable to a $93.2 million decrease in net income for the year. The cash flow from operations, along with the proceeds from the sale of the rotating compressor business totaling $203.2 million and $9.3 million from the sale of plant and equipment, was utilized primarily to pay down outstanding debt of approximately $196.2 million, fund capital expenditures totaling $64.9 million and allow for the mid-December acquisition of $92.3 million (approximately 3.5 million shares) of common stock under forward purchase agreements with two financial institutions. Other uses of cash included the acquisition during the fourth quarter of the remaining interest in a joint venture located in Venezuela in which the Company previously held a 49% equity interest.
  During 1998, cash flows from operating activities totaled $235.6 million, more than twice the level of the previous year. This cash flow, along with net proceeds from sales of plant and equipment of $7.4 million, stock option exercises and other activities of $3.4 million and additional borrowings of $15.7 million, was utilized to fund capital spending of $115.5 million, the cash cost of acquisitions totaling $99.4 million and repurchases of Company stock totaling $36.1 million. The Company's available cash balance also increased by nearly $10 million. The $119.9 million increase in cash flow from operating activities compared to the prior year was virtually all due to working capital changes, predominantly at Cameron and CES. The decline in working capital requirements in 1998 is discussed in the Working Capital section immediately above.
  With regard to capital spending, nearly 60% of total expenditures in 2000 and 1999 and over two-thirds in 1998 were attributable to Cameron, primarily for projects to increase factory throughput and improve delivery times.

CAPITAL EXPENDITURES AND COMMITMENTS
  Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or enhance production capacity resulted in expenditures of $66.6 million in 2000 compared to $64.9 million in 1999 and $115.5 million in 1998.
  Planned expenditures for new capital projects during 2001 amount to approximately $108.6 million. These internal commitments include approximately $38.6 million for a new Cameron headquarters building, $31.5 million for machinery and equipment modernization and enhancement, $13.5 million for capacity enhancement, $9.3 million for various computer hardware and software projects, and $15.7 million for other items. Expenditures in 2000 and planned spending for 2001 are focused on generating near-term returns by reducing costs, increasing factory throughput, and improving delivery times for customers.

EVALUATION OF GOODWILL REALIZATION
  Of the Company's $250.4 million of net goodwill at December 31, 2000, the majority relates to acquisitions made by its former parent, Cooper Industries, Inc., prior to the mid-1995 split-off of Cooper Cameron as a separate public company. These acquisitions included various businesses which were incorporated into the CES organization, the Joy Industrial Compressor Group, which became the predominant part of the CTC division and, most significantly, the 1989 acquisition of Cameron Iron Works (now the Cameron division). At the time of the Company's split-off from Cooper Industries, the goodwill related to Cameron was written down by $441 million. Subsequent to the split-off, the Company's primary acquisitions have included the 1996 purchase of Ingram Cactus Company (incorporated into Cameron's operations) and the CCV purchase of Orbit Valve International, Inc. in 1998. Cameron, CCV and CES have also made various smaller product line acquisitions over the last five and one-half years which have added to the Company's goodwill. In most cases, the Company has determined 40 years to be an appropriate period for amortizing goodwill from the respective acquisition dates due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. As discussed above, during 2000, operating income (which excludes nonrecurring/unusual charges and certain other items) increased by $32 million to $155 million and is currently expected to increase further during 2001. As a result, at this time, the Company has no reason to believe that future cash flows from these operations will not be sufficient to fully realize the remaining carrying value of its goodwill.

ENVIRONMENTAL REMEDIATION
  The cost of environmental remediation and compliance has not been an item of material expense for the Company during any of the periods presented. Cooper Cameron has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at four of the sites is at a de minimis level. The fifth site is Osborne,

Pennsylvania (a landfill into which the CES business operating in Grove City, Pennsylvania had disposed of waste), where remediation is complete and remaining costs (less than $1 million) relate to ongoing ground water treatment and monitoring. The Company believes, based on its review and other factors, that the estimated costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined.

MARKET RISK INFORMATION
  A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros (including related legacy currencies) and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.
  In order to mitigate the effect of exchange rate changes, the Company will often structure sales contracts to provide for collections from customers in U.S. dollars. In certain specific instances, the Company may enter into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. During 2000, the Company was a party mainly to forward foreign currency exchange contracts related to certain large European, including the U.K., currency receipts.
  The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates, particularly in regard to debt instruments with rates pegged to the London Interbank Offered Rate (LIBOR). As a result, the Company was a party to interest rate swaps, which effectively fixed the LIBOR component of its borrowing cost on a total of $250 million, through mid-December of 1999, and $75 million, through mid-year 2000, of outstanding indebtedness.
  The Company had no financial instruments with exposure to market rate changes at December 31, 2000 or 1999. The following is a summary of the Company's outstanding financial instruments with exposure to changes in interest rates and exchange rates:


                                                                    Interest     Exchange
                                                                      Rate         Rate
(dollars in millions)                                              Sensitive    Sensitive
----------------------------------------------------------------------------------------------
As of December 31, 2000:
------------------------
 U.S. dollar variable rate debt, due 2002                             $165.0
  Average interest rate                                                  6.8%
  Fair value difference                                               $   --

 U.S. dollar fixed rate debt/1/                                       $ 10.5
  Average interest rate                                                  6.1%
  Fair value difference                                               $   --

 Other (primarily Canadian dollar and British pound)
 variable rate debt, due 2002                                         $  9.5        $ 9.5
  Average interest rate                                                  8.6%         8.6%
  Fair value difference                                               $   --        $  --

 Forward contracts to buy/sell foreign currencies (due 2001):
  Buy Norwegian krone                                                               $ 2.0
   Average U.S. dollar to Norwegian krone contract rate                              8.86
   12/31/00 U.S. dollar to Norwegian krone exchange rate                             8.80
   Fair value difference                                                            $  --

  Buy British pounds                                                                $14.8
   Average British pound to U.S. dollar contract rate                                1.48
   12/31/00 British pound to U.S. dollar exchange rate                               1.49
   Fair value difference                                                            $ 0.2

  Buy other currencies (primarily Australian dollars)                               $ 2.5
   Fair value difference                                                            $  --


                                                                      Interest     Exchange
                                                                        Rate         Rate
(dollars in millions)                                                Sensitive    Sensitive
---------------------------------------------------------------------------------------------
As of December 31, 1999:
------------------------
 U.S. dollar variable rate debt, due 2002                               $167.3
  Average interest rate                                                    6.7%
  Fair value difference                                                 $   --

 U.S. dollar fixed rate debt/2/                                         $ 20.5
  Average interest rate                                                    6.1%
  Fair value difference                                                 $   --

 Other (primarily Canadian dollar) variable rate debt, due 2002         $ 12.6        $12.6
  Average interest rate                                                    6.9%         6.9%
  Fair value difference                                                 $   --        $  --

 Interest rate swaps -- pay fixed/receive variable
 notional amount, due 2000                                              $ 75.0
  Average fixed pay rate                                                  5.77%
  Average receive rate (LIBOR)                                            6.00%
  Fair value difference                                                 $  0.2

 Forward contracts to buy/sell foreign currencies (due 2000):
  Buy euros, net                                                                      $ 2.8
   Average euro to U.S. dollar contract rate                                           1.01
   12/31/99 euro to U.S. dollar exchange rate                                          1.01
   Fair value difference                                                              $  --

  Buy British pounds                                                                  $51.9
   Average British pound to U.S. dollar contract rate                                  1.61
   12/31/99 British pound to U.S. dollar exchange rate                                 1.62
   Fair value difference                                                              $ 0.3

  Buy other currencies (primarily Norwegian krone)                                    $10.4
   Fair value difference                                                              $  --


/1/ Includes $350,000 at 6.0% due 2001. The remaining balance is due in 2002. /2/ Includes $10.0 million at 6.0% due 2000. The remaining balance is due in
     2002.

OTHER
  In addition to the historical data contained herein, this Annual Report, including the information set forth above in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and earnings of the Company, future savings from nonrecurring actions taken to date, as well as expectations regarding backlog, orders, cash flows and future levels of capital spending made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; changes in the price of (and demand for) oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices directly affect customers' spending levels and their related purchases of the Company's products and services. Additionally, changes in oil and gas price expectations may impact the Company's financial results due to decisions it may make regarding changes in cost structure, staffing or spending levels.
  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COOPER CAMERON CORPORATION

  We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2000 and 1999 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                       ERNST & YOUNG LLP



Houston, Texas
January 30, 2001

CONSOLIDATED RESULTS OF OPERATIONS
(dollars in thousands, except per share data)


                                                     YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------
                                                  2000          1999          1998
--------------------------------------------------------------------------------------
Revenues/1/                                    $1,386,709    $1,475,061    $1,893,311
--------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales (exclusive of depreciation
  and amortization)/1/                            974,797     1,076,276     1,340,722
 Depreciation and amortization                     75,321        83,716        72,474
 Selling and administrative expenses              197,381       205,734       229,710
 Interest expense                                  18,038        27,834        32,721
 Nonrecurring/unusual charges                      77,399        10,585        21,956
--------------------------------------------------------------------------------------
                                                1,342,936     1,404,145     1,697,583
--------------------------------------------------------------------------------------
Income before income taxes                         43,773        70,916       195,728
Income tax provision                              (16,113)      (27,914)      (59,572)
--------------------------------------------------------------------------------------
Net income                                     $   27,660    $   43,002    $  136,156
--------------------------------------------------------------------------------------
Earnings per share:
  Basic                                        $      .52    $      .81    $     2.58
  Diluted                                      $      .50    $      .78    $     2.48
--------------------------------------------------------------------------------------

/1/ Revised to include shipping and handling costs as an item in cost of sales rather than a reduction in revenues.


The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except shares and per share data)


                                                                                  DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                                                               2000          1999
-------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                  $   16,566    $    8,215
Receivables, net                                                              268,768       271,511
Inventories, net                                                              372,740       400,038
Other                                                                          29,912        24,809
-------------------------------------------------------------------------------------------------------
 Total current assets                                                         687,986       704,573
-------------------------------------------------------------------------------------------------------
Plant and equipment, at cost less accumulated
 depreciation                                                                 403,220       419,613
Intangibles, less accumulated amortization                                    261,600       280,954
Other assets                                                                  141,067        65,579
-------------------------------------------------------------------------------------------------------
  Total assets                                                             $1,493,873    $1,470,719
-------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt                                       $    4,212    $   14,472
Accounts payable and accrued liabilities                                      325,004       394,971
Accrued income taxes                                                           16,815        12,383
-------------------------------------------------------------------------------------------------------
 Total current liabilities                                                    346,031       421,826
-------------------------------------------------------------------------------------------------------
Long-term debt                                                                188,060       195,860
Postretirement benefits other than pensions                                    48,573        60,823
Deferred income taxes                                                          38,453        38,931
Other long-term liabilities                                                    30,477        39,201
-------------------------------------------------------------------------------------------------------
 Total liabilities                                                            651,594       756,641
-------------------------------------------------------------------------------------------------------
Stockholders' equity:
Common stock, par value $.01 per share, 150,000,000
 shares authorized, 54,011,929 shares issued
 (54,001,507 at December 31, 1999)                                                540           540
Preferred stock, par value $.01 per share, 10,000,000
 shares authorized, no shares issued or outstanding                                --            --
Capital in excess of par value                                                929,511       899,978
Accumulated other elements of comprehensive income                            (37,105)      (12,039)
Retained deficit                                                              (50,667)      (78,327)
Less:  Treasury stock - 3,433,548 shares at cost at December 31, 1999              --       (96,074)
-------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                   842,279       714,078
-------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                               $1,493,873    $1,470,719
-------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS
(dollars in thousands)


                                                                            YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                                                          2000         1999         1998
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                             $ 27,660    $  43,002    $ 136,156
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                           59,797       64,395       54,735
   Amortization                                                           15,524       19,321       17,739
   Deferred income taxes and other                                           739      (10,688)       6,037
 Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:
   Receivables                                                           (11,562)      40,319       79,574
   Inventories                                                            17,009       72,402      (23,517)
   Accounts payable and accrued liabilities                              (50,394)     (20,872)     (42,147)
   Other assets and liabilities, net                                     (38,587)     (42,169)       7,031
-------------------------------------------------------------------------------------------------------------
      Change in assets and liabilities                                   (83,534)      49,680       20,941
-------------------------------------------------------------------------------------------------------------
 Exclude nonoperating gain from sale of rotating
  business, net of tax                                                        --      (25,788)          --
-------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                           20,186      139,922      235,608
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                                    (66,599)     (64,909)    (115,469)
 Proceeds from sale of rotating business                                      --      203,160           --
 Other dispositions (acquisitions), net                                    8,171       (7,540)     (99,353)
 Other                                                                    15,703        9,256        7,392
-------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) investing activities               (42,725)     139,967     (207,430)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Loan borrowings (repayments), net                                       (17,830)    (196,232)      15,743
 Activity under stock option plans and other                              55,446       (4,802)       3,432
 Purchase of treasury stock                                                   --      (92,332)     (36,050)
-------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) financing activities                37,616     (293,366)     (16,875)
-------------------------------------------------------------------------------------------------------------
Effect of translation on cash                                             (6,726)         396       (1,606)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           8,351      (13,081)       9,697
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                               8,215       21,296       11,599
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  $ 16,566    $   8,215    $  21,296
-------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                                                              ACCUMULATED
                                                                                                 OTHER
                                                               CAPITAL IN                     ELEMENTS OF
                                                    COMMON     EXCESS OF    COMPREHENSIVE    COMPREHENSIVE     RETAINED    TREASURY
                                                    STOCK      PAR VALUE        INCOME           INCOME        DEFICIT       STOCK
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                     $    532         $922,975                          $  7,799   $(257,485)   $(31,770)
Net income                                                                      $136,156                        136,156
                                                                                --------
 Other comprehensive income:
  Foreign currency translation                                                     9,736
  Minimum pension liability, net of
   $49 in taxes                                                                      (80)
                                                                                --------
 Total other comprehensive income                                                  9,656              9,656
                                                                                --------
 Comprehensive income                                                           $145,812
                                                                                ========

Purchase of treasury stock                                                                                                  (36,050)
Common stock issued under stock option
 and other employee benefit plans                      1          (53,305)                                                   67,820
Tax benefit of employee stock benefit
 plan transactions                                                 15,223
Cost of forward stock purchase agreements                          (1,267)
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                          533          883,626                            17,455    (121,329)         --
Net income                                                                      $ 43,002                         43,002
                                                                                --------
 Other comprehensive income (loss):
  Foreign currency translation                                                   (29,479)
  Minimum pension liability, net of
   $63 in taxes                                                                      (15)
                                                                                --------
 Total other comprehensive income (loss)                                         (29,494)           (29,494)
                                                                                --------
 Comprehensive income                                                           $ 13,508
                                                                                ========

Purchase of treasury stock                                          1,267                                                   (98,378)
Common stock issued under stock option
 and other employee benefit plans                      7            9,392                                                     2,304
Tax benefit of employee stock benefit
 plan transactions                                                  5,693
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                          540          899,978                           (12,039)    (78,327)    (96,074)
Net income                                                                      $ 27,660                         27,660
                                                                                --------
 Other comprehensive income (loss):
  Foreign currency translation                                                   (25,313)
  Other                                                                              247
                                                                                --------
 Total other comprehensive income (loss)                                         (25,066)           (25,066)
                                                                                --------
 Comprehensive income                                                           $  2,594
                                                                                ========

Common stock issued under stock option
 and other employee benefit plans                                 (30,091)                                                   96,074
Tax benefit of employee stock benefit
 plan transactions                                                 59,624
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                     $    540         $929,511                          $(37,105)  $ (50,667)    $    --
------------------------------------------------------------------------------------------------------------------------------------

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

  Revenue Recognition -- Revenue is recognized in accordance with invoice or contractual terms at the time of shipment or the performance of services except in the case of certain larger, long lead time orders at Cooper Energy Services which, prior to the sale of the rotating business in September 1999, were accounted for using the percentage of completion method. Under this method, revenue was recognized as work progressed in the ratio that costs incurred bore to estimated total costs. The aggregate of costs incurred reduced net inventories while the revenue recognized was shown as a receivable.

  Inventories -- Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 71% of inventories in 2000 and 68% in 1999 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States, are carried on the first-in, first-out (FIFO) method.

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

  Stock Options and Employee Stock Purchase Plan -- Options to purchase Common stock are granted to certain executive officers and key employees at 100% of the market value of the Company's stock at the date of grant. As permitted, the Company follows Accounting Principles Board Opinion No. 25 and, as a result, no compensation expense is recognized under its stock option plans or the Employee Stock Purchase Plan.

  Derivative Financial Instruments -- The Company periodically enters into interest rate swap agreements that modify the interest characteristics of its outstanding debt. Interest rate differentials to be paid or received as a result of interest rate swap agreements are recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on early terminations of these agreements would be deferred and amortized as an adjustment to interest expense over the remaining term of the original life of the swap agreement. The fair value of swap agreements and changes in fair value as a result of changes in market interest rates are not recognized in the financial statements. Additionally, treasury locks, or forward rate agreements, were utilized in prior years to hedge the interest rate on prospective long-term debt issuances. These treasury locks were replaced in March 1999 with interest rate swaps, which were subsequently terminated in December 1999. The unrealized net gain from these transactions is being amortized over the remaining term of the original life of the interest rate swaps (see Note 10 of the Notes to Consolidated Financial Statements for further information).

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

  New Accounting Pronouncements -- Statement of Financial Accounting Standards
(SFAS) No.133 (Accounting for Derivative Instruments and Hedging Activities), to be adopted in the first quarter of 2001, will require the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Given the limited number of derivative transactions in which the Company typically engages, the effect of the new standard will not be material when adopted and is not currently expected to be material in the future.

NOTE 2:  NONRECURRING/UNUSUAL CHARGES (CREDITS)
  The nonrecurring/unusual charges (credits) by segment for the last three years were as follows:

                                                                YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------
(dollars in thousands)                                         2000       1999       1998
----------------------------------------------------------------------------------------------
Cameron                                                     $ 8,121   $ 15,881    $ 6,063
CCV                                                           1,448      9,873      7,796
CES                                                          67,503     29,385      7,810
CES - Gain on sale of rotating compressor product line           --    (45,262)        --
CTC                                                             327        708        287
----------------------------------------------------------------------------------------------
                                                            $77,399   $ 10,585    $21,956
----------------------------------------------------------------------------------------------

  During 2000, the Company recorded approximately $77,399,000 ($55,847,000 in
1999) of "nonrecurring/unusual charges." Of the total charges recorded in 2000, approximately $48,277,000 relate to new actions and decisions made during 2000 and the remainder relate to prior year actions and decisions where the costs under existing accounting rules were required to be expensed as incurred. Of the 2000 total, approximately $36,966,000 represented non-cash write-offs or write-downs of tangible and intangible assets and $40,433,000 reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, approximately $12,168,000 related to employee severance for approximately 350 employees and other employee costs including workmen's compensation, medical, pay-to-stay agreements and similar items, $8,841,000 related to personnel and equipment relocation, $5,378,000 related to facility clean-up (including environmental) and rearrangement, $6,356,000 related to operating costs for redundant facilities being held for sale and $7,690,000 related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included approximately $32,659,000 related to the fourth quarter decision to exit CES's new unit Superior engine product line and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14,126,000 related to remaining costs associated with CES's late 1999 decision to cease all manufacturing and foundry operations in Grove City, Pennsylvania; $13,503,000 resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original segment headquarters for CES) to other locations pursuant to the 1999 sale of CES's rotating compressor business to Rolls-Royce plc; $6,634,000 related to the write-off of the Canadian translation component in connection with the sale of this business; $4,058,000 related to the relocation of Cameron's drilling BOP stack and subsea "Christmas tree" manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France (BOPs); $2,826,000 related to the shutdown of Cameron's manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3,593,000 associated with various facility shutdown and realignment costs and other actions for each of the divisions. Except for additional costs that will be expensed in 2001 related to the shutdown of the Superior engine business, the Company currently anticipates that its results will not include any other non-recurring/unusual charges during 2001. The Company currently estimates that the additional costs, which will be incurred during the first two quarters of 2001, will total between $20,000,000 and $25,000,000 and will include employee severance and related costs, employee and equipment relocation, operating period costs related to the Springfield facility during the shutdown and other items which are required to be recognized either when the liability is incurred or when the cash is actually spent. The Company has decided to include the operating period costs associated with the Superior engine business during its shutdown on the "nonrecurring/unusual" expense line because these costs are being eliminated by the shutdown and because the small amount of sales which the new unit engine business will have during 2001 are not anticipated to generate any operating profit before period costs. For the year ended December 31, 2000, the Superior engine business generated revenues of $14,467,000 and incurred a loss before shared general and administrative costs, taxes and nonrecurring/unusual charges of approximately $12,900,000.

  On September 30, 1999, the Company completed the sale to Rolls-Royce plc of the CES division's rotating compressor product line, which included centrifugal compressors, power turbines and En-Tronic(R) controls. The operations that were sold had primary facilities in Mt. Vernon, Ohio, Liverpool, United Kingdom and Hengelo in the Netherlands. The Company received $203,160,000 in cash in connection with the sale and will receive in 2001 an additional $2,200,000, based on the final balance sheet for the business. Included in the sale was the Company's 50% interest in Cooper Rolls, Inc., a marketing joint venture company equally owned with Rolls-Royce prior to the transaction. The Company recorded a pre-tax gain from the sale totaling $45,262,000. The rotating compressor product line generated revenues through September 30, 1999 of approximately $93,100,000 and incurred a loss, including an allocation of certain shared general and administrative costs, over the same period before interest, taxes, depreciation, amortization and nonrecurring charges of approximately $8,400,000.
  Cameron recorded approximately $13,176,000 during 1999 for employee severance, primarily associated with the continued rationalization of its operations in the U.S., the U.K. and France in response to decreased market demand that began in 1998. The remaining nonrecurring charges for 1999 relate primarily to employee severance and other costs associated with the closure of this segment's manufacturing facility in Austria, which was initiated at the end of the second quarter. The charges during 1998 consisted primarily of costs associated with the termination of specific employees in connection with the decline in market activity described above. Nearly three-fourths of the costs incurred during 1998 related to this segment's operations in the U.S., the U.K. and France.
  The $17,669,000 of nonrecurring/unusual charges recorded by CCV during 1998 and 1999 relate to: (i) the shutdown (including severance, relocation and other costs) of a manufacturing facility in Missouri City, Texas (announced in the third quarter of 1998), (ii) one-time acquisition costs relating to the 1998 acquisition of Orbit Valve International, Inc. (see Note 3 of the Notes to Consolidated Financial Statements) and (iii) severance, primarily associated with employment reductions at this segment's operations in Beziers, France. The transfer of production from the Missouri City facility to another facility in Oklahoma City, Oklahoma was substantially completed during the early part of 1999 and the Missouri City facility will be sold in due course.
  CES recorded approximately $29,385,000 during 1999 (including nearly $15,212,000 of non-cash asset impairment charges) relating to employee severance, the announced shutdown of the Company's underutilized foundry and associated machining operations in Grove City, Pennsylvania and the relocation of its compressor plant in Mt. Vernon, Ohio. The remaining 1999 costs primarily relate to employee relocations and various facility/warehouse consolidations. The costs incurred during 1998 were associated with the severance and relocation of salaried personnel in the Mt. Vernon and Grove City facilities.
  In all three years, CTC's nonrecurring charges related to employee severance associated with declining demand in that segment's markets.
  The cash flow effect of the above actions (excluding proceeds from the sale of the rotating business) was approximately $37,488,000 in 2000, $37,409,000in 1999 and $10,406,000 in 1998.

NOTE 3:  ACQUISITIONS/DISPOSITIONS

  During 2000, CES sold its Canadian aftermarket operations to a company that is now a distributor of CES's products in that country. Proceeds from the sale totaled approximately $10,800,000. Because the sale resulted in the cessation of all of CES's operations in Canada, a $6,634,000 non-cash, non-tax-deductible write-off of the accumulated translation component for the Canadian legal entity was recorded as a nonrecurring/unusual charge in addition to what was otherwise a break-even sale. Additionally, Cameron sold its interest in one of its joint ventures in Venezuela to the majority partner and, near year-end, made a small product line acquisition. CCV acquired a valve repair business located in Houston, Texas early in the year at a cash cost of approximately $4,200,000. Both acquisitions are being accounted for under the purchase method of accounting. Goodwill associated with these acquisitions was not material.
  During 1999, in addition to the sale of the rotating compressor product line by CES (see Note 2 of the Notes to Consolidated Financial Statements), Cameron acquired the remaining interest in another joint venture located in Venezuela in which it previously held a 49% equity interest. Prior to the acquisition, which was accounted for under the purchase method of accounting, the Company included its share of the operating results of the joint venture in its results of operations using the equity method. The acquisition resulted in additional goodwill of approximately $3,500,000.
  Effective April 2, 1998, the Company acquired Orbit Valve International, Inc. for approximately $104,000,000 in cash and assumed indebtedness. Orbit, which has been integrated into CCV, is based in Little Rock, Arkansas and manufactures and sells high-performance valves for the oil and gas and petrochemical industries. Orbit generated revenues of approximately $71,000,000 from the acquisition date through December 31, 1998. Additionally, during July 1998, the Company acquired certain assets and assumed certain liabilities of Brisco Engineering Ltd., a U.K. company, for approximately $12,400,000 in cash and debt. The acquired operations, which participate in the repair and aftermarket parts business for control systems, have been consolidated into the Cameron organization. The two purchase acquisitions resulted in additional goodwill of $63,786,000. Three other small product line acquisitions were also made during 1998 to supplement the Company's aftermarket operations. The results of operations from all acquisitions have been included with the Company's results for the year ended December 31, 1998 from the respective acquisition dates forward.

NOTE 4:  RECEIVABLES

                                                             DECEMBER 31,
------------------------------------------------------------------------------
(dollars in thousands)                                    2000        1999
------------------------------------------------------------------------------
Trade receivables                                      $261,197    $243,336
Other receivables                                        10,651      31,152
Allowance for doubtful accounts                          (3,080)     (2,977)
------------------------------------------------------------------------------
                                                       $268,768    $271,511
------------------------------------------------------------------------------


NOTE 5:  INVENTORIES

                                                             DECEMBER 31,
------------------------------------------------------------------------------
(dollars in thousands)                                     2000        1999
------------------------------------------------------------------------------
Raw materials                                          $ 36,286    $ 43,851
Work-in-process                                         108,418     126,949
Finished goods, including parts and subassemblies       293,187     301,910
Other                                                     2,138       2,712
------------------------------------------------------------------------------
                                                        440,029     475,422
Excess of current standard costs over LIFO costs        (55,148)    (58,951)
Allowance for obsolete inventory                        (12,141)    (16,433)
------------------------------------------------------------------------------
                                                       $372,740    $400,038
------------------------------------------------------------------------------


NOTE 6:  PLANT AND EQUIPMENT AND INTANGIBLES
                                                                          DECEMBER 31,
-----------------------------------------------------------------------------------------------------
(dollars in thousands)                                        2000                           1999
-----------------------------------------------------------------------------------------------------
Plant and equipment:
  Land and land improvements                                $  35,540                      $  36,954
  Buildings                                                   173,555                        174,645
  Machinery and equipment                                     406,239                        402,187
  Tooling, dies, patterns, etc.                                58,906                         55,845
  Assets under capital leases                                  22,964                         22,684
  All other                                                    99,450                        102,637
  Construction in progress                                     35,659                         17,253
-----------------------------------------------------------------------------------------------------
                                                              832,313                        812,205
  Accumulated depreciation                                   (429,093)                      (392,592)
-----------------------------------------------------------------------------------------------------
                                                            $ 403,220                      $ 419,613
-----------------------------------------------------------------------------------------------------
Intangibles:
  Goodwill                                                  $ 437,480                      $ 455,115
  Assets related to pension plans                                 371                            371
  Other                                                        58,531                         53,297
-----------------------------------------------------------------------------------------------------
                                                              496,382                        508,783
  Accumulated amortization                                   (234,782)                      (227,829)
-----------------------------------------------------------------------------------------------------
                                                            $ 261,600                      $ 280,954
-----------------------------------------------------------------------------------------------------



NOTE 7:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                             DECEMBER 31,
-----------------------------------------------------------------------------------------------------
 (dollars in thousands)                                        2000                           1999
-----------------------------------------------------------------------------------------------------
 Trade accounts and accruals                                $ 186,153                      $ 230,286
 Salaries, wages and related fringe benefits                   59,770                         55,456
 Product warranty, late delivery, and similar costs            16,812                         20,187
 Deferred income taxes                                         27,269                         34,962
 Nonrecurring/unusual charges                                  10,488                         10,328
 Other (individual items less than 5% of total current
  liabilities)                                                 24,512                         43,752
-----------------------------------------------------------------------------------------------------
                                                            $ 325,004                      $ 394,971
-----------------------------------------------------------------------------------------------------



NOTE 8:  EMPLOYEE BENEFIT PLANS

                                                                                                  POSTRETIREMENT
                                                               PENSION BENEFITS                      BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                               2000        1999        1998         2000              1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                     $  7,569    $  9,598    $  9,287    $      67          $    168    $     189
Interest cost                                      17,825      18,366      17,929        3,123             2,928        3,254
Expected return on plan assets                    (31,921)    (30,653)    (28,425)          --                --           --
Amortization of prior service cost                   (188)       (266)       (404)        (200)             (300)        (700)
Amortization of (gains) losses and other           (9,442)     (5,802)     (4,320)     (10,100)          (10,600)      (9,700)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit income                       (16,157)     (8,757)     (5,933)      (7,110)           (7,804)      (6,957)
Curtailment (gain) loss                                53        (446)         --         (300)               --           --
Settlement gain                                    (1,484)     (2,087)         --           --                --           --
Termination benefit expense                           304          --          --           --                --           --
-------------------------------------------------------------------------------------------------------------------------------
 Total net benefit income                        $(17,284)   $(11,290)   $ (5,933)   $  (7,410)         $ (7,804)   $  (6,957)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                          POSTRETIREMENT
                                                           PENSION BENEFITS                  BENEFITS
---------------------------------------------------------------------------------------------------------
(dollars in thousands)                                      2000        1999        2000        1999
---------------------------------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at beginning of year                 $275,707    $289,547    $ 43,708    $ 51,298
 Service cost                                               7,569       9,598          67         168
 Interest cost                                             17,825      18,366       3,123       2,928
 Plan participants' contributions                             754         911          --          --
 Amendments                                                   350       1,059          --          --
 Change in discount rate/remeasurement impact                  --     (14,507)         --          --
 Actuarial (gains) losses                                  (3,594)     (3,743)         (8)     (5,429)
 Merger of acquired company plan                            4,248          --          --          --
 Exchange rate changes                                     (8,752)     (4,211)         --          --
 Curtailment results                                          121         612        (139)         --
 Settlement results                                         4,411       4,314          --          --
 Termination benefit results                                  304          --          --          --
 Benefits paid directly or from plan assets               (25,286)    (26,239)     (4,840)     (5,257)
---------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        $273,657    $275,707    $ 41,911    $ 43,708
---------------------------------------------------------------------------------------------------------


                                                                                       POSTRETIREMENT
                                                             PENSION BENEFITS            BENEFITS
---------------------------------------------------------------------------------------------------------
(dollars in thousands)                                     2000         1999        2000        1999
---------------------------------------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets at beginning of year          $361,531    $342,130    $     --    $     --
 Actual return on plan assets                              15,330      42,212          --          --
 Actuarial gains (losses)                                   8,551       7,435          --          --
 Company contributions                                        158         705       4,840       5,257
 Plan participants' contributions                             754         911          --          --
 Merger of acquired company plan                            5,310          --          --          --
 Exchange rate changes                                    (10,873)     (4,151)         --          --
 Impact of remeasurement                                       --      (1,875)         --          --
 Benefits paid from plan assets                           (24,942)    (25,836)     (4,840)     (5,257)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $355,819    $361,531    $     --    $     --
---------------------------------------------------------------------------------------------------------


                                                                                      POSTRETIREMENT
                                                             PENSION BENEFITS           BENEFITS
---------------------------------------------------------------------------------------------------------
(dollars in thousands)                                     2000        1999        2000        1999
---------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit
 obligations at end of year                              $ 82,162    $ 85,824    $(41,911)   $(43,708)
Unrecognized net (gain) loss                              (14,688)    (33,478)     (6,223)    (16,315)
Unrecognized prior service cost                            (2,099)     (2,577)       (439)       (800)
Unrecognized net transition (asset)                           151         266          --          --
---------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                             65,526      50,035     (48,573)    (60,823)

Underfunded plan adjustments recognized:
 Accrued minimum liability                                   (888)       (888)         --          --
 Intangible asset                                             371         371          --          --
 Accumulated other comprehensive income, net of tax           388         388          --          --
---------------------------------------------------------------------------------------------------------
Net assets (liabilities) recognized on balance
 sheet at end of year                                    $ 65,397    $ 49,906    $(48,573)   $(60,823)
---------------------------------------------------------------------------------------------------------

                                                                      POSTRETIREMENT
                                                PENSION BENEFITS        BENEFITS
---------------------------------------------------------------------------------------
                                              2000          1999        2000    1999
-----------------------------------------------------------------------------------------
Weighted-average assumptions as of
 December 31:

Domestic plans:
---------------
 Discount rate                                     7.75%          7.5%       7.65%   7.53%
 Expected return on plan assets                    9.25%         9.25%
 Rate of compensation increase                      4.5%          4.5%
 Health care cost trend rate                                                  7.5%    7.5%

International plans:
--------------------
 Discount rate                                 6.0 - 6.25%   6.0 - 6.25%
 Expected return on plan assets                6.0 - 8.5%        6 - 9%
 Rate of compensation increase                 3.5 - 4.5%    3.5 - 4.5%


  The rate of compensation increase is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.
  The health care cost trend rate is assumed to decrease gradually from 7.5% to 5% by 2006 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:



                                                     1 - PERCENTAGE   1 - PERCENTAGE
(dollars in thousands)                               POINT INCREASE   POINT DECREASE
--------------------------------------------------------------------------------------
Effect on total of service and interest
 cost components in 2000                                 $  229          $  (204)

Effect on postretirement benefit obligation
 as of December 31, 2000                                 $2,956          $(2,640)


  Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets are as follows:



(dollars in thousands)                                      2000             1999
--------------------------------------------------------------------------------------
Projected benefit obligation                              $(8,514)         $(8,675)
Accumulated benefit obligation                            $(7,595)         $(7,767)
Fair value of plan assets                                 $ 2,669          $ 2,728


  The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups.
  Aggregate pension expense (income) amounted to $(9,501,000) in 2000, $(1,851,000) in 1999 and $5,121,000 in 1998. The Company's income with respect to the defined benefit pension plans is set forth in the table above. The Company's change in the discount rate for domestic pension plans from 7.5% in 1999 to 7.75% in 2000 did not affect 2000 income but will increase pension income slightly in 2001. The change in 1999 to 7.5% from 6.5% increased 1999 pension income by approximately $900,000 and year 2000 pension income by $2,332,000. Expense with respect to various defined contribution plans for the years ended December 31, 2000, 1999 and 1998 amounted to $7,783,000, $9,439,000 and $11,054,000, respectively.
  In 2000, a settlement gain of $1,484,000 ($2,087,000 in 1999) was recognized as a result of the large number of payouts during the year which required accelerated recognition of a portion of the Retirement Plan's unrecognized net gain.
  In connection with the sale of the rotating compressor business in September 1999, the Company has retained all defined benefit pension and postretirement benefit liabilities earned by employees of this business through the date of sale.
  The assets of the domestic and foreign plans are maintained in various trusts and consist primarily of equity and fixed income securities.

  In addition, the Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. The Company's expense under this plan equals the matching contribution under the Plan's formula. Expense for the years ended December 31, 2000, 1999 and 1998 amounted to $7,349,000, $7,598,000 and $8,432,000, respectively.
  The Company's salaried employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions, among other benefits for active employees. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement at that date and elected to receive certain benefits, have retiree medical and prescription benefits and, if retirement occurred prior to January 1, 1998, have life insurance benefits, while active salaried employees do not have postretirement health care or life insurance benefits.
  The hourly employees have separate plans with varying benefit formulas, but currently active employees, except for certain employees similar to those described above, will not receive health care benefits after retirement.
  All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

NOTE 9:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN


                                                             NUMBER OF SHARES
                                                      -----------------------------
                                                      LONG-TERM AND
                                                       BROAD BASED     NON-EMPLOYEE       WEIGHTED
                                                        INCENTIVE        DIRECTOR          AVERAGE
                                                          PLANS            PLAN        EXERCISE PRICES
----------------------------------------------------------------------------------------------------------

Stock options outstanding at December 31, 1997            6,046,647         243,592         $26.02

Options granted                                           2,485,019          96,540         $35.32
Options cancelled                                          (154,352)             --         $33.00
Options exercised                                        (1,324,498)        (21,592)        $16.65
----------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1998            7,052,816         318,540         $30.84

Options granted                                           1,646,113          61,740         $41.35
Options cancelled                                          (230,004)             --         $36.80
Options exercised                                          (884,744)             --         $17.74
----------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1999            7,584,181         380,280         $34.38

Options granted                                           2,472,205          72,548         $58.24
Options cancelled                                          (206,242)             --         $31.74
Options exercised                                        (4,382,012)       (128,054)        $31.80
----------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 2000/1/         5,468,132         324,774         $46.96
----------------------------------------------------------------------------------------------------------
Stock options exercisable at December 31, 2000/1/         2,215,089         237,294         $46.80
----------------------------------------------------------------------------------------------------------

1  Exercise prices range from $8.329 to $79.9375 per share.

  Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year or in annual increments of one-sixth, one-third, one-third and one-sixth. In 1998, options that fully vested at the end of 1999 were also granted to a limited number of employees. These options all expire ten years after the date of grant. Certain key executives also elected in 2000 to receive options in lieu of salary for the year ended December 31, 2001. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period. Similar options were not granted in 1999 with respect to salary for the year 2000 but were granted in 1998 for the salary year beginning on January 1, 1999.
  Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually. In addition, directors are permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. All directors elected to receive all of their retainer in stock options for 2000, 1999 and 1998. The election to receive their entire retainer in stock options and the grant of these options, covering 25,740 shares, for the year 2001 was made during 2000. Similarly, in 1999, 25,740 shares were granted for the year 2000 and, in 1998, 25,740 shares were granted for the year 1999 in addition to 34,800 shares for the year 1998. The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In the case of options granted in lieu of retainer, the options become exercisable one year following the beginning of the retainer period and expire five years following the beginning of the retainer period.
  As of December 31, 2000, shares reserved for future grants under the Long-term Incentive, Broad Based Incentive, and Non-employee Director Stock Option Plans were 2,413,757, 2,800 and 395,198, respectively. The weighted-average remaining contractual life of all options at December 31, 2000 is approximately 7.2 years.
  Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income and earnings per share as if the Company had accounted for the stock option grants and the Employee Stock Purchase Plan (ESPP) using the fair value method described in that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.8%, 5.5% and 5.2%; dividend yields of zero for each year; volatility factors of the expected market price of the Company's Common stock of
 .488, .494 and .482; and a weighted-average expected life of the options of 3.4,
3.6 and 4.0 years. These assumptions resulted in a weighted- average grant date fair value for options and the ESPP of $24.29 and $18.98, respectively, for 2000; $17.02 and $10.56, respectively, for 1999; and $15.18 and $10.11, respectively, for 1998. For purposes of the pro forma disclosures, the aggregate estimated fair value is amortized to expense over the vesting period. Reflecting the amortization of this hypothetical expense in 2000, 1999 and 1998 results in pro forma net income (loss) and diluted earnings (loss) per share of $(4,934,000) and $(0.09), respectively, for 2000; $20,417,000 and $0.36, respectively, for 1999; and $118,562,000 and $2.11, respectively, for 1998.

EMPLOYEE STOCK PURCHASE PLAN

  Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2000/2001 plan, over 1,600 employees elected to purchase approximately 108,000 shares of the Company's Common stock at $55.83 per share, or 85% of the market price of the Company's Common stock on July 31, 2001, if lower. A total of 163,454 shares were purchased at $31.03 per share on July 31, 2000 under the 1999/2000 plan.



NOTE 10:  LONG-TERM DEBT


                                                           DECEMBER 31,
--------------------------------------------------------------------------------
(dollars in thousands)                                2000              1999
--------------------------------------------------------------------------------
Floating-rate revolving credit advances            $170,463          $125,341
Other long-term debt                                 14,493            75,059
Obligations under capital leases                      7,316             9,932
--------------------------------------------------------------------------------
                                                    192,272           210,332
Current maturities                                   (4,212)          (14,472)
--------------------------------------------------------------------------------
Long-term portion                                  $188,060          $195,860
--------------------------------------------------------------------------------

  The Company is party to a long-term credit agreement (the Credit Agreement) with various banks which provides for an aggregate unsecured borrowing capacity of $475,000,000 of floating-rate revolving credit advances maturing March 31, 2002. The Company is required to pay a facility fee on the committed amount under the Credit Agreement, which at December 31, 2000 equalled .075% annually.
  In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries.

  At December 31, 2000, the weighted-average interest rate on the revolving credit advances was 6.82% (6.35% at December 31, 1999). The average interest rate on the remaining debt was 6.24% at December 31, 2000 (6.86% at December 31, 1999) excluding approximately $1,288,000 of dollar equivalent local currency indebtedness in Brazil at a notional rate (before currency effects) of 22.4% annually.
  At December 31, 2000, the Company reclassified as long-term $4,058,000 ($54,529,000 at December 31, 1999) of indebtedness which by its terms represents a current liability reflecting the Company's intention and ability to refinance such amounts under the Credit Agreement. As a result, future maturities of the floating-rate revolving credit advances and other long-term debt are $350,000 and $184,606,000 for the years 2001 and 2002, respectively.
  During March 1999, the Company entered into interest rate swaps with various financial institutions to effectively convert $175,000,000 of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 6.46%. This transaction replaced existing treasury locks, or forward rate agreements. The Company paid $8,235,000 to the counterparties to the treasury locks in connection with the termination of these agreements. In December 1999, the Company terminated the interest rate swaps, receiving $11,239,000 from the counterparties to these agreements. Of the net $3,004,000 gain, $899,000 was recognized in the fourth quarter of 1999 and the remainder is being amortized to interest expense over the remaining 10-year life of the interest rate swaps.
  During January 2001, the Company entered into interest rate swaps which effectively converted $155 million of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 5.24%. The majority of these swaps extend through March 2002.
  At December 31, 2000, the Company had $304,537,000 of committed borrowing capacity available plus additional uncommitted amounts available under various other borrowing arrangements.
  Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios including a debt-to-capitalization ratio of not more than 50%, except in certain instances involving acquisitions, and a coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) less capital expenditures equal to at least 2.5 times interest expense. The Credit Agreement also specifies certain limitations regarding additional indebtedness outside the Credit Agreement and the amounts invested in the Company's foreign subsidiaries. The Company has been, throughout all periods reported, and was, at December 31, 2000, in compliance with all loan covenants.
  For the years 2000, 1999 and 1998, total interest expense was $18,038,000, $27,834,000 and $32,721,000, respectively. Interest paid by the Company in 2000, in 1999 and in 1998 (after considering $2,187,000 of interest capitalized during 1998) is not materially different than the amounts expensed.
  The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. The obligations with respect to these leases are generally for five years or less and are not considered to be material individually or in the aggregate.


NOTE 11:  INCOME TAXES
                                                                             YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                   2000          1999         1998
------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
 U.S. operations                                                       $(26,137)   $   13,536    $  58,976
 Foreign operations                                                      69,910        57,380      136,752
------------------------------------------------------------------------------------------------------------
   Income before income taxes                                          $ 43,773    $   70,916    $ 195,728
------------------------------------------------------------------------------------------------------------
Income taxes:
 Current:
  U.S. federal                                                         $ 54,242    $   10,805    $  14,973
  U.S. state and local and franchise                                      9,432         4,501        3,934
  Foreign                                                                16,375        23,296       34,628
------------------------------------------------------------------------------------------------------------
                                                                         80,049        38,602       53,535
------------------------------------------------------------------------------------------------------------
 Deferred:
  U.S. federal                                                          (61,318)       (6,829)         126
  U.S. state and local                                                   (9,221)       (1,026)          19
  Foreign                                                                 6,603        (2,833)       5,892
------------------------------------------------------------------------------------------------------------
                                                                        (63,936)      (10,688)       6,037
------------------------------------------------------------------------------------------------------------
   Income tax provision                                                $ 16,113    $   27,914    $  59,572
------------------------------------------------------------------------------------------------------------
Items giving rise to deferred income taxes:
 Reserves and accruals                                                 $ 12,895    $  (16,349)   $     812
 Inventory allowances, full absorption and LIFO                           5,842        (8,315)       3,906
 Percentage of completion income (recognized) not
  recognized for tax                                                         --        (2,018)      (2,877)
 Pension and postretirement benefit income not
  currently taxable                                                       9,234         7,162/1/     4,856/1/
 U.S. tax deductions less than (in excess of) amounts
  currently deductible                                                  (85,635)       15,744       (5,927)
 Other                                                                   (6,272)       (6,912)/1/    5,267/1/
------------------------------------------------------------------------------------------------------------
   Deferred income taxes                                               $(63,936)   $  (10,688)   $   6,037
------------------------------------------------------------------------------------------------------------
The differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:
  U.S. federal statutory rate                                             35.00%        35.00%       35.00%
  Nondeductible goodwill                                                   7.32          4.48         1.52
  State and local income taxes                                            (0.03)         2.37         0.93
  Tax exempt income                                                       (1.60)        (0.99)       (1.43)
  Foreign statutory rate differential                                    (11.61)        (2.75)       (2.30)
  Change in valuation of prior year tax assets                            (4.34)        (3.24)       (1.04)/1/
  Foreign losses (receiving) not receiving a tax benefit                  (1.08)         2.64        (1.62)/1/
  Translation write-offs not deductible for tax                            7.27            --           --
  Nondeductible expenses                                                   2.40          1.28/1/      0.41 /1/
  All other                                                                3.48          0.57/1/     (1.03)/1/
------------------------------------------------------------------------------------------------------------
   Total                                                                  36.81%        39.36%       30.44%
------------------------------------------------------------------------------------------------------------
Total income taxes paid                                                $ 14,724    $   42,696    $  22,166
------------------------------------------------------------------------------------------------------------

1  Revised for comparability.

  The year-to-year percentage changes above are more indicative of year-to-year changes in pre-tax income than changes in the amount of deductible or non-deductible items, except for the translation write-offs that should not recur in future periods.



                                                                  December 31,
------------------------------------------------------------------------------------------
(dollars in thousands)                                          2000           1999
------------------------------------------------------------------------------------------
Components of deferred tax balances:
 Deferred tax liabilities:
  Plant and equipment                                       $ (34,879)   $   (38,415)
  Inventory                                                   (51,470)       (45,628)
  Pensions                                                    (24,272)       (18,242)/1/
  Other                                                       (19,687)       (27,554)/1/
------------------------------------------------------------------------------------------
 Total deferred tax liabilities                              (130,308)      (129,839)
------------------------------------------------------------------------------------------
 Deferred tax assets:
  Postretirement benefits other than pensions                  18,579         23,265
  Reserves and accruals                                        39,088         51,916
  Net operating losses and related deferred tax assets         98,014          9,058
  Other                                                         1,440          7,021
------------------------------------------------------------------------------------------
 Total deferred tax assets                                    157,121         91,260
------------------------------------------------------------------------------------------
 Valuation allowance                                          (16,201)       (18,695)
------------------------------------------------------------------------------------------
     Net deferred tax assets (liabilities)                  $  10,612    $   (57,274)
------------------------------------------------------------------------------------------

1 Revised for comparability

  During each of the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others, that had losses in a prior year, generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 2000, 1999 and 1998, respectively, $1,900,000, $2,300,000 and $2,032,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company's overall effective tax rate are included in the rate reconciliation captions:
"Change in valuation of prior year tax assets" and "Foreign losses (receiving) not receiving a tax benefit". As a result of all of the foregoing, the valuation allowances established in prior years were reduced in 2000, 1999 and 1998 by $2,494,000, $425,000 and $5,201,000, respectively, with a corresponding reduction in the Company's income tax expense.
  During 2000, the Company domestically had tax deductions, including those related to stock options (discussed below), which were greater than the amounts that could be utilized currently as a reduction of actual taxes payable. As a result, the Company paid essentially no U.S. federal income tax in 2000 and recorded $85,635,000 of deferred tax assets related to these excess deductions that will require taxable income in future years in order to be realized. The Company has until the year 2020 to utilize these excess deductions. As a result, in management's judgement there is presently essentially no risk that this asset will not be realized. In 1999, all of the deferred tax assets recorded in 1998 and prior years with respect to U.S. taxable losses were utilized such that, along with other deductions originating in 1999, the Company also paid only a small amount of actual tax during 1999 on its domestic earnings, including the gain on the sale of the rotating compressor product line.
  During 2000, 1999, and 1998, a major item giving rise to the domestic excess deductions was the tax benefit that the Company receives with respect to certain employee stock benefit plan transactions. This benefit, which is credited to capital in excess of par value, amounted to $59,624,000, $5,693,000 and $15,223,000 in 2000, 1999 and 1998, respectively.
  The Company's tax provision includes U.S. tax expected to be payable on the foreign portion of the Company's income before income taxes when such earnings are remitted. The Company's accruals are sufficient to cover the additional U.S. taxes estimated to be payable on the earnings that the Company anticipates will be remitted. Through December 31, 2000, this amounted to essentially all unremitted earnings of the Company's foreign subsidiaries except certain unremitted earnings in the U.K., Ireland and Singapore, which are considered to be permanently reinvested.

NOTE 12:  COMMON STOCK, PREFERRED STOCK AND RETAINED DEFICIT

COMMON STOCK

  Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of common stock, par value $.01 per share.
  In November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans. In December 1999, the Company exercised its option under outstanding forward purchase agreements to purchase 3,515,900 shares of its common stock from various third parties at a specified price as defined in the agreements. The total amount paid was $98,378,000, which includes $6,046,000 of prepaid acquisition costs. In addition, the Company also purchased 709,700 shares in January 1998. Treasury shares were utilized to satisfy stock option exercises and stock issuances under the Employee Stock Purchase Plan. At December 31, 2000, 9,774,013 shares of unissued Common stock were reserved for future issuance under the various employee benefit plans.

PREFERRED STOCK

  The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2000, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

STOCKHOLDER RIGHTS PLAN

  On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.
  Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.
  Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of Common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

RETAINED DEFICIT

  The Company's retained deficit includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's board of directors from a current year's earnings as well as from the net of capital in excess of par value less the retained deficit. Accordingly, at December 31, 2000, the Company had approximately $878,844,000 from which dividends could be paid.

NOTE 13:  INDUSTRY SEGMENTS

  The Company's operations are organized into four separate business segments, each of which is also a division with a President who reports to the Company's Chairman and Chief Executive Officer. The four segments are Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor
(CTC). Cameron is a leading international manufacturer of oil and gas pressure control equipment, including wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Split out from Cameron as a separately managed business in mid-1995, CCV provides a full range of ball valves, gate valves, butterfly valves and accessories used primarily to control pressures and direct oil and gas as they are moved from individual wellheads through transmission systems to refineries, petrochemical plants and other processing centers. CES designs, manufactures, markets and services natural gas compression equipment including integral engine compressors, reciprocating compressors, turbochargers and control systems. Through September 30, 1999, CES operations also included a rotating compressor product line. See Note 2 for additional information regarding the sale of this business. CTC provides centrifugal air compressors and aftermarket products. CTC's customers include manufacturing companies and chemical process industries.
  The primary customers of Cameron, CCV and CES are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies.
  The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.
  For the years ended December 31, 2000, 1999 and 1998, the Company incurred research and development costs, designed to enhance or add to its existing product offerings, totaling $27,276,000, $34,827,000 and $33,034,000, respectively. Cameron accounted for 78%, 78% and 79% of each respective year's total costs.


(dollars in thousands)                                 FOR THE YEAR ENDED DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------------------------
                                                                                         CORPORATE
                                    CAMERON        CCV           CES          CTC         & OTHER     CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------
Revenues                           $  838,341     $221,097   $  224,822      $102,449   $       --      $1,386,709
----------------------------------------------------------------------------------------------------------------------
EBITDA/2/                          $  148,730     $ 37,069   $   19,504      $ 24,193   $  (14,965)     $  214,531
Depreciation and amortization          45,711       11,379       10,727         6,644          860          75,321
Interest expense                           --           --           --            --       18,038          18,038
Nonrecurring/unusual charges            8,121        1,448       67,503           327           --          77,399
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes        $   94,898     $ 24,242   $  (58,726)     $ 17,222   $  (33,863)     $   43,773
----------------------------------------------------------------------------------------------------------------------
Capital expenditures               $   38,615     $  5,981   $   19,340      $  2,572   $       91      $   66,599
----------------------------------------------------------------------------------------------------------------------
Total assets                       $  884,187     $245,653   $  171,568      $106,893   $   85,572      $1,493,873
----------------------------------------------------------------------------------------------------------------------



(dollars in thousands)                                  FOR THE YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------------------
                                                                                         CORPORATE
                                      CAMERON          CCV          CES           CTC      & OTHER    CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------
Revenues/1/                        $  817,055     $233,581   $  319,682      $104,743   $       --      $1,475,061
----------------------------------------------------------------------------------------------------------------------
EBITDA/2/                          $  139,281     $ 33,368   $    9,947      $ 22,867   $  (12,412)     $  193,051
Depreciation and amortization          44,416       12,965       18,491         6,639        1,205          83,716
Interest expense                           --           --           --            --       27,834          27,834
Nonrecurring/unusual charges           15,881        9,873      (15,877)          708           --          10,585
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes        $   78,984     $ 10,530   $    7,333      $ 15,520   $  (41,451)     $   70,916
----------------------------------------------------------------------------------------------------------------------
Capital expenditures               $   38,835     $  4,891   $   16,925      $  4,050   $      208      $   64,909
----------------------------------------------------------------------------------------------------------------------
Total assets                       $  908,120     $245,102   $  194,417      $101,867   $   21,213      $1,470,719
----------------------------------------------------------------------------------------------------------------------


(dollars in thousands)                                 FOR THE YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------
                                                                                         CORPORATE
                                      CAMERON          CCV          CES           CTC      & OTHER    CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------
Revenues/1/                        $1,024,685     $311,791   $  422,496      $134,339   $       --      $1,893,311
----------------------------------------------------------------------------------------------------------------------
EBITDA/2/                          $  214,969     $ 60,906   $   24,694      $ 32,691   $  (10,381)     $  322,879
Depreciation and amortization          34,795       12,509       17,884         6,253        1,033          72,474
Interest expense                           --           --           --            --       32,721          32,721
Nonrecurring/unusual charges            6,063        7,796        7,810           287           --          21,956
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes        $  174,111     $ 40,601   $   (1,000)     $ 26,151   $  (44,135)     $  195,728
----------------------------------------------------------------------------------------------------------------------
Capital expenditures               $   82,028     $  5,563   $   20,696      $  6,291   $      891      $  115,469
----------------------------------------------------------------------------------------------------------------------
Total assets                       $1,041,738     $295,327   $  359,739      $112,261   $   14,538      $1,823,603
----------------------------------------------------------------------------------------------------------------------



Geographic Information:
                                      DECEMBER 31, 2000         DECEMBER 31, 1999           DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------
                                                  LONG-LIVED                 LONG-LIVED                   LONG-LIVED
                                     REVENUES       ASSETS    REVENUES/1/      ASSETS     REVENUES/1/       ASSETS
------------------------------------------------------------------------------------------------------------------------
United States                      $  750,383     $429,611   $  809,752      $445,497   $  999,192      $  510,482
United Kingdom                        204,638      112,149      225,978       123,541      369,713         140,759
Other foreign countries               431,688      123,060      439,331       131,529      524,406         132,799
------------------------------------------------------------------------------------------------------------------------
 Total                             $1,386,709     $664,820   $1,475,061      $700,567   $1,893,311      $  784,040
------------------------------------------------------------------------------------------------------------------------

1 Revised to include shipping and handling costs as an item in cost of sales rather than a reduction in revenues.
2 Earnings before interest, taxes, depreciation and amortization and nonrecurring/unusual charges.

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

NOTE 14: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Off-Balance Sheet Risk

  At December 31, 2000, the Company was contingently liable with respect to approximately $42,077,000 ($33,447,000 at December 31, 1999) of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. Of the outstanding total, approximately 76% relates to Cameron. The Company was also liable for approximately $13,169,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company ($24,991,000 at December 31, 1999). While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business.

  Except for certain financial instruments as described below, the Company's other off-balance sheet risks are not material.

Concentrations of Credit Risk

  Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2000.

Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, interest rate swap contracts and foreign currency forward contracts. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. Based on the spread between the contract forward rate and the spot rate as of year-end on contracts with similar terms to existing contracts, the fair value associated with the Company's foreign currency forward contracts was approximately $213,000 higher than nominal value at December 31, 2000.


NOTE 15:  SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

Increase in net assets:
                                                                        YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------
(dollars in thousands)                                                    2000         1999
-------------------------------------------------------------------------------------------------
Common stock issued for employee stock ownership and
 other plans                                                             $ 3,954       $7,425
Tax benefit of certain employee stock benefit plan transactions           59,624        5,693
Other                                                                         --          534


NOTE 16:  EARNINGS PER SHARE

  The weighted average number of common shares (utilized for basic earnings per share presentation) and common stock equivalents outstanding for each period presented was as follows:


                                                                YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------
(amounts in thousands)                                           2000     1999     1998
----------------------------------------------------------------------------------------------
Average shares outstanding                                      52,800   53,328   52,857
Common stock equivalents                                         2,213    1,520    2,045
----------------------------------------------------------------------------------------------
Shares utilized in diluted earnings per share presentation      55,013   54,848   54,902
----------------------------------------------------------------------------------------------


NOTE 17:  ACCUMULATED OTHER ELEMENTS OF COMPREHENSIVE INCOME

                                                                     DECEMBER 31,
-----------------------------------------------------------------------------------------
(dollars in thousands)                                             2000        1999
-----------------------------------------------------------------------------------------
Accumulated foreign currency translation loss                     $(36,964)   $(11,651)
Accumulated adjustments to record minimum
 pension liabilities                                                  (388)       (388)
Other                                                                  247          --
-----------------------------------------------------------------------------------------
                                                                  $(37,105)   $(12,039)
-----------------------------------------------------------------------------------------

NOTE 18:  UNAUDITED QUARTERLY OPERATING RESULTS


                                                                2000 (BY QUARTER)/3/
-----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)         1          2          3          4
-----------------------------------------------------------------------------------------------
Revenues/1/                                        $338,302   $349,993   $349,978   $348,436
Gross margin/2/                                      97,664    103,156    103,285    107,807
Net income (loss)                                    12,665     16,197      8,352     (9,554)
Earnings (loss) per share:
 Basic                                                  .25        .31        .16       (.18)
 Diluted                                                .24        .29        .15       (.18)




                                                             1999 (BY QUARTER)/3/
-----------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)         1          2          3          4
-----------------------------------------------------------------------------------------------
Revenues/1/                                        $385,776   $387,990   $376,860   $324,435
Gross margin/2/                                     103,921     99,268     98,751     96,845
Net income                                           10,762      9,129     15,928      7,183
Earnings per share:
 Basic                                                  .20        .17        .30        .14
 Diluted                                                .20        .17        .29        .13

1 Revised to include shipping and handling costs as an item in cost of sales rather than a reduction in revenues.
2 Gross margin equals revenues less cost of sales before depreciation and amortization.
3 See Note 2 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges incurred during 2000 and 1999.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF
COOPER CAMERON CORPORATION

  The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2000. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.


                                                                      YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share)         2000          1999          1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
 Revenues/1/                                  $1,386,709    $1,475,061    $1,893,311    $1,817,132    $1,395,223
-------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
  Cost of sales (exclusive of
   depreciation and amortization)/1/             974,797     1,076,276     1,340,722     1,307,970     1,017,594
  Depreciation and amortization                   75,321        83,716        72,474        65,862        62,480
  Selling and administrative expenses            197,381       205,734       229,710       215,331       194,983
  Interest expense                                18,038        27,834        32,721        28,591        20,878
  Nonrecurring/unusual charges/2/                 77,399        10,585        21,956            --         7,274

                                               1,342,936     1,404,145     1,697,583     1,617,754     1,303,209
-------------------------------------------------------------------------------------------------------------------
 Income before income taxes                       43,773        70,916       195,728       199,378        92,014
 Income tax provision                            (16,113)      (27,914)      (59,572)      (58,796)      (27,830)
-------------------------------------------------------------------------------------------------------------------
 Net income                                   $   27,660    $   43,002    $  136,156    $  140,582    $   64,184
-------------------------------------------------------------------------------------------------------------------
 Earnings per share:
   Basic                                            $.52          $.81         $2.58         $2.70         $1.27
   Diluted                                          $.50          $.78         $2.48         $2.53         $1.21
-------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at the end of
 period):
  Total assets                                $1,493,873    $1,470,719    $1,823,603    $1,643,230    $1,468,922
  Stockholders' equity                           842,279       714,078       780,285       642,051       516,128
  Long-term debt                                 188,060       195,860       364,363       328,824       347,548
  Other long-term obligations                    117,503       138,955       149,113       143,560       160,405

1 Revised to include shipping and handling costs as an item in cost of sales rather than a reduction in revenues.
2 See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges incurred during 2000, 1999 and 1998. Information relating to the nonrecurring/unusual charges incurred during 1996 may be found in the 1996 Annual Report to Stockholders.