Form 10-K, Exhibit 13
period 2002-12-31
COOPER CAMERON CORP
filed 2003-03-26
CIK 941548

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

     The following discussion of Cooper Cameron Corporation's (the Company) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

     The Company's operations are organized into three business segments--Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron's customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Cooper Compression is a leading provider of reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. Reciprocating compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers and independent power producers. Integrally geared compression equipment is used in a variety of industries around the world.

     In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and earnings of the Company, as well as expectations regarding North American rig activity, customer spending levels, pricing levels and capital expenditures made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers' spending levels and their related purchases of the Company's products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company's judgment of how such changes might impact customers' spending, which may impact the Company's financial results. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

     Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

     The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

     The Company recognizes revenue in accordance with invoice or contractual terms, which generally results in revenue recognition at the time of shipment or the performance of services.

     The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of each specific customer. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

     The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. If future conditions cause a reduction in the Company's estimate of realizable value, additional provisions may be required.

     The Company provides for the estimated cost of product warranties at the time of sale, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, revisions to the estimated warranty liability would be required.

     The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2002, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $249 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the North American natural gas market deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

     Through December 31, 2001, the Company reviewed the carrying value of intangible assets, including goodwill, at least annually or whenever there were indications that the intangible might be impaired. In assessing the recoverability of these intangible assets and goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine the estimated fair value of the respective assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142) which requires that the Company estimate the fair value of each of its businesses annually and compare such amounts to their respective book values to determine if an impairment of intangibles is required.

     The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States and the United Kingdom. During 2000, 2001 and 2002, the Company assumed that the expected long-term rate of return on plan assets for these plans would be between 8.5% and 9.25%. Prior to 2001, the Company's actual cumulative long-term rate of return on the pension assets of these plans was in excess of these amounts; however, these plans' assets have recently earned substantially less than the assumed rates of return. As a result, pension expense for 2002 increased approximately $15.5 million from 2001's level. For 2003, the Company has lowered the assumed rates of return to between 8.0% and 8.9%, depending on the plan. As a result of this and other factors, the Company believes there will be an additional increase in pension expense of approximately $5.0-$6.0 million for 2003.

Financial Summary

     The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

                                                                                      Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                              2002             2001             2000
--------------------------------------------------------------------------------------------------------------------------
 Revenues                                                                    100.0%           100.0%           100.0%
--------------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
   Cost of sales (exclusive of depreciation and amortization)                 71.0             69.1             70.3
   Depreciation and amortization                                               5.0              5.3              5.4
   Selling and administrative expenses                                        16.3             14.8             14.2
   Interest, net                                                                --              0.4              1.3
   Special items                                                               2.2              1.3              5.6
--------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                 94.5             90.9             96.8
--------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                                    5.5              9.1              3.2
 Income tax provision                                                         (1.6)            (2.8)            (1.2)
--------------------------------------------------------------------------------------------------------------------------

 Net income                                                                    3.9%             6.3%             2.0%
==========================================================================================================================

2002 Compared to 2001

     The Company had net income of $60.5 million, or $1.10 per share, for the twelve months ended December 31, 2002 compared with $98.3 million, or $1.75 per share in 2001. The results for 2002 and 2001 included pre-tax charges of $33.3 million and $20.2 million, respectively, for special items which consisted primarily of costs related to (i) facility closings and disposals, (ii) exiting a product line, and (iii) other cost rationalization programs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

Revenues

     Revenues for 2002 totaled $1.538 billion, a decrease of 1.6% from 2001 revenues of $1.564 billion. Increased subsea deliveries in Cameron were more than offset by weak market conditions in domestic natural gas and compression and transmission markets, which negatively impacted sales in Cameron's North American surface and aftermarket business and the CCV and Cooper Compression divisions.

     Cameron's revenues for 2002 totaled $918.7 million, an increase of 2.3% from 2001 revenues of $898.3 million. Revenue increases in the subsea and international surface markets more than offset declines in North American surface and aftermarket revenues. The increase in subsea revenues was attributable to the large increase in subsea orders received during 2001, primarily related to projects located offshore West Africa. North American surface and aftermarket revenues declined primarily as a result of the continued weakness in the rig count in this region.

     CCV's revenues for 2002 totaled $273.5 million, a decrease of 6.4% from 2001 revenues of $292.3 million. Increased revenues in the Cameron Ball Valve product line were more than offset by declines in the distributor, Orbit and aftermarket product lines. The increase in the Cameron Ball Valve product line was attributable to the significant pipeline backlog that existed at December 31, 2001. The decline in the distributor product line resulted from weakness in the North American gas market. The decline in the Orbit product line was due to both weakness in the specialty valve market and intense competitive pressures in this market during 2002. Finally, the decline in the aftermarket product line resulted from softness in the pipeline, refining and petrochemical markets during the latter part of 2002.

     Cooper Compression's revenues for 2002 totaled $345.9 million, a decrease of 7.3% from 2001 revenues of $373.1 million. Increases in aftermarket revenues in the gas compression market were more than offset by a significant decline in new unit sales in this market. The air compression portion of Cooper Compression's business was relatively flat in 2002 as compared to 2001. The increase in aftermarket revenues in the gas compression market was attributable primarily to the acquisitions Cooper Compression made in 2001. The decrease in new unit sales in the gas compression market resulted from a lack of demand in this market attributable to, among other things, the financial difficulties that Cooper Compression's customers experienced throughout the year and a lack of significant development projects that would require Cooper Compression's equipment.

Cost and Expenses

     Gross margin (exclusive of depreciation and amortization) for 2002 was $446.8 million, a decrease of 7.4% from 2001 gross margin of $482.6 million. Gross margin as a percentage of revenue for 2002 was 29.0% as compared to 30.9% for 2001. The gross margin percentage declined in both the Cameron and CCV divisions and increased in Cooper Compression.

     Cameron's gross margin percentage for 2002 was 28.0% as compared to 31.6% for 2001. The decrease in the gross margin percentage resulted from pricing pressures in the North American surface and aftermarket businesses and the increased subsea shipments during 2002, which typically carry a lower margin percentage as compared to the Company's traditional surface products.

     CCV's gross margin percentage for 2002 was 30.5% as compared to 31.1% for 2001. The decline in the gross margin percentage was attributable to the effect of spreading relatively fixed overhead costs over a lower activity level.

     Cooper Compression's gross margin percentage for 2002 was 30.8% as compared to 28.9% for 2001. The increase in the gross margin percentage resulted from manufacturing efficiencies and a higher percentage of aftermarket revenues, which typically carry higher margins.

     Depreciation and amortization expense for 2002 was $77.9 million, a decrease of 6.2% from 2001 depreciation and amortization expense of $83.1 million. The decrease in depreciation and amortization expense was attributable to the lack of goodwill amortization for 2002 due to the implementation of FAS 142 (approximately $10.7 million), partially offset by increased depreciation and amortization on capital additions made during 2002 and 2001.

     Selling and administrative expenses for 2002 were $251.0 million, an increase of 8.6% from 2001 selling and administrative expenses of $231.1 million. As a percentage of revenues, selling and administrative expenses for 2002 were 16.3% as compared to 14.8% for 2001. The increase in selling and administrative expenses as a percentage of revenues resulted primarily from increased investment associated with the Company's expansion into the subsea markets, decreased sales leverage at Cooper Compression due to the reduced new unit sales in the gas compression market and significantly higher postretirement benefit plan costs, associated primarily with lower returns on pension assets.

     Special items for 2002 were $33.3 million as compared to $20.2 million for 2001. Of the $33.3 million in special items recorded in 2002, $25.8 million related to the Cooper Compression division and $7.5 million related to the Company's other divisions. The special items attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and was comprised primarily of: (i) $1.6 million of severance expenses,
(ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $16.0 million of facility and inventory write-downs. The $7.5 million of special items related to the Company's other divisions was comprised of: (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company's international tax restructuring activities.

     Interest for 2002 was income of $0.6 million as compared to expense of $5.6 million in 2001. The decline in interest expense was primarily attributable to the retirement of outstanding higher-cost debt with the proceeds from the lower-cost convertible debentures which were issued in May 2001.

     The effective tax rate for 2002 was 29.0% compared to 31.0% for 2001. The reduction in the effective tax rate for 2002 was primarily attributable to the discontinuance of amortizing goodwill, which has historically been a permanent tax difference.

2001 Compared to 2000

     The Company had net income of $98.3 million, or $1.75 per share, for the twelve months ended December 31, 2001 compared with $27.7 million, or $0.50 per share in 2000. The results for 2001 and 2000 included pre-tax charges of $20.2 million and $77.4 million, respectively, for the cost of exiting a product line and other cost rationalization programs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

Revenues

     Revenues for 2001 totaled $1.564 billion, an increase of 12.8% from 2000 revenues of $1.387 billion. Strong market conditions in the energy industry during the first half of 2001 resulted in revenue increases in the Cameron, CCV and the gas compression portion of Cooper Compression's business while the overall weakness in the worldwide industrial manufacturing environment during 2001 resulted in a decline in revenues for the air compression portion of Cooper Compression's business.

     Cameron's revenues for 2001 totaled $898.3 million, an increase of 7.2% from 2000 revenues of $838.3 million. Revenue increases in both surface and aftermarket products more than offset a significant decline in drilling and a smaller decline in subsea products. The increase in revenue for the surface and aftermarket products was primarily due to strong drilling and development activities in the energy industry during the first half of 2001. Drilling revenues declined in 2001 as results in 2000 included deliveries of several large projects which were not replaced in 2001. Subsea revenues declined slightly in 2001 due to deliveries related to an offshore project in the Philippines in 2000 which did not reoccur in 2001.

   CCV's revenues for 2001 totaled $292.3 million, an increase of 32.2% from 2000 revenues of $221.1 million. Revenue increased in all product lines as strong conditions in the energy industry during the first half of 2001 drove overall demand increases for the year.

   Cooper Compression's revenues for 2001 totaled $373.1 million, an increase of 14.0% from 2000 revenues of $327.3 million. Increases in Ajax units, Superior compressors and aftermarket parts and services more than offset a decline in the Superior engine line (which was discontinued in early 2001). The increase in aftermarket parts and service was attributable to both Cooper Compression's traditional business as well as two aftermarket suppliers acquired in 2001. The revenues in the air compression portion of the business declined slightly from 2000 due to weakness in the worldwide industrial manufacturing environment during 2001.

Cost and Expenses

   Gross margin (exclusive of depreciation and amortization) for 2001 was $482.6 million, an increase of 17.2% from 2000 gross margin of $411.9 million. Gross margin as a percentage of revenue for 2001 was 30.9% as compared to 29.7% for 2000. The increase in gross margin percentage is attributable to an increase at Cameron partially offset by declines at CCV and Cooper Compression.

   Cameron's gross margin percentage for 2001 was 31.6% as compared to 29.1% for 2000. The increase in the gross margin percentage occurred across all product lines due to, among other things, improved pricing in the domestic surface, aftermarket and drilling businesses. The drilling business also benefited from reduced warranty costs in 2001 as compared to 2000.

   CCV's gross margin percentage for 2001 was 31.1% as compared to 32.2% for 2000. The decline in the gross margin percentage was attributable to a shift in the mix of products sold during 2001 towards lower margin product lines.

   Cooper Compression's gross margin percentage for 2001 was 28.9% as compared to 29.7% for 2000. The decrease was due primarily to a significant decline in the gross margin percentage associated with integrally geared centrifugal compression equipment as a result of lower pricing on new units due to the overall weakness in the worldwide industrial manufacturing environment during 2001. This decline was partially offset by an increase in the gross margin percentage associated with reciprocating gas compression equipment due primarily to the elimination of costs and lower margin product lines (i.e., the Superior engine line) as a result of the rationalization of Cooper Compression's manufacturing activities, which occurred during 2000 and early 2001.

   Depreciation and amortization expense for 2001 was $83.1 million, an increase of 10.3% from 2000 depreciation and amortization expense of $75.3 million. The increase in depreciation and amortization expense was attributable to: accelerated amortization of existing software systems that will be replaced by new business systems software, the implementation of which began in late 2002; accelerated depreciation expense associated with facilities closed during 2002; additional amortization expense associated with certain intangible assets; and higher capital expenditures. These increases were offset by reduced depreciation associated with the write-off of long-term assets at Cooper Compression in connection with the decision to discontinue the Superior brand natural gas engine line and close its Springfield, Ohio manufacturing facility.

   Selling and administrative expenses for 2001 were $231.1 million, an increase of 17.1% from 2000 selling and administrative expenses of $197.4 million. As a percentage of revenues, selling and administrative expenses for 2001 were 14.8% as compared to 14.2% for 2000. The increase in selling and administrative expenses as a percentage of revenues resulted primarily from increased investment associated with the Company's expansion into the subsea markets, decreased sales leverage in the air compression portion of Cooper Compression's business attributable to the soft industrial manufacturing environment encountered in 2001 and increased postretirement benefit plan costs associated primarily with lower returns on pension assets and decreased amortization of actuarial gains.

   Special items for 2001 were $20.2 million as compared to $77.4 million for 2000. All of the $20.2 million in special items recorded in 2001 were related to the consolidation of the gas compression portion of Cooper Compression's business. These items were comprised primarily of: (i) $4.5 million related to severance and relocation expenses, (ii) $2.5 million of contract cancellation costs, (iii) $7.5 million of facility exit costs, including lease termination payments, and (iv) $4.1 million of costs incurred by the Superior engine business during the shutdown period.

   Net interest expense declined from $18.0 million in 2000 to $5.6 million in 2001. This decline was attributable to the replacement of higher-cost borrowings with the issuance of $450.0 million of convertible securities which bear low rates of interest. Additionally, the issuance of the convertible securities in 2001 generated excess cash which was invested in income-bearing securities.

   The effective tax rate for 2001 was 31.0% compared to 36.8% for 2000. The 2000 rate reflected a full-year rate on operational earnings, including special items, of 30.5%, and the absence of a tax deduction on $9.1 million of translation component write-offs included in pre-tax earnings that were not deductible for tax purposes.

Recent Pronouncements

   Effective January 1, 2002, the Company adopted FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. As a result of the adoption of FAS 142, the Company discontinued amortizing goodwill effective January 1, 2002. Amortization of goodwill during 2001 was approximately $10.7 million. Pursuant to FAS 142, the Company tested its goodwill for impairment upon adoption and during the year, and no impairment was indicated.

   Since mid-2001, the Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards Nos. 143-148. Certain provisions of these standards, including new disclosure requirements, are effective for 2002, whereas other provisions became effective January 1, 2003. There was no material impact on the Company's financial condition or results of operations from adoption of those provisions effective in 2002 nor is any expected upon adoption of the remaining provisions in 2003.

Outlook for 2003

   Primarily as a result of the continued weakness in North American natural gas exploration and development activity and its negative impact on the Company's North American surface, valve and compression businesses, the Company remains cautious in its near-term outlook. First quarter earnings per share, before special items, are expected to be approximately $0.20 to $0.25. Special items for the first quarter are expected to be approximately $3 to $5 million, comprised primarily of additional severance and facility closure costs associated with the restructuring activities in Cooper Compression. Earnings for the full year 2003 are expected to be approximately $1.80 to $2.00 per share, before special items, with approximately 60 to 65 percent of the year's earnings generated in the second half as Cameron begins to deliver portions of the large subsea orders that were booked in 2001 and 2002.

Liquidity and Capital Resources

   The Company's combined cash and short-term investment balances increased to $299.1 million at December 31, 2002 from $213.7 million at December 31, 2001, due primarily to free cash flow generated during 2002. During 2002, the Company's operating activities generated $177.8 million of cash as compared to $124.9 million in 2001. Cash flow from operations in 2002 was comprised primarily of net income of $60.5 million, adjusted for depreciation and amortization of $77.9 million, and $40.7 million of working capital decreases. The most significant decreases in working capital were in inventory and receivables as the Company focused on reducing working capital throughout the year. Working capital associated with other assets and liabilities increased $33.3 million during 2002 due primarily to the contribution of $26.4 million to the Company's pension plans.

   During 2002, the Company's investing activities consumed $25.3 million of cash as compared to $271.6 million in 2001. Capital expenditures in 2002 of $82.1 million decreased significantly from expenditures in 2001 of $125.0 million as the Company's 2001 expenditures included $36.0 million for the construction of a new headquarters for the Cameron division and $20.0 million for the Company's enterprise-wide software system, which the Company began implementing in late 2002. The Company spent an additional $24.3 million for its enterprise-wide software system during 2002, bringing the cumulative expenditures to date on this system to approximately $44.3 million. Cash spent on acquisitions totaled $67.8 million for 2002 and was comprised of the acquisition of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash spent on acquisitions totaled $51.8 million for 2001 and consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. During 2002, the Company entered into a sale-leaseback transaction for its Cameron headquarters and sold land formerly used by the Cameron division. The Company realized net proceeds from these transactions of $39.5 million.

   During 2002, the Company's financing activities consumed $2.3 million of cash, as compared to generating $243.8 million of cash in 2001. The 2001 activity reflects the issuance of the convertible securities, as more fully described in Note 10 of the Notes to Consolidated Financial Statements, which generated gross proceeds of $450.0 million. These proceeds were used to repay amounts outstanding under the Company's revolving credit facility and other borrowings of $179.1 million and for other purposes, including share repurchases of $25.1 million and acquisitions.

   During the third quarter of 2002, the Company reached an agreement with a joint-venture partner whereby the partner has the option to purchase certain specialized fixed assets, with a net book value of $3.8 million as of December 31, 2002, and certain other assets by March 31, 2003 for a cash payment of $4.3 million and certain other consideration. Should the joint venture partner not purchase these assets, the Company will find alternative uses or otherwise dispose of these assets, which could result in a write-down of all or a portion of the net book value of these assets.

   During March 2002, the Company entered into a revolving credit agreement (the "Revolving Credit Agreement"). This agreement provides the Company with up to $150.0 million of floating-rate credit advances maturing on March 5, 2003 (all of which was available for borrowing at December 31, 2002). The Revolving Credit Agreement currently provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.50%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.10% per annum on the total amount of outstanding borrowings, provided such borrowings exceed $50.0 million.

The Revolving Credit Agreement contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company currently intends to extend this facility prior to its expiration and concurrently reduce the size of the facility to $100 million.

   The Company expects to fund capital expenditures, estimated to be $65.0 to $70.0 million in 2003, as well as general liquidity needs, from its cash and short-term investment balances, internally generated funds and financing arrangements.

   At December 31, 2002, the Company was party to two forward purchase agreements with a third-party financial institution for the purchase of a total of 1,006,500 shares of the Company's common stock. The key terms of these agreements are as follows:

                                             Forward Agreement Dated
                                        August 2002             March 2002
--------------------------------------------------------------------------------
Underlying shares                         350,500                 656,000
Average price per share                    $39.24                  $36.46
Settlement required by                August 12, 2004         March 15, 2004
Maximum issuable shares                  2,103,000               3,600,000

   Based on the closing market price of $49.82 per share at December 31, 2002, the Company was in a position to acquire these shares at a savings of approximately $12.5 million over current open market purchases.

   The carrying cost inherent in these contracts is 3-month LIBOR plus 0.70%. The Company could be required to settle these agreements prematurely if the Company's stock price falls below $16.50 per share and in certain other limited circumstances. In the event the Company chooses not to settle these transactions in cash, the maximum number of shares the Company could be required to deliver to settle each agreement is reflected above. In accordance with the consensus reached by the FASB's Emerging Issues Task Force in Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, these forward purchase agreements have not been included as a liability in the Company's December 31, 2002 Consolidated Balance Sheet.

   The following summarizes the Company's significant cash contractual obligations for the next three years as of December 31, 2002 (dollars in thousands).

                                                                                         Years Two and
                                                               Total       Year One          Three
------------------------------------------------------------------------------------------------------
 Significant contractual obligations:
   Debt/1/                                                  $   3,652     $    639         $  3,013
   Capital lease obligations                                    8,917        4,301            4,616
   Non-cancelable operating lease obligations                  27,991       12,113           15,878
------------------------------------------------------------------------------------------------------
Total significant contractual cash obligations during
   next three years                                         $  40,560     $ 17,053         $ 23,507
======================================================================================================

/1/ The holders of the Zero-Coupon Debentures have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. Such amounts have not been included in the categories above.

   The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2002, the Company had $91.9 million of letters of credit and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company's sales and profitability.

   Demand for most of the Company's products and services, and therefore its revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

   . the demand for oil and gas, which is impacted by economic and political conditions and weather;

   . the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
   .  the level of production from non-OPEC countries;
   . governmental policies regarding exploration and development of oil and gas reserves;
   . the political environments of oil and gas producing regions, including the Middle East and, in particular, Iraq;
   . the depletion rates of gas wells in North America; and . advances in exploration and development technology.

The Company's international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business.

   The Company has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, the Middle East and the Asia-Pacific region. The risks of international business that the Company is exposed to include the following:

   .  volatility in general economic, social and political conditions;
   . differing tax rates, tariffs, exchange controls or other similar restrictions;
   .  changes in currency rates;
   .  inability to repatriate income or capital;
   . changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, trade partners and investment decisions;
   . reductions in the number or capacity of qualified personnel; and . seizure of equipment.

   The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in countries such as India, South Korea, Taiwan and China. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

   The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Excess cash can be invested in marketable securities, which may subject the Company to potential losses.

   The Company has invested in publicly-traded debt and equity securities from time to time. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies can affect the market value of the Company's short-term investments.

Implementation of a new enterprise-wide software system could disrupt the Company's business processes.

   The Company is in the process of implementing a new enterprise-wide software system. During October 2002, the Company converted the U.S. and Canadian operations of Cameron and CCV onto the new system. The majority of the Company's remaining operations are expected to be converted to the new system during 2003. Although the Company believes it has developed an overall implementation plan which will allow for a successful transition to the new system, any disruption in this plan could negatively affect the Company's ability to develop, procure, manufacture and/or deliver products, and could disrupt the Company's financial reporting system. Senior management is not aware of any material problems with the conversion.

Changes in the financial condition of the Company's customers could impact the Company's business.

   Erosion of the financial condition of customers could adversely affect the Company's business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression and CCV divisions, a significant portion of revenues for 2001 and 2002 were derived from a relatively concentrated group of customers in the pipeline and gas compression business, some of which are reported to be experiencing financial and/or other difficulties related to their capitalization. The Company believes that these difficulties have negatively impacted the Company's business with these customers, particularly in the Cooper Compression division. To the extent these customers' difficulties continue, worsen, and/or result in curtailments of their expenditures, the Company's revenues and earnings could continue to be negatively affected.

The Company's deepwater subsea projects expose the Company to new risks.

   The Company continues to expand into the deepwater subsea systems market. These projects are significantly larger in scope and complexity (both in terms of technical and logistical requirements) than projects in the Company's surface and shallow-water subsea markets. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. As of December 31, 2002, the Company had a deepwater subsea backlog of approximately $278 million.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company's defined benefit plans.

   The Company accounts for its defined benefit pension plans in accordance with FAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets since 2000, the plan assets have earned a rate of return substantially less than the assumed long-term rate of return. As a result, expense associated with the Company's pension plans has increased, and will continue to increase, significantly from the level recognized historically.

   Additionally, FAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $26.4 million to its pension plans during 2002. If the Company's pension assets continue to perform poorly, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts in the pension plans.

Environmental Remediation

   The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at two of the sites has been settled by de minimis payments and involvement at two of the other sites is believed to be at a de minimis level. The fifth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. The Company believes, based on its review and other factors, that the estimated costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. As of December 31, 2002, the Company's consolidated financial statements included $11.1 million of environmental reserves.

Market Risk Information

   A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

   In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain limited instances, the Company has historically entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2002, there were no outstanding forward foreign currency exchange contracts.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cooper Cameron Corporation

   We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2002 and 2001 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP


Houston, Texas
January 27, 2003

CONSOLIDATED RESULTS OF OPERATIONS
(dollars in thousands, except per share data)


                                                                                      Year Ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                                          2002             2001             2000
------------------------------------------------------------------------------------------------------------------
 Revenues                                                           $  1,538,100     $  1,563,678     $  1,386,709
------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
   Cost of sales (exclusive of depreciation
    and amortization)                                                  1,091,290        1,081,078          974,797
   Depreciation and amortization                                          77,907           83,095           75,321
   Selling and administrative expenses                                   251,000          231,144          197,381
   Interest, net                                                            (561)           5,620           18,038
   Special items                                                          33,319           20,159           77,399
------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                          1,452,955        1,421,096        1,342,936
------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                               85,145          142,582           43,773
 Income tax provision                                                    (24,676)         (44,237)         (16,113)
------------------------------------------------------------------------------------------------------------------
 Net income                                                         $     60,469     $     98,345     $     27,660
==================================================================================================================
 Earnings per share:
     Basic                                                          $       1.12     $       1.82     $       0.52
     Diluted                                                        $       1.10     $       1.75     $       0.50
==================================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except shares and per share data)

                                                                                     December 31,
-------------------------------------------------------------------------------------------------------
                                                                                2002             2001
-------------------------------------------------------------------------------------------------------
 Assets
 Cash and cash equivalents                                                  $   273,800     $   111,640
 Short-term investments                                                          25,290         102,071
 Receivables, net                                                               304,821         306,205
 Inventories, net                                                               387,218         423,819
 Other                                                                           26,732          21,251
-------------------------------------------------------------------------------------------------------
     Total current assets                                                     1,017,861         964,986

 Plant and equipment, at cost less accumulated
   depreciation                                                                 475,914         490,264
 Goodwill, less accumulated amortization                                        301,882         259,829
 Other assets                                                                   202,013         159,973
-------------------------------------------------------------------------------------------------------

       Total assets                                                         $ 1,997,670     $ 1,875,052
=======================================================================================================

 Liabilities and stockholders' equity
 Short-term debt                                                            $     4,870     $    10,487
 Accounts payable and accrued liabilities                                       354,377         349,236
 Accrued income taxes                                                            15,563          18,048
-------------------------------------------------------------------------------------------------------
     Total current liabilities                                                  374,810         377,771

 Long-term debt                                                                 462,942         459,142
 Postretirement benefits other than pensions                                     45,161          47,759
 Deferred income taxes                                                           45,641          41,665
 Other long-term liabilities                                                     27,813          25,434
-------------------------------------------------------------------------------------------------------
     Total liabilities                                                          956,367         951,771
-------------------------------------------------------------------------------------------------------

 Stockholders' equity:
   Common stock, par value $.01 per share, 150,000,000
     shares authorized, 54,566,054 shares issued                                    546             546
   Preferred stock, par value $.01 per share, 10,000,000
     shares authorized, no shares issued or outstanding                              --              --
   Capital in excess of par value                                               949,188         951,441
   Retained earnings                                                            108,147          47,678
   Accumulated other elements of comprehensive income                           (14,789)        (53,050)
   Less:  Treasury stock at cost, 54,954 shares at December 31, 2002
     (571,320 shares at December 31, 2001)                                       (1,789)        (23,334)
-------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                               1,041,303         923,281
-------------------------------------------------------------------------------------------------------

       Total liabilities and stockholders' equity                           $ 1,997,670     $ 1,875,052
========================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS
(dollars in thousands)

                                                                                       Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                               2002            2001             2000
----------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
   Net income                                                              $   60,469       $  98,345       $   27,660
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                            67,053          63,073           59,797
       Amortization                                                            10,854          20,022           15,524
       Deferred income taxes and other                                         (1,283)         27,446              739
   Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:
       Receivables                                                             15,632         (36,511)         (11,562)
       Inventories                                                             67,960         (40,277)          17,009
       Accounts payable and accrued liabilities                                (9,579)         23,342          (50,394)
       Other assets and liabilities, net                                      (33,281)        (30,518)         (38,587)
----------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                          177,825         124,922           20,186
----------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities:
   Capital expenditures                                                       (82,148)       (125,004)         (66,599)
   (Acquisitions) dispositions, net                                           (67,750)        (51,778)           8,171
   Sales (purchases) of short-term investments, net                            78,533         (99,932)              --
   Proceeds from sale of Cameron division headquarters
     building and other property                                               39,460              --               --
   Other                                                                        6,588           5,106           15,703
----------------------------------------------------------------------------------------------------------------------
           Net cash used for investing activities                             (25,317)       (271,608)         (42,725)
----------------------------------------------------------------------------------------------------------------------

 Cash flows from financing activities:
   Loan repayments, net                                                        (7,448)       (179,080)         (17,830)
   Debentures issued                                                               --         450,000               --
   Debenture issuance costs                                                        --          (8,364)              --
   Purchase of treasury stock                                                      --         (25,082)              --
   Activity under stock option plans and other                                  5,156           6,316           55,446
----------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) financing activities                (2,292)        243,790           37,616
----------------------------------------------------------------------------------------------------------------------

 Effect of translation on cash                                                 11,944          (2,030)          (6,726)
----------------------------------------------------------------------------------------------------------------------

 Increase in cash and cash equivalents                                        162,160          95,074            8,351
----------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, beginning of year                                 111,640          16,566            8,215
----------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents, end of year                                    $  273,800       $ 111,640       $   16,566
======================================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                                                 Accumulated
                                                                                    other
                                                        Capital in   Retained    elements of
                                              Common    excess of    earnings    comprehensive    Treasury
                                              stock     par value   (deficit)       income         stock         Total
------------------------------------------------------------------------------------------------------------------------
 Balance - December 31, 1999                 $  540   $  899,978  $   (78,327)   $  (12,039)     $ (96,074)   $  714,078
                                                                                                              ----------
 Net income                                                            27,660                                     27,660
 Foreign currency translation                                                       (25,313)                     (25,313)
 Change in fair value of short-term
   investments                                                                          247                          247
                                                                                                              ----------
 Comprehensive income                                                                                              2,594
                                                                                                              ----------
 Common stock issued under stock option
   and other employee benefit plans                      (30,091)                                   96,074        65,983
 Tax benefit of employee stock benefit
   plan transactions                                      59,624                                                  59,624
------------------------------------------------------------------------------------------------------------------------
 Balance - December 31, 2000                    540      929,511      (50,667)      (37,105)            --       842,279
                                                                                                              ----------
 Net income                                                            98,345                                     98,345
 Foreign currency translation                                                       (15,681)                     (15,681)
 Minimum pension liability, net of
   $35 in taxes                                                                          57                           57
 Change in fair value of short-term
   investments                                                                         (321)                        (321)
                                                                                                              ----------
 Comprehensive income                                                                                             82,400
                                                                                                              ----------
 Purchase of treasury stock                                                                        (25,082)      (25,082)
 Common stock issued under stock option
   and other employee benefit plans               6       14,828                                     1,748        16,582
 Tax benefit of employee stock benefit
   plan transactions                                       7,129                                                   7,129
 Costs related to forward stock purchase
   agreement                                                 (27)                                                    (27)
------------------------------------------------------------------------------------------------------------------------
 Balance - December 31, 2001                    546      951,441       47,678       (53,050)       (23,334)      923,281
                                                                                                              ----------
 Net income                                                            60,469                                     60,469
 Foreign currency translation                                                        38,005                       38,005
 Minimum pension liability, net of
   $56 in taxes                                                                          91                           91
 Change in fair value of short-term
   investments, net of $56 in taxes                                                     165                          165
                                                                                                              ----------
 Comprehensive income                                                                                             98,730
                                                                                                              ----------

 Common stock issued under stock option
   and other employee benefit plans                       (4,729)                                   21,545        16,816
 Tax benefit of employee stock benefit
   plan transactions                                       2,944                                                   2,944
 Costs related to forward stock purchase
   agreements and other                                     (468)                                                   (468)
------------------------------------------------------------------------------------------------------------------------
 Balance - December 31, 2002                 $  546   $  949,188  $   108,147    $  (14,789)     $  (1,789)   $1,041,303
========================================================================================================================

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Summary of Major Accounting Policies

   Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company's operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

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

   Revenue Recognition -- Revenue is generally recognized in accordance with invoice or contractual terms which generally results in revenue recognition at the time of shipment or the performance of services.

   Short-term Investments -- Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized.

   Receivables -- The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

   Inventories -- Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 64% of inventories in 2002 and 68% in 2001 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

   Plant and Equipment -- Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and capitalized software, tooling, dies, patterns and all other - 3 to 10 years.

   Goodwill -- Prior to 2002, goodwill arising from purchase acquisitions was being amortized over 40 years from respective acquisition dates, with minor exceptions. The Company considered this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company's goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), effective January 1, 2002, the Company no longer amortizes goodwill and reviews goodwill at least annually for impairment. The initial evaluation upon adoption, as well as the 2002 annual evaluation, indicated that no impairment of goodwill was required.

   Income Taxes -- The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

   Environmental Remediation and Compliance -- Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

   Product Warranty -- Estimated warranty expense is accrued either at the time of sale or, in some cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

   Stock-Based Compensation -- At December 31, 2002, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense.

                                                                         Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)                 2002               2001                2000
-----------------------------------------------------------------------------------------------------------
Net income, as reported                                    $ 60,469           $  98,345            $ 27,660
Deduct:  Total stock-based employee compensation
   expense determined under the fair value method
   for all awards, net of tax                               (22,753)            (31,270)            (32,594)
-----------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                                $ 37,716           $  67,075            $ (4,934)
===========================================================================================================
Earnings (loss) per share:
   Basic - as reported                                     $   1.12           $    1.82            $   0.52
   Basic - pro forma                                       $   0.70           $    1.24            $  (0.09)

   Diluted - as reported                                   $   1.10           $    1.75            $   0.50
   Diluted - pro forma                                     $   0.68           $    1.21            $  (0.09)

   Derivative Financial Instruments -- Effective January 1, 2001, the Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, net of tax, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The Company had no outstanding derivatives at December 31, 2002 or 2001.

   Cash Equivalents -- For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

   Reclassifications -- Certain prior year amounts have been reclassified to conform to the current year presentation.

   New Accounting Pronouncements -- Since mid-2001, the Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards Nos. 143-148. Certain provisions of these standards, including new disclosure requirements, are effective for 2002 whereas other provisions became effective January 1, 2003. There was no material impact on the Company's financial condition or results of operations from adoption of those provisions effective in 2002 nor is any expected upon adoption of the remaining provisions in 2003.

   In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Each guarantee issued or modified after December 31, 2002 and meeting the characteristics described in the Interpretation is to be recognized and initially measured at fair value. In addition, guarantors are required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote. Disclosures applicable to the Company have been included in Note 14 of the Notes to Consolidated Financial Statements.

Note 2:  Special Items

   Special items by segment for the last three years were as follows:

                                        Year Ended December 31,
-----------------------------------------------------------------------
(dollars in thousands)            2002            2001            2000
-----------------------------------------------------------------------
Cameron                         $  6,275       $     --        $  8,121
CCV                                   --             --           1,448
Cooper Compression                25,851         20,159          67,830
Corporate                          1,193             --              --
-----------------------------------------------------------------------
                                $ 33,319       $ 20,159        $ 77,399
=======================================================================

   During 2002, the Company recorded $33,319,000 of costs related to various actions taken in the fourth quarter. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of: (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company's other divisions consisted of: (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company's international tax restructuring activities.

   During 2001, Cooper Compression recorded $20,159,000 of costs incurred in connection with the consolidation of the manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines in its gas compression business. The charges during 2001 consisted primarily of:
(i) $4,516,000 of employee severance and various relocation costs, (ii) $2,544,000 of contract cancellation costs, and (iii) $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior engine business during the shutdown period.

   During 2000, the Company recorded $77,399,000 of special items. Of this amount, $36,966,000 represented non-cash write-offs or write-downs of assets and $40,433,000 reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, $12,168,000 related to employee severance and other employee costs including workmen's compensation, medical, pay-to-stay agreements and similar items, $8,841,000 related to personnel and equipment relocation, $5,378,000 related to facility clean-up (including environmental) and rearrangement, $6,356,000 related to operating costs for redundant facilities being held for sale and $7,690,000 related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included $32,659,000 related to the discontinuance of Cooper Compression's manufacturing of Superior engines and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14,126,000 related to remaining costs associated with the discontinuance of all manufacturing and foundry operations in Grove City, Pennsylvania; $13,503,000 resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original headquarters for the gas compression business of Cooper Compression) to other locations pursuant to the 1999 sale of Cooper Compression's rotating compressor business to Rolls-Royce plc; $6,634,000 related to the write-off of the Canadian translation component in connection with the sale of this business; $4,058,000 related to the relocation of Cameron's drilling BOP stack and subsea "Christmas tree" manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France
(BOPs); $2,826,000 related to the shutdown of Cameron's manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3,593,000 associated with various facility shutdown and realignment costs and other actions for each of the divisions.

   The cash flow effect of the above actions was an inflow of approximately $2,558,000 in 2002 (including proceeds from the sale of certain idle property) and outflows of $27,245,000 in 2001 and $37,488,000 in 2000. The aggregate ending accruals at December 31, 2002 and 2001 for the above activities were $19,132,000 and $6,187,000, respectively.

Note 3:  Acquisitions

   During 2002, the Company's acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in preliminary goodwill of approximately $31,176,000, the majority of which resides in the CCV segment. As the Canadian valve manufacturer was acquired in late December, the purchase price allocation included in the December 31, 2002 financial statements was based on preliminary information available at the time and is subject to future revision.

   During 2001, the Company's acquisitions consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. Cash and debt consideration for these acquisitions totaled $55,350,000 and resulted in goodwill of approximately $27,168,000.

   The acquisitions in 2000 were not significant. All acquisitions have been accounted for under the purchase method of accounting and their results of operations since the date of acquisition have been included in the Company's consolidated results of operations.

Note 4:  Receivables

   Receivables consisted of the following:
                                                      December 31,
------------------------------------------------------------------------
(dollars in thousands)                       2002             2001
------------------------------------------------------------------------
Trade receivables                          $ 297,571       $  300,565
Other receivables                              9,420            9,633
Allowance for doubtful accounts               (2,170)          (3,993)
------------------------------------------------------------------------
                                           $ 304,821       $  306,205
========================================================================

Note 5: Inventories
     Inventories consisted of the following:

                                                                          December 31,
---------------------------------------------------------------------------------------------
(dollars in thousands)                                               2002              2001
---------------------------------------------------------------------------------------------
 Raw materials                                                    $  32,787         $  35,470
 Work-in-process                                                    121,878           139,793
 Finished goods, including parts and subassemblies                  310,981           323,783
 Other                                                                1,818             1,982
---------------------------------------------------------------------------------------------
                                                                    467,464           501,028
 Excess of current standard costs over LIFO costs                   (44,891)          (52,477)
 Allowance for obsolete and excess inventory                        (35,355)          (24,732)
---------------------------------------------------------------------------------------------

                                                                  $ 387,218         $ 423,819
=============================================================================================

Note 6: Plant and Equipment, Goodwill and Other Assets
     Plant and equipment consisted of the following:

                                                                          December 31,
---------------------------------------------------------------------------------------------
 (dollars in thousands)                                              2002              2001
---------------------------------------------------------------------------------------------
 Land and land improvements                                       $   38,140       $   39,950
 Buildings                                                           185,267          215,267
 Machinery and equipment                                             493,876          438,429
 Tooling, dies, patterns, etc.                                        48,119           58,565
 Assets under capital leases                                          21,940           23,551
 Capitalized software                                                110,538           82,670
 All other                                                           105,307          108,931
 Construction in progress                                             27,799           26,917
---------------------------------------------------------------------------------------------
                                                                   1,030,986          994,280
 Accumulated depreciation                                           (555,072)        (504,016)
---------------------------------------------------------------------------------------------

                                                                  $  475,914       $  490,264
=============================================================================================

     During the fourth quarter of 2002, the Company entered into a sale-leaseback transaction involving the Cameron division headquarters building. The sale of the building resulted in net proceeds to the Company of approximately $31,000,000. The building is being leased back from the purchaser over a 22-year period (with options for renewals totaling an additional 15 years) at an initial rate of approximately $2,400,000 per year. This transaction was accounted for as a sale and subsequent operating lease, resulting in the removal of the building from the Company's records and a deferral of the related $0.6 million gain, which will be amortized over the life of the lease.

     Goodwill consisted of the following:

                                                                          December 31,
---------------------------------------------------------------------------------------------
 (dollars in thousands)                                              2002              2001
---------------------------------------------------------------------------------------------
 Goodwill                                                         $  503,296       $  454,674
 Accumulated amortization                                           (201,414)        (194,845)
---------------------------------------------------------------------------------------------

                                                                  $  301,882       $  259,829
=============================================================================================

     Other assets consisted of the following:

                                                                                       December 31,
--------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                                            2002           2001
--------------------------------------------------------------------------------------------------------
 Long-term prepaid benefit costs of defined benefit pension plans               $ 107,151      $  80,267
 Deferred income taxes                                                             67,517         61,998
 Intangible assets related to pension plans                                           175            243
 Other intangibles:
   Gross                                                                           11,004          9,483
   Accumulated amortization                                                        (7,619)        (5,807)
 Other                                                                             23,785         13,789
--------------------------------------------------------------------------------------------------------

                                                                                $ 202,013      $ 159,973
========================================================================================================

     In June 2001, the FASB issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. The Company incurred approximately $10,719,000 and $10,088,000 of amortization of goodwill during 2001 and 2000, respectively. Following are the pro forma amounts that would have been reported had FAS 142 been effective as of January 1, 2000:

                                                                                  Year Ended December 31,
---------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                                            2002           2001
---------------------------------------------------------------------------------------------------------
 Pro forma net income                                                           $ 109,064      $  37,748
 Pro forma earnings per share:
   Basic                                                                        $    2.01      $    0.71
   Diluted                                                                      $    1.93      $    0.69

Note 7: Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities consisted of the following:

                                                                                       December 31,
---------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                                            2002           2001
---------------------------------------------------------------------------------------------------------
 Trade accounts and accruals                                                    $ 206,002      $ 207,020
 Salaries, wages and related fringe benefits                                       59,059         58,340
 Payroll and other taxes                                                           20,170         16,978
 Product warranty                                                                   5,912          8,932
 Deferred income taxes                                                             32,904         32,024
 Accruals related to special items                                                 11,705          4,322
 Other                                                                             18,625         21,620
--------------------------------------------------------------------------------------------------------

                                                                                $ 354,377      $ 349,236
========================================================================================================


     Activity during the year associated with the Company's warranty accruals was as follows (dollars in thousands):

                                      Warranty               Charges
            Balance               Provisions During          Against           Translation              Balance
       December 31, 2001              the Year               Accrual            and Other          December 31, 2002
--------------------------------------------------------------------------------------------------------------------
            $8,932                      5,826                (9,162)               316                  $5,912
====================================================================================================================

Note 8:  Employee Benefit Plans

     Total net benefit (income) expense associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

                                                                                               Postretirement
                                                          Pension Benefits                        Benefits
--------------------------------------------------------------------------------------------------------------------------
 (dollars in thousands)                              2002       2001       2000        2002         2001      2000
--------------------------------------------------------------------------------------------------------------------------
 Service cost                                    $   6,359  $   5,971   $   7,569   $     13    $     48   $      67
 Interest cost                                      20,021     18,721      17,825      2,936       3,090       3,123
 Expected return on plan assets                    (25,572)   (29,543)    (31,921)        --          --          --
 Amortization of prior service cost                   (346)      (351)       (188)      (137)       (136)       (200)
 Amortization of (gains) losses and other            4,322     (5,466)     (9,442)      (500)       (200)    (10,100)
--------------------------------------------------------------------------------------------------------------------------
 Net periodic benefit (income) expense               4,784    (10,668)    (16,157)     2,312       2,802      (7,110)
 Curtailment (gain) loss                                --       (577)         53         --          --        (300)
 Settlement gain                                        --         --      (1,484)        --          --          --
 Termination benefit expense                            --        839         304         --          --          --
--------------------------------------------------------------------------------------------------------------------------

   Total net benefit (income) expense            $   4,784  $ (10,406)  $ (17,284)  $  2,312    $  2,802   $  (7,410)
==========================================================================================================================

     The change in the benefit obligations associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

                                                                                                  Postretirement
                                                               Pension Benefits                      Benefits
--------------------------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                     2002              2001             2002           2001
--------------------------------------------------------------------------------------------------------------------------
 Benefit obligation at beginning of year                $  299,997       $  273,657        $  41,680       $  41,911
 Service cost                                                6,359            5,971               13              48
 Interest cost                                              20,021           18,721            2,936           3,090
 Plan participants' contributions                              751              721               --              --
 Amendments                                                     31               --               --              --
 Actuarial (gains) losses                                  (14,970)          24,640            7,754             247
 Exchange rate changes                                      14,018           (3,069)              --              --
 Curtailment results                                            --           (1,591)              --              --
 Termination benefit results                                    --              839               --              --
 Benefits paid directly or from plan assets                (19,898)         (19,892)          (4,911)         (3,616)
--------------------------------------------------------------------------------------------------------------------------

   Benefit obligation at end of year                    $  306,309       $  299,997        $  47,472       $  41,680
==========================================================================================================================


     The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:


                                                                                                  Postretirement
                                                               Pension Benefits                      Benefits
--------------------------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                     2002              2001             2002           2001
--------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year         $   295,074       $  355,819        $      --       $      --
Actual return on plan assets                               (32,687)         (29,546)              --              --
Actuarial gains (losses)                                     2,969           (8,602)              --              --
Company contributions                                       27,124              340            4,911           3,616
Plan participants' contributions                               751              721               --              --
Exchange rate changes                                       12,617           (4,027)              --              --
Benefits paid from plan assets                             (19,698)         (19,631)          (4,911)         (3,616)
--------------------------------------------------------------------------------------------------------------------------

   Fair value of plan assets at end of year, primarily
     debt and equity securities                         $  286,150       $  295,074        $      --       $      --
=========================================================================================================================

   The net assets (liabilities) associated with the Company's defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

                                                                                                Postretirement
                                                               Pension Benefits                     Benefits
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                      2002             2001             2002           2001
-------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit
   obligations at end of year                           $ (20,159)      $   (4,923)       $ (47,472)      $ (41,680)
Unrecognized net (gain) loss                              124,734           83,350            2,477          (5,776)
Unrecognized prior service cost                            (2,380)          (2,764)            (166)           (303)
Unrecognized net transition obligation                         50               98               --              --
-------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                            102,245           75,761          (45,161)        (47,759)

Underfunded plan adjustments recognized:
   Accrued minimum liability                                 (563)            (932)              --              --
   Intangible asset                                           175              243               --              --
   Accumulated other comprehensive income, net of tax         240              331               --              --
-------------------------------------------------------------------------------------------------------------------

Net assets (liabilities) recognized on balance
   sheet at end of year                                 $ 102,097       $   75,403        $ (45,161)      $ (47,759)
===================================================================================================================

   The weighted-average end of year assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

                                                                            Postretirement
                                                  Pension Benefits             Benefits
--------------------------------------------------------------------------------------------
                                                 2002       2001         2002          2001
--------------------------------------------------------------------------------------------
Domestic plans:
--------------
   Discount rate                                  7.0%        7.25%      6.75%         7.25%
   Expected return on plan assets                9.25%        9.25%
   Rate of compensation increase                  4.5%         4.5%
   Health care cost trend rate                                           12.0%          7.0%

International plans:
-------------------
   Discount rate                                  6.0%    6.0-6.25%
   Expected return on plan assets             6.0-8.0%     6.0-8.5%
   Rate of compensation increase             2.75-4.0%     3.5-4.5%

   The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.

   The health care cost trend rate is assumed to decrease gradually from 12.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                    One-percentage-      One-percentage-
(dollars in thousands)                              point Increase       point Decrease
---------------------------------------------------------------------------------------
Effect on total of service and interest
   cost components in 2002                             $    192             $   (170)
Effect on postretirement benefit obligation
   as of December 31, 2002                             $  3,237             $ (2,849)

   Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets were as follows:

                                                               Projected Benefit            Accumulated Benefit
                                                             Obligation in Excess          Obligation in Excess
                                                                of Plan Assets                of Plan Assets
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                     2002              2001            2002           2001
-------------------------------------------------------------------------------------------------------------------
Fair value of applicable plan assets                   $  286,150       $  122,568        $   3,512       $   2,786
Projected benefit obligation of applicable plans       $ (306,309)      $ (132,679)
Accumulated benefit obligation of applicable plans                                        $  (8,903)      $  (7,738)

   The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups.

   In addition, the Company's domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements. The Company's expense under this plan for the years ended December 31, 2002, 2001 and 2000 amounted to $8,192,000, $7,581,000 and $7,349,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and certain international employees, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2002, 2001, and 2000 amounted to $10,723,000, $8,642,000 and
$7,783,000, respectively.

   Certain of the Company's employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits.

   All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Note 9:  Stock Options and Employee Stock Purchase Plan

   The following table summarizes stock option activity for each of the three years ended December 31:

                                                                Number of Shares
                                                        ---------------------------------
                                                         Long-term and
                                                          Broad Based    Non-employee          Weighted
                                                           Incentive       Director             Average
                                                             Plans           Plan           Exercise Prices
------------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 1999            7,584,181         380,280           $  34.38

Options granted                                           2,472,205          72,548           $  58.24
Options cancelled                                          (206,242)             --           $  31.74
Options exercised                                        (4,382,012)       (128,054)          $  31.80
-----------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 2000            5,468,132         324,774           $  46.96

Options granted                                           2,110,390          67,740           $  36.57
Options cancelled                                          (166,262)        (10,290)          $  48.13
Options exercised                                          (555,385)        (45,000)          $  32.01
-----------------------------------------------------------------------------------------------------------
Stock options outstanding at December 31, 2001            6,856,875         337,224           $  45.03

Options granted                                           1,627,602          42,000           $  47.20
Options cancelled                                          (223,565)        (10,808)          $  51.74
Options exercised                                          (356,828)        (54,946)          $  32.34
-----------------------------------------------------------------------------------------------------------

Stock options outstanding at December 31, 2002            7,904,084         313,470           $  45.92
============================================================================================================

   Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2002 was as follows:

                                        Options Outstanding                           Options Exercisable
------------------------------------------------------------------------------------------------------------------
                                             Weighted
                          Number           Average Years         Weighted            Number           Weighted
     Range of         Outstanding as       Remaining on           Average        Exercisable as        Average
  Exercise Prices      of 12/31/2002     Contractual Life     Exercise Price      of 12/31/2002    Exercise Price
------------------------------------------------------------------------------------------------------------------
  $24.19 -- $24.19          435,672             5.78              $24.19             435,672           $24.19
  $29.25 -- $33.00        1,774,447             8.03              $32.94             471,234           $32.79
  $34.34 -- $46.91        3,027,737             8.08              $43.70           1,438,771           $40.38
  $47.06 -- $60.25        1,964,299             6.37              $54.19           1,375,535           $54.66
  $60.69 -- $79.94        1,015,399             3.54              $68.53             979,737           $68.57
------------------------------------------------------------------------------------------------------------------
  $24.19 -- $79.94        8,217,554             6.98              $45.92           4,700,949           $48.17
==================================================================================================================

   Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 and 2000 to receive options in lieu of salary for the service years ending December 31, 2002 and 2001, respectively. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period. The Options in Lieu of Salary Program has been discontinued effective January 1, 2003.

   Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, directors have been permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. Prior to 2003, all directors elected to receive their retainer in stock options. These retainer option shares, totaling 25,740 for the service years 2002 and 2001, were granted in each of the preceding years. The retainer options become exercisable one year following the beginning of the retainer period and expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company's stock at the date of grant. Like the Options in Lieu of Salary Program, this program has been discontinued effective January 1, 2003.

   As of December 31, 2002, shares reserved for future grants under the Long-term Incentive, Broad Based Incentive, and Non-employee Director Stock Option Plans were 1,241,748, 153,794 and 306,496, respectively.

   Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2002, 2001 and 2000 would have been $17.09, $15.42 and $24.29, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2002, 2001 and 2000 would have been $14.52, $18.82 and $18.98, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                       Year Ended December 31,
--------------------------------------------------------------------
                                    2002         2001          2000
--------------------------------------------------------------------
 Expected life (in years)            3.3          3.3           3.4
 Risk-free interest rate             2.4%         4.5%          5.8%
 Volatility                         47.6%        53.3%         48.8%
 Dividend yield                      0.0%         0.0%          0.0%

Employee Stock Purchase Plan

   Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2002/2003 plan, more than 1,600 employees elected to purchase approximately 179,000 shares of the Company's Common stock at $35.85 per share, or 85% of the market price of the Company's Common stock on July 31, 2003, if lower. A total of 132,394 shares were purchased at $36.64 per share on July 31, 2002 under the 2001/2002 plan.

Note 10:  Long-term Debt

     The Company's debt obligations were as follows:

                                                                                     December 31,
---------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                         2002              2001
---------------------------------------------------------------------------------------------------------
Convertible debentures, net of $65,643 of unamortized original issue
 discount ($68,801 at December 31, 2001)                                    $  455,113         $  451,955
Floating-rate revolving credit advances                                             --              5,151
Other debt                                                                       3,652              3,124
Obligations under capital leases                                                 9,047              9,399
---------------------------------------------------------------------------------------------------------
                                                                               467,812            469,629
Current maturities                                                              (4,870)           (10,487)
---------------------------------------------------------------------------------------------------------
Long-term portion                                                            $ 462,942        $   459,142
=========================================================================================================

   On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the "Zero-Coupon Convertible Debentures") with an aggregate principal amount at maturity of approximately $320,756,000. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company's common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

   The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the "1.75% Convertible Debentures"). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share.

   The net proceeds from the debentures were used to repay amounts outstanding under the Company's then existing revolving credit agreement and other borrowings and other purposes, including share repurchases and acquisitions.

   As of December 31, 2002, the Company was party to a 364-day credit agreement (the "Credit Agreement") with various banks which provided for an aggregate borrowing capacity of $150,000,000 of floating-rate credit advances, expiring March 5, 2003. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.50%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.10% per annum on the total amount of outstanding borrowings, provided such borrowings exceed $50,000,000. The agreement also contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2002.

   In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries. Certain of these facilities also include annual facility fees.

   Other debt, which mainly consists of acquisition related notes, has a weighted-average interest rate of 3.87% at December 31, 2002 (3.24% at December 31, 2001).

   During January 2001, the Company entered into interest rate swaps which effectively converted $155,000,000 of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 5.24%. These swaps were terminated during the second quarter of 2001 resulting in a pre-tax loss of $1,238,000.

   Future maturities of the Company's debt (excluding the Zero-Coupon Convertible Debentures which can be put to the Company during 2004 and capital lease obligations) are $639,000 in 2003 and $3,013,000 in 2004.

   For the years 2002, 2001 and 2000, total interest expense was $7,981,000, $13,481,000 and $18,038,000, respectively. Interest paid by the Company in 2002, 2001 and in 2000 is not materially different from the amounts expensed (except for capitalized interest of $371,000 and $1,847,000 and amortization of the original issue discount and related issue costs on the convertible debentures of $3,576,000 and $2,216,000 for 2002 and 2001, respectively).

     The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

                                                      Capital            Operating
(dollars in thousands)                             Lease Payments      Lease Payments
--------------------------------------------------------------------------------------
 Year ended December 31:
     2003                                             $ 4,301             $ 12,113
     2004                                               2,837                8,300
     2005                                               1,779                7,578
     2006                                                 399                7,161
     2007                                                  11                5,984
     Thereafter                                            --               53,696
--------------------------------------------------------------------------------------
 Future minimum lease payments                          9,327               94,832
 Less: amount representing interest                      (280)                  --
--------------------------------------------------------------------------------------

 Lease obligations at December 31, 2002               $ 9,047             $ 94,832
======================================================================================

Note 11: Income Taxes

     The components of income (loss) before provision for income taxes were as follows:

                                                              Year Ended December 31,
---------------------------------------------------------------------------------------------
 (dollars in thousands)                                   2002        2001           2000
---------------------------------------------------------------------------------------------
 Income (loss) before income taxes:
   U.S. operations                                    $  (1,958)   $  62,785     $  (26,137)
   Foreign operations                                    87,103       79,797         69,910
---------------------------------------------------------------------------------------------
       Income before income taxes                     $  85,145    $ 142,582     $   43,773
=============================================================================================

     The provisions for income taxes charged to operations were as follows:

                                                              Year Ended December 31,
---------------------------------------------------------------------------------------------
 (dollars in thousands)                                   2002        2001           2000
---------------------------------------------------------------------------------------------
 Current:
   U.S. federal                                       $   2,559    $   6,696     $   54,242
   U.S. state and local and franchise                     1,835        2,432          9,432
   Foreign                                               21,962       14,509         16,375
---------------------------------------------------------------------------------------------
                                                         26,356       23,637         80,049
---------------------------------------------------------------------------------------------

 Deferred:
   U.S. federal                                          (4,768)       8,541        (61,318)
   U.S. state and local                                    (717)       1,285         (9,221)
   Foreign                                                3,805       10,774          6,603
---------------------------------------------------------------------------------------------
                                                         (1,680)      20,600        (63,936)
---------------------------------------------------------------------------------------------
       Income tax provision                           $  24,676    $  44,237     $   16,113
=============================================================================================

     Items giving rise to deferred income taxes were as follows:

                                                              Year Ended December 31,
---------------------------------------------------------------------------------------------
 (dollars in thousands)                                   2002        2001           2000
---------------------------------------------------------------------------------------------
 Reserves and accruals                                $   3,463    $   3,887     $   12,895
 Inventory                                               (4,805)       2,590          5,842
 Pension and postretirement benefit income not
   currently taxable                                         --        2,828          9,234
 U.S. tax deductions less than (in excess of) amounts
   currently deductible                                  (3,358)       5,571        (85,635)
 Other                                                    3,020        5,724         (6,272)
---------------------------------------------------------------------------------------------
       Deferred income taxes                          $  (1,680)   $  20,600     $  (63,936)
=============================================================================================

     The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

                                                                                     Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                       2002              2001           2000
--------------------------------------------------------------------------------------------------------------------------
U.S. federal statutory rate                                                  35.00%            35.00%         35.00%
Nondeductible goodwill                                                        0.47              2.07           7.32
State and local income taxes                                                  0.20              1.63          (0.03)
Tax exempt income                                                            (3.08)            (3.70)         (1.60)
Foreign statutory rate differential                                          (6.36)            (3.22)        (11.61)
Change in valuation of prior year tax assets                                    --                --          (4.34)
Foreign losses (receiving) not receiving a tax benefit                        0.81             (1.89)         (1.08)
Translation write-offs not deductible for tax                                   --                --           7.27
Nondeductible expenses                                                        1.03              0.61           2.40
All other                                                                     0.91              0.53           3.48
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                     28.98%            31.03%         36.81%
--------------------------------------------------------------------------------------------------------------------------
Total income taxes paid                                                  $  25,821         $  15,111       $ 14,724
==========================================================================================================================

     Components of deferred tax assets (liabilities) were as follows:

                                                                                              December 31,
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                           2002                        2001
--------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Plant and equipment                                                        $  (28,901)                 $ (32,473)
   Inventory                                                                     (48,236)                   (53,041)
   Pensions                                                                      (37,485)                   (28,192)
   Other                                                                         (38,544)                   (30,928)
-------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                  (153,166)                  (144,634)
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement benefits other than pensions                                    17,274                     18,268
   Reserves and accruals                                                          32,658                     36,121
   Net operating losses and related deferred tax assets                          115,386                    101,140
   Other                                                                           1,366                      1,366
-------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                        166,684                    156,895
-------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                              (18,121)                   (17,427)
-------------------------------------------------------------------------------------------------------------------------
         Net deferred tax assets (liabilities)                                $   (4,603)                 $  (5,166)
=========================================================================================================================

     During each of the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others that had losses in a prior year generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 2000, $1,900,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company's overall effective tax rate are included in the rate reconciliation captions: "Change in valuation of prior year tax assets" and "Foreign losses (receiving) not receiving a tax benefit". As a result of all of the foregoing, the valuation allowances established in prior years were increased in 2002 and 2001, respectively, by $694,000 and $1,226,000 and reduced in 2000 by $2,494,000, with a corresponding increase or reduction in the Company's income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

     At December 31, 2002, the Company had a deferred tax asset of $104,610,000 related to net operating loss carryforwards which, if not utilized, will generally expire in 2020. The Company had a valuation allowance of $9,353,000 as of December 31, 2002 against the net operating loss and credit carryforwards as well as a valuation allowance of $8,768,000 against certain other deferred tax assets. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Note 12: Stockholders' Equity

Common Stock

     Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. Additionally, in November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans.

     Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:


-----------------------------------------------------------------------------------------------------------------
                                                           Common           Treasury               Shares
                                                           Stock              Stock             Outstanding
-----------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                             54,001,507        (3,433,548)          50,567,959

Stock issued under stock option and other
   employee benefit plans                                   10,422         3,433,548            3,443,970
-----------------------------------------------------------------------------------------------------------------

Balance - December 31, 2000                             54,011,929                --           54,011,929

Purchase of treasury stock                                                  (611,000)            (611,000)
Stock issued under stock option and other
   employee benefit plans                                  554,125            39,680              593,805
-----------------------------------------------------------------------------------------------------------------

Balance - December 31, 2001                             54,566,054          (571,320)          53,994,734

Stock issued under stock option and other
   employee benefit plans                                       --           516,366              516,366
-----------------------------------------------------------------------------------------------------------------

Balance - December 31, 2002                             54,566,054           (54,954)          54,511,100
=================================================================================================================

     At December 31, 2002, 10,863,842 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

     At December 31, 2002, the Company was party to two forward purchase agreements with a third party financial institution for the purchase of a total of 1,006,500 shares of the Company's common stock. The key terms of these agreements are as follows:

                                                                                 Forward Agreement Dated
-----------------------------------------------------------------------------------------------------------------
                                                                           August 2002           March 2002
-----------------------------------------------------------------------------------------------------------------
Underlying shares                                                            350,500              656,000
Average price per share                                                      $39.24               $36.46
Settlement required by                                                   August 12, 2004      March 15, 2004
Maximum issuable shares                                                     2,103,000            3,600,000

     Based on the closing market price of $49.82 per share at December 31, 2002, the Company was in a position to acquire these shares at a savings of approximately $12,474,000 over current open market purchases.

     The carrying cost inherent in these contracts is 3-month LIBOR plus 0.70%. The Company could be required to settle these agreements prematurely if the Company's stock price falls below $16.50 per share and in certain other limited circumstances. In the event the Company chooses not to settle these transactions in cash, the maximum number of shares the Company could be required to deliver to settle each agreement is reflected above. In accordance with the consensus reached by the FASB's Emerging Issues Task Force in Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, these forward purchase agreements have not been included as a liability in the Company's December 31, 2002 Consolidated Balance Sheet.

Preferred Stock

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2002, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

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

Retained Earnings

     The Company's retained earnings includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings. Accordingly, at December 31, 2002, the Company had approximately $1,057,335,000 from which dividends could be paid.

Note 13: Business Segments

     The Company's operations are now organized into three separate business segments--Cameron, CCV and Cooper Compression. Prior to 2002, the Company had four separate segments. In connection with an internal restructuring completed during the second quarter of 2002, the Company combined its Cooper Energy Services and Cooper Turbocompressor divisions into one segment, known as Cooper Compression. The restructuring reflects the common management team of both divisions and the decision to share manufacturing and aftermarket facilities as well as service personnel in order to improve utilization and customer responsiveness. Prior period financial information relating to these two divisions has been combined for consistency with the current period presentation.

     Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Cooper Compression is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry as well as integrally geared centrifugal compressors and related aftermarket products and services for manufacturing companies and chemical process industries worldwide.

     The Company's primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies. Cooper Compression's customers also include manufacturers and companies in the chemical process industry.

     The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

     For the years ended December 31, 2002, 2001 and 2000, the Company incurred research and development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $28,020,000, $27,388,000 and $27,276,000, respectively. Cameron accounted for 85%, 76% and 78% of each respective year's total costs.

     Summary financial data by segment follows:

                                                              For the Year Ended December 31, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                                          Cooper           Corporate
(dollars in thousands)                     Cameron           CCV        Compression         & Other       Consolidated
--------------------------------------------------------------------------------------------------------------------------
 Revenues                              $    918,677    $  273,507      $  345,916        $       --       $  1,538,100
==========================================================================================================================

 EBITDA/1/                             $    128,576    $   47,412      $   36,590        $  (16,768)      $    195,810
 Depreciation and amortization               46,040        10,122          19,216             2,529             77,907
 Interest, net                                   --            --              --              (561)              (561)
 Special items                                6,275            --          25,851             1,193             33,319
--------------------------------------------------------------------------------------------------------------------------

   Income (loss) before taxes          $     76,261    $   37,290      $   (8,477)       $  (19,929)      $     85,145
==========================================================================================================================

 Capital expenditures                  $     39,253    $    9,266      $    9,689        $   23,940       $     82,148
==========================================================================================================================

 Total assets                          $  1,067,598    $  303,506      $  300,665        $  325,901       $  1,997,670
==========================================================================================================================

                                                              For the Year Ended December 31, 2001
--------------------------------------------------------------------------------------------------------------------------
                                                                          Cooper           Corporate
(dollars in thousands)                     Cameron           CCV        Compression         & Other       Consolidated
--------------------------------------------------------------------------------------------------------------------------
 Revenues                              $    898,294    $  292,268      $  373,116        $       --       $  1,563,678
==========================================================================================================================

 EBITDA/1/                             $    172,675    $   52,484      $   40,648        $  (14,351)      $    251,456
 Depreciation and amortization               48,811        14,198          18,458             1,628             83,095
 Interest, net                                   --            --              --             5,620              5,620
 Special items                                   --            --          20,159                --             20,159
--------------------------------------------------------------------------------------------------------------------------

   Income (loss) before taxes          $    123,864    $   38,286      $    2,031        $  (21,599)      $    142,582
==========================================================================================================================

 Capital expenditures                  $     71,056    $    6,985      $   13,011        $   33,952       $    125,004
==========================================================================================================================

 Total assets                          $  1,038,322    $  247,864      $  346,390        $  242,476       $  1,875,052
==========================================================================================================================

                                                              For the Year Ended December 31, 2000
--------------------------------------------------------------------------------------------------------------------------
                                                                          Cooper           Corporate
(dollars in thousands)                     Cameron           CCV        Compression         & Other       Consolidated
--------------------------------------------------------------------------------------------------------------------------
 Revenues                              $    838,341    $  221,097      $  327,271        $       --       $  1,386,709
==========================================================================================================================

 EBITDA/1/                             $    148,730    $   37,069      $   43,697        $  (14,965)      $    214,531
 Depreciation and amortization               45,711        11,379          17,371               860             75,321
 Interest, net                                   --            --              --            18,038             18,038
 Special items                                8,121         1,448          67,830                --             77,399
--------------------------------------------------------------------------------------------------------------------------

   Income (loss) before taxes          $     94,898    $   24,242      $  (41,504)       $  (33,863)      $     43,773
==========================================================================================================================

 Capital expenditures                  $     38,615    $    5,981      $   21,912        $       91       $     66,599
==========================================================================================================================

 Total assets                          $    884,187    $  245,653      $  278,461        $   85,572       $  1,493,873
==========================================================================================================================

/1/ Earnings before interest, taxes, depreciation and amortization and special items.

     Geographic revenue and long-lived assets related to operations as of and for the years ended December 31 were as follows:

 (dollars in thousands)                                               2002          2001           2000
--------------------------------------------------------------------------------------------------------------
 Revenues:
  United States                                                   $   836,264   $    932,534   $    750,383
  United Kingdom                                                      256,213        221,274        204,638
  Other foreign countries                                             445,623        409,870        431,688
--------------------------------------------------------------------------------------------------------------

    Total                                                         $ 1,538,100   $  1,563,678   $  1,386,709
==============================================================================================================

 Long-lived assets:
  United States                                                   $   505,069   $    529,803   $    429,611
  United Kingdom                                                      117,752        102,989        112,149
  Other foreign countries                                             158,535        121,220        123,060
--------------------------------------------------------------------------------------------------------------

    Total                                                         $   781,356   $    754,012   $    664,820
==============================================================================================================

     For internal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, the Company's enterprise-wide software upgrade is being reflected as a Corporate asset. Amortization expense on this asset is reflected in each segment's results.

Note 14: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

     At December 31, 2002, the Company was contingently liable with respect to approximately $78,474,000 of standby letters of credit ("letters") issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. The Company was also liable for approximately $13,467,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $2,916,000 at December 31, 2002.

     The Company's other off-balance sheet risks were not material.

Concentrations of Credit Risk

     Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2002.

Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

     The primary portion of the Company's debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2002 was $2,257,000 higher than the market value. The difference between book value and market value on the Company's other fixed-rate debt was not material.

Note 15:  Summary of Noncash Investing and Financing Activities

     The effect on net assets of noncash investing and financing activities was as follows:

                                                                               Year Ended December 31,
---------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                                           2002         2001
---------------------------------------------------------------------------------------------------------
 Common stock issued for employee stock ownership plans                        $   4,944     $  4,185
 Tax benefit of certain employee stock benefit plan transactions                   2,944        7,129
 Other                                                                                (3)          30

Note 16:  Earnings Per Share

     The calculation of basic and diluted earnings per share for each period presented was as follows:

                                                                          Year Ended December 31,
---------------------------------------------------------------------------------------------------------
 (amounts in thousands, except per share data)                      2002         2001         2000
---------------------------------------------------------------------------------------------------------
 Net income                                                        $ 60,469    $  98,345     $ 27,660
 Add back interest on debentures, net of tax                          5,024        3,032           --
---------------------------------------------------------------------------------------------------------

 Net income (assuming conversion of convertible debentures)        $ 65,493    $ 101,377     $ 27,660
=========================================================================================================

 Average shares outstanding (basic)                                  54,215       54,170       52,800
 Common stock equivalents                                               862          936        2,213
 Incremental shares from assumed conversion of
   convertible debentures                                             4,732        2,969           --
---------------------------------------------------------------------------------------------------------

 Shares utilized in diluted earnings per share calculation           59,809       58,075       55,013
=========================================================================================================

 Earnings per share:
   Basic                                                           $   1.12    $    1.82     $   0.52
   Diluted                                                         $   1.10    $    1.75     $   0.50
=========================================================================================================

Note 17: Accumulated Other Elements of Comprehensive Income

     Accumulated other elements of comprehensive income comprised the following:

                                                                                     December 31,
---------------------------------------------------------------------------------------------------------
 (dollars in thousands)                                                          2002           2001
---------------------------------------------------------------------------------------------------------
 Accumulated foreign currency translation loss                                 $ (14,640)    $ (52,645)
 Accumulated adjustments to record minimum
   pension liabilities                                                              (240)         (331)
 Change in fair value of short-term investments                                       91           (74)
---------------------------------------------------------------------------------------------------------

                                                                               $ (14,789)    $ (53,050)
=========================================================================================================

Note 18: Unaudited Quarterly Operating Results

     Unaudited quarterly operating results were as follows:

                                                                        2002 (by quarter)
-------------------------------------------------------------------------------------------------------------
 (dollars in thousands, except per share data)            1              2              3            4
-------------------------------------------------------------------------------------------------------------
 Revenues                                            $ 366,901      $ 402,583      $ 383,847     $ 384,769
 Gross margin/1/                                       106,982        115,907        112,060       111,861
 Special items/2/                                           --             --             --        33,319
 Net income (loss)                                      19,489         22,667         20,683        (2,370)
 Earnings (loss) per share:
   Basic                                                  0.36           0.42           0.38         (0.04)
   Diluted                                                0.35           0.40           0.37         (0.04)

                                                                        2001 (by quarter)
-------------------------------------------------------------------------------------------------------------
 (dollars in thousands, except per share data)            1              2              3            4
-------------------------------------------------------------------------------------------------------------
 Revenues                                            $ 334,835      $ 404,625      $ 417,218     $ 407,000
 Gross margin/1/                                       103,885        120,415        128,779       129,521
 Special items/2/                                        7,131         13,028             --            --
 Net income                                             14,255         19,807         34,400        29,883
 Earnings per share:
   Basic                                                  0.26           0.36           0.63          0.55
   Diluted                                                0.26           0.35           0.60          0.53

/1/ Gross margin equals revenues less cost of sales before depreciation and amortization.
/2/ See Note 2 of the Notes to Consolidated Financial Statements for further information relating to special items incurred during 2002 and 2001 and included herein.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

   The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2002. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

                                                                      Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)      2002           2001          2000           1999         1998
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Revenues                                   $ 1,538,100   $  1,563,678  $  1,386,709   $  1,475,061   $ 1,893,311
-------------------------------------------------------------------------------------------------------------------
   Costs and expenses:
     Cost of sales (exclusive of
       depreciation and amortization)           1,091,290      1,081,078       974,797      1,076,276     1,340,722
     Depreciation and amortization                 77,907         83,095        75,321         83,716        72,474
     Selling and administrative expenses          251,000        231,144       197,381        205,734       229,710
     Interest, net                                   (561)         5,620        18,038         27,834        32,721
     Special items/1/                              33,319         20,159        77,399         10,585        21,956
-------------------------------------------------------------------------------------------------------------------
       Total costs and expenses                 1,452,955      1,421,096     1,342,936      1,404,145     1,697,583
-------------------------------------------------------------------------------------------------------------------
   Income before income taxes                      85,145        142,582        43,773         70,916       195,728
   Income tax provision                           (24,676)       (44,237)      (16,113)       (27,914)      (59,572)
-------------------------------------------------------------------------------------------------------------------
   Net income                                 $    60,469   $     98,345  $     27,660   $     43,002   $   136,156
===================================================================================================================
   Earnings per share:
       Basic                                  $     1.12    $       1.82  $       0.52   $       0.81   $      2.58
       Diluted                                $     1.10    $       1.75  $       0.50   $       0.78   $      2.48
===================================================================================================================
Balance Sheet Data (at the end of period):
     Total assets                             $ 1,997,670   $  1,875,052  $  1,493,873   $  1,470,719   $ 1,823,603
     Stockholders' equity                       1,041,303        923,281       842,279        714,078       780,285
     Long-term debt                               462,942        459,142       188,060        195,860       364,363
     Other long-term obligations                  118,615        114,858       117,503        138,955       149,113

/1/ See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the special items incurred during 2002, 2001 and 2000. Information on similar charges in 1999 and 1998 may be found in the Company's 1999 Annual Report to Stockholders.