Form 10-K/A, Exhibit 13
period 2002-12-31
COOPER CAMERON CORP
filed 2003-07-31
CIK 941548

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

Overview

The Company’s operations are organized into three business segments—Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron’s customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services. The Company’s compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and a variety of other industries around the world.

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and earnings of the Company, as well as expectations regarding North American rig activity, customer spending levels, pricing levels and capital expenditures made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers’ spending levels and their related purchases of the Company’s products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company’s judgment of how such changes might impact customers’ spending, which may impact the Company’s financial results. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.

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

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company’s Audit Committee of the Board of Directors.

The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred and the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured.

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

The Company’s aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. If future conditions cause a reduction in the Company’s estimate of realizable value, additional provisions may be required.

The Company provides for the estimated cost of product warranties at the time of sale, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company’s current estimates, revisions to the estimated warranty liability would be required. See Note 7 to the Notes to Consolidated Financial Statements for additional details surrounding the Company’s warranty accruals.

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

The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense (income) included in the Company’s Results of Operations and the Company’s contributions to the pension plans for the years ended December 31, 2002, 2001 and 2000 as well as the unrecognized net (gain) loss at December 31, 2002 and 2001.

The assumptions used in calculating the amounts recognized in the Company’s financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on investment yields available at year-end on corporate bonds rated AA. The Company’s inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets reflects asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with FAS 87, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

A significant reason for the increase in pension expense over the last three years results from the difference between the actual and assumed rates of return on plan assets. During 2000, 2001 and 2002, the Company assumed that the expected long-term rate of return on plan assets for these plans would be between 8.5% and 9.25%. Prior to

2001, the Company’s actual cumulative long-term rate of return on the pension assets of these plans was in excess of these amounts; however, these plans’ assets have recently earned substantially less than the assumed rates of return. As a result, pension expense for 2002 increased approximately $15.5 million from 2001’s level. For 2003, the Company has lowered the assumed rates of return to between 8.0% and 8.9%, depending on the plan. As a result of this and other factors, the Company believes there will be an additional increase in pension expense of approximately $5.0-$6.0 million for 2003.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ended December 31, 2003 and (ii) the calculation of the PBO at December 31, 2002 for the Company’s pension plans:

Change in Assumption	Impact on 2003 Pre-tax Pension Expense	Impact on December 31, 2002 PBO
25 basis point decrease in discount rate	$0.6 million	$8.2 million
25 basis point increase in discount rate	$(0.6) million	$(8.2) million
25 basis point decrease in expected return on assets	$0.7 million	—
25 basis point increase in expected return on assets	$(0.7) million	—

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,
	2002	2001	2000
Revenues	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization) [1]	71.7	69.2	71.2
Selling and administrative expenses [1]	17.8	16.1	19.1
Depreciation and amortization	5.1	5.3	5.4
Interest income	(0.6)	(0.6)	(0.2)
Interest expense	0.5	0.9	1.3

Total costs and expenses	94.5	90.9	96.8

Income before income taxes	5.5	9.1	3.2
Income tax provision	(1.6)	(2.8)	(1.2)

Net income	3.9%	6.3%	2.0%

[1]	Includes plant closing, business realignment and other related costs. See Note 2 to the Notes to Consolidated Financial Statements.

Results of Operations

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

Revenues

Revenues for 2002 totaled $1.538 billion, a decrease of 1.6% from 2001 revenues of $1.563 billion. Increased subsea deliveries in Cameron were more than offset by weak market conditions in domestic natural gas and compression and transmission markets, which negatively impacted sales in Cameron’s North American surface and aftermarket business and the CCV and Cooper Compression divisions.

Cameron’s revenues for 2002 totaled $918.7 million, an increase of 2.4% from 2001 revenues of $897.6 million. Revenue in the subsea and international surface markets increased 13.7%, which more than offset declines in North American surface and aftermarket revenues of 13.0%. The increase in subsea revenues was attributable to the large increase in subsea orders received during 2001, primarily related to projects located offshore West Africa. North

American surface and aftermarket revenues declined primarily as a result of the continued weakness in the rig count in this region.

CCV’s revenues for 2002 totaled $273.5 million, a decrease of 6.4% from 2001 revenues of $292.3 million. Increased revenues in the Cameron Ball Valve product line of 16.5% were more than offset by declines in the distributor, Orbit and aftermarket product lines which decreased 17.0%. The increase in the Cameron Ball Valve product line was attributable to the significant pipeline backlog that existed at December 31, 2001. The decline in the distributor product line resulted from weakness in the North American gas market. The decline in the Orbit product line was due to both weakness in the specialty valve market and intense competitive pressures in this market during 2002. Finally, the decline in the aftermarket product line resulted from softness in the pipeline, refining and petrochemical markets during the latter part of 2002.

Cooper Compression’s revenues for 2002 totaled $345.9 million, a decrease of 7.3% from 2001 revenues of $373.1 million. Increased aftermarket revenues of 7.9% in the gas compression market were more than offset by a 45.3% decline in new unit sales in this market. The air compression portion of Cooper Compression’s business was relatively flat in 2002 as compared to 2001. The increase in aftermarket revenues in the gas compression market was attributable primarily to the acquisitions Cooper Compression made in 2001. The decrease in new unit sales in the gas compression market resulted from a lack of demand in this market attributable to, among other things, the financial difficulties that Cooper Compression’s customers experienced throughout the year and a lack of significant development projects that would require Cooper Compression’s equipment.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2002 was $435.6 million, a decrease of 9.6% from 2001 gross margin of $481.8 million. Gross margin as a percentage of revenue for 2002 was 28.3% as compared to 30.8% for 2001. The gross margin percentage for 2002 was negatively impacted by an $11.2 million unusual inventory write-down in the Cooper Compression division which decreased the gross margin percentage by 0.7%.

Cameron’s gross margin percentage for 2002 was 28.0% as compared to 31.6% for 2001. The decrease in the gross margin percentage resulted from pricing pressures in the North American surface and aftermarket businesses and the increased subsea shipments during 2002, which typically carry a lower margin percentage as compared to the Company’s traditional surface products.

CCV’s gross margin percentage for 2002 was 30.5% as compared to 31.1% for 2001. The decline in the gross margin percentage was attributable to relatively fixed overhead costs which did not decline proportionally with the decline in revenues (resulting in an approximately 1.1% decrease in the gross margin percentage) partially offset by a reduction in warranty expense in 2002 which increased the gross margin percentage by 0.5%. Warranty expense in 2001 was abnormally high due to a dispute on an international pipeline project.

Cooper Compression’s gross margin percentage for 2002 was 27.5% as compared to 28.9% for 2001. The decrease in the gross margin percentage resulted from an $11.2 million unusual inventory write-down related to facility closures (which decreased Cooper Compression’s margin percentage by 3.3%), partially offset by manufacturing efficiencies and a higher percentage of aftermarket revenues, which typically carry higher margins.

Selling and administrative expenses for 2002 were $273.1 million, an increase of 8.7% from 2001 selling and administrative expenses of $251.3 million. The increase in selling and administrative expenses resulted primarily from $3.5 million of increased investment associated with the Company’s expansion into the subsea markets and $11.4 million of higher postretirement benefit plan costs, associated primarily with lower returns on pension assets.

Included within selling and administrative expenses for 2002 and 2001 were $22.2 million and $20.2 million, respectively, of plant closing, business realignment and other related costs. Of the $22.2 million recorded in 2002, $14.7 million related to the Cooper Compression division and $7.5 million related to the Company’s other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and was comprised primarily of: (i) $1.6 million of severance expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.9 million of facility write-downs. The $7.5 million of costs related to the Company’s other divisions was comprised of: (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company’s international tax restructuring activities.

Depreciation and amortization expense for 2002 was $77.9 million, a decrease of 6.2% from 2001 depreciation and amortization expense of $83.1 million. The decrease in depreciation and amortization expense was attributable to the (i) lack of goodwill amortization for 2002 due to the implementation of FAS 142 (approximately $10.7 million) and (ii) lack of depreciation and amortization related to assets that were retired or became fully depreciated (approximately $5.2 million), partially offset by (i) an $8.5 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.3 million increase attributable to depreciation and amortization associated with acquisitions, and (iii) a $2.0 million increase attributable to accelerated amortization associated with computer systems to be replaced by a new enterprise-wide system.

Interest income for 2002 was $8.5 million as compared to $8.6 million in 2001. Interest expense for 2002 was $8.0 million, a decrease of $5.5 million from 2001 interest expense of $13.5 million. The decline in interest expense was primarily attributable to the retirement of outstanding higher-cost debt with the proceeds from the lower-cost convertible debentures which were issued in May 2001.

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

Revenues

Revenues for 2001 totaled $1.563 billion, an increase of 12.9% from 2000 revenues of $1.384 billion. Strong market conditions in the energy industry during the first half of 2001 resulted in revenue increases in the Cameron, CCV and the gas compression portion of Cooper Compression’s business while the overall weakness in the worldwide industrial manufacturing environment during 2001 resulted in a decline in revenues for the air compression portion of Cooper Compression’s business.

Cameron’s revenues for 2001 totaled $897.6 million, an increase of 7.4% from 2000 revenues of $835.7 million. Revenue increases aggregating 21.1% in both surface and aftermarket products more than offset a 30.6% decline in drilling and a 7.9% decline in subsea products. The increase in revenue for the surface and aftermarket products was primarily due to strong drilling and development activities in the energy industry during the first half of 2001. Drilling revenues declined in 2001 as results in 2000 included deliveries of several large projects which were not replaced in 2001. Subsea revenues declined slightly in 2001 due to deliveries related to an offshore project in the Philippines in 2000 which did not reoccur in 2001.

CCV’s revenues for 2001 totaled $292.3 million, an increase of 32.4% from 2000 revenues of $220.8 million. Revenue increased 34.1% in the Cameron Ball Valve product line, 44.9% in the distribution product line and 16.6% in the Orbit product line. These increases were attributable to strong conditions in the energy industry during the first half of 2001 which drove overall demand increases for the year.

Cooper Compression’s revenues for 2001 totaled $373.1 million, an increase of 14.0% from 2000 revenues of $327.2 million. A 28.2% increase in Ajax units, Superior compressors and aftermarket parts and services more than offset a 39.5% decline in the Superior engine line (which was discontinued in early 2001). The increase in aftermarket parts and service was attributable to both Cooper Compression’s traditional business as well as two aftermarket suppliers acquired in 2001. The revenues in the air compression portion of the business declined 1.0% from 2000 due to weakness in the worldwide industrial manufacturing environment during 2001.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2001 was $481.8 million, an increase of 21.0% from 2000 gross margin of $398.3 million. Gross margin as a percentage of revenue for 2001 was 30.8% as compared to 28.8% for 2000. The gross margin percentage for 2000 was negatively impacted by a $10.6 million unusual inventory write-down in the Cooper Compression division which decreased the 2000 gross margin percentage by 0.8%.

Cameron’s gross margin percentage for 2001 was 31.6% as compared to 28.9% for 2000. The increase in the gross margin percentage occurred across all product lines due to, among other things, improved pricing in the domestic surface, aftermarket and drilling businesses. The drilling business also benefited from reduced warranty costs in 2001 as compared to 2000.

CCV’s gross margin percentage for 2001 was 31.1% as compared to 32.2% for 2000. The decline in the gross margin percentage was attributable to a shift in the mix of products sold during 2001 towards lower margin product lines.

Cooper Compression’s gross margin percentage for 2001 was 28.9% as compared to 26.9% for 2000. The increase was due primarily to the absence in 2001 of an unusual inventory write-down recorded in 2000 related to the exit of Cooper Compression’s Superior engine business (which decreased the 2000 gross margin percentage by 2.8%), and an increase in the gross margin percentage associated with reciprocating gas compression equipment due primarily to the elimination of costs and lower margin product lines (i.e., the Superior engine line) as a result of the rationalization of Cooper Compression’s manufacturing activities, which occurred during 2000 and early 2001. These increases were partially offset by a significant decline in the gross margin percentage associated with integrally geared centrifugal compression equipment as a result of lower pricing on new units due to the overall weakness in the worldwide industrial manufacturing environment during 2001.

Selling and administrative expenses for 2001 were $251.3 million, a decrease of 4.9% from 2000 selling and administrative expenses of $264.2 million. The decrease in selling and administrative expenses resulted primarily from a $46.6 million decline in plant closing, business realignment and other costs partially offset by (i) $5.0 million of incremental infrastructure costs attributable to businesses acquired in 2001, (ii) $1.2 million of increased infrastructure investment associated with the Company’s expansion into the subsea markets, (iii) $12.0 million of increased postretirement benefit plan costs associated primarily with lower returns on pension assets and decreased amortization of actuarial gains, and (iv) higher infrastructure costs necessitated by the 12.9% increase in revenues (primarily salary and salary-related costs).

Included within selling and administrative expenses for 2001 and 2000 were $20.2 million and $66.8 million, respectively, of plant closing, business realignment and other related costs. All of the $20.2 million recorded in 2001 were related to the consolidation of the gas compression portion of Cooper Compression’s business. These costs were comprised primarily of: (i) $4.5 million related to severance and relocation expenses, (ii) $2.5 million of contract cancellation costs, (iii) $7.5 million of facility exit costs, including lease termination payments, and (iv) $4.1 million of costs incurred by the Superior engine business during the shutdown period.

Of the $66.8 million recorded in 2000, $26.4 million represented non-cash write-offs or write-downs of assets and $40.4 million reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, $12.2 million related to employee severance and other employee costs including workmen’s compensation, medical, pay-to-stay agreements and similar items, $8.8 million related to personnel and equipment relocation, $5.4 million related to facility clean-up (including environmental) and rearrangement, $6.4 million related to operating costs for redundant facilities being held for sale and $7.7 million related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included $22.1 million related to the discontinuance of Cooper Compression’s manufacturing of Superior engines and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14.1 million related to remaining costs associated with the discontinuance of all manufacturing and foundry operations in Grove City, Pennsylvania; $13.5 million resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original headquarters for the gas compression business of Cooper Compression) to other locations pursuant to the 1999 sale of Cooper Compression’s rotating compressor business to Rolls-Royce plc; $6.6 million related to the write-off of the Canadian translation component in connection with the sale of this business; $4.1 million related to the relocation of Cameron’s drilling BOP stack and subsea “Christmas tree” manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France (BOPs); $2.8 million related to the shutdown of Cameron’s manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3.6 million associated with various facility shutdown and realignment costs and other actions for each of the divisions.

Depreciation and amortization expense for 2001 was $83.1 million, an increase of 10.3% from 2000 depreciation and amortization expense of $75.3 million. The increase in depreciation and amortization expense was attributable to (i) $1.9 million of accelerated amortization of existing software systems that will be replaced by a new enterprise-wide system, (ii) $1.0 million of accelerated depreciation expense associated with facilities closed during 2002, (iii) $1.2 million of additional amortization expense associated with certain intangible assets, and (iv) $5.6 million associated with higher capital expenditures. These increases were offset by reduced depreciation associated with the write-off of long-term assets at Cooper Compression in connection with the decision to discontinue the Superior brand natural gas engine line and close its Springfield, Ohio manufacturing facility and other assets which were retired or became fully depreciated.

Interest income for 2001 was $8.6 million, an increase of $5.6 million from 2000 interest income of $3.0 million. The increase in interest income was attributable to the investment of excess cash in income-bearing securities. The excess cash was generated through the issuance of lower-cost convertible debentures, which were issued in May 2001, a portion of which proceeds were used to repay higher-cost debt. Interest expense for 2001 was $13.5 million, a decrease of $4.5 million from 2000 interest expense of $18.0 million. The decrease in interest expense was attributable to the retirement of outstanding higher-cost debt with the proceeds from the lower-cost convertible debentures that were issued in May 2001.

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

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for legal obligations arising from the retirement of all tangible long-lived assets, and is effective January 1, 2003. The Company currently has no significant obligations arising from the retirement of long-lived assets and therefore, no material impact is expected upon adoption of this standard.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. There was no material effect on the results of operations or financial condition of the Company upon adoption of this standard effective January 1, 2002.

Certain provisions of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections (“FAS 145”), issued in April 2002, are currently effective whereas other provisions are effective as of January 1, 2003. There was no material impact on the Company’s results of operations or financial condition upon adoption of the provisions of FAS 145 that are currently effective and none is expected as the other provisions become effective.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the consensus reached in Emerging Issued Task Force Issue No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. As discussed in Note 2 to the Consolidated Financial Statements, the Company has incurred restructuring costs in the past. FAS 146 may impact the timing of restructuring costs recognized in the future.

Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions, was issued in October 2002 but has no impact on the Company. Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, provides for certain additional disclosure requirements relating to stock based compensation plans as well as other matters. The additional disclosure requirements related to the year ended December 31, 2002 are included under the caption “Stock-Based Compensation” in Note 1 to the Notes to Consolidated Financial Statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”), which becomes effective for the Company during the third quarter of 2003. The Company is currently evaluating this statement’s impact upon its financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Each guarantee issued or modified after December 31, 2002 and meeting the characteristics described in the Interpretation is to be recognized and initially measured at fair value. In addition, guarantors are required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote. The Company does not have any material guarantees which will be subject to the fair value recognition requirements. Disclosures applicable to the Company have been included in Note 14 of the Notes to Consolidated Financial Statements.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued in January 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company is currently evaluating whether this interpretation will have any impact on its consolidated financial position for periods beginning July 1, 2003.

Liquidity and Capital Resources

The Company’s combined cash and short-term investment balances increased to $299.1 million at December 31, 2002 from $213.7 million at December 31, 2001, due primarily to cash flow generated during 2002. During 2002, the Company’s operating activities generated $177.8 million of cash as compared to $124.9 million in 2001. Cash flow from operations in 2002 was comprised primarily of net income of $60.5 million, adjusted for depreciation and amortization of $77.9 million, and $40.7 million of working capital decreases. The most significant decreases in working capital were in inventory and receivables as the Company focused on reducing working capital throughout the year. Working capital associated with other assets and liabilities increased $33.3 million during 2002 due primarily to the contribution of $26.4 million to the Company’s pension plans.

During 2002, the Company’s investing activities consumed $25.3 million of cash as compared to $271.6 million in 2001. Capital expenditures in 2002 of $82.1 million decreased significantly from expenditures in 2001 of $125.0 million as the Company’s 2001 expenditures included $36.0 million for the construction of a new headquarters for the Cameron division and $20.0 million for the Company’s enterprise-wide software system, which the Company began implementing in late 2002. The Company spent an additional $24.3 million for its enterprise-wide software system during 2002, bringing the cumulative expenditures to date on this system to approximately $44.3 million. Cash spent on acquisitions totaled $67.8 million for 2002 and was comprised of the acquisition of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash spent on acquisitions totaled $51.8 million for 2001 and consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. During 2002, the Company entered into a sale-leaseback transaction for its Cameron headquarters and sold land formerly used by the Cameron division. The Company realized net proceeds from these transactions of $39.5 million.

During 2002, the Company’s financing activities consumed $2.3 million of cash, as compared to generating $243.8 million of cash in 2001. The 2001 activity reflects the issuance of the convertible securities, as more fully described in Note 10 of the Notes to Consolidated Financial Statements, which generated gross proceeds of $450.0 million. These proceeds were used to repay amounts outstanding under the Company’s revolving credit facility and other borrowings of $179.1 million and for other purposes, including share repurchases of $25.1 million and acquisitions.

During the third quarter of 2002, the Company reached an agreement with a joint-venture partner whereby the partner had the option to purchase certain specialized fixed assets, with a net book value of $3.8 million as of December 31, 2002, and certain other assets by March 31, 2003 for a cash payment of $4.3 million and certain other consideration. The joint-venture partner did not exercise this option as of March 31, 2003. The Company is currently exploring other uses or other disposal means, which could result in a write-down of all or a portion of the net book value of these assets if the Company is not successful in identifying and implementing options which would support the carrying value of these assets.

During 2002, the Company entered into a revolving credit agreement (the “Revolving Credit Agreement”). This agreement provides the Company with up to $150.0 million of floating-rate credit advances maturing on March 5, 2003 (all of which was available for borrowing at December 31, 2002). The Revolving Credit Agreement currently provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.50%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.10% per annum on the total amount of outstanding borrowings, provided such borrowings exceed $50.0 million. The Revolving Credit Agreement contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. During March 2003, the Company amended the Revolving Credit Agreement to extend the termination date of the facility to July 7, 2003 and lower the aggregate borrowing capacity under the facility to $100.0 million. The Company is evaluating whether to renew all or part of this facility prior to its expiration.

The Company expects to fund capital expenditures, estimated to be $65.0 to $70.0 million in 2003, as well as general liquidity needs, from its cash and short-term investment balances, internally generated funds and financing arrangements.

At December 31, 2002, the Company was party to two forward purchase agreements with a third-party financial institution for the purchase of a total of 1,006,500 shares of the Company’s common stock. The key terms of these agreements are as follows:

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

The carrying cost inherent in these contracts is 3-month LIBOR plus 0.70%. The Company could be required to settle these agreements prematurely if the Company’s stock price falls below $16.50 per share and in certain other limited circumstances. In the event the Company chooses not to settle these transactions in cash, the maximum number of shares the Company could be required to deliver to settle each agreement is reflected above. In accordance with the consensus reached by the FASB’s Emerging Issues Task Force in Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, these forward purchase agreements have not been included as a liability in the Company’s December 31, 2002 Consolidated Balance Sheet, but rather are accounted for as permanent equity. As a result, the forward purchase agreements were accounted for at their initial fair value (which was zero). Subsequent changes in the fair value of these contracts are not recognized. The carrying cost inherent in the contracts is being charged to equity as incurred.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2002 (dollars in thousands).

(dollars in thousands)	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$458,765	$639	$3,013	$—	$455,113	(a)
Capital lease obligations	9,327	4,301	4,616	410	—	(b)
Operating leases	94,832	12,113	15,878	13,145	53,696

Total contractual cash obligations	$562,924	$17,053	$23,507	$13,555	$508,809

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company and by holders of the Company’s debentures that would allow for redemption of the zero coupon debentures beginning in 2004 and for redemption of the interest bearing debentures beginning in 2006.
(b)	Payments shown include interest.

(dollars in thousands)	Amount of Commitment Expiration Per Period
Other Commercial Obligations	Total Commitment	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Committed lines of credit	$150,000	$150,000	$—	$—	$—
Standby Letters of Credit	78,474	47,398	30,937	139	—
Bank guarantees and letters of credit	13,467	3,463	10,004	—	—
Guarantees of a portion of joint venture debt	2,916	1,957	798	161	—

Total commercial commitments	$244,857	$202,818	$41,739	$300	$—

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2002, the Company had $91.9 million of letters of credit and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company’s sales and profitability.

Demand for most of the Company’s products and services, and therefore its revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

•	the demand for oil and gas, which is impacted by economic and political conditions and weather;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production from non-OPEC countries;

•	governmental policies regarding exploration and development of oil and gas reserves;

•	the political environments of oil and gas producing regions, including the Middle East and, in particular, Iraq;

•	the depletion rates of gas wells in North America; and

•	advances in exploration and development technology.

The Company’s international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business.

The Company has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, the Middle East and the Asia-Pacific region. Additionally, the Company purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in countries such as India, South Korea, Taiwan and China. The risks of international business that the Company is exposed to include the following:

•	volatility in general economic, social and political conditions;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	changes in currency rates;

•	inability to repatriate income or capital;

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, trade partners and investment decisions;

•	reductions in the number or capacity of qualified personnel; and

•	seizure of equipment.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company’s operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company’s future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Excess cash can be invested in marketable securities, which may subject the Company to potential losses.

The Company has invested in publicly-traded debt and equity securities from time to time. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies can affect the market value of the Company’s short-term investments.

Implementation of a new enterprise-wide software system could disrupt the Company’s business processes.

The Company is in the process of implementing a new enterprise-wide software system. During October 2002, the Company converted the U.S. and Canadian operations of Cameron and CCV onto the new system. During March 2003, the Company converted Cooper Compression onto the new system. The majority of the Company’s remaining operations are expected to be converted to the new system during 2003. Any disruption in this implementation could negatively affect the Company’s ability to develop, procure, manufacture and/or deliver products, and could disrupt the Company’s financial reporting system.

Changes in the financial condition of the Company’s customers could impact the Company’s business.

Erosion of the financial condition of customers could adversely affect the Company’s business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression and CCV divisions, a significant portion of revenues for 2001 and 2002 were derived from a group of customers in the pipeline and gas compression business which are reported to be experiencing financial and/or other difficulties related to their capitalization. The Company believes that these difficulties have negatively impacted the Company’s business with these customers, particularly in the Cooper Compression division. To the extent these customers’ difficulties continue, worsen, and/or result in curtailments of their expenditures, the Company’s revenues and earnings could continue to be negatively affected.

The Company’s deepwater subsea projects expose the Company to new risks.

The Company continues to expand into the deepwater subsea systems market. These projects are significantly larger in scope and complexity (both in terms of technical and logistical requirements) than projects in the Company’s surface and shallow-water subsea markets since the deepwater subsea projects typically (i) involve long lead times, (ii) must function in greater water depths and pressures and (iii) typically require substantial engineering resources to meet the technical requirements of the project. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2002, the Company had a deepwater subsea backlog of approximately $278 million.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company’s defined benefit plans.

The Company accounts for its defined benefit pension plans in accordance with FAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company’s pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets since 2000, the plan assets have earned a rate of return substantially less than the assumed long-term rate of return. As a result, expense associated with the Company’s pension plans has increased, and will continue to increase, significantly from the level recognized historically.

Additionally, FAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $26.4 million to its pension plans during 2002. If the Company’s pension assets continue to perform poorly, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts in the pension plans.

Environmental Remediation

The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) or similar state laws. The Company’s involvement at two of the sites has been settled by de minimis payments and involvement at two of the other sites is believed to be at a de minimis level. The fifth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas.

Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

The Company has estimated its liability for environmental exposures and the Company’s consolidated financial statements included a liability balance of $11.1 million for these matters at December 31, 2002. Cash expenditures for the Company’s known environmental exposures are expected to the incurred over the next twenty years depending on the site. For the known exposures, the accrual reflects the Company’s best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company’s costs estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties. These costs estimates are reviewed on an annual basis or more frequently if circumstances occur which indicated a review is warranted. The Company’s estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts but there can be no assurances to this effect.

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

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Houston, Texas

January 27, 2003

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Revenues	$1,538,100	$1,562,899	$1,383,733

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization) [1]	1,102,504	1,081,078	985,404
Selling and administrative expenses [1]	273,105	251,303	264,173
Depreciation and amortization	77,907	83,095	75,321
Interest income	(8,542)	(8,640)	(2,976)
Interest expense	7,981	13,481	18,038

Total costs and expenses	1,452,955	1,420,317	1,339,960

Income before income taxes	85,145	142,582	43,773
Income tax provision	(24,676)	(44,237)	(16,113)

Net income	$60,469	$98,345	$27,660

Earnings per share:
Basic	$1.12	$1.82	$0.52
Diluted	$1.10	$1.75	$0.50

[1]	Includes plant closing, business realignment and other related costs. See Note 2 to the Notes to Consolidated Financial Statements.

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	December 31,
	2002	2001
Assets
Cash and cash equivalents	$273,800	$111,640
Short-term investments	25,290	102,071
Receivables, net	304,821	306,205
Inventories, net	387,218	423,819
Other	26,732	21,251

Total current assets	1,017,861	964,986

Plant and equipment, at cost less accumulated depreciation	475,914	490,264
Goodwill, less accumulated amortization	301,882	259,829
Other assets	202,013	159,973

Total assets	$1,997,670	$1,875,052

Liabilities and stockholders’ equity
Short-term debt	$4,870	$10,487
Accounts payable and accrued liabilities	354,377	349,236
Accrued income taxes	15,563	18,048

Total current liabilities	374,810	377,771

Long-term debt	462,942	459,142
Postretirement benefits other than pensions	45,161	47,759
Deferred income taxes	45,641	41,665
Other long-term liabilities	27,813	25,434

Total liabilities	956,367	951,771

Stockholders’ equity:
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,566,054 shares issued	546	546
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	949,188	951,441
Retained earnings	108,147	47,678
Accumulated other elements of comprehensive income	(14,789)	(53,050)
Less: Treasury stock at cost, 54,954 shares at December 31, 2002 (571,320 shares at December 31, 2001)	(1,789)	(23,334)

Total stockholders’ equity	1,041,303	923,281

Total liabilities and stockholders’ equity	$1,997,670	$1,875,052

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$60,469	$98,345	$27,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	67,053	63,073	59,797
Amortization	10,854	20,022	15,524
Deferred income taxes and other	(1,283)	27,446	739
Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:
Receivables	15,632	(36,511)	(11,562)
Inventories	67,960	(40,277)	17,009
Accounts payable and accrued liabilities	(9,579)	23,342	(50,394)
Other assets and liabilities, net	(33,281)	(30,518)	(38,587)

Net cash provided by operating activities	177,825	124,922	20,186

Cash flows from investing activities:
Capital expenditures	(82,148)	(125,004)	(66,599)
(Acquisitions) dispositions, net	(67,750)	(51,778)	8,171
Purchases of short-term investments	(45,862)	(101,088)	—
Sales of short-term investments	124,395	1,156	—
Proceeds from sale of Cameron division headquarters building and other property	39,460	—	—
Other	6,588	5,106	15,703

Net cash used for investing activities	(25,317)	(271,608)	(42,725)

Cash flows from financing activities:
Loan repayments, net	(7,448)	(179,080)	(17,830)
Debentures issued	—	450,000	—
Debenture issuance costs	—	(8,364)	—
Purchase of treasury stock	—	(25,082)	—
Activity under stock option plans and other	5,156	6,316	55,446

Net cash provided by (used for) financing activities	(2,292)	243,790	37,616

Effect of translation on cash	11,944	(2,030)	(6,726)

Increase in cash and cash equivalents	162,160	95,074	8,351

Cash and cash equivalents, beginning of year	111,640	16,566	8,215

Cash and cash equivalents, end of year	$273,800	$111,640	$16,566

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands)

	Common stock	Capital in excess of par value	Retained earnings (deficit)	Accumulated other elements of comprehensive income	Treasury stock	Total
Balance—December 31, 1999	$540	$899,978	$(78,327)	$(12,039)	$(96,074)	$714,078
Net income			27,660			27,660
Foreign currency translation				(25,313)		(25,313)
Change in fair value of short-term investments				247		247

Comprehensive income						2,594

Common stock issued under stock option and other employee benefit plans		(30,091)			96,074	65,983
Tax benefit of employee stock benefit plan transactions		59,624				59,624

Balance—December 31, 2000	540	929,511	(50,667)	(37,105)	—	842,279
Net income			98,345			98,345
Foreign currency translation				(15,681)		(15,681)
Minimum pension liability, net of $35 in taxes				57		57
Change in fair value of short-term investments				(321)		(321)

Comprehensive income						82,400

Purchase of treasury stock					(25,082)	(25,082)
Common stock issued under stock option and other employee benefit plans	6	14,828			1,748	16,582
Tax benefit of employee stock benefit plan transactions		7,129				7,129
Costs related to forward stock purchase agreement		(27)				(27)

Balance—December 31, 2001	546	951,441	47,678	(53,050)	(23,334)	923,281

Net income			60,469			60,469
Foreign currency translation				38,005		38,005
Minimum pension liability, net of $56 in taxes				91		91
Change in fair value of short-term investments, net of $56 in taxes				165		165

Comprehensive income						98,730

Common stock issued under stock option and other employee benefit plans		(4,729)			21,545	16,816
Tax benefit of employee stock benefit plan transactions		2,944				2,944
Costs related to forward stock purchase agreements and other		(468)				(468)

Balance—December 31, 2002	$546	$949,188	$108,147	$(14,789)	$(1,789)	$1,041,303

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

Company operations — Cooper Cameron Corporation (the Company or Cooper Cameron) is engaged primarily in the manufacture of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron also manufactures air and gas compressors and turbochargers.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company’s operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

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

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred and the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $2.5 million, $0.3 million and $0 for the years ended December 31, 2002, 2001 and 2000, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.

Receivables — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 64% of inventories in 2002 and 68% in 2001 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings – 10 to 40 years; machinery and equipment – 3 to 18 years; and capitalized software, tooling, dies, patterns and all other – 3 to 10 years.

Goodwill — Prior to 2002, goodwill arising from purchase acquisitions was being amortized over 40 years from respective acquisition dates, with minor exceptions. The Company considered this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company’s goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), effective January 1, 2002, the Company no longer amortizes goodwill and reviews goodwill at least annually for impairment at the reporting unit level. The Company’s reporting units for FAS 142 purposes are Cameron, CCV, Cooper Energy Services and Cooper Turbocompressor. Cooper Energy Services and Cooper Turbocompressor are combined for segment reporting purposes in the Cooper Compression segment (see Note 13 for further discussion of the Company’s business segments).

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

Stock-Based Compensation — At December 31, 2002, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense.

	Year Ended December 31,
(dollars in thousands, except per share data)	2002	2001	2000
Net income, as reported	$60,469	$98,345	$27,660
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(22,753)	(31,270)	(32,594)

Pro forma net income (loss)	$37,716	$67,075	$(4,934)

Earnings (loss) per share:
Basic – as reported	$1.12	$1.82	$0.52
Basic – pro forma	$0.70	$1.24	$(0.09)
Diluted – as reported	$1.10	$1.75	$0.50
Diluted – pro forma	$0.68	$1.21	$(0.09)

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

Foreign Currency – For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Non-U.S. dollar monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-U.S. dollar non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, are remeasured at historical rates.

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $(1,147,000), $1,767,000 and $655,000 in the years 2002, 2001 and 2000, respectively.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements — In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for legal obligations arising from the retirement of all tangible long-lived assets, and is effective January 1, 2003. The Company currently has no significant obligations arising from the retirement of long-lived assets and therefore, no material impact is expected upon adoption of this standard.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. There was no material effect on the results of operations or financial condition of the Company upon adoption of this standard effective January 1, 2002.

Certain provisions of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections (“FAS 145”), issued in April 2002, are currently effective whereas other provisions are effective as of January 1, 2003. There was no material impact on the Company’s results of operations or financial condition upon adoption of the provisions of FAS 145 that are currently effective and none is expected as the other provisions become effective.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the consensus reached in Emerging Issued Task Force Issue No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. As discussed in Note 2 to the Consolidated Financial Statements, the Company has incurred restructuring costs in the past. FAS 146 may impact the timing of restructuring costs recognition in the future.

Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions, was issued in October 2002 but has no impact on the Company. Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, provides for certain additional disclosure requirements relating to stock based compensation plans as well as other matters. The additional disclosure requirements related to the year ended December 31, 2002 are included above under the caption “Stock-Based Compensation”.

In May 2003, the FASB Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”), which becomes effective for the Company during the third quarter of 2003. The Company is currently evaluating this statement’s impact upon its financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Each guarantee issued or modified after December 31, 2002 and meeting the characteristics described in the Interpretation is to be recognized and initially measured at fair value. In addition, guarantors are required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote. The Company does not have any material guarantees which will be subject to the fair value recognition requirements. Disclosures applicable to the Company have been included in Note 14 of the Notes to Consolidated Financial Statements.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued in January 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company is currently evaluating whether this interpretation will have any impact on its consolidated financial position for periods beginning July 1, 2003.

Note 2:    Plant Closing, Business Realignment and Other Related Costs

Plant closing, business realignment and other related costs by segment for the last three years were as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
Amounts included in costs of sales:
Cooper Compression	$11,214	$—	$10,607

Amounts included in selling and administrative expenses:
Cameron	6,275	—	8,121
CCV	—	—	1,448
Cooper Compression	14,637	20,159	57,223
Corporate	1,193	—	—

	22,105	20,159	66,792

Total charges/costs	$33,319	$20,159	$77,399

During 2002, the Company recorded $33,319,000 of charges/costs related to various actions taken in the fourth quarter. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of: (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company’s other divisions consisted of: (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company’s international tax restructuring activities.

During 2001, Cooper Compression recorded $20,159,000 of charges/costs incurred in connection with the consolidation of the manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines in its gas compression business. The charges/costs during 2001 consisted primarily of: (i) $4,516,000 of employee severance and various relocation costs, (ii) $2,544,000 of contract cancellation costs, and (iii) $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior engine business during the shutdown period.

During 2000, the Company recorded $77,399,000 of plant closing, business realignment and other related costs. Of this amount, $36,966,000 represented non-cash write-offs or write-downs of assets and $40,433,000 reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, $12,168,000 related to employee severance and other employee costs including workmen’s compensation, medical, pay-to-stay agreements and similar items, $8,841,000 related to personnel and equipment relocation, $5,378,000 related to facility clean-up (including environmental) and rearrangement, $6,356,000 related to operating costs for redundant facilities being held for sale and $7,690,000 related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included $32,659,000 related to the discontinuance of Cooper Compression’s manufacturing of Superior engines and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14,126,000 related to remaining costs associated with the discontinuance of all manufacturing and foundry operations in Grove City, Pennsylvania; $13,503,000 resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original headquarters for the gas compression business of Cooper Compression) to other locations pursuant to the 1999 sale of Cooper Compression’s rotating compressor business to Rolls-Royce plc; $6,634,000 related to the write-off of the Canadian translation component in connection with the sale of this business; $4,058,000 related to the relocation of Cameron’s drilling BOP stack and subsea “Christmas tree” manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France (BOPs); $2,826,000 related to the shutdown of Cameron’s manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3,593,000 associated with various facility shutdown and realignment costs and other actions for each of the divisions.

The number of employees terminated as a result of the above actions were approximately 210, 190 and 350 in 2002, 2001 and 2000, respectively.

A summary of the impact of various balance sheet accounts associated with the aforementioned costs incurred during the year ended December 31, 2002 follows:

	Balance at Beginning of Year	Additions	Proceeds From Sales of Assets	Cash Disbursements	Asset Write-downs, Reclassifications & Other	Balance at End of Year
Liabilities:
Severance	$1,601	$2,714	$—	$(2,190)	$—	$2,125
Facility closure	4,586	8,177	—	(6,341)	1,772	8,194
Retained liabilities from sale of Rotating business	4,929	—	—	(1,616)	—	3,313
International tax restructuring	—	1,193	—	(693)	—	500
Environmental	—	—	—	—	5,000	5,000
Accounts receivable	—	269	—	—	(269)	—
Inventory	—	11,214	—	—	(11,214)	—
Property, plant & equipment	—	7,639	8,469	—	(16,108)	—
Other noncurrent assets	—	2,113	—	—	(2,113)	—

Total	$11,116	$33,319	$8,469	$(10,840)	$(22,932)	$19,132

Note 3:    Acquisitions

During 2002, the Company’s acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in preliminary goodwill of approximately $31,176,000, the majority of which resides in the CCV segment. As the Canadian valve manufacturer was acquired in late December, the purchase price allocation included in the December 31, 2002 financial statements was based on preliminary information available at the time and is subject to future revision. The Company expects to finalize its purchase price allocation with respect to inventory, plant closing reserves and intangibles by the end of the second quarter of 2003. None of these items are expected to be material to the Company.

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

Note 4:    Receivables

Receivables consisted of the following:

	December 31,
(dollars in thousands)	2002	2001
Trade receivables	$297,571	$300,565
Other receivables	9,420	9,633
Allowance for doubtful accounts	(2,170)	(3,993)

	$304,821	$306,205

Note 5:    Inventories

Inventories consisted of the following:

	December 31,
(dollars in thousands)	2002	2001
Raw materials	$37,078	$42,684
Work-in-process	99,417	93,637
Finished goods, including parts and subassemblies	329,151	362,725
Other	1,818	1,982

	467,464	501,028
Excess of current standard costs over LIFO costs	(44,891)	(52,477)
Allowance for obsolete and excess inventory	(35,355)	(24,732)

	$387,218	$423,819

Note 6:    Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

	December 31,
(dollars in thousands)	2002	2001
Land and land improvements	$38,140	$39,950
Buildings	185,267	215,267
Machinery and equipment	493,876	438,429
Tooling, dies, patterns, etc.	48,119	58,565
Assets under capital leases	21,940	23,551
Capitalized software	110,538	82,670
All other	105,307	108,931
Construction in progress	27,799	26,917

	1,030,986	994,280
Accumulated depreciation	(555,072)	(504,016)

	$475,914	$490,264

During the fourth quarter of 2002, the Company entered into a sale-leaseback transaction involving the Cameron division headquarters building. The sale of the building resulted in net proceeds to the Company of approximately $31,000,000. The building is being leased back from the purchaser over a 22-year period (with options for renewals totaling an additional 15 years) at an initial rate of approximately $2,400,000 per year. This transaction was accounted for as a sale and subsequent operating lease, resulting in the removal of the building from the Company’s records and a deferral of the related $0.6 million gain, which will be amortized over the life of the lease.

Goodwill consisted of the following:

	December 31, 2002			December 31, 2001
(dollars in thousands)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Cameron	$257,657	$(121,036)	$136,621	$237,154	$(115,053)	$122,101
CCV	142,453	(39,414)	103,039	115,359	(38,081)	77,278
Cooper Compression	103,186	(40,964)	62,222	102,161	(41,711)	60,450

	$503,296	$(201,414)	$301,882	$454,674	$(194,845)	$259,829

For additional information relating to additions to goodwill arising from purchase business combinations, see Note 3 of the Notes to Consolidated Financial Statements. Other changes to goodwill balances are largely related to changes in foreign currency exchange rates applied to goodwill denominated in currencies other than the U.S. dollar.

Other assets consisted of the following:

	December 31,
(dollars in thousands)	2002	2001
Long-term prepaid benefit costs of defined benefit pension plans	$107,151	$80,267
Deferred income taxes	67,517	61,998
Intangible assets related to pension plans	175	243
Other amortizable intangibles:
Gross	11,004	9,483
Accumulated amortization	(7,619)	(5,807)
Other	23,785	13,789

	$202,013	$159,973

In June 2001, the FASB issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. Following are the pro forma amounts that would have been reported had FAS 142 been effective as of January 1, 2000:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
Reported net income	$60,469	$98,345	$27,660
Add back goodwill amortization	—	10,719	10,088

Pro forma net income	$60,469	$109,064	$37,748

Basic earnings per share:
Reported earnings per share	$1.12	$1.82	$0.52
Add back goodwill amortization	—	0.19	0.19

Pro forma earnings per share	$1.12	$2.01	$0.71

Diluted earnings per share:
Reported earnings per share	$1.10	$1.75	$0.50
Add back goodwill amortization	—	0.18	0.19

Pro forma earnings per share	$1.10	$1.93	$0.69

Amortization associated with the Company’s other amortizable intangibles (primarily patents, trademarks and other) has not been an item of material expense for the Company during the three years ended December 31, 2002 and is not expected to be material during any specific year over the next five-year period.

Note 7:    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in thousands)	2002	2001
Trade accounts and accruals	$206,002	$207,020
Salaries, wages and related fringe benefits	59,059	58,340
Payroll and other taxes	20,170	16,978
Product warranty	5,912	8,932
Deferred income taxes	32,904	32,024
Accruals related to special items	11,705	4,322
Other	18,625	21,620

	$354,377	$349,236

Activity during the year associated with the Company’s warranty accruals was as follows (dollars in thousands):

Balance December 31, 2001	Warranty Provisions During the Year	Charges Against Accrual	Translation and Other	Balance December 31, 2002
$8,932	5,826	(9,162)	316	$5,912

Note 8:    Employee Benefit Plans

Total net benefit (income) expense associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in thousands)	2002	2001	2000	2002	2001	2000
Service cost	$6,359	$5,971	$7,569	$13	$48	$67
Interest cost	20,021	18,721	17,825	2,936	3,090	3,123
Expected return on plan assets	(25,572)	(29,543)	(31,921)	—	—	—
Amortization of prior service cost	(346)	(351)	(188)	(137)	(136)	(200)
Amortization of (gains) losses and other	4,322	(5,466)	(9,442)	(500)	(200)	(10,100)

Net periodic benefit (income) expense	4,784	(10,668)	(16,157)	2,312	2,802	(7,110)
Curtailment (gain) loss	—	(577)	53	—	—	(300)
Settlement gain	—	—	(1,484)	—	—	—
Termination benefit expense	—	839	304	—	—	—

Total net benefit (income) expense	$4,784	$(10,406)	$(17,284)	$2,312	$2,802	$(7,410)

The change in the benefit obligations associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	2002	2001	2002	2001
Benefit obligation at beginning of year	$299,997	$273,657	$41,680	$41,911
Service cost	6,359	5,971	13	48
Interest cost	20,021	18,721	2,936	3,090
Plan participants’ contributions	751	721	—	—
Amendments	31	—	—	—
Actuarial (gains) losses	(14,970)	24,640	7,754	247
Exchange rate changes	14,018	(3,069)	—	—
Curtailment results	—	(1,591)	—	—
Termination benefit results	—	839	—	—
Benefits paid directly or from plan assets	(19,898)	(19,892)	(4,911)	(3,616)

Benefit obligation at end of year	$306,309	$299,997	$47,472	$41,680

The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	2002	2001	2002	2001
Fair value of plan assets at beginning of year	$295,074	$355,819	$—	$—
Actual return on plan assets	(32,687)	(29,546)	—	—
Actuarial gains (losses)	2,969	(8,602)	—	—
Company contributions	27,124	340	4,911	3,616
Plan participants’ contributions	751	721	—	—
Exchange rate changes	12,617	(4,027)	—	—
Benefits paid from plan assets	(19,698)	(19,631)	(4,911)	(3,616)

Fair value of plan assets at end of year, primarily debt and equity securities	$286,150	$295,074	$—	$—

The net assets (liabilities) associated with the Company’s defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	2002	2001	2002	2001
Plan assets in excess of (less than) benefit obligations at end of year	$(20,159)	$(4,923)	$(47,472)	$(41,680)
Unrecognized net (gain) loss	124,734	83,350	2,477	(5,776)
Unrecognized prior service cost	(2,380)	(2,764)	(166)	(303)
Unrecognized net transition obligation	50	98	—	—

Prepaid (accrued) pension cost	102,245	75,761	(45,161)	(47,759)
Underfunded plan adjustments recognized:
Accrued minimum liability	(563)	(932)	—	—
Intangible asset	175	243	—	—
Accumulated other comprehensive income, net of tax	240	331	—	—

Net assets (liabilities) recognized on balance sheet at end of year	$102,097	$75,403	$(45,161)	$(47,759)

The weighted-average end of year assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
Domestic plans:
Discount rate	7.0%	7.25%	6.75%	7.25%
Expected return on plan assets	9.25%	9.25%
Rate of compensation increase	4.5%	4.5%
Health care cost trend rate			12.0%	7.0%
International plans:
Discount rate	6.0%	6.0-6.25%
Expected return on plan assets	6.0-8.0%	6.0-8.5%
Rate of compensation increase	2.75-4.0%	3.5-4.5%

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

The health care cost trend rate is assumed to decrease gradually from 12.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage- point Increase	One-percentage- point Decrease
Effect on total of service and interest cost components in 2002	$192	$(170)
Effect on postretirement benefit obligation as of December 31, 2002	$3,237	$(2,849)

Amounts applicable to the Company’s pension plans with projected and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets
(dollars in thousands)	2002	2001	2002	2001
Fair value of applicable plan assets	$286,150	$122,568	$3,512	$2,786
Projected benefit obligation of applicable plans	$(306,309)	$(132,679)
Accumulated benefit obligation of applicable plans			$(8,903)	$(7,738)

The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups.

In addition, the Company’s domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched with shares of the Company’s Common stock. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements. The Company’s expense under this plan for the years ended December 31, 2002, 2001 and 2000 amounted to $8,192,000, $7,581,000 and $7,349,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and certain international employees, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2002, 2001, and 2000 amounted to $10,723,000, $8,642,000 and $7,783,000, respectively.

Certain of the Company’s employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits.

All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Note 9:    Stock Options and Employee Stock Purchase Plan

The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares
	Long-term and Broad Based Incentive Plans	Non-employee Director Plan	Weighted Average Exercise Prices
Stock options outstanding at December 31, 1999	7,584,181	380,280	$34.38
Options granted	2,472,205	72,548	$58.24
Options cancelled	(206,242)	—	$31.74
Options exercised	(4,382,012)	(128,054)	$31.80

Stock options outstanding at December 31, 2000	5,468,132	324,774	$46.96
Options granted	2,110,390	67,740	$36.57
Options cancelled	(166,262)	(10,290)	$48.13
Options exercised	(555,385)	(45,000)	$32.01

Stock options outstanding at December 31, 2001	6,856,875	337,224	$45.03
Options granted	1,627,602	42,000	$47.20
Options cancelled	(223,565)	(10,808)	$51.74
Options exercised	(356,828)	(54,946)	$32.34

Stock options outstanding at December 31, 2002	7,904,084	313,470	$45.92

Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2002 was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/2002	Weighted Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/2002	Weighted Average Exercise Price
$24.19—$24.19	435,672	5.78	$24.19	435,672	$24.19
$29.25—$33.00	1,774,447	8.03	$32.94	471,234	$32.79
$34.34—$46.91	3,027,737	8.08	$43.70	1,438,771	$40.38
$47.06—$60.25	1,964,299	6.37	$54.19	1,375,535	$54.66
$60.69—$79.94	1,015,399	3.54	$68.53	979,737	$68.57

$24.19—$79.94	8,217,554	6.98	$45.92	4,700,949	$48.17

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

	Year Ended December 31,
	2002	2001	2000
Expected life (in years)	3.3	3.3	3.4
Risk-free interest rate	2.4%	4.5%	5.8%
Volatility	47.6%	53.3%	48.8%
Dividend yield	0.0%	0.0%	0.0%

Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.

Employee Stock Purchase Plan

Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company’s Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company’s Common stock. Under the 2002/2003 plan, more than 1,600 employees elected to purchase approximately 179,000 shares of the Company’s Common stock at $35.85 per share, or 85% of the market price of the Company’s Common stock on July 31, 2003, if lower. A total of 132,394 shares were purchased at $36.64 per share on July 31, 2002 under the 2001/2002 plan.

Note 10:    Long-term Debt

The Company’s debt obligations were as follows:

	December 31,
(dollars in thousands)	2002	2001
Convertible debentures, net of $65,643 of unamortized original issue discount ($68,801 at December 31, 2001)	$455,113	$451,955
Floating-rate revolving credit advances	—	5,151
Other debt	3,652	3,124
Obligations under capital leases	9,047	9,399

	467,812	469,629
Current maturities	(4,870)	(10,487)

Long-term portion	$462,942	$459,142

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the “Zero-

Coupon Convertible Debentures”) with an aggregate principal amount at maturity of approximately $320,756,000. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company’s common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

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

The net proceeds from the debentures were used to repay amounts outstanding under the Company’s then existing revolving credit agreement and other borrowings and other purposes, including share repurchases and acquisitions.

As of December 31, 2002, the Company was party to a 364-day credit agreement (the “Credit Agreement”) with various banks which provided for an aggregate borrowing capacity of $150,000,000 of floating-rate credit advances, expiring March 5, 2003. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.50%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.10% per annum on the total amount of outstanding borrowings, provided such borrowings exceed $50,000,000. The agreement also contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2002. During March 2003, the Company amended this facility to extend the termination of the facility to July 7, 2003 and to lower the aggregate borrowing capacity under the facility to $100.0 million.

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

Future maturities of the Company’s debt (excluding the Zero-Coupon Convertible Debentures which can be put to the Company during 2004 and capital lease obligations) are $639,000 in 2003 and $3,013,000 in 2004.

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

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:
2003	$4,301	$12,113
2004	2,837	8,300
2005	1,779	7,578
2006	399	7,161
2007	11	5,984
Thereafter	—	53,696

Future minimum lease payments	9,327	94,832
Less: amount representing interest	(280)	—

Lease obligations at December 31, 2002	$9,047	$94,832

Note 11:    Income Taxes

The components of income (loss) before provision for income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
Income (loss) before income taxes:
U.S. operations	$(1,958)	$62,785	$(26,137)
Foreign operations	87,103	79,797	69,910

Income before income taxes	$85,145	$142,582	$43,773

The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
Current:
U.S. federal	$2,559	$6,696	$54,242
U.S. state and local and franchise	1,835	2,432	9,432
Foreign	21,962	14,509	16,375

	26,356	23,637	80,049

Deferred:
U.S. federal	(4,768)	8,541	(61,318)
U.S. state and local	(717)	1,285	(9,221)
Foreign	3,805	10,774	6,603

	(1,680)	20,600	(63,936)

Income tax provision	$24,676	$44,237	$16,113

Items giving rise to deferred income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
Reserves and accruals	$3,463	$3,887	$12,895
Inventory	(4,805)	2,590	5,842
Pension and postretirement benefit income not currently taxable	—	2,828	9,234
U.S. tax deductions less than (in excess of) amounts currently deductible	(3,358)	5,571	(85,635)
Other	3,020	5,724	(6,272)

Deferred income taxes	$(1,680)	$20,600	$(63,936)

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001	2000
U.S. federal statutory rate	35.00%	35.00%	35.00%
Nondeductible goodwill	0.47	2.07	7.32
State and local income taxes	0.20	1.63	(0.03)
Tax exempt income	(3.08)	(3.70)	(1.60)
Foreign statutory rate differential	(6.36)	(3.22)	(11.61)
Change in valuation of prior year tax assets	—	—	(4.34)
Foreign losses (receiving) not receiving a tax benefit	0.81	(1.89)	(1.08)
Translation write-offs not deductible for tax	—	—	7.27
Nondeductible expenses	1.03	0.61	2.40
All other	0.91	0.53	3.48

Total	28.98%	31.03%	36.81%

Total income taxes paid	$25,821	$15,111	$14,724

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in thousands)	2002	2001
Deferred tax liabilities:
Plant and equipment	$(28,901)	$(32,473)
Inventory	(48,236)	(53,041)
Pensions	(37,485)	(28,192)
Other	(38,544)	(30,928)

Total deferred tax liabilities	(153,166)	(144,634)

Deferred tax assets:
Postretirement benefits other than pensions	17,274	18,268
Reserves and accruals	32,658	36,121
Net operating losses and related deferred tax assets	115,386	101,140
Other	1,366	1,366

Total deferred tax assets	166,684	156,895

Valuation allowance	(18,121)	(17,427)

Net deferred tax assets (liabilities)	$(4,603)	$(5,166)

During each of the last three years, certain of the Company’s international operations have incurred losses that have not been tax benefited, while others that had losses in a prior year generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 2000, $1,900,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company’s overall effective tax rate are included in the rate reconciliation captions: “Change in valuation of prior year tax assets” and “Foreign losses (receiving) not receiving a tax benefit”. As a result of all of the foregoing, the valuation allowances established in prior years were increased in 2002 and 2001, respectively, by $694,000 and $1,226,000 and reduced in 2000 by $2,494,000, with a corresponding increase or reduction in the Company’s income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

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

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance—December 31, 1999	54,001,507	(3,433,548)	50,567,959
Stock issued under stock option and other employee benefit plans	10,422	3,433,548	3,443,970

Balance—December 31, 2000	54,011,929	—	54,011,929
Purchase of treasury stock		(611,000)	(611,000)
Stock issued under stock option and other employee benefit plans	554,125	39,680	593,805

Balance—December 31, 2001	54,566,054	(571,320)	53,994,734
Stock issued under stock option and other employee benefit plans	—	516,366	516,366

Balance—December 31, 2002	54,566,054	(54,954)	54,511,100

At December 31, 2002, 10,863,842 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

At December 31, 2002, the Company was party to two forward purchase agreements with a third party financial institution for the purchase of a total of 1,006,500 shares of the Company’s common stock. The key terms of these agreements are as follows:

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

The carrying cost inherent in these contracts is 3-month LIBOR plus 0.70%. The Company could be required to settle these agreements prematurely if the Company’s stock price falls below $16.50 per share and in certain other limited circumstances. In the event the Company chooses not to settle these transactions in cash, the maximum number of shares the Company could be required to deliver to settle each agreement is reflected above. In accordance with the consensus reached by the FASB’s Emerging Issues Task Force in Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, these forward purchase agreements have not been included as a liability in the Company’s December 31, 2002 Consolidated Balance Sheet, but rather are accounted for as permanent equity. As a result, the forward purchase agreements were accounted for at their initial fair value (which was zero). Subsequent changes in the fair value of these contracts are not recognized. The carrying cost inherent in the contracts is being charged to equity as incurred.

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

Retained Earnings

The Company’s retained earnings includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,057,335,000 at December 31, 2002.

Note 13:    Business Segments

The Company’s operations are now organized into three separate business segments—Cameron, CCV and Cooper Compression. Prior to 2002, the Company had four separate segments. In connection with an internal restructuring completed during the second quarter of 2002, the Company combined its Cooper Energy Services and Cooper Turbocompressor divisions into one segment, known as Cooper Compression. The restructuring reflects the common management team of both divisions and the decision to share manufacturing and aftermarket facilities as well as service personnel in order to improve utilization and customer responsiveness. Prior period financial information relating to these two divisions has been combined for consistency with the current period presentation.

Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Based upon the amount of equipment worldwide installed and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of air compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company’s primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies. Cooper Compression’s customers also include manufacturers and companies in the chemical process industry.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

For the years ended December 31, 2002, 2001 and 2000, the Company incurred research and development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $28,020,000, $27,388,000 and $27,276,000, respectively. Cameron accounted for 85%, 76% and 78% of each respective year’s total costs.

Summary financial data by segment follows:

	For the Year Ended December 31, 2002
(dollars in thousands)	Cameron	CCV	Cooper Compression	Corporate & Other	Consolidated
Revenues	$918,677	$273,507	$345,916	$—	$1,538,100
Depreciation and amortization	$46,040	$10,122	$19,216	$2,529	$77,907
Interest income	$—	$—	$—	$(8,542)	$(8,542)
Interest expense	$—	$—	$—	$7,981	$7,981
Income (loss) before taxes	$76,261	$37,290	$(8,477)	$(19,929)	$85,145
Capital expenditures	$39,253	$9,266	$9,689	$23,940	$82,148
Total assets	$1,067,598	$303,506	$300,665	$325,901	$1,997,670

	For the Year Ended December 31, 2001
(dollars in thousands)	Cameron	CCV	Cooper Compression	Corporate & Other	Consolidated
Revenues	$897,551	$292,257	$373,091	$—	$1,562,899
Depreciation and amortization	$48,811	$14,198	$18,458	$1,628	$83,095
Interest income	$—	$—	$—	$(8,640)	$(8,640)
Interest expense	$—	$—	$—	$13,481	$13,481
Income (loss) before taxes	$123,121	$38,275	$2,006	$(20,820)	$142,582
Capital expenditures	$71,056	$6,985	$13,011	$33,952	$125,004
Total assets	$1,038,322	$247,864	$346,390	$242,476	$1,875,052

	For the Year Ended December 31, 2000
(dollars in thousands)	Cameron	CCV	Cooper Compression	Corporate & Other	Consolidated
Revenues	$835,744	$220,772	$327,217	$—	$1,383,733
Depreciation and amortization	$45,711	$11,379	$17,371	$860	$75,321
Interest income	$—	$—	$—	$(2,976)	$(2,976)
Interest expense	$—	$—	$—	$18,038	$18,038
Income (loss) before taxes	$92,301	$23,917	$(41,558)	$(30,887)	$43,773
Capital expenditures	$38,615	$5,981	$21,912	$91	$66,599
Total assets	$884,187	$245,653	$278,461	$85,572	$1,493,873

Geographic revenue and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	2002	2001	2000
Revenues:
United States	$836,264	$932,490	$749,802
United Kingdom	256,213	220,818	203,219
Other foreign countries	445,623	409,591	430,712

Total	$1,538,100	$1,562,899	$1,383,733

Long-lived assets:
United States	$505,069	$529,803	$429,611
United Kingdom	117,752	102,989	112,149
Other foreign countries	158,535	121,220	123,060

Total	$781,356	$754,012	$664,820

For internal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, the Company’s enterprise-wide software upgrade is being reflected as a Corporate asset. Amortization expense on this asset is reflected in each segment’s results.

Note 14:    Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2002, the Company was contingently liable with respect to approximately $78,474,000 of standby letters of credit (“letters”) issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company’s products under contracts with customers throughout the world. The Company was also liable for approximately $13,467,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $2,916,000 at December 31, 2002.

The Company’s other off-balance sheet risks were not material.

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

The Company’s short-term investments (which consisted entirely of available-for-sale securities) comprised the following:

	December 31,
	2002		2001
(amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Auction rate preferred stock	$25,000	$25,000	$—	$—
Bond mutual fund	—	—	92,062	92,062
Equity instruments	290	290	10,009	10,009

	$25,290	$25,290	$102,071	$102,071

The proceeds from sales of available-for-sale securities were $124,395,000, $1,156,000 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively.

The primary portion of the Company’s debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2002 was $2,257,000 higher than the market value. The difference between book value and market value on the Company’s other fixed-rate debt was not material.

Note 15:    Summary of Noncash Investing and Financing Activities

The effect on net assets of noncash investing and financing activities was as follows:

	Year Ended December 31,
(dollars in thousands)	2002	2001
Common stock issued for employee stock ownership plans	$4,944	$4,185
Tax benefit of certain employee stock benefit plan transactions	2,944	7,129
Other	(3)	30

Note 16:    Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in thousands, except per share data)	2002	2001	2000
Net income	$60,469	$98,345	$27,660
Add back interest on debentures, net of tax	5,024	3,032	—

Net income (assuming conversion of convertible debentures)	$65,493	$101,377	$27,660

Average shares outstanding (basic)	54,215	54,170	52,800
Common stock equivalents	862	936	2,213
Incremental shares from assumed conversion of convertible debentures	4,732	2,969	—

Shares utilized in diluted earnings per share calculation	59,809	58,075	55,013

Earnings per share:
Basic	$1.12	$1.82	$0.52
Diluted	$1.10	$1.75	$0.50

Note 17:    Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in thousands)	2002	2001
Accumulated foreign currency translation loss	$(14,640)	$(52,645)
Accumulated adjustments to record minimum pension liabilities	(240)	(331)
Change in fair value of short-term investments	91	(74)

	$(14,789)	$(53,050)

Note 18:    Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2002 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$366,901	$402,583	$383,847	$384,769
Gross margin[1]	106,982	115,907	112,060	100,647
Net income (loss)	19,489	22,667	20,683	(2,370)
Earnings (loss) per share:
Basic	0.36	0.42	0.38	(0.04)
Diluted	0.35	0.40	0.37	(0.04)

	2001 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$334,056	$404,625	$417,218	$407,000
Gross margin[1]	103,106	120,415	128,779	129,521
Net income	14,255	19,807	34,400	29,883
Earnings per share:
Basic	0.26	0.36	0.63	0.55
Diluted	0.26	0.35	0.60	0.53

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

	Year Ended December 31,
(dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Income Statement Data:
Revenues	$1,538,100	$1,562,899	$1,383,733	$1,469,962	$1,890,691

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization) [1]	1,102,504	1,081,078	985,404	1,076,276	1,340,722
Selling and administrative expenses [1]	273,105	251,303	264,173	216,319	251,666
Depreciation and amortization	77,907	83,095	75,321	83,716	72,474
Interest income	(8,542)	(8,640)	(2,976)	(5,099)	(2,620)
Interest expense	7,981	13,481	18,038	27,834	32,721

Total costs and expenses	1,452,955	1,420,317	1,339,960	1,399,046	1,694,963

Income before income taxes	85,145	142,582	43,773	70,916	195,728
Income tax provision	(24,676)	(44,237)	(16,113)	(27,914)	(59,572)

Net income	$60,469	$98,345	$27,660	$43,002	$136,156

Earnings per share:
Basic	$1.12	$1.82	$0.52	$0.81	$2.58
Diluted	$1.10	$1.75	$0.50	$0.78	$2.48

Balance Sheet Data (at the end of period):
Total assets	$1,997,670	$1,875,052	$1,493,873	$1,470,719	$1,823,603
Stockholders’ equity	1,041,303	923,281	842,279	714,078	780,285
Long-term debt	462,942	459,142	188,060	195,860	364,363
Other long-term obligations	118,615	114,858	117,503	138,955	149,113

[1]	Includes plant closing, business realignment and other related costs aggregating $33,319,000, $20,159,000, $77,399,000, $10,585,000 and $21,956,000 for the years ending December 31, 2002, 2001, 2000, 1999 and 1998, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further information relating to these costs incurred during 2002, 2001 and 2000. Information on similar costs in 1999 and 1998 may be found in the Company’s 1999 Annual Report to Stockholders.

STOCKHOLDER INFORMATION

Transfer Agent and Registrar

EquiServe Trust Company, N.A.

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.

Shareholder Services

P.O. Box 43069

Providence, RI 02940-3069

Website: www.equiserve.com

E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary

Cooper Cameron Corporation

1333 West Loop South, Suite 1700

Houston, Texas 77027

Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, May 8, 2003, at the Company’s corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 24, 2003.

Stockholders of Record

The approximate number of record holders of Cooper Cameron Common stock was 1,608 as of February 18, 2003.

Common Stock Prices

Cooper Cameron Common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2002 and 2001 was as follows:

	High	Low	Last
2002
First Quarter	$52.98	$36.40	$51.11
Second Quarter	59.60	47.99	48.42
Third Quarter	50.86	35.94	41.76
Fourth Quarter	53.31	38.56	49.82

	High	Low	Last
2001
First Quarter	$69.28	$52.56	$54.00
Second Quarter	73.00	46.55	55.80
Third Quarter	57.74	28.85	32.80
Fourth Quarter	44.75	31.20	40.36

The following documents are available on the Company’s website at www.coopercameron.com:

•	The Company’s filings with the Securities and Exchange Commission (SEC).

•	The charters of the Committees of the Board.

•	Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.