Form 10-K, Exhibit 13
period 2003-12-31
COOPER CAMERON CORP
filed 2004-03-08
CIK 941548

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

Overview

     The Company’s operations are organized into three business segments — Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. Cameron’s customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services. The Company’s compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and a variety of other industries around the world.

     In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the Company’s future revenues and earnings, cash generated from operations, capital expenditures, and plans for refinancing of certain debt instruments, as well as expectations regarding rig activity, oil and gas demand and pricing and order activity, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers’ spending levels and their related purchases of the Company’s products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company’s judgment of how such changes might affect customers’ spending, which may impact the Company’s financial results. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.

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

     The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred or the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. As the Company has expanded into the deepwater subsea systems market, a larger percentage of the Company’s revenue has been derived from projects in this market. These long lead-time projects accounted for 10.8% of the Company’s total revenues in 2003 as compared to 4.3% in 2002 and 0.6% in 2001. Since these projects are significantly more complex than the Company’s traditional product lines, scheduled delivery or acceptance dates often change. As a result, there can be more volatility in the Company’s revenues than has historically been present.

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

     The Company provides for the estimated cost of product warranties at the time of sale, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company’s current estimates, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company’s warranty accruals.

     The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.

     The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2003, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $287.0 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

     Through December 31, 2001, the Company reviewed the carrying value of intangible assets, including goodwill, at least annually or whenever there were indications that the intangible might be impaired. In assessing the recoverability of these intangible assets and goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine the estimated fair value of the respective assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. Should the Company’s estimate of the fair value of any of its reporting units decline dramatically, an impairment of goodwill might be required.

     The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense (income) included in the Company’s Results of Operations and the Company’s contributions to the pension plans for the years ended December 31, 2003, 2002 and 2001, as well as the unrecognized net loss at December 31, 2003 and 2002.

     The assumptions used in calculating the amounts recognized in the Company’s financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on investment yields available at the measurement date on an index of long-term, AA-rated corporate bonds. The Company’s inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets reflects asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with FAS 87, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions will affect the Company’s pension obligations and future expense.

     A significant reason for the increase in pension expense over the last three years results from the difference between the actual and assumed rates of return on plan assets. During 2001 and 2002, the Company assumed that the expected long-term rate of return on plan assets for these plans would be between 6.0% and 9.25%. In 2001 and 2002, the Company’s actual rate of return on the pension assets of these plans was substantially less than the assumed rates of return. For 2003, the Company lowered the assumed rate of return to between 6.0% and 8.9%, depending on the plan. The plans earned significantly more than the assumed rates of return in 2003.

     The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2004 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2003 for the Company’s pension plans:

	Impact on 2004	Impact on
	Pre-tax Pension	December 31, 2003
(dollars in millions)	Expense	PBO

Change in Assumption:
25 basis point decrease in discount rate	$1.1	$12.2
25 basis point increase in discount rate	(1.1)	(12.3)
25 basis point decrease in expected return on assets	0.9	—
25 basis point increase in expected return on assets	(0.9)	—

Financial Summary

     The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,

	2003	2002	2001

Revenues	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	72.3	71.7	69.2
Selling and administrative expenses	17.7	17.8	16.1
Depreciation and amortization	5.1	5.1	5.3
Interest income	(0.3)	(0.6)	(0.6)
Interest expense	0.5	0.5	0.9

Total costs and expenses	95.3	94.5	90.9

Income before income taxes and cumulative effect of accounting change	4.7	5.5	9.1
Income tax provision	(1.2)	(1.6)	(2.8)

Income before cumulative effect of accounting change	3.5	3.9	6.3
Cumulative effect of accounting change	0.7	—	—

Net income	4.2%	3.9%	6.3%

Results of Operations

2003 Compared to 2002

     The Company had net income of $69.4 million, or $1.25 per share, for the twelve months ended December 31, 2003 compared with $60.5 million, or $1.10 per share in 2002. The results for 2003 and 2002 included pre-tax charges of $14.6 million and $33.3 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges. The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150). See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

Revenues

     Revenues for 2003 totaled $1.634 billion, an increase of 6.3% from 2002 revenues of $1.538 billion. Increased subsea deliveries in Cameron and the incremental revenue associated with the acquisition of a Canadian valve manufacturer in December 2002 more than offset continued weak market conditions in the domestic natural gas compression and transmission markets, which negatively impacted sales in the Cooper Compression division.

     Cameron’s revenues for 2003 totaled $1.019 billion, an increase of 10.9% from 2002 revenues of $918.7 million. Movement in foreign currencies caused a $32.4 million increase in revenues. Revenues in the subsea market increased 26.5%, revenues in the surface markets increased 1.8% and revenues in the drilling market increased 12.4%. The increase in subsea revenues was attributable to deliveries associated with the large subsea orders received during 2002, primarily related to projects located offshore West Africa and eastern Canada. The increase in drilling revenues was primarily attributable to increased deliveries to customers located in the former Soviet Union.

     CCV’s revenues for 2003 totaled $307.1 million, an increase of 12.3% from 2002 revenues of $273.5 million. Revenues increased 61.2% in the distributor product line, revenues in the engineered product line decreased 12.4%, and revenues in the aftermarket product line increased 9.6%. The vast majority of the revenue increase in the distributor product line was attributable to the acquisition of a Canadian valve manufacturer in December 2002. The decrease in revenues in the engineered product line was attributable to the downturn in North American pipeline project activity, which began in 2002. The increase in the aftermarket product line was primarily attributable to new locations that were opened during 2003.

     Cooper Compression’s revenues for 2003 totaled $308.8 million, a decrease of 10.7% from 2002 revenues of $345.9 million. Aftermarket and new unit sales in the gas compression market decreased approximately 21% and 15%, respectively. The decrease in revenues in the gas compression market was attributable primarily to a lack of demand in the U.S. market resulting from, among other things, the financial difficulties that Cooper Compression’s customers experienced throughout the year, consolidation of the Company’s customer base and a lack of significant development projects that would require Cooper Compression’s equipment. In the air compression portion of Cooper Compression’s business, new unit sales increased 27.2%, while aftermarket revenue decreased 12.7%. The increase in new unit sales in the air compression business was attributable primarily to greater demand in the Asian markets. The decrease in aftermarket sales was attributable primarily to a change in mix from engineered units to plant air units, which do not carry the same level of aftermarket business as engineered units.

Cost and Expenses

     Gross margin (exclusive of depreciation and amortization) for 2003 was $452.7 million, an increase of 3.9% from 2002 gross margin of $435.6 million. Gross margin as a percentage of revenue for 2003 was 27.7% as compared to 28.3% for 2002. Included in cost of sales for 2003 was $16.2 million of increased costs in Cameron’s subsea business and $15.9 million of non-cash LIFO income, primarily associated with the liquidation of certain low-cost LIFO inventory layers in Cooper Compression. Included in cost of sales in 2002 was $11.2 million related to an inventory write-down in Cooper Compression associated with facility closures.

     Cameron’s gross margin percentage for 2003 was 25.5% as compared to 28.0% for 2002. The decrease in the gross margin percentage resulted primarily from $16.2 million of increased costs in Cameron’s subsea business related to increased scope changes, cost overruns and estimated liquidated damages that could be assessed by Cameron’s customers (which decreased the overall gross margin by 1.6%), as well as an overall increase in subsea revenues, which typically carry a lower margin percentage as compared to Cameron’s traditional surface products.

     CCV’s gross margin percentage for 2003 was 30.6% as compared to 30.5% for 2002. The increase in the gross margin percentage was attributable to higher margins associated with the sales resulting from the acquisition of a Canadian valve manufacturer in December 2002, partially offset by lower margins in the pipeline ball valve product line due to a shift to international projects, which typically carry lower margins as compared to domestic pipeline projects.

     Cooper Compression’s gross margin percentage for 2003 was 32.2% as compared to 27.5% for 2002. The increase in the gross margin percentage resulted from an $11.5 million increase in the amount of LIFO income associated with the liquidation of certain low-cost inventory layers (which increased the 2003 gross margin percentage by 3.7%) and the absence of an $11.2 million write-down of inventory associated with facility closures that was recorded in 2002 (which decreased the 2002 gross margin percentage by 3.3%). Excluding these two items, the gross margin percentage for 2003 actually declined 2.3% from 2002’s level, due primarily to lower margins in the gas and air compression aftermarket business as a result of a shift in the mix of parts sold and pricing pressures.

     Selling and administrative expenses for 2003 were $288.6 million, an increase of 5.7% from 2002’s $273.1 million. The increase in selling and administrative expenses resulted primarily from (i) the impact of a weaker U.S. dollar against the Canadian dollar and most European currencies, which increased selling and administrative expense by $6.0 million, (ii) the acquisition of a Canadian valve manufacturer in December 2002, which resulted in an additional $3.7 million of selling and administrative costs in 2003, (iii) a $5.0 million increase in postretirement benefit plan costs associated primarily with the amortization of unrecognized losses in prior years, (iv) a $3.9 million increase associated with rent on the Cameron headquarters building and costs associated with new facilities and (v) $1.8 million of increased costs associated with CCV’s aftermarket expansion. These increases were partially offset by a $7.5 million reduction in plant closings, business realignment and other related costs discussed below.

     Included within selling and administrative expenses for 2003 and 2002 were $14.6 million and $22.1 million, respectively, of plant closing, business realignment and other related costs. The $14.6 million recorded in 2003 was comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company’s international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company’s other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility write-downs. The $7.5 million of costs related to the Company’s other divisions was comprised of (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company’s international tax restructuring activities.

     Depreciation and amortization expense for 2003 was $83.6 million, an increase of 7.3% from 2002 depreciation and amortization expense of $77.9 million. The increase in depreciation and amortization expense was attributable to (i) a $2.8 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.4 million increase attributable to depreciation and amortization associated with acquisitions, (iii) the impact of a weaker U.S. dollar against the British pound, Canadian dollar and Euro, which increased depreciation and amortization expense by $1.8 million, (iv) $1.8 million of write-downs associated with assets held for sale, and (v) a $7.7 million increase attributable to amortization associated with the Company’s new enterprise-wide business system, partially offset by the lack of depreciation and amortization related to assets that were retired or became fully depreciated, which decreased depreciation and amortization expense by approximately $9.1 million.

     Interest income for 2003 was $5.2 million as compared to $8.5 million in 2002. The decline in interest income was primarily attributable to lower earnings on the Company’s excess cash balances as the interest rates associated with these investments have declined.

     Interest expense for 2003 was $8.2 million as compared to $8.0 million in 2002. Interest expense for both periods primarily represented interest on the Company’s convertible debentures.

     The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting FAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

     The income tax provision was $20.4 million in 2003 as compared to $24.7 million in 2002. The effective tax rate for 2003 was 26.2% as compared to 29.0% in 2002. The decline in the effective tax rate for 2003 primarily reflects the impact of the Company’s international tax restructuring activities.

Orders and Backlog

     Orders were as follows (in millions):

	Year Ended December 31,
	2003	2002	Increase

Cameron	$1,082.4	$1,081.6	$0.8
CCV	324.0	258.4	65.6
Cooper Compression	340.2	325.0	15.2

	$1,746.6	$1,665.0	$81.6

Orders for 2003 were $1.747 billion, an increase of 4.9% from $1.665 billion in 2002. Cameron’s orders for 2003 were $1.082 billion as compared to $1.082 billion for 2002. Movement in foreign currencies caused a $46.3 million increase in orders. An 11.0% decrease in subsea orders was offset by an 11.3% increase in drilling orders and a 6.0% increase in surface orders. The decrease in subsea orders was due primarily to a reduction in the overall level of project awards in 2003 as compared to 2002. The increase in drilling and surface orders was due primarily to increased activity in Canada and Latin America. CCV’s orders were $324.0 million, an increase of 25.4% from $258.4 million in 2002. Over 90% of this increase is attributable to the distributor product line, in particular, the acquisition of a Canadian valve manufacturer in December 2002. Cooper Compression’s orders were $340.2 million, an increase of 4.7% from $325.0 million in 2002. A 39.7% increase in new unit orders in the gas and air compression businesses was partially offset by a 10.3% decline in aftermarket orders in these businesses. The increase in new unit orders was driven by international sales, particularly Mexico, Asia and Europe. The decrease in aftermarket orders was caused primarily by the financial difficulties domestic customers in the gas compression market have experienced recently.

Backlog was as follows (in millions):

	Year Ended December 31,
	2003	2002	Increase

Cameron	$771.8	$695.8	$76.0
CCV	72.4	56.1	16.3
Cooper Compression	102.4	75.9	26.5

	$946.6	$827.8	$118.8

2002 Compared to 2001

     The Company had net income of $60.5 million, or $1.10 per share, for the twelve months ended December 31, 2002 compared with $98.3 million, or $1.75 per share in 2001. The results for 2002 and 2001 included pre-tax charges of $33.3 million and $20.2 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

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

     Cameron’s revenues for 2002 totaled $918.7 million, an increase of 2.4% from 2001 revenues of $897.6 million. Revenue in the subsea and international surface markets increased 13.7%, which more than offset declines in North American surface and aftermarket revenues of 13.0%. The increase in subsea revenues was attributable to the large increase in subsea orders received during 2001, primarily related to projects located offshore West Africa. North American surface and aftermarket revenues declined primarily as a result of weakness in the rig count in this region.

     CCV’s revenues for 2002 totaled $273.5 million, a decrease of 6.4% from 2001 revenues of $292.3 million. Increased revenues in the Cameron Ball Valve product line of 16.5% were more than offset by declines in the distributor, Orbit and aftermarket product lines, which decreased 17.0%. The increase in the Cameron Ball Valve product line was attributable to the significant pipeline backlog that existed at December 31, 2001. The decline in the distributor product line resulted from weakness in the North American gas market. The decline in the Orbit product line was due to both weakness in the specialty valve market and intense competitive pressures in this market during 2002. Finally, the decline in the aftermarket product line resulted from softness in the pipeline, refining and petrochemical markets during the latter part of 2002.

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

Cost and Expenses

     Gross margin (exclusive of depreciation and amortization) for 2002 was $435.6 million, a decrease of 9.6% from 2001 gross margin of $481.8 million. Gross margin as a percentage of revenue for 2002 was 28.3% as compared to 30.8% for 2001. The gross margin percentage for 2002 was negatively impacted by an $11.2 million inventory write-down in the Cooper Compression division associated with facility closures, which decreased the gross margin percentage by 0.7%.

     Cameron’s gross margin percentage for 2002 was 28.0% as compared to 31.6% for 2001. The decrease in the gross margin percentage resulted from pricing pressures in the North American surface and aftermarket businesses and the increased subsea shipments during 2002, which typically carry a lower margin percentage as compared to the Company’s traditional surface products.

     CCV’s gross margin percentage for 2002 was 30.5% as compared to 31.1% for 2001. The decline in the gross margin percentage was attributable to relatively fixed overhead costs which did not decline proportionally with the decline in revenues (resulting in an approximate 1.1% decrease in the gross margin percentage), partially offset by a reduction in warranty expense in 2002, which increased the gross margin percentage by 0.5%. Warranty expense in 2001 was abnormally high due to a dispute on an international pipeline project.

     Cooper Compression’s gross margin percentage for 2002 was 27.5% as compared to 28.9% for 2001. The decrease in the gross margin percentage resulted from an $11.2 million inventory write-down associated with facility closures (which decreased Cooper Compression’s margin percentage by 3.3%), partially offset by manufacturing efficiencies and a higher percentage of aftermarket revenues, which typically carry higher margins.

     Selling and administrative expenses for 2002 were $273.1 million, an increase of 8.7% from 2001’s $251.3 million. The increase in selling and administrative expenses resulted primarily from $3.5 million of increased investment associated with the Company’s expansion into the subsea markets and $11.4 million of higher postretirement benefit plan costs, associated primarily with lower returns on pension assets.

     Included within selling and administrative expenses for 2002 and 2001 were $22.1 million and $20.2 million, respectively, of plant closing, business realignment and other related costs. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company’s other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of: (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility write-downs. The $7.5 million of costs related to the Company’s other divisions was comprised of: (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company’s international tax restructuring activities. Of the $20.2 million recorded in 2001, $4.5 million related to employee severance and relocation costs, $2.5 million related to contract cancellation costs and $11.6 million related to plant shutdown costs.

     Depreciation and amortization expense for 2002 was $77.9 million, a decrease of 6.2% from 2001’s $83.1 million. The decrease in depreciation and amortization expense was attributable to (i) the lack of goodwill amortization for 2002 due to the implementation of FAS 142 (approximately $10.7 million) and (ii) lack of depreciation and amortization related to assets that were retired or became fully depreciated (approximately $5.2 million), partially offset by (i) an $8.5 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $1.3 million increase attributable to depreciation and amortization associated with acquisitions, and (iii) a $2.0 million increase attributable to accelerated amortization associated with computer systems to be replaced by a new enterprise-wide system.

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

Recent Pronouncements

     In May 2003, the Financial Accounting Standards Board (FASB) issued FAS 150, which became effective for the Company as of the beginning of the third quarter of 2003. FAS 150 affected the Company’s accounting for its two forward purchase agreements covering 1,006,500 shares of the Company’s common stock. Prior to the adoption of FAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of FAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12.2 million. This amount has been reflected as the cumulative effect of an accounting change in the Company’s consolidated results of operations for 2003. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $38.0 million to purchase the shares covered by these agreements. The shares have been reflected as treasury stock in the Company’s consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50.0 million. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $0.2 million, was recognized in the Company’s consolidated results of operations.

     The Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, in 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The adoption of this interpretation did not have any impact on the Company’s consolidated financial statements.

Liquidity and Capital Resources

     The Company’s combined cash and short-term investment balances increased to $314.1 million at December 31, 2003 from $299.1 million at December 31, 2002, due primarily to stronger Canadian and European currency values versus the U.S. dollar. During 2003, the Company’s operating activities generated $101.6 million of cash as compared to $177.8 million in 2002. Cash flow from operations in 2003 was comprised primarily of net income of $69.4 million, adjusted for depreciation and amortization of $83.6 million, and $38.2 million of working capital increases. The most significant increase in working capital was a $59.8 million increase in inventory, primarily to support the Company’s large subsea projects. The increase in subsea inventories was also impacted by delays in the delivery of certain equipment resulting from the manufacturing issues which arose during the fourth quarter of 2003. Accounts payable and accrued liabilities increased $44.6 million, primarily as a result of the timing of progress payments and cash advances associated with subsea projects. Other assets and liabilities increased $26.2 million, primarily as a result of $18.7 million of contributions to the Company’s various pension plans, as well as $7.4 million related to the purchase of several properties near a former manufacturing site in Houston, Texas.

     During 2003, the Company’s investing activities consumed $52.1 million of cash as compared to $25.3 million in 2002. Capital expenditures in 2003 of $64.7 million decreased from expenditures in 2002 of $82.1 million as the Company’s 2002 expenditures included $24.3 million for its enterprise-wide software system. Cash spent on acquisitions totaled $67.8 million for 2002 and was comprised of the acquisitions of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. During 2002, the Company entered into a sale-leaseback transaction for its Cameron headquarters and sold land formerly used by the Cameron division. The Company realized net proceeds from these transactions of $39.5 million.

     During 2003, the Company’s financing activities consumed $47.9 million of cash, as compared to $2.3 million of cash in 2002. During 2003, the Company repurchased 1,251,900 shares of its stock at a total cost of $48.7 million.

     The Company is attempting to dispose of certain specialized fixed assets with a net book value of $2.6 million at December 31, 2003. Based upon an offer received on this equipment, the Company recorded an $0.8 million write-down on this equipment. If the Company is unable to ultimately dispose of these assets at the recorded value at December 31, 2003, additional write-downs will be required.

     During the fourth quarter of 2003, the Company entered into a credit agreement (the “Credit Agreement”) with various banks which provided for an aggregate multi-currency borrowing capacity as well as the ability to issue letters of credit totaling $200.0 million. The Credit Agreement expires December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66.0 million. The Credit Agreement also contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company was in compliance with all loan covenants at year-end. The entire amount of the facility was available for borrowing at December 31, 2003.

     The Company has two series of convertible debentures outstanding. The first series consists of twenty-year zero-coupon convertible debentures with an aggregate principal amount at maturity of approximately $320.8 million. The holders of these debentures have the right to require the Company to repurchase the debentures on May 17, 2004 at an aggregate price of approximately $259.5 million. Accordingly, this obligation has been classified as a current liability as of December 31, 2003 in the Company’s consolidated balance sheet. The holders of the second series of debentures, aggregating $200.0 million, cannot require the Company to repurchase the debentures until May 2006.

     The Company currently believes it will be required to repurchase the first series of convertible debentures during the second quarter of 2004. The Company intends to repurchase these debentures with the proceeds of a new debt issuance. If the Company cannot execute a debt issuance on satisfactory terms, the Company would be forced to fund the repurchase of the debentures with proceeds from the Credit Agreement and available cash balances. Should this occur, the Company’s available liquidity would be negatively impacted.

     In January 2004, the Company reached an agreement to acquire Petreco International, a Houston-headquartered supplier of oil and gas separation products, for approximately $90 million, net of cash acquired and debt assumed. Petreco’s 2003 revenues were approximately $117 million, and income before taxes was approximately $12 million.

     The Company currently expects to fund expenditures for capital requirements (estimated to be approximately $70 million for 2004) and the Petreco acquisition, as well as general liquidity needs, from available cash and short-term investment balances, cash generated from operating activities and amounts available under the Credit Agreement.

     During the third quarter of 2003, the Company terminated two forward purchase agreements with a third-party financial institution covering a total of 1,006,500 shares of the Company’s common stock by paying the third-party financial institution approximately $38.0 million. As a result of the termination, the Company acquired the 1,006,500 shares from the third-party financial institution and recorded the acquired shares as treasury stock. See Note 1 of the Notes to Consolidated Financial Statements.

     The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2003.

(dollars in millions)		Payments Due by Period

		Less Than	1 - 3	4 - 5	After 5
Contractual Obligation	Total	1 Year	Years	Years	Years

Debt	$461.7	$261.5	$0.2	$200.0	$—	(a)
Capital lease obligations	7.5	3.6	3.5	0.4	—	(b)
Operating leases	96.9	13.3	17.7	13.5	52.4

Total contractual cash obligations	$566.1	$278.4	$21.4	$213.9	$52.4

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for redemption of the zero-coupon debentures beginning in 2004 and for redemption of the interest-bearing debentures beginning in 2006.

(b)	Payments shown include interest.

(dollars in millions)	Amount of Commitment Expiration Per Period

Other Commercial Obligations	Total	Less Than	1 - 3	4 - 5	After 5
and Off-Balance Sheet Arrangements	Commitment	1 Year	Years	Years	Years

Committed lines of credit	$200.0	$—	$—	$200.0	$—
Standby letters of credit	137.6	66.2	55.2	0.1	16.1
Bank guarantees and letters of credit	23.8	—	10.0	1.5	12.3
Guarantees of a portion of joint venture debt	1.5	—	1.5	—	—

Total commercial commitments	$362.9	$66.2	$66.7	$201.6	$28.4

     The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2003, the Company had $161.4 million of letters of credit and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Changes in the U.S. rig count have historically impacted the Company’s orders.

     Historically, the Company’s surface and distributor valve businesses in the U.S. market have tracked changes in the U.S. rig count. However, this correlation did not exist in 2003. The average U.S. rig count increased approximately 24% during the year while the Company’s U.S. surface and U.S. distributor valve orders were essentially flat. The Company believes its surface and distributor valve businesses were negatively impacted by the lack of drilling activity in the Gulf of Mexico, fewer completions of onshore high-temperature/high-pressure wells and a lower level of infrastructure development in the U.S. Such activity typically generates higher orders for the Company as compared to onshore shallow well activity.

Execution of deepwater subsea systems projects exposes the Company to new risks.

     The Company continues to expand into the deepwater subsea systems market. This market is significantly different from the Company’s other markets since deepwater subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Deepwater subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for 10.8%, 4.3% and 0.6% of total revenues in 2003, 2002 and 2001, respectively. During the fourth quarter of 2003, the Company experienced numerous shipment delays on its deepwater subsea systems contracts. Accordingly, the Company was unable to recognize revenue in 2003 on the delayed shipments, which had an aggregate sales value of approximately $30 million. The Company expects to recognize this revenue in 2004. Additionally, the Company incurred approximately $10.8 million of incremental costs related to these subsea contracts, which was reflected as cost of sales in the fourth quarter of 2003. The Company also recorded $5.4 million of estimated liquidated damages that could be assessed by Cameron’s customers as a result of the delays experienced during the fourth quarter of 2003. To the extent the Company continues to experience difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2003, the Company had a deepwater subsea backlog of approximately $373.3 million.

Fluctuations in worldwide currency markets can impact the Company’s profitability.

     The Company has established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company’s profitability is eroded when the U.S. dollar weakens against the British pound, the Euro and other currencies. This occurred throughout 2003. The Company estimates that its gross profit, as a percentage of revenue, was negatively impacted by 0.4% during 2003 as a result of the weakening U.S. dollar. To the extent the U.S. dollar continues to weaken, future profitability could be negatively impacted.

Increases in the cost of metals used in the Company’s manufacturing processes could negatively impact the Company’s profitability.

     During the latter part of 2003, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company’s products began to increase significantly. Certain of the Company’s suppliers are beginning to attempt to pass these increases on to the Company. If the Company is not successful in raising its prices on products that are manufactured from these metals, future profitability may be negatively impacted.

Cooper Compression’s aftermarket revenues associated with legacy equipment are declining.

     Approximately 39% of Cooper Compression’s revenues come from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company’s potential market for parts orders is also reduced. In recent years, the Company’s revenues from replacement parts associated with legacy equipment have declined nominally.

Changes in the financial condition of the Company’s customers could impact the Company’s business.

     Erosion of the financial condition of customers could adversely affect the Company’s business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression and CCV divisions, a significant portion of revenues for 2001 through 2003 were derived from several domestic customers in the pipeline and gas compression business that are reported to be experiencing financial and/or other difficulties related to their capitalization. The Company believes that these difficulties have negatively impacted the Company’s business with these customers, particularly in the Cooper Compression division. To the extent these customers’ difficulties continue, worsen, and/or result in further curtailments of their expenditures, the Company’s revenues and earnings will continue to be negatively affected.

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

     Demand for most of the Company’s products and services, and therefore its revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

•	the demand for oil and gas, which is impacted by economic and political conditions and weather;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production from non-OPEC countries;

•	governmental policies regarding exploration and development of oil and gas reserves;

•	the political environments of oil and gas producing regions, including the Middle East;

•	the depletion rates of gas wells in North America; and

•	advances in exploration and development technology.

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

     The Company is in the process of implementing a new enterprise-wide software system. During October 2002, the Company converted the U.S. and Canadian operations of Cameron and CCV to the new system. During 2003, the Company converted Cooper Compression, as well as various foreign subsidiaries, to the new system. The Company’s remaining operations are expected to be converted to the new system during 2004. Any disruption in this implementation could negatively affect the Company’s ability to develop, procure, manufacture and/or deliver products, and could disrupt the Company’s financial reporting system.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company’s defined benefit plans.

     The Company accounts for its defined benefit pension plans in accordance with FAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company’s pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets from 2000 through 2002, the plan assets earned a rate of return substantially less than the assumed long-term rate of return during this period. As a result, expense associated with the Company’s pension plans has increased significantly from the level recognized historically.

     Additionally, FAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $18.7 million to its pension plans during 2003 and $27.1 million in 2002. If the Company’s pension assets perform poorly in the future, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts to the pension plans.

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

     The Company has invested in publicly-traded debt and equity securities from time to time. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies, can affect the market value of the Company’s short-term investments.

Environmental Remediation

     The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party (PRP) with respect to three sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company’s involvement at two of the sites is believed to be at a de minimis level. The third site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas.

     Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

     The Company has estimated its liability for environmental exposures, and the Company’s consolidated financial statements included a liability balance of $9.9 million for these matters at December 31, 2003. Cash expenditures for the Company’s known environmental exposures are expected to be incurred over the next twenty years, depending on the site. For the known exposures, the accrual reflects the Company’s best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company’s cost estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties. These cost estimates are reviewed on an annual basis or more frequently if circumstances occur which indicate a review is warranted. The Company’s estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe that the losses for the known exposures will exceed the current accruals by material amounts, but there can be no assurances to this effect.

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

     In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain limited instances, the Company has historically entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2003, there were no outstanding forward foreign currency exchange contracts.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cooper Cameron Corporation

     We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2003 and 2002 and the related statements of consolidated results of operations, consolidated changes in stockholders’ equity and consolidated cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Houston, Texas
January 27, 2004

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands, except per share data)

	Year Ended December 31,

	2003	2002	2001

Revenues	$1,634,346	$1,538,100	$1,562,899

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	1,181,650	1,102,504	1,081,078
Selling and administrative expenses	288,569	273,105	251,303
Depreciation and amortization	83,565	77,907	83,095
Interest income	(5,198)	(8,542)	(8,640)
Interest expense	8,157	7,981	13,481

Total costs and expenses	1,556,743	1,452,955	1,420,317

Income before income taxes and cumulative effect of accounting change	77,603	85,145	142,582
Income tax provision	(20,362)	(24,676)	(44,237)

Income before cumulative effect of accounting change	57,241	60,469	98,345
Cumulative effect of accounting change	12,209	—	—

Net income	$69,450	$60,469	$98,345

Basic earnings per share:
Before cumulative effect of accounting change	$1.05	$1.12	$1.82
Cumulative effect of accounting change	0.23	—	—

Net income	$1.28	$1.12	$1.82

Diluted earnings per share:
Before cumulative effect of accounting change	$1.04	$1.10	$1.75
Cumulative effect of accounting change	0.21	—	—

Net income	$1.25	$1.10	$1.75

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	December 31,

	2003	2002

Assets
Cash and cash equivalents	$292,116	$273,800
Short-term investments	22,033	25,290
Receivables, net	316,135	304,821
Inventories, net	473,207	387,218
Other	44,210	26,732

Total current assets	1,147,701	1,017,861
Plant and equipment, at cost less accumulated depreciation	471,333	475,914
Goodwill, less accumulated amortization	316,098	301,882
Other assets	205,553	202,013

Total assets	$2,140,685	$1,997,670

Liabilities and stockholders’ equity
Current portion of long-term debt	$265,011	$4,870
Accounts payable and accrued liabilities	397,326	354,377
Accrued income taxes	17,582	15,563

Total current liabilities	679,919	374,810
Long-term debt	204,061	462,942
Postretirement benefits other than pensions	43,446	45,161
Deferred income taxes	46,049	45,641
Other long-term liabilities	30,487	27,813

Total liabilities	1,003,962	956,367

Stockholders’ equity:
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,933,658 shares issued (54,566,054 at December 31, 2002)	549	546
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	957,912	949,188
Retained earnings	177,597	108,147
Accumulated other elements of comprehensive income	55,329	(14,789)
Less: Treasury stock, 1,130,600 shares at December 31, 2003 (54,954 shares at December 31, 2002)	(54,664)	(1,789)

Total stockholders’ equity	1,136,723	1,041,303

Total liabilities and stockholders’ equity	$2,140,685	$1,997,670

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(dollars in thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$69,450	$60,469	$98,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	68,242	67,053	63,073
Amortization	15,323	10,854	20,022
Cumulative effect of account change	(12,209)	—	—
Deferred income taxes and other	(979)	(1,283)	27,446
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	3,212	15,632	(36,511)
Inventories	(59,843)	67,960	(40,277)
Accounts payable and accrued liabilities	44,620	(9,579)	23,342
Other assets and liabilities, net	(26,199)	(33,281)	(30,518)

Net cash provided by operating activities	101,617	177,825	124,922

Cash flows from investing activities:
Capital expenditures	(64,665)	(82,148)	(125,004)
Acquisitions	—	(67,750)	(51,778)
Purchases of short-term investments	(154,523)	(45,862)	(101,088)
Sales of short-term investments	157,910	124,395	1,156
Proceeds from sale of Cameron division headquarters building and other property	—	39,460	—
Other	9,172	6,588	5,106

Net cash used for investing activities	(52,106)	(25,317)	(271,608)

Cash flows from financing activities:
Loan repayments, net	(496)	(7,448)	(179,080)
Debentures issued	—	—	450,000
Debenture issuance costs	—	—	(8,364)
Purchase of treasury stock	(48,652)	—	(25,082)
Activity under stock option plans and other	1,280	5,156	6,316

Net cash provided by (used for) financing activities	(47,868)	(2,292)	243,790

Effect of translation on cash	16,673	11,944	(2,030)

Increase in cash and cash equivalents	18,316	162,160	95,074

Cash and cash equivalents, beginning of year	273,800	111,640	16,566

Cash and cash equivalents, end of year	$292,116	$273,800	$111,640

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands)

				Accumulated
				other
		Capital in	Retained	elements of
	Common	excess of	earnings	comprehensive	Treasury
	stock	par value	(deficit)	income	stock	Total

Balance — December 31, 2000	$540	$929,511	$(50,667)	$(37,105)	$—	$842,279

Net income			98,345			98,345
Foreign currency translation				(15,681)		(15,681)
Minimum pension liability, net of $35 in taxes				57		57
Change in fair value of short-term investments				(321)		(321)

Comprehensive income						82,400

Purchase of treasury stock					(25,082)	(25,082)
Common stock issued under stock option and other employee benefit plans	6	14,828			1,748	16,582
Tax benefit of employee stock benefit plan transactions		7,129				7,129
Costs related to forward stock purchase agreement		(27)				(27)

Balance — December 31, 2001	546	951,441	47,678	(53,050)	(23,334)	923,281

Net income			60,469			60,469
Foreign currency translation				38,005		38,005
Minimum pension liability, net of $56 in taxes				91		91
Change in fair value of short-term investments, net of $56 in taxes				165		165

Comprehensive income						98,730

Common stock issued under stock option and other employee benefit plans		(4,729)			21,545	16,816
Tax benefit of employee stock benefit plan transactions		2,944				2,944
Costs related to forward stock purchase agreement and other		(468)				(468)

Balance — December 31, 2002	546	949,188	108,147	(14,789)	(1,789)	1,041,303

Net income			69,450			69,450
Foreign currency translation				70,908		70,908
Minimum pension liability, net of $433 in taxes				(699)		(699)
Change in fair value of short-term investments, net of $56 in taxes				(91)		(91)

Comprehensive income						139,568

Purchase of treasury stock					(60,694)	(60,694)
Common stock issued under stock option and other employee benefit plans	3	4,447			7,819	12,269
Tax benefit of employee stock benefit plan transactions		4,831				4,831
Costs related to forward stock purchase agreements and other		(554)				(554)

Balance — December 31, 2003	$549	$957,912	$177,597	$55,329	$(54,664)	$1,136,723

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

     Company Operations - Cooper Cameron Corporation (the Company or Cooper Cameron) is engaged primarily in the manufacture of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron also manufactures and services air and gas compressors and turbochargers.

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company’s operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

     Estimates in Financial Statements - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue Recognition - The Company generally recognizes revenue once the following four criteria are met: (i) a written contract or purchase order exists, (ii) delivery of the equipment has occurred or the customer has inspected, tested and accepted the equipment (if required by the contract) or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured.

     Short-term Investments - Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $278,000, $2,547,000 and $283,000 for the years ended December 31, 2003, 2002 and 2001, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.

     Receivables - The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

     Inventories - Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 56% of inventories in 2003 and 64% in 2002 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2003 and 2002, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $15,932,000 and $97,000 in 2003 and 2002, respectively.

     Plant and Equipment - Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings — 10 to 40 years; machinery and equipment — 3 to 18 years; and office furniture and equipment, capitalized software, tooling, dies, patterns and all other — 3 to 10 years.

     Goodwill - Prior to 2002, goodwill arising from purchase acquisitions was being amortized over 40 years from respective acquisition dates, with minor exceptions. The Company considered this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company’s goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), effective January 1, 2002, the Company no longer amortizes goodwill and reviews goodwill at least annually for impairment at the reporting unit level. The Company’s reporting units for FAS 142 purposes are Cameron, CCV, Cooper Energy Services and Cooper Turbocompressor. Cooper Energy Services and Cooper Turbocompressor are combined for segment reporting purposes in the Cooper Compression segment (see Note 13 of the Notes to Consolidated Financial Statements for further discussion of the Company’s business segments).

     The initial evaluation upon adoption, as well as the 2003 and 2002 annual evaluations, indicated that no impairment of goodwill was required.

     Income Taxes - The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

     Environmental Remediation and Compliance - Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

     Product Warranty - Estimated warranty expense is accrued either at the time of sale or, in some cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

     Stock-Based Compensation - At December 31, 2003, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense based on the number of shares that vest in each period.

	Year Ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001

Net income, as reported	$69,450	$60,469	$98,345
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(23,093)	(22,753)	(31,270)

Pro forma net income	$46,357	$37,716	$67,075

Earnings per share:
Basic — as reported	$1.28	$1.12	$1.82
Basic — pro forma	$0.85	$0.70	$1.24

Diluted — as reported	$1.25	$1.10	$1.75
Diluted — pro forma	$0.84	$0.68	$1.21

     Derivative Financial Instruments - The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, net of tax, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The Company had no outstanding derivatives at December 31, 2003 or 2002.

     Cash Equivalents - For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

     Foreign Currency - For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

     For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Non-U.S. dollar monetary assets and liabilities, and the related revenue, expense, gain and loss accounts of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-U.S. dollar non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

     Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $5,716,000, $(1,147,000) and $1,767,000 for the years 2003, 2002 and 2001, respectively.

     Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

     Adoption of New Accounting Standards - In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which became effective for the Company as of the beginning of the third quarter of 2003. FAS 150 affected the Company’s accounting for its two forward purchase agreements covering 1,006,500 shares of the Company’s common stock. Prior to the adoption of FAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of FAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12,209,000. This amount has been reflected as the cumulative effect of an accounting change in the Company’s consolidated results of operations. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $37,992,000 to purchase the shares covered by these agreements. These shares have been reflected as treasury stock in the Company’s consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50,034,000. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $167,000, was recognized in the Company’s consolidated results of operations.

     The Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, in 2003. The interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. This interpretation did not have any impact on the Company’s consolidated financial statements.

Note 2: Plant Closing, Business Realignment and Other Related Costs

     Plant closing, business realignment and other related costs by segment for the last three years were as follows:

	Year Ended December 31,

(dollars in thousands)	2003	2002	2001

Amounts included in costs of sales:
Cooper Compression	$—	$11,214	$—

Amounts included in selling and administrative expenses:
Cameron	5,784	6,275	—
CCV	—	—	—
Cooper Compression	3,137	14,637	20,159
Corporate	5,652	1,193	—

	14,573	22,105	20,159

Total costs	$14,573	$33,319	$20,159

     During 2003, the Company’s selling and administrative expenses included plant closing, business realignment and other related costs totaling $14,573,000. This amount was comprised of (i) $6,181,000 for employee severance at Cameron and at Cooper Compression, (ii) $1,240,000 of other plant closure costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4,646,000 related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1,006,000 related to the Company’s international tax restructuring activities, which were begun in 2002, and (v) $1,500,000 related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

     During 2002, the Company recorded $33,319,000 of costs related to plant closing, business realignment and other related activities. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of: (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company’s other divisions consisted of: (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company’s international tax restructuring activities.

     During 2001, Cooper Compression recorded $20,159,000 of costs related to the consolidation of the manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines in its gas compression business. The costs during 2001 consisted primarily of: (i) $4,516,000 of employee severance and various relocation costs, (ii) $2,544,000 of contract cancellation costs, and (iii) $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior engine business during the shutdown period.

     The number of employees terminated as a result of the above actions was approximately 266, 210 and 190 in 2003, 2002 and 2001, respectively.

     A summary of the impact on various liability accounts associated with the aforementioned costs incurred during the year ended December 31, 2003 follows:

	Balance at
	Beginning		Cash	Balance at
(dollars in thousands)	of Year	Additions	Disbursements	End of Year

Severance	$2,125	$6,181	$(6,984)	$1,322
Facility closure	8,194	1,240	(4,561)	4,873
Retained liabilities from sale of Rotating business	3,313	—	(1,534)	1,779
International tax restructuring	500	1,006	(1,506)	—
Environmental	5,000	—	(620)	4,380
Costs associated with an unsuccessful acquisition	—	4,646	(4,165)	481
Litigation settlement	—	1,500	(1,500)	—

Total	$19,132	$14,573	$(20,870)	$12,835

Note 3: Acquisitions

     During 2002, the Company’s acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in goodwill of approximately $29,317,000, the majority of which resides in the CCV segment.

     During 2001, the Company’s acquisitions consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. Cash and debt consideration for these acquisitions totaled $55,350,000 and resulted in goodwill of approximately $27,193,000.

Note 4: Receivables

     Receivables consisted of the following:

	December 31,

(dollars in thousands)	2003	2002

Trade receivables	$304,761	$297,571
Other receivables	13,197	9,420
Allowance for doubtful accounts	(1,823)	(2,170)

	$316,135	$304,821

Note 5: Inventories

     Inventories consisted of the following:

	December 31,

(dollars in thousands)	2003	2002

Raw materials	$38,766	$37,078
Work-in-process	142,328	99,417
Finished goods, including parts and subassemblies	360,154	329,151
Other	2,183	1,818

	543,431	467,464
Excess of current standard costs over LIFO costs	(32,907)	(44,891)
Allowance for obsolete and excess inventory	(37,317)	(35,355)

	$473,207	$387,218

Note 6: Plant and Equipment, Goodwill and Other Assets

     Plant and equipment consisted of the following:

	December 31,

(dollars in thousands)	2003	2002

Land and land improvements	$39,137	$38,140
Buildings	203,072	185,267
Machinery and equipment	531,121	493,876
Tooling, dies, patterns, etc.	51,141	48,119
Office furniture & equipment	96,603	91,991
Capitalized software	114,332	110,538
Assets under capital leases	21,786	21,940
All other	13,116	13,316
Construction in progress	27,925	27,799

	1,098,233	1,030,986
Accumulated depreciation	(626,900)	(555,072)

	$471,333	$475,914

     During the fourth quarter of 2002, the Company entered into a sale-leaseback transaction involving the Cameron division headquarters building. The sale of the building resulted in net proceeds to the Company of approximately $31,000,000. The building is being leased back from the purchaser over a 22-year period (with options for renewals totaling an additional 15 years) at an initial rate of approximately $2,400,000 per year. This transaction was accounted for as a sale and subsequent operating lease, resulting in the removal of the building from the Company’s plant and equipment balances and a deferral of the related $0.6 million gain, which is being amortized over the initial 22-year term of the lease.

     Goodwill consisted of the following:

	December 31, 2003			December 31, 2002

		Accumulated	Net Book		Accumulated	Net book
(dollars in thousands)	Gross	Amortization	Value	Gross	Amortization	Value

Cameron	$277,119	$(131,212)	$145,907	$257,657	$(121,036)	$136,621
CCV	148,134	(40,165)	107,969	142,453	(39,414)	103,039
Cooper Compression	103,186	(40,964)	62,222	103,186	(40,964)	62,222

	$528,439	$(212,341)	$316,098	$503,296	$(201,414)	$301,882

     Changes to goodwill balances are largely related to changes in foreign currency exchange rates applied to goodwill denominated in currencies other than the U.S. dollar.

     Other assets consisted of the following:

	December 31,

(dollars in thousands)	2003	2002

Long-term prepaid benefit costs of defined benefit pension plans	$121,515	$107,151
Deferred income taxes	52,086	67,517
Intangible assets related to pension plans	116	175
Other intangibles:
Gross	12,492	11,004
Accumulated amortization	(8,978)	(7,619)
Other	28,322	23,785

	$205,553	$202,013

     In June 2001, the FASB issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. Following are the pro forma amounts that would have been reported had FAS 142 been effective as of January 1, 2001:

	Year Ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001

Reported net income	$69,450	$60,469	$98,345
Add back goodwill amortization	—	—	10,719

Pro forma net income	$69,450	$60,469	$109,064

Basic earnings per share:
Reported earnings per share	$1.28	$1.12	$1.82
Add back goodwill amortization	—	—	0.19

Pro forma earnings per share	$1.28	$1.12	$2.01

Diluted earnings per share:
Reported earnings per share	$1.25	$1.10	$1.75
Add back goodwill amortization	—	—	0.18

Pro forma earnings per share	$1.25	$1.10	$1.93

     Amortization associated with the Company’s capitalized software and other amortizable intangibles (primarily patents, trademarks and other) recorded as of December 31, 2003 is expected to approximate $11,302,000, $5,879,000, $5,315,000, $5,098,000 and $4,649,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Note 7: Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities consisted of the following:

	December 31,

(dollars in thousands)	2003	2002

Trade accounts and accruals	$275,248	$206,002
Salaries, wages and related fringe benefits	62,976	59,059
Payroll and other taxes	20,419	20,170
Product warranty	5,333	5,912
Deferred income taxes	12,074	32,904
Accruals for plant closing, business realignment and other related costs	3,981	11,705
Other	17,295	18,625

	$397,326	$354,377

     Activity during the year associated with the Company’s warranty accruals was as follows (dollars in thousands):

	Warranty	Charges
Balance	Provisions During	Against	Translation	Balance
December 31, 2002	the Year	Accrual	and Other	December 31, 2003

$5,912	7,591	(8,474)	304	$5,333

Note 8: Employee Benefit Plans

     Total net benefit expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

				Postretirement
	Pension Benefits			Benefits

(dollars in thousands)	2003	2002	2001	2003	2002	2001

Service cost	$6,597	$6,359	$5,971	$11	$13	$48
Interest cost	19,842	20,021	18,721	3,118	2,936	3,090
Expected return on plan assets	(23,440)	(25,572)	(29,543)	—	—	—
Amortization of prior service cost	(467)	(346)	(351)	(80)	(137)	(136)
Amortization of losses (gains) and other	7,838	4,322	(5,466)	—	(500)	(200)

Net periodic benefit expense (income)	10,370	4,784	(10,668)	3,049	2,312	2,802
Curtailment gain	—	—	(577)	—	—	—
Termination benefit expense	—	—	839	—	—	—

Total net benefit expense (income)	$10,370	$4,784	$(10,406)	$3,049	$2,312	$2,802

Net benefit expense (income):
U.S. plans	$5,957	$2,388	$(7,500)	$3,049	$2,312	$2,802
Foreign plans	4,413	2,396	(2,906)	—	—	—

	$10,370	$4,784	$(10,406)	$3,049	$2,312	$2,802

     The change in the benefit obligations associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2003	2002	2003	2002

Benefit obligation at beginning of year	$306,309	$299,997	$47,472	$41,680
Service cost	6,597	6,359	11	13
Interest cost	19,842	20,021	3,118	2,936
Plan participants’ contributions	817	751	—	—
Amendments	(2,131)	31	(3,825)	—
Actuarial losses (gains)	30,735	(14,970)	611	7,754
Exchange rate changes	17,631	14,018	—	—
Benefits paid directly or from plan assets	(20,279)	(19,898)	(4,763)	(4,911)

Benefit obligation at end of year	$359,521	$306,309	$42,624	$47,472

Benefit obligations at end of year:
U.S. plans	$186,728	$169,139	$42,624	$47,472
Foreign plans	172,793	137,170	—	—

	$359,521	$306,309	$42,624	$47,472

     The total accumulated benefit obligation for the Company’s defined benefit pension plans was $338,198,000 and $287,534,000 at December 31, 2003 and 2002, respectively.

     The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following::

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2003	2002	2003	2002

Fair value of plan assets at beginning of year	$286,150	$295,074	$—	$—
Actual return on plan assets	38,735	(32,687)	—	—
Actuarial gains	1,927	2,969	—	—
Company contributions	18,678	27,124	4,763	4,911
Plan participants’ contributions	817	751	—	—
Exchange rate changes	15,697	12,617	—	—
Benefits paid from plan assets	(19,708)	(19,698)	(4,763)	(4,911)

Fair value of plan assets at end of year	$342,296	$286,150	$—	$—

Fair value of plan assets at end of year:
U.S. plans	$186,288	$163,666	$—	$—
Foreign plans	156,008	122,484	—	—

	$342,296	$286,150	$—	$—

     Asset investment allocations for the Company’s main defined benefit pension and postretirement benefit plans in the United States and the United Kingdom, which account for over 98% of total plan assets, are as follows:

			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

U.S. plan:
Equity securities	58%	52%	—	—
Fixed income debt securities and cash	42%	48%	—	—

U.K. plan:
Equity securities	50%	57%	—	—
Fixed income debt securities and cash	50%	43%	—	—

     In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2003 and 2002, the investment strategy has been designed to approximate the performance of market indexes.

     During 2003, the Company made contributions totaling $18,678,000 to the assets of its various defined benefit plans. Such contributions for 2004 are currently expected to approximate $10,000,000, assuming no change in the current discount rate or expected investment earnings.

     The net assets (liabilities) associated with the Company’s defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2003	2002	2003	2002

Plan assets less than benefit obligations at end of year	$(17,225)	$(20,159)	$(42,624)	$(47,472)
Unrecognized net loss	137,503	124,734	3,089	2,477
Unrecognized prior service cost	(4,039)	(2,380)	(3,911)	(166)
Unrecognized net transition obligation	—	50	—	—

Prepaid (accrued) pension cost	116,239	102,245	(43,446)	(45,161)

Underfunded plan adjustments recognized:
Accrued minimum liability	(1,637)	(563)	—	—
Intangible asset	116	175	—	—
Accumulated other comprehensive income, net of tax	939	240	—	—

Net assets (liabilities) recognized on balance sheet at end of year	$115,657	$102,097	$(43,446)	$(45,161)

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2003	2002	2003	2002

Balance sheet classification at end of year:
Assets recognized:
U.S. plans	$66,478	$62,011	$—	$—
Foreign plans	55,153	45,315	—	—
Liabilities recognized:
U.S. plans	(3,707)	(3,374)	(43,446)	(45,161)
Foreign plans	(3,206)	(2,095)	—	—
Accumulated other comprehensive income, net of tax:
U.S. plans	272	68	—	—
Foreign plans	667	172	—	—

	$115,657	$102,097	$(43,446)	$(45,161)

     The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

Assumptions related to net benefit costs:
Domestic plans:
Discount rate	7.0%	7.25%	6.75%	7.25%
Expected return on plan assets	8.9%	9.25%
Rate of compensation increase	4.5%	4.5%
Health care cost trend rate			12.0%	7.0%
Measurement date	1/1/2003	1/1/2002	10/1/2002	10/1/2001

International plans:
Discount rate	6.0%	6.0 - 6.25%
Expected return on plan assets	6.0 - 8.0%	6.0 - 8.5%
Rate of compensation increase	2.75 - 4.0%	3.5 - 4.5%
Measurement date	12/31/2002	12/31/2001

Assumptions related to end of period benefit obligations:
Domestic plans:
Discount rate	6.25%	7.0%	6.25%	6.75%
Rate of compensation increase	4.5%	4.5%
Health care cost trend rate			11.0%	12.0%
Measurement date	12/31/2003	12/31/2002	10/1/2003	10/1/2002

International plans:
Discount rate	5.5 - 5.75%	6.0%
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%
Measurement date	12/31/2003	12/31/2002

     The discount rates used for valuation calculations were lowered in 2003 to reflect the decrease in long-term interest rates. Additionally, the expected long-term rates of return on assets used to compute expense for the year ended December 31, 2003 were lowered from rates used in 2002 to reflect future investment returns and anticipated asset allocations and investment strategies.

     The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.

     The health care cost trend rate is assumed to decrease gradually from 11.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-	One-percentage-
(dollars in thousands)	point Increase	point Decrease

Effect on total of service and interest cost components in 2003	$219	$(193)
Effect on postretirement benefit obligation as of December 31, 2003	$2,956	$(2,595)

     Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit		Accumulated Benefit
	Obligation in Excess		Obligation in Excess
	of Plan Assets		of Plan Assets

(dollars in thousands)	2003	2002	2003	2002

Fair value of applicable plan assets	$156,464	$286,150	$4,493	$3,512
Projected benefit obligation of applicable plans	$(177,012)	$(306,309)
Accumulated benefit obligation of applicable plans			$(11,369)	$(8,903)

     The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering the majority of salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen with respect to new entrants effective June 14, 1996, and the Retirement Plan was frozen with respect to new entrants effective May 1, 2003. Additionally, with respect to the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.

     In addition, the Company’s domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched with shares of the Company’s Common stock. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company’s expense under this plan for the years ended December 31, 2003, 2002 and 2001 amounted to $8,050,000, $8,192,000 and $7,581,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2003, 2002, and 2001 amounted to $12,810,000, $10,723,000 and $8,642,000, respectively.

     Certain of the Company’s employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits.

     All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

     Effective January 1, 2004, various postretirement benefit plans were consolidated to standardize the provisions across all plans and update the plan design to control rising costs.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted by the U.S. government on December 8, 2003. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As provided by Financial Staff Position No. FAS 106-1, issued by the Financial Accounting Standards Board, the Company has elected to defer recognizing the effects of the Act in the accounting for the accumulated postretirement benefit obligations and net postretirement benefit costs of its retiree health care benefit plans until authoritative guidance on the accounting for the federal subsidy is issued or until certain other events occur, if required, for the Company to benefit from the new legislation. Such guidance or events could change previously reported information.

Note 9: Stock Options and Employee Stock Purchase Plan

     The Company maintains two equity compensation plans which require the approval of security holders with regard to shares available for grant — the Long-term Incentive Plan, as Amended and Restated as of November 2002 (the Long-term Incentive Plan) and the Second Amended and Restated 1995 Stock Option Plan for Non-employee Directors (the Non-employee Director Stock Option Plan). An additional plan, the Broad Based 2000 Incentive Plan (the Broad Based Incentive Plan) did not require shareholder approval of the number of shares available for grant at the time the plan was initially established. However, under new corporate governance rules recently implemented by the New York Stock Exchange and approved by the Securities and Exchange Commission, all stock compensation plans now require shareholder approval for future increases in options available for grant and for material plan amendments.

     The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares
	Broad Based	Long-term	Non-employee	Weighted
	Incentive	Incentive	Director	Average
	Plan	Plan	Plan	Exercise Prices

Stock options outstanding at December 31, 2000	797,200	4,670,932	324,774	$46.96

Options granted	1,180,900	929,490	67,740	$36.57
Options expired and forfeited	(46,032)	(120,230)	(10,290)	$48.13
Options exercised	—	(555,385)	(45,000)	$32.01

Stock options outstanding at December 31, 2001	1,932,068	4,924,807	337,224	$45.03

Options granted	1,012,800	614,802	42,000	$47.20
Options expired and forfeited	(98,662)	(124,903)	(10,808)	$51.74
Options exercised	(44,987)	(311,841)	(54,946)	$32.34

Stock options outstanding at December 31, 2002	2,801,219	5,102,865	313,470	$45.92

Options granted	274,046	1,397,736	36,000	$44.26
Options expired and forfeited	(164,725)	(302,156)	(65,516)	$53.23
Options exercised	(97,888)	(600,037)	(6,000)	$31.35

Stock options outstanding at December 31, 2003	2,812,652	5,598,408	277,954	$46.32

Weighted-average exercise price of options outstanding at December 31, 2003	$44.14	$46.97	$55.49	$46.32

     Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable

		Weighted-
	Number	Average Years	Weighted-	Number	Weighted-
Range of	Outstanding as	Remaining on	Average	Exercisable as	Average
Exercise Prices	of 12/31/2003	Contractual Life	Exercise Price	of 12/31/2003	Exercise Price

$24.19 - $34.34	1,756,015	6.45	$31.96	1,306,827	$31.61
$34.69 - $42.93	2,368,652	7.94	$42.45	1,064,071	$41.97
$43.66 - $48.41	1,850,295	8.51	$46.92	714,875	$46.94
$48.57 - $60.25	1,948,568	5.38	$54.15	1,820,671	$54.38
$60.69 - $79.94	765,484	3.57	$69.89	763,151	$69.90

$24.19 - $79.94	8,689,014	6.80	$46.32	5,669,595	$47.95

     Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 to receive options in lieu of salary for the salary period ending December 31, 2002. The options granted under the Options in Lieu of Salary Program became exercisable at the end of the salary period and will expire five years after the beginning of the salary period. The Options in Lieu of Salary Program was discontinued effective January 1, 2003.

     Under the Company’s Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, prior to January 1, 2003, directors were permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. During 2001, all directors received their full retainer for the service year 2002 in stock options. These retainer options, totaling 25,740 shares, became exercisable one year following the beginning of the retainer period and will expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company’s stock at the date of grant.

     As of December 31, 2003, shares reserved for future grants under the Broad Based Incentive, Long-term Incentive and Non-employee Director Stock Option Plans were 50,619, 1,962,529 and 336,012, respectively.

     Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2003, 2002 and 2001 would have been $14.67, $17.09 and $15.42, respectively. The weighted-

average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2003, 2002 and 2001 would have been $15.45, $14.52 and $18.82, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,

	2003	2002	2001

Expected life (in years)	3.4	3.3	3.3
Risk-free interest rate	2.6%	2.4%	4.5%
Volatility	41.8%	47.6%	53.3%
Dividend yield	0.0%	0.0%	0.0%

     Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.

Employee Stock Purchase Plan

     Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company’s Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company’s Common stock. Under the 2003/2004 plan, more than 1,700 employees elected to purchase approximately 173,000 shares of the Company’s Common stock at $40.71 per share, or 85% of the market price of the Company’s Common stock on July 31, 2004, if lower. A total of 162,440 shares were purchased at $35.85 per share on July 31, 2003 under the 2002/2003 plan.

Note 10: Long-term Debt

     The Company’s debt obligations were as follows:

	December 31,

(dollars in thousands)	2003	2002

Convertible debentures, net of $62,446 of unamortized original issue discount ($65,643 at December 31, 2002)	$458,310	$455,113
Other debt	3,399	3,652
Obligations under capital leases	7,363	9,047

	469,072	467,812
Current maturities	(265,011)	(4,870)

Long-term portion	$204,061	$462,942

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

     The net proceeds from the debentures were used to repay amounts outstanding under the Company’s then-existing revolving credit agreement and other borrowings and for other purposes, including share repurchases and acquisitions.

     As of December 31, 2003, the Company was party to a credit agreement (the “Credit Agreement”) with various banks, which provides for a multi-currency borrowing capacity, plus the ability to issue letters of credit, totaling $200,000,000, expiring December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility, plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66,000,000. The Credit

Agreement also contains certain covenants including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2003.

     In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries. Certain of these facilities also include annual facility fees.

     Other debt, which mainly consists of acquisition-related notes, has a weighted-average interest rate of 4.13% at December 31, 2003 (3.87% at December 31, 2002).

     Future maturities of the Company’s debt (excluding capital leases) are $261,475,000 in 2004, $234,000 in 2005 and $200,000,000 in 2006. Maturities in 2004 include $258,310,000 related to the Company’s Zero-Coupon Convertible Debentures, which the holders have the right to require the Company to repurchase on May 17, 2004, for approximately $259,524,000 at that time, and maturities in 2006 include $200,000,000 related to the 1.75% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 18, 2006.

     Interest paid during the years ended December 31, 2003, 2002 and 2001 approximated $4,143,000, $4,901,000 and $12,889,000, respectively. Capitalized interest during these same periods totaled $0, $371,000 and $1,847,000, respectively.

     The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

	Capital	Operating
(dollars in thousands)	Lease Payments	Lease Payments

Year ended December 31:
2004	$3,582	$13,274
2005	2,383	9,512
2006	1,134	8,199
2007	423	7,800
2008	19	5,666
Thereafter	—	52,457

Future minimum lease payments	7,541	96,908
Less: amount representing interest	(178)	—

Lease obligations at December 31, 2003	$7,363	$96,908

Note 11: Income Taxes

     The components of income (loss) before income taxes were as follows:

	Year Ended December 31,

(dollars in thousands)	2003	2002	2001

Income (loss) before income taxes:
U.S. operations	$21,590	$(1,958)	$62,785
Foreign operations	56,013	87,103	79,797

Income before income taxes	$77,603	$85,145	$142,582

     The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,

(dollars in thousands)	2003	2002	2001

Current:
U.S. federal	$4,574	$2,559	$6,696
U.S. state, local and franchise	1,032	1,835	2,432
Foreign	20,288	21,962	14,509

	25,894	26,356	23,637

Deferred:
U.S. federal	(293)	(4,768)	8,541
U.S. state and local	(44)	(717)	1,285
Foreign	(5,195)	3,805	10,774

	(5,532)	(1,680)	20,600

Income tax provision	$20,362	$24,676	$44,237

     The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,

(dollars in thousands)	2003	2002	2001

U.S. federal statutory rate	35.00%	35.00%	35.00%
Nondeductible goodwill	—	0.47	2.07
State and local income taxes	1.26	0.20	1.63
Tax exempt income	(5.76)	(3.08)	(3.70)
Foreign statutory rate differential	(14.84)	(6.36)	(3.22)
Change in valuation allowance on deferred tax assets	7.08	0.81	(1.89)
Nondeductible expenses	2.30	1.03	0.61
All other	1.20	0.91	0.53

Total	26.24%	28.98%	31.03%

Total income taxes paid	$16,132	$25,821	$15,111

     Components of deferred tax assets (liabilities) were as follows:

	December 31,

(dollars in thousands)	2003	2002

Deferred tax liabilities:
Plant and equipment	$(37,523)	$(28,901)
Inventory	(46,195)	(48,236)
Pensions	(36,687)	(37,485)
Other	(37,135)	(38,544)

Total deferred tax liabilities	(157,540)	(153,166)

Deferred tax assets:
Postretirement benefits other than pensions	16,618	17,274
Reserves and accruals	27,342	32,658
Net operating losses and related deferred tax assets	137,978	115,386
Other	536	1,366

Total deferred tax assets	182,474	166,684

Valuation allowance	(23,613)	(18,121)

Net deferred tax assets (liabilities)	$1,321	$(4,603)

     During the last three years, certain of the Company’s international operations have incurred losses that have not been tax benefited, while others utilized part of the unrecorded benefit of prior year losses. As a result of the foregoing, the valuation allowances established in prior years were increased in 2003, 2002, and 2001, respectively, by $5,492,000, $694,000, and $1,226,000 with a corresponding increase in the Company’s income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

     At December 31, 2003, the Company had U.S. net operating loss carryforwards of approximately $287,000,000 that will expire in 2020 — 2023 if not utilized. At December 31, 2003, the Company had net operating loss carryforwards of approximately $34,000,000 and $15,000,000 in Brazil and Germany, respectively, that had no expiration periods. The Company had a valuation allowance of $23,613,000 as of December 31, 2003 against the net operating loss and other carryforwards. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

     The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $4,831,000, $2,944,000, and $7,129,000 in 2003, 2002, and 2001, respectively.

     The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, to essentially be permanently reinvested. An estimate of these amounts considered permanently reinvested is $330,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

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

     Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common	Treasury	Shares
	Stock	Stock	Outstanding

Balance — December 31, 2000	54,011,929	—	54,011,929
Purchase of treasury stock	—	(611,000)	(611,000)
Stock issued under stock option and other employee benefit plans	554,125	39,680	593,805

Balance — December 31, 2001	54,566,054	(571,320)	53,994,734
Stock issued under stock option and other employee benefit plans	—	516,366	516,366

Balance — December 31, 2002	54,566,054	(54,954)	54,511,100
Purchase of treasury stock	—	(1,251,900)	(1,251,900)
Stock issued under stock option and other employee benefit plans	367,604	176,254	543,858

Balance — December 31, 2003	54,933,658	(1,130,600)	53,803,058

     At December 31, 2003, 12,260,034 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2003, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

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

Retained Earnings

     The Company’s retained earnings includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,135,509,000 at December 31, 2003.

Note 13: Business Segments

     The Company’s operations are organized into three separate business segments — Cameron, CCV and Cooper Compression.

     Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

     The Company’s primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, engineering and construction companies, drilling contractors, pipeline operators, refiners and other industrial and petrochemical processing companies. Cooper Compression’s customers also include manufacturers and companies in the air separation, power production and chemical process industries.

     The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

     For the years ended December 31, 2003, 2002 and 2001, the Company incurred research and development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $28,703,000, $28,020,000 and $27,388,000, respectively. Cameron accounted for 85%, 85% and 76% of each respective year’s total costs.

     Summary financial data by segment follows:

	For the Year Ended December 31, 2003

			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$1,018,517	$307,054	$308,775	$—	$1,634,346
Depreciation and amortization	$51,211	$12,724	$17,210	$2,420	$83,565
Interest income	$—	$—	$—	$(5,198)	$(5,198)
Interest expense	$—	$—	$—	$8,157	$8,157
Income (loss) before income taxes and cumulative effect of accounting change	$63,364	$33,694	$10,268	$(29,723)	$77,603
Capital expenditures	$40,153	$9,664	$7,152	$7,696	$64,665
Total assets	$1,233,172	$320,982	$298,020	$288,511	$2,140,685

	For the Year Ended December 31, 2002

			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$918,677	$273,507	$345,916	$—	$1,538,100
Depreciation and amortization	$46,040	$10,122	$19,216	$2,529	$77,907
Interest income	$—	$—	$—	$(8,542)	$(8,542)
Interest expense	$—	$—	$—	$7,981	$7,981
Income (loss) before income taxes and cumulative effect of accounting change	$76,261	$37,290	$(8,477)	$(19,929)	$85,145
Capital expenditures	$39,253	$9,266	$9,689	$23,940	$82,148
Total assets	$1,067,598	$303,506	$300,665	$325,901	$1,997,670

	For the Year Ended December 31, 2001

			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$897,551	$292,257	$373,091	$—	$1,562,899
Depreciation and amortization	$48,811	$14,198	$18,458	$1,628	$83,095
Interest income	$—	$—	$—	$(8,640)	$(8,640)
Interest expense	$—	$—	$—	$13,481	$13,481
Income (loss) before income taxes and cumulative effect of accounting change	$123,121	$38,275	$2,006	$(20,820)	$142,582
Capital expenditures	$71,056	$6,985	$13,011	$33,952	$125,004
Total assets	$1,038,322	$247,864	$346,390	$242,476	$1,875,052

     Geographic revenue by shipping location and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	2003	2002	2001

Revenues:
United States	$833,935	$836,264	$932,490
United Kingdom	288,693	256,213	220,818
Other foreign countries	511,718	445,623	409,591

Total	$1,634,346	$1,538,100	$1,562,899

Long-lived assets:
United States	$468,717	$505,069	$529,803
United Kingdom	126,758	117,752	102,989
Other foreign countries	195,586	158,535	121,220

Total	$791,061	$781,356	$754,012

     For internal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, spending for the Company’s enterprise-wide software upgrade has been reflected as a Corporate capital expenditure since 2001. In connection with the initial implementation of this system in 2002, amortization expense, as well as the associated asset, is being reflected in each segment’s information above for 2003 and 2002.

Note 14: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

     At December 31, 2003, the Company was contingently liable with respect to approximately $137,604,000 of standby letters of credit (“letters”) issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company’s products under contracts with customers throughout the world. The Company was also liable for approximately $23,794,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While many of the letters of credit expire within the next one to three years, the Company would expect to continue to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $1,494,000 at December 31, 2003. Approximately $20,504,000 of the Company’s cash at December 31, 2003 was restricted for use in support of a portion of the standby letters of credit above and to satisfy certain other third-party obligations.

     The Company’s other off-balance sheet risks were not material.

Concentrations of Credit Risk

     Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2003.

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

     The Company’s short-term investments (which consisted entirely of available-for-sale securities) comprised the following:

	December 31,

(dollars in thousands)	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Auction rate preferred stock	$22,033	$22,033	$25,000	$25,000
Equity instruments	—	—	290	290

	$22,033	$22,033	$25,290	$25,290

     The primary portion of the Company’s debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2003 was $4,226,000 higher than the market value. The difference between book value and market value on the Company’s other fixed-rate debt was not material. Additional information on the Company’s debt may be found in Note 10 of the Notes to Consolidated Financial Statements.

Note 15: Summary of Noncash Investing and Financing Activities

     The effect on net assets of noncash investing and financing activities was as follows:

	Year Ended December 31,

(dollars in thousands)	2003		2002

Common stock issued for employee stock ownership plans	$5,831	$	4,944
Tax benefit of certain employee stock benefit plan transactions	4,831		2,944
Other	(579)		(3)

Note 16: Earnings Per Share

     The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,

(amounts in thousands)	2003	2002	2001

Income before cumulative effect of accounting change	$57,241	$60,469	$98,345
Cumulative effect of accounting change	12,209	—	—

Net income	69,450	60,469	98,345
Add back interest on debentures, net of tax	5,248	5,024	3,032

Net income (assuming conversion of convertible debentures)	$74,698	$65,493	$101,377

Average shares outstanding (basic)	54,403	54,215	54,170
Common stock equivalents	665	862	936
Incremental shares from assumed conversion of convertible debentures	4,732	4,732	2,969

Shares utilized in diluted earnings per share calculation	59,800	59,809	58,075

	Year Ended December 31,

	2003	2002	2001

Basic earnings per share:
Before cumulative effect of accounting change	$1.05	$1.12	$1.82
Cumulative effect of accounting change	0.23	—	—

Net income	$1.28	$1.12	$1.82

	Year Ended December 31,

	2003	2002	2001

Diluted earnings per share:
Before cumulative effect of accounting change	$1.04	$1.10	$1.75
Cumulative effect of accounting change	0.21	—	—

Net income	$1.25	$1.10	$1.75

Note 17: Accumulated Other Elements of Comprehensive Income

     Accumulated other elements of comprehensive income comprised the following:

	December 31,

(dollars in thousands)	2003	2002

Accumulated foreign currency translation gain (loss)	$56,268	$(14,640)
Accumulated adjustments to record minimum pension liabilities, net of tax	(939)	(240)
Difference between cost and fair value of short-term investments, net of tax	—	91

	$55,329	$(14,789)

Note 18: Unaudited Quarterly Operating Results

     Unaudited quarterly operating results were as follows:

	2003 (by quarter)

(dollars in thousands, except per share data)	1	2	3	4

Revenues	$361,073	$400,913	$429,153	$443,207
Gross margin[1]	103,975	117,559	123,730	107,432
Plant closing, business realignment and other related costs	5,500	—	5,862	3,211
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	—	5,899	2,857	7,176
Income before cumulative effect of accounting change	8,411	20,753	24,017	4,060
Net income	8,411	20,753	36,226	4,060
Earnings per share:
Basic -
Income before cumulative effect of accounting change	0.15	0.38	0.44	0.08
Net income	0.15	0.38	0.67	0.08
Diluted -
Income before cumulative effect of accounting change	0.15	0.37	0.42	0.07
Net income	0.15	0.37	0.63	0.07

	2002 (by quarter)

(dollars in thousands, except per share data)	1	2	3	4

Revenues	$366,901	$402,583	$383,847	$384,769
Gross margin[1]	106,982	115,907	112,060	100,647
Plant closing, business realignment and other related costs	—	—	—	33,319
Net income (loss)	19,489	22,667	20,683	(2,370)
Earnings (loss) per share:
Basic	0.36	0.42	0.38	(0.04)
Diluted	0.35	0.40	0.37	(0.04)
[1]	Gross margin equals revenues less cost of sales before depreciation and amortization.

Note 19: Unaudited Subsequent Event

     In January 2004, the Company reached an agreement to acquire Petreco International, a Houston-headquartered supplier of oil and gas separation products, for approximately $90 million, net of cash acquired and debt assumed. Petreco’s 2003 revenues were approximately $117 million, and income before taxes was approximately $12 million.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

     The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2003. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001	2000	1999

Income Statement Data:
Revenues	$1,634,346	$1,538,100	$1,562,899	$1,383,733	$1,469,962

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	1,181,650	1,102,504	1,081,078	985,404	1,076,276
Selling and administrative expenses	288,569	273,105	251,303	264,173	216,319
Depreciation and amortization	83,565	77,907	83,095	75,321	83,716
Interest income	(5,198)	(8,542)	(8,640)	(2,976)	(5,099)
Interest expense	8,157	7,981	13,481	18,038	27,834

Total costs and expenses	1,556,743	1,452,955	1,420,317	1,339,960	1,399,046

Income before income taxes and cumulative effect of accounting change	77,603	85,145	142,582	43,773	70,916
Income tax provision	(20,362)	(24,676)	(44,237)	(16,113)	(27,914)

Income before cumulative effect of accounting change	57,241	60,469	98,345	27,660	43,002
Cumulative effect of accounting change	12,209	—	—	—	—

Net income	$69,450	$60,469	$98,345	$27,660	$43,002

Basic earnings per share:
Before cumulative effect of accounting change	$1.05	$1.12	$1.82	$0.52	$0.81
Cumulative effect of accounting change	0.23	—	—	—	—

Net income	$1.28	$1.12	$1.82	$0.52	$0.81

Diluted earnings per share:
Before cumulative effect of accounting change	$1.04	$1.10	$1.75	$0.50	$0.78
Cumulative effect of accounting change	0.21	—	—	—	—

Net income	$1.25	$1.10	$1.75	$0.50	$0.78

Balance Sheet Data (at the end of period):
Total assets	$2,140,685	$1,997,670	$1,875,052	$1,493,873	$1,470,719
Stockholders’ equity	1,136,723	1,041,303	923,281	842,279	714,078
Long-term debt	204,061	462,942	459,142	188,060	195,860
Other long-term obligations	119,982	118,615	114,858	117,503	138,955