Form 10-K/A, Exhibit 13
period 2003-12-31
COOPER CAMERON CORP
filed 2004-03-15
CIK 941548

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

     Cooper Compression’s gross margin percentage for 2003 was 32.2% as compared to 27.5% for 2002. The increase in the gross margin percentage resulted from an $11.9 million increase in the amount of LIFO income associated with the liquidation of certain low-cost inventory layers (which increased the 2003 gross margin percentage by 3.9%) and the absence of an $11.2 million write-down of inventory associated with facility closures that was recorded in 2002 (which decreased the 2002 gross margin percentage by 3.3%). Excluding these two items, the gross margin percentage for 2003 actually declined 2.3% from 2002’s level, due primarily to lower margins in the gas and air compression aftermarket business as a result of a shift in the mix of parts sold and pricing pressures.

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

(dollars in millions)		Payments Due by Period

		Less Than	1 - 3	4 - 5	After 5
Contractual Obligation	Total	1 Year	Years	Years	Years

Debt	$461.7	$261.5	$200.2	$—	$—	(a)
Capital lease obligations	7.5	3.6	3.5	0.4	—	(b)
Operating leases	96.9	13.3	17.7	13.5	52.4

Total contractual cash obligations	$566.1	$278.4	$221.4	$13.9	$52.4

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for redemption of the zero-coupon debentures beginning in 2004 and for redemption of the interest-bearing debentures beginning in 2006.

(b)	Payments shown include interest.

(dollars in millions)	Amount of Commitment Expiration Per Period

Other Commercial Obligations	Total	Less Than	1 - 3	4 - 5	After 5
and Off-Balance Sheet Arrangements	Commitment	1 Year	Years	Years	Years

Committed lines of credit	$200.0	$—	$—	$200.0	$—
Standby letters of credit	137.6	66.2	55.2	0.1	16.1
Bank guarantees and letters of credit	23.8	—	10.0	1.5	12.3
Guarantees of a portion of joint venture debt	1.5	—	1.5	—	—

Total commercial commitments	$362.9	$66.2	$66.7	$201.6	$28.4

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