Form 10-K, Exhibit 13
period 2004-12-31
COOPER CAMERON CORP
filed 2005-02-25
CIK 941548

EXHIBIT 13.1

Management’s Discussion and Analysis of Results of Operations
and Financial Condition of Cooper Cameron Corporation

     The following discussion of Cooper Cameron Corporation’s (the Company or Cooper Cameron) historical results of operations and financial condition should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

     The Company’s operations are organized into three business segments — Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. Cameron’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron’s customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, oilfield rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services. The Company’s compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and a variety of other industries around the world.

     In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis and elsewhere in this report, may include forward-looking statements regarding the Company’s future revenues and earnings, cash generated from operations and capital expenditures, as well as expectations regarding rig activity, oil and gas demand and pricing and order activity, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; prices of raw materials; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers’ spending levels and their related purchases of the Company’s products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company’s judgment of how such changes might affect customers’ spending, which may impact the Company’s financial results. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.

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

     The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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

     Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable, and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 15% of the Company’s revenue for the year ended December 31, 2004 was recognized under SOP 81-1.

     Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

     Inventories — The Company’s aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. During 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $9.7 million and $15.9 million for the years ended December 31, 2004 and 2003, respectively. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2004, the Company revised its estimate of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2004 by $6.5 million. If future conditions cause a reduction in the Company’s current estimate of realizable value, additional provisions may be required.

     Product Warranty — The Company provides for the estimated cost of product warranties at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company’s current estimates, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company’s warranty accruals.

     Contingencies — The Company accrues for costs relating to litigation, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.

     Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2004, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $294.0 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

     Goodwill— The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2004 and 2003 evaluations, the fair value was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Based upon the Company’s evaluations for 2004 and 2003, no impairment of goodwill was required. However, should the Company’s estimate of the fair value of any of its reporting units decline dramatically in future periods, an impairment of goodwill could be required.

     Pension Accounting— The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense included in the Company’s Results of Operations and the Company’s contributions to the pension plans for the years ended December 31, 2004, 2003 and 2002, as well as the unrecognized net loss at December 31, 2004 and 2003.

     The assumptions used in calculating the pension amounts recognized in the Company’s financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on investment yields available at the measurement date on an index of long-term, AA-rated corporate bonds. The Company’s inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets reflects asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with SFAS 87, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

     A significant reason for the increase in pension expense in 2004 and 2003 results from the difference between the actual and assumed rates of return on plan assets. During 2001 and 2002, the Company’s pension assets earned substantially less than the assumed rate of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2003, and again in 2004, the Company lowered the assumed rate of return for the assets in these plans. The plans earned significantly more than the assumed rates of return in 2003 and slightly less than the assumed rate of return in 2004.

     The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ended December 31, 2005, and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2004 for the Company’s pension plans:

	Impact on 2005
	Pre-tax Pension	Impact on PBO at
(dollars in millions)	Expense	December 31, 2004

Change in Assumption:
25 basis point decrease in discount rate	$1.3	$14.6
25 basis point increase in discount rate	$(1.2)	$(14.4)
25 basis point decrease in expected return on assets	$1.0
25 basis point increase in expected return on assets	$(1.0)

Financial Summary

     The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,

	2004	2003	2002

Revenues	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	74.5	72.3	71.7
Selling and administrative expenses	14.3	17.7	17.8
Depreciation and amortization	3.9	5.1	5.1
Non-cash write-down of technology investment	0.2	—	—
Interest income	(0.2)	(0.3)	(0.6)
Interest expense	0.9	0.5	0.5

Total costs and expenses	93.6	95.3	94.5

Income before income taxes and cumulative effect of accounting change	6.4	4.7	5.5
Income tax provision	(1.9)	(1.2)	(1.6)

Income before cumulative effect of accounting change	4.5	3.5	3.9
Cumulative effect of accounting change	—	0.7	—

Net income	4.5%	4.2%	3.9%

Results of Operations

2004 Compared to 2003

     The Company had net income of $94.4 million, or $1.75 per diluted share, for the twelve months ended December 31, 2004 compared with $69.4 million, or $1.25 per diluted share in 2003. The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at the Cameron division. The results for 2003 included pre-tax charges aggregating $14.6 million related to plant closing, business realignment and other related costs (see Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges). The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

Revenues

     Revenues for 2004 totaled $2.093 billion, an increase of 28.1% from 2003 revenues of $1.634 billion. Revenues increased in each of the Company’s segments with increased subsea deliveries and the acquisition of Petreco International Inc. (Petreco) representing over 17% of the total increase.

     Cameron’s revenues for 2004 totaled $1.403 billion, an increase of 37.7% from 2003 revenues of $1.019 billion. The acquisition of Petreco during the first quarter of 2004 and movement in foreign currencies accounted for $114.5 million and $39.8 million, respectively, of the increase in Cameron’s revenues. Revenues in the drilling market increased 26.0%, revenues in the subsea market increased 53.4% and revenues in the surface market increased 7.4%. The increase in drilling revenues was primarily attributable to two large project deliveries in the Asia Pacific/Middle East Region and one large project delivery in the Gulf of Mexico. The increase in subsea revenues was primarily attributable to the completion of units associated with the large subsea orders awarded during 2003 and 2002, primarily related to projects located offshore Africa and Eastern Canada. The increase in surface revenues was primarily the result of increased activity levels in the U.S., Canada and Latin America, as well as movements in foreign currencies.

     CCV’s revenues for 2004 totaled $350.1 million, an increase of 14.0% from 2003 revenues of $307.0 million. The increase in revenues was attributable to a 7.0% increase in the distributed products line, primarily as a result of increased activity levels in the U.S. and Canada as well as movements in foreign currencies. Sales in the engineered products line increased 23.7%, primarily reflecting increased pipeline ball valve shipments, both domestically and internationally, principally to the Far East.

     Cooper Compressions revenues for 2004 totaled $339.9 million, an increase of 10.1% from 2003 revenues of $308.8 million. The increase in revenues was attributable to a 26.2% increase in sales in the air compression market, primarily as a result of increased demand from international markets, principally the Far East. Sales in the gas compression market increased 2.0%, primarily reflecting increased aftermarket shipments partially offset by weakness in new unit shipments as a result of a slow-down in project work in the Latin American market.

Cost and Expenses

     Gross margin (exclusive of depreciation and amortization) for 2004 was $532.6 million, an increase of 17.6% from 2003 gross margin of $452.7 million. Gross margin as a percentage of revenue for 2004 was 25.4% as compared to 27.7% for 2003.

     Cameron’s gross margin percentage for 2004 was 23.4% as compared to 25.5% for 2003. The decrease in the gross margin percentage is primarily attributable to (i) the delivery of lower-margin large project work in the drilling product line, which decreased the overall gross margin percentage by 0.8%, (ii) lower margins in the subsea product line primarily resulting from increased deliveries of lower-margin third-party supplied equipment, which decreased the overall margin percentage by 0.3%, (iii) increased subsea project revenues, which typically carry a lower gross margin percentage as compared to Cameron’s traditional surface business (which decreased the overall gross margin percentage by approximately 1.0%) and (iv) the impact of the inclusion of Petreco sales, which typically carry lower margins as compared to Cameron’s traditional surface business (which lowered the overall gross margin percentage by 1.1%) partially offset by the application of relatively fixed manufacturing overhead to a higher revenue base, which increased the gross margin percentage by 1.3%.

     CCV’s gross margin percentage for 2004 was 30.1% as compared to 30.6% for 2003. The decrease in the gross margin percentage is primarily due to increased manufacturing costs, primarily related to raw material price increases, and higher commission costs on international sales of engineered products.

     Cooper Compression’s gross margin percentage for 2004 was 29.0% as compared to 32.2% for 2003. The decrease in the gross margin percentage is primarily due to (i) a reduction in the amount of non-cash LIFO income recorded, which decreased the overall gross margin percentage by 2.3% and (ii) increased warranty costs attributable to higher sales of engineered air compression units, which decreased the overall gross margin percentage by 0.8%.

     Selling and administrative expenses for 2004 were $300.1 million, an increase of $11.5 million from $288.6 million for 2003. The increase in selling and administrative expenses resulted primarily from (i) $13.2 million resulting from the acquisition of Petreco and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (the PCC Acquisition), (ii) $6.1 million of severance discussed below, (iii) a $13.8 million increase in incentive compensation costs and (iv) $6.0 million associated with movements in foreign currencies, partially offset by (i) the absence of the $14.6 million of charges, discussed below, which were recorded during 2003, (ii) an $8.1 million reduction in selling and administrative expenses in the Compression segment resulting from the various restructuring activities over the past two years and (iii) various other decreases.

     Included within selling and administrative expenses for 2004 were charges of $6.1 million of severance costs primarily related to a workforce reduction program at the Cameron division. Included in selling and administrative expenses for 2003 were charges of $14.6 million comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company’s international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

     Depreciation and amortization expense for 2004 was $82.8 million, a decrease of $0.8 million from $83.6 million for 2003. The decrease in depreciation and amortization expense was primarily attributable to assets becoming fully depreciated, which lowered depreciation and amortization expense by $7.4 million, partially offset by (i) depreciation associated with capital additions, which increased depreciation expense by $2.5 million, (ii) depreciation and amortization on assets acquired in the Petreco and PCC acquisitions, which increased depreciation and amortization expense by approximately $2.3 million and (iii) movement in foreign currencies, which increased depreciation and amortization expense by approximately $1.9 million.

     Interest income for 2004 was $4.9 million as compared to $5.2 million in 2003. The decline in interest income was attributable to lower cash balances resulting primarily from treasury stock purchases and acquisitions.

     Interest expense for 2004 was $17.7 million, an increase of $9.6 million from $8.2 million in 2003. The increase in interest expense primarily results from (i) $6.8 million of accelerated amortization of debt issuance costs associated with the early retirement of the Company’s zero-coupon convertible debentures due 2021 (the Zero-Coupon Convertible Debentures) and $184.3 million of the Company’s 1.75% convertible debentures due 2021 (the 1.75% Convertible Debentures) and (ii) incremental interest associated with the $200.0 million of senior notes due 2007 (the Senior Notes), which were issued in March 2004.

     The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting SFAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

     The income tax provision was $38.5 million in 2004 as compared to $20.4 million in 2003. The effective tax rate for 2004 was 29.0% as compared to 26.2% in 2003. The increase in the effective tax rate reflects a shift in 2004 earnings to higher tax rate jurisdictions as compared to 2003.

Orders and Backlog

     Orders were as follows (in million):

	Year Ended December 31,
	2004	2003	Increase

Cameron	$1,274.4	$1,082.4	$192.0
CCV	365.7	324.0	41.7
Cooper Compression	369.3	340.2	29.1

	$2,009.4	$1,746.6	$262.8

     Orders for 2004 were $2.009 billion, an increase of 15.0% from $1.747 billion in 2003. Cameron’s orders for 2004 were $1.274 billion, an increase of 17.7% from 2003 orders of $1.082 billion. The acquisition of Petreco during the first quarter of 2004 resulted in a $135.8 million increase in orders and movement in foreign currencies caused a $29.8 million increase in orders. Drilling orders decreased 5.9%, subsea orders increased 8.4%, and surface orders increased 7.4% for the year ended December 31, 2004. The decrease in drilling orders reflects a reduction in large project awards during 2004. The increase in subsea orders reflects a large project award in the Gulf of Mexico and increased awards in Brazil as well as movements in foreign currencies. The increase in surface orders primarily reflects increased activity levels in the U.S., Canada and Latin America, as well as movements in foreign currencies.

     CCV’s orders for 2004 were $365.7 million, an increase of 12.9% from 2003 orders of $324.0 million. The increase in orders was attributable to a 6.2% increase in the distributed products line and a 17.9% increase in the engineered products line. The increase in the distributed products line reflects increased activity levels in North America as well as movements in foreign currencies. The increase in the engineered products line primarily reflects strength in the pipeline ball valve market, both domestically and internationally.

     Cooper Compression’s orders for 2004 were $369.3 million, an increase of 8.6% from 2003 orders of $340.2 million. The increase in orders was attributable to a 25.4% increase in the air compression market due primarily to continued strength in the international markets, primarily the Far East. Orders in the gas compression market decreased 1.8% and primarily reflected a slow-down in project work in the Latin American market.

     Backlog was as follows (in millions):

	December 31,		Increase
	2004	2003	(Decrease)

Cameron	$752.9	$771.8	$(18.9)
CCV	122.9	72.4	50.5
Cooper Compression	124.2	102.4	21.8

	$1,000.0	$946.6	$53.4

     Cameron’s backlog at December 31, 2004 included $133.1 million associated with Petreco, which was acquired in early 2004. Backlog at December 31, 2004 also included $50.2 million associated with the PCC entities acquired during the fourth quarter of 2004, which is primarily included in CCV’s backlog.

2003 Compared to 2002

     The Company had net income of $69.4 million, or $1.25 per diluted share, for the twelve months ended December 31, 2003 compared with $60.5 million, or $1.10 per diluted share in 2002. The results for 2003 and 2002 included pre-tax charges of $14.6 million and $33.3 million, respectively, related to plant closing, business realignment and other related costs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges. The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting SFAS 150. See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

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

     Cameron’s revenues for 2003 totaled $1.019 billion, an increase of 10.9% from 2002 revenues of $918.7 million. Movement in foreign currencies caused a $32.4 million increase in revenues. Revenues in the subsea market increased 26.5%, revenues in the surface markets increased 1.8% and revenues in the drilling market increased 12.4%. The increase in subsea revenues was attributable to deliveries associated with the large subsea orders received during 2002, primarily related to projects located offshore Africa and eastern Canada. The increase in drilling revenues was primarily attributable to increased deliveries to customers located in the former Soviet Union.

     CCV’s revenues for 2003 totaled $307.1 million, an increase of 12.3% from 2002 revenues of $273.5 million. Revenues increased 61.2% in the distributed products line, revenues in the engineered products line decreased 12.4%, and revenues in the aftermarket product line increased 9.6%. The vast majority of the revenue increase in the distributed products line was attributable to the acquisition of a Canadian valve manufacturer in December 2002. The decrease in revenues in the engineered products line was attributable to the downturn in North American pipeline project activity, which began in 2002. The increase in the aftermarket product line was primarily attributable to new locations that were opened during 2003.

     Cooper Compressions revenues for 2003 totaled $308.8 million, a decrease of 10.7% from 2002 revenues of $345.9 million. Aftermarket and new unit sales in the gas compression market decreased approximately 21% and 15%, respectively. The decrease in revenues in the gas compression market was attributable primarily to a lack of demand in the U.S. market resulting from, among other things, the financial difficulties that Cooper Compression’s customers experienced throughout the year, consolidation of the Company’s customer base and a lack of significant development projects that would require Cooper Compression’s equipment. In the air compression portion of Cooper Compression’s business, new unit sales increased 27.2%, while aftermarket revenue decreased 12.7%. The increase in new unit sales in the air compression business was attributable primarily to greater demand in the Asian markets. The decrease in aftermarket sales was attributable primarily to a change in mix from engineered units to plant air units, which do not carry the same level of aftermarket business as engineered units.

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

     Selling and administrative expenses for 2003 were $288.6 million, an increase of $15.5 million from $273.1 million for 2002. The increase in selling and administrative expenses resulted primarily from (i) the impact of a weaker U.S. dollar against the Canadian dollar and most European currencies, which increased selling and administrative expenses by $6.0 million, (ii) the acquisition of a Canadian valve manufacturer in December 2002, which resulted in an additional $3.7 million of selling and administrative expenses in 2003, (iii) a $5.0 million increase in postretirement benefit plan costs associated primarily with the amortization of unrecognized losses in prior years, (iv) a $3.9 million increase associated with rent on the Cameron headquarters building and cost associated with new facilities and (v) $1.8 million of increased costs associated with CCV’s aftermarket expansion. These increases were partially offset by a $7.5 million reduction in plant closings, business realignment and other related costs discussed below.

     Included within selling and administrative expenses for 2003 and 2002 were $14.6 million and $22.1 million, respectively, of plant closing, business realignment and other related costs. The $14.6 million recorded in 2003 was comprised of (i) $6.2 million for employee severance at Cameron and Cooper Compression, (ii) $1.2 million of costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4.7 million related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1.0 million related to the Company’s international tax restructuring activities, which were begun in 2002, and (v) $1.5 million related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition. Of the $22.1 million recorded in 2002, $14.6 million related to the Cooper Compression division and $7.5 million related to the Company’s other divisions. The costs attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and were comprised primarily of (i) $1.6 million of severance and relocation expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $4.8 million of facility writedowns. The $7.5 million of costs related to the Company’s other divisions was comprised of (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company’s international tax restructuring activities.

     Depreciation and amortization expense for 2003 was $83.6 million, an increase of $5.7 million from $77.9 million in 2002. The increase in depreciation and amortization expense was attributable to (i) a $2.8 million increase attributable to depreciation and amortization associated with capital additions, (ii) a $ 1.4 million increase attributable to depreciation and amortization associated with acquisitions, (iii) the impact of a weaker U.S. dollar against the British pound, Canadian dollar and Euro, which increased depreciation and amortization expenses by $1.8 million, (iv) $0.8 million of write-downs associated with assets held for sale and (v) a $7.7 million increase attributable to amortization associated with the Company’s new enterprise-wide business system, partially offset by the lack of depreciation and amortization related to assets that were retired or became fully depreciated, which decreased depreciation and amortization expense by approximately $9.1 million.

     Interest income for 2003 was $5.2 million as compared to $8.5 million in 2002. The decline in interest income was primarily attributable to lower earnings on the Company’s excess cash balances as the interest rates associated with these investments declined.

     Interest expense for 2003 was $8.2 million as compared to $8.0 million in 2002. Interest expense for both periods primarily represented interest on the Company’s convertible debentures.

     The $12.2 million cumulative effect of an accounting change recognized during 2003 reflects the impact of adopting SFAS 150 (see Note 1 of the Notes to Consolidated Financial Statements). There was no tax expense associated with this item as the gain is not taxable.

     The income tax provision was $20.4 million in 2003 as compared to $24.7 million in 2002. The effective tax rate for 2003 was 26.2% as compared to 29.0% in 2002. The decline in the effective tax rate for 2003 primarily reflects the impact of the Company’s international tax restructuring activities.

Recent Pronouncements

     In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). FSP 106-2 provides accounting and reporting guidance for plans for companies who have concluded that prescription drug benefits offered by their plan(s) are actuarially equivalent to Medicare Part D under the Act and therefore believe the plan(s) are entitled to receive the subsidy available under the Act. Although the final regulations for what benefits are actuarially equivalent have not been published, the Company’s actuaries have concluded that it is probable that the Company’s plan will be eligible for the subsidy. Therefore, the estimated subsidy has been reflected as a reduction in the accumulated postretirement benefit obligation at December 31, 2004 in the amount of $3.7 million. This change did not impact the measurement of net periodic postretirement benefit costs for the year ended December 31, 2004. The effect of the subsidy on the measurement of net periodic postretirement benefit cost for 2005 will be a decrease of $1.2 million.

     In October 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was signed into law. The Jobs Creation Act contains new provisions that may impact the Company’s U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Jobs Creation Act’s provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Jobs Creation Act offers to domestic manufacturers, and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective for all public entities in the first interim or annual reporting period beginning after June 15, 2005.

     Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.13 per diluted share of equity- and option-based compensation expense for 2005, assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R. As a result of the impending adoption of SFAS 123R, the Company decided to accelerate certain options to avoid additional compensation expense in 2005 and future years. See Note 1 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

     The Company’s combined cash and short-term investment balances decreased to $227.0 million at December 31, 2004 from $314.1 million at December 31, 2003, due primarily to the consumption of $192.3 million of cash in investing activities and $70.8 million in financing activities, partially offset by $195.2 million of cash flow from operations.

     During 2004, the Company’s operating activities generated $195.2 million of cash as compared to $101.6 million in 2003. Cash flow from operations in 2004 was comprised primarily of net income of $94.4 million, adjusted for (i) depreciation and amortization of $82.8 million, (ii) the non-cash write-off of debt issuance costs associated with retired debt of $6.8 million, (iii) a $3.8 million non-cash write-down of a technology investment and (iv) $22.0 million of working capital increases. The most significant changes in working capital were a $44.4 million increase in accounts receivable, a $76.2 million decrease in inventories and a $9.1 million decrease in accounts payable and accrued liabilities. The increase in receivables and decrease in inventories are attributable to the increase in revenues as compared to last year. The decrease in accounts payable and accrued liabilities is primarily attributable to a decrease in advanced payments from customers resulting from progress on various projects.

     During 2004, the Company’s investing activities consumed $192.3 million of cash as compared to $52.1 million in 2003. The most significant component of cash flow from investing activities for 2004 was the acquisition of Petreco and the PCC acquisition, which consumed $171.0 million, net of cash acquired. The Company plans to integrate certain of the businesses from the PCC acquisition into the Company’s CCV and Cameron segments and is in the process of formulating its plans to do so. The Company does not believe these plans will materially impact its results of operations or financial position.

     During 2004, the Company’s financing activities consumed $70.8 million of cash, as compared to $47.9 million of cash in 2003. Cash flow from financing activities for 2004 primarily reflects (i) the issuance of the Senior Notes, the net proceeds of which were $198.6 million, (ii) the issuance of the 1.5% convertible senior debentures due 2024 (the 1.5% Convertible Debentures), the net proceeds of which were $232.9 million,

(iii) the retirement of $443.9 million of the Company’s existing convertible debentures, (iv) the repurchase of 1,965,800 shares of the Company’s common stock at an average price of $48.49 and (v) the issuance of 1,300,557 shares of stock under the Company’s stock option plans.

     The Company currently expects to fund expenditures for capital requirements (estimated to be approximately $70.0 million to $80.0 million for 2005), as well as general liquidity needs, from available cash balances, cash generated from operating activities and amounts available under its existing $200.0 million credit agreement. See Note 10 of the Notes to Consolidated Financial Statements for a description of the Company’s credit agreement.

     During 2004, the Company undertook a number of steps to refinance its previously existing convertible debentures and repurchase shares of the Company’s stock. These steps included:

•	the issuance of the Senior Notes with a principal balance of $200.0 million;

•	the issuance of the 1.5% Convertible Debentures with a principal balance of $238.0 million;

•	the repurchase of the Company’s existing Zero-Coupon Convertible Debentures (amounting to $259.5 million, net of a $61.2 million discount);

•	the repurchase of $184.3 million of the Company’s existing 1.75% Convertible Debentures;

•	the repurchase of 1,965,800 shares of the Company’s outstanding common stock at an average purchase price of $48.49 per share.

     In connection with the early retirement of the Zero-Coupon Convertible Debentures and $184.3 million of the 1.75% Convertible Debentures, the Company recorded a $6.8 million pre-tax charge to write off the unamortized debt issuance costs associated with these debentures. This charge has been reflected in the caption entitled “Interest Expense” in the accompanying Consolidated Results of Operations.

     The $200.0 million of Senior Notes were issued during the first quarter of 2004 and bear interest at 2.65%, payable semi-annually in April and October of each year. During May 2004, the Company entered into interest rate swap agreements, the effect of which is to swap $150.0 million principal value of the Senior Notes to a variable interest rate of approximately LIBOR minus 0.8%. The Senior Notes were issued at a $138,000 discount. The Senior Notes do not contain any restrictive financial covenants.

     The $238.0 million of 1.5% Convertible Debentures were issued during the second quarter of 2004 and bear interest at 1.5%, payable semi-annually in May and November of each year. The Company has the right to redeem the debentures beginning on or after May 15, 2009. The holders of the debentures may require the Company to repurchase the debentures on May 15, 2009, 2014 and 2019. The debentures are convertible into the Company’s common stock at a rate of 14.4857 shares per debenture, or $69.03 per share. The holders can convert the debentures into the Company’s common stock only under the following circumstances:

•	during any quarter in which the sales price of the Company’s common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding quarter;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;

•	upon certain fundamental changes in the ownership of the Company’s common stock, which would include a change of control as defined in the debenture agreement.

     The Company has elected to use a “cash pay” provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption which will result in the Company paying cash for 100 percent of the principal amount of any debentures tendered for repurchase or redemption.

     The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2004.

(in millions)	Payments Due by Period
		Less Than	1 - 3	4 - 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Debt	$458.6	$4.1	$216.5	$238.0	$—	(a	)
Capital lease obligations	7.1	3.2	3.3	0.6	—	(b	)
Operating leases	149.2	19.7	23.3	17.0	89.2

Total contractual cash obligations	$614.9	$27.0	$243.1	$255.6	$89.2

     (a) See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for early redemption of the 1.75% Convertible Debentures and the 1.5% Convertible Debentures.

     (b) Payments shown include interest.

(in millions)	Amount of Commitment Expiration Per Period
Other Unrecorded Commercial Obligations	Total	Less Than	1 - 3	4 - 5	After 5
and Off-Balance Sheet Arrangements	Commitment	1 Year	Years	Years	Years

Committed lines of credit	$200.0	$—	$200.0	$—	$—
Standby letters of credit	133.7	56.4	72.9	2.3	2.1
Bank guarantees and letters of credit	22.0	4.2	—	—	17.8
Insurance bonds	3.5	3.4	—	0.1	—
Guarantees of a portion of joint venture debt	1.5	—	1.5	—	—

Total commercial commitments	$360.7	$64.0	$274.4	$2.4	$19.9

     The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2004, the Company had $159.2 million of letters of credit, insurance bonds and bank guarantees outstanding. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Changes in the U.S. rig count have historically impacted the Company’s orders.

     Historically, the Company’s surface and valve distributed products businesses in the U.S. market have tracked changes in the U.S. rig count. However, this correlation did not exist in 2003. The average U.S. rig count increased approximately 16% during the year while the Company’s U.S. surface and U.S. valve distributed products orders were essentially flat. The Company believes its surface and valve distributed products businesses were negatively impacted by the lack of drilling activity in the Gulf of Mexico, fewer completions of onshore high-temperature/high-pressure wells and a lower level of infrastructure development in the U.S. Such activity typically generates higher orders for the Company as compared to onshore shallow well activity. The relationship between the Company’s orders in its surface and valve distributed products businesses and changes in the U.S. rig count returned to a more normal relationship in 2004.

Execution of subsea systems projects exposes the Company to new risks not present in its surface business.

     The Company continues to expand in this market. This market is significantly different from the Company’s surface business since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 15% of total revenues in 2004. During the fourth quarter of 2003, the Company experienced numerous delivery delays on its subsea systems contracts which negatively impacted 2003’s financial results. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2004, the Company had a subsea systems backlog of approximately $251.9 million.

Fluctuations in worldwide currency markets can impact the Company’s profitability.

     The Company has established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, sub-sea production controls and BOPs. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company’s profitability is eroded when the U.S. dollar weakens against the British pound, the Euro and certain Asian currencies, including the Singapore dollar.

Increases in the cost of metals used in the Company’s manufacturing processes could negatively impact the Company’s profitability.

     Beginning in the latter part of 2003 and continuing into 2004, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company’s products increased significantly. Certain of the Company’s suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not continue to accept these price increases, future profitability will be negatively impacted.

Cooper Compression’s aftermarket revenues associated with legacy equipment are declining.

     Approximately 35% of Cooper Compression’s revenues come from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time and are gradually being replaced. As this installed base of legacy equipment declines, the Company’s potential market for parts orders is also reduced. In recent years, the Company’s revenues from replacement parts associated with legacy equipment have declined nominally each year; however, there can be no assurances that such declines will not accelerate in the future.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company’s sales and profitability.

     Demand for most of the Company’s products and services, and therefore its revenues, depend to a large extent upon the level of third-party capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

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

The Company’s international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

     Cooper Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and the Former Soviet Union, the Middle East, and Central and South East Asia. The risks of international business include the following:

•	volatility in general economic, social and political conditions;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	changes in currency rates;

•	inability to repatriate income or capital;

•	compliance with, and changes in, domestic and foreign laws and regulations that impose a range of restrictions on operations, trade prac tices, trade partners and investment decisions. From time to time, the Company receives inquiries regarding its compliance with such laws and regulations and responded in June 2004 to one such request for information from the U.S. Department of Treasury’s Office of Foreign Assets Control regarding U.S. involvement in the Company’s United Kingdom subsidiary’s commercial and financial activity relating to Iran;

•	reductions in the number or capacity of qualified personnel; and

•	seizure of equipment.

     The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company’s demand could be adversely affected by the factors described above.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company’s defined benefit plans.

     The Company accounts for its defined benefit pension plans in accordance with SFAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company’s pension income or expense in accordance with SFAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets from 2000 through 2002, the plan assets earned a rate of return substantially less than the assumed long-term rate of return during this period. As a result, expense associated with the Company’s pension plans has increased significantly from the level recognized historically.

     Additionally, SFAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $18.2 million to its pension plans during 2004 and $18.7 million in 2003. If the Company’s pension assets perform poorly in the future or if long-term interest rates in the U.S. or United Kingdom decline further, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts to the pension plans.

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

Environmental Remediation

     The Company has been identified as a potentially responsible party (PRP) with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company’s involvement at three of the sites is believed to be at a de minimis level, and the Company has accepted settlement offers from the USEPA at two of the sites and is currently waiting for notification to pay. The fourth site is in Osborne, Pennsylvania where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring.

     The Company is also engaged in site cleanup under the Voluntary Cleanup Program of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

     The Company has estimated its liability for environmental exposures, and the Company’s consolidated financial statements included a liability balance of $7.3 million for these matters at December 31, 2004. Cash expenditures for the Company’s known environmental exposures are expected to be incurred over the next twenty years, depending on the site. For the known exposures, the accrual reflects the Company’s best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company’s costs estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties nor are they discounted. These cost estimates are reviewed on an annual basis or more frequently if circumstances occur which indicate a review is warranted. The Company’s estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe that the losses for the known exposures will exceed the current accruals by material amounts, but there can be no assurances to this effect.

Environmental Sustainability

     The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company’s facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company’s facilities are classified as sites which generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company’s sites. The Company has an active health, safety and environmental audit program in place throughout the world.

Market Risk Information

     The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company’s market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

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

     In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company has entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2004, outstanding forward foreign currency exchange contracts were not material.

Interest Rates

     The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable interest rate borrowings. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company to short-term changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in market interest rates reflected in the fair value of the debt and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

     The Company has performed a sensitivity analysis to determine how market rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company’s assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

     An instantaneous, one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s debt positions by approximately $8.7 million at December 31, 2004 and $5.3 million at December 31, 2003. This analysis does not reflect the effect that increasing interest rates would have on other items, such as new borrowings, nor the unfavorable impact they would have on interest expense and cash payments for interest.

     The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

     As of December 31, 2004, the Company had $150.0 million in interest rate swaps which convert fixed-rate debt to variable- rate debt. The Company’s interest rate swaps hedge $150.0 million of the $200.0 million 2.65% fixed-rate Senior Notes. Under these interest rate swap agreements, the counterparties pay interest at a fixed rate of 2.65%, and the Company pays a variable interest rate based on published six-month LIBOR less 82.5 to 86.0 base points. Given outstanding amounts as of December 31, 2004, a one percent rise in interest rates would result in an additional $1.5 million in interest expense per year.

     The fair value of the Company’s Senior Notes is principally dependent on changes in prevailing interest rates. The fair values of the 1.5% Convertible Debentures and the 1.75% Convertible Debentures are principally dependent on both prevailing interest rates and the Company’s current share price as it relates to the initial conversion prices of $69.03 and $95.095 per share, respectively.

     The Company has various other long-term debt instruments of $4.5 million, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

Management’s Report on Internal Control Over Financial Reporting

     The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cooper Cameron have been detected.

     The control environment of Cooper Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company’s Standards of Conduct. It sets the tone of the Company’s organization and includes factors such as integrity and ethical values. The Company’s internal controls over financial reporting are supported by formal policies and procedures which are reviewed, modified and improved as changes occur in the Company’s business or are otherwise required by applicable rule-making bodies.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and internal audit report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

     Cooper Cameron’s management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13A-15(f) under the Securities Exchange Act of 1934) over financial reporting.

     Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2004 based on the framework in Internal Control – Integrated Framework. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

     In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the operations of Petreco International Inc. and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp., both acquired during 2004, were excluded. These businesses constituted $289.6 million and $184.5 million of total and net assets, respectively, as of December 31, 2004 and $125.9 million and $9.3 million of revenues and pre-tax income, respectively, for the year ended December 31, 2004.

     Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer

Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Cooper Cameron Corporation

     We have audited management’s assessment, included in the Assessment of Internal Control Over Financial Reporting in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in “Internal Control –Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cooper Cameron Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     As indicated in the accompanying Assessment of Internal Control Over Financial Reporting included in Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Petreco International (Petreco) and certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), which are included in the 2004 consolidated financial statements of Cooper Cameron Corporation and constituted $289.6 million and $184.5 million of total and net assets, respectively, as of December 31, 2004 and $125.9 million and $9.3 million of revenues and net income, respectively, for the year then ended. Both Petreco and PCC were acquired by Cooper Cameron Corporation during 2004. Our audit of internal control over financial reporting of Cooper Cameron Corporation also did not include an evaluation of the internal control over financial reporting of Petreco and PCC.

     In our opinion, management’s assessment that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cooper Cameron Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 23, 2005 expressed an unqualified opinion thereon.

Houston, Texas
February 23, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cooper Cameron Corporation

     We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation (the Company) as of December 31, 2004 and 2003, and the related statements of consolidated results of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in “Internal Control –Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2005 expressed an unqualified opinion thereon.

Houston, Texas
February 23, 2005

Consolidated Results of Operations
(dollars in thousands, except per share data)

	Year Ended December 31,

	2004	2003	2002

Revenues	$2,092,845	$1,634,346	$1,538,100

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	1,560,268	1,181,650	1,102,504
Selling and administrative expenses	300,124	288,569	273,105
Depreciation and amortization	82,841	83,565	77,907
Non-cash write-down of technology investment	3,814	—	—
Interest income	(4,874)	(5,198)	(8,542)
Interest expense	17,753	8,157	7,981

Total costs and expenses	1,959,926	1,556,743	1,452,955

Income before income taxes and cumulative effect of accounting change	132,919	77,603	85,145
Income tax provision	(38,504)	(20,362)	(24,676)

Income before cumulative effect of accounting change	94,415	57,241	60,469
Cumulative effect of accounting change	—	12,209	—

Net income	$94,415	$69,450	$60,469

Basic earnings per share:
Before cumulative effect of accounting change	$1.77	$1.05	$1.12
Cumulative effect of accounting change	—	0.23	—

Net income per share	$1.77	$1.28	$1.12

Diluted earnings per share:
Before cumulative effect of accounting change	$1.75	$1.04	$1.10
Cumulative effect of accounting change	—	0.21	—

Net income per share	$1.75	$1.25	$1.10

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
(dollars in thousands, except shares and per share data)

	December 31,
	2004	2003

Assets
Cash and cash equivalents	$226,998	$292,116
Short-term investments	—	22,033
Receivables, net	424,767	316,135
Inventories, net	454,713	473,207
Other	98,846	44,210

Total current assets	1,205,324	1,147,701

Plant and equipment, at cost less accumulated depreciation	478,651	471,333
Goodwill, less accumulated amortization	415,102	316,098
Other assets	257,353	205,553

Total assets	$2,356,430	$2,140,685

Liabilities and stockholders’ equity
Current portion of long-term debt	$7,319	$265,011
Accounts payable and accrued liabilities	516,872	397,326
Accrued income taxes	4,069	17,582

Total current liabilities	528,260	679,919

Long-term debt	458,355	204,061
Postretirement benefits other than pensions	42,575	43,446
Deferred income taxes	40,388	46,049
Other long-term liabilities	58,605	30,487

Total liabilities	1,128,183	1,003,962

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,933,658 shares issued at December 31, 2004 and 2003	549	549
Preferred stock, par value $ .01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	948,740	957,912
Retained earnings	272,012	177,597
Accumulated other elements of comprehensive income	94,974	55,329
Less: Treasury stock at cost, 1,795,843 shares at December 31, 2004 (1,130,600 shares at December 31, 2003)	(88,028)	(54,664)

Total stockholders’ equity	1,228,247	1,136,723

Total liabilities and stockholders’ equity	$2,356,430	$2,140,685

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows
(dollars in thousands)

	Year Ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income	$94,415	$69,450	$60,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	70,157	68,242	67,053
Amortization	12,684	15,323	10,854
Write-off of unamortized debt issuance costs associated with retired debt	6,844	—	—
Non-cash write-down of technology investment	3,814	—	—
Cumulative effect of accounting change	—	(12,209)	—
Deferred income taxes and other	(14,704)	(979)	(1,283)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(44,387)	3,212	15,632
Inventories	76,207	(59,843)	67,960
Accounts payable and accrued liabilities	(9,063)	44,620	(9,579)
Other assets and liabilities, net	(736)	(26,199)	(33,281)

Net cash provided by operating activities	195,231	101,617	177,825

Cash flows from investing activities:
Capital expenditures	(53,481)	(64,665)	(82,148)
Acquisitions, net of cash acquired	(171,032)	—	(67,750)
Purchases of short-term investments	—	(154,523)	(45,862)
Sales of short-term investments	22,033	157,910	124,395
Proceeds from sale of Cameron division headquarters building	—	—	39,460
Other	10,133	9,172	6,588

Net cash used for investing activities	(192,347)	(52,106)	(25,317)

Cash flows from financing activities:
Loan repayments, net	(4,919)	(496)	(7,448)
Issuance of long-term senior and convertible debt	437,862	—	—
Redemption of convertible debt	(443,903)	—	—
Debenture issuance costs	(6,538)	—	—
Purchase of treasury stock	(95,325)	(48,652)	—
Activity under stock option plans and other	41,979	1,280	5,156

Net cash used for financing activities	(70,844)	(47,868)	(2,292)

Effect of translation on cash	2,842	16,673	11,944

Increase (decrease) in cash and cash equivalents	(65,118)	18,316	162,160

Cash and cash equivalents, beginning of year	292,116	273,800	111,640

Cash and cash equivalents, end of year	$226,998	$292,116	$273,800

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity
(dollars in thousands)

				Accumulated
				other
		Capital in		elements of
	Common	excess of	Retained	comprehensive	Treasury
	stock	par value	earnings	income	stock	Total

Balance – December 31, 2001	$546	$951,441	$47,678	$(53,050)	$(23,334)	$923,281

Net income			60,469			60,469
Foreign currency translation				38,005		38,005
Minimum pension liability, net of $56 in taxes				91		91
Change in fair value of short-term investments, net of $56 in taxes				165		165

Comprehensive income						98,730

Common stock issued under stock option and other employee benefit plans		(4,729)			21,545	16,816
Tax benefit of employee stock benefit plan transactions		2,944				2,944
Costs related to forward stock purchase agreements and other		(468)				(468)

Balance – December 31, 2002	546	949,188	108,147	(14,789)	(1,789)	1,041,303

Net income			69,450			69,450
Foreign currency translation				70,908		70,908
Minimum pension liability, net of $433 in taxes				(699)		(699)
Change in fair value of short-term investments, net of $56 in taxes				(91)		(91)

Comprehensive income						139,568

Purchase of treasury stock					(60,694)	(60,694)
Common stock issued under stock option and other employee benefit plans	3	4,447			7,819	12,269
Tax benefit of employee stock benefit plan transactions		4,831				4,831
Costs related to forward stock purchase agreements and other		(554)				(554)

Balance – December 31, 2003	549	957,912	177,597	55,329	(54,664)	1,136,723

Net income			94,415			94,415
Foreign currency translation				40,332		40,332
Minimum pension liability, net of $352 in taxes				(568)		(568)
Change in fair value of short-term investments and other, net of $0 in taxes				(119)		(119)

Comprehensive income						134,060

Purchase of treasury stock					(95,325)	(95,325)
Common stock issued under stock option and other employee benefit plans		(15,817)			61,961	46,144
Tax benefit of employee stock benefit plan transactions		6,645				6,645

Balance – December 31, 2004	$549	$948,740	$272,012	$94,974	$(88,028)	$1,228,247

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

     Company Operations — Cooper Cameron Corporation (the Company or Cooper Cameron) is engaged primarily in the manufacture of oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cooper Cameron also manufactures and services air and gas compressors and turbochargers.

     Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company’s operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

     Estimates in Financial Statements — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include estimated losses on accounts receivable, estimated warranty costs, estimated realizable value on excess inventory, contingencies, estimated liabilities for liquidated damages, estimates related to pension accounting and estimates related to deferred tax assets. Actual results could differ materially from these estimates.

     Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction type-contracts, which typically include the Company’s subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 15% of the Company’s revenues for the year ended December 31, 2004 was recognized under SOP 81-1.

     Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled “Cost of Sales” in the accompanying Consolidated Results of Operations.

     Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $0, $278,000 and $2,547,000 for the years ended December 31, 2004, 2003 and 2002, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.

     Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers.

     Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 53% of inventories at December 31, 2004 and 56% at December 31, 2003 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2004, the Company revised its estimate of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2004 by $6,551,000. During 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $9,684,000, $15,932,000 and $97,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $70,157,000, $68,242,000 and $67,053,000, respectively. The estimated useful lives of the major classes of property, plant and equipment are as follows:

Estimated
Useful Lives
Buildings and leasehold improvements	10 — 40 years
Machinery and equipment	3 — 18 years
Office furniture, software and other	3 — 10 years

     Goodwill — In accordance with of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2004 and 2003 annual evaluations was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. The 2004 and 2003 annual evaluations indicated that no impairment of goodwill was required. The Company’s reporting units for SFAS 142 purposes are Cameron, CCV, Cooper Energy Services and Cooper Turbocompressor. Cooper Energy Services and Cooper Turbocompressor are combined for segment reporting purposes in the Cooper Compression segment (see Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company’s business segments).

     Intangible Assets — The Company’s intangible assets, excluding goodwill and unrecognized prior service costs related to its pension plan, represent purchased patents, trademarks and other identifiable intangible assets. Other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of internally developing any intangibles, as well as costs of defending such intangibles, are expensed as incurred.

     Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell.

     Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

     Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

     Product Warranty — Estimated warranty expense is accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

     Stock-Based Compensation — At December 31, 2004, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense based on the number of shares that vest in each period.

	Year Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002

Net income, as reported	$94,415	$69,450	$60,469
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(24,818)	(23,093)	(22,753)

Pro forma net income	$69,597	$46,357	$37,716

Earnings per share:
Basic - as reported	$1.77	$1.28	$1.12
Basic - pro forma	$1.31	$0.85	$0.70

Diluted - as reported	$1.75	$1.25	$1.10
Diluted - pro forma	$1.28	$0.84	$0.68

     During the second quarter of 2004, the Company’s Board of Directors accelerated the vesting on 622,262 option shares previously granted to employees of the Company in an effort to minimize the impact of the Financial Accounting Standards Board’s Exposure Draft entitled “Share-Based Payments” (see “Recently Issued Accounting Pronouncements” below). Although this action established a new measurement date for these options under the intrinsic value method, there was no compensation expense associated with this action since the exercise price related to the accelerated options was above the fair market value of the Company’s common stock on the day the acceleration was affected. However, approximately $10.4 million of compensation expense under the fair value method was accelerated as a result of this action and has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004.

     Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portions of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company also uses forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). Therefore, the change in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

     Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

     Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

     For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-local currency monetary assets and liabilities are remeasured at year-end exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-local currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

     Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $(1,981,968), $5,716,000 and $(1,147,000) for the years ended December 31, 2004, 2003 and 2002, respectively.

     Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

     Cumulative Effect of Accounting Change — In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), which became effective for the Company as of the beginning of the third quarter of 2003. SFAS 150 affected the Company’s accounting for its two forward purchase agreements, then outstanding, covering 1,006,500 shares of the Company’s common stock. Prior to the adoption of SFAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of SFAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12,209,000. This amount has been reflected as the cumulative effect of an accounting change in the Company’s consolidated results of operations. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $37,992,000 to purchase the shares covered by these agreements. These share have been reflected as treasury stock in the Company’s consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50,034,000. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $167,000, was recognized in the Company’s consolidated results of operations.

     Recently Issued Accounting Pronouncements — In May 2004, the FASB issued FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). FSP 106-2 provides accounting and reporting guidance for plans for companies who have concluded that prescription drug benefits offered by their plan(s) are actuarially equivalent to Medicare Part D under the Act and therefore believe the plan(s) are entitled to receive the subsidy available under the Act. Although the final regulations for what benefits are actuarially equivalent have not been published, the Company’s actuaries have concluded that it is probable that the Company’s plan will be eligible for the subsidy. Therefore, the estimated subsidy has been reflected as a reduction in the accumulated postretirement benefit obligation at December 31, 2004 in the amount of $3,667,000. This change did not impact the measurement of net periodic postretirement benefit costs for the year ended December 31, 2004. The effect of the subsidy on the measurement of net periodic postretirement benefit cost for 2005 will be a decrease of $1,159,000.

     In October 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was signed into law. The Jobs Creation Act contains new provisions that may impact the Company’s U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Jobs Creation Act’s provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Jobs Creation Act offers to domestic manufacturers, and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective for all public entities in the first interim or annual reporting period beginning after June 15, 2005.

     Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.13 per diluted share of equity- and option-based compensation expense for 2005 (unaudited), assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R. As a result of the impending adoption of SFAS 123R, the Company decided to accelerate certain options to avoid additional compensation expense in 2005 and future years. See “Stock-Based Compensation” above.

Note 2: Plant Closing, Business Realignment and Other Related Costs

     Plant closing, business realignment and other related costs by segment for the last three years were as follows:

	Year Ended December 31,
(dollars in thousands)	2004	2003	2002

Amounts included in costs of sales:
Cooper Compression	$—	$—	$11,214

Amounts included in selling and administrative expenses:
Cameron	4,100	5,784	6,275
CCV	1,426	—	—
Cooper Compression	570	3,137	14,637
Corporate	—	5,652	1,193

	6,096	14,573	22,105

Total costs	$6,096	$14,573	$33,319

     During 2004, the Company’s selling and administrative expenses included $6,096,000 of severance costs, primarily related to a workforce reduction program at Cameron, which was completed as of December 31, 2004.

     During 2003, the Company’s selling and administrative expenses included plant closing, business realignment and other related costs totaling $14,573,000. This amount was comprised of (i) $6,181,000 for employee severance at Cameron and at Cooper Compression , (ii) $1,240,000 of other plant closure costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4,646,000 related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1,006,000 related to the

Company’s international tax restructuring activities, which were begun in 2002, and (v) $1,500,000 related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.

     During 2002, the Company recorded $33,319,000 of charges related to plant closing, business realignment and other related activities. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company’s other divisions consisted of (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company’s international tax restructuring activities.

     The number of employees terminated as a result of the above actions were approximately 406, 266 and 210 in 2004, 2003 and 2002, respectively.

     A summary of the impact on various liability accounts associated with the aforementioned actions taken in 2003 and 2002 follows:

	Balance at
	Beginning		Cash		Balance at
(dollars in thousands)	of Year	Additions	Disbursements	Other	End of Year

Severance	$1,322	$—	$(461)	$(623)	$238
Facility closure	4,873	—	(982)	(367)	3,524
Retained liabilities from sale of Rotating business	1,779	—	(433)	123	1,469
Environmental	4,380	—	(764)	(79)	3,537
Costs associated with an unsuccessful acquisition	481	—	(96)	(385)	—

Total	$12,835	$—	$(2,736)	$(1,331)	$8,768

Note 3: Acquisitions

     On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco International Inc. (Petreco), a Houston-based supplier of oil and gas separation products, for approximately $89,922,000, net of cash acquired and debt assumed. Petreco provides highly engineered, custom processing products to the oil and gas industry worldwide and provides the Company with additional product offerings that are complementary to its existing products. Petreco’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date.

     A preliminary purchase price allocation for the Petreco acquisition resulted in goodwill of approximately $68,654,000 at December 31, 2004, of which none will be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of Petreco’s intangible assets.

     On July 2, 2004, the Company acquired the assets of Unicel, Inc. (Unicel), a Louisiana-based supplier of oil separation products, for approximately $6,700,000 in cash and a note payable for $500,000. The Unicel acquisition expanded the product offering of Petreco. Unicel’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date.

     A preliminary purchase price allocation for the Unicel acquisition resulted in goodwill of approximately $5,702,000 at December 31, 2004, all of which should be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of Unicel’s assets and liabilities.

     On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), for approximately $79,668,000, net of cash acquired and debt assumed, subject to adjustment based upon the actual net assets of the businesses at the acquisition date. The operations acquired serve customers in the surface oil and gas production, pipeline and process markets. The results of the PCC entities acquired are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date.

     A preliminary purchase price allocation for the PCC acquisition resulted in goodwill of approximately $10,973,000 at December 31, 2004, of which the majority will not be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting additional information relating to the fair value of PCC’s assets and liabilities.

     During 2002, the Company’s acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in goodwill of approximately $32,315,000, excluding the impact of movements in foreign currencies. The majority of this goodwill resides in the CCV segment.

Note 4: Receivables

     Receivables consisted of the following:

	December 31,
(dollars in thousands)	2004	2003

Trade receivables	$414,150	$304,761
Other receivables	15,130	13,197
Allowance for doubtful accounts	(4,513)	(1,823)

Total receivables	$424,767	$316,135

Note 5: Inventories

     Inventories consisted of the following:

	December 31,
(dollars in thousands)	2004	2003

Raw materials	$63,674	$38,766
Work-in-process	119,073	142,328
Finished goods, including parts and subassemblies	346,247	360,154
Other	2,984	2,183

	531,978	543,431
Excess of current standard costs over LIFO costs	(29,487)	(32,907)
Allowance for obsolete and excess inventory	(47,778)	(37,317)

Total inventories	$454,713	$473,207

Note 6: Plant and Equipment, Goodwill and Other Assets

     Plant and equipment consisted of the following:

	December 31,
(dollars in thousands)	2004	2003

Land and land improvements	$36,832	$39,137
Buildings	219,764	203,072
Machinery and equipment	563,824	531,121
Tooling, dies, patterns, etc.	55,182	51,141
Office furniture & equipment	86,861	96,603
Capitalized software	76,903	114,332
Assets under capital leases	18,917	21,786
All other	14,830	13,116
Construction in progress	21,960	27,925

	1,095,073	1,098,233
Accumulated depreciation	(616,422)	(626,900)

Total plant and equipment	$478,651	$471,333

     Goodwill consisted of the following:

		December 31, 2004			December 31, 2003

		Accumulated	Net Book		Accumulated	Net Book
(dollars in thousands)	Gross	Amortization	Value	Gross	Amortization	Value

Cameron	$358,993	$ (135,435)	$223,558	$277,119	$ (131,212)	$145,907
CCV	170,356	(41,034)	129,322	148,134	(40,165)	107,969
Cooper Compression	103,186	(40,964)	62,222	103,186	(40,964)	62,222

Total goodwill	$632,535	$ (217,433)	$415,102	$528,439	$ (212,341)	$316,098

     The change in net goodwill from December 31, 2003 to December 31, 2004 resulted from the following (dollars in thousands):

Acquisition of Petreco, reflected in the Cameron segment	$68,654
Acquisition of Unicel, reflected in the Cameron segment	5,702
Acquisition of PCC Flow Technologies entities, primarily reflected in the CCV segment	10,973
Other	4,120
Translation	9,555

Total net change in goodwill	$99,004

     Other assets consisted of the following:

	December 31,
(dollars in thousands)	2004	2003

Long-term prepaid benefit costs of defined benefit pension plans	$137,086	$121,515
Deferred income taxes	61,487	52,086
Intangible assets related to pension plans	101	116
Other intangibles:
Gross	39,671	12,492
Accumulated amortization	(6,833)	(8,978)
Other	25,841	28,322

Total other assets	$257,353	$205,553

     Amortization associated with the Company’s capitalized software and other amortizable intangibles (primarily patents, trademarks and other) recorded as of December 31, 2004 is expected to approximate $8,627,000, $7,945,000, $7,647,000, $7,390,000 and $6,631,000 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Note 7: Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in thousands)	2004	2003

Trade accounts and accruals	$252,049	$173,081
Salaries, wages and related fringe benefits	89,654	62,976
Advances from customers	88,269	102,167
Payroll and other taxes	22,456	20,419
Product warranty	16,481	5,333
Deferred income taxes	13,505	12,074
Product liability	5,603	1,046
Accruals for plant closing, business realignment and other related costs	5,670	3,981
Other	23,185	16,249

Total accounts payable and accrued liabilities	$516,872	$397,326

     Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in thousands):

	Warranty	Charges
Balance	Provisions During	Against	Translation	Balance
December 31, 2003	the Year	Accrual	and Other	December 31, 2004

$5,333	16,265	(11,167)	6,050	$ 16,481

     Included in “Translation and Other” is $5,764,000 of product warranty accruals assumed with the Petreco and PCC acquisitions.

Note 8: Employee Benefit Plans

     Total net benefit plan expense associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

					Postretirement
	Pension Benefits				Benefits

(dollars in thousands)	2004	2003	2002	2004	2003	2002

Service cost	$7,036	$6,597	$6,359	$12	$11	$13
Interest cost	21,255	19,842	20,021	2,601	3,118	2,936
Expected return on plan assets	(27,795)	(23,440)	(25,572)	—	—	—
Amortization of prior service cost	(526)	(467)	(346)	(463)	(80)	(137)
Amortization of losses (gains) and other	7,988	7,838	4,322	747	—	(500)

Total net benefit plan expense	$7,958	$10,370	$4,784	$2,897	$3,049	$2,312

Net benefit plan expense:
U.S. plans	$2,819	$5,957	$2,388	$2,897	$3,049	$2,312
Foreign plans	5,139	4,413	2,396	—	—	—

Total net benefit plan expense	$7,958	$10,370	$4,784	$2,897	$3,049	$2,312

     The change in the benefit obligations associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2004	2003	2004	2003

Benefit obligation at beginning of year	$359,521	$306,309	$42,624	$47,472
Service cost	7,036	6,597	12	11
Interest cost	21,255	19,842	2,601	3,118
Plan participants’ contributions	549	817	—	—
Amendments	—	(2,131)	—	(3,825)
Curtailments	(250)	—	—	—
Actuarial losses (gains)	32,462	30,735	(14,798)	611
Exchange rate changes	14,943	17,631	—	—
Benefits paid directly or from plan assets	(20,947)	(20,279)	(3,767)	(4,763)

Benefit obligation at end of year	$414,569	$359,521	$26,672	$42,624

Benefit obligations at end of year:
U.S. plans	$198,689	$186,728	$26,672	$42,624
Foreign plans	215,880	172,793	—	—

Total obligation at end of year	$414,569	$359,521	$26,672	$42,624

     The total accumulated benefit obligation for the Company’s defined benefit pension plans was $389,762,000 and $338,198,000 at December 31, 2004 and 2003, respectively.

     The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2004	2003	2004	2003

Fair value of plan assets at beginning of year	$342,296	$286,150	$—	$—
Actual return on plan assets	25,853	38,735	—	—
Actuarial gains	5,010	1,927	—	—
Company contributions	18,210	18,678	3,767	4,763
Plan participants’ contributions	549	817	—	—
Exchange rate changes	13,250	15,697	—	—
Benefits paid from plan assets	(20,380)	(19,708)	(3,767)	(4,763)

Fair value of plan assets at end of year	$384,788	$342,296	$—	$—

Fair value of plan assets at end of year:
U.S. plans	$193,790	$186,288	$—	$—
Foreign plans	190,998	156,008	—	—

Total fair value of plan assets at end of year	$384,788	$342,296	$—	$—

     Asset investment allocations for the Company’s main defined benefit pension and postretirement benefit plans in the United States and the United Kingdom, which account for over 99% of total plan assets, are as follows:

			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

U.S. plan:
Equity securities	62%	58%	—	—
Fixed income debt securities and cash	38%	42%	—	—

U.K. plan:
Equity securities	48%	50%	—	—
Fixed income debt securities and cash	52%	50%	—	—

     In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2004 and 2003, the investment strategy has been designed to approximate the performance of market indexes. The actual asset allocations at December 31, 2004 approximated the targeted allocations.

     During 2004, the Company made contributions totaling $18,210,000 to the assets of its various defined benefit plans. Such contributions for 2005 are currently expected to approximate $8,000,000, assuming no change in the current discount rate or expected investment earnings.

     The net assets (liabilities) associated with the Company’s defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2004	2003	2004	2003

Plan assets less than benefit obligations at end of year	$(29,781)	$(17,225)	$(26,672)	$(42,624)
Unrecognized net loss	164,770	137,503	(12,455)	3,089
Unrecognized prior service cost	(3,510)	(4,039)	(3,448)	(3,911)
Unrecognized net transition obligation	—	—	—	—

Prepaid (accrued) pension cost	131,479	116,239	(42,575)	(43,446)
Underfunded plan adjustments recognized:
Accrued minimum liability	(2,542)	(1,637)	—	—
Intangible asset	101	116	—	—
Accumulated other comprehensive income, net of tax	1,507	939	—	—

Net assets (liabilities) recognized on balance sheet at end of year	$130,545	$115,657	$(42,575)	$(43,446)

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	2004	2003	2004	2003

Balance sheet classification at end of year:
Assets recognized:
U.S. plans	$71,021	$66,478	$—	$—
Foreign plans	66,166	55,153	—	—
Liabilities recognized:
U.S. plans	(3,893)	(3,707)	(42,575)	(43,446)
Foreign plans	(4,256)	(3,206)	—	—
Accumulated other comprehensive income, net of tax:
U.S. plans	331	272	—	—
Foreign plans	1,176	667	—	—

Total recognized	$130,545	$115,657	$(42,575)	$(43,446)

     The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

Assumptions related to net benefit costs:
Domestic plans:
Discount rate	6.25%	7.0%	6.25%	6.75%
Expected return on plan assets	8.75%	8.9%
Rate of compensation increase	4.5%	4.5%
Health care cost trend rate			11.0%	12.0%
Measurement date	1/1/2004	1/1/2003	10/1/2003	10/1/2002

International plans:
Discount rate	5.0 - 5.5%	6.0%
Expected return on plan assets	5.5 - 7.5%	6.0 - 8.0%
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%
Measurement date	12/31/2003	12/31/2002

Assumptions related to end of period benefit obligations:
Domestic plans:
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increase	4.5%	4.5%
Health care cost trend rate			10.0%	11.0%
Measurement date	12/31/2004	12/31/2003	10/1/2004	10/1/2003

International plans:
Discount rate	5.0 - 5.5%	5.5 - 5.75%
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%
Measurement date	12/31/2004	12/31/2003

     The discount rates used for valuation calculations were lowered in 2004 to reflect the decrease in long-term interest rates. Additionally, the expected long-term rates of return on assets used to compute expense for the year ended December 31, 2004 were lowered from rates used in 2003 to reflect estimated future investment returns and anticipated asset allocations and investment strategies.

     The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%.

     The health care cost trend rate is assumed to decrease gradually from 11.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-	One-percentage-
(dollars in thousands)	point Increase	point Decrease

Effect on total of service and interest cost components in 2004	$92	$(82)
Effect on postretirement benefit obligation as of December 31, 2004	$1,593	$(1,424)

     Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit		Accumulated Benefit
	Obligation in Excess		Obligation in Excess
	of Plan Assets		of Plan Assets

(dollars in thousands)	2004	2003	2004	2003

Fair value of applicable plan assets	$384,788	$156,464	$4,750	$4,493
Projected benefit obligation of applicable plans	$(414,569)	$(177,012)
Accumulated benefit obligation of applicable plans			$(12,898)	$(11,369)

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

     In addition, the Company’s domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched with shares of the Company’s Common stock or cash. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company’s expense under this plan for the years ended December 31, 2004, 2003 and 2002 amounted to $8,193,000, $8,050,000 and $8,192,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2004, 2003, and 2002 amounted to $8,020,000, $4,760,000 and $2,531,000, respectively.

     Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	U.S. Plans	Foreign Plans	U.S. Plans	Foreign Plans

Year ended December 31:
2005	$13,090	$5,015	$3,152	$—
2006	$12,867	$5,210	$3,129	$—
2007	$13,883	$5,418	$3,054	$—
2008	$13,538	$5,614	$2,991	$—
2009	$16,410	$5,811	$2,862	$—
2010 - 2014	$86,776	$32,194	$12,398	$—

     Certain of the Company’s employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

     Effective January 1, 2004, various postretirement benefit plans were consolidated to standardize the provisions across all plans and update the plan design to control rising costs, which resulted in an actuarial gain of $3,825,000 that will be amortized over ten years.

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

     The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares
	Broad Based	Long-term	Non-employee	Weighted
	Incentive	Incentive	Director	Average
	Plan	Plan	Plan	Exercise Prices

Stock options outstanding at December 31, 2001	1,932,068	4,924,807	337,224	$45.03

Options granted	1,012,800	614,802	42,000	$47.20
Options cancelled	(98,662)	(124,903)	(10,808)	$51.74
Options exercised	(44,987)	(311,841)	(54,946)	$32.34

Stock options outstanding at December 31, 2002	2,801,219	5,102,865	313,470	$45.92

Options granted	274,046	1,397,736	36,000	$44.26
Options cancelled	(164,725)	(302,156)	(65,516)	$53.23
Options exercised	(97,888)	(600,037)	(6,000)	$31.35

Stock options outstanding at December 31, 2003	2,812,652	5,598,408	277,954	$46.32

Options granted	37,400	601,062	36,000	$50.56
Options cancelled	(91,201)	(253,021)	(37,740)	$55.09
Options exercised	(479,496)	(909,755)	(48,030)	$38.19

Stock options outstanding at December 31, 2004	2,279,355	5,036,694	228,184	$47.75

Weighted-average exercise price of options outstanding at December 31, 2004	$45.20	$48.54	$55.88	$47.75

     Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2004 was as follows:

			Options Outstanding			Options Exercisable

				Weighted-
			Number	Average Years	Weighted-	Number	Weighted-
Range of			Outstanding as	Remaining on	Average	Exercisable as	Average
Exercise Prices			of 12/31/2004	Contractual Life	Exercise Price	of 12/31/2004	Exercise Price

$24.19	—	$33.00	876,679	6.01	$31.31	876,679	$31.31
$34.34	—	$42.69	755,181	4.30	$39.92	739,354	$39.92
$42.75	—	$42.93	1,209,628	8.87	$42.93	353,034	$42.93
$43.67	—	$46.34	158,402	5.59	$45.62	100,736	$45.91
$46.91	—	$46.91	1,315,002	7.87	$46.91	1,302,436	$46.91
$47.06	—	$50.31	802,842	6.20	$49.17	493,757	$48.47
$50.81	—	$53.43	268,045	4.67	$51.94	253,379	$51.88
$53.72	—	$53.72	1,229,118	5.12	$53.72	1,229,118	$53.72
$54.41	—	$78.94	900,081	2.94	$66.73	899,231	$66.74
$79.94	—	$79.94	29,255	3.47	$79.94	29,255	$79.94

$24.19	—	$79.94	7,544,233	6.06	$47.75	6,276,979	$48.32

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

     As of December 31, 2004, shares reserved for future grants under the Broad Based Incentive, Long-term Incentive and Non-employee Director Stock Option Plans were 104,420, 1,897,862 and 337,752, respectively.

     Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2004, 2003 and 2002 would have been $13.14, $14.67 and $17.09, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2003 and 2002 would have been $15.45 and $14.52, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,

	2004	2003	2002

Expected life (in years)	3.5	3.4	3.3
Risk-free interest rate	3.1%	2.6%	2.4%
Volatility	29.0%	41.8%	47.6%
Dividend yield	0.0%	0.0%	0.0%

     Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.

Employee Stock Purchase Plan

     Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company’s Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company’s Common stock. Under the 2003/2004 plan, more than 1,700 employees elected to purchase approximately 173,000 shares of the Company’s Common stock at $40.71 per share, or 85% of the market price of the Company’s Common stock on July 31, 2004, if lower. A total of 162,440 shares were purchased at $35.85 per share on July 31, 2003 under the 2002/2003 plan. However, due to the requirement of SFAS 123R to recognize expense associated with this plan, the Company elected not to offer this plan in 2004.

Note 10: Long-term Debt

     The Company’s debt obligations were as follows:

	December 31,

(dollars in thousands)	2004	2003

Senior notes, net of $103 of unamortized original issue discount	$200,473	$—
Convertible debentures, net of $0 of unamortized original issue discount ($62,446 at December 31, 2003)	253,750	458,310
Other debt	4,475	3,399
Obligations under capital leases	6,976	7,363

	465,674	469,072
Current maturities	(7,319)	(265,011)

Long-term portion	$458,355	$204,061

     On March 12, 2004, the Company issued the senior notes due 2007 (the Senior Notes) in the aggregate amount of $200,000,000, with an interest rate of 2.65%, payable semi-annually on April 15 and October 15. In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150,000,000 of its Senior Notes to take advantage of short-term interest rates available. Under these agreements, the Company receives interest from the counterparties at fixed rates of 2.65% and pays to the counterparties a floating rate of approximately LIBOR minus 0.8%. The hedges are considered perfectly effective against changes in the fair value of the debt due to the terms of the debt instrument and the hedge being the same, therefore there is no impact on the Consolidated Results of Operations for any changes in the fair value of the hedges. In accordance with SFAS 133, the shortcut method applies and there is no need to periodically reassess the effectiveness of the hedge during the term of the swaps, subject to any material change in the credit quality of the counterparties to these hedges. The swap agreements are recorded at fair value and are classified in Other Long-Term Assets with the offset to Long-Term Debt on the accompanying Consolidated Balance Sheets. The aggregate fair value of the swaps was a an asset of $575,319 as of December 31, 2004.

     On May 11 and June 10, 2004, the Company issued an aggregate amount of $230,000,000 and $8,000,000, respectively, of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company’s common stock at a rate of 14.4857 shares per debenture, or $69.03 per share. The holders can convert the debentures into the Company’s common stock only under the following circumstances:

•	during any quarter in which the sales price of the Company’s common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding quarter;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;

•	upon fundamental changes in the ownership of the Company’s common stock, which would include a change of control as defined in the debenture agreement.

     At any time before conversion, the Company may irrevocably elect to satisfy with cash its conversion obligation for up to 100% of the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company’s common stock. The Company has elected to use the “cash pay” provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption.

     On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the Zero-Coupon Convertible Debentures) with an aggregate principal amount at maturity of approximately $320,756,000, and was repurchased in May 2004 for $259,524,000, net of unamortized discounts of $61,200,000.

     The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company’s common stock at a rate of 10.5158 shares per debenture, or $95.095 per share. In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures.

     The net proceeds from the Senior Notes and the 1.5% Convertible Debentures were used to retire the Company’s Zero-Coupon Convertible Debentures and 1.75% Convertible Debentures, and for other purposes, including share repurchases.

     In connection with the early retirement of the Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures, the Company recorded a $6,844,000 pre-tax charge to write off the unamortized debt issuance costs associated with these debentures during the second quarter of 2004. This charge has been reflected in the caption entitled “Interest Expense” in the accompanying Consolidated Results of Operations.

     As of December 31, 2004, the Company was party to a credit agreement (the Credit Agreement) with various banks, which provides for a multi-currency borrowing capacity, plus the ability to issue letters of credit, totaling $200,000,000, expiring December 12, 2007. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.40%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility, plus a usage fee of 0.125% on the outstanding borrowings if such amounts exceed 33% of the total amount committed, or approximately $66,000,000. The Credit Agreement also contains certain covenants including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2004.

     In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

     Other debt has a weighted-average interest rate of 2.0% at December 31, 2004 (4.13% at December 31, 2003).

     Future maturities of the Company’s debt (excluding capital leases) are approximately $16,087,000 in 2006, $200,473,000 in 2007 and $238,000,000 in 2009. Maturities in 2006 include $15,750,000 related to the 1.75% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 18, 2006 and maturities in 2009 include $238,000,000 related to the 1.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009. During February 2005, the Company retired $15,000,000 of the remaining 1.75% Convertible Debentures.

     Interest paid during the years ended December 31, 2004, 2003 and 2002 approximated $16,619,000, $4,143,000, and $4,901,000, respectively. Capitalized interest during these same periods totaled $0, $0, and $371,000, respectively.

Note 11: Leases

     The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2004, 2003 and 2002 were $23,157,000, $21,226,000, and $14,583,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

	Capital	Operating
(dollars in thousands)	Lease Payments	Lease Payments

Year ended December 31:
2005	$3,180	$19,706
2006	2,105	12,126
2007	1,167	11,124
2008	442	8,698
2009	237	8,334
Thereafter	—	89,181

Future minimum lease payments	7,131	149,169
Less: amount representing interest	(155)	—

Lease obligations at December 31, 2004	$6,976	$149,169

Note 12: Income Taxes

     The components of income (loss) before income taxes were as follows:

	Year Ended December 31,

(dollars in thousands)	2004	2003	2002

Income (loss) before income taxes:
U.S. operations	$23,814	$21,590	$(1,958)
Foreign operations	109,105	56,013	87,103

Income before income taxes	$132,919	$77,603	$85,145

     The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,

(dollars in thousands)	2004	2003	2002

Current:
U.S. federal	$8,831	$4,574	$2,559
U.S. state and local	1,119	1,032	1,835
Foreign	18,835	20,288	21,962

	28,785	25,894	26,356

Deferred:
U.S. federal	6,046	(293)	(4,768)
U.S. state and local	909	(44)	(717)
Foreign	2,764	(5,195)	3,805

	9,719	(5,532)	(1,680)

Income tax provision	$38,504	$20,362	$24,676

     The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,

(dollars in thousands)	2004	2003	2002

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	0.85	1.26	0.20
Tax exempt income	(2.13)	(5.76)	(3.08)
Foreign statutory rate differential	(8.77)	(14.84)	(6.36)
Change in valuation allowance on deferred tax assets	0.21	7.08	0.81
Nondeductible expenses	1.77	2.30	1.03
Foreign income currently taxable in U.S.	2.11	1.29	—
All other	(0.07)	(0.09)	1.38

Total	28.97%	26.24%	28.98%

Total income taxes paid	$38,853	$16,132	$25,821

     Components of deferred tax assets (liabilities) were as follows:

	December 31,

(dollars in thousands)	2004	2003

Deferred tax liabilities:
Plant and equipment	$(30,544)	$(37,523)
Inventory	(50,813)	(46,195)
Pensions	(38,884)	(36,687)
Other	(23,777)	(37,135)

Total deferred tax liabilities	(144,018)	(157,540)

Deferred tax assets:
Postretirement benefits other than pensions	16,544	16,618
Reserves and accruals	33,154	27,342
Net operating losses and related deferred tax assets	135,095	137,978
Other	49	536

Total deferred tax assets	184,842	182,474

Valuation allowance	(23,860)	(23,613)

Net deferred tax assets (liabilities)	$16,964	$1,321

     During the last three years, certain of the Company’s international operations have incurred losses that have not been tax benefited, while others utilized part of the unrecorded benefit of prior year losses. As a result of the foregoing, the valuation allowances established in prior years were increased in 2004, 2003, and 2002, respectively, by $247,000, $5,492,000, and $694,000 with a corresponding increase in the Company’s income tax expense.

     At December 31, 2004, the Company had U.S. net operating loss carryforwards of approximately $294,000,000 that will expire in 2020 — 2023 if not utilized. At December 31, 2004, the Company had net operating loss carryforwards of approximately $36,000,000 and $10,000,000 in Brazil and Germany, respectively, that had no expiration periods. The Company had a valuation allowance of $23,860,000 as of December 31, 2004 against the net operating loss and other carryforwards. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

     The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $6,645,000, $4,831,000, and $2,944,000 in 2004, 2003, and 2002, respectively.

     The Company considers that all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, to essentially be permanently reinvested. An estimate of these amounts considered permanently reinvested is $415,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

     On October 22, 2004, the American Jobs Creation Act of 2004 was passed into law creating a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%. As stated above, the Company considers unremitted earnings of its foreign subsidiaries, with certain exceptions, to be permanently reinvested. The Company will make no change in this assumption until all factors on the utilization of this special provision have been reviewed. If the Company were to repatriate the entire $415,000,000 described above, a U.S. tax liability of approximately $22,000,000 would occur.

Note 13: Stockholders’ Equity

Common Stock

     Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. In August 2004, the Company’s Board of Directors approved the repurchase of up to 5,000,000 shares of the Company’s Common stock through the open market or structured purchases, replacing all previous share repurchase authorizations. As of December 31, 2004, the Company had repurchased approximately 625,000 shares under the August 2004 resolution and had remaining authority to repurchase approximately 4,375,000 additional shares.

     Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common	Treasury	Shares
	Stock	Stock	Outstanding

Balance — December 31, 2001	54,566,054	(571,320)	53,994,734
Stock issued under stock option and other employee benefit plans	—	516,366	516,366

Balance — December 31, 2002	54,566,054	(54,954)	54,511,100
Purchase of treasury stock	—	(1,251,900)	(1,251,900)
Stock issued under stock option and other employee benefit plans	367,604	176,254	543,858

Balance — December 31, 2003	54,933,658	(1,130,600)	53,803,058
Purchase of treasury stock	—	(1,965,800)	(1,965,800)
Stock issued under stock option and other employee benefit plans	—	1,300,557	1,300,557

Balance — December 31, 2004	54,933,658	(1,795,843)	53,137,815

     At December 31, 2004, 11,106,127 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2004, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

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

Retained Earnings

     Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,221,000,000 at December 31, 2004.

Note 14: Business Segments

     The Company’s operations are organized into three separate business segments — Cameron, CCV and Cooper Compression.

     Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers, separation equipment and aftermarket parts and services. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Based upon the amount of equipment installed worldwide and available industry data, Cooper Compression is a leading provider of compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

     The Company’s primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, engineering and construction companies, drilling operators, pipeline companies, refiners and other industrial and petrochemical processing companies. Cooper Compression’s customers also include manufacturers and companies in the air separation, power production and chemical process industries.

     The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

     The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2004, 2003 and 2002, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $31,849,000, $28,703,000 and $28,020,000, respectively. Cameron accounted for 84%, 85% and 85% of each respective year’s total costs.

     Summary financial data by segment follows:

	For the Year Ended December 31, 2004
			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$1,402,796	$350,095	$339,954	$—	$2,092,845

Depreciation and amortization	$51,330	$12,197	$16,896	$2,418	$82,841
Interest income	$—	$—	$—	$(4,874)	$(4,874)
Interest expense	$—	$—	$—	$17,753	$17,753

Income (loss) before income taxes and cumulative effect of accounting change	$118,828	$37,836	$24,627	$(48,372)	$132,919

Capital expenditures	$28,929	$13,717	$6,853	$3,982	$53,481

Total assets	$1,430,256	$404,360	$294,624	$227,190	$2,356,430

	For the Year Ended December 31, 2003
			Cooper	Corporate &
(dollars in thousands)	Cameron	CCV	Compression	Other	Consolidated

Revenues	$1,018,517	$307,054	$308,775	$—	$1,634,346

Depreciation and amortization	$51,211	$12,724	$17,210	$2,420	$83,565
Interest income	$—	$—	$—	$(5,198)	$(5,198)
Interest expense	$—	$—	$—	$8,157	$8,157

Income (loss) before income taxes and cumulative effect of accounting change	$63,364	$33,694	$10,268	$(29,723)	$77,603

Capital expenditures	$40,153	$9,664	$7,152	$7,696	$64,665

Total assets	$1,233,172	$320,982	$298,020	$288,511	$2,140,685

	For the Year Ended December 31, 2003
			Cooper	Corporate &
(dollars in thousands)	Cameron	CCV	Compression	Other	Consolidated

Revenues	$918,677	$273,507	$345,916	$—	$1,538,100

Depreciation and amortization	$46,040	$10,122	$19,216	$2,529	$77,907
Interest income	$—	$—	$—	$(8,542)	$(8,542)
Interest expense	$—	$—	$—	$7,981	$7,981

Income (loss) before income taxes and cumulative effect of accounting change	$76,261	$37,290	$(8,477)	$(19,929)	$85,145

Capital expenditures	$39,253	$9,266	$9,689	$23,940	$82,148

Total assets	$1,067,598	$303,506	$300,665	$325,901	$1,997,670

     For internal management reporting, and therefore the above segment information, consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item. Spending for the Company’s enterprise-wide software upgrade has been reflected as a Corporate capital expenditure since 2001. In connection with the initial implementation of this system in 2002, amortization expense, as well as the associated asset, is being reflected in each segment’s information above for 2004 and 2003.

     Geographic revenue by shipping location and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	2004	2003	2002

Revenues:
United States	$1,016,125	$833,935	$836,264
United Kingdom	444,134	288,693	256,213
Other foreign countries	632,586	511,718	445,623

Total revenues	$2,092,845	$1,634,346	$1,538,100

Long-lived assets:
United States	$559,987	$468,717	$505,069
United Kingdom	130,057	126,758	117,752
Other foreign countries	236,547	195,586	158,535

Total long-lived assets	$926,591	$791,061	$781,356

Note 15: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

     At December 31, 2004, the Company was contingently liable with respect to approximately $133,734,000 of standby letters of credit issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company’s products under contracts with customers throughout the world. The Company was also liable for approximately $25,452,000 of bank guarantees, insurance bonds, and letters of credit used to secure certain financial obligations of the Company. While many of the letters of credit expire within the next one to three years, the Company would expect to continue to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $1,494,000 at December 31, 2004. Approximately $725,600 of the Company’s cash at December 31, 2004 was restricted for use in support of a portion of the standby letters of credit above and to satisfy certain other third-party obligations.

     The Company’s other off-balance sheet risks were not material.

Concentrations of Credit Bisk

     Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2004.

Fair Value of Financial Instruments

     The Company’s financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

     The Company’s short-term investments at December 31, 2003 (which consisted entirely of available-for-sale securities) consisted of auction rate preferred stock of which the carrying amount and fair value was $22,033,000.

     The primary portion of the Company’s debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2004 was $8,201,000 lower than the fair value. The difference between book value and fair value on the Company’s other fixed-rate debt was not material. Additional information on the Company’s debt may be found in Note 10 of the Notes to Consolidated Financial Statements.

Note 16: Summary of Noncash Investing and Financing Activities

     The effect on net assets of noncash investing and financing activities was as follows:

	Year Ended December 31,
(dollars in thousands)	2004	2003

Common stock issued for employee stock ownership plans	$(189)	$5,831
Tax benefit of certain employee stock benefit plan transactions	$6,645	$4,831
Other	$(69)	$(579)

Note 17: Earnings Per Share

     The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in thousands)	2004	2003	2002

Income before cumulative effect of accounting change	$94,415	$57,241	$60,469
Cumulative effect of accounting change	—	12,209	—

Net income	94,415	69,450	60,469
Add back interest on convertible debentures, net of tax	—	5,248	5,024

Net income (assuming conversion of convertible debentures)	$94,415	$74,698	$65,493

Average shares outstanding (basic)	53,272	54,403	54,215
Common stock equivalents	582	665	862
Incremental shares from assumed conversion of convertible debentures	—	4,732	4,732

Shares utilized in diluted earnings per share calculation	53,854	59,800	59,809

	Year Ended December 31,
	2004	2003	2002

Basic earnings per share:
Before cumulative effect of accounting change	$1.77	$1.05	$1.12
Cumulative effect of accounting change	—	0.23	—

Net income per share	$1.77	$1.28	$1.12

	Year Ended December 31,
	2004	2003	2002

Diluted earnings per share:
Before cumulative effect of accounting change	$1.75	$1.04	$1.10
Cumulative effect of accounting change	—	0.21	—

Net income per share	$1.75	$1.25	$1.10

     Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company’s Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures for the years ended December 31, 2003 and 2002. For the year ended December 31, 2004, these debentures were anti-dilutive. The Company’s 1.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2004, since the Company irrevocably elected to use the “cash pay” provision contained therein.

Note 18: Accumulated Other Elements of Comprehensive Income

     Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in thousands)	2004	2003

Accumulated foreign currency translation gain	$96,600	$56,268
Accumulated adjustments to record minimum pension liabilities, net of tax	(1,507)	(939)
Difference between cost and fair value of short-term investments and other, net of tax	(119)	—

	$94,974	$55,329

Note 19: Unaudited Quarterly Operating Results

     Unaudited quarterly operating results were as follows:

	2004 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4

Revenues	$462,497	$544,633	$538,467	$547,247
Gross margin[1]	$116,758	$128,211	$143,182	$144,424
Plant closing, business realignment and other related costs	$3,494	$562	$95	$1,945
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	$—	$—	$4,319	$5,365
Net income	$17,250	$18,683	$29,484	$28,998
Earnings per share:
Basic	$0.32	$0.35	$0.56	$0.54
Diluted	$0.31	$0.35	$0.55	$0.54

	2003 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4

Revenues	$361,073	$400,913	$429,153	$443,207
Gross margin[1]	$103,975	$117,559	$123,730	$107,432
Plant closing, business realignment and other related costs	$5,500	$—	$5,862	$3,211
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	$—	$5,899	$2,857	$7,176
Income before cumulative effect of accounting change	$8,411	$20,753	$24,017	$4,060
Net income	$8,411	$20,753	$36,226	$4,060
Earnings per share:
Basic —
Income before cumulative effect of accounting change	$0.15	$0.38	$0.44	$0.08
Net income	$0.15	$0.38	$0.67	$0.08
Diluted —
Income before cumulative effect of accounting change	$0.15	$0.37	$0.42	$0.07
Net income	$0.15	$0.37	$0.63	$0.07

1 Gross margin equals revenues less cost of sales before depreciation and amortization.

Note 20: Contingencies

     The Company is subject to a number of contingencies which include environmental matters, litigation and tax contingencies.

Environmental Matters

     The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third party audit program, believes it is in substantial compliance with these regulations.

     Cooper Cameron has been identified as a potentially responsible party (“PRP”) with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) or similar state laws. The Company’s involvement at three of the sites is believed to be at a de minimis level. The fourth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. As of December 31, 2004, the Company’s consolidated financial statements include a liability balance of $7,300,000 for environmental matters.

Legal Matters

     Cooper Cameron is a named defendant in three lawsuits regarding contaminated underground water in a residential area adjacent to a former manufacturing site of one of its predecessors. In Valice v. Cooper Cameron Corporation (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), the plaintiffs claim that the contaminated underground water has reduced property values and threatens the health of the area residents and request class action status which, to date, has not been granted. The plaintiffs seek an analysis of the contamination, reclamation, and recovery of actual damages for the loss of property value. There are approximately 150 homes in the affected area with an estimated aggregate appraised value of $150 million. In Oxman vs. Meador, Marks, Heritage Texas Properties, and Cooper Cameron Corporation (80th Jud. Dist. Ct., Harris County, filed February 7, 2003), and Kramer v. Cooper Cameron (190th Judicial District, Harris County, filed May 29, 2003), the plaintiffs purchased property in the area and allege a failure by the defendants to disclose the presence of contamination and seek to recover unspecified monetary damages. The Company has been and is currently working with the Texas Commission on Environmental Quality and continues to monitor the underground water in the area. The Company is of the opinion that there is no risk to area residents and that the lawsuits essentially reflect concerns over possible declines in property value. In an effort to mitigate homeowners’ concerns and reduce potential exposure from any such decline in property values, the Company has entered into 22 written agreements with residents that obligate the Company to either reimburse sellers in the area for the estimated decline in value due to a potential buyer’s concerns related to the contamination or to purchase the property after an agreed marketing period. Twelve of these agreements remain outstanding. To date the Company has three properties it has purchased that remain unsold, with an appraised value of $11,315,000. The Company has also negotiated settlements with owners of four properties sold in the area which were not subject to any written agreement with the Company. The Company has recognized total expenses of $4,839,000 related to the various agreements with homeowners. The Company believes any potential exposure from these agreements, or, based on its review of the facts and law, any potential exposure from these, or similar, suits will not have a material adverse effect on its results of operations, financial condition or liquidity.

     Cooper Cameron has been named defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995, 132 of which have been closed and 262 which remain open. Of the 132 cases closed, 45 have been by a settlement at a cost of approximately $19,000 per case. The Company made no settlement payments in the remaining 87 cases. As of December 31, 2004, the Company’s Consolidated Balance Sheet included a liability of $3,364,000 for the 262 cases which remain open. The Company believes, based on its review of the facts and law, that the potential exposure from the remaining suits will not have a material adverse effect on its results of operations, financial condition or liquidity.

Tax Contingencies

     The Company has operations in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liability for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority’s interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Selected Consolidated Historical Financial Data of Cooper Cameron Corporation

     The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2004. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002	2001	2000

Income Statement Data:
Revenues	$2,092,845	$1,634,346	$1,538,100	$1,562,899	$1,383,733

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization)	1,560,268	1,181,650	1,102,504	1,081,078	985,404
Selling and administrative expenses	300,124	288,569	273,105	251,303	264,173
Depreciation and amortization	82,841	83,565	77,907	83,095	75,321
Non-cash write-down of technology investment	3,814	—	—	—	—
Interest income	(4,874)	(5,198)	(8,542)	(8,640)	(2,976)
Interest expense	17,753	8,157	7,981	13,481	18,038

Total costs and expenses	1,959,926	1,556,743	1,452,955	1,420,317	1,339,960

Income before income taxes and cumulative effect of accounting change	132,919	77,603	85,145	142,582	43,773
Income tax provision	(38,504)	(20,362)	(24,676)	(44,237)	(16,113)

Income before cumulative effect of accounting change	94,415	57,241	60,469	98,345	27,660
Cumulative effect of accounting change	—	12,209	—	—	—

Net income	$94,415	$69,450	$60,469	$98,345	$27,660

Basic earnings per share:
Before cumulative effect of accounting change	$1.77	$1.05	$1.12	$1.82	$0.52
Cumulative effect of accounting change	—	0.23	—	—	—

Net income per share	$1.77	$1.28	$1.12	$1.82	$0.52

Diluted earnings per share:
Before cumulative effect of accounting change	$1.75	$1.04	$1.10	$1.75	$0.50
Cumulative effect of accounting change	—	0.21	—	—	—

Net income per share	$1.75	$1.25	$1.10	$1.75	$0.50

Balance Sheet Data (at the end of period):
Total assets	$2,356,430	$2,140,685	$1,997,670	$1,875,052	$1,493,873
Stockholders’ equity	$1,228,247	$1,136,723	$1,041,303	$923,281	$842,279
Long-term debt	$458,355	$204,061	$462,942	$459,142	$188,060
Other long-term obligations	$141,568	$119,982	$118,615	$114,858	$117,503

Reconciliation of GAAP to Non-GAAP Financial Information

	Year ended December 31, 2004
		Cooper
		Cameron	Cooper	Corporate and
(dollars in thousands)	Cameron	Valves	Compression	other	Total

Income (loss) before income taxes and cumulative effect of accounting change	$118,828	$37,836	$24,627	$(48,372)	$132,919
Depreciation and amortization	51,330	12,197	16,896	2,418	82,841
Interest income	—	—	—	(4,874)	(4,874)
Interest expense	—	—	—	17,753	17,753

EBITDA	$170,158	$50,033	$41,523	$(33,075)	$228,639

EBITDA (as a percent of revenues)	12.1%	14.3%	12.2%	N/A	10.9%

	Year ended December 31, 2003
		Cooper
		Cameron	Cooper	Corporate and
(dollars in thousands)	Cameron	Valves	Compression	other	Total

Income (loss) before income taxes and cumulative effect of accounting change	$63,364	$33,694	$10,268	$(29,723)	$77,603
Depreciation and amortization	51,211	12,724	17,210	2,420	83,565
Interest income	—	—	—	(5,198)	(5,198)
Interest expense	—	—	—	8,157	8,157

EBITDA	$114,575	$46,418	$27,478	$(24,344)	$164,127

EBITDA (as a percent of revenues)	11.2%	15.1%	8.9%	N/A	10.0%

	Year ended December 31, 2002
		Cooper
		Cameron	Cooper	Corporate and
(dollars in thousands)	Cameron	Valves	Compression	other	Total

Income (loss) before income taxes and cumulative effect of accounting change	$76,261	$37,290	$(8,477)	$(19,929)	$85,145
Depreciation and amortization	46,040	10,122	19,216	2,529	77,907
Interest income	—	—	—	(8,542)	(8,542)
Interest expense	—	—	—	7,981	7,981

EBITDA	$122,301	$47,412	$10,739	$(17,961)	$162,491

EBITDA (as a percent of revenues)	13.3%	17.3%	3.1%	N/A	10.6%

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
E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. Thursday, May 5, 2005, at the Company’s corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 21, 2005.

Stockholders of Record

The approximate number of record holders of Cooper Cameron common stock was 1,423 as of February 18, 2005.

Common Stock Prices

Cooper Cameron common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2004 and 2003 was as follows:

	High	Low	Last
2004
First Quarter	$49.49	$40.05	$44.05
Second Quarter	50.81	42.93	48.70
Third Quarter	55.30	46.96	54.84
Fourth Quarter	56.74	47.24	53.81

	High	Low	Last
2003
First Quarter	$54.55	$44.00	$49.51
Second Quarter	55.60	44.80	50.38
Third Quarter	51.50	45.00	46.21
Fourth Quarter	48.66	40.98	46.60

The following documents are available on the Company’s website at www.coopercameron.com:

•	The Company’s filings with the Securities and Exchange Commission (SEC).

•	The charters of the Committees of the Board.

•	Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.