Form 10-K, Exhibit 13
period 2005-12-31
COOPER CAMERON CORP
filed 2006-03-06
CIK 941548

Exhibit 13.1
Management’s Discussion and Analysis of Results of Operations and
Financial Condition of Cooper Cameron Corporation
     The following discussion of Cooper Cameron Corporation’s (the Company or Cooper Cameron) historical results of operations and financial condition should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding and have been revised to reflect the 2-for-1 stock split effective December 15, 2005.
Overview
     The Company’s operations are organized into three business segments — Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. Cameron’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron’s customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, oilfield rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Cooper Compression provides reciprocating and centrifugal compression equipment and related aftermarket parts and services. The Company’s compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and in a variety of other industries around the world.
     In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis and elsewhere in this report, may include forward-looking statements regarding the Company’s future revenues and earnings, equity compensation charges, cash generated from operations, costs associated with integrating the recently acquired Flow Control segment of Dresser, Inc. (the Dresser Flow Control Acquisition) and capital expenditures, as well as expectations regarding rig activity, oil and gas demand and pricing and order activity, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business (including social issues related to the integration of the Dresser Flow Control Acquisition); prices and availability of raw materials; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company’s judgment of how such changes might affect customers’ spending, which may impact the Company’s financial results. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.
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
     The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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
     Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 13% and 15% of the Company’s revenue for the years ended December 31, 2005 and 2004, respectively, was recognized under SOP 81-1.
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
     Inventories — The Company’s aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. During 2005, 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $4.0 million, $9.7 million and $15.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. The Company provides a reserve for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2005 and 2004, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of these revisions was to increase the required reserve as of December 31, 2005 and 2004 by $9.9 million and $6.6 million, respectively. If future conditions cause a reduction in the Company’s current estimate of realizable value, additional provisions may be required.
     Goodwill — The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2005, 2004 and 2003 evaluations, the fair value was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Based upon each of the Company’s annual evaluations, no impairment of goodwill was required. However, should the Company’s estimate of the fair value of any of its reporting units decline dramatically in future periods, an impairment of goodwill could be required.
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
     Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.
     Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2005, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $289.0 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.
     Pension Accounting — The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. See Note 8 of the Notes to Consolidated Financial Statements for the amounts of pension expense included in the Company’s Results of Operations and the Company’s contributions to the pension plans for the years ended December 31, 2005, 2004 and 2003, as well as the unrecognized net loss at December 31, 2005 and 2004.
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
     A significant reason for the increase in pension expense since 2002 is the difference between the actual and assumed rates of return on plan assets in prior years. During 2001 and 2002, the Company’s pension assets earned substantially less than the assumed rates of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2003, 2004 and again in 2005, the Company lowered the assumed rate of return for the assets in these plans. The plans earned significantly more than the assumed rates of return in 2005 and 2003 and slightly less than the assumed rate of return in 2004.
     The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2006, and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2005 for the Company’s pension plans:

	Increase (decrease)	Increase (decrease)
	in 2006 Pre-tax	in PBO at
(dollars in millions)	Pension Expense	December 31, 2005

Change in Assumption:
25 basis point decrease in discount rate	$1.0	$13.8
25 basis point increase in discount rate	$(0.9)	$(13.8)
25 basis point decrease in expected return on assets	$1.0	—
25 basis point increase in expected return on assets	$(1.0)	—
Financial Summary
     The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,
	2005	2004	2003

Revenues	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	71.3	74.5	72.3
Selling and administrative expenses	15.2	14.3	17.7
Depreciation and amortization	3.1	3.9	5.1
Non-cash write-down of technology investment	—	0.2	—
Interest income	(0.5)	(0.2)	(0.3)
Interest expense	0.5	0.9	0.5

Total costs and expenses	89.6	93.6	95.3

Income before income taxes and cumulative effect of accounting change	10.4	6.4	4.7
Income tax provision	(3.6)	(1.9)	(1.2)

Income before cumulative effect of accounting change	6.8	4.5	3.5
Cumulative effect of accounting change	—	—	0.7

Net income	6.8%	4.5%	4.2%

Results of Operations
Consolidated Results — 2005 Compared to 2004
     The Company had net income of $171.1 million, or $1.52 per share, for the year ended December 31, 2005 compared to $94.4 million, or $0.88 per share for the year ended December 31, 2004, an increase in earnings per share of 72.7%. The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at the Cameron division.

Revenues
     Revenues for 2005 totaled $2.518 billion, an increase of 20.3% from 2004 revenues of $2.093 billion. Revenues increased in each of the Company’s segments and across all product lines, except subsea, due to increased drilling and production activity in the Company’s markets primarily resulting from high oil and gas prices. Entities acquired during 2004 and 2005 accounted for approximately $262.9 million, or 61.9%, of the growth in revenues in 2005. A discussion of revenue by segment may be found below.
Cost and Expenses
     Costs of sales (exclusive of depreciation and amortization) for 2005 totaled $1.796 billion, an increase of 15.1% from 2004’s $1.560 billion. As a percentage of revenue, cost of sales (exclusive of depreciation and amortization) for 2005 decreased to 71.3% from 74.6% in 2004. The decrease in cost of sales as a percentage of revenue is due to (i) improved pricing in the Cameron and CCV businesses, (ii) a shift towards higher-margin products (primarily surface and drilling equipment) and (iii) the application of relatively fixed overhead to a larger revenue base in Cameron and CCV. The declines were partially offset by (i) rising material costs in the Cooper Compression segment that the Company was not able to pass through to its customers, (ii) $11.2 million of higher warranty expense and provisions for excess inventory, primarily in Cameron, and (iii) a decrease of approximately $5.7 million in non-cash LIFO income recognized during 2005 in the Cooper Compression segment.
     Selling and administrative expenses for 2005 were $381.3 million, an increase of $81.2 million, or 27.0%, from $300.1 million for 2004. Businesses acquired during 2004 and 2005 contributed $32.7 million, or 40.3%, of the increase. The remaining increase in selling and administrative expense for 2005 was primarily due to (i) higher headcount resulting from increased activity levels within the segments, (ii) $2.8 million related to non-cash stock compensation expense, (iii) an increase in bonus and sales incentive accruals based on the Company’s improved financial performance for the year and (iv) a $7.2 million increase in legal and environmental costs. These increases were partially offset by a $6.1 million reduction in severance costs, primarily associated with a workforce reduction program at the Cameron division, which were recorded in 2004.
     Depreciation and amortization expense for 2005 was $78.4 million, a decrease of $4.4 million from $82.8 million for 2004. The decrease in depreciation and amortization was primarily attributable to assets becoming fully depreciated, partially offset by approximately $5.7 million of additional depreciation and amortization relating to businesses acquired during 2004 and 2005. The Company’s capital spending for the three years in the period ended December 31, 2005 has been lower than its annual depreciation and amortization expense for those same periods, which has contributed to the decline in depreciation expense for 2005.
     Interest income for 2005 was $13.1 million as compared to $4.9 million in 2004. The increase in interest income was attributable to higher excess cash balances available for investment during 2005 and higher short-term interest rates the Company has received on its invested cash balances.
     Interest expense for 2005 totaled $12.0 million compared to $17.8 million in 2004. The decrease in interest expense is primarily attributable to $6.8 million of accelerated amortization of debt issuance costs recorded in 2004 associated with the early retirement of the Company’s zero-coupon convertible debentures due 2021 (the Zero-Coupon Convertible Debentures) and $184.3 million of the Company’s 1.75% convertible debentures due 2021 (the 1.75% Convertible Debentures). Partially offsetting this decline was the full-year impact in 2005 of the $200.0 million of senior notes due 2007 (the Senior Notes), which were issued in March 2004, partially offset by lower-rate convertible debentures outstanding during the first four months of 2004.
     The income tax provision was $91.9 million in 2005 as compared to $38.5 million in 2004. The effective tax rate for 2005 was 34.9% compared to 29.0% in 2004. The increase in the effective tax rate primarily reflects a shift in income during 2005 to higher tax rate jurisdictions, primarily the U.S. and Canada.
Segment Results — 2005 Compared to 2004
     Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.
Cameron Segment

	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%

Revenues	$1,507.8	$1,402.8	$105.0	7.5%
Income before income taxes	$178.9	$118.8	$60.1	50.6%
     Cameron’s revenues for 2005 totaled $1.508 billion, an increase of 7.5% from $1.403 billion in 2004. Changes in foreign currency exchange rates caused approximately 9.2% of the 2005 revenue increase. Drilling sales were up 2.4%, surface sales increased 18.8%, subsea sales declined 10.5% and sales in the oil, gas and water separation market increased 56.0%. Surface sales increased due to higher activity levels in each of the Company’s major operating regions. In addition, the full-year effect of the November 2004 acquisition of the PCC Flow Technologies segment of Precision Castparts Corp. (the “PCC Acquisition”) contributed approximately 23.8% of the increase in surface sales. Sales declined in the subsea market, primarily due to the decline in activity on several large projects offshore West Africa. The increase in the oil, gas and water separation market was also reflective of the strong overall market conditions that existed in 2005. Revenues associated with this product line, which was acquired in February 2004, also benefited from a full 12 months of activity in 2005 compared to 10 months in 2004.

     Income before income taxes totaled $178.9 million for 2005, an increase of 50.6% from $118.8 million in 2004. The majority of this increase resulted from the increase in revenue and a decline in cost of sales as a percentage of revenue. Cost of sales as a percentage of revenue decreased to 72.7% in 2005 from 76.6% in 2004. This reduction was primarily due to (i) favorable pricing, (ii) a movement in mix towards higher-margin drilling and surface sales from lower-margin subsea systems sales and (iii) the application of relatively fixed overhead to a larger revenue base. Partially offsetting these factors were higher raw material and labor costs, a $2.5 million non-cash write-down of an investment and a $12.8 million increase resulting from a change in the estimated recovery value of certain slow-moving inventory and higher warranty costs on a subsea systems project.
     Selling and administrative costs in Cameron increased $30.2 million or 19.0% in 2005 as compared to 2004. The majority of the increase was due to higher headcount and related costs necessitated by the higher activity levels, higher incentive accruals resulting from the improved financial performance of the segment and the full-year effect of businesses acquired during 2004. Partially offsetting these increases was a reduction in severance costs, as 2004 included $4.1 million related to a workforce reduction program at Cameron.
     Cameron’s depreciation and amortization expense declined by $7.6 million in 2005 as an increasing number of assets became fully depreciated during the latter part of 2004 and during 2005.
CCV Segment

	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%

Revenues	$625.1	$350.1	$275.0	78.6%
Income before income taxes	$101.5	$37.8	$63.7	168.4%
     CCV’s revenues for 2005 totaled $625.1 million, an increase of 78.6% from $350.1 million in 2004. The acquisition of NuFlo Technologies, Inc. (the “NuFlo Acquisition”) and the Dresser Flow Control Acquisition, both occurring in 2005, accounted for approximately $96.7 million, or 35.2% of the increase. Excluding these acquisitions, sales in the distributed product line increased 54.1% during 2005 due to strong market conditions, as evidenced by higher North American rig counts. In addition, the full-year impact of the PCC Acquisition in late 2004 added approximately $37.4 million to 2005 distributed product revenues. Sales in the engineered product line were up 45.9% compared to 2004. A significant portion of the increase, totaling approximately $65.0 million, was attributable to the full-year impact in 2005 of the late 2004 PCC Acquisition.
     Income before income taxes for 2005 totaled $101.5 million, an increase of 168.4% from $37.8 million in 2004. The majority of this increase resulted from the increase in revenue and a decline in cost of sales as a percentage of revenue. Cost of sales as a percentage of revenue decreased to 67.3% in 2005 from 69.9% in 2004. This reduction was primarily due to (i) favorable pricing, (ii) a shift in mix to higher-margin distributed and NuFlo products and (iii) the application of relatively fixed overhead to a larger revenue base.
     Selling and administrative costs in CCV increased $30.5 million, or 54.9% in 2005 compared to 2004. Approximately $23.9 million of the dollar increase was attributable to businesses acquired in 2005 and 2004. The remaining increase relates to higher headcount and related costs necessitated by the higher activity level, and higher incentive accruals resulting from the improved financial performance of the segment.
     Depreciation and amortization for 2005 increased $4.6 million compared to 2004, most of which was attributable to businesses acquired during 2005 and 2004.
Cooper Compression Segment

	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%

Revenues	$384.9	$340.0	$44.9	13.2%
Income before income taxes	$26.7	$24.6	$2.1	8.3%
     Cooper Compression’s revenues were $384.9 million in 2005, up 13.2% from $340.0 million in 2004. The increase in revenues was attributable to an 18.6% increase in sales of air compression equipment, primarily due to higher worldwide demand for engineered units and aftermarket parts and repair services. Sales of gas compression equipment increased 7.6% compared to 2004 due to strong order demand, particularly in the Ajax product line during the first half of 2005.
     Income before income taxes was $26.7 million in 2005, up 8.3% from $24.6 million in 2004. The increase in revenue was partially offset by higher cost of sales as a percentage of revenue, which increased to 72.5% in 2005 from 71.0% in 2004. The increase in cost of sales as a percentage of revenue was primarily due to higher raw material costs, which Cooper Compression was unable to pass to its customers in the form of price increases, and a $5.7 million reduction in non-cash LIFO income.
     Selling and administrative expenses increased by $6.5 million in 2005 as compared to 2004. The increase was primarily due to the higher activity level and the cost to settle a legal matter and higher environmental costs associated with a closed facility.
     Cooper Compression’s depreciation and amortization expense in 2005 declined $1.5 million from 2004, mainly due to assets which became fully depreciated in 2005.

Corporate Segment
     The Corporate segment’s loss before income taxes decreased to $44.1 million in 2005 from $48.4 million in 2004. Higher interest income totaling $8.2 million, lower interest expense of $5.8 million and the absence in 2005 of a one-time writedown in 2004 of a technology asset totaling $3.8 million more than offset higher selling and administrative expenses and other costs of $13.5 million. Selling and administrative expenses increased primarily due to (i) higher accruals for bonus programs tied to the Company’s financial performance, (ii) $2.8 million of non-cash stock compensation costs and (iii) higher legal costs related primarily to the defense of certain patents and a case related to a former manufacturing site.
Consolidated Results — 2004 Compared to 2003
     The Company had net income of $94.4 million, or $0.88 per diluted share, for the twelve months ended December 31, 2004 compared with $69.4 million, or $0.62 per diluted share in 2003 (per share amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005). The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at the Cameron division. The results for 2003 included pre-tax charges aggregating $14.6 million related to plant closing, business realignment and other related costs (see Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges). The results for 2003 also include a $12.2 million after-tax gain resulting from the cumulative effect of adopting Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). See Note 1 of the Notes to Consolidated Financial Statements for further discussion.
Revenues
     Revenues for 2004 totaled $2.093 billion, an increase of 28.1% from 2003 revenues of $1.634 billion. Revenues increased in each of the Company’s segments. A discussion of revenue by segment may be found below.
Cost and Expenses
     Cost of sales (exclusive of depreciation and amortization) totaled $1.560 billion for 2004, an increase of 32.0% from 2003’s $1.182 billion. As a percent of revenues, cost of sales increased from 72.3% in 2003 to 74.6% in 2004. The increase in cost of sales as a percent of revenues was primarily attributable to (i) several large lower-margin drilling projects recognized in 2004, (ii) a shift in mix towards large subsea systems projects in 2004, which typically carry lower margins than the drilling and surface product lines, (iii) the impact of the 2004 acquisition of Petreco, which typically has lower margins than Cameron’s traditional surface business and (iv) lower LIFO income recognized by Cooper Compression in 2004 as compared to 2003. These increases were partially offset by the application of relatively fixed manufacturing overhead costs to a larger revenue base.
     Selling and administrative expenses for 2004 were $300.1 million, an increase of $11.5 million from $288.6 million for 2003. The increase in selling and administrative expenses resulted primarily from (i) $13.2 million resulting from the PCC and Petreco Acquisitions, (ii) $6.1 million of severance discussed below, (iii) a $13.8 million increase in incentive compensation costs and (iv) $6.0 million associated with movements in foreign currencies, partially offset by (i) the absence of the $14.6 million of charges, discussed below, which were recorded during 2003, (ii) an $8.1 million reduction in selling and administrative expenses in the Compression segment resulting from the various restructuring activities over the past two years and (iii) various other decreases.
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
     Depreciation and amortization expense for 2004 was $82.8 million, a decrease of $0.8 million from $83.6 million for 2003. The decrease in depreciation and amortization expense was primarily attributable to assets becoming fully depreciated, which lowered depreciation and amortization expense by $7.4 million, partially offset by (i) depreciation associated with capital additions, which increased depreciation expense by $2.5 million, (ii) depreciation and amortization on assets added as a result of the PCC and Petreco Acquisitions, which increased depreciation and amortization expense by approximately $2.3 million and (iii) movement in foreign currencies, which increased depreciation and amortization expense by approximately $1.9 million.
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
Segment Results — 2004 Compared to 2003
     Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.
Cameron Segment

	Year Ended December 31,		Increase
(dollars in millions)	2004	2003	$	%

Revenues	$1,402.8	$1,018.5	$384.3	37.7%
Income before income taxes	$118.8	$63.4	$55.4	87.4%
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
     Income before income taxes totaled $118.8 million for 2005, up 87.4% from $63.4 million in 2004. The majority of the increase was due to the increase in revenues partially offset by an increase in cost of sales as a percentage of revenues to 76.6% in 2004 from 74.5% in 2003. The increase in cost of sales as a percentage of revenues was attributable to (i) the delivery of lower-margin large project work in the drilling product line, (ii) lower margins in the subsea product line primarily resulting from increased deliveries of lower-margin third-party supplied equipment, (iii) increased subsea systems project revenues, which typically carry a higher cost of sales percentage relationship to revenues as compared to Cameron’s traditional surface business and (iv) the impact of including sales from the 2004 acquisition of Petreco, which typically carry a higher cost of sales to revenue relationship compared to Cameron’s traditional surface business. These increases were partially offset by the application of relatively fixed manufacturing overhead costs to a larger revenue base.
     Selling and administrative expenses for Cameron for 2004 increased by $13.8 million, or 9.6%, as compared to 2003. The increase in selling and administrative expenses resulted primarily from the PCC and Petreco Acquisitions and $5.0 million associated with movements in foreign currencies.
     Depreciation and amortization expense remained relatively flat in 2004 compared to 2003.
CCV Segment

	Year Ended December 31,		Increase
(dollars in millions)	2004	2003	$	%

Revenues	$350.1	$307.1	$43.0	14.0%
Income before income taxes	$37.8	$33.7	$4.1	12.2%
     CCV’s revenues for 2004 totaled $350.1 million, an increase of 14.0% from 2003 revenues of $307.1 million. The increase in revenues was attributable to a 7.0% increase in the distributed products line, primarily as a result of increased activity levels in the U.S. and Canada as well as movements in foreign currencies. Sales in the engineered products line increased 23.7%, primarily reflecting increased pipeline ball valve shipments, both domestically and internationally, principally to the Far East.
     Income before income taxes totaled $37.8 million, up 12.2% from $33.7 million for 2003. Cost of sales as a percentage of revenues increased to 69.9% in 2004 from 69.4% in 2003. The increase was primarily due to higher manufacturing costs as a result of raw material price increases and higher commission costs on international sales of engineered products.
     Selling and administrative expenses for 2004 for CCV increased $7.9 million, or 16.6%, as compared to 2003. The increase in selling and administrative expenses resulted primarily from (i) $1.1 million relating to the PCC Acquisition, (ii) $1.4 million of severance during 2004, (iii) $1.0 million associated with movements in foreign currencies and (iv) higher incentive compensation and workers compensation costs.
     Depreciation and amortization expense declined by $0.5 million in 2004 compared to 2003 due primarily to the impact of assets becoming fully depreciated during 2004.
Cooper Compression Segment

	Year Ended December 31,		Increase
(dollars in millions)	2004	2003	$	%

Revenues	$340.0	$308.8	$31.2	10.1%
Income before income taxes	$24.6	$10.3	$14.3	138.8%

     Cooper Compression’s revenues for 2004 totaled $340.0 million, an increase of 10.1% from 2003 revenues of $308.8 million. The increase in revenues was attributable to a 26.2% increase in sales in the air compression market, primarily as a result of increased demand from international markets, principally the Far East. Sales in the gas compression market increased 2.0%, primarily reflecting increased aftermarket shipments partially offset by weakness in new unit shipments as a result of a slow-down in project work in the Latin American market.
     Income before income taxes was $24.6 million in 2004, up 138.8% from $10.3 million in 2003. Cost of sales as a percentage of revenues increased to 71.0% in 2004 from 67.8% in 2003 for the Compression segment. The increase in cost of sales is primarily due to (i) a reduction in the amount of non-cash LIFO income recorded, which accounted for 2.3 percentage points of the increase in the relationship between cost of sales and revenues and (ii) increased warranty costs attributable to higher sales of engineered air compression units, which accounted for 0.8 percentage points of the increase.
     Selling and administrative expenses for 2004 for Cooper Compression were down $14.6 million, or 20.4%, as compared to 2003. The decrease in selling and administrative expense resulted primarily from (i) an $8.1 million reduction in costs during 2004 resulting from various restructuring activities over the past two years, (ii) the absence in 2004 of $3.1 million of severance and facility closure and restructuring costs recognized in 2003 relating to the closure of 13 facilities described above and (iii) various other cost reductions, partially offset by $0.6 million of severance costs recognized in 2004.
     Depreciation and amortization expense declined by approximately $0.3 million in 2004 due mainly to an additional charge taken in 2003 for legacy software upon the conversion by Cooper Compression to SAP.
Corporate Segment
     The loss before taxes in the Corporate segment totaled $48.4 million in 2004, up from $29.7 million in 2003. This increase is primarily due to (i) a $9.6 million increase in interest expense described above, (ii) a $3.8 million charge recorded in connection with the write-down of a technology asset and (iii) a $4.9 million increase in selling and administrative and other expenses due primarily to higher incentive compensation and additional costs incurred related to compliance with the Sarbanes-Oxley Act of 2002 that were partially offset by the year-over-year impact of (i) a $4.7 million charge in 2003 related to the Company’s unsuccessful efforts to acquire a certain oil service business and (ii) $1.0 million related to the Company’s international tax restructuring activities, which were begun in 2002. Depreciation and amortization expense was flat in 2004 when compared to 2003.
Orders and Backlog
     Orders were as follows (in millions):

	Year Ended December 31,
	2005	2004	Increase

Cameron	$2,301.1	$1,274.4	$1,026.7
CCV	710.8	365.7	345.1
Cooper Compression	449.8	369.3	80.5

	$3,461.7	$2,009.4	$1,452.3

     Orders for 2005 were $3.462 billion, an increase of 72.3% from $2.009 billion in 2004. Cameron’s orders for 2004 were $2.301 billion, an increase of 80.6% from 2004 orders of $1.274 billion. Drilling orders increased 108.9%, subsea orders increased 121.9%, surface orders increased 45.9% and orders in the oil and gas separation market increased 44.0% for the year ended December 31, 2005. The increase in drilling orders was across all geographic regions and included a $53.1 million order from a customer in the Eastern Hemisphere for a subsea drilling package as well as other large orders in this region and in the Asia Pacific/Middle East region. Additionally, strong demand in the Gulf of Mexico and higher rig counts positively impacted orders in the Western Hemisphere. Subsea orders were primarily impacted by a $364.4 million order for equipment to be used for Total’s AKPO project offshore West Africa as well as a number of other smaller orders. Surface orders were up in all regions primarily due to strong worldwide demand caused by higher commodity prices. In addition, the full-year impact of businesses acquired as part of the PCC Acquisition in late 2004 added approximately $21.9 million to the growth in surface orders during 2005. The increase in orders for oil and gas separation applications primarily reflects a $55.8 million order for equipment to be used on a floating storage vessel offshore Brazil.
     CCV’s orders for 2005 were $710.8 million, an increase of 94.4% from 2004 orders of $365.7 million. The increase in orders was attributable to a 69.4% increase in the distributed products line and a 73.5% increase in the engineered products line. The increase in distributed orders is due mainly to growth in legacy operations in the United States and Canada resulting from higher rig activity and spending levels resulting from higher commodity prices. The PCC Acquisition in late 2004 also contributed approximately $39.2 million to the increase. The increase in engineered product line orders reflects $57.0 million of additional orders resulting from the full-year impact of the PCC Acquisition in late 2004 as well as strength in both the project and day-to-day businesses, particularly in Asia and Latin America. Orders from the Dresser Flow Control Acquisition in late 2005, and the NuFlo Acquisition in May 2005, accounted for approximately $89.1 million of the increase in total orders.
     Cooper Compression’s orders for 2005 were $449.8 million, an increase of 21.8% from 2004 orders of $369.3 million. The increase was attributable to a 20.1% increase in orders for the air compression market due primarily to increased demand for engineered machines in Europe and the Middle East. Orders in the gas compression market increased 23.1% due to several large orders for Ajax units and higher demand for Superior compressors, particularly in the Far East.

     Backlog was as follows (in millions):

	December 31,
	2005	2004	Increase

Cameron	$1,503.6	$752.9	$750.7
CCV	469.0	122.9	346.1
Cooper Compression	183.2	124.2	59.0

	$2,155.8	$1,000.0	$1,155.8

     CCV’s backlog at December 31, 2005 included $265.1 million attributable to the Dresser Flow Control Acquisition in late 2005 and the NuFlo Acquisition in May 2005.
Recent Pronouncements
     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect on its consolidated financial position, results of operations or cash flows upon adoption of this statement.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R), which requires that all share-based payments to employees, including grants of employee stock options, be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective at the beginning of the first fiscal year beginning after June 15, 2005.
     Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.10 per diluted share of equity- and option-based compensation expense for 2006, assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R.
Liquidity and Capital Resources
     The Company’s cash balances increased to $362.0 million at December 31, 2005 from $227.0 million at December 31, 2004, due primarily to $352.1 million of cash flow from operating activities and $192.5 million of cash flow from financing activities, partially offset by the consumption of $400.6 million of cash flow in investing activities.
     During 2005, the Company’s operating activities generated $352.1 million of cash as compared to $195.2 million in 2004. Cash flow from operations during 2005 was comprised primarily of net income of $171.1 million, adjusted for depreciation and amortization of $78.4 million, $34.0 million of tax benefit from employee stock option exercises, deferred taxes and other non-cash charges and $63.2 million of working capital decreases. The changes in working capital comprised an $80.7 million increase in accounts receivable, a $137.4 million increase in inventories, a $255.2 million increase in accounts payable and accrued liabilities and a $26.1 million decrease in other assets and liabilities, net. The increase in accounts receivable was primarily related to higher sales across all segments. The increase in inventories was primarily caused by the additional materials received to support the increased production requirements associated with the growth in Cameron and CCV’s backlog during 2005. The increase in accounts payable and accrued liabilities is primarily attributable to a $152.7 million increase in progress payments and cash advances from customers. The decrease in other assets and liabilities, net, is largely attributable to an increase in the Company’s accrual for current income taxes due, particularly in the United Kingdom and Canada.
     During 2005, the Company’s investing activities consumed $400.6 million of cash as compared to $192.3 million during 2004. The most significant components of cash flow consumed in investing activities for 2005 were the NuFlo Acquisition and the Dresser Flow Control Acquisition, which consumed $317.4 million, and the purchase of capital equipment, which consumed $77.5 million.
     During 2005, the Company’s financing activities generated $192.5 million of cash, as compared to the consumption of $70.8 million of cash in 2004. Cash flow from financing activities primarily reflects $219.0 million in proceeds from option exercises and other items, partially offset by the retirement of $14.8 million of the Company’s existing 1.75% convertible debentures due 2021 and the repurchase of 164,500 pre-split shares of the Company’s common stock at an average price of $57.11 per share.
     During the fourth quarter of 2005 and January 2006, the Company acquired certain businesses of the Flow Control segment of Dresser, Inc. for a total of approximately $217.5 million in cash, subject to final adjustment and other matters. This acquisition is the largest in the Company’s history and will require a substantial amount of integration into CCV’s operations. The Company expects to recognize approximately $55.0 million of integration costs in its income statement in 2006 related to these activities, of which approximately $36.0 million will be cash.
     On a short-term basis, the Company expects to fund expenditures for new capital requirements (estimated to total approximately $130.0 million to $150.0 million for 2006), integration costs associated with the Dresser Flow Control Acquisition and general liquidity needs from available cash balances, cash generated from current operating activities and amounts available under its $350.0 million multicurrency revolving credit facility.
     On a longer-term basis, the Company has Senior Notes outstanding at December 31, 2005 with a face value of $200.0 million. These notes are due in April 2007. In addition, at December 31, 2005, the Company has outstanding $238.0 million of 1.5% convertible debentures. Holders of these debentures could require the Company to redeem them beginning in May 2009. The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to refinance these debt instruments prior to maturity or will be able to meet the liquidity needs upon maturity with cash generated from operating activities up to that time, existing cash balances on hand and amounts available under its $350.0 million multicurrency revolving credit facility, which expires in 2010.
     On October 12, 2005, the Company entered into a new $350.0 million five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions. The credit facility also allows for the issuance of letters of credit up to the full amount of the facility. The Company has the right to request an increase in the amount of the facility up to $700 million and may request three one-year extensions of the maturity date of the facility, all subject to lender approval. The facility provides for variable-rate borrowings based on the London Interbank Offered Rate (LIBOR) plus a margin (based on the Company’s then-current credit rating) or an alternate base rate. The agreement provides for certain fees and requires that the Company maintain a total debt-to-total capitalization ratio of less than 60% during the term of the agreement.
     The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2005.

(in millions)	Payments Due by Period
		Less Than	1 - 3	4 - 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Debt (a)	$441.6	$3.1	$200.5	$238.0	$—
Capital lease obligations (b)	9.7	3.4	5.4	0.9	—
Operating leases	167.2	25.2	30.0	22.7	89.3
Purchase obligations (c)	479.2	462.5	16.7	—	—
Defined benefit pension plan funding	2.0	2.0	—	—	—

Total contractual cash obligations	$1,099.7	$496.2	$252.6	$261.6	$89.3

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for early redemption of the remaining 1.75% Convertible Debentures in 2006 and the 1.5% Convertible Debentures in 2009.

(b)	Payments shown include interest.

(c)	Represents outstanding purchase orders entered into in the ordinary course of business.

(in millions)	Amount of Commitment Expiration By Period
Other Unrecorded Commercial
Obligations and Off-Balance	Total	Less Than	1 - 3	4 - 5	After 5
Sheet Arrangements	Commitment	1 Year	Years	Years	Years

Committed lines of credit	$350.0	$—	$—	$350.0	$—
Standby letters of credit and bank guarantees	265.6	116.2	76.6	64.9	7.9
Financial letters of credit	1.2	1.2	—	—	—
Other financial guarantees	5.0	4.6	0.3	0.1	—

Total commercial commitments	$621.8	$122.0	$76.9	$415.0	$7.9

     The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2005, the Company had $265.6 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company’s products. Additional letters of credit and guarantees are outstanding at December 31, 2005 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.
     In connection with the Dresser Flow Control Acquisition, the Company is obligated to replace all outstanding standby and financial letters of credit and other bank guarantees and indemnities of the acquired businesses and Dresser, Inc. (the Dresser Guarantees) within 120 days of closing. The Dresser Guarantees amounted to $77.7 million at closing. In the event the Company is unsuccessful in replacing the Dresser Guarantees, the Company will provide a standby letter of credit to Dresser, Inc. for the full amount of the Dresser Guarantees it was unable to replace and will indemnify Dresser Inc. against any losses for any amounts paid under the Dresser Guarantees, including costs and expenses. The amount of the Dresser Guarantees has not been included in the table above.

Factors That May Affect Financial Condition and Future Results
The acquisition of certain businesses of the Flow Control segment of Dresser, Inc. exposes the Company to integration risk.
     The acquisition of certain businesses from Dresser is the largest acquisition the Company has made and will require a substantial amount of integration into CCV’s operations. To the extent this integration takes longer than expected, costs more than expected or does not result in the operational improvement expected, the Company’s financial performance and liquidity may be negatively impacted.
The inability of the Company to deliver its backlog on time could affect the Company’s future sales and profitability and its relationships with its customers.
     At December 31, 2005, backlog reached $2.156 billion, a record level for the Company. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company’s financial performance and thus cause adverse changes in the market price of the Company’s outstanding common stock and other publicly traded financial instruments.
The Company is embarking on a significant capital expansion program.
     In 2006, the Company expects capital expenditures of approximately $130.0 to $150.0 million to upgrade its machine tools, manufacturing technologies, processes and facilities in order to improve its efficiency and address current and expected market demand for the Company’s products. To the extent this program causes disruptions in the Company’s plants, the Company’s ability to deliver existing or future backlog may be negatively impacted. In addition, if the program does not result in the expected efficiencies, future profitability may be negatively impacted.
Execution of subsea systems projects exposes the Company to risks not present in its surface business.
     This market is significantly different from the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 7% of total revenues in 2005. During the fourth quarter of 2003, the Company experienced numerous delivery delays on its subsea systems contracts which negatively impacted 2003’s financial results. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2005, the Company has a subsea systems backlog of approximately $583.6 million.
Increases in the cost of and the availability of metals used in the Company’s manufacturing processes could negatively impact the Company’s profitability.
     Beginning in the latter part of 2003 and continuing through 2005, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company’s products increased significantly. Certain of the Company’s suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not accept these price increases, future profitability will be negatively impacted. In addition, the Company’s vendors have informed the Company that lead times for certain raw materials are being extended. To the extent such change negatively impacts the Company’s ability to meet delivery requirements of its customers, the financial performance of the Company may suffer.
Changes in the U.S. rig count have historically impacted the Company’s orders.
     Historically, the Company’s surface and distributed valve products businesses in the U.S. market have tracked changes in the U.S. rig count. However, this correlation did not exist in 2003. The average U.S. rig count increased approximately 24% during 2003 while the Company’s U.S. surface and U.S. distributed valve orders were essentially flat. The Company believes its surface and distributed valve products businesses were negatively impacted by the lack of drilling activity in the Gulf of Mexico, fewer completions of onshore high-temperature/high-pressure wells and a lower level of infrastructure development in the U.S. Such activity typically generates higher orders for the Company as compared to onshore shallow well activity. The relationship between the Company’s orders in its surface and distributed valve products businesses and changes in the U.S. rig count returned to a more normal relationship in 2004 and 2005.
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
     Demand for most of the Company’s products and services, and therefore its revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:
•	demand for oil and gas, which is impacted by economic and political conditions and weather;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	level of production from non-OPEC countries;

•	policies regarding exploration and development of oil and gas reserves;

•	the political environments of oil and gas producing regions, including the Middle East;

•	the depletion rates of gas wells in North America; and

•	advances in exploration and development technology.
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
Cancellation of orders could affect the Company’s future sales and profitability.
     Cooper Cameron accepts purchase orders that may be subject to cancellation, modification or rescheduling. Changes in the economic environment and the financial condition of the oil and gas industry could result in customer requests for modification, rescheduling or cancellation of contractual orders. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company’s customers cancel existing purchase orders, future profitability may be negatively impacted.
The Company’s international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.
     The risks of international business include the following:
•	volatility in general economic, social and political conditions;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	changes in currency rates;

•	inability to repatriate income or capital;

•	compliance with, and changes in, domestic and foreign laws and regulations that impose a range of restrictions on operations, trade practices, trade partners and investment decisions. From time to time, the Company receives inquiries regarding its compliance with such laws and regulations. The Company received a voluntary request for information dated September 2, 2005 from the U.S. Securities and Exchange Commission regarding certain of the Company’s West African activities and has responded to this request. The Company believes it has complied with all applicable laws and regulations with respect to its activities in this region. Additionally, the U.S. Department of Treasury’s Office of Foreign Assets Control made an inquiry regarding U.S. involvement in a United Kingdom subsidiary’s commercial and financial activity relating to Iran in September 2004 and the U.S. Department of Commerce made an inquiry regarding sales by another United Kingdom subsidiary to Iran in February 2005. The Company responded to these two inquiries and has not received any additional requests related to these matters;

•	reductions in the number or capacity of qualified personnel; and

•	seizure of equipment.
     Cooper Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company’s demand could be adversely affected by the factors described above.
Cooper Compression’s aftermarket revenues associated with legacy equipment are declining.
     During 2005, approximately 35% of Cooper Compression’s revenues came from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company’s potential market for parts orders is also reduced. In recent years, the Company’s revenues from replacement parts associated with legacy equipment have declined nominally.
Changes in the equity and debt markets impact pension expense and funding requirements for the Company’s defined benefit plans.
     The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, (SFAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company’s pension income or expense in accordance with SFAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets from 2000 through 2002, the plan assets earned a rate of return substantially less than the assumed long-term rate of return during this period. As a result, expense associated with the Company’s pension plans has increased significantly from the level recognized historically.
     Additionally, SFAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $13.7 million to its pension plans during 2005, $18.2 million in 2004 and $18.7 million in 2003. If the Company’s pension assets perform poorly in the future or interest rates decrease, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts to the pension plans.

     On November 10, 2005, the FASB added a project to its technical agenda to reconsider the present accounting for pensions and other postretirement benefits. The Board decided to address the project in two phases. The first phase is an initial improvement phase that is expected to be completed by the end of 2006. The second phase is a comprehensive reconsideration of most, if not all, aspects of the existing accounting standards and may take years to complete. As part of the first phase, the Board has tentatively decided that the funded status of defined benefit plans should be recognized in the balance sheet of the plan sponsor effective for years ending after December 15, 2006 and that existing disclosure requirements should be modified. An exposure draft of the FASB’s proposals is expected to be issued in March 2006. At December 31, 2005, the Company had a long-term prepaid pension asset recognized in its financial statements of $133.9 million determined in accordance with FAS 87. However, the net funded status of all plans at December 31, 2005 was a liability of approximately $19.0 million. If the FASB’s proposal were to be adopted in its current form, it could have a significant impact on the Company’s net assets as of December 31, 2006.
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
Environmental Remediation
     The Company has been identified as a potentially responsible party (PRP) with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company’s involvement at two of the sites has been resolved with de minimus payment. A third is believed to also be at a de minimus level. The fourth site is in Osborne, Pennsylvania where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring.
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
     The Company has estimated its liability for environmental exposures, and the Company’s consolidated financial statements included a liability balance of $8.8 million for these matters at December 31, 2005. Cash expenditures for the Company’s known environmental exposures are expected to be incurred over the next twenty years, depending on the site. For the known exposures, the accrual reflects the Company’s best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company’s cost estimates were determined based upon the monitoring or remediation plans set forth in these work plans and have not been reduced by possible recoveries from third parties nor are they discounted. These cost estimates are reviewed on an annual basis or more frequently if circumstances occur that indicate a review is warranted. The Company’s estimates include equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe that the losses for the known exposures will exceed the current accruals by material amounts, but there can be no assurances to this effect.
Environmental Sustainability
     The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company’s facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company’s facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company’s sites. The Company has an active health, safety and environmental audit program in place throughout the world.
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

     In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. While there were no material outstanding foreign currency forward contracts at December 31, 2004, the Company was party to a number of long-term foreign currency forward contracts at December 31, 2005. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on a major subsea contract involving the Company’s wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair value recorded in the Company’s Consolidated Balance Sheet at December 31, 2005 follows:

	Year of Contract Expiration
(amounts in thousands except exchange rates)	2006	2007	2008	2009	Total

Sell USD/Buy GBP:
Notional amount to sell (in U.S. dollars)	$141.4	$65.4	$11.0	$2.6	$220.4
Average GBP to USD contract rate	1.8148	1.8091	1.8039	1.7989	1.8124
Average GBP to USD forward rate at December 31, 2005	1.7248	1.7311	1.7358	1.7383	1.7274

Fair value at December 31, 2005 in U.S. dollars					$(10.3)

Buy Euro/Sell GBP:
Notional amount to buy (in euros)	28.9	16.0	0.9	—	45.8
Average GBP to EUR contract rate	1.4137	1.3902	1.3693	1.3450	1.4045
Average GBP to EUR forward rate at December 31, 2005	1.4399	1.4232	1.4068	1.3854	1.4333

Fair value at December 31, 2005 in U.S. dollars					$(1.1)

Buy NOK/Sell GBP:
Notional amount to buy (in Norwegian krone)	37.2	20.7	0.6	—	58.5
Average GBP to NOK contract rate	11.4303	11.2999	11.2173	—	11.3817
Average GBP to NOK forward rate at December 31, 2005	11.5135	11.4447	11.3542	—	11.4874

Fair value at December 31, 2005 in U.S. dollars					$(0.1)
Interest Rates
     The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable interest rate borrowings. Changes in market interest rates expose the Company’s cash flows to risk with regard to its variable-rate debt. Changes in market interest rates expose the fair value of the Company’s fixed-rate debt to risk which could result in a gain or loss in the event the Company was required to refinance such debt prior to maturity at a different rate.
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
     An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $15.8 million ($8.7 million at December 31, 2004), whereas a one-percentage- point increase in interest rates would have decreased the fair value of the Company’s fixed rate debt by $14.7 million at December 31, 2005. This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.
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
     In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150.0 million of its senior notes due April 15, 2007 (Senior Notes) to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1.1 million, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company’s interest expense was increased by $0.3 million for the year ended December 31, 2005 as a result of the amortization of the termination payment.
     The fair value of the Company’s Senior Notes is principally dependent on changes in prevailing interest rates. The fair values of the 1.5% Convertible Debentures and the 1.75% Convertible Debentures are principally dependent on both prevailing interest rates and the Company’s current share price as it relates to the initial conversion prices of $34.52 and $47.55 per share, respectively (the conversion prices have been revised to reflect the 2-for-1 stock split effective December 15, 2005).
     The Company has various other long-term debt instruments of $3.7 million ($4.5 million at December 31, 2004), but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

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
     The control environment of Cooper Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company’s Standards of Conduct. It sets the tone of the Company’s organization and includes factors such as integrity and ethical values. The Company’s internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company’s business or as otherwise required by applicable rule-making bodies.
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
     Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2005, based on the framework established in “Internal Control – Integrated Framework”. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.
     In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the operations of the Flow Control segment of Dresser, Inc. and of NuFlo Technologies, Inc., both acquired during 2005, were excluded. These businesses constituted $407.4 million and $259.5 million of total and net assets, respectively, as of December 31, 2005 and $96.7 million and $11.9 million of revenues and pre-tax income, respectively, for the year ended December 31, 2005.
     Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2005, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer

Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over
Financial Reporting
The Board of Directors and Stockholders of Cooper Cameron Corporation
     We have audited management’s assessment, included in the Assessment of Internal Control Over Financial Reporting in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cooper Cameron Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
     As indicated in the accompanying Assessment of Internal Control Over Financial Reporting included in Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Flow Control segment of Dresser, Inc. (the Acquired Dresser Businesses) and NuFlo Technologies, Inc. (NuFlo) which are included in the 2005 consolidated financial statements of Cooper Cameron Corporation and constituted $407.4 million and $259.5 million of total and net assets, respectively, as of December 31, 2005 and $96.7 million and $11.9 million of revenues and pre-tax income, respectively, for the year then ended. Both NuFlo and the Acquired Dresser Businesses were acquired by Cooper Cameron Corporation during 2005. Our audit of internal control over financial reporting of Cooper Cameron Corporation also did not include an evaluation of the internal control over financial reporting of NuFlo and the Acquired Dresser Businesses.
     In our opinion, management’s assessment that Cooper Cameron Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cooper Cameron Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2005 and 2004, and the related statements of consolidated results of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Houston, Texas
February 24, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Cooper Cameron Corporation
     We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation (the Company) as of December 31, 2005 and 2004, and the related statements of consolidated results of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Houston, Texas
February 24, 2006

Consolidated Results of Operations
(dollars in thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003

Revenues	$2,517,847	$2,092,845	$1,634,346

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	1,796,277	1,560,268	1,181,650
Selling and administrative expenses	381,267	300,124	288,569
Depreciation and amortization	78,398	82,841	83,565
Non-cash write-down of technology investment	—	3,814	—
Interest income	(13,060)	(4,874)	(5,198)
Interest expense	11,953	17,753	8,157

Total costs and expenses	2,254,835	1,959,926	1,556,743

Income before income taxes and cumulative effect of accounting change	263,012	132,919	77,603
Income tax provision	(91,882)	(38,504)	(20,362)

Income before cumulative effect of accounting change	171,130	94,415	57,241
Cumulative effect of accounting change	—	—	12,209

Net income	$171,130	$94,415	$69,450

Basic earnings per share:[1]
Before cumulative effect of accounting change	$1.55	$0.89	$0.53
Cumulative effect of accounting change	—	—	0.11

Net income per share	$1.55	$0.89	$0.64

Diluted earnings per share:[1]
Before cumulative effect of accounting change	$1.52	$0.88	$0.52
Cumulative effect of accounting change	—	—	0.10

Net income per share	$1.52	$0.88	$0.62

[1]	Prior year earnings per share amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005. See Note 13 of the Notes to Consolidated Financial Statements.
The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
(dollars in thousands, except shares and per share data)

	December 31,
	2005	2004

Assets
Cash and cash equivalents	$361,971	$226,998
Receivables, net	574,099	424,767
Inventories, net	705,809	454,713
Other	86,177	98,846

Total current assets	1,728,056	1,205,324

Plant and equipment, at cost less accumulated depreciation	525,715	478,651
Goodwill	577,042	415,102
Other assets	267,749	257,353

Total assets	$3,098,562	$2,356,430

Liabilities and stockholders’ equity
Current portion of long-term debt	$6,471	$7,319
Accounts payable and accrued liabilities	891,519	516,872
Accrued income taxes	23,871	4,069

Total current liabilities	921,861	528,260

Long-term debt	444,435	458,355
Postretirement benefits other than pensions	40,104	42,575
Deferred income taxes	39,089	40,388
Other long-term liabilities	58,310	58,605

Total liabilities	1,503,799	1,128,183

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, par value $.01 per share, 150,000,000 shares authorized, 115,629,117 shares issued and outstanding at December 31, 2005 (54,933,658 pre 2-for-1 split shares issued at December 31, 2004)	1,156	549
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	1,113,001	948,740
Retained earnings	443,142	272,012
Accumulated other elements of comprehensive income	37,464	94,974
Less: Treasury stock at cost, 1,795,843 pre 2-for-1 split shares at December 31, 2004	—	(88,028)

Total stockholders’ equity	1,594,763	1,228,247

Total liabilities and stockholders’ equity	$3,098,562	$2,356,430

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows
(dollars in thousands)

	Year Ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income	$171,130	$94,415	$69,450
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	64,018	70,157	68,242
Amortization	14,380	12,684	15,323
Write-off of unamortized debt issuance costs associated with retired debt	—	6,844	—
Non-cash stock compensation expense	2,790	—	—
Non-cash write-down of investments	2,458	3,814	—
Cumulative effect of accounting change	—	—	(12,209)
Tax benefit of employee benefit plan transactions, deferred income taxes and other	34,049	(14,704)	(979)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(80,659)	(44,387)	3,212
Inventories	(137,384)	76,207	(59,843)
Accounts payable and accrued liabilities	255,213	(9,063)	44,620
Other assets and liabilities, net	26,094	(736)	(26,199)

Net cash provided by operating activities	352,089	195,231	101,617

Cash flows from investing activities:
Capital expenditures	(77,508)	(53,481)	(64,665)
Acquisitions, net of cash acquired	(328,570)	(171,032)	—
Purchases of short-term investments	—	—	(154,523)
Sales of short-term investments	—	22,033	157,910
Other	5,474	10,133	9,172

Net cash used for investing activities	(400,604)	(192,347)	(52,106)

Cash flows from financing activities:
Loan repayments, net	(2,243)	(4,919)	(496)
Issuance of long-term senior and convertible debt	—	437,862	—
Redemption of convertible debt	(14,821)	(443,903)	—
Debenture issuance costs	—	(6,538)	—
Purchase of treasury stock	(9,395)	(95,325)	(48,652)
Activity under stock option plans and other	218,987	41,979	1,280

Net cash provided by (used for) financing activities	192,528	(70,844)	(47,868)

Effect of translation on cash	(9,040)	2,842	16,673

Increase (decrease) in cash and cash equivalents	134,973	(65,118)	18,316

Cash and cash equivalents, beginning of year	226,998	292,116	273,800

Cash and cash equivalents, end of year	$361,971	$226,998	$292,116

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity
(dollars in thousands)

				Accumulated
				other
		Capital in		elements of
	Common	excess of	Retained	comprehensive	Treasury
	stock	par value	earnings	income	stock	Total

Balance – December 31, 2002	$546	$949,188	$108,147	$(14,789)	$(1,789)	$1,041,303
Net income			69,450			69,450
Foreign currency translation				70,908		70,908
Minimum pension liability, net of $433 in taxes				(699)		(699)
Change in fair value of short-term investments, net of $56 in taxes				(91)		(91)

Comprehensive income						139,568

Purchase of treasury stock					(60,694)	(60,694)
Common stock issued under stock option and other employee benefit plans	3	4,447			7,819	12,269
Tax benefit of employee stock benefit plan transactions		4,831				4,831
Costs related to forward stock purchase agreements and other		(554)				(554)

Balance — December 31, 2003	549	957,912	177,597	55,329	(54,664)	1,136,723

Net income			94,415			94,415
Foreign currency translation				40,332		40,332
Minimum pension liability, net of $352 in taxes				(568)		(568)
Change in fair value of short-term investments and other, net of $0 in taxes				(119)		(119)
Comprehensive income						134,060

Purchase of treasury stock					(95,325)	(95,325)
Common stock issued under stock option and other employee benefit plans		(15,817)			61,961	46,144
Tax benefit of employee stock benefit plan transactions		6,645				6,645

Balance — December 31, 2004	549	948,740	272,012	94,974	(88,028)	1,228,247

Net income			171,130			171,130
Foreign currency translation				(49,110)		(49,110)
Change in fair value of derivatives accounted for as cash flow hedges, net of $3,873 in taxes				(8,441)		(8,441)
Other comprehensive income recognized in current year earnings, net of $18 in taxes				41		41

Comprehensive income						113,620

Non-cash stock compensation expense		2,790				2,790
Purchase of treasury stock					(9,395)	(9,395)
Common stock issued under stock option and other employee benefit plans	31	124,230			97,423	221,684
Tax benefit of employee stock benefit plan transactions		37,817				37,817
Stock split	576	(576)				—

Balance — December 31, 2005	$1,156	$1,113,001	$443,142	$37,464	$—	$1,594,763

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
     Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company’s operations are organized into three separate business segments. These segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.
     Estimates in Financial Statements — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimated losses on accounts receivable, estimated warranty costs, estimated realizable value on excess inventory, contingencies, estimated liabilities for liquidated damages, estimates related to pension accounting, estimated proceeds from assets held for sale and estimates related to deferred tax assets. Actual results could differ materially from these estimates.
     Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment contracts, revenue is recognized in accordance with Statement or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 13% and 15% of the Company’s revenues for the years ended December 31, 2005 and 2004, respectively, was recognized under SOP 81-1.
     Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled “Cost of sales (exclusive of depreciation and amortization shown separately below)” in the accompanying Consolidated Results of Operations statement.
     Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.
     Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. The realized gains on short-term investments included in the Consolidated Results of Operations were $0, $0 and $278,000 for the years ended December 31, 2005, 2004 and 2003, respectively. If the Company determines that a loss is other than temporary, such loss will be charged to earnings.
     Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers.
     Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 42% of inventories at December 31, 2005 and 53% at December 31, 2004 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2005 and 2004, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of these revisions was to increase the required reserve as of December 31, 2005 and 2004 by $9,900,000 and $6,551,000, respectively. During 2005, 2004 and 2003, the Company reduced its LIFO inventory levels. These reductions resulted in a liquidation of certain low-cost inventory layers. As a result, the Company recorded non-cash LIFO income of $4,033,000, $9,684,000 and $15,932,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
     Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $64,018,000, $70,157,000 and $68,242,000, respectively. The estimated useful lives of the major classes of property, plant and equipment are as follows:

Estimated
Useful Lives
Buildings and leasehold improvements	10 — 40 years
Machinery and equipment	3 — 18 years
Office furniture, software and other	3 — 10 years
     Goodwill — In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2005, 2004 and 2003 annual evaluations was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Each of the annual evaluations indicated that no impairment of goodwill was required. The Company’s reporting units for SFAS 142 purposes are Cameron, Petreco, CCV, Cooper Energy Services and Cooper Turbocompressor. Petreco is included in the Cameron segment and Cooper Energy Services and Cooper Turbocompressor are combined in the Cooper Compression segment for segment reporting purposes (see Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company’s business segments).
     Intangible Assets — The Company’s intangible assets, excluding goodwill and unrecognized prior service costs related to its pension plan, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of internally developing any intangibles, as well as costs of defending such intangibles, are expensed as incurred.
     Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell.
     Product Warranty — Estimated warranty expense is accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.
     Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.
     Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized considering future taxable income and ongoing prudent and feasible tax planning strategies.

     Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.
     Pension and Postretirement Benefits Accounting — The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) and its postretirement health and life insurance benefits in accordance with Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106), both of which require that amounts recognized in the financial statements be determined on an actuarial basis. The Company makes certain assumptions in calculating the amounts recognized in the Company’s financial statements taking into account current investment yields on high-grade corporate bonds (discount rate), external market indicators (inflation rate, expected rate of return on plan assets, health care cost trend rate and rate of compensation increase), the Company’s compensation strategy (rate of compensation increase), asset allocation strategies (expected rate of return on plan assets) and actual plan experience (expected rate of return on plan assets, retirement and mortality rates). Such assumptions are reviewed at least annually.
     Stock-Based Compensation — At December 31, 2005, the Company had four stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Through December 31, 2005, the Company has measured compensation expense for its stock-based compensation plans using the intrinsic value method. Beginning January 1, 2006, compensation expense for the Company’s stock-based compensation plans will be measured using the fair value method required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R), which is described in further detail below. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to recognize stock-based employee compensation expense based on the number of shares that vest in each period.

	Year Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003

Net income, as reported	$171,130	$94,415	$69,450
Add: Stock compensation expense included in net income	1,816	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(11,913)	(24,818)	(23,093)

Pro forma net income	$161,033	$69,597	$46,357

Earnings per share: [1]
Basic — as reported	$1.55	$0.89	$0.64
Basic — pro forma	$1.45	$0.65	$0.43

Diluted — as reported	$1.52	$0.88	$0.62
Diluted — pro forma	$1.41	$0.64	$0.42

[1]	Prior year amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005.
     During the second quarter of 2004, the Company’s Board of Directors accelerated the vesting on 622,262 pre-split option shares previously granted to employees of the Company in an effort to minimize the impact of the Financial Accounting Standards Board’s Exposure Draft entitled “Share-Based Payments” (see “Recently Issued Accounting Pronouncements” below relating to the final issued standard). Although this action established a new measurement date for these options under the intrinsic value method, there was no compensation expense associated with this action since the exercise price related to the accelerated options was above the fair market value of the Company’s common stock on the day the acceleration was effective. However, approximately $10,365,000 of compensation expense under the fair value method was accelerated as a result of this action and has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004.
     Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the change in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

     Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at average exchange rates; and (iii) stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.
     For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at year-end exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.
     Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $2,717,000, $(1,982,000) and $5,716,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
     Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation. Prior period earnings per share amounts, shares utilized in the calculation of prior period earnings per share and activity during the three-year period ended December 31, 2005 relating to employee stock options outstanding have been revised to reflect the 2-for-1 split of the Company’s common stock effective December 15, 2005.
     Cumulative Effect of Accounting Change — In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), which became effective for the Company as of the beginning of the third quarter of 2003. SFAS 150 affected the Company’s accounting for its two forward purchase agreements, then outstanding, covering 1,006,500 pre-split shares of the Company’s common stock. Prior to the adoption of SFAS 150, these agreements were treated as permanent equity and changes in the fair value of these agreements were not recognized. Upon the adoption of SFAS 150, the Company recorded these agreements as an asset at their estimated fair value of $12,209,000. This amount has been reflected as the cumulative effect of an accounting change in the Company’s consolidated results of operations. There was no tax expense associated with this item as the gain is not taxable. The Company terminated these forward contracts effective August 14, 2003 by paying the counterparty approximately $37,992,000 to purchase the shares covered by these agreements. These shares were reflected as treasury stock in the Company’s consolidated balance sheet at December 31, 2003 at an amount equal to the cash paid to purchase the shares plus the estimated fair value of the agreements. This amount aggregated $50,034,000. The change in the fair value of the forward purchase agreements from July 1, 2003 to August 14, 2003, which was a loss of $167,000, was recognized in the Company’s consolidated results of operations.
     Recently Issued Accounting Pronouncements — In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect on its consolidated financial position, results of operations or cash flows upon adoption of this statement.
     In December 2004, the FASB issued SFAS 123R, which requires that all share-based payments to employees, including grants of employee stock options, be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R is effective at the beginning of the first fiscal year beginning after June 15, 2005.
     Although the Company has not completed its analysis of the impact of SFAS 123R, the Company currently estimates that it will recognize approximately $0.10 per diluted share of equity- and option-based compensation expense for 2006 (unaudited), assuming the Company elects the modified prospective transition alternative. However, this estimate may increase or decrease materially once the Company completes its analysis of the impact of SFAS 123R.
Note 2: Plant Closing, Business Realignment and Other Related Costs
     Plant closing, business realignment and other related costs by segment during the years ended December 31, 2004 and 2003 were as follows:

	Year Ended December 31,
(dollars in thousands)	2004	2003

Amounts included in selling and administrative expenses:
Cameron	$4,100	$5,784
CCV	1,426	—
Cooper Compression	570	3,137
Corporate	—	5,652

Total costs	$6,096	$14,573

     During 2004, the Company’s selling and administrative expenses included $6,096,000 of severance costs, primarily related to a workforce reduction program at Cameron, which was completed as of December 31, 2004.
     During 2003, the Company’s selling and administrative expenses included plant closing, business realignment and other related costs totaling $14,573,000. This amount was comprised of (i) $6,181,000 for employee severance at Cameron and at Cooper Compression , (ii) $1,240,000 of other plant closure costs at Cooper Compression related to the closure of 13 facilities announced in the fourth quarter of 2002, (iii) $4,646,000 related to the Company’s unsuccessful efforts to acquire a certain oil service business, (iv) $1,006,000 related to the Company’s international tax restructuring activities, which were begun in 2002 and (v) $1,500,000 related to a litigation award associated with the use of certain intellectual property obtained in connection with a previous acquisition.
The number of employees terminated as a result of the above actions were approximately 406 and 266 in 2004 and 2003, respectively.
A summary of the impact during 2005 on various liability accounts associated with the aforementioned actions taken follows:

		Adjustments
	Balance at	to Accruals		Translation
	Beginning	Through	Cash	and	Balance at
(dollars in thousands)	of Year	Earnings	Disbursements	Other	End of Year

Severance	$238	$(5)	$(233)	$—	$—
Facility closure	3,524	2,580	(2,688)	375	3,791
Retained liabilities from sale of Rotating business	1,469	—	(307)	(150)	1,012
Environmental	3,537	1,010	(191)	(606)	3,750

Total	$8,768	$3,585	$(3,419)	$(381)	$8,553

Note 3: Acquisitions
     On September 1, 2005, the Company announced it had agreed to acquire substantially all of the businesses included within the Flow Control segment of Dresser, Inc. (the Dresser Flow Control Acquisition). On November 30, 2005, the Company completed the acquisition of all of these businesses other than a portion of the business which was acquired on January 10, 2006. Total acquisition cost for the businesses, which will expand the Company’s valves product line, was approximately $217,483,000 in cash and assumed debt. The acquired operations serve customers in the worldwide oil and gas production, pipeline and process markets and have been included in the Company’s consolidated financial statements for the period subsequent to the acquisition in the CCV segment.
     A preliminary purchase price allocation for the Dresser Flow Control Acquisition resulted in goodwill of approximately $83,673,000 at December 31, 2005, less than one-half of which is currently estimated to be deductible for income tax purposes. The purchase price allocation is subject to adjustment as the Company is awaiting a significant amount of additional information relating to the fair value of Dresser’s assets and liabilities. Additionally, the Company expects to finalize a working capital settlement with Dresser during 2006. In connection with the integration of the businesses into CCV, the Company anticipates closing certain facilities, relocating other operations and involuntarily terminating or relocating employees of the acquired businesses, most of which will occur in 2006. Such costs will be accrued or expensed as incurred.
     On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (NuFlo), a Houston-based supplier of metering and related flow measurement equipment, for approximately $121,294,000 in cash and assumed debt, including an additional payment during the third quarter of 2005 reflecting additional working capital acquired. NuFlo’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date in the CCV segment. A preliminary purchase price allocation for the NuFlo acquisition resulted in the addition of approximately $75,402,000 of goodwill for the period ended December 31, 2005, most of which will not be deductible for income tax purposes. The purchase price allocation is subject to adjustment, as the Company is awaiting additional information related to the fair value of NuFlo’s assets and liabilities.
     Also, during 2005, the Company made three small product line acquisitions. Two of the acquisitions, totaling $10,118,000, were complementary to the current product offerings in the Cameron segment. One acquisition in the amount of $1,022,000, plus certain additional amounts that have been deferred for annual payout over a three-year period ending January 5, 2008, was incorporated into the CCV segment. The results of the acquired entities have been included in the Company’s consolidated financial statements for the period subsequent to the respective acquisition dates. Total goodwill recorded as a result of these acquisitions amounted to $6,648,000, the majority of which will be deductible for income tax purposes.
     On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), for approximately $79,668,000, net of cash acquired and debt assumed, subject to adjustment based upon the actual net assets of the businesses at the acquisition date. The operations acquired serve customers in the surface oil and gas production, pipeline and process markets. The results of the PCC entities acquired are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded at December 31, 2005 for the PCC acquisition totaled approximately $17,313,000, most of which will not be deductible for income tax purposes.
     On July 2, 2004, the Company acquired the assets of Unicel, Inc. (Unicel), a Louisiana-based supplier of oil separation products, for approximately $6,700,000 in cash and a note payable for $500,000. The Unicel acquisition expanded the product offering of Petreco.

Unicel’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded from the Unicel acquisition totaled approximately $4,330,000 at December 31, 2005, most of which will be deductible for income tax purposes.
     On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco International Inc. (Petreco), a Houston-based supplier of oil and gas separation products, for approximately $89,922,000, net of cash acquired and debt assumed. Petreco provides highly engineered, custom processing products to the oil and gas industry worldwide and provides the Company with additional product offerings that are complementary to its existing products. Petreco’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Total goodwill recorded as a result of the Petreco acquisition was approximately $74,325,000 at December 31, 2005, most of which will not be deductible for income tax purposes.
Note 4: Receivables
     Receivables consisted of the following:

	December 31,
(dollars in thousands)	2005	2004

Trade receivables	$560,638	$414,150
Other receivables	23,236	15,130
Allowance for doubtful accounts	(9,775)	(4,513)

Total receivables	$574,099	$424,767

Note 5: Inventories
     Inventories consisted of the following:

	December 31,
(dollars in thousands)	2005	2004

Raw materials	$97,035	$63,674
Work-in-process	214,730	119,073
Finished goods, including parts and subassemblies	498,938	346,247
Other	3,408	2,984

	814,111	531,978
Excess of current standard costs over LIFO costs	(37,829)	(29,487)
Allowance for obsolete and excess inventory	(70,473)	(47,778)

Total inventories	$705,809	$454,713

Note 6: Plant and Equipment, Goodwill and Other Assets
     Plant and equipment consisted of the following:

	December 31,
(dollars in thousands)	2005	2004

Land and land improvements	$36,229	$36,832
Buildings	220,315	219,764
Machinery and equipment	587,967	563,824
Tooling, dies, patterns, etc.	55,383	55,182
Office furniture & equipment	93,919	86,861
Capitalized software	83,221	76,903
Assets under capital leases	20,754	18,917
All other	14,555	14,830
Construction in progress	35,079	21,960

	1,147,422	1,095,073
Accumulated depreciation	(621,707)	(616,422)

Total plant and equipment	$525,715	$478,651

     Changes in goodwill during 2005 were as follows:

			Copper
(dollars in thousands)	Cameron	CCV	Compression	Total

Balance at December 31, 2004	$223,558	$129,322	$62,222	$415,102
Acquisitions:
Flow Control segment of Dresser, Inc.	—	83,673	—	83,673
NuFlo Technologies, Inc.	—	75,402	—	75,402
Other acquisitions	5,926	722	—	6,648
Finalization of prior year acquisition adjustments:
PCC Flow Technologies	8,465	(1,384)	—	7,081
Unicel	(1,372)	—	—	(1,372)
Petreco	7,540	—	—	7,540
Translation and other	(14,185)	(2,847)	—	(17,032)

Balance at December 31, 2005	$229,932	$284,888	$62,222	$577,042

     Other assets consisted of the following:

	December 31,
(dollars in thousands)	2005	2004

Long-term prepaid benefit costs of defined benefit pension plans	$133,875	$137,086
Deferred income taxes	53,767	61,487
Intangible assets related to pension plans	101	101
Other intangibles:
Nonamortizable	8,509	9,565
Gross amortizable	53,316	30,106
Accumulated amortization	(9,972)	(6,833)
Other	28,153	25,841

Total other assets	$267,749	$257,353

     Amortization associated with the Company’s capitalized software and other amortizable intangibles (primarily patents, trademarks, customer lists and other) recorded as of December 31, 2005 is expected to approximate $12,703,000, $12,122,000, $10,686,000, $9,507,000 and $8,530,000 for the years ending December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
Note 7: Accounts Payable and Accrued Liabilities
     Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in thousands)	2005	2004

Trade accounts payable and accruals	$409,385	$252,049
Salaries, wages and related fringe benefits	128,144	89,654
Advances from customers	240,980	88,269
Payroll and other taxes	25,858	22,456
Product warranty	25,030	16,481
Fair value of derivatives	7,688	—
Deferred income taxes	6,846	13,505
Product liability	5,552	5,603
Accruals for plant closing, business realignment and other related costs	1,068	5,670
Other	40,968	23,185

Total accounts payable and accrued liabilities	$891,519	$516,872

Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in thousands):

		Warranty	Charges
Balance	Effects of	Provisions During	Against	Translation	Balance
December 31, 2004	Acquisitions	the Year	Accrual	and Other	December 31, 2005

$16,481	$5,173	$21,789	$(17,977)	$(436)	$25,030

Note 8: Employee Benefit Plans
     Total net benefit plan expense associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

				Postretirement
	Pension Benefits			Benefits
(dollars in thousands)	2005	2004	2003	2005	2004	2003

Service cost	$7,574	$7,036	$6,597	$7	$12	$11
Interest cost	22,215	21,255	19,842	1,502	2,601	3,118
Expected return on plan assets	(28,807)	(27,795)	(23,440)	—	—	—
Amortization of prior service cost	(526)	(526)	(467)	(388)	(463)	(80)
Amortization of losses (gains) and other	9,925	7,988	7,838	(956)	747	—

Total net benefit plan expense	$10,381	$7,958	$10,370	$165	$2,897	$3,049

Net benefit plan expense:
U.S. plans	$3,155	$2,819	$5,957	$165	$2,897	$3,049
Foreign plans	7,226	5,139	4,413	—	—	—

Total net benefit plan expense	$10,381	$7,958	$10,370	$165	$2,897	$3,049

     The change in the benefit obligations associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2005	2004	2005	2004

Benefit obligation at beginning of year	$414,569	$359,521	$26,672	$42,624
Service cost	7,574	7,036	7	12
Interest cost	22,215	21,255	1,502	2,601
Plan participants’ contributions	910	549	—	—
Curtailments	—	(250)	—	—
Actuarial losses (gains)	22,924	32,462	(998)	(14,798)
Exchange rate changes	(25,384)	14,943	—	—
Benefits paid directly or from plan assets	(19,181)	(20,947)	(2,271)	(3,767)
Expenses paid from plan assets	(730)	—	—	—

Benefit obligation at end of year	$422,897	$414,569	$24,912	$26,672

Benefit obligations at end of year:
U.S. plans	$203,017	$198,689	$24,912	$26,672
Foreign plans	219,880	215,880	—	—

Benefit obligation at end of year	$422,897	$414,569	$24,912	$26,672

     The total accumulated benefit obligation for the Company’s defined benefit pension plans was $393,149,000 and $389,762,000 at December 31, 2005 and 2004, respectively.

     The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2005	2004	2005	2004

Fair value of plan assets at beginning of year	$384,788	$342,296	$—	$—
Actual return on plan assets	37,543	25,853	—	—
Actuarial gains	9,475	5,010	—	—
Company contributions	13,652	18,210	2,271	3,767
Plan participants’ contributions	910	549	—	—
Exchange rate changes	(22,798)	13,250	—	—
Benefits paid from plan assets	(18,898)	(20,380)	(2,271)	(3,767)
Expenses paid from plan assets	(730)	—	—	—

Fair value of plan assets at end of year	$403,942	$384,788	$—	$—

Fair value of plan assets at end of year:
U.S. plans	$201,867	$193,790	$—	$—
Foreign plans	202,075	190,998	—	—

Fair value of plan assets at end of year	$403,942	$384,788	$—	$—

     Asset investment allocations for the Company’s main defined benefit pension and postretirement benefit plans in the United States and the United Kingdom, which account for approximately 99% of total plan assets, are as follows:

			Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004

U.S. plan:
Equity securities	65%	62%	—	—
Fixed income debt securities and cash	35%	38%	—	—

U.K. plan:
Equity securities	51%	48%	—	—
Fixed income debt securities and cash	49%	52%	—	—
     In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2005 and 2004, the investment strategy has been designed to approximate the performance of market indexes. The actual asset allocations at December 31, 2005 were weighted slightly heavier toward equity securities than the stated targeted allocations.
     During 2005, the Company made contributions totaling $13,652,000 to the assets of its various defined benefit plans. Minimum contributions for 2006 are currently expected to approximate $2,042,000, assuming no change in the current discount rate or expected investment earnings.
     The net assets (liabilities) associated with the Company’s defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2005	2004	2005	2004

Plan assets less than benefit obligations at end of year	$(18,955)	$(29,781)	$(24,912)	$(26,672)
Unrecognized net loss (gain)	150,045	164,770	(12,132)	(12,455)
Unrecognized prior service cost	(2,988)	(3,510)	(3,060)	(3,448)

Prepaid (accrued) pension cost	128,102	131,479	(40,104)	(42,575)

Underfunded plan adjustments recognized:
Accrued minimum liability	(2,166)	(2,542)	—	—
Intangible asset	101	101	—	—
Accumulated other comprehensive income, net of tax	1,507	1,507	—	—

Net assets (liabilities) recognized on balance sheet at end of year	$127,544	$130,545	$(40,104)	$(42,575)

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2005	2004	2005	2004

Balance sheet classification at end of year:
Assets recognized:
U.S. plans	$74,488	$71,021	$—	$—
Foreign plans	59,488	66,166	—	—
Liabilities recognized:
U.S. plans	(4,224)	(3,893)	(40,104)	(42,575)
Foreign plans	(3,715)	(4,256)	—	—
Accumulated other comprehensive income, net of tax:
U.S. plans	331	331	—	—
Foreign plans	1,176	1,176	—	—

Total recognized	$127,544	$130,545	$(40,104)	$(42,575)

     The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

			Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004

Assumptions related to net benefit costs:
Domestic plans:
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected return on plan assets	8.5%	8.75%	—	—
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	10.0%	11.0%
Measurement date	1/1/2005	1/1/2004	10/1/2004	10/1/2003

International plans:
Discount rate	5.0 - 5.5%	5.0 - 5.5%	—	—
Expected return on plan assets	5.0 - 6.75%	5.5 - 7.5%	—	—
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%	—	—
Measurement date	1/1/2005	1/1/2004	—	—

Assumptions related to end of period benefit obligations:
Domestic plans:
Discount rate	5.75%	5.75%	5.5%	5.75%
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	9.0%	10.0%
Measurement date	12/31/2005	12/31/2004	10/1/2005	10/1/2004

International plans:
Discount rate	4.25 - 5.0%	5.0 - 5.5%	—	—
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%	—	—
Measurement date	12/31/2005	12/31/2004	—	—
     The expected long-term rates of return on assets used to compute expense for the year ended December 31, 2005 were lowered from rates used in 2004 to reflect estimated future investment returns and anticipated asset allocations and investment strategies.
     The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%.
     The health care cost trend rate is assumed to decrease gradually from 9.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-	One-percentage-
(dollars in thousands)	point Increase	point Decrease

Effect on total of service and interest cost components in 2005	$ 78	$ (70)
Effect on postretirement benefit obligation as of December 31, 2005	$1,419	$(1,273)

     Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit		Accumulated Benefit
	Obligation in Excess		Obligation in Excess
	of Plan Assets		of Plan Assets

(dollars in thousands)	2005	2004	2005	2004

Fair value of applicable plan assets	$202,509	$384,788	$4,881	$4,750
Projected benefit obligation of applicable plans	$(224,692)	$(414,569)	—	—
Accumulated benefit obligation of applicable plans	—	—	$(12,802)	$(12,898)
     The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering the majority of salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen with respect to new entrants effective June 14, 1996, and the Retirement Plan was frozen with respect to most new entrants effective May 1, 2003. Additionally, with respect to the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.
     In addition, the Company’s domestic employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. Additionally, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company’s expense under this plan for the years ended December 31, 2005, 2004 and 2003 amounted to $9,573,000, $8,026,000 and $8,050,000, respectively. In addition, the Company provides savings plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government mandated plans for the years ended December 31, 2005, 2004 and 2003 amounted to $15,760,000, $ 16,213,000 and $ 12,810,000, respectively.
     Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

			Postretirement
	Pension Benefits		Benefits

(dollars in thousands)	U.S. Plans	Foreign Plans

Year ended December 31 :
2006	$13,469	$4,121	$2,668
2007	$14,388	$4,306	$2,618
2008	$13,634	$4,478	$2,558
2009	$16,268	$4,653	$2,448
2010	$15,521	$4,676	$2,328
2011-2015	$88,008	$25,375	$9,928
     Certain of the Company’s employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.
     Effective January 1, 2004, various postretirement benefit plans were consolidated to standardize the provisions across all plans and update the plan design to control rising costs, which resulted in an actuarial gain of $3,825,000 that is being amortized over ten years.
     In May 2004, the FASB issued FASB Staff Position 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). FSP 106-2 provides accounting and reporting guidance relating to subsidies available under the Act to companies who have plans providing prescription drug benefits that are considered to be actuarially equivalent to Medicare Part D. During 2004, the Company’s actuaries concluded that the Company’s plan does provide an actuarially equivalent benefit and therefore, the Company is eligible for the applicable Federal subsidies. Accordingly, the Company recorded a reduction of $3,668,000 in its postretirement benefit obligation at December 31, 2004 and a reduction in its 2005 postretirement benefit expense of $609,000.

     Note 9: Equity Compensation Plans

     Equity Award Plans
     The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for grants of equity compensation awards to employees and non-employee directors. The number of shares authorized by shareholders for use under the 2005 EQIP was the number of authorized shares remaining available under the Company’s Long-term Incentive Plan, as Amended and Restated as of November 2002 (the Long-term Incentive Plan), which expired under its own terms in May 2005, and the Second Amended and Restated 1995 Stock Option Plan for Non-employee Directors (the Non-employee Director Plan), which was merged into the EQIP at the time of shareholder approval in May 2005. The fourth plan under which there remain grants outstanding is the Broad Based 2000 Incentive Plan (The Broad Based Incentive Plan), which has been terminated. The plans other than the 2005 EQIP are known as the “historical plans”. Options remain outstanding under the historical plans but no further grants will be made from those plans. Shareholder approval will be required for any future increases in the amount of shares authorized for use under the 2005 EQIP
     The following table summarizes stock option activity for each of the three years ended December 31 (all amounts have been revised to reflect the 2-for-1 stock split effective December 15,2005):

	Number of Shares
	2005 Equity	Broad Based	Long-term		Weighted-
	Incentive	Incentive	Incentive	Non-employee	Average
	Plan	Plan	Plan	Director Plan	Exercise Prices

Stock options outstanding at December 31 , 2002	—	5,602,438	10,205,730	626,940	$22.96

Options granted	—	548,092	2,795,472	72,000	$22.13
Options cancelled	—	(329,450)	(604,312)	(131,032)	$26.62
Options exercised	—	(195,776)	(1,200,074)	(12,000)	$15.68

Stock options outstanding at December 31 , 2003	—	5,625,304	11,196,816	555,908	$23.16

Options granted	—	74,800	1,202,124	72,000	$25.28
Options cancelled	—	(182,402)	(506,042)	(75,480)	$27.54
Options exercised	—	(958,992)	(1,819,510)	(96,060)	$19.10

Stock options outstanding at December 31 , 2004	—	4,558,710	10,073,388	456,368	$23.88

Options granted	1,641,433	—	914,226	12,000	$32.60
Options cancelled	(24,000)	(21,196)	(229,890)	(60,000)	$30.03
Options exercised	(98,294)	(3,432,528)	(7,001,928)	(132,214)	$23.53

Stock options outstanding at December 31 , 2005	1,519,139	1,104,986	3,755,796	276,154	$27.49

Weighted-average exercise price of options outstanding at December 31 , 2005	$35.75	$22.85	$25.55	$26.95	$27.49

     Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2005 was as follows:

		Options Outstanding		Options Exercisable

		Weighted-
	Number	Average Years	Weighted-	Number	Weighted-
Range of Exercise	Outstanding as	Remaining on	Average	Exercisable as	Average
Prices	of 12/31/2005	Contractual Life	Exercise Price	of 12/31/2005	Exercise Price

$12.09 — $21.38	609,580	3.70	$17.24	593,852	$17.16
$21.47 — $21.47	1,302,768	7.87	$21.47	508,404	$21.47
$21.83 — $25.16	1,161,742	6.02	$24.22	740,019	$23.81
$25.47 — $27.56	944,346	5.15	$27.10	490,346	$26.71
$27.70 — $31.97	773,574	5.39	$29.43	746,774	$29.47
$32.35 — $36.50	370,764	2.12	$33.94	370,764	$33.94
$36.56 — $36.56	1,105,000	6.86	$36.56	—	—
$36.75 — $39.47	324,940	3.83	$38.41	298,940	$38.38
$39.97 — $39.97	58,510	2.47	$39.97	58,510	$39.97
$41.21 — $41.21	4,851	5.37	$41.21	4,851	$41.21

$12.09 — $41.21	6,656,075	5.76	$27.49	3,812,460	$26.34

     Options with terms of seven years are granted to officers of the Company under the 2005 EQIP with exercise prices equal to the fair value of the Company’s common stock at the date of grant and provide for vesting on the first anniversary date following the date of grant in one-third increments each year. Grants made in prior years to officers and other key employees under the Long-term and Broad Based Incentive Plans provided similar terms, except that the options terminated after ten years rather than seven. Additionally, the Company has certain options outstanding that were granted to certain key executives in lieu of salary for years prior to 2003. These options became exercisable at the end of the respective salary period and expire five years after the beginning of the salary period. The Options in Lieu of Salary Program was discontinued effective January 1, 2003.
     Under a Compensation Program for Non-Employee Directors approved by the Board of Directors in July 2005, non-employee directors are entitled to receive an initial grant of 6,000 deferred stock units from the 2005 EQIP plan upon first being elected to the Board and a grant of 4,000 deferred stock units annually thereafter (post-split basis). These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time. Additionally, Board members receive (i) an annual cash retainer of $50,000, (ii) an annual retainer for the Chair of the Audit Committee of $15,000 and (iii) an annual retainer for other Committee Chairs of $ 10,000. These cash retainers may be voluntarily converted into deferred stock units or deferred in cash accounts with the same investment options as those available to employees under the Cooper Cameron Corporation Retirement Savings Plan. Directors are also required to maintain stock ownership in the Company equal to five times the annual retainer, a level to be attained within three years of the program’s initiation or upon first being elected to the Board. This program replaced a similar program under the Company’s Non-employee Director Plan which provided in prior years for an initial option grant of 12,000 shares upon first joining the Board of Directors and an annual option grant of 12,000 shares thereafter (post-split basis). Such options, which had exercise prices equal to the fair value of the Company’s common stock at the date of grant, became exercisable one year following the date of grant and generally expire five years following the date of grant.
     During 2005, the Company began issuing restricted stock units to key employees other than officers in place of stock options. The initial grant to employees at the beginning of the year provided for time-based vesting of one-fourth of the grant on the first and second anniversaries of the date of grant with the remaining one-half of the original award vesting on the third anniversary of the date of grant. Unvested portions of the award are cancelled in the event of termination of employment. Subsequent grants of restricted stock after June 30,2005 provided for 100% cliff vesting on the third anniversary of the date of grant. A total of 343,400 restricted stock units were granted during 2005 at a fair value of $27.69 per share, of which 329,700 remain outstanding at December 31,2005 after cancellations during the year. The fair value of restricted stock unit grants is being amortized to income on a straight-line basis over the expected vesting term of the awards. During 2005, $2,790,000 was recognized as additional compensation expense attributable to the issuance of deferred and restricted stock units.
     As of December 31, 2005, 2,336,617 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards.
     Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2005,2004 and 2003 would have been $7.88, $6.57 and $7.34, respectively (revised to reflect the 2-for-1 stock split effective December 15,2005). The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2003 would have been $7.73 (post-split). The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

		Year Ended December 31,

	2005	2004	2003

Expected life (in years)	3.0	3.5	3.4
Risk-free interest rate	4.4%	3.1%	2.6%
Volatility	27.0%	29.0%	41.8%
Dividend yield	0.0%	0.0%	0.0%
     Further information on the impact on net income and earnings per share of using the alternative fair value method to recognize stock-based employee compensation expense may be found in Note 1 of the Notes to Consolidated Financial Statements.
Employee Stock Purchase Plan
     As a result of the issuance of SFAS 123R by the FASB (see Note 1 of the Notes to Consolidated Financial Statements) the Company discontinued the Cooper Cameron Employee Stock Purchase Plan, effective July 31,2004, the end of the 2003/2004 plan year. Additionally, the Plan expired under its existing terms on May 1, 2005. Prior to discontinuance and expiration of the Plan, employees had the ability to elect each year to have up to 10% of their annual compensation withheld to purchase the Company’s common stock at a price equal to 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the stock.
     Following is the activity under the Employee Stock Purchase Plan prior to discontinuance and expiration (amounts are revised to reflect the 2-for-1 stock split effective December 15,2005):

	2003 / 2004	2002 / 2003
	Plan	Plan

Shares purchased by employees	293,700	324,880
Average price per share	$20.355	$17.925
Note 10: Long-term Debt
     The Company’s debt obligation were as follows:

	December 31,
(dollars in thousands)	2005	2004

Senior notes, net of $805 of unamortized original issue discount and deferred loss on termination of interest rate swaps ($103 at December 31, 2004)	$199,195	$200,473
Convertible debentures	238,750	253,750
Other debt	3,705	4,475
Obligations under capital leases	9,256	6,976

	450,906	465,674
Current maturities	(6,471)	(7,319)

Long-term portion	$444,435	$458,355

     On October 12, 2005, the Company entered into a new $350,000,000 five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions. The credit facility (all of which was available at December 31, 2005) also allows for the issuance of letters of credit up to the full amount of the facility. The Company has the right to request an increase in the amount of the facility up to $700,000,000 and may request three one-year extensions of the maturity date of the facility, all subject to lender approval. The facility provides for variable-rate borrowings based on the London Interbank Offered Rate (LIBOR) plus a margin (based on the Company’s then-current credit rating) or an alternate base rate. The agreement provides for facility and utilization fees and requires that the Company maintain a total debt-to-total capitalization ratio of less than 60% during the term of the agreement. The Company was in compliance with all loan covenants as of December 31, 2005.
     On March 12, 2004, the Company issued senior notes due April 15, 2007 (the Senior Notes) in the aggregate amount of $200,000,000, with an interest rate of 2.65%, payable semi-annually on April 15 and October 15. In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150,000,000 of its Senior Notes to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1,074,000, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company’s interest expense was increased by $327,000 for the year ended December 31, 2005 as a result of the amortization of the termination payment.
     On May 11 and June 10, 2004, the Company issued an aggregate amount of $230,000,000 and $8,000,000, respectively, of twenty-year convertible debentures due 2024 with an interest rate of 1.5% payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company’s common stock at a rate of 28.9714 shares per debenture, or $34.52 per share (on a post-stock split basis). The holders can convert the debentures into the Company’s common stock only under the following circumstances:
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
     The Company has elected to use the “cash pay” provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption. Under this provision, the Company will satisfy in cash its conversion obligation for 100% of the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company’s common stock.

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
     The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company’s common stock at a rate of 21.0316 shares per debenture, or $47.55 per share (on a post-stock split basis). In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures. During February 2005, the Company retired an additional $15,000,000 of the remaining 1.75% Convertible Debentures.
     The net proceeds from the Senior Notes and the 1.5% Convertible Debentures were used to retire the Company’s Zero-Coupon Convertible Debentures and a large portion of the 1.75% Convertible Debentures, as well as for other purposes, including share repurchases.
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
     Other debt has a weighted-average interest rate of 2.2% at December 31, 2005 (2.0% at December 31, 2004).
     Future maturities of the Company’s debt (excluding capital leases) are approximately $3,126,000 in 2006, $200,524,000 in 2007 and $238,000,000 in 2009. Maturities in 2006 include $750,000 related to the 1.75% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 18, 2006, and maturities in 2009 include $238,000,000 related to the 1.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009.
     Interest paid during the years ended December 31, 2005, 2004 and 2003 approximated $10,908,000, $16,619,000 and $4,143,000, respectively.
Note 11: Leases
     The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2005, 2004 and 2003 were $20,653,000, $23,157,000 and $21,226,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

	Capital	Operating
(dollars in thousands)	Lease Payments	Lease Payments

Year ended December 31:
2006	$3,420	$25,218
2007	3,328	16,747
2008	2,057	13,267
2009	849	11,781
2010	11	10,887
Thereafter	—	89,322

Future minimum lease payments	9,665	167,222
Less: amount representing interest	(409)	—

Lease obligations at December 31, 2005	$9,256	$167,222

Note 12: Income Taxes
     The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2005	2004	2003

Income before income taxes:
U.S. operations	$90,930	$23,814	$21,590
Foreign operations	172,082	109,105	56,013

Income before income taxes	$263,012	$132,919	$77,603

     The provisions (benefits) for income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2005	2004	2003

Current:
U.S. federal	$32,906	$8,831	$4,574
U.S. state and local	5,243	1,119	1,032
Foreign	49,118	18,835	20,288

	87,267	28,785	25,894

Deferred:
U.S. federal	465	6,046	(293)
U.S. state and local	70	909	(44)
Foreign	4,080	2,764	(5,195)

	4,615	9,719	(5,532)

Income tax provision	$91,882	$38,504	$20,362

     The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
(dollars in thousands)	2005	2004	2003

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	1.36	0.85	1.26
Tax exempt income	(1.00)	(2.13)	(5.76)
Foreign statutory rate differential	(6.04)	(8.77)	(14.84)
Change in valuation allowance on deferred tax assets	0.06	0.21	7.08
Nondeductible expenses	1.49	1.77	2.30
Foreign income currently taxable in U.S.	1.46	2.11	1.29
All other	2.60	(0.07)	(0.09)

Total	34.93%	28.97%	26.24%

Total income taxes paid	$34,941	$38,853	$16,132

     Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in thousands)	2005	2004

Deferred tax liabilities:
Plant and equipment	$(33,289)	$(30,544)
Inventory	(46,208)	(50,813)
Pensions	(47,327)	(38,884)
Other	(22,752)	(23,777)

Total deferred tax liabilities	(149,576)	(144,018)

Deferred tax assets:
Postretirement benefits other than pensions	14,387	16,544
Reserves and accruals	45,135	33,154
Net operating losses and related deferred tax assets	143,739	135,095
Other	4,978	49

Total deferred tax assets	208,239	184,842

Valuation allowance	(35,531)	(23,860)

Net deferred tax assets	$23,132	$16,964

     During the last three years, certain of the Company’s international operations have incurred losses that have not been tax benefited, while others utilized part of the previously reserved prior year losses. As a result of the foregoing, the valuation allowances established in prior years were increased in 2005, 2004 and 2003, respectively, by $150,000, $247,000 and $5,492,000, with a corresponding increase in the Company’s income tax expense. In addition, valuation allowances were established to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of an international acquisition. Further, certain valuation allowances are recorded in the non-U.S. dollar functional currency of the operation and the U.S. dollar equivalent has been adjusted for the effect of translation. The valuation reserves were increased in 2005 by $11,521,000 for these adjustments.
     At December 31, 2005, the Company had U.S. net operating loss carryforwards of approximately $289,000,000 that will expire in 2020 - 2023 if not utilized. At December 31, 2005, the Company had net operating loss carryforwards of approximately $35,000,000 and $7,000,000 in Brazil and Germany, respectively, that had no expiration periods. The Company had net operating loss carryforwards of approximately $6,000,000 in Romania that will expire in 2007 - 2010 if not utilized and approximately $23,000,000 in Italy, most of which will expire in 2006 - 2010. The Company had a valuation allowance of $35,531,000 as of December 31, 2005 against the net operating loss and other carryforwards. Approximately $9,000,000 of this amount will be allocated to reduce goodwill upon any subsequent recognition of the related tax benefit. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.
     The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $37,817,000, $6,645,000 and $4,831,000 in 2005, 2004 and 2003, respectively.
     The Company considers that all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, to essentially be permanently reinvested. An estimate of these amounts considered permanently reinvested is $473,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.
Note 13: Stockholders’ Equity
Common Stock
     Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. Effective December 15, 2005, the Company implemented a 2-for-1 split of its common stock in the form of a stock dividend issued to all shareholders at that date. In August 2004, the Company’s Board of Directors approved the repurchase of up to 5,000,000 shares of the Company’s Common stock through the open market of structured purchases, replacing all previous share repurchase authorizations.
     Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common	Treasury	Shares
	Stock	Stock	Outstanding

Balance — December 31, 2002	54,566,054	(54,954)	54,511,100

Purchase of treasury stock	—	(1,251,900)	(1,251,900)
Stock issued under stock option and other employee benefit plans	367,604	176,254	543,858

Balance — December 31, 2003	54,933,658	(1,130,600)	53,803,058

Purchase of treasury stock	—	(1,965,800)	(1,965,800)
Stock issued under stock option and other employee benefit plans	—	1,300,557	1,300,557

Balance — December 31, 2004	54,933,658	(1,795,843)	53,137,815

Purchase of treasury stock	—	(164,500)	(164,500)
Stock issued under stock option and other employee benefit plans	3,130,345	1,960,343	5,090,688
Effect of stock split on shares outstanding	57,565,114	—	57,565,114

Balance — December 31, 2005	115,629,117	—	115,629,117

     At December 31, 2005, 10,160,736 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock
     The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2005, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.
Stockholder Rights Plan
     On May 23,1995, the Company’s Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.
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
Retained Earnings
     Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,556,143,000 at December 31, 2005.
Note 14: Business Segments
     The Company’s operations are organized into three separate business segments — Cameron, CCV and Cooper Compression.
     Based upon the amount of equipment installed worldwide and available industry data, Cameron is one of the world’s leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Based upon the amount of equipment installed worldwide and available industry data, CCV is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV’s products include gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Cooper Compression provides reciprocating and centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.
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
     The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2005, 2004 and 2003, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $34,394,000, $31,849,000 and $28,703,000, respectively. Cameron accounted for 80%, 84% and 85% of each respective year’s total costs.

     Summary financial data by segment follows:

	For the Year Ended December 31, 2005
			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$1,507,823	$625,124	$384,900	$—	$2,517,847

Depreciation and amortization	$43,736	$16,787	$15,387	$2,488	$78,398
Interest income	$—	$—	$—	$(13,060)	$(13,060)
Interest expense	$—	$—	$—	$11,953	$11,953

Income (loss) before income taxes and cumulative effect of accounting change	$178,939	$101,539	$26,675	$(44,141)	$263,012

Capital expenditures	$49,789	$13,807	$7,269	$6,643	$77,508

Total assets	$1,575,363	$936,443	$280,057	$306,699	$3,098,562

	For the Year Ended December 31, 2004
			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$1,402,796	$350,095	$339,954	$—	$2,092,845

Depreciation and amortization	$51,330	$12,197	$16,896	$2,418	$82,841
Interest income	$—	$—	$—	$(4,874)	$(4,874)
Interest expense	$—	$—	$—	$17,753	$17,753

Income (loss) before income taxes and cumulative effect of accounting change	$118,828	$37,836	$24,627	$(48,372)	$132,919

Capital expenditures	$28,929	$13,717	$6,853	$3,982	$53,481

Total assets	$1,430,256	$404,360	$294,624	$227,190	$2,356,430

	For the Year Ended December 31, 2003
			Cooper	Corporate
(dollars in thousands)	Cameron	CCV	Compression	& Other	Consolidated

Revenues	$1,018,517	$307,054	$308,775	$—	$1,634,346

Depreciation and amortization	$51,211	$12,724	$17,210	$2,420	$83,565
Interest income	$—	$—	$—	$(5,198)	$(5,198)
Interest expense	$—	$—	$—	$8,157	$8,157

Income (loss) before income taxes and cumulative effect of accounting change	$63,364	$33,694	$10,268	$(29,723)	$77,603

Capital expenditures	$40,153	$9,664	$7,152	$7,696	$64,665

Total assets	$1,233,172	$320,982	$298,020	$288,511	$2,140,685
     For internal management reporting, and therefore the above segment information, consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item. Spending for the Company’s enterprise-wide software upgrade has been reflected as a Corporate capital expenditure since 2001. In connection with the initial implementation of this system in 2002, amortization expense, as well as the associated asset, is being reflected in each segment’s information above for 2005, 2004 and 2003.

     Geographic revenue by shipping location and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	2005	2004	2003

Revenues:
United States	$1,365,770	$1,016,125	$833,935
United Kingdom	326,231	444,134	288,693
Other foreign countries	825,846	632,586	511,718

Total revenues	$2,517,847	$2,092,845	$1,634,346

Long-lived assets:
United States	$655,922	$560,088	$468,717
United Kingdom	125,763	130,057	126,758
Other foreign countries	373,026	236,547	195,586

Total long-lived assets	$1,154,711	$926,692	$791,061

Note 15: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments
Off-Balance Sheet Risk and Guarantees
     At December 31, 2005, the Company was contingently liable with respect to $265,568,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling $6,248,000, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters.
     In connection with the Dresser Flow Control Acquisition, the Company is obligated to replace all outstanding standby and financial letters of credit and other bank guarantees and indemnitees of the acquired businesses and Dresser, Inc. (the Dresser Guarantees) within 120 days of closing. The Dresser Guarantees amounted to $77,673,000 at closing. In the event the Company is unsuccessful in replacing the Dresser Guarantees, the Company will provide a standby letter of credit to Dresser, Inc. for the full amount of the Dresser Guarantees it was unable to replace and will indemnify Dresser Inc. against any losses for any amounts paid under the Dresser Guarantees, including costs and expenses.
     The Company’s other off-balance sheet risks were not material at December 31, 2005.
Concentrations of Credit Risk
     Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2005. The Company typically does not require collateral for its customer trade receivables.
Fair Value of Financial Instruments
     The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.
     At December 31, 2005, the Company was party to a number of long-term foreign currency forward contracts. The purpose of the majority of the contracts was to hedge large anticipated non-functional currency cash flows on a major subsea contract involving the Company’s wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair value recorded in the Company’s Consolidated Balance Sheet (determined based on quoted forward rates) at December 31, 2005 follows:

	Year of Contract Expiration
(amounts in thousands except exchange rates)	2006	2007	2008	2009	Total

Sell USD/Buy GBP:
Notional amount to sell (in U.S. dollars)	$141,443	$65,406	$10,966	$2,621	$220,436
Average GBP to USD contract rate	1.8148	1.8091	1.8039	1.7989	1.8124
Average GBP to USD forward rate at December 31, 2005	1.7248	1.7311	1.7358	1.7383	1.7274
Fair value at December 31, 2005 in U.S. dollars					$(10,313)

Buy Euro/Sell GBP:
Notional amount to buy (in euros)	28,931	15,965	899	12	45,807
Average GBP to EUR contract rate	1.4137	1.3902	1.3693	1.3450	1.4045
Average GBP to EUR forward rate at December 31, 2005	1.4399	1.4232	1.4068	1.3854	1.4333
Fair value at December 31, 2005 in U.S. dollars					$(1,128)

Buy NOK/Sell GBP:
Notional amount to buy (in Norwegian krone)	37,208	20,671	600	—	58,479
Average GBP to NOK contract rate	11.4303	11.2999	11.2173	—	11.3817
Average GBP to NOK forward rate at December 31, 2005	11.5135	11.4447	11.3542	—	11.4874
Fair value at December 31, 2005 in U.S. dollars					$(82)
     Approximately $7,688,000 of the fair value of these contracts is reflected as a current liability at December 31, 2005 based on the scheduled expiration of the foreign currency forward contracts. The remainder is included in other long-term liabilities in the Company’s Consolidated Balance Sheet at December 31, 2005. The Company has recognized a pre-tax loss in 2005 of approximately $701,000, primarily through reduced revenues, in connection with the ineffectiveness of certain of the hedges in offsetting the foreign currency impact on the related anticipated foreign currency cash flows. The Company anticipates that approximately $4,371,000 of the fair value loss on these hedges reported in accumulated other comprehensive income at December 31, 2005 will be reclassified into earnings during 2006 as additional revenues are recognized on the underlying subsea contract.
     The primary portion of the Company’s debt consists of fixed-rate senior notes and convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2005 was $67,834,000 lower than the fair value. The difference between book value and fair value on the Company’s other fixed-rate debt was not material. Additional information on the Company’s debt may be found in Note 10 of the Notes to Consolidated Financial Statements.
Note 16: Summary of Noncash Operating, Investing and Financing Activities
     The effect on net assets of noncash operating, investing and financing activities was as follows:

	Year Ended December 31,
(dollars in thousands)	2005	2004

Change in receivables from employees relating to equity issuances from stock option plan exercises	$(1,400)	$(189)
Tax benefit recognized for certain employee stock benefit plan transactions	$37,817	$6,645
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$(8,441)	$—
Other	$—	$(69)

Note 17: Earnings Per Share
     The calculation of basic and diluted earnings per share for each period presented was as follows (prior year amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005):

	Year Ended December 31,
(amounts in thousands)	2005	2004	2003

Income before cumulative effect of accounting change	$171,130	$94,415	$57,241
Cumulative effect of accounting change	—	—	12,209

Net income	171,130	94,415	69,450
Add back interest on convertible debentures, net of tax	—	—	5,248

Net income (assuming conversion of convertible debentures)	$171,130	$94,415	$74,698

Average shares outstanding (basic)	110,732	106,545	108,806
Common stock equivalents	1,475	1,163	1,331
Incremental shares from assumed conversion of convertible debentures	401	—	9,464

Shares utilized in diluted earnings per share calculation	112,608	107,708	119,601

	Year Ended December 31,
	2005	2004	2003

Basic earnings per share:
Before cumulative effect of accounting change	$1.55	$0.89	$0.53
Cumulative effect of accounting change	—	—	0.11

Net income per share	$1.55	$0.89	$0.64

	Year Ended December 31,
	2005	2004	2003

Diluted earnings per share:
Before cumulative effect of accounting change	$1.52	$0.88	$0.52
Cumulative effect of accounting change	—	—	0.10

Net income per share	$1.52	$0.88	$0.62

     Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company’s Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures for the year ended December 31, 2003. For the years ended December 31, 2005 and 2004, these debentures were anti-dilutive. The Company’s 15% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2005, since the market price of the Company’s common stock exceeded the conversion value of the debentures at year-end. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.
Note 18: Accumulated Other Elements of Comprehensive Income
     Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in thousands)	2005	2004

Accumulated foreign currency translation gain	$47,489	$96,600
Accumulated adjustments to record minimum pension liabilities, net of tax	(1,507)	(1,507)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	(8,518)	(119)

	$37,464	$94,974

Note 19: Unaudited Quarterly Operating Results
     Unaudited quarterly operating results were as follows (prior period earnings per share amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005):

	2005 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4

Revenues	$547,888	$594,784	$636,613	$738,562
Revenues less cost of sales (exclusive of depreciation and amortization)	$140,622	$171,853	$186,785	$222,310
Income from liquidation of LIFO inventory layers at Cooper Compression	$—	$—	$—	$4,033
Net income	$28,591	$38,630	$49,218	$54,691
Earnings per share:
Basic	$0.27	$0.35	$0.44	$0.48
Diluted	$0.26	$0.35	$0.43	$0.47

	2004 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4

Revenues	$462,497	$544,633	$538,467	$547,248
Revenues less cost of sales (exclusive of depreciation and amortization)	$116,758	$128,211	$143,182	$144,426
Plant closing, business realignment and other related costs	$3,494	$562	$95	$1,945
Income from liquidation of LIFO inventory layers, primarily at Cooper Compression	$—	$—	$4,319	$5,365
Net income	$17,250	$18,683	$29,484	$28,998
Earnings per share:
Basic	$0.16	$0.18	$0.28	$0.27
Diluted	$0.16	$0.17	$0.27	$0.27
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
     The Company has been identified as a potentially responsible party (PRP) with respect to four sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. The Company’s involvement at two of the sites has been resolved with de minimis payment. A third is believed to also be at a de minimis level. The fourth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2005, the Company’s consolidated balance sheet included a noncurrent liability of $8,780,000 for environmental matters.
Legal Matters
     As discussed in Environmental Matters above, the Company is engaged in site cleanup at a former manufacturing site in Houston, Texas. In 2001, the Company discovered that contaminated underground water at this site had migrated to an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. The Company has entered into 21 written agreements with residents over the past four years that obligated the Company to either reimburse sellers in the area for the estimated decline in value due to a potential buyer’s concerns that related to the contamination or, in the case of some of these agreements, to purchase the property after an agreed marketing period. Four of these agreements have had no claims made under them as yet. To date, the Company has one property it has purchased that remains unsold, with an appraised value of $1,850,000. In addition, the Company has settled six other property claims by homeowners. The Company has had expenses and losses of approximately $7,600,000 since 2002 related to the various agreements with homeowners. The Company has filed for reimbursement under an insurance policy purchased specifically for this exposure but has not recognized any potential reimbursement in its consolidated financial statements. The Company entered into these agreements for the purpose of mitigating the potential impact of the disclosure of the environmental issue. It was the Company’s intention to stabilize property values in the affected area to avoid or mitigate future claims. The Company believes it has been successful in these efforts as the number and magnitude of claims have declined over time and, while the Company has continued to negotiate with homeowners on a case by case basis the Company no longer offers these agreements in advance of sale. There are approximately 150 homes in the affected area with an estimated aggregate appraised value of $150,000,000. The homeowners that have settled with the Company have no further claims on these properties. An unknown number of these properties have sold with no Company support, but with disclosure of the contamination and, therefore, likely have no further claims. The Company’s financial statements reflect a liability for its estimated exposure under the outstanding agreements with homeowners. The Company has not reflected a liability in its financial statements for any other potential damages, if any, related to this matter since the Company is no longer entering into property protection agreements with homeowners in advance of sale. The Company has not received any additional significant claims other than the lawsuits discussed below and the Company’s remediation efforts are resulting in a lower level of contamination than when originally disclosed to the homeowners. Additionally, the Company is unable to predict future market values of homes in the affected areas and how potential buyers of such homes may view the underground contamination in making a purchase decision.
     The Company is a named defendant in two lawsuits regarding this contamination. In Valice v. Cooper Cameron Corporation (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), the plaintiffs claim that the contaminated underground water has reduced property values and threatens the health of the area residents. The case is filed as a class action. The complaint filed seeks an analysis of the contamination, reclamation and recovery of actual damages for the loss of property value. The Company is of the opinion that there is no health risk to area residents and that the lawsuit essentially reflects concerns over possible declines in property value. Counsel for each of the Company, its insurer and the Valice plaintiffs are currently negotiating a possible settlement alternative under which homeowners in the affected area would be indemnified for a loss of property value, if any, due to the contamination upon any sale within a limited timeframe. However, there are still significant unresolved issues related to a settlement of this matter including the methodology of quantifying and allocating damages, attomeys' fees for plaintiffs’ attorneys, agreement on a settlement by all interested parties, a fairness opinion rendered by the Court and the ability of the plaintiffs to obtain approval of the members of the putative class. Absent a settlement with the plaintiffs, the Company does not believe a class would be certified and thus the Company believes it has no liability to the putative class at this point in time. Therefore, the Company has not recorded a liability for this possible settlement in its financial statements.
     In Kramer v. Cameron Iron Works, Inc., Cooper Industries, Inc., Cooper Cameron Corporation, and Tzunming Hsu 190th and Shan Shan Hsu Judicial District, Harris County, filed May 29, 2003), the plaintiff purchased one of the homes in the area and alleges a failure by the defendants to disclose the presence of contamination and seeks to recover unspecified monetary damages.
     The Company believes any potential exposure from existing agreements and any settlement of the class action, or, based on its review of the facts and law, any potential exposure from these, or similar, suits will not have a material adverse effect on its financial condition or liquidity.
     The Company had been named as a defendant in a suit brought by a purchaser of an option to purchase a parcel of the same former manufacturing site, Silber/I-10 Venture Ltd., f/k/a Rocksprings Ltd. v. Falcon Interests Realty Corp., Cooper Industries Inc. and Cooper Cameron Corporation (212th Judicial District Court, Galveston County, filed August 15, 2002) that alleged fraud and breach of contract regarding the environmental condition of the parcel under option. The parties have settled this matter and the case has been dismissed.
     The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995, 215 of which have been closed and 236 of which remained open as of December 31, 2005. Of the 215 cases closed, 57 have been by a settlement at a cost of approximately $22,207 per case. The Company made no settlement payments in the remaining 158 cases. At December 31, 2005, the Company’s consolidated balance sheet included a liability of $3,465,000 for the 236 cases which remain open, which includes legal costs.
     The Company believes, based on its review of the facts and law, that the potential exposure from the remaining suits will not have a adverse effect on its financial condition or liquidity.
Tax Contingencies
     The Company has operations in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liability for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Selected Consolidated Historical Financial Data of Cooper Cameron Corporation
     The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2005. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003	2002	2001

Income Statement Data:
Revenues	$2,517,847	$2,092,845	$1,634,346	$1,538,100	$1,562,899

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	1,796,277	1,560,268	1,181,650	1,102,504	1,081,078
Selling and administrative expenses	381,267	300,124	288,569	273,105	251,303
Depreciation and amortization	78,398	82,841	83,565	77,907	83,095
Non-cash write-down of technology investment	—	3,814	—	—	—
Interest income	(13,060)	(4,874)	(5,198)	(8,542)	(8,640)
Interest expense	11,953	17,753	8,157	7,981	13,481

Total costs and expenses	2,254,835	1,959,926	1,556,743	1,452,955	1,420,317

Income before income taxes and cumulative effect of accounting change	263,012	132,919	77,603	85,145	142,582
Income tax provision	(91,882)	(38,504)	(20,362)	(24,676)	(44,237)

Income before cumulative effect of accounting change	171,130	94,415	57,241	60,469	98,345
Cumulative effect of accounting change	—	—	12,209	—	—

Net income	$171,130	$94,415	$69,450	$60,469	$98,345

Basic earnings per share:[1]
Before cumulative effect of accounting change	$1.55	$0.89	$0.53	$0.56	$0.91
Cumulative effect of accounting change	—	—	0.11	—	—

Net income per share	$1.55	$0.89	$0.64	$0.56	$0.91

Diluted earnings per share:[1]
Before cumulative effect of accounting change	$1.52	$0.88	$0.52	$0.55	$0.87
Cumulative effect of accounting change	—	—	0.10	—	—

Net income per share	$1.52	$0.88	$0.62	$0.55	$0.87

Balance Sheet Data (at the end of period):
Total assets	$3,098,562	$2,356,430	$2,140,685	$1,997,670	$1,875,052
Stockholders’ equity	$1,594,763	$1,228,247	$1,136,723	$1,041,303	$923,281
Long-term debt	$444,435	$458,355	$204,061	$462,942	$459,142
Other long-term obligations	$137,503	$141,568	$119,982	$118,615	$114,858

1 Prior year earnings per share amounts have been revised to reflect the 2-for-1 stock split effective December 15, 2005.