Form 10-K, Exhibit 13
period 2006-12-31
CAMERON INTERNATIONAL CORP
filed 2007-02-28
CIK 941548

Exhibit 13.1

Management’s Discussion and Analysis of Results of Operations and
Financial Condition of Cameron International Corporation

The following discussion of Cameron International Corporation’s (the Company or Cameron) historical results of operations and financial condition should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

At the Annual Meeting of Stockholders of the Company held on May 5, 2006, stockholders voted to change the corporation’s name to Cameron International Corporation. Upon the change in the corporate name, the Company also rebranded its three existing business segments into Drilling & Production Systems (DPS), formerly the Cameron segment; Valves & Measurement (V&M), formerly the Cooper Cameron Valves segment; and Compression Systems (CS), formerly the Cooper Compression segment.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. DPS’s products include surface and subsea drilling and production systems, control systems, blowout preventers (BOPs), oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. DPS’s customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M’s products include gate valves, ball valves, butterfly valves, Orbit® valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling solutions. V&M’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. CS provides reciprocating and centrifugal compression equipment and related aftermarket parts and services. The Company’s compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and in a variety of other industries around the world, including air separation, petrochemical and chemical.

Revenues for the years ended December 31, 2006, 2005 and 2004 were generated from shipments to the following regions of the world (dollars in millions):

Region	2006	2005	2004

North America	$1,673.5	$1,145.9	$859.1
South America	301.2	141.8	89.7
Asia, including Middle East	693.3	486.8	390.4
Africa	471.8	348.2	438.0
Europe	525.7	359.4	292.8
Other	77.4	35.7	22.8
	$3,742.9	$2,517.8	$2,092.8

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis and elsewhere in this report, may include forward-looking statements regarding future market strength, order levels, revenues and earnings of the Company, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea and drilling projects it has been awarded; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes in cost structure, staffing and spending levels. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.

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

Revenue Recognition— The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 17% and 13% of the Company’s revenues for the years ended December 31, 2006 and 2005, respectively, was recognized under SOP 81-1.

Allowance for Doubtful Accounts— The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Inventories— The Company’s aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical realized value of inventory that has not had recent customer demand. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. During 2005, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2005 by $9.9 million. If future conditions cause a reduction in the Company’s current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required.

Goodwill— The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2006, 2005 and 2004 evaluations, the fair value was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments, including future earnings and cash flow levels, future interest rates and future stock market valuation levels, are required in the application of the fair value models. Based upon each of the Company’s annual evaluations, no impairment of goodwill was required. However, should the Company’s estimate of the fair value of any of its reporting units decline dramatically in future periods, due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow levels, an impairment of goodwill could be required.

Product Warranty — The Company provides for the estimated cost of product warranties at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company’s current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 6 of the Notes to Consolidated Financial Statements for additional details surrounding the Company’s warranty accruals.

Contingencies— The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or tax administrative rulings, or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Deferred Tax Assets— The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2006, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $60.0 million, which does not begin to expire until 2022. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it may be required to change the amount of deferred income taxes that are currently recorded

Pension and Postretirement Benefits Accounting— In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, postretirement benefit plans) to recognize the funded status of their postretirement benefit plans in their consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of the consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company’s financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required in 2008. SFAS 158 did not change the basic approach to measuring plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the FASB at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2006 and in determining the amount of its net periodic benefit costs for the year ended December 31, 2006.

The assumptions used in calculating the pension amounts recognized in the Company’s financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on the average yield of a hypothetical high quality bond portfolio (rated AA- or better) with maturities that approximately match the estimated cash flow needs of the plans. The Company’s inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets is based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with SFAS 158, actual results that differ from these assumptions are recorded in accumulated other comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

A significant reason for the increase in pension expense since 2002 is the difference between the actual and assumed rates of return on plan assets in prior years. During 2001 and 2002, the Company’s pension assets earned substantially less than the assumed rates of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2004 and 2005, the Company lowered the assumed rate of return for the assets in these plans. The plans earned more than the assumed rates of return in 2006 and 2005 and slightly less than the assumed rate of return in 2004.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2007, and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2006 for the Company’s pension plans:

(dollars in millions)	Increase (decrease) in 2007 Pre-tax Pension Expense	Increase (decrease) in PBO at December 31, 2006
Change in Assumption:
25 basis point decrease in discount rate	$1.5	$16.8
25 basis point increase in discount rate	$(1.2)	$(15.6)
25 basis point decrease in expected return on assets	$1.2	—
25 basis point increase in expected return on assets	$(1.1)	—

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,
	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	69.5	71.3	74.5
Selling and administrative expenses	14.1	15.2	14.3
Depreciation and amortization	2.7	3.1	3.9
Non-cash write-down of technology investment	—	—	0.2
Interest income	(0.7)	(0.5)	(0.2)
Interest expense	0.5	0.5	0.9
Acquisition integration costs	0.8	—	—
Total costs and expenses	86.9	89.6	93.6
Income before income taxes	13.1	10.4	6.4
Income tax provision	(4.6)	(3.6)	(1.9)
Net income	8.5%	6.8%	4.5%

Results of Operations

Consolidated Results — 2006 Compared to 2005

The Company’s net income for 2006 totaled $317.8 million, or $2.72 per diluted share, compared to $171.1 million or $1.52 per diluted share in 2005. The results for 2006 included pre-tax charges of $29.6 million, or $0.16 per share, for acquisition integration activities associated with the operations of the Flow Control segment of Dresser, Inc. that were acquired in late 2005 and early 2006 (the Dresser Acquired Businesses). Additionally, the Company recorded a pre-tax charge of $17.5 million, or $0.10 per share, in 2006 for the anticipated cost of the settlement of a class action lawsuit related to contaminated underground water near a former manufacturing facility in Houston, Texas. These charges were partially offset by a pre-tax gain in the second quarter of 2006 of $10.0 million, or $0.06 per share, primarily relating to short-term intercompany loans made to the Company’s European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (SFAS 123(R)) using the modified-prospective-transition method. Under SFAS 123(R), stock based compensation expense recognized during 2006 totaled $25.6 million, of which $10.0 million related to outstanding restricted and deferred stock unit grants and $15.6 million related to unvested outstanding stock option grants. There was no material cumulative effect of adopting SFAS 123(R). Prior to January 1, 2006, the Company accounted for stock-based payments under APB Opinion 25, Accounting for Stock-Based Compensation. During 2005, a total of $2.8 million in stock-based compensation expense was recognized related to the amortization of the fair value of restricted stock unit grants. Options granted under the Company’s equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed; accordingly, no expense was recognized under APB Opinion 25. During 2005, the Company began issuing restricted stock unit grants with no exercise price to key employees in place of stock options and, as more fully described in Note 8 of the Notes to Consolidated Financial Statements, also made restricted stock unit grants to officers and key employees during 2006, some of which contained performance-based conditions. At December 31, 2006, approximately $19.0 million and $12.2 million of compensation costs remain to be recognized over the next 2.02 and 1.61 years relating to the grant date fair value of unvested stock option grants and unvested restricted stock unit grants, respectively.

Revenues

Revenues for 2006 totaled $3.743 billion, an increase of 48.7% from $2.518 billion in 2005. Revenues increased in each of the Company’s segments and across all product lines. The increase was driven primarily by high oil and gas prices, which have led to increased drilling and production activities and demand for new equipment. Entities acquired since the beginning of 2005 accounted for approximately $518.8 million, or 42.4% of the growth in revenues. Excluding the effect of newly acquired entities, the growth in the legacy businesses of DPS accounted for approximately 83.5% of the remaining increase in consolidated revenues. A discussion of revenue by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2006 totaled $2.601 billion, an increase of $804.8 million, or 44.8%, from $1.796 billion in 2005. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) declined from 71.3% in 2005 to 69.5% in 2006. This decline is due primarily to (i) favorable pricing and a mix shift in 2006 to higher-margin distributed product sales by the V&M segment’s legacy operations, which had a combined effect of lowering the cost of sales-to-revenue ratio by approximately 0.8 percentage points, (ii) lower inventory obsolescence provisions in 2006 as 2005 included a $9.9 million charge related to a change in the estimated recovery value of certain slow-moving inventory at DPS (a 0.6 percentage-point decrease), (iii) lower product warranty costs, driven largely by the favorable settlement of a warranty issue on a subsea project in DPS, which reduced warranty expense in 2006 compared to 2005 by $9.7 million (a 0.5 percentage-point decrease) and (iv) the application of manufacturing overhead to a larger revenue base, which reduced this ratio by approximately 1.0 percentage-points. These decreases were partially offset by the impact of entities acquired since the beginning of 2005, which caused a 1.0 percentage-point increase as these businesses incur a higher cost of sales to revenue ratio than the Company’s legacy operations.

Selling and administrative expenses for 2006 were $528.6 million, an increase of $147.3 million, or 38.6%, from $381.3 million in 2005. Acquisitions of new entities since the beginning of 2005 accounted for $61.2 million of the increase. Other factors contributing to the increase were (i) additional stock compensation expense of $22.8 million recognized in accordance with SFAS 123(R), which was adopted January 1, 2006, and (ii) a provision of $17.5 million for the expected costs of a class action lawsuit related to environmental contamination near a former manufacturing facility. The remaining portion of the increase was largely attributable to higher activity in the Company’s selling and marketing operations in order to support the growth in the business and higher employee-related costs due to higher headcount levels and increased employee incentives in connection with improvements in the Company’s financial performance during the year.

Depreciation and amortization for 2006 totaled $101.4 million, an increase of $23.0 million compared to 2005. Newly acquired entities accounted for approximately $11.0 million of the change with the remaining increase largely due to an impairment charge of $3.0 million related to certain long-lived assets in the DPS segment and higher levels of capital spending since the beginning of 2005.

Interest income for 2006 was $26.9 million as compared to $13.1 million in 2005. The increase of $13.8 million is primarily attributable to higher invested cash balances due primarily to the issuance of $500 million of convertible debt in May 2006 and positive operating cash flows as well as higher short term interest rates the Company has received on its invested cash balances.

Interest expense for 2006 totaled $20.7 million as compared to $12.0 million in 2005. Approximately $7.6 million of the increase is attributable to the issuance of $500 million of convertible debt in May 2006.

During 2006, acquisition integration costs totaling $29.6 million were incurred in connection with the integration of the Dresser Acquired Businesses primarily into the operations of the V&M segment. Approximately $10.5 million of the costs relate to non-cash asset impairment charges and $4.2 million relates to employee severance at a legacy facility being closed as a result of the acquisition. The remaining costs are for employee stay bonuses, employee relocation, plant rearrangement, plant and facility consolidation and other integration costs (see Note 2 of the Notes to Consolidated Financial Statements).

The income tax provision was $170.8 million in 2006 as compared to $91.9 million in 2005. The effective tax rate for both 2006 and 2005 was 34.9%.

Segment Results — 2006 Compared to 2005

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment
	Year Ended December 31,		Increase
(dollars in millions)	2006	2005	$	%
Revenues	$2,113.1	$1,507.8	$605.3	40.1%
Income before income taxes	$364.7	$178.9	$185.8	103.8%

DPS segment revenues for 2006 totaled $2.113 billion, an increase of $605.3 million, or 40.1%, from 2005’s revenues of $1.508 billion. Sales of drilling products increased approximately 60%, surface sales were up approximately 33%, subsea equipment sales increased approximately 43% and sales of oil, gas and water separation applications were up nearly 19%. The increase in drilling sales reflects the higher level of new major rig construction projects, as well as increased shipments of BOPs for land and jack-up rigs and higher sales levels for aftermarket parts and services. The increase in surface sales is a reflection of the current strong market conditions resulting from high commodity prices and high rig count levels. Subsea equipment sales were up in 2006 mainly due to shipments for large projects offshore West Africa. Revenues associated with an oil separation application to be used on a floating offshore storage platform offshore Brazil accounted for the majority of the increase in the oil, gas and water separation application product line.

Income before income taxes for 2006 totaled $364.7 million, an increase of $185.8 million, from 2005’s amount of $178.9 million. Cost of sales as a percent of revenues decreased from 72.7% in 2005 to 70.0% in 2006. The reduction was due primarily to (i) lower warranty costs, driven largely by the favorable settlement of a warranty issue on a subsea project, which reduced warranty expense in 2006 compared to 2005 by $9.7 million (a 0.8 percentage-point decrease), (ii) lower inventory obsolescence provisions in 2006 as 2005 included a $9.9 million charge related to a change in the estimated recovery value of certain slow-moving inventory (a 0.8 percentage-point decrease) and (iii) the application of manufacturing overhead to a larger revenue base (a 1.2 percentage-point decrease).

Selling and administrative expenses for 2006 totaled $216.0 million, an increase of $27.2 million, or 14.4%, from $188.8 million in 2005. Newly acquired entities, as well as increased headcount and activity levels in the selling and marketing operations of DPS in order to support the expansion of the business accounted for the majority of the increase in costs.

Depreciation and amortization expense for 2006 totaled $52.8 million as compared to $43.7 million in 2005, an increase of $9.1 million or 20.8%. The increase is primarily attributable to an impairment charge of $3.0 million related to certain long-lived assets and higher levels of capital spending since the beginning of 2005.

Acquisition integration costs totaling $0.3 million associated with a product line addition from the Dresser Acquired Businesses were incurred by DPS in 2006.

V&M Segment
	Year Ended December 31,		Increase
(dollars in millions)	2006	2005	$	%
Revenues	$1,177.9	$625.1	$552.8	88.4%
Income before income taxes	$167.5	$101.5	$66.0	65.0%

Revenues of the V&M segment for 2006 totaled $1.178 billion, an increase of 88.4% from $625.1 million in 2005. Acquisitions since the beginning of 2005 accounted for $503.5 million, or 91.1% of the increase. Engineered product line sales increased 173% in 2006 as compared to 2005. Absent the effect of the Dresser Acquired Businesses in late 2005 and early 2006, engineered sales decreased by approximately 11% in 2006. This decline related primarily to the discontinuance of a product line during 2006. Sales of distributed products were up over 39% in 2006. Approximately 34% of the increase was due to newly acquired entities with the remainder caused mainly by strong demand in the segment’s legacy businesses in the United States resulting from high commodity prices and rig count levels. Sales of equipment for the process markets increased more than 51%. Approximately 80% of the increase was the result of newly acquired entities with the remainder attributable mainly to new LNG projects internationally, as well as refinery upgrades and new storage capacity projects.

Income before income taxes for 2006 totaled $167.5 million, an increase of 65.0% from $101.5 million in 2005. Cost of sales as a percent of revenues increased from 67.3% in 2005 to 68.0% in 2006. The increase was due primarily to the impact of entities acquired since the beginning of 2005, which caused a 6.5 percentage-point increase as these businesses incur a higher cost of sales-to-revenue ratio than V&M’s legacy businesses. This increase was partially offset by (i) favorable pricing and a mix shift in 2006 to higher-margin distributed product sales by the segment’s legacy operations, which had a combined effect of lowering the cost of sales-to-revenue ratio by 3.7 percentage points and (ii) the application of manufacturing overhead by those operations to a larger revenue base, which positively impacted this ratio by approximately 2.1 percentage points.

Selling and administrative expenses for the V&M segment increased $65.5 million, or 76.2%, to $151.5 million in 2006 as compared to $86.0 million in 2005. Approximately $57.0 million of the increase is attributable to entities acquired since the beginning of 2005, with the remaining increase largely attributable to higher headcount levels in the legacy businesses and higher employee incentive costs due to strong business activity levels.

Depreciation and amortization for V&M increased by $13.9 million in 2006, to $30.7 million from $16.8 million in 2005. The increase is primarily attributable to newly acquired entities.

V&M incurred $26.8 million of acquisition integration costs in 2006 as a result of integrating the Dresser Acquired Businesses into the segment’s operations. These costs are described in “Consolidated Results - 2006 compared to 2005” above.

CS Segment
	Year Ended December 31,		Increase
(dollars in millions)	2006	2005	$	%
Revenues	$452.0	$384.9	$67.1	17.4%
Income before income taxes	$45.7	$26.7	$19.0	71.2%

Revenues in the CS segment totaled $452.0 million in 2006, an increase of 17.4%, compared to $384.9 million in 2005. Sales of gas compression equipment increased approximately 16%, nearly three-quarters of which was driven by higher shipments of new units due to higher beginning-of-the-year backlog levels, a large shipment of Superior compressors to a customer in the Far East and stronger demand for Ajax units from domestic lease fleet operators. Sales in the air compression market were up approximately 18%, due mainly to increased demand for new engineered machines.

Income before income taxes totaled $45.7 million in 2006, an increase of 71.2%, from $26.7 million in 2005. Over 90% of the increase is related to higher sales volumes. Cost of sales as a percent of revenues increased from 72.5% in 2005 to 72.7% in 2006. Rising material costs in excess of price increases and higher subcontract costs, partially offset by higher utilization and lower spending levels on certain variable costs, added 0.9 percentage points to the ratio of cost of sales to revenues. A decrease in income of over $1.9 million from 2005 to 2006 relating to the liquidation of LIFO inventory layers also added 0.6 percentage points to the increase. These increases were mostly offset by lower inventory obsolescence and product liability provisions, which accounted for a decrease of 1.2 percentage points in the 2006 ratio of cost of sales-to-revenues as compared to 2005.

Selling and administrative costs declined $1.5 million, or 2.4%, to $62.1 million in 2006 as compared to $63.6 million in 2005. The decline is due mainly to lower management incentive costs, partially offset by higher headcount levels.

Depreciation and amortization expense for the CS segment declined by $2.4 million, or 15.8%, in 2006 as compared to 2005. The decline was mainly due to assets which became fully depreciated or were disposed of during the year and the absence of a 2005 charge to write down the value of certain excess equipment relating to a plant consolidation within the segment.

Acquisition integration costs of $2.5 million were incurred by CS during 2006. The costs relate to the relocation of certain CS facilities into one of the locations acquired in connection with the acquisition of the Dresser Acquired Businesses.

Corporate Segment

The Corporate segment’s loss before income taxes for 2006 totaled $89.3 million compared to $44.1 million for 2005, an increase of $45.2 million. Included in the loss for 2006 was a foreign currency gain of $10.0 million recognized in the second quarter of 2006 relating primarily to short-term intercompany loans made to the Company’s European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses in late 2005. More than offsetting this gain were additional selling and administrative costs of $56.1 million consisting primarily of (i) $22.8 million of additional expense relating to employee stock compensation programs, recognized in accordance with SFAS 123(R), which was adopted January 1, 2006, (ii) a provision of $17.5 million for the estimated cost of the settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility and (iii) approximately $11.8 million of additional salaries, bonuses and other payments to employees related to higher headcount and improvements in the Company’s financial results for 2006 as compared to 2005. The remaining increase primarily relates to higher employee travel, rental expenses, third party service provider and other promotional and marketing costs.

Depreciation and amortization in the Corporate segment increased by $2.4 million to $4.9 million in 2006 compared to $2.5 million in 2005. The increase is due to higher levels of capital spending and lower amounts allocated to other segments for amortization of the Company’s enterprise-wide software systems.

The increases in interest income and interest expense during 2006 as compared to 2005 are discussed in “Consolidated Results - 2006 Compared to 2005” above.

Consolidated Results — 2005 Compared to 2004

The Company had net income of $171.1 million, or $1.52 per share, for the year ended December 31, 2005 compared to $94.4 million, or $0.88 per share for the year ended December 31, 2004, an increase in earnings per share of 72.7%. The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at DPS.

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

Cost and Expenses

Costs of sales (exclusive of depreciation and amortization) for 2005 totaled $1.796 billion, an increase of 15.1% from 2004’s $1.560 billion. As a percentage of revenue, cost of sales (exclusive of depreciation and amortization) for 2005 decreased to 71.3% from 74.6% in 2004. The decrease in cost of sales as a percentage of revenue is due to (i) improved pricing in the DPS and V&M businesses, (ii) a shift towards higher-margin products (primarily surface and drilling equipment) and (iii) the application of relatively fixed overhead to a larger revenue base in DPS and V&M. The declines were partially offset by (i) rising material costs in the CS segment that the Company was not able to pass through to its customers, (ii) $11.2 million of higher warranty expense and provisions for excess inventory, primarily in DPS, and (iii) a decrease of approximately $5.7 million in non-cash LIFO income recognized during 2005 in the CS segment.

Selling and administrative expenses for 2005 were $381.3 million, an increase of $81.2 million, or 27.0%, from $300.1 million for 2004. Businesses acquired during 2004 and 2005 contributed $32.7 million, or 40.3%, of the increase. The remaining increase in selling and administrative expense for 2005 was primarily due to (i) higher headcount resulting from increased activity levels within the segments, (ii) $2.8 million related to non-cash stock compensation expense, (iii) an increase in bonus and sales incentive accruals based on the Company’s improved financial performance for the year and (iv) a $7.2 million increase in legal and environmental costs. These increases were partially offset by a $6.1 million reduction in severance costs, primarily associated with a workforce reduction program at DPS, which were recorded in 2004.

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

DPS Segment
	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%
Revenues	$1,507.8	$1,402.8	$105.0	7.5%
Income before income taxes	$178.9	$118.8	$60.1	50.6%

DPS’s revenues for 2005 totaled $1.508 billion, an increase of 7.5% from $1.403 billion in 2004. Changes in foreign currency exchange rates caused approximately 9.2% of the 2005 revenue increase. Drilling sales were up 2.4%, surface sales increased 18.8%, subsea sales declined 10.5% and sales in the oil, gas and water separation market increased 56.0%. Surface sales increased due to higher activity levels in each of the Company’s major operating regions. In addition, the full-year effect of the November 2004 acquisition of the PCC Flow Technologies segment of Precision Castparts Corp. (the PCC Acquisition) contributed approximately 23.8% of the increase in surface sales. Sales declined in the subsea market, primarily due to the decline in activity on several large projects offshore West Africa. The increase in the oil, gas and water separation market was also reflective of the strong overall market conditions that existed in 2005. Revenues associated with this product line, which was acquired in February 2004, also benefited from a full 12 months of activity in 2005 compared to 10 months in 2004.

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

Selling and administrative costs in DPS increased $30.2 million or 19.0% in 2005 as compared to 2004. The majority of the increase was due to higher headcount and related costs necessitated by the higher activity levels, higher incentive accruals resulting from the improved financial performance of the segment and the full-year effect of businesses acquired during 2004. Partially offsetting these increases was a reduction in severance costs, as 2004 included $4.1 million related to a workforce reduction program at DPS.

DPS’s depreciation and amortization expense declined by $7.6 million in 2005 as an increasing number of assets became fully depreciated during the latter part of 2004 and during 2005.

V&M Segment
	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%
Revenues	$625.1	$350.1	$275.0	78.6%
Income before income taxes	$101.5	$37.8	$63.7	168.4%

V&M’s revenues for 2005 totaled $625.1 million, an increase of 78.6% from $350.1 million in 2004. The acquisition of NuFlo Technologies, Inc. (the NuFlo Acquisition) and the Dresser Flow Control Acquisition, both occurring in 2005, accounted for approximately $96.7 million, or 35.2% of the increase. Excluding these acquisitions, sales in the distributed product line increased 54.1% during 2005 due to strong market conditions, as evidenced by higher North American rig counts. In addition, the full-year impact of the PCC Acquisition in late 2004 added approximately $37.4 million to 2005 distributed product revenues. Sales in the engineered product line were up 45.9% compared to 2004. A significant portion of the increase, totaling approximately $65.0 million, was attributable to the full-year impact in 2005 of the late 2004 PCC Acquisition.

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

Selling and administrative costs in V&M increased $30.5 million, or 54.9% in 2005 compared to 2004. Approximately $23.9 million of the dollar increase was attributable to businesses acquired in 2005 and 2004. The remaining increase relates to higher headcount and related costs necessitated by the higher activity level, and higher incentive accruals resulting from the improved financial performance of the segment.

Depreciation and amortization for 2005 increased $4.6 million compared to 2004, most of which was attributable to businesses acquired during 2005 and 2004.

CS Segment
	Year Ended December 31,		Increase
(dollars in millions)	2005	2004	$	%
Revenues	$384.9	$340.0	$44.9	13.2%
Income before income taxes	$26.7	$24.6	$2.1	8.3%

CS’s revenues were $384.9 million in 2005, up 13.2% from $340.0 million in 2004. The increase in revenues was attributable to an 18.6% increase in sales of air compression equipment, primarily due to higher worldwide demand for engineered units and aftermarket parts and repair services. Sales of gas compression equipment increased 7.6% compared to 2004 due to strong order demand, particularly in the Ajax product line during the first half of 2005.

Income before income taxes was $26.7 million in 2005, up 8.3% from $24.6 million in 2004. The increase in revenue was partially offset by higher cost of sales as a percentage of revenue, which increased to 72.5% in 2005 from 71.0% in 2004. The increase in cost of sales as a percentage of revenue was primarily due to higher raw material costs, which CS was unable to pass to its customers in the form of price increases, and a $5.7 million reduction in non-cash LIFO income.

Selling and administrative expenses increased by $6.5 million in 2005 as compared to 2004. The increase was primarily due to the higher activity level and the cost to settle a legal matter and higher environmental costs associated with a closed facility.

CS’s depreciation and amortization expense in 2005 declined $1.5 million from 2004, mainly due to assets which became fully depreciated in 2005.

Corporate Segment

The Corporate segment’s loss before income taxes decreased to $44.1 million in 2005 from $48.4 million in 2004. Higher interest income totaling $8.2 million, lower interest expense of $5.8 million and the absence in 2005 of a one-time writedown in 2004 of a technology investment totaling $3.8 million more than offset higher selling and administrative expenses and other costs of $13.5 million. Selling and administrative expenses increased primarily due to (i) higher accruals for bonus programs tied to the Company’s financial performance, (ii) $2.8 million of non-cash stock compensation costs and (iii) higher legal costs related primarily to the defense of certain patents and a case related to a former manufacturing site.

Orders and Backlog

Orders were as follows (in millions):
	Year Ended December 31,
	2006	2005	Increase
DPS	$3,256.9	$2,301.1	$955.8
V&M	1,296.0	710.8	585.2
CS	521.3	449.8	71.5
	$5,074.2	$3,461.7	$1,612.5

Orders for 2006 were $5.074 billion, an increase of 46.6% from $3.462 billion in 2005.

DPS segment orders for 2006 totaled $3.257 billion, an increase of $955.8 million, or 41.5%, from $2.301 billion in 2005. Drilling orders, which accounted for most of the increase in total segment orders, were up approximately 231% and surface orders increased approximately 26%. These increases were partially offset by a 21% decrease in subsea orders. Orders for oil, gas and water separation applications were relatively flat in 2006. Nearly 84% of the increase in drilling orders was for equipment, which includes BOPs, control systems and riser, relating to new major floating rig construction projects. The remaining increase was attributable to strong demand for BOPs for land and jack-up rigs and aftermarket parts and services. Surface orders showed double-digit increases in all major regions except Canada due to increased demand for the Company’s products driven by higher activity levels, high commodity prices and new LNG projects. The decline in subsea orders primarily reflects the absence in 2006 of a $350.0 million award received in the second quarter of 2005 for a project in the West African market.

The V&M segment had orders of $1.296 billion in 2006, an increase of 82.3% from $710.8 million in 2005. Acquisitions since the beginning of 2005 accounted for $529.0 million or 90.4% of the increase. Engineered product line orders increased approximately 166% in 2006 as compared to 2005. Absent the effect of the Dresser Acquired Businesses in late 2005 and early 2006, engineered product line orders decreased by approximately 19% in 2006. This decline primarily reflects the discontinuance of a product line and the effects of a relocation of production between international locations during 2006. Orders for distributed products increased nearly 32% in 2006 as compared to 2005 with newly acquired entities accounting for approximately 47% of the increase. The remainder of the increase was due primarily to strong order levels in the United States resulting from high commodity prices and rig count levels partially offset by a weakening in demand from Canadian customers. Process equipment orders were up approximately 66% during 2006, with newly acquired entities accounting for nearly 59% of the increase. The remaining increase in orders was primarily attributable to new LNG projects internationally, as well as refinery upgrades and new storage capacity projects.

Orders taken by the CS segment in 2006 totaled $521.3 million, an increase of $71.5 million, or 15.9%, from $449.8 million in 2005. Orders in the gas compression market increased nearly 10%. Over 60% of the increase is attributable to higher demand for aftermarket parts as customers have kept their equipment operating at high utilization levels as a result of strong natural gas prices. The remaining increase is due largely to higher demand for Ajax units by domestic lease fleet operators and certain international customers. Orders in the air compression market increased nearly 24% in 2006 compared to 2005 driven mainly by a 41% increase in worldwide demand for engineered machines to meet customers’ air separation needs.

Backlog was as follows (in millions):

	December 31,
	2006	2005	Increase
DPS	$2,661.3	$1,503.6	$1,157.7
V&M	620.8	469.0	151.8
CS	248.9	183.2	65.7
	$3,531.0	$2,155.8	$1,375.2

Recent Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, income taxes will no longer be subject to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Company adopted FIN 48 on January 1, 2007, as required. The Company is continuing to finalize certain estimates relating to the adoption of FIN 48 but at present does not expect there to be a material cumulative effect on its beginning retained earnings upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company currently does not expect SFAS 157 to have a material effect on its financial position when adopted as required on January 1, 2008.

Liquidity and Capital Resources

The Company’s cash balances totaled $1.034 billion at December 31, 2006, an increase of nearly $671.6 million from $362.0 million at December 31, 2005. The main reasons for the increase were (i) positive operating cash flows during 2006 of $546.5 million, (ii) the issuance of $500.0 million of convertible debt in May 2006 and (iii) proceeds from stock option exercises of $76.0 million. These cash inflows were used to purchase more than 6.2 million shares of treasury stock at a cost of $282.2 million, or $45.21 per share, for capital expenditures of $184.8 million and for acquisitions totaling $28.8 million.

During 2006, the Company generated $546.5 million of cash from operating activities compared to $352.1 million in 2005. The primary reason for the increase was due to the higher level of earnings in 2006. Net income in 2006 totaled $317.8 million, compared to $171.1 million in 2005. Additionally, certain adjustments to net income to arrive at net cash provided by operating activities such as depreciation, amortization, stock-based compensation expense, asset write-offs, provisions for deferred income taxes and the operating tax benefit of employee benefit plan transactions totaled $197.8 million, an increase of $80.1 million from $117.7 million in 2005. Reduced levels of working capital added $30.9 million to operating cash flow in 2006 compared to $63.3 million in 2005. The reduction in 2006 of cash flow from changes in working capital as compared to 2005 was due primarily to an increase in inventory levels, net of advance payments from customers for equipment orders and other accruals, as a result of the record level of backlog at December 31, 2006 and the 46.6% increase in orders in 2006 from 2005, as well as an increase in required income tax payments during 2006.

The Company utilized $197.0 million of cash for investing activities in 2006 as compared to $400.6 million in 2005. The main reason for the decrease was due to the acquisition of NuFlo Technologies, Inc. and the Dresser Acquired Businesses in 2005 which required the use of $317.4 million in cash, which was partially offset by higher levels of capital expenditures in 2006. During 2006, the Company spent a net amount of $28.8 million on acquisitions. Capital spending during 2006 totaled $184.8 million compared to $77.5 million in 2005. The increase reflects the Company’s intentions to increase capacity, improve efficiency and address market needs by upgrading machine tools and manufacturing processes.

During 2006, the Company’s financing activities generated $297.1 million of cash compared to $192.5 million in 2005. The Company issued $500.0 million of 2.5% twenty-year convertible debentures in May 2006 incurring issuance costs of approximately $8.6 million. The Company used the net proceeds of this debt offering and existing cash on hand to acquire more than 6.2 million shares of treasury stock at a total cost of $282.2 million during the year, including $190.2 million which was used for share repurchases immediately following the debt offering. Proceeds from stock option exercises and excess tax benefits available to the Company from stock option exercises and vesting of restricted stock units contributed an additional $92.6 million to the increase in the Company’s cash balances during 2006. During 2005, the Company received $223.1 million in proceeds from stock option exercises which was partially offset by (i) $14.8 million used to redeem a portion of the Company’s 1.75% debentures and (ii) $9.4 million relating to the purchase of 164,500 shares of treasury stock.

In the short-term, future cash flows will be used to fund capital spending for 2007, currently estimated to be approximately $225 million to $250 million as the Company continues its program to improve its manufacturing efficiency and expand capacity. Additionally, the Company plans to utilize the remaining proceeds from the 2.5% convertible debt offering to repay its Senior Notes, currently totaling $200.0 million face value, upon maturity in April 2007, or earlier.

On a longer-term basis, the Company has outstanding $238.0 million of 1.5% convertible debentures in addition to the $500 million of 2.5% convertible debentures described above. Holders of the 1.5% convertible debentures could require the Company to redeem them beginning in May 2009 whereas holders of the 2.5% convertible debentures could require redemption beginning in June 2011. The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs through additional debt issuances or refinancing or with cash generated from operating activities, existing cash balances on hand and amounts available under its $350.0 million five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2006.

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt (a)	$941.3	$203.1	$238.2	$500.0	$—
Capital lease obligations (b)	12.2	4.7	6.7	0.8	—
Operating leases	77.1	13.7	20.5	14.8	28.1
Purchase obligations (c)	784.9	753.1	31.1	0.7	—
Contributions to funded defined benefit pension plans (d)	5.5	5.5	—	—	—
Benefit payments expected for unfunded pension and postretirement benefit plans (e)	29.4	3.8	6.5	6.0	13.1
Total contractual cash obligations	$1,850.4	$983.9	$303.0	$522.3	$41.2

(a)
See Note 9 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for early redemption of the 1.5% Convertible Debentures in 2009 and the 2.5% Convertible Debentures in 2011.

(b)	Payments shown include interest.
(c)	Represents outstanding purchase orders entered into in the ordinary course of business.
(d)	The Company does not estimate its future contributions beyond one year.
(e)	Prior to expected Medicare Part D subsidy.

(in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial
Obligations and Off-Balance	Total	Less Than	1 - 3	4 - 5	After 5
Sheet Arrangements	Commitment	1 Year	Years	Years	Years
Committed lines of credit	$350.0	$—	$—	$350.0	$—
Standby letters of credit and bank guarantees	447.0	193.8	169.8	75.4	8.0
Financial letters of credit	13.1	4.1	—	—	9.0
Other financial guarantees	1.7	0.3	—	—	1.4
Total commercial commitments	$811.8	$198.2	$169.8	$425.4	$18.4

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2006, the Company had $447.0 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2006 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

The inability of the Company to deliver its backlog on time could affect the Company’s future sales and profitability and its relationships with its customers.

At December 31, 2006, the Company’s backlog exceeded $3.5 billion, a record level for the Company. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company’s financial performance and thus cause adverse changes in the market price of the Company’s outstanding common stock and other publicly-traded financial instruments.

The Company has embarked on a significant capital expansion program.

In 2006, the Company’s capital expenditures increased by more than $107.3 million from 2005. For 2007, the Company expects full-year capital expenditures of approximately $225.0 million to $250.0 million to continue its program of upgrading its machine tools, manufacturing technologies, processes and facilities in order to improve its efficiency and address current and expected market demand for the Company’s products. To the extent this program causes disruptions in the Company’s plants, or the needed machine tools or facilities are not delivered and installed or in use as currently expected, the Company’s ability to deliver existing or future backlog may be negatively impacted. In addition, if the program does not result in the expected efficiencies, future profitability may be negatively impacted.

Execution of subsea systems projects exposes the Company to risks not present in its surface business.

This market is significantly different from the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 8% of total revenues for the year ended December 31, 2006. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2006, the Company had a subsea systems project backlog of approximately $408.7 million.

Increases in the cost of and the availability of metals used in the Company’s manufacturing processes could negatively impact the Company’s profitability.

Beginning in the latter part of 2003 and continuing into 2006, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company’s products increased significantly. Certain of the Company’s suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not accept these price increases, future profitability will be negatively impacted. In addition, the Company’s vendors have informed the Company that lead times for certain raw materials are being extended. To the extent such change negatively impacts the Company’s ability to meet delivery requirements of its customers, the financial performance of the Company may suffer.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company’s sales and profitability.

Demand for most of the Company’s products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company's customers cancel existing purchase orders, future profitability could be negatively impacted.  Factors that contribute to the volatility of oil and gas prices include the following:
•	demand for oil and gas, which is impacted by economic and political conditions and weather;
•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;
•	level of production from non-OPEC countries;
•	policies regarding exploration and development of oil and gas reserves;
•	the political environments of oil and gas producing regions, including the Middle East;
•	the depletion rates of gas wells in North America; and
•	advances in exploration and development technology.

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

In connection with the acquisition of the Dresser Acquired Businesses in late 2005 and early 2006, the Company entered into a number of short-term loans between certain wholly-owned subsidiaries to finance the acquisition cost and working capital needs of certain of Dresser’s international operations. Due to a significant weakening of the U.S. dollar in the second quarter of 2006, the Company recognized a significant currency gain relating to these euro-denominated loans made by a United States-based entity. The majority of these loans have now been repaid. Except for this impact in the second quarter of 2006, the Company’s gain or loss on foreign currency dominated transactions in other periods has not been material.

The Company’s worldwide operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

The economic risks of doing business on a worldwide basis include the following:
•	volatility in general economic, social and political conditions;
•	differing tax rates, tariffs, exchange controls or other similar restrictions;
•	changes in currency rates;
•	inability to repatriate income or capital;
•	reductions in the number or capacity of qualified personnel; and
•	seizure of equipment.

    Doing business on a worldwide basis also puts the Company and its operations at risk due to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations impose a range of restrictions on operations, trade practices, trade partners and investment decisions. From time to time, the Company receives inquiries regarding its compliance with such laws and regulations. The Company received a voluntary request for information dated September 2, 2005 from the U.S. Securities and Exchange Commission regarding certain of the Company’s West African activities and has responded to this request. The Company believes it has complied with all applicable laws and regulations with respect to its activities in this region. Additionally, the U.S. Department of Treasury’s Office of Foreign Assets Control made an inquiry regarding U.S. involvement in a United Kingdom subsidiary’s commercial and financial activity relating to Iran in September 2004 and the U.S. Department of Commerce made an inquiry regarding sales by another United Kingdom subsidiary to Iran in February 2005. The Company responded to these two inquiries and has not received any additional requests related to these matters. The Company has restricted its non-U.S. subsidiaries and persons from doing any new business with countries the United States has classified as being state sponsors of terrorism, which include Iran, Syria, Sudan, North Korea and Cuba.

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

Compression Systems’ aftermarket revenues associated with legacy equipment are declining.

During 2006, approximately 37% of Compression Systems’ revenues came from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company’s potential market for parts orders is also reduced. In recent years, the Company’s revenues from replacement parts associated with legacy equipment have declined nominally.

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

Environmental Remediation

The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2006, the Company’s consolidated balance sheet included a noncurrent liability of $7.0 million for environmental matters.

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

Foreign Currency Exchange Rates

As described more fully under “Factors That May Affect Financial Condition and Future Results — Fluctuations in worldwide currency markets can impact the Company’s profitability” above, the Company has short-term intercompany loans and intercompany balances outstanding at December 31, 2006 denominated in currencies different from the functional currency of at least one of the parties. These transactions subject the Company’s financial results to risk from changes in foreign currency exchange rates. Other than the second quarter of 2006, these amounts had not resulted in recognition of a material foreign currency gain or loss due to fluctuations in the applicable exchange rates.

A large portion of the Company’s operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company’s financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company’s gain or loss from foreign currency-denominated transactions has not been material, except as noted above.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2006. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company’s United States operations and its wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair value recorded in the Company’s Consolidated Balance Sheets at December 31, 2006 and 2005 follows:

	December 31, 2006
	Year of Contract Expiration				December 31,
(amounts in millions except exchange rates)	2007	2008	2009	Total	2005
Sell USD/Buy GBP:
Notional amount to sell (in U.S. dollars)	$65.4	$11.0	$2.6	$79.0	$220.4
Average GBP to USD contract rate	1.8091	1.8039	1.7989	1.8080	1.8124
Average GBP to USD forward rate at December 31, 2006	1.9589	1.9515	1.9426	1.9573	1.7274
Fair value at December 31, 2006 in U.S. dollars				$6.5	$(10.3)
Sell GBP/Buy Euro:
Notional amount to buy (in euros)	16.0	0.9	—	16.9	45.8
Average GBP to EUR contract rate	1.3902	1.3693	1.3450	1.3891	1.4045
Average GBP to EUR forward rate at December 31, 2006	1.4756	1.4580	1.4365	1.4746	1.4333
Fair value at December 31, 2006 in U.S. dollars				$(1.4)	$(1.1)
Sell GBP/Buy NOK:
Notional amount to buy (in Norwegian krone)	20.7	0.6	—	21.3	58.5
Average GBP to NOK contract rate	11.2999	11.2173	—	11.2975	11.3817
Average GBP to NOK forward rate at December 31, 2006	12.1515	12.0085	—	12.1475	11.4874
Fair value at December 31, 2006 in U.S. dollars				$(0.3)	$(0.1)
Sell USD/Buy Euro:
Notional amount to buy (in euros)	25.1	10.4	—	35.5	—
Average EUR to USD contract rate	1.2888	1.3166	—	1.2970	—
Average EUR to USD forward rate at December 31, 2006	1.3288	1.3410	—	1.3324	—
Fair value at December 31, 2006 in U.S. dollars				$—	$—

Interest Rates

The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable-interest rate borrowings. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company’s cash flows to variability due to changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in the fair value of its debt due to changes in market interest rates and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

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

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $50.2 million ($15.8 million at December 31, 2005), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed rate debt by $25.9 million at December 31, 2006 ($14.7 million at December 31, 2005). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

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

In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150.0 million of its senior notes due April 15, 2007 (Senior Notes) to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1.1 million, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company’s interest expense was increased by $0.5 million for the year ended December 31, 2006 as a result of the amortization of the termination payment.

The fair value of the Company’s Senior Notes due 2007 is principally dependent on changes in prevailing interest rates. The fair values of the 1.5% and 2.5% convertible senior debentures are principally dependent on both prevailing interest rates and the Company’s current share price as it relates to the initial conversion price of the respective instruments.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

Management’s Report on Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company’s Standards of Conduct. It sets the tone of the Company’s organization and includes factors such as integrity and ethical values. The Company’s internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company’s business or as otherwise required by applicable rule-making bodies.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting - including the possibility of the circumvention or overriding of controls - based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006, based on the framework established in “Internal Control - Integrated Framework”. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the Brazilian operations of the Flow Control segment of Dresser, Inc., acquired during 2006, were excluded. These operations constituted less than 5% of the Company’s consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2006.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2006, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

/s/ Sheldon R. Erikson
Sheldon R. Erikson
Chairman of the Board
and Chief Executive Officer

/s/ Franklin Myers
Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited management’s assessment, included in the Assessment of Internal Control Over Financial Reporting in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Cameron International Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cameron International Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Assessment of Internal Control Over Financial Reporting included in Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Brazilian operations of the Flow Control segment of Dresser, Inc. which are included in the 2006 consolidated financial statements of Cameron International Corporation and constituted less than 5% of the Company’s consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2006. The Brazilian operations of the Flow Control segment of Dresser, Inc. were acquired by Cameron International Corporation during 2006. Our audit of internal control over financial reporting of Cameron International Corporation also did not include an evaluation of the internal control over financial reporting of the Brazilian operations of the Flow Control segment of Dresser, Inc. acquired by Cameron International Corporation.

In our opinion, management’s assessment that Cameron International Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cameron International Corporation as of December 31, 2006 and 2005, and the related statements of consolidated results of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Houston, Texas
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2006 and 2005, and the related statements of consolidated results of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 of the Notes to Consolidated Financial Statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".  Also, as discussed in Note 7 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Houston, Texas
February 26, 2007

Consolidated Results of Operations

	Year Ended December 31,
(dollars in thousands, except per share data)	2006	2005	2004

Revenues	$3,742,907	$2,517,847	$2,092,845
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	2,601,072	1,796,277	1,560,268
Selling and administrative expenses	528,568	381,267	300,124
Depreciation and amortization	101,350	78,398	82,841
Non-cash write-down of technology investment	—	—	3,814
Interest income	(26,939)	(13,060)	(4,874)
Interest expense	20,677	11,953	17,753
Acquisition integration costs	29,578	—	—
Total costs and expenses	3,254,306	2,254,835	1,959,926
Income before income taxes	488,601	263,012	132,919
Income tax provision	(170,785)	(91,882)	(38,504)
Net income	$317,816	$171,130	$94,415

Earnings per common share:
Basic	$2.81	$1.55	$0.89
Diluted	$2.72	$1.52	$0.88

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in thousands, except shares and per share data)	2006	2005
Assets
Cash and cash equivalents	$1,033,537	$361,971
Receivables, net	696,147	574,099
Inventories, net	1,009,414	705,809
Other	168,554	86,177
Total current assets	2,907,652	1,728,056
Plant and equipment, net	648,785	525,715
Goodwill	595,268	577,042
Other assets	199,045	267,749
Total assets	$4,350,750	$3,098,562
Liabilities and stockholders’ equity
Current portion of long-term debt	$207,345	$6,471
Accounts payable and accrued liabilities	1,364,716	891,519
Accrued income taxes	56,151	23,871
Total current liabilities	1,628,212	921,861
Long-term debt	745,408	444,435
Postretirement benefits other than pensions	20,757	40,104
Deferred income taxes	90,248	39,089
Other long-term liabilities	124,686	58,310
Total liabilities	2,609,311	1,503,799
Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, par value $.01 per share, 150,000,000 shares authorized, 116,170,863 shares issued at December 31, 2006 (115,629,117 shares issued and outstanding at December 31, 2005)	1,162	1,156
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	1,140,765	1,113,001
Retained earnings	760,958	443,142
Accumulated other elements of comprehensive income	16,326	37,464
Less: Treasury stock at cost, 3,881,236 shares at December 31, 2006	(177,772)	—
Total stockholders’ equity	1,741,439	1,594,763
Total liabilities and stockholders’ equity	$4,350,750	$3,098,562

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

	Year Ended December 31,
(dollars in thousands)	2006	2005	2004
Cash flows from operating activities:
Net income	$317,816	$171,130	$94,415
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	75,909	64,018	70,157
Amortization	25,441	14,380	12,684
Write-off of unamortized debt issuance costs associated with retired debt	—	—	6,844
Non-cash stock compensation expense	25,568	2,790	—
Non-cash write-down of investments	—	2,458	3,814
Non-cash write-off of assets associated with acquisition integration efforts	10,525	—	—
Tax benefit of employee benefit plan transactions, deferred income taxes and other	60,345	34,049	(14,704)
Changes in assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Receivables	(81,762)	(80,659)	(44,387)
Inventories	(269,771)	(137,384)	76,207
Accounts payable and accrued liabilities	382,854	255,213	(9,063)
Other assets and liabilities, net	(414)	26,094	(736)
Net cash provided by operating activities	546,511	352,089	195,231
Cash flows from investing activities:
Capital expenditures	(184,830)	(77,508)	(53,481)
Acquisitions, net of cash acquired	(28,846)	(328,570)	(171,032)
Sales of short-term investments	—	—	22,033
Proceeds from sale of plant and equipment and other	16,638	5,474	10,133
Net cash used for investing activities	(197,038)	(400,604)	(192,347)
Cash flows from financing activities:
Loan borrowings (repayments), net	(308)	(2,243)	(4,919)
Issuance of long-term debt	500,000	—	437,862
Redemption of convertible debt	—	(14,821)	(443,903)
Debt issuance costs	(8,630)	—	(6,538)
Purchase of treasury stock	(282,191)	(9,395)	(95,325)
Proceeds from stock option exercises	76,002	223,085	46,334
Excess tax benefits from stock compensation plans	16,580	—	—
Principal payments on capital leases	(4,401)	(4,098)	(4,355)
Net cash provided by (used for) financing activities	297,052	192,528	(70,844)
Effect of translation on cash	25,041	(9,040)	2,842
Increase (decrease) in cash and cash equivalents	671,566	134,973	(65,118)
Cash and cash equivalents, beginning of year	361,971	226,998	292,116
Cash and cash equivalents, end of year	$1,033,537	$361,971	$226,998

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity

(dollars in thousands)	Common stock	Capital in excess of par value	Retained earnings	Accumulated other elements of comprehensive income	Treasury stock	Total
Balance - December 31, 2003	$549	$957,912	$177,597	$55,329	$(54,664)	$1,136,723
Net income			94,415			94,415
Foreign currency translation				40,332		40,332
Minimum pension liability, net of $352 in taxes				(568)		(568)
Change in fair value of short-term investments and other, net of $0 in taxes				(119)		(119)
Comprehensive income						134,060

Purchase of treasury stock					(95,325)	(95,325)
Treasury stock issued under stock option and other employee benefit plans		(15,817)			61,961	46,144
Tax benefit of employee stock benefit plan transactions		6,645				6,645
Balance - December 31, 2004	549	948,740	272,012	94,974	(88,028)	1,228,247

Net income			171,130			171,130
Foreign currency translation				(49,110)		(49,110)
Change in fair value of derivatives accounted for as cash flow hedges, net of $3,873 in taxes				(8,441)		(8,441)
Other comprehensive income recognized in current year earnings, net of $18 in taxes				41		41
Comprehensive income						113,620

Non-cash stock compensation expense		2,790				2,790
Purchase of treasury stock					(9,395)	(9,395)
Common and treasury stock issued under stock option and other employee benefit plans	31	124,230			97,423	221,684
Tax benefit of employee stock benefit plan transactions		37,817				37,817
Stock split	576	(576)				—
Balance - December 31, 2005	1,156	1,113,001	443,142	37,464	—	1,594,763

Net income			317,816			317,816
Foreign currency translation				57,130		57,130
Change in fair value of derivatives accounted for as cash flow hedges, net of $6,222 in taxes				13,468		13,468
Other comprehensive income recognized in current year earnings, net of $116 in taxes				(251)		(251)
Minimum pension liability, net				(337)		(337)
Comprehensive income						387,826

Adjustment to initially apply FASB Statement No. 158, net of $44,382 in taxes				(91,148)		(91,148)
Non-cash stock compensation expense		25,568				25,568
Purchase of treasury stock					(282,191)	(282,191)
Common and treasury stock issued under stock option and other employee benefit plans	6	(28,804)			103,777	74,979
Tax benefit of employee stock benefit plan transactions		23,284				23,284
Other		7,716			642	8,358
Balance - December 31, 2006	$1,162	$1,140,765	$760,958	$16,326	$(177,772)	$1,741,439

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

Company Operations — At the Annual Meeting of Stockholders of Cooper Cameron Corporation held on May 5, 2006, stockholders voted to change the corporation’s name to Cameron International Corporation (Cameron or the Company). Upon the change in the corporate name, the Company also rebranded its three existing business segments into Drilling & Production Systems (DPS), formerly the Cameron segment; Valves & Measurement (V&M), formerly the Cooper Cameron Valves segment; and Compression Systems (CS), formerly the Cooper Compression segment. Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

Principles of Consolidation— The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimated proceeds from assets held for sale and estimates related to deferred tax assets, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 17%, 13% and 15% of the Company’s revenues for the years ended December 31, 2006, 2005 and 2004, respectively, was recognized under SOP 81-1.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled “Cost of sales (exclusive of depreciation and amortization shown separately below)” in the accompanying Consolidated Results of Operations statements.

Cash Equivalents— For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. If the Company determines that a loss is other than temporary, such loss will be charged to earnings. No material realized gains or losses on short-term investments were recognized during the years ended December 31, 2006, 2005 and 2004.

Allowance for Doubtful Accounts— The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 48% of inventories at December 31, 2006 and 42% at December 31, 2005 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2005, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2005 by $9,900,000. During 2006, 2005 and 2004, the Company reduced its LIFO inventory levels in the CS segment resulting in a liquidation of certain low-cost inventory layers. Accordingly, the Company recorded non-cash LIFO income of $2,091,000, $4,033,000 and $9,684,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery, equipment and tooling	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill— In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2006, 2005 and 2004 annual evaluations was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Each of the annual evaluations indicated that no impairment of goodwill was required. The Company’s reporting units for SFAS 142 purposes are the Drilling and Production Systems group, Petreco Process Systems division, the valves portion of the V&M group, NuFlo Measurement Systems division, the Reciprocating division (formerly Cooper Energy Services) and the Centrifugal division (formerly Cooper Turbocompressor). The Drilling and Production Systems group and Petreco Process Systems division form the DPS segment. The V&M segment consists of the valves portion of the V&M group and the NuFlo Measurement Systems division. The Reciprocating and Centrifugal divisions are included in the CS segment. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company’s business segments.

Intangible Assets — The Company’s intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred.

Long-Lived Assets— In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies— The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

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

Environmental Remediation and Compliance— Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, postretirement benefit plans) to recognize the funded status of their postretirement benefit plans in their consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of the consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company’s financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required. SFAS 158 did not change the basic approach to measuring plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the FASB at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2006 and in determining the amount of its net periodic benefit costs for the year ended December 31, 2006. See Note 7 for further discussion of the effect of adopting SFAS 158 on the Company’s consolidated financial statements.

Stock-Based Compensation — At December 31, 2006, the Company had four stock-based employee compensation plans, which are described in further detail in Note 8 of the Notes to Consolidated Financial Statements. Prior to January 1, 2006, the Company measured compensation expense for its stock-based compensation plans using the intrinsic value method. Effective January 1, 2006, compensation expense for the Company's stock-based compensation plans is now measured using the fair value method required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Under SFAS 123(R), the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the change in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

Foreign Currency— For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at average exchange rates; and (iii) stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

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

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $14,414,000, $2,717,000 and $(1,982,000) for the years ended December 31, 2006, 2005 and 2004, respectively.

Reclassifications and Revisions— Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements— In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, income taxes will no longer be subject to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Company adopted FIN 48 on January 1, 2007, as required. The Company is continuing to finalize certain estimates relating to the adoption of FIN 48 but at present does not expect there to be a material cumulative effect on its beginning retained earnings upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company currently does not expect SFAS 157 to have a material effect on its financial position when adopted as required on January 1, 2008.

Note 2: Acquisitions

On September 1, 2005, the Company announced it had agreed to acquire substantially all of the businesses included within the Flow Control segment of Dresser, Inc. (the Dresser Acquired Businesses). On November 30, 2005, the Company completed the acquisition of all of these businesses other than a portion of the business, located in Brazil, which was acquired on January 10, 2006. The total net cash purchase price for the Dresser Acquired Businesses was approximately $210,470,000. The acquired operations serve customers in the worldwide oil and gas production, pipeline and process markets and have been included in the Company’s consolidated financial statements for the period subsequent to the acquisition, primarily in the V&M segment.

During 2006, the Company obtained information relating to the fair value of the assets and liabilities of the Dresser Acquired Businesses existing at the acquisition date for purposes of allocating the purchase price in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. As a result of incorporating this information into its initial purchase price allocation, goodwill associated with this acquisition has decreased by $17,174,000 since December 31, 2005 to approximately $88,349,000 at December 31, 2006.

In connection with the integration of the Dresser Acquired Businesses primarily into the V&M segment, which was mostly completed as of the end of 2006, a total of $29,578,000 in integration costs were recognized during the year ended December 31, 2006, of which approximately $10,525,000 related to non-cash impairment charges for goodwill, fixed assets and other assets at certain legacy locations of the Company that are in the process of being closed or otherwise being impacted by the integration. The components of the total integration costs are as follows:

(dollars in thousands)	Year Ended December 31, 2006
Plant rearrangement and other integration costs	$13,241
Non-cash asset impairment charges	10,525
Employee severance	4,220
Stay bonuses and employee relocation costs	1,592
Total	$29,578

On January 3, 2006, the Company acquired the assets and liabilities of Caldon, Inc. for approximately $13,089,000 in cash. The acquisition of Caldon added a new ultrasonic flow measurement product line to the existing flow measurement products in the V&M segment. Caldon’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill associated with the Caldon acquisition totaled approximately $5,805,000 at December 31, 2006, most of which is deductible for income tax purposes.

On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (NuFlo), a Houston-based supplier of metering and related flow measurement equipment, for approximately $121,294,000 in cash and assumed debt. NuFlo’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date in the V&M segment. Goodwill recorded as a result of this acquisition totaled approximately $75,444,000, most of which will not be deductible for income tax purposes.

Also, during 2005, the Company made three small product line acquisitions. Two of the acquisitions, totaling $10,118,000, were complementary to the current product offerings in the DPS segment. One acquisition in the amount of $1,022,000, plus certain additional amounts that have been deferred for annual payout over a three-year period ending January 5, 2008, was incorporated into the V&M segment. The results of the acquired entities have been included in the Company’s consolidated financial statements for the period subsequent to the respective acquisition dates. Total goodwill recorded as a result of these acquisitions amounted to $6,648,000, the majority of which will be deductible for income tax purposes.

On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), for approximately $79,668,000, net of cash acquired and debt assumed. The operations acquired serve customers in the surface oil and gas production, pipeline and process markets. The results of the PCC entities acquired are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Total goodwill recorded as a result of this acquisition was approximately $17,313,000, most of which will not be deductible for income tax purposes.

On July 2, 2004, the Company acquired the assets of Unicel, Inc. (Unicel), a supplier of oil separation products, for approximately $6,700,000 in cash and a note payable for $500,000. The Unicel acquisition expanded the product offering of Petreco International Inc. (Petreco). Unicel’s results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded from the Unicel acquisition totaled approximately $5,702,000, most of which will be deductible for income tax purposes.

On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco, a Houston-based supplier of oil and gas separation products, for approximately $89,922,000, net of cash acquired and debt assumed. Petreco provides highly engineered, custom processing products to the oil and gas industry worldwide and provides the Company with additional product offerings that are complementary to its existing products. Petreco’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Total goodwill recorded as a result of the Petreco acquisition was approximately $74,325,000, most of which will not be deductible for income tax purposes.

Note 3: Receivables

Receivables consisted of the following:

	December 31,
(dollars in thousands)	2006	2005
Trade receivables	$671,343	$560,638
Other receivables	32,107	23,236
Allowance for doubtful accounts	(7,303)	(9,775)
Total receivables	$696,147	$574,099

Note 4: Inventories

Inventories consisted of the following:
	December 31,
(dollars in thousands)	2006	2005
Raw materials	$108,889	$97,035
Work-in-process	300,970	214,730
Finished goods, including parts and subassemblies	687,088	476,770
Other	4,721	3,408
	1,101,668	791,943
Excess of current standard costs over LIFO costs	(48,031)	(37,829)
Allowance for obsolete and excess inventory	(44,223)	(48,305)
Total inventories	$1,009,414	$705,809

Note 5: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:
	December 31,
(dollars in thousands)	2006	2005
Land and land improvements	$41,738	$36,229
Buildings	282,049	220,315
Machinery and equipment	646,646	587,967
Tooling, dies, patterns, etc.	81,107	55,383
Office furniture & equipment	103,115	93,919
Capitalized software	95,953	83,221
Assets under capital leases	22,921	20,754
Construction in progress	74,021	35,079
All other	17,914	14,555
	1,365,464	1,147,422
Accumulated depreciation	(716,679)	(621,707)
Total plant and equipment	$648,785	$525,715

Changes in goodwill during 2006 were as follows:

(dollars in thousands)	DPS	V&M	CS	Total
Balance at December 31, 2005	$229,932	$284,888	$62,222	$577,042
Acquisition of Caldon, Inc. and a remaining portion of the Dresser Acquired Businesses by the V&M segment	—	22,881	—	22,881
Purchase price allocation adjustment to goodwill for the Dresser Acquired Businesses	(6,536)	(10,638)	—	(17,174)
Impairment associated with a V&M legacy business to be closed	—	(4,763)	—	(4,763)
Translation and other	26,456	(9,174)	—	17,282
Balance at december 31, 2006	$249,852	$283,194	$62,222	$595,268

Other assets consisted of the following:

	December 31,
(dollars in thousands)	2006	2005
Long-term prepaid benefit costs of defined benefit pension plans	$18,451	$133,875
Deferred income taxes	45,703	53,767
Other intangibles:
Nonamortizable	8,607	8,610
Gross amortizable	94,683	53,316
Accumulated amortization	(20,807)	(9,972)
Other	52,408	28,153
Total other assets	$199,045	$267,749

Amortization associated with the Company’s capitalized software and other amortizable intangibles (primarily patents, trademarks, customer lists and other) recorded as of December 31, 2006 is expected to approximate $19,694,000, $15,196,000, $13,637,000, $12,164,000, and $11,488,000 for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

Note 6: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in thousands)	2006	2005
Trade accounts payable and accruals	$408,480	$372,461
Salaries, wages and related fringe benefits	141,444	128,144
Advances from customers	573,527	240,980
Sales related costs and provisions	78,666	38,630
Payroll and other taxes	30,032	25,858
Product warranty	29,846	25,030
Other	102,721	60,416
Total accounts payable and accrued liabilities	$1,364,716	$891,519

Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in thousands):

Balance December 31, 2005	Net Warranty Provisions	Charges Against Accrual	Translation and Other	Balance December 31, 2006
$25,030	$17,135	$(17,693)	$5,374	$29,846

Note 7: Employee Benefit Plans

The Company sponsors the Cameron International Corporation Retirement Plan (Retirement Plan), which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time it was frozen to most new entrants, effective May 1, 2003. In addition, the Company sponsors separate defined benefit pension plans for employees of its U.K. and German subsidiaries and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996. With respect to the freeze in the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.

Certain of the Company’s employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in thousands)	2006	2005	2004	2006	2005	2004
Service cost	$8,830	$7,574	$7,036	$6	$7	$12
Interest cost	23,046	22,215	21,255	1,334	1,502	2,601
Expected return on plan assets	(31,500)	(28,807)	(27,795)	—	—	—
Amortization of prior service cost (credit)	(525)	(526)	(526)	(383)	(388)	(463)
Amortization of losses (gains) and other	11,203	9,925	7,988	(979)	(956)	747
Total net benefit plan expense (income)	$11,054	$10,381	$7,958	$(22)	$165	$2,897

Net benefit plan expense (income):
U.S. plans	$4,804	$3,155	$2,819	$(22)	$165	$2,897
Foreign plans	6,250	7,226	5,139	—	—	—
Total net benefit plan expense (income)	$11,054	$10,381	$7,958	$(22)	$165	$2,897

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status of its pension and postretirement benefit plans in its December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other elements of comprehensive income, net of tax. The adjustment to accumulated other elements of comprehensive income at adoption represents the net unrecognized actuarial (gains) losses and unrecognized prior service costs (credits) remaining from the initial adoption of SFAS 87 and SFAS 106, all of which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS 87 and SFAS 106. These amounts will be subsequently recognized as net periodic benefit plan cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit plan cost in the same periods will be recognized as a component of accumulated other elements of comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit plan cost on the same basis as the amounts recognized in accumulated other elements of comprehensive income at the time of adopting SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company’s consolidated results of operations for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

	December 31, 2006
(dollars in thousands)	Prior to Adopting SFAS 158	Effect of SFAS 158	As Reported
Long-term prepaid pension cost	$139,767	$(121,316)	$18,451
Intangible assets related to pension plans	72	(72)	—
Current pension and postretirement benefit plan liabilities	3,422	—	3,422
Long-term pension liabilities	5,805	31,710	37,515
Long-term postretirement benefit plan liabilities	35,194	(14,437)	20,757
Additional minimum pension liabilities	3,131	(3,131)	—
Deferred income tax assets (liabilities), net	(49,728)	44,382	(5,346)
Accumulated other elements of comprehensive income	1,844	91,148	92,992

Included in accumulated other elements of comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic benefit plan cost as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2007:

	December 31, 2006		Year Ending December 31, 2007
(dollars in thousands)	Before Tax	After Tax	Expected Amortization
Pension benefits:
Prior service credit, net	$(2,461)	$(1,520)	$(540)
Actuarial losses, net	155,487	103,427	14,674
Post retirement benefits:
Prior service credit	(2,677)	(1,653)	(382)
Actuarial gains	(11,760)	(7,262)	(1,078)
	$138,589	$92,992	$12,674

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans is as follows:
			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2006	2005	2006	2005
Benefit obligation at beginning of year	$422,897	$414,569	$24,912	$26,672
Service cost	8,830	7,574	6	7
Interest cost	23,046	22,215	1,334	1,502
Plan participants’ contributions	921	910	—	—
Actuarial losses (gains)	17,374	22,924	(1,274)	(998)
Exchange rate changes	31,975	(25,384)	—	—
Benefits and expenses paid from plan assets	(17,063)	(19,628)	—	—
Benefits paid directly by the Company	(573)	(283)	(1,714)	(2,271)
Benefit obligation at end of year	$487,407	$422,897	$23,264	$24,912
Benefit obligation at end of year:
U.S. plans	$210,244	$203,017	$23,264	$24,912
Foreign plans	277,163	219,880	—	—
Benefit obligation at end of year	$487,407	$422,897	$23,264	$24,912

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $445,911,000 and $393,149,000 at December 31, 2006 and 2005, respectively.

The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	2006	2005	2006	2005
Fair value of plan assets at beginning of year	$403,942	$384,788	$—	$—
Actual return on plan assets	38,633	37,543	—	—
Actuarial gains	4,563	9,475	—	—
Company contributions	7,586	13,652	—	—
Plan participants’ contributions	921	910	—	—
Exchange rate changes	28,846	(22,798)	—	—
Benefits and expenses paid from plan assets	(17,063)	(19,628)	—	—
Fair value of plan assets at end of year	$467,428	$403,942	$—	$—
Fair value of plan assets at end of year:
U.S. plans	$223,835	$201,867	$—	$—
Foreign plans	243,593	202,075	—	—
Fair value of plan assets at end of year	$467,428	$403,942	$—	$—

The funded status of the Company’s defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits
(dollars in thousands)	2006	2005	2006	2005
Overfunded plans	$18,451	$3,228	$—	$—
Underfunded plans	(38,430)	(22,183)	(23,264)	(24,912)
Funded status	$(19,979)	$(18,955)	$(23,264)	$(24,912)

Actual asset investment allocations for the Company’s main defined benefit pension plans in the United States and the United Kingdom, which account for approximately 99% of total plan assets, are as follows:

	Pension Benefits
	2006	2005
U.S. plan:
Equity securities	65%	65%
Fixed income debt securities, cash and other	35%	35%
U.K. plan:
Equity securities	50%	51%
Fixed income debt securities, cash and other	50%	49%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2006 and 2005, the investment strategy has been designed to approximate the performance of market indexes. The actual asset allocations for the U.S. plan at December 31, 2006 and 2005 were weighted slightly heavier toward equity securities than the targeted allocations.

During 2006, the Company made contributions totaling $7,586,000 to the assets of its various defined benefit pension plans. Contributions to plan assets for 2007 are currently expected to approximate $5,486,000, assuming no change in the current discount rate or expected investment earnings.

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:
	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Assumptions related to net benefit costs:
Domestic plans:
Discount rate	5.75%	5.75%	5.5%	5.75%
Expected return on plan assets	8.5%	8.5%	—	—
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	9.0%	10.0%
Measurement date	1/1/2006	1/1/2005	10/1/2005	10/1/2004
International plans:
Discount rate	4.25 - 5.0%	5.0 - 5.5%	—	—
Expected return on plan assets	4.5 - 6.75%	5.0 - 6.75%	—	—
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%	—	—
Measurement date	1/1/2006	1/1/2005	—	—
Assumptions related to end of period benefit obligations:
Domestic plans:
Discount rate	5.75%	5.75%	5.5%	5.5%
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	9.0%	9.0%
Measurement date	12/31/2006	12/31/2005	10/1/2006	10/1/2005
International plans:
Discount rate	4.5 - 5.0%	4.25 - 5.0%	—	—
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%	—	—
Measurement date	12/31/2006	12/31/2005	—	—

The Company’s discount rate assumptions for its U.S. and U.K. defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for the U.S. plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%. The assumptions for the foreign plans reflect local economic conditions and the Company’s compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 9.0% to 5.0% by 2011 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage- point Increase	One-percentage- point Decrease
Effect on total of service and interest cost components in 2006	$67	$(60)
Effect on postretirement benefit obligation as of December 31, 2006	$1,220	$(1,099)

Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets
(dollars in thousands)	2006	2005	2006	2005
Fair value of applicable plan assets	$244,026	$202,509	$5,737	$4,881
Projected benefit obligation of applicable plans	$(282,456)	$(224,692)	—	—
Accumulated benefit obligation of applicable plans	—	—	$(15,529)	$(12,802)

Future expected benefit payments and future expected receipts of Medicare Part D subsidies are as follows:

	Pension Benefits			Postretirement Benefits
(dollars in thousands)	U.S. Unfunded Plans	U.S. Funded Plans	Foreign Funded Plans	Payment Before Subsidy	Medicare Part D Subsidy
Year ended December 31:
2007	$915	$14,097	$5,503	$2,912	$405
2008	$410	$13,963	$5,706	$2,883	$407
2009	$410	$16,219	$6,101	$2,842	$403
2010	$280	$14,966	$6,693	$2,745	$384
2011	$338	$15,324	$7,122	$2,638	$366
2012 - 2016	$1,972	$88,931	$48,487	$11,135	$1,489

The Company’s domestic employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. Additionally, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to a targeted rate of 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company’s expense under this plan for the years ended December 31, 2006, 2005 and 2004 amounted to $10,524,000, $9,573,000 and $8,026,000, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2006, 2005 and 2004 amounted to $19,045,000, $15,760,000 and $16,213,000, respectively.

Note 8: Stock-Based Compensation Plans

The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. The other three plans, which continue to have options outstanding at December 31, 2006, are the Company’s Long-Term Incentive Plan, as Amended and Restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock-Based Compensation. Accordingly, no stock-based employee compensation cost was recognized in the Consolidated Results of Operations statements, except with respect to the amortization of the intrinsic value of restricted stock unit grants totaling $2,790,000 for the year ended December 31, 2005. Options granted under the Company’s four equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 included: (a) compensation cost related to all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Financial Accounting Standards Board Statement 123, Accounting for Stock-Based Compensation (SFAS 123), and (b) compensation cost related to all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Additionally, there was no material cumulative effect of adopting SFAS 123(R) at January 1, 2006.

Stock-based compensation expense recognized for the year ended December 31, 2006 under the provisions of SFAS 123(R) totaled $25,568,000, of which $9,974,000 and $15,594,000 are related to outstanding restricted and deferred stock unit grants and unvested outstanding stock option grants, respectively. Accordingly, the Company’s income before income taxes, net income, basic earnings per share and diluted earnings per share for the year ended December 31, 2006 were lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25 as follows (dollars in thousands, except per share data):

Year Ended
Decrease in	December 31, 2006
Income before income taxes	$15,594
Net income	10,144
Earnings per share:
Basic	$0.09
Diluted	$0.09

The total income statement tax benefit recognized from stock-based compensation arrangements during the year ended December 31, 2006 totaled approximately $9,780,000.

The following table illustrates the effect on net income and earnings per share for 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s equity compensation plans. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options’ vesting periods.
	Year Ended December 31,
(dollars in thousands, except per share data)	2005	2004
Net income, as reported	$171,130	$94,415
Add: Stock compensation expense included in net income	1,816	—
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(11,913)	(24,818)
Pro forma net income	$161,033	$69,597
Earnings per share:
Basic - as reported	$1.55	$0.89
Basic - pro forma	$1.45	$0.65

Diluted - as reported	$1.52	$0.88
Diluted - pro forma	$1.41	$0.64

During the second quarter of 2004, the Company’s Board of Directors accelerated the vesting on 622,262 pre-split option shares previously granted to employees of the Company in an effort to minimize the impact of the ultimate adoption of SFAS 123(R). Although this action established a new measurement date for these options under the intrinsic value method, there was no compensation expense associated with this action since the exercise price related to the accelerated options was above the fair market value of the Company’s common stock on the day the acceleration was effective. However, approximately $10,365,000 of compensation expense under the fair value method was accelerated as a result of this action and has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004.

Stock option awards

Options with terms of seven years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company’s common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment. Grants made in previous years to officers and other key employees under the Long-Term and Broadbased Incentive Plans provide similar terms, except that the options terminate after ten years rather than seven.

A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2006 is presented below:
			Weighted-
			Average	Aggregate
		Weighted-	Remaining	Intrinsic
		Average	Contractual	Value
		Exercise	Term	(dollars in
Options	Shares	Price	(in years)	thousands)
Outstanding at January 1, 2006	6,656,075	$27.49
Granted	1,319,337	53.50
Exercised	(2,900,951)	27.27
Forfeited	(81,219)	30.63
Expired	(13,000)	32.12
Outstanding at December 31, 2006	4,980,242	$34.44	5.52	$93,720

Vested at December 31, 2006 or expected to vest in the future	4,936,557	$34.38	5.51	$93,197

Exercisable at December 31, 2006	2,508,054	$25.72	4.86	$68,618

At
December 31, 2006
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$18,992

Weighted-average remaining expense recognition period (in years)	2.02

The fair values per share of option grants for the years ended December 31, 2006, 2005 and 2004 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2006	2005	2004
Expected life (in years)	2.4	3.0	3.5
Risk-free interest rate	4.6%	4.4%	3.1%
Volatility	30.2%	27.0%	29.0%
Expected dividend yield	0.0%	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,
	2006	2005	2004
Grant-date fair value per option	$12.17	$7.88	$6.57
Intrinsic value of options exercised (dollars in thousands)	$71,178	$103,157	$18,813
Average intrinsic value per share of options exercised	$24.54	$9.67	$6.54

Restricted and deferred stock unit awards

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2006, grants of restricted stock units were made to officers and key employees. Approximately 143,134 of the restricted stock unit grants during 2006 contained performance-based conditions which were fully satisfied based on the Company’s full-year 2006 financial performance against certain targets. The restricted stock units granted to officers during 2006 generally provide for 12.5% vesting on each of the first and second anniversaries of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment. Restricted stock units granted to other key employees during 2006 generally provide for 25% vesting on the second anniversary of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment, whereas restricted stock units granted prior to January 1, 2006 generally provide for 25% vesting on each of the first and second anniversaries of the grant date and a final vesting of 50% on the third anniversary of the grant date, based on continued employment.

Under a Compensation Program for Non-Employee Directors approved by the Board of Directors in July 2005, non-employee directors are entitled to receive an annual grant of 6,000 deferred stock units from the 2005 EQIP plan upon first being elected to the Board and a grant of 4,000 deferred stock units annually thereafter (post-split basis). These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2006 is presented below:
		Weighted-Average
		Grant Date
Restricted Stock Units	Units	Fair Value
Nonvested at January 1, 2006	329,700	$27.71
Granted	393,527	41.64
Vested	(80,126)	27.28
Forfeited	(18,840)	34.99
Nonvested at December 31, 2006	624,261	$36.33

At
December 31, 2006
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$12,228
Weighted-average remaining expense recognition period (in years)	1.61

The intrinsic value of restricted stock units vesting during the years ended December 31, 2006 and 2005 were $3,451,000 and $17,000, respectively.

During the year ended December 31, 2005, a total of 343,400 restricted stock units were granted at a weighted-average grant date fair value of $27.69 per share. The fair value of restricted stock units is determined based on the closing trading price of the Company’s common stock on the grant date.

At December 31, 2006, 3,279,052 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 9: Debt

The Company’s debt obligations were as follows:
	December 31,
(dollars in thousands)	2006	2005

Senior notes, net of $301 of unamortized original issue discount and deferred loss on termination of interest rate swaps ($805 at December 31, 2005)	$199,699	$199,195
Convertible debentures	738,000	238,750
Other debt	3,557	3,705
Obligations under capital leases	11,497	9,256
	952,753	450,906
Current maturities	(207,345)	(6,471)
Long-term portion	$745,408	$444,435

On May 23, 2006, the Company issued $500,000,000 of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006 (the 2.5% Convertible Debentures). The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at an initial conversion rate of 14.1328 shares of common stock per $1,000 principal amount, or $70.76 per share, only under the following circumstances:

•
during any quarter after June 30, 2006, if the closing price of the Company’s common stock exceeds 130% of the then current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;

•
during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company’s common stock and the current conversion rate;

•	upon the occurrence of specified corporate events; or
•	upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company’s common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement. The Company plans to use a portion of the proceeds from the offering to repay at maturity, or earlier, the $200,000,000 principal amount of 2.65% Senior Notes due 2007. Immediately following the offering, the Company used approximately $190,220,000 of the proceeds to purchase 4,166,915 shares of the Company’s common stock at an average cost of $45.65 per share. Remaining proceeds from the offering are available for acquisitions, further share repurchases and general corporate uses.

On October 12, 2005, the Company entered into a new $350,000,000 five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions. The credit facility (all of which was available at December 31, 2006) also allows for the issuance of letters of credit up to the full amount of the facility. The Company has the right to request an increase in the amount of the facility up to $700,000,000 and may request three one-year extensions of the maturity date of the facility, all subject to lender approval. The facility provides for variable-rate borrowings based on the London Interbank Offered Rate (LIBOR) plus a margin (based on the Company’s then-current credit rating) or an alternate base rate. The agreement provides for facility and utilization fees and requires that the Company maintain a total debt-to-total capitalization ratio of less than 60% during the term of the agreement. The Company was in compliance with all loan covenants as of December 31, 2006.

On March 12, 2004, the Company issued senior notes due April 15, 2007 (the Senior Notes) in the aggregate amount of $200,000,000, with an interest rate of 2.65%, payable semi-annually on April 15 and October 15. In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150,000,000 of its Senior Notes to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1,074,000, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company’s interest expense was increased by $467,000 for the year ended December 31, 2006 as a result of the amortization of the termination payment.

During 2004, the Company issued an aggregate amount of $238,000,000 of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company’s common stock at a rate of 28.9714 shares per debenture, or $34.52 per share. The holders can convert the debentures into the Company’s common stock only under the following circumstances:

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

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures. During February 2005, the Company retired an additional $15,000,000 of the 1.75% Convertible Debentures. The remaining portion was converted into shares of the Company’s common stock in May 2006.

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

Other debt has a weighted-average interest rate of 4.7% at December 31, 2006 (2.2% at December 31, 2005). Future maturities of the Company’s debt (excluding capital leases) are approximately $203,045,000 in 2007, $211,000 in 2008, $238,000,000 in 2009 and $500,000,000 in 2011. Maturities in 2009 and 2011 are related to the 1.5% Convertible Debentures and the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009 and June 15, 2011, respectively.

Interest paid during the years ended December 31, 2006, 2005 and 2004 approximated $19,515,000, $10,908,000, and $16,619,000, respectively.

Note 10: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2006, 2005 and 2004 were $32,148,000, $20,653,000 and $23,157,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

	Capital	Operating
(dollars in thousands)	Lease Payments	Lease Payments
Year ended December 31:
2007	$4,668	$13,725
2008	4,202	10,944
2009	2,520	9,579
2010	834	8,521
2011	—	6,302
Thereafter	—	28,043
Future minimum lease payments	12,224	77,114
Less: amount representing interest	(727)	—
Lease obligations at December 31, 2006	$11,497	$77,114

Note 11: Income Taxes

The components of income before income taxes were as follows:
	Year Ended December 31,
(dollars in thousands)	2006	2005	2004
Income before income taxes:
U.S. operations	$202,444	$90,930	$23,814
Foreign operations	286,157	172,082	109,105
Income before income taxes	$488,601	$263,012	$132,919

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2006	2005	2004
Current:
U.S. federal	$28,738	$32,906	$8,831
U.S. state and local	3,370	5,243	1,119
Foreign	85,036	49,118	18,835
	117,144	87,267	28,785
Deferred:
U.S. federal	45,157	465	6,046
U.S. state and local	6,791	70	909
Foreign	1,693	4,080	2,764
	53,641	4,615	9,719
Income tax provision	$170,785	$91,882	$38,504

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
(dollars in thousands)	2006	2005	2004
U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	1.53	1.36	0.85
Tax exempt income	(0.50)	(1.00)	(2.13)
Foreign statutory rate differential	(3.72)	(6.04)	(8.77)
Change in valuation allowance on deferred tax assets	(0.39)	0.06	0.21
Nondeductible expenses	1.55	1.49	1.77
Foreign income currently taxable in U.S.	1.33	1.46	2.11
All other	0.15	2.60	(0.07)
Total	34.95%	34.93%	28.97%

Total income taxes paid	$64,111	$34,941	$38,853

Components of deferred tax assets (liabilities) were as follows:
	December 31,
(dollars in thousands)	2006	2005
Deferred tax liabilities:
Plant and equipment	$(21,785)	$(33,289)
Inventory	(30,888)	(46,208)
Pensions	(5,346)	(47,327)
Other	(36,097)	(22,752)
Total deferred tax liabilities	(94,116)	(149,576)
Deferred tax assets:
Postretirement benefits other than pensions	14,333	14,387
Reserves and accruals	58,670	45,135
Net operating losses and related deferred tax assets	54,678	143,739
Other	2,184	4,978
Total deferred tax assets	129,865	208,239
Valuation allowance	(33,077)	(35,531)
Net deferred tax assets	$2,672	$23,132

During the last three years, certain of the Company’s international operations have incurred losses that have not been tax benefited, while others utilized part of the previously reserved prior year losses. As a result of the foregoing, the valuation allowances established in prior years were decreased in 2006 by $2,902,000 and increased in 2005 and 2004, respectively, by $150,000 and $247,000, with a corresponding offset in the Company’s income tax expense. In addition, valuation allowances were established in 2005 in the amount of $10,778,000 to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of an international acquisition. This amount was reduced in 2006 by $1,280,000 with a corresponding offset to goodwill. Further, certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased in 2006 and 2005 by $1,728,000 and $743,000, respectively, due to translation.

At December 31, 2006, the Company had net operating loss carryforwards of approximately $60,000,000 in the U.S. that will expire in 2022 - 2023 if not utilized, approximately $35,000,000 in Brazil that had no expiration periods and approximately $20,500,000 in Italy, most of which will expire in 2008 - 2011. The Company had a valuation allowance of $33,077,000 as of December 31, 2006 against the net operating loss and other carryforwards. Approximately $9,000,000 of this amount will reduce goodwill in the event of any subsequent recognition of the related tax benefit. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $23,284,000, $37,817,000 and $6,645,000 in 2006, 2005 and 2004, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $646,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

Note 12: Stockholders’ Equity

Common Stock

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of common stock, par value $.01 per share.

In February 2006, the Company’s Board of Directors changed the number of shares of the Company’s common stock authorized for repurchase from the 5,000,000 shares authorized in August, 2004 to 10,000,000 shares in order to reflect the 2-for-1 stock split effective December 15, 2005. Additionally, on May 22, 2006, the Company’s Board of Directors approved repurchasing shares of the Company’s common stock with the proceeds remaining from the Company’s 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200,000,000 principal amount of the Company’s outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 10,000,000 shares described above.

Purchases pursuant to the 10,000,000 share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company’s own account or through commercial banks or financial institutions and by the use of derivatives such as a sale or put on the Company’s common stock or by forward or economically equivalent transactions.

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common	Treasury	Shares
	Stock	Stock	Outstanding
Balance - December 31, 2003	54,933,658	(1,130,600)	53,803,058
Purchase of treasury stock	—	(1,965,800)	(1,965,800)
Stock issued under stock option and other employee benefit plans	—	1,300,557	1,300,557
Balance - December 31, 2004	54,933,658	(1,795,843)	53,137,815
Purchase of treasury stock	—	(164,500)	(164,500)
Stock issued under stock option and other employee benefit plans	3,130,345	1,960,343	5,090,688
Effect of stock split on shares outstanding	57,565,114	—	57,565,114
Balance - December 31, 2005	115,629,117	—	115,629,117
Purchase of treasury stock	—	(6,241,315)	(6,241,315)
Stock issued upon conversion of 1.75% convertible debentures	—	15,773	15,773
Stock issued under stock option and other employee benefit plans	541,746	2,344,306	2,886,052
Balance - December 31, 2006	116,170,863	(3,881,236)	112,289,627

At December 31, 2006, 9,577,332 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2006, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

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

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,901,723,000 at December 31, 2006.

Note 13: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in thousands)	2006	2005
Accumulated foreign currency translation gain	$104,619	$47,489
Prior service credits, net, related to the Company’s pension and postretirement benefit plans	3,173	—
Actuarial losses, net, related to the Company’s pension and postretirement benefit plans	(96,165)	—
Accumulated adjustments to record minimum pension liabilities, net of tax	—	(1,507)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other	4,699	(8,518)
	$16,326	$37,464

Note 14: Business Segments

The Company’s operations are organized into three separate business segments — DPS, V&M and CS.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS’s products include surface and subsea drilling and production systems, control systems, blowout preventers, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M’s products include gate valves, ball valves, butterfly valves, Orbit valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling solutions.

CS provides reciprocating and centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company’s primary customers are major and independent oil and gas exploration and production companies, engineering and construction companies, drilling contractors, pipeline operators, refiners and other industrial and petrochemical processing companies. CS’s customers also include manufacturers and companies in the air separation, power production, petrochemical and chemical process industries.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2006, 2005 and 2004, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $44,576,000, $34,394,000 and $31,849,000, respectively. DPS accounted for 81%, 80% and 84% of each respective year’s total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2006
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$2,113,073	$1,177,879	$451,955	$—	$3,742,907
Depreciation and amortization	$52,762	$30,694	$12,957	$4,937	$101,350
Interest income	$—	$—	$—	$(26,939)	$(26,939)
Interest expense	$—	$—	$—	$20,677	$20,677
Income (loss) before income taxes	$364,653	$167,541	$45,674	$(89,267)	$488,601
Capital expenditures	$115,052	$33,331	$20,453	$15,994	$184,830
Total assets	$2,101,823	$1,037,528	$285,278	$926,121	$4,350,750

	Year Ended December 31, 2005
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$1,507,823	$625,124	$384,900	$—	$2,517,847
Depreciation and amortization	$43,736	$16,787	$15,387	$2,488	$78,398
Interest income	$—	$—	$—	$(13,060)	$(13,060)
Interest expense	$—	$—	$—	$11,953	$11,953
Income (loss) before income taxes	$178,939	$101,539	$26,675	$(44,141)	$263,012
Capital expenditures	$49,789	$13,807	$7,269	$6,643	$77,508
Total assets	$1,575,363	$936,443	$280,057	$306,699	$3,098,562

	Year Ended December 31, 2004
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$1,402,796	$350,095	$339,954	$—	$2,092,845
Depreciation and amortization	$51,330	$12,197	$16,896	$2,418	$82,841
Interest income	$—	$—	$—	$(4,874)	$(4,874)
Interest expense	$—	$—	$—	$17,753	$17,753
Income (loss) before income taxes	$118,828	$37,836	$24,627	$(48,372)	$132,919
Capital expenditures	$28,929	$13,717	$6,853	$3,982	$53,481
Total assets	$1,430,256	$404,360	$294,624	$227,190	$2,356,430

For internal management reporting, and therefore the above segment information Corporate and Other includes expenses associated with the Company’s Corporatqe office in Houston, Texas, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by the Company’s General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company’s centralized Treasury function and all of the Company’s stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in thousands)	2006	2005	2004
Revenues:
United States	$1,900,781	$1,365,770	$1,016,125
United Kingdom	498,497	326,231	444,134
Other foreign countries	1,343,629	825,846	632,586
Total revenues	$3,742,907	$2,517,847	$2,092,845

	December 31,
(dollars in thousands)	2006	2005	2004
Long-lived assets:
United States	$719,377	$655,922	$560,088
United Kingdom	156,333	125,763	130,057
Other foreign countries	450,826	373,026	236,547
Total long-lived assets	$1,326,536	$1,154,711	$926,692

Note 15: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in thousands)	2006	2005	2004
Net income	$317,816	$171,130	$94,415
Add back interest on convertible debentures, net of tax	11	—	—
Net income (assuming conversion of convertible debentures)	$317,827	$171,130	$94,415
Average shares outstanding (basic)	113,283	110,732	106,545
Common stock equivalents	1,805	1,475	1,163
Incremental shares from assumed conversion of convertible debentures	1,904	401	—
Shares utilized in diluted earnings per share calculation	116,992	112,608	107,708
Earnings per share:
Basic	$2.81	$1.55	$0.89
Diluted	$2.72	$1.52	$0.88

Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company’s 1.75% Convertible Debentures for the period they were outstanding during the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, these debentures were anti-dilutive. The Company’s 1.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2006, since the average market price of the Company’s common stock exceeded the conversion value of the debentures during the year. The Company’s 2.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2006, as the conversion price of the debentures was in excess of the average market price of the Company’s common stock during the year. See Note 9 of the Notes to Consolidated Financial Statements for further information regarding conversion of theses debentures.

Note 16: Summary of Noncash Operating, Investing and Financing Activities

The effect on net assets of noncash operating, investing and financing activities was as follows:
	Year Ended December 31,
(dollars in thousands)	2006	2005
Change in net assets due to implementation of SFAS 158, including elimination of minimum pension liability	$(91,485)	$—
Change in receivables from employees relating to equity issuances from stock compensation plans	$(1,023)	$(1,400)
Tax benefit recognized for certain employee stock compensation plan transactions	$23,284	$37,817
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$13,468	$(8,441)
Other	$8,358	$—

Note 17: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2006, the Company was contingently liable with respect to $447,021,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling $14,767,000, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters.

The Company’s other off-balance sheet risks were not material at December 31, 2006.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2006. The Company typically does not require collateral for its customer trade receivables.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. At December 31, 2006, the fair value of the Company’s fixed-rate debt (based on quoted market rates) was approximately $175,694,000 higher than the $938,000,000 face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2006. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company’s United States operations and its wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair values recorded in the Company’s Consolidated Balance Sheets at December 31, 2006 and 2005 follows:

	December 31, 2006
	Year of Contract Expiration				December 31,
(amounts in thousands except exchange rates)	2007	2008	2009	Total	2005
Sell USD/Buy GBP:
Notional amount to sell (in U.S. dollars)	$65,406	$10,966	$2,621	$78,993	$220,436
Average GBP to USD contract rate	1.8091	1.8039	1.7989	1.8080	1.8124
Average GBP to USD forward rate at December 31, 2006	1.9589	1.9515	1.9426	1.9573	1.7274
Fair value at December 31, 2006 in U.S. dollars				$6,525	$(10,313)
Sell GBP/Buy Euro:
Notional amount to buy (in euros)	15,965	899	12	16,876	45,807
Average GBP to EUR contract rate	1.3902	1.3693	1.3450	1.3891	1.4045
Average GBP to EUR forward rate at December 31, 2006	1.4756	1.4580	1.4365	1.4746	1.4333
Fair value at December 31, 2006 in U.S. dollars				$(1,380)	$(1,128)
Sell GBP/Buy NOK:
Notional amount to buy (in Norwegian krone)	20,670	600	—	21,270	58,479
Average GBP to NOK contract rate	11.2999	11.2173	—	11.2975	11.3817
Average GBP to NOK forward rate at December 31, 2006	12.1515	12.0085	—	12.1475	11.4874
Fair value at December 31, 2006 in U.S. dollars				$(258)	$(82)
Sell USD/Buy Euro:
Notional amount to buy (in euros)	25,086	10,450	—	35,536	—
Average EUR to USD contract rate	1.2888	1.3166	—	1.2970	—
Average EUR to USD forward rate at December 31, 2006	1.3288	1.3410	—	1.3324	—
Fair value at December 31, 2006 in U.S. dollars				$(46)	$—

Note 18: Contingencies

The Company is subject to a number of contingencies which include environmental matters, litigation and tax contingencies.

Environmental Matters

The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2006, the Company’s consolidated balance sheet included a noncurrent liability of $6,957,000 for environmental matters.

Legal Matters

At the former manufacturing site in Houston, Texas, the Company discovered that contaminated underground water from this site had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners in 2001. Since that time, the Company has entered into agreements with 21 homeowners that obligated the Company to reimburse them for any estimated decline in value at time of sale due to potential buyer’s concerns over contamination following a sale or, in the case of some agreements, to purchase the property after an agreed marketing period. Four of these agreements have had no claims made under them yet. In addition, the Company has settled eight other property claims by homeowners who have sold their properties. The Company has had expenses and losses of approximately $8,300,000 from 2002 through 2006 related to these various agreements and settlements.

In addition, the Company is a named defendant in three lawsuits regarding this contamination and another suit which was settled in January, 2007. The settled case is Valice v. Cameron Iron Works, Inc. (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), which was filed and settled as a class action. Pursuant to the settlement, the homeowners who remained part of the class will be entitled to receive a payment of approximately 3% of the 2006 appraised value of their property or reimbursement of any diminution in value of their property due to contamination concerns at the time of any sale. There were 21 homeowners who opted out of the class settlement.

The other suits pending regarding this matter have been filed by a number of homeowners who have opted out of the class action settlement. Moldovan v. Cameron Iron Works, Inc. (165th Jud. Dist. Ct., Harris County, filed October 23, 2006), was filed by six homeowners who opted out of the class settlement. Other suits filed include Tuma v. Cameron Iron Works, Inc. (334th Jud. Dist. Ct., Harris County, filed on November 27, 2006) and Rudelson v. Cooper Industries, Inc. (189th Jud. Dist. Ct., Harris County, filed November 29, 2006). The complaints filed in these actions make the claim that the contaminated underground water has reduced property values and seeks recovery of actual and exemplary damages for the loss of property value.

The Company is of the opinion that there is no health risk to area residents and that the lawsuits essentially reflect concerns over a possible decline in property value. The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements, the class action settlement or other actions that have been or may be filed, will not have a material adverse effect on its financial position or results of operations. The Company has reserved a total of $17,500,000 for these matters as of December 31, 2006.

The Company had been named as a defendant in a suit brought by a purchaser of an option to purchase a parcel of the same former manufacturing site, Silber/I-10 Venture Ltd., f/k/a Rocksprings Ltd. v. Falcon Interests Realty Corp., Cooper Industries Inc. and Cooper Cameron Corporation (212th Judicial District Court, Galveston County, filed August 15, 2002) that alleged fraud and breach of contract regarding the environmental condition of the parcel under option. The parties have settled this matter and the case has been dismissed. Based on the Asset Transfer Agreement pursuant to which Cooper Industries, Inc. (Cooper) spun-off the Company, Cooper has made a claim of approximately $2,500,000 against the Company for reimbursement of its legal fees and settlement costs with respect to this matter. The Company is of the opinion it is not required to make this reimbursement and intends to vigorously defend itself.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2006, the Company’s consolidated balance sheet included a liability of approximately $4,269,000 for such cases, including estimated legal costs.

The Company believes, based on its review of the facts and law, that the potential exposure from the remaining suits will not have a material adverse effect on its financial condition or liquidity.

Tax Contingencies

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liability for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority’s interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Note 19: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:
	2006 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$829,660	$857,765	$978,792	$1,076,690
Revenues less cost of sales (exclusive of depreciation and amortization)	$244,665	$274,856	$293,824	$328,490
Acquisition integration costs	$10,028	$9,083	$3,648	$6,819
Income from liquidation of LIFO inventory layers at Compression Systems	$—	$—	$—	$2,091
Charge relating to settlement of a class action lawsuit	$6,500	$—	$2,000	$9,000
Net income	$56,042	$75,964	$89,285	$96,525
Earnings per share:
Basic	$0.48	$0.67	$0.80	$0.86
Diluted	$0.47	$0.64	$0.78	$0.83

	2005 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$547,888	$594,784	$636,613	$738,562
Revenues less cost of sales (exclusive of depreciation and amortization)	$140,622	$171,853	$186,785	$222,310
Income from liquidation of LIFO inventory layers at Compression Systems	$—	$—	$—	$4,033
Net income	$28,591	$38,630	$49,218	$54,691
Earnings per share:
Basic	$0.27	$0.35	$0.44	$0.48
Diluted	$0.26	$0.35	$0.43	$0.47

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2006. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in thousands, except per share data)	2006	2005	2004	2003	2002
Income Statement Data:
Revenues	$3,742,907	$2,517,847	$2,092,845	$1,634,346	$1,538,100
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	2,601,072	1,796,277	1,560,268	1,181,650	1,102,504
Selling and administrative expenses	528,568	381,267	300,124	288,569	273,105
Depreciation and amortization	101,350	78,398	82,841	83,565	77,907
Non-cash write-down of technology investment	—	—	3,814	—	—
Interest income	(26,939)	(13,060)	(4,874)	(5,198)	(8,542)
Interest expense	20,677	11,953	17,753	8,157	7,981
Acquisition integration costs	29,578	—	—	—	—
Total costs and expenses	3,254,306	2,254,835	1,959,926	1,556,743	1,452,955
Income before income taxes and cumulative effect of accounting change	488,601	263,012	132,919	77,603	85,145
Income tax provision	(170,785)	(91,882)	(38,504)	(20,362)	(24,676)
Income before cumulative effect of accounting change	317,816	171,130	94,415	57,241	60,469
Cumulative effect of accounting change	—	—	—	12,209	—
Net income	$317,816	$171,130	$94,415	$69,450	$60,469
Basic earnings per share:
Before cumulative effect of accounting change	$2.81	$1.55	$0.89	$0.53	$0.56
Cumulative effect of accounting change	—	—	—	0.11	—
Net income per share	$2.81	$1.55	$0.89	$0.64	$0.56
Diluted earnings per share:
Before cumulative effect of accounting change	$2.72	$1.52	$0.88	$0.52	$0.55
Cumulative effect of accounting change	—	—	—	0.10	—
Net income per share	$2.72	$1.52	$0.88	$0.62	$0.55

Balance Sheet Data (at the end of period):
Total assets	$4,350,750	$3,098,562	$2,356,430	$2,140,685	$1,997,670
Stockholders’ equity	$1,741,439	$1,594,763	$1,228,247	$1,136,723	$1,041,303
Long-term debt	$745,408	$444,435	$458,355	$204,061	$462,942
Other long-term obligations	$235,691	$137,503	$141,568	$119,982	$118,615