Form 10-K, Exhibit 13
CAMERON INTERNATIONAL CORP
filed 2008-02-29
CIK 941548

EXHIBIT 13.1

Management’s Discussion and Analysis of Results of Operations and
Financial Condition of Cameron International Corporation

The following discussion of Cameron International Corporation’s (the Company or Cameron) historical results of operations and financial condition should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding and have been revised to reflect the 2-for-1 stock split effective December 28, 2007.

Overview

Cameron is a provider of flow equipment products, systems and services to worldwide oil, gas and process industries. The Company’s operations are organized into three business segments — Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS).

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS’s products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. DPS’s products include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. DPS’s customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M’s products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. V&M’s customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company’s compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers and processors, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Revenues for the years ended December 31, 2007, 2006 and 2005 were generated from shipments to the following regions of the world (dollars in millions):

Region	2007	2006	2005
North America	$1,741.0	$1,673.5	$1,145.9
South America	307.7	301.2	141.8
Asia, including Middle East	970.9	693.3	486.8
Africa	614.9	471.8	348.2
Europe	947.7	525.7	359.4
Other	84.2	77.4	35.7
	$4,666.4	$3,742.9	$2,517.8

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

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 21%, 17% and 13% of the Company’s revenues for the years ended December 31, 2007, 2006 and 2005, respectively, was recognized under SOP 81-1.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 3 of the Notes to Consolidated Financial Statements for additional information relating to the Company’s allowance for doubtful accounts.

Inventories — The Company’s aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical realized value of inventory that has not had recent customer demand. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. If future conditions cause a reduction in the Company’s current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company’s allowance for obsolete and excess inventory may be found in Note 4 of the Notes to Consolidated Financial Statements.

Goodwill — The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2007, 2006 and 2005 evaluations, the fair value was determined using discounted cash flows or other market-related valuation models. Certain estimates and judgments, including future earnings and cash flow levels, future interest rates and future stock market valuation levels, are required in the application of the fair value models. Based upon each of the Company’s annual evaluations, no impairment of goodwill was required. However, should the Company’s estimate of the fair value of any of its reporting units decline dramatically in future periods, due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels, an impairment of goodwill could be required. Additional information relating to the Company’s goodwill may be found in Note 5 of the Notes to Consolidated Financial Statements.

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

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2007. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it may be required to change the amount of deferred income taxes that are currently recorded.

Pension and Postretirement Benefits Accounting — The Company follows the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) with regard to recognition of the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required in 2008. No material impact on the Company’s consolidated financial statements is expected for the planned change in the measurement date of the postretirement benefit plans to December 31, 2008. SFAS 158 did not change the basic approach used by companies to measure plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the Financial Accounting Standards Board (FASB) at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2007 and 2006 and in determining the amount of its net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005.

The assumptions used in calculating the pension amounts recognized in the Company’s consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately match the estimated cash flow needs of the plan. Due to the Company’s announced intention in 2007 to terminate its defined benefit pension plans in the United States, the discount rate for those plans has been based on current high-quality short-term investment yields earned by plan participants on their cash balance accounts in the plans. The Company’s inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets is based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actuarial tables that are thought to approximate our actual plan experience. In accordance with SFAS 158, actual results that differ from these assumptions are recorded in accumulated other comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

A significant reason for the increase in pension expense since 2002 is the difference between the actual and assumed rates of return on plan assets in prior years. During 2001 and 2002, the Company’s pension assets earned substantially less than the assumed rates of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2004, 2005 and again in 2007, the Company lowered the assumed rate of return for the assets in these plans. The plans earned more than the assumed rates of return in 2007, 2006 and 2005 and slightly less than the assumed rate of return in 2004.

As indicated above, during 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and a settlement during 2007 of certain existing obligations of the plans, the Company recorded a $35.7 million charge for the year in its consolidated results of operations. An additional charge of approximately $26.4 million is expected to be recognized in late 2008 or early 2009, depending on the timing of the final regulatory approval of the termination and the settlement of the remaining obligations of the plans.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2008 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2007 for the Company’s pension plans:

	Increase (decrease)	Increase (decrease)
	in 2008 Pre-tax	in PBO at
(dollars in millions)	Pension Expense	December 31, 2007
Change in Assumption:
25 basis point decrease in discount rate	$1.4	$15.1
25 basis point increase in discount rate	$(1.3)	$(14.4)
25 basis point decrease in expected return on assets	$1.0	—
25 basis point increase in expected return on assets	$(0.8)	—

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,
	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	69.5	69.5	71.3
Selling and administrative expenses	12.4	14.1	15.2
Depreciation and amortization	2.4	2.7	3.1
Interest income	(0.7)	(0.7)	(0.5)
Interest expense	0.5	0.5	0.5
Charge for pension plan termination	0.8	—	—
Acquisition integration costs	—	0.8	—
Total costs and expenses	84.9	86.9	89.6
Income before income taxes	15.1	13.1	10.4
Income tax provision	(4.4)	(4.6)	(3.6)
Net income	10.7%	8.5%	6.8%

Results of Operations

Consolidated Results — 2007 Compared to 2006

The Company’s net income for 2007 totaled $500.9 million, or $2.16 per diluted share, compared to $317.8 million, or $1.36 per diluted share in 2006. The results for 2007 include (i) a pre-tax charge of $35.7 million associated with a decision to terminate the Company’s U.S. defined benefit pension plans made in 2007 and (ii) reductions in the income tax provision of $34.1 million for certain discrete items during the year, including (a) a reduction of $16.1 million based on a change in the estimated utilization of certain foreign tax credits in the United States, (b) a reduction of $5.7 million for resolution of an international contingency relating to transfer pricing, (c) a reduction of $5.5 million in an international valuation allowance based on estimated usage of certain foreign net operating loss carryforwards, (d) a reduction of $5.1 million based on a change in the estimated utilization of certain foreign tax deductions locally resulting from changes in estimated earnings internationally, (e) a reduction in deferred taxes of $1.8 million due to changes in statutory tax rates in certain international jurisdictions and (f) adjustments to other tax accruals and valuation allowances, which reduced income tax expense by $6.2 million. These reductions were partially offset by an increase of $6.3 million to the Company’s tax accruals based on changes in the estimated recoverability of certain foreign local tax benefits. The results for 2006 included pre-tax charges of $29.6 million for acquisition integration activities associated with the operations of the Flow Control segment of Dresser, Inc. that were acquired in late 2005 and early 2006 (the Dresser Acquired Businesses). Additionally, the Company recorded a pre-tax charge of $17.5 million in 2006, for the anticipated cost of the settlement of a class action lawsuit related to contaminated underground water near a former manufacturing facility in Houston, Texas. These charges were partially offset by a pre-tax foreign currency gain in the second quarter of 2006 of $10.0 million, primarily relating to short-term intercompany loans made to the Company’s European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses.

Revenues

Revenues for 2007 totaled $4.7 billion, an increase of $923.5 million, or 24.7%, from $3.7 billion during 2006. Excluding the effects of a weaker U.S. dollar against most other major world currencies and the impact of recent acquisitions, revenues were up approximately 21.3% with the DPS segment accounting for nearly 87% of the remaining increase. The V&M and CS segments also showed year-over-year improvements in revenues, although at more modest levels than in DPS, which benefited from current-year shipments relating to the high level of drilling orders received in 2006 for new rig construction projects as well as higher demand, mainly from international customers, for the segment’s surface and subsea product offerings. A further discussion of revenue by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2007 totaled $3.2 billion, an increase of $641.2 million, or 24.7%, from $2.6 billion for 2006. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) was flat at 69.5% for both years. Although the ratio of cost of sales to revenues was flat year-over-year, there was a decrease in the ratio of cost of sales to revenues for the Company’s products during 2007 resulting from (i) improved pricing and cost controls at V&M and CS, the effect of which was mostly offset by the impact of shipments of major drilling and subsea projects at DPS which carry a higher cost of sales to revenue ratio than the segment’s base drilling and subsea businesses (approximately a 0.2 percentage-point decrease) and (ii) the application of relatively fixed manufacturing overhead to a larger revenue base (approximately a 0.3 percentage-point decrease). Offsetting these improvements was (i) the absence in 2007 of LIFO income totaling $2.1 million recognized in 2006 in relation to a decrease in inventory levels that year in the CS segment (approximately a 0.1 percentage-point increase) and (ii) the absence of foreign currency gains recognized in 2006, net of foreign currency losses recognized in 2007, totaling $14.8 million, which primarily related to intercompany loans the Company has with various foreign subsidiaries that are denominated in currencies other than the U.S. dollar (approximately a 0.4 percentage-point increase).

Selling and administrative expenses for 2007 were $577.6 million as compared to $528.6 million in 2006, an increase of $49.0 million, or 9.3%. The increase is due primarily to (i) higher salary, benefit, travel and other employee-related costs of approximately $51.6 million resulting mainly from headcount increases and higher activity levels, (ii) higher non-cash stock compensation costs totaling $5.8 million, (iii) $9.7 million of higher legal and professional services primarily relating to litigation and compliance-related activities, (iv) $2.8 million relating to newly acquired businesses and (v) $1.1 million for plant consolidation and restructuring costs in the CS segment. Offsetting these increases was (i) a $5.8 million one-time reduction in pension expense relating to one of the Company’s non-U.S. defined benefit pension plans and (ii) the absence in 2007 of a 2006 provision of $17.5 million for the estimated cost of settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility.

Depreciation and amortization expense totaled $109.8 million for 2007, an increase of $8.4 million from $101.4 million in 2006. The increase was primarily attributable to the higher level of capital spending in recent periods for machinery and equipment and the Company’s enterprise-wide technology assets.

Interest income for 2007 was $30.7 million as compared to $26.9 million in 2006, an increase of $3.8 million. The increase is primarily attributable to higher invested cash balances for 2007 as compared to 2006.

Interest expense incurred during 2007 totaled $23.3 million, an increase of $2.6 million from $20.7 million for 2006. The increase is primarily due to the full-year impact in 2007 of interest on $500.0 million of 2.5% debentures issued in May 2006, which amounted to an approximate $5.5 million increase in interest expense in 2007. This increase was partially offset by the repayment of $200.0 million of 2.65% senior notes in April 2007, which lowered interest expense by approximately $3.1 million during 2007 as compared to 2006.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and a settlement during 2007 of certain existing obligations of the plans, the Company recorded a $35.7 million charge for the year. Further information relating to termination of the Company’s U.S. defined benefit pension plans may be found in Note 7 of the Notes to Consolidated Financial Statements.

During 2006, acquisition integration costs totaling $29.6 million were incurred in connection with the integration of the Dresser Acquired Businesses primarily into the operations of the V&M segment. Approximately $10.5 million of the costs relates to non-cash asset impairment charges and $4.2 million relates to employee severance at a legacy facility being closed as a result of the acquisition. The remaining costs were for employee stay bonuses, employee relocation, plant rearrangement, plant and facility consolidation and other integration costs (see Note 2 of the Notes to Consolidated Financial Statements).

The income tax provision for 2007 was $207.6 million compared to $170.8 million in 2006. The effective tax rates for 2007 and 2006 were 29.3% and 34.9%, respectively. The decrease in the effective tax rate for 2007 was primarily attributable to adjustments during the year totaling $34.1 million, as described above, and an increased amount of full-year income in lower tax rate jurisdictions.

Segment Results — 2007 Compared to 2006

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment
	Year Ended December 31,		Increase
(dollars in millions)	2007	2006	$	%
Revenues	$2,887.1	$2,113.1	$774.0	36.6%
Income before income taxes	$498.8	$364.7	$134.1	36.8%

DPS segment revenues for 2007 totaled $2.9 billion, an increase of $774.0 million, or 36.6%, compared to $2.1 billion in 2006. Sales of drilling equipment increased approximately 97%, surface sales were up over 28% and subsea equipment sales increased approximately 23% while sales of oil, gas and water separation applications were down by nearly 7%. Nearly two-thirds of the increase in drilling sales is attributable to the higher level of new major rig construction projects with the remainder due to increased shipments of blowout preventers (BOPs) for land and jack-up rigs and higher sales of aftermarket parts and services. Nearly 14% of the growth in sales of surface equipment was the result of the impact of a weaker U.S. dollar in relation to other major world currencies during 2007 in comparison to 2006, with nearly 60% of the remaining increase due largely to strong demand from customers in the European, African and Caspian Sea regions. Other major regions of the world, except Canada, also showed higher activity levels and demand for surface equipment during 2007. Nearly one-fifth of the increase in subsea equipment sales in 2007 was due to the effects of a weaker U.S. dollar with the remaining increase due mainly to shipments for large projects offshore West Africa. Excluding the effects of a weaker U.S. dollar, sales of oil, gas and water separation applications declined nearly 11% due primarily to the absence in 2007 of revenues recognized in 2006 associated with an oil separation application to be used on a floating offshore storage platform offshore Brazil. This impact was partially offset by higher activity levels in 2007 for water treatment projects.

Income before income taxes for 2007 totaled $498.8 million as compared to $364.7 million in 2006, an increase of $134.1 million, or 36.8%, which was in line with the increase in revenues as discussed above. Cost of sales as a percent of revenues increased from 70.0% in 2006 to 71.8% in 2007. The increase was due primarily to (i) an increase in the ratio of cost of sales to revenues for the segment’s products, due largely to higher shipments of major drilling and subsea projects, which carry a higher cost of sales-to-revenue ratio than the segment’s base drilling and subsea businesses (approximately a 1.7 percentage-point increase), (ii) higher subcontract costs, mainly at international locations (a 0.2 percentage-point increase) and (iii) an increase in warranty costs in 2007 compared to 2006 (a 0.3 percentage-point increase). These increases were partially offset by a change order agreed to with one of the Company’s major subsea customers in late 2007 (a 0.4 percentage-point decrease).

Selling and administrative costs for 2007 totaled $260.7 million, an increase of $44.6 million, or 20.7%, from $216.0 million in 2006. Increased headcount levels, including the associated salary, benefit, travel and other personnel-related costs accounted for over three-fourths of the increase with the remainder due primarily to higher facility costs and activity levels needed to support the expansion of the Company’s business.

Depreciation and amortization expense for 2007 was $55.9 million, an increase of $3.1 million, or 5.9%, from $52.8 million in 2006. The increase is due primarily to higher depreciation of machinery and equipment due to increased levels of capital spending in recent periods.

Acquisition integration costs totaling $0.3 million associated with a product line addition from the Dresser Acquired Businesses were incurred by DPS in 2006.

V&M Segment

	Year Ended December 31,		Increase
(dollars in millions)	2007	2006	$	%
Revenues	$1,273.7	$1,177.9	$95.8	8.1%
Income before income taxes	$268.0	$167.5	$100.5	60.0%

Revenues of the V&M segment totaled $1.3 billion for 2007, an increase of $95.8 million, or 8.1%, from $1.2 billion in 2006. Over 40% of the increase in revenues was attributable to a weakening U.S. dollar, with product line acquisitions during 2007 adding another $6.9 million to the year-over-year change. Excluding the effects of the weaker U.S. dollar and product line acquisitions during 2007, sales to customers in the process markets accounted for over 80% of the increase in revenues due largely to current-year shipments resulting from strong order levels in late 2006, driven largely by new liquefied natural gas (LNG) projects internationally and refinery upgrades. The remainder of the increase was largely related to higher aftermarket revenues driven largely by higher demand from customers in North America and West Africa for parts and services. A 4% decrease in sales of measurement products caused mainly by weakness in the Canadian markets was mostly offset by a 2% increase in shipments of distributed products resulting from high beginning-of-the-year backlog and capacity increases during the year. Engineered valve shipments were down 1% mainly due to delivery of certain lower-value products included in the acquired backlog of the Dresser Acquired Businesses in South America.

Income before income taxes totaled $268.0 million in 2007, an increase of $100.5 million, or 60.0%, from $167.5 million in 2006. Cost of sales as a percentage of revenues declined from 68.0% in 2006 to 64.2% in 2007. The improvement in the ratio is primarily the result of (i) lower cost of sales as a percent of revenues for the segment’s products due largely to improved pricing in the engineered, distributed and process valve product lines, the absence in 2007 of shipments made in 2006 of certain higher-cost products acquired as part of the acquisition of the Dresser Acquired Businesses in late 2005 and a mix shift to higher sales of process valves and aftermarket parts and services, which have a lower cost of sales-to-revenue ratio as compared to the segment’s other product lines (approximately a 3.6 percentage-point decrease) and (ii) lower warranty costs (approximately a 0.2 percentage-point decrease).

Selling and administrative expenses for 2007 totaled $157.3 million, an increase of $5.8 million, or 3.9%, from $151.5 million in 2006. Approximately $2.8 million of the increase is due to newly acquired businesses during 2007 with the remaining increase largely attributable to the effects of a weaker U.S. dollar against most other major world currencies.

Depreciation and amortization in the V&M segment decreased by $0.7 million, from $30.7 million in 2006 to $30.0 million in 2007, primarily as a result of the consolidation of certain facilities that occurred during 2006.

V&M incurred $26.8 million of acquisition integration costs in 2006 as a result of integrating the Dresser Acquired Businesses into the segment’s operations. These costs are described in “Consolidated Results - 2006 compared to 2005”.

CS Segment

	Year Ended December 31,		Increase
(dollars in millions)	2007	2006	$	%
Revenues	$505.6	$452.0	$53.6	11.9%
Income before income taxes	$76.5	$45.7	$30.8	67.5%

CS segment revenues for 2007 totaled $505.6 million, an increase of $53.6 million, or 11.9%, from $452.0 million in 2006. Sales of reciprocating compression equipment were up nearly 11% in 2007 while sales of centrifugal compression equipment climbed nearly 17%. Over one-half of the increase in the reciprocating product line was due to an 8% increase in sales of aftermarket parts and services, which resulted from a high backlog level at the beginning of the year coupled with strong demand from customers who have been maintaining their equipment at high utilization levels to take advantage of currently high natural gas prices. Additionally, sales of Ajax units, primarily to domestic lease fleet operators, climbed nearly 16% and shipments of Superior Compressors were up almost 19% in 2007 as compared to 2006, primarily due to large shipments to customers in Eastern Europe. Shipments of Engineered Air equipment, primarily to customers in the Far East, accounted for a large portion of the 18% increase in this product line. Deliveries of Plant Air equipment to domestic and Middle Eastern customers accounted for a large portion of the 9% increase in sales of this product line during 2007. Additionally, higher demand for spare parts, an increase in the number of service technicians and the start-up of a new business involving non-original equipment manufacturer upgrades and contract maintenance services all contributed to a 20% increase in revenues for the Centrifugal aftermarket business during 2007.

Income before income taxes for the CS segment totaled $76.5 million in 2007, an increase of $30.8 million, or 67.5%, from $45.7 million in 2006. Cost of sales as a percent of revenues declined from 72.7% in 2006 to 69.3% in 2007. The improvement in the ratio is primarily due to (i) lower subcontract variances in 2007 and benefits obtained from efforts to source raw materials from lower cost international suppliers, as well as greater absorption of factory indirect costs due to higher volumes, largely contributing to a 2.6 percentage-point decrease in the ratio and (ii) the application of relatively fixed manufacturing overhead to a larger revenue base (approximately a 1.4 percentage-point decrease). These improvements were partially offset by the absence in 2007 of LIFO income totaling $2.1 million recognized in 2006 in relation to a decrease in inventory levels that year (approximately a 0.5 percentage-point increase).

Selling and administrative expenses for 2007 totaled $64.9 million, an increase of $2.8 million, or 4.6%, from $62.1 million in 2006. Approximately $1.1 million of the increase was due to plant consolidation and restructuring costs during 2007 with the remainder largely attributable to higher headcount and other employee-related costs associated with increased business activity levels.

Depreciation and amortization expense totaled $13.7 million in 2007 compared to $13.0 million in 2006, an increase of $0.7 million. Higher levels of capital spending and higher internally allocated amortization expense associated with the Company’s capitalized enterprise-wide software systems accounted for the majority of the increase.

Acquisition integration costs of $2.5 million were incurred by CS during 2006. The costs relate to the relocation of certain CS facilities into one of the locations acquired in connection with the acquisition of the Dresser Acquired Businesses.

Corporate Segment

The Corporate segment’s loss before income taxes for 2007 totaled $134.8 million, an increase of $45.5 million from $89.3 million in 2006. The primary factors causing the increase were (i) a charge of $35.7 million associated with a decision to terminate the Company’s U.S. defined benefit pension plans made in 2007 and (ii) the absence of foreign currency gains recognized in 2006, net of foreign currency losses recognized in 2007 totaling $9.6 million, which primarily related to intercompany loans the Company has with various foreign subsidiaries that are denominated in currencies other than the U.S. dollar.

Selling, general and administrative expenses in 2007 totaled $94.7 million, a decrease of $4.3 million from $99.0 million in 2006. Included in selling and administrative costs for 2006 was a provision of $17.5 million for the estimated cost of the settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility, which did not recur in 2007. Additionally, 2007 selling, general and administrative costs include a $5.8 million one-time reduction in pension expense relating to one of the Company’s non-U.S. defined benefit pension plans. These decreases have been partially offset by (i) $5.8 million of higher non-cash stock compensation costs, (ii) $8.6 million of higher costs for legal and professional services primarily relating to litigation and compliance-related activities and (iii) $4.6 million of higher salaries, benefits and employee travel costs, primarily due to higher headcount and increased activity levels needed to support the expansion of the Company’s business.

Depreciation and amortization for 2007 increased by $5.2 million from 2006, primarily due to differences in internal allocations between segments associated with the amortization of the Company’s enterprise-wide information technology assets and higher capital spending in recent periods.

The increases in interest income and interest expense during 2007 as compared to 2006 are discussed in “Consolidated Results – 2007 Compared to 2006” above.

Consolidated Results — 2006 Compared to 2005

The Company’s net income for 2006 totaled $317.8 million, or $1.36 per diluted share, compared to $171.1 million or $0.76 per diluted share in 2005. The results for 2006 included pre-tax charges of $29.6 million for acquisition integration activities associated with the operations of the Flow Control segment of Dresser, Inc. that were acquired in late 2005 and early 2006 (the Dresser Acquired Businesses). Additionally, the Company recorded a pre-tax charge of $17.5 million, in 2006 for the anticipated cost of the settlement of a class action lawsuit related to contaminated underground water near a former manufacturing facility in Houston, Texas. These charges were partially offset by a pre-tax foreign currency gain in the second quarter of 2006 of $10.0 million primarily relating to short-term intercompany loans made to the Company’s European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (SFAS 123(R)) using the modified-prospective-transition method. Under SFAS 123(R), stock-based compensation expense recognized during 2006 totaled $25.6 million, of which $10.0 million related to outstanding restricted and deferred stock unit grants and $15.6 million related to unvested outstanding stock option grants. There was no material cumulative effect of adopting SFAS 123(R). Prior to January 1, 2006, the Company accounted for stock-based payments under APB Opinion 25, Accounting for Stock-Based Compensation. During 2005, a total of $2.8 million in stock-based compensation expense was recognized related to the amortization of the fair value of restricted stock unit grants. Options granted under the Company’s equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed; accordingly, no expense was recognized under APB Opinion 25. During 2005, the Company began issuing restricted stock unit grants with no exercise price to key employees in place of stock options and, as more fully described in Note 8 of the Notes to Consolidated Financial Statements, also made restricted stock unit grants to officers and key employees during 2006, some of which contained performance-based conditions. At December 31, 2006, approximately $19.0 million and $12.2 million of compensation costs remain to be recognized over the next 2.02 and 1.61 years relating to the grant date fair value of unvested stock option grants and unvested restricted stock unit grants, respectively.

Revenues

Revenues for 2006 totaled $3.7 billion, an increase of 48.7% from $2.5 billion in 2005. Revenues increased in each of the Company’s segments and across all product lines. The increase was driven primarily by high oil and gas prices, which have led to increased drilling and production activities and demand for new equipment. Entities acquired since the beginning of 2005 accounted for approximately $518.8 million, or 42.4% of the growth in revenues. Excluding the effect of newly acquired entities, the growth in the legacy businesses of DPS accounted for approximately 83.5% of the remaining increase in consolidated revenues. A discussion of revenue by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2006 totaled $2.6 billion, an increase of $804.8 million, or 44.8%, from $1.8 billion in 2005. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) declined from 71.3% in 2005 to 69.5% in 2006. This decline is due primarily to (i) favorable pricing and a mix shift in 2006 to higher-margin distributed product sales by the V&M segment’s legacy operations, which had a combined effect of lowering the cost of sales-to-revenue ratio by approximately 0.8 percentage points, (ii) lower inventory obsolescence provisions in 2006 as 2005 included a $9.9 million charge related to a change in the estimated recovery value of certain slow-moving inventory at DPS (a 0.6 percentage-point decrease), (iii) lower product warranty costs, driven largely by the favorable settlement of a warranty issue on a subsea project in DPS, which reduced warranty expense in 2006 compared to 2005 by $9.7 million (a 0.5 percentage-point decrease) and (iv) the application of manufacturing overhead to a larger revenue base, which reduced this ratio by approximately 1.0 percentage points. These decreases were partially offset by the impact of entities acquired since the beginning of 2005, which caused a 1.0 percentage-point increase as these businesses incur a higher cost of sales-to-revenue ratio than the Company’s legacy operations.

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

During 2006, acquisition integration costs totaling $29.6 million were incurred in connection with the integration of the Dresser Acquired Businesses primarily into the operations of the V&M segment. Approximately $10.5 million of the costs relate to non-cash asset impairment charges and $4.2 million relates to employee severance at a legacy facility that was closed as a result of the acquisition. The remaining costs were for employee stay bonuses, employee relocation, plant rearrangement, plant and facility consolidation and other integration costs (see Note 2 of the Notes to Consolidated Financial Statements).

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

DPS segment revenues for 2006 totaled $2.1 billion, an increase of $605.3 million, or 40.1%, from 2005’s revenues of $1.5 billion. Sales of drilling products increased approximately 60%, surface sales were up approximately 33%, subsea equipment sales increased approximately 43% and sales of oil, gas and water separation applications were up nearly 19%. The increase in drilling sales reflects the higher level of new major rig construction projects, as well as increased shipments of BOPs for land and jack-up rigs and higher sales levels for aftermarket parts and services. The increase in surface sales is a reflection of the current strong market conditions resulting from high commodity prices and high rig count levels. Subsea equipment sales were up in 2006 mainly due to shipments for large projects offshore West Africa. Revenues associated with an oil separation application to be used on a floating offshore storage platform offshore Brazil accounted for the majority of the increase in the oil, gas and water separation application product line.

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

Revenues of the V&M segment for 2006 totaled $1.2 billion, an increase of 88.4% from $625.1 million in 2005. Acquisitions since the beginning of 2005 accounted for $503.5 million, or 91.1% of the increase. Engineered product line sales increased 173% in 2006 as compared to 2005. Absent the effect of the Dresser Acquired Businesses in late 2005 and early 2006, engineered sales decreased by approximately 11% in 2006. This decline related primarily to the discontinuance of a product line during 2006. Sales of distributed products were up over 39% in 2006. Approximately 34% of the increase was due to newly acquired entities with the remainder caused mainly by strong demand in the segment’s legacy businesses in the United States resulting from high commodity prices and rig count levels. Sales of equipment for the process markets increased more than 51%. Approximately 80% of the increase was the result of newly acquired entities with the remainder attributable mainly to new LNG projects internationally, as well as refinery upgrades and new storage capacity projects.

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

Corporate Segment

The Corporate segment’s loss before income taxes for 2006 totaled $89.3 million compared to $44.1 million for 2005, an increase of $45.2 million. Included in the loss for 2006 was a foreign currency gain of $10.0 million recognized in the second quarter of 2006 relating primarily to short-term intercompany loans made to the Company’s European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses in late 2005. More than offsetting this gain were additional selling and administrative costs of $56.1 million, consisting primarily of (i) $22.8 million of additional expense relating to employee stock compensation programs, recognized in accordance with SFAS 123(R), which was adopted January 1, 2006, (ii) a provision of $17.5 million for the estimated cost of the settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility and (iii) approximately $11.8 million of additional salaries, bonuses and other payments to employees related to higher headcount and improvements in the Company’s financial results for 2006 as compared to 2005. The remaining increase primarily relates to higher employee travel, rental expenses, cost for third party service providers and other promotional and marketing costs.

Depreciation and amortization in the Corporate segment increased by $2.4 million to $4.9 million in 2006 compared to $2.5 million in 2005. The increase is due to higher levels of capital spending and lower amounts allocated to other segments for amortization of the Company’s enterprise-wide software systems.

The increases in interest income and interest expense during 2006 as compared to 2005 are discussed in “Consolidated Results – 2006 Compared to 2005” above.

Orders and Backlog

Orders were as follows (in millions):

	Year Ended December 31,
	2007	2006	Increase
DPS	$3,417.9	$3,256.9	$161.0
V&M	1,315.5	1,296.0	19.5
CS	648.7	521.3	127.4
	$5,382.1	$5,074.2	$307.9

Orders for 2007 were $5.4 billion, an increase of 6.1% from $5.1 billion in 2006. Excluding the effects of a weaker U.S. dollar in 2007 in relation to other major world currencies and the impact of acquisitions during 2007, orders increased approximately 3.7% compared to 2006.

DPS segment orders for 2007 totaled $3.4 billion, an increase of $161.0 million, or 4.9%, from $3.3 billion for 2006. A decrease of 44% in drilling orders was more than offset by increases of 12% in surface orders, 75% in subsea orders and nearly 47% in orders of oil, gas and water separation applications. The decrease in drilling orders in 2007 reflects reductions in the level of large orders for major rig construction projects as compared to 2006. Over one-third of the increase in surface orders was due to the effects of a weaker U.S. dollar in 2007. The remainder of the increase was due largely to higher demand from customers in the European, African and Caspian Sea regions, as well as from Asia Pacific and the Middle East. This increase was partially offset by lower demand in North America, particularly from customers in Canada, due to weakness in the natural gas markets in that region. The increased level of subsea orders primarily reflects large awards or additional work for offshore projects in South America, Australia and West Africa. Over 10% of the increase in orders for oil, gas and water separation applications was attributable to the effects of a weaker U.S. dollar with the remainder mainly reflecting several large gas application project awards received in 2007, as well as higher activity levels during the year relating to production and water treatment projects.

The V&M segment had orders of $1.3 billion in 2007, an increase of $19.5 million, or 1.5%, from 2006. Acquisitions during 2007 accounted for $4.5 million of the increase in orders. Excluding the effects of acquisitions and the effect of a weakening in the U.S. dollar, orders declined nearly 2% in 2007 as compared to 2006. This decline was due mainly to a 13% decline in orders for distributed products, driven largely by weakness in the Canadian market and the absence in 2007 of the large stocking orders placed by U.S. distributors during 2006. Process valve orders were down nearly 3% due mainly to a slowdown in activity in the Gulf of Mexico. These declines were partially offset by (i) a 4% growth in engineered orders as onshore and offshore pipeline project construction activity remained high, (ii) a 5% increase in measurement orders resulting from strong international demand for nuclear and flow products and (iii) a 10% increase in aftermarket activity reflecting the addition of several new service centers during 2007 as well as higher demand for parts and services from North American and West African customers.

Orders in the CS segment totaled $648.7 million in 2007, an increase of $127.4 million, or 24.4% from 2006. Orders in the reciprocating compression market were up 9.3%, over 60% of which was due to a 61% increase in orders for Superior Compressors, mainly from customers in Eastern Europe, Russia and the Far East. Orders for Ajax units also increased nearly 4% as strong demand continued from international customers, particularly in Russia and China and from domestic lease fleet operators. A 50% increase in orders, mainly from international customers, for new engineered machines designed primarily to meet air separation and industrial gas compression needs accounted for over 70% of the 42% increase in demand for centrifugal compression equipment in 2007 as compared to 2006. Strong demand from customers in the U.S., Middle East, Far East and South America also led to a 32% increase in orders for Plant Air equipment in 2007.

Backlog was as follows (in millions):

	December 31,
	2007	2006	Increase
DPS	$3,203.0	$2,661.3	$541.7
V&M	685.2	620.8	64.4
CS	380.1	248.9	131.2
	$4,268.3	$3,531.0	$737.3

Recent Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company adopted the provisions of SFAS 157 which became effective on January 1, 2008, as required. There was no impact on the Company’s financial statements at the time of adoption, however, the Company does expect this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities and the expensing of all transaction costs relating to future business combinations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument-by-instrument basis. The Company adopted SFAS 159 on January 1, 2008, as required. There was no impact on the Company’s financial statements at the time of adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combinations (SFAS 141R) and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These two standards must be adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to SFAS 141R and SFAS 160 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers’ shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition, (g) earn-out arrangements may be required to be remeasured at fair value and (h) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. The Company anticipates these new standards will significantly affect the Company’s accounting for future business combinations following adoption on January 1, 2009.

Liquidity and Capital Resources

The Company’s cash balances totaled $739.9 million at December 31, 2007, a decrease of $293.6 million from $1.0 billion at December 31, 2006. The main reasons for the decrease were (i) the repayment in April 2007 of all of the outstanding $200.0 million 2.65% Senior Notes, (ii) the purchase of treasury stock at a cash cost of $321.9 million, (iii) the acquisition of certain assets and liabilities of four businesses during 2007 for a cash cost of $76.4 million and (iv) capital expenditures of $245.6 million. These cash outflows were partially offset by (i) $451.7 million of cash flow provided by operations in 2007, (ii) $52.8 million of proceeds from stock option exercises and (iii) $28.0 million of excess tax benefits from stock compensation plan transactions.

During 2007, the Company generated $451.7 million of cash from operating activities compared to $546.5 million in 2006. The primary reason for the decrease was due to the higher level of spending on working capital in 2007 in order to support the increased activity levels within the Company. Working capital increased $269.5 million during 2007 as compared to a $30.9 million increase for the comparable period in 2006. The main contributors to the increased use of cash in support of working capital in 2007 as compared to 2006 were the continued growth in the Company’s investment in inventory year-over-year, totaling approximately $85.4 million, in support of the Company’s record year-end 2007 backlog levels and a decline in the year-over-year growth in advances from customers of approximately $149.6 million, reflecting the high level of advances received in 2006 due to the large number of major drilling orders received during that period. Offsetting the increased use of cash to build working capital was increased cash inflows from increased net income, including non-cash adjustments to net income. Net income in 2007 totaled $500.9 million, compared to $317.8 million in 2006. Additionally, certain adjustments to net income to arrive at net cash provided by operating activities such as depreciation, amortization, the charge for the Company’s U.S. defined benefit pension plan termination, stock-based compensation expense, asset write-offs, provisions for deferred income taxes and the operating tax benefit of employee benefit plan transactions totaled $220.3 million in 2007 compared to $197.8 million in 2006.

The Company utilized $312.9 million of cash for investing activities in 2007 as compared to $197.0 million in 2006. During 2007, the Company spent $76.4 million to acquire certain assets and liabilities of four businesses. Capital spending during 2007 totaled $245.6 million compared to $184.8 million in 2006. The increase reflects the Company’s strategy to increase capacity, improve efficiency and address market needs by upgrading its machine tools, manufacturing facilities and processes.

During 2007, the Company’s financing activities used $447.1 million of cash compared to cash generated of $297.1 million during 2006. The Company spent $321.9 million of cash in 2007 and $282.2 million in 2006 to acquire treasury stock. Additionally, the Company repaid all of its outstanding $200.0 million 2.65% Senior Notes in April 2007. The Company issued $500.0 million of 2.5% twenty-year convertible debentures in May 2006, incurring issuance costs of approximately $8.6 million. Proceeds from stock option exercises and excess tax benefits available to the Company from stock option exercises and vesting of restricted stock units contributed an additional $80.8 million to the increase in the Company’s cash balances during 2007. During 2006, proceeds available to the Company from stock option exercises and excess tax benefits from stock compensation plans totaled $92.6 million.

In the short-term, cash flows will be used to fund capital spending for 2008, currently estimated to be approximately $250.0 million to $270.0 million, as the Company continues its program to improve its manufacturing efficiency and expand capacity.

On a longer-term basis, the Company has outstanding $238.0 million of 1.5% convertible debentures in addition to the $500 million of 2.5% convertible debentures described above. Holders of the 1.5% convertible debentures could require the Company to redeem them beginning in May 2009, whereas holders of the 2.5% convertible debentures could require redemption beginning in June 2011. The Company believes, based on its current financial condition, existing backlog levels, the current state of the corporate lending markets and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs through additional debt issuances or refinancing or with cash generated from operating activities, existing cash balances on hand and amounts available under its $350.0 million five-year multicurrency revolving credit facility which expires on October 12, 2010, subject to certain extension provisions.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2007.

(in millions)	Payments Due by Period
	Less Than	1 - 3	4 - 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years
Debt (a)$	$741.7	$3.6	$238.1	$500.0	—
Capital lease obligations (b)	12.8	5.5	6.5	0.8	—
Operating leases	108.0	18.5	32.5	20.5	36.5
Purchase obligations (c)	751.8	736.3	14.7	0.8	—
Contributions to funded defined benefit pension plans (d)	7.0	7.0	—	—	—
Benefit payments expected for unfunded pension and postretirement benefit plans (e)	26.4	3.9	5.6	5.2	11.7
Unrecognized tax benefits (f)	8.4	8.4	—	—	—
Total contractual cash obligations	$1,656.1	$783.2	$297.4	$527.3	$48.2

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
(e)  Prior to expected Medicare Part D subsidy.
(f)  The balance shown represents the portion of the Company’s unrecognized tax benefits recorded as a current liability at December 31, 2007. The remaining balance of unrecognized tax benefits totaling $38.9 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial
Obligations and Off-Balance	Total	Less Than	1 - 3	4 - 5	After 5
Sheet Arrangements	Commitment	1 Year	Years	Years	Years
Committed lines of credit	$350.0	$—	$350.0	$—	$—
Standby letters of credit and bank guarantees	500.4	284.6	183.6	29.7	2.5
Financial letters of credit	11.6	11.6	—	—	—
Insurance bonds	5.6	3.4	1.3	0.1	0.8
Other financial guarantees	1.6	1.6	—	—	—
Total commercial com6mitments	$869.2	$301.2	$534.9	$29.8	$3.3

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2007, the Company had $500.4 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2007 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

The inability of the Company to deliver its backlog on time could affect the Company’s future sales and profitability and its relationships with its customers.

At December 31, 2007, the Company’s backlog was nearly $4.3 billion, a record level for the Company. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company’s financial performance and thus cause adverse changes in the market price of the Company’s outstanding common stock and other publicly-traded financial instruments.

The Company has embarked on a significant capital expansion program.

The Company’s capital expenditures increased by nearly $60.8 million from 2006 to $245.6 million for the year ended December 31, 2007. For 2008, the Company expects full-year capital expenditures of approximately $250.0 million to $270.0 million, including approximately $40.0 million for a new surface manufacturing facility in Romania, to continue its program of upgrading its machine tools, manufacturing technologies, processes and facilities in order to improve its efficiency and address current and expected market demand for the Company’s products. To the extent this program causes disruptions in the Company’s plants, or the needed machine tools or facilities are not delivered and installed or in use as currently expected, the Company’s ability to deliver existing or future backlog may be negatively impacted. In addition, if the program does not result in the expected efficiencies, future profitability may be negatively impacted.

Execution of subsea systems projects exposes the Company to risks not present in its surface business.

This market is significantly different from the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 8.5% of total revenues for the year ended December 31, 2007. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. As of December 31, 2007, the Company had a subsea systems project backlog of approximately $954.7 million.

Increases in the cost of and the availability of metals used in the Company’s manufacturing processes could negatively impact the Company’s profitability.

Commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company’s products continue to increase. Certain of the Company’s suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not accept these price increases, future profitability will be negatively impacted. In addition, the Company’s vendors have informed the Company that lead times for certain raw materials are being extended. To the extent such change negatively impacts the Company’s ability to meet delivery requirements of its customers, the financial performance of the Company may suffer.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company’s sales and profitability.

Demand for most of the Company’s products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, since the latter part of 2006, the Company has seen activity levels in Canada decline, which has resulted in declining demand for the Company’s surface equipment and distributed valve product offerings in that market. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company’s customers cancel existing purchase orders, future profitability could be negatively impacted. Factors that contribute to the volatility of oil and gas prices include the following:

·
demand for oil and gas, which is impacted by economic and political conditions and weather; the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;

·	the level of production from non-OPEC countries;
·	policies regarding exploration and development of oil and gas reserves;
·	the political environments of oil and gas producing regions, including the Middle East;
·	the depletion rates of gas wells in North America; and
·	advances in exploration and development technology.

Fluctuations in worldwide currency markets can impact the Company’s profitability.

The Company has established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company’s profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar.

The Company’s worldwide operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

The economic risks of doing business on a worldwide basis include the following:

·	volatility in general economic, social and political conditions;
·	differing tax rates, tariffs, exchange controls or other similar restrictions;
·	changes in currency rates;
·	inability to repatriate income or capital;
·	reductions in the number or capacity of qualified personnel; and
·	seizure of equipment.

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

The Company is subject to trade regulations that expose the Company to potential liability.

Doing business on a worldwide basis also puts the Company and its operations at risk due to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations impose a range of restrictions and/or duties on importation and exportation, operations, trade practices, trade partners and investment decisions. The Company has received inquiries regarding its compliance with certain such laws and regulations from U.S. federal agencies.

The Company does business and has operations in a number of developing countries that have relatively under-developed legal and regulatory systems when compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or a culture where requests for improper payments are not discouraged. Maintaining and administering an effective U.S. Foreign Corrupt Practices Act (FCPA) compliance program in these environments presents greater challenges to the Company than is the case in other, more developed countries. With respect to FCPA compliance, the Company received a voluntary request for information in September 2005 from the U.S. Securities and Exchange Commission (SEC) regarding certain of the Company’s West African activities and responded to this request.

As discussed in the Note 18 of the Notes to Consolidated Financial Statements, in July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on their use of a freight forwarder and customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the freight forwarder may have involved violations of the FCPA. The Company is conducting an internal investigation in response, as discussed below, and is providing the requested information to the DOJ.

The Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the freight forwarder to determine if any payment made to or by the freight forwarder and customs clearing broker on the Company's behalf constituted a violation of the FCPA. The investigation is also looking into activities of Company employees and agents with respect to immigration matters and importation permitting. To date, the special counsel has found that the Company utilized certain services in Nigeria offered by the customs broker that appear to be similar to services that have been under review by the DOJ. Special counsel is reviewing these and other services and activities to determine whether they were conducted in compliance with all applicable laws and regulations. Special counsel is also reviewing the extent, if any, of the Company’s knowledge, and its involvement in the performance, of these services and activities and whether the Company fulfilled its obligations under the FCPA.

In addition, the SEC is conducting an informal inquiry into the same matters currently under review by the DOJ. As part of this inquiry the SEC has requested that the Company provide to them the information and documents that have been requested by and are being provided to the DOJ. The Company is cooperating fully with the SEC, as it is doing with the DOJ, and is providing the requested materials. At this stage of the internal investigation, the Company cannot predict the ultimate outcome of either the internal investigation or the government inquiries. The Company has also undertaken an enhanced compliance training effort for its personnel, including foreign operations personnel dealing with customs clearance regulations.

Compliance with U.S. trade sanctions and embargoes also pose a risk to the Company since it deals with its business on a worldwide basis through various incorporated and unincorporated entities. The U.S. Department of Treasury’s Office of Foreign Assets Control made an inquiry regarding U.S. involvement in a United Kingdom subsidiary’s commercial and financial activity relating to Iran in September 2004 and the U.S. Department of Commerce made an inquiry regarding sales by another United Kingdom subsidiary to Iran in February 2005. The Company responded to these two inquiries and has not received any additional requests related to these matters. The Company’s policy is to not do business with, and has restricted its non-U.S. subsidiaries and persons from doing business with, countries with respect to which the United States has imposed sanctions, which include Iran, Syria, Sudan, North Korea and Cuba.

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey resulted in a finding that the Company had deficiencies in its U.S. Customs compliance processes. The Company is taking corrective action and will undergo Assessment Compliance Testing in the first half of 2008.

Compression Systems’ aftermarket revenues associated with legacy equipment may decline.

During 2007, approximately 31% of Compression Systems’ revenues were estimated to come from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company’s potential market for parts orders may also be reduced.

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

Potential change in accounting for convertible debt instruments.

The FASB has issued a proposed FASB Staff Position (FSP) APB 14-a that would clarify the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements). This proposal, if adopted, would require the issuer of a convertible debt instrument within its scope to separately account for the liability and equity components of the instrument in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This proposed standard would apply to the Company’s existing 1.5% convertible debentures due 2024 and 2.5% convertible debentures due 2026, totaling in aggregate $738.0 million at December 31, 2007. Although currently under redeliberation, if approved, this FSP could be applied retrospectively to all periods presented once it becomes effective. The Company believes this FSP would have a material impact on both debt and equity balances of the Company’s consolidated financial statements should this FSP be adopted.

Environmental Remediation

The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2007, the Company’s consolidated balance sheet included a noncurrent liability of $7.5 million for environmental matters.

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

Foreign Currency Exchange Rates

A large portion of the Company’s operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company’s financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company’s financial results. For each of the last three years, the Company’s gain or loss from foreign currency-denominated transactions has not been material, except as noted above under “Consolidated Results - 2006 compared to 2005”.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2007. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Brazil, Ireland, Italy, Singapore and the United Kingdom. Information relating to the contracts and the fair values recorded in the Company’s Consolidated Balance Sheets at December 31, 2007 and 2006 follows:

	December 31, 2007
	Year of Contract Expiration			December 31,
(amounts in millions except exchange rates)	2008	2009	Total	2006
Buy GBP/Sell USD:
Notional amount to sell (in U.S. dollars)	$11.0	$2.6	$13.6	$79.0
Average USD to GBP contract rate	1.8039	1.7989	1.8029	1.8080
Average USD to GBP forward rate at December 31, 2007	1.9695	1.9507	1.9658	1.9573
Fair value at December 31, 2007 in U.S. dollars$			$1.2	6.5
Sell GBP/Buy Euro:
Notional amount to buy (in euros)	0.9	—	0.9	16.9
Average EUR to GBP contract rate	1.3693	1.3450	1.3690	1.3891
Average EUR to GBP forward rate at December 31, 2007	1.3557	1.3435	1.3555	1.4746
Fair value at December 31, 2007 in U.S. dollars			$—	$(1.4)
Buy USD/Sell BRL:
Notional amount to buy (in U.S. dollars)	20.5	19.1	39.6	—
Average BRL to USD contract rate	1.8372	1.9408	1.8872	—
Average BRL to USD forward rate at December 31, 2007	1.8384	1.9688	1.9013	—
Fair value at December 31, 2007 in U.S. dollars			$0.3	$—
Buy Euro/Sell USD:
Notional amount to buy (in euros)	75.1	23.3	98.4	35.5
Average USD to EUR contract rate	1.1537	1.4103	1.2145	1.2970
Average USD to EUR forward rate at December 31, 2007	1.2149	1.4519	1.2711	1.3324
Fair value at December 31, 2007 in U.S. dollars$			$6.4	—
Other Currencies:
Fair value at December 31, 2007 in U.S. dollars$			$0.1	(0.3)

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

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $62.6 million ($50.2 million at December 31, 2006), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed rate debt by $62.1 million at December 31, 2007 ($25.9 million at December 31, 2006). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

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

In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150.0 million of its senior notes due April 15, 2007 (Senior Notes) to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1.1 million, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount was being amortized as an increase to interest expense over the remaining term of the debt. The company’s interest expense was increased by $0.3 million and $0.5 million for the years ended December 31, 2007 and 2006, respectively, as a result of the amortization of the termination payment. The Company redeemed all $200.0 million of its outstanding 2.65% senior notes on April 16, 2007, using available cash on hand.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007, based on the framework established in “Internal Control – Integrated Framework”. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the operations of DES Operations Limited, Prime Measurement Products, Paradigm Services, LP, and Filtra-Systems Company, all acquired during 2007, were excluded. These operations constituted less than 5% of the Company’s consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2007.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2007, has issued a report on their audit of management's internal control over financial reporting, which is included herein.

/s/ Sheldon R. Erikson
Sheldon R. Erikson
Chairman of the Board
and Chief Executive Officer

/s/ Franklin Myers
Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited Cameron International Corporation’s (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DES Operations Limited, Prime Measurement Products, Paradigm Services, LP, and Filtra-Systems Company, all acquired during 2007, which are included in the 2007 consolidated financial statements of Cameron International Corporation and constituted less than 5% of the Company’s consolidated revenues, income before income taxes and total assets for the year ended December 31, 2007. Our audit of internal control over financial reporting of Cameron International Corporation also did not include an evaluation of the internal control over financial reporting of DES Operations Limited, Prime Measurement Products, Paradigm Services, LP, and Filtra-Systems Company.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cameron International Corporation as of December 31, 2007 and 2006, and the related statements of consolidated results of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2007 and 2006, and the related statements of consolidated results of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 of the Notes to Consolidated Financial Statements, the Company adopted, effective January 1, 2007, the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Company also adopted, effective January 1, 2006, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment,” and, effective December 31, 2006, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2008

Consolidated Results of Operations

	Year Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005
Revenues	$4,666,368	$3,742,907	$2,517,847
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	3,242,238	2,601,072	1,796,277
Selling and administrative expenses	577,588	528,568	381,267
Depreciation and amortization	109,774	101,350	78,398
Interest income	(30,745)	(26,939)	(13,060)
Interest expense	23,313	20,677	11,953
Charge for pension plan termination	35,725	—	—
Acquisition integration costs	—	29,578	—
Total costs and expenses	3,957,893	3,254,306	2,254,835
Income before income taxes	708,475	488,601	263,012
Income tax provision	(207,615)	(170,785)	(91,882)
Net income	$500,860	$317,816	$171,130
Earnings per common share: [1]
Basic	$2.28	$1.40	$0.77
Diluted	$2.16	$1.36	$0.76

1Prior year earnings per common share amounts have been revised to reflect the 2-for-1 stock split effective December 28, 2007. See Note 12 of the Notes to Consolidated Financial Statements.

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in thousands, except shares and per share data)	2007	2006
Assets
Cash and cash equivalents	$739,916	$1,033,537
Receivables, net	797,471	696,147
Inventories, net	1,413,403	1,009,414
Other	121,141	168,554
Total current assets	3,071,931	2,907,652
Plant and equipment, net	821,104	648,785
Goodwill	647,819	595,268
Other assets	189,965	199,045
Total assets	$4,730,819	$4,350,750
Liabilities and stockholders’ equity
Current portion of long-term debt	$8,766	$207,345
Accounts payable and accrued liabilities	1,677,054	1,364,716
Accrued income taxes	7,056	56,151
Total current liabilities	1,692,876	1,628,212
Long-term debt	745,128	745,408
Postretirement benefits other than pensions	15,766	20,757
Deferred income taxes	68,646	90,248
Other long-term liabilities	113,439	124,686
Total liabilities	2,635,855	2,609,311
Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, par value $.01 per share, 400,000,000 shares authorized, 232,341,726 shares issued at December 31, 2007 and 116,170,863 (pre 2-for-1 split) shares issued at December 31, 2006	2,324	1,162
Preferred stock, par value $.01 per share, 3,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	1,160,814	1,140,765
Retained earnings	1,256,822	760,958
Accumulated other elements of comprehensive income	101,004	16,326
Less: Treasury stock at cost, 14,332,927 shares at December 31, 2007 and 3,881,236 (pre 2-for-1 split) shares at December 31, 2006	(426,000)	(177,772)
Total stockholders’ equity	2,094,964	1,741,439
Total liabilities and stockholders’ equity	$4,730,819	$4,350,750

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005
Cash flows from operating activities:
Net income	$500,860	$317,816	$171,130
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,458	75,909	64,018
Amortization	28,316	25,441	14,380
Non-cash charge for pension plan termination	35,725	—	—
Non-cash stock compensation expense	31,383	25,568	2,790
Non-cash write-down of investments	—	—	2,458
Non-cash write-off of assets associated with acquisition integration efforts	—	10,525	—
Tax benefit of employee stock compensation plan transactions and deferred income taxes	43,455	60,345	34,049
Changes in assets and liabilities, net of translation, acquisitions, and non-cash items:
Receivables	(69,223)	(81,762)	(80,659)
Inventories	(355,215)	(269,771)	(137,384)
Accounts payable and accrued liabilities	219,503	382,854	255,213
Other assets and liabilities, net	(64,542)	(414)	26,094
Net cash provided by operating activities	451,720	546,511	352,089
Cash flows from investing activities:
Capital expenditures	(245,589)	(184,830)	(77,508)
Acquisitions, net of cash acquired	(76,386)	(28,846)	(328,570)
Proceeds from sale of plant and equipment	9,056	16,638	5,474
Net cash used for investing activities	(312,919)	(197,038)	(400,604)
Cash flows from financing activities:
Loan repayments, net	(200,707)	(308)	(2,243)
Issuance of long-term debt	—	500,000	—
Redemption of convertible debt	—	—	(14,821)
Debt issuance costs	—	(8,630)	—
Purchase of treasury stock	(321,913)	(282,191)	(9,395)
Proceeds from stock option exercises	52,784	76,002	223,085
Excess tax benefits of employee stock compensation plans/transactions	28,034	16,580	—
Principal payments on capital leases	(5,312)	(4,401)	(4,098)
Net cash (used for) provided by financing activities	(447,114)	297,052	192,528
Effect of translation on cash	14,692	25,041	(9,040)
(Decrease) increase in cash and cash equivalents	(293,621)	671,566	134,973
Cash and cash equivalents, beginning of year	1,033,537	361,971	226,998
Cash and cash equivalents, end of year	$739,916	$1,033,537	$361,971

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity

				Accumulated
				other
		Capital in		elements of
	Common	excess of	Retained	comprehensive	Treasury
(dollars in thousands)	stock	par value	earnings	income	stock	Total
Balance – December 31, 2004	$549	$948,740	$272,012	$94,974	$(88,028)	$1,228,247
Net income			171,130			171,130
Foreign currency translation				(49,110)		(49,110)
Change in fair value of derivatives accounted for as cash flow hedges, net of $3,873 in taxes				(8,441)		(8,441)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $18 in taxes				41		41
Comprehensive income						113,620
Non-cash stock compensation expense		2,790				2,790
Purchase of treasury stock					(9,395)	(9,395)
Common and treasury stock issued under stock option and other employee benefit plans	31	124,230			97,423	221,684
Tax benefit of employee stock compensation plan transactions		37,817				37,817
Stock split	576	(576)				—
Balance – December 31, 2005	1,156	1,113,001	443,142	37,464	—	1,594,763
Net income			317,816			317,816
Foreign currency translation				57,130		57,130
Change in fair value of derivatives accounted for as cash flow hedges, net of $6,222 in taxes				13,468		13,468
Other comprehensive income from derivative transactions recognized in current year earnings, net of $116 in taxes				(251)		(251)
Minimum pension liability, net				(337)		(337)
Comprehensive income						387,826
Adjustment to initially apply FASB Statement No. 158, net of $44,382 in taxes				(91,148)		(91,148)
Non-cash stock compensation expense		25,568				25,568
Purchase of treasury stock					(282,191)	(282,191)
Common and treasury stock issued under stock option and other employee benefit plans	6	(28,804)			103,777	74,979
Tax benefit of employee stock compensation plan transactions		23,284				23,284
Other		7,716			642	8,358
Balance – December 31, 2006	1,162	1,140,765	760,958	16,326	(177,772)	1,741,439
Net income			500,860			500,860
Foreign currency translation				59,686		59,686
Change in fair value of derivatives accounted for as cash flow hedges, net of $2,803 in taxes				5,011		5,011
Other comprehensive income from derivative transactions recognized in current year earnings, net of $2,225 in taxes				(4,583)		(4,583)
Pension settlement loss, net of $14,422 in taxes				23,282		23,282
Pension curtailment gain, net of $757 in taxes				(1,222)		(1,222)
Actuarial loss, net of amortization				2,504		2,504
Comprehensive income						585,538
Adjustment to initially apply FIN 48		(2,000)	(4,996)			(6,996)
Non-cash stock compensation expense		31,383				31,383
Purchase of treasury stock					(341,423)	(341,423)
Common and treasury stock issued under stock option and other employee benefit plans		(40,411)			93,195	52,784
Tax benefit of employee stock compensation plan transactions		32,239				32,239
Stock split	1,162	(1,162)				—
Balance – December 31, 2007	$2,324	$1,160,814	$1,256,822	$101,004	$(426,000)	$2,094,964

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

Company Operations — Cameron International Corporation (Cameron or the Company) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

The Company’s operations are organized into three business segments — Drilling and Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS). Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 21%, 17% and 13% of the Company’s revenues for the years ended December 31, 2007, 2006 and 2005, respectively, was recognized under SOP 81-1.

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

Short-term Investments — Investments in available-for-sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. If the Company determines that a loss is other than temporary, such loss will be charged to earnings. No material realized gains or losses on short-term investments were recognized during the years ended December 31, 2007, 2006 and 2005.

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

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 50% of inventories at December 31, 2007 and 48% at December 31, 2006 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2006 and 2005, the Company reduced its LIFO inventory levels in the CS segment resulting in a liquidation of certain low-cost inventory layers. Accordingly, the Company recorded non-cash LIFO income of $2,091,000 and $4,033,000 for the years ended December 31, 2006 and 2005, respectively.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

Estimated
Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery, equipment and tooling	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill — In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2007, 2006 and 2005 annual evaluations was determined using discounted cash flows or other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Each of the annual evaluations indicated that no impairment of goodwill was required. The Company’s reporting units for SFAS 142 purposes are the Drilling, Surface, Subsea and Petreco Process Systems product lines of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems product lines and the Aftermarket Services business of the V&M segment and the Reciprocating and Centrifugal Compression product lines of the CS segment. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company’s business segments.

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

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

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

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes, on January 1, 2007. FIN 48 was issued in June 2006 in order to create a single model to address accounting for uncertainty in income tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure. Under FIN 48, income taxes are no longer subject to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

The Company reflects interest related to an underpayment of income taxes as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 11 of the Notes to Consolidated Financial Statements for further discussion of the Company’s income taxes.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — The Company follows the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) with regard to recognition of the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required in 2008. SFAS 158 did not change the basic approach used by companies to measure plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the Financial Accounting Standards Board (FASB) at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2007 and 2006 and in determining the amount of its net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005.

Stock-Based Compensation — At December 31, 2007, the Company had four stock-based employee compensation plans, which are described in further detail in Note 8 of the Notes to Consolidated Financial Statements. Prior to January 1, 2006, the Company measured compensation expense for its stock-based compensation plans using the intrinsic value method. Effective January 1, 2006, compensation expense for the Company's stock-based compensation plans is now measured using the fair value method required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Under SFAS 123(R), the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2007, 2006 and 2005 have not been material. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

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

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $360,000 for the year ended December 31, 2007, and gains of $14,414,000 and $2,717,000 for the years ended December 31, 2006 and 2005, respectively.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation. Prior period earnings per common share amounts and shares utilized in the calculation of prior period earnings per common share have been revised to reflect the 2-for-1 split of the Company’s common stock effective December 28, 2007.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company adopted the provisions of SFAS 157 which became effective on January 1, 2008, as required. There was no impact on the Company’s financial statements at the time of adoption, however, the Company does expect that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities and the expensing of all transaction costs relating to future business combinations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument-by-instrument basis. The Company adopted SFAS 159 on January 1, 2008, as required. There was no impact on the Company’s financial statements at the time of adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combinations (SFAS 141R) and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These two standards must be adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to SFAS 141R and SFAS 160 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers’ shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition, (g) earn-out arrangements may be required to be remeasured at fair value and (h) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. The Company anticipates these new standards will significantly affect the Company’s accounting for future business combinations following adoption on January 1, 2009.

Note 2: Acquisitions

On March 13, 2007, the Company acquired DES Operations Limited (DES), a Scotland-based supplier of production enhancement technology at a cash cost of approximately $37,679,000, plus a maximum additional contingent payout of approximately 4.0 million British Pounds, depending on the financial performance of DES over the next three years. The acquisition of DES enhances the Company’s subsea product offerings within the DPS segment by providing technology that allows for subsea processing capabilities directly on a subsea tree. DES’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded as a result of this acquisition totaled approximately $36,297,000, most of which will not be deductible for income tax purposes.

On March 22, 2007, the Company acquired certain assets of Prime Measurement Products (Prime), a supplier to the measurement business of the V&M segment. The total cost of this acquisition was approximately $6,265,000. No goodwill has been recorded as a result of this acquisition.

On April 2, 2007, the Company completed the purchase of certain assets and liabilities of Paradigm Services, LP (Paradigm), a Texas-based valve and actuator repair and remanufacturing business, at a cash cost of $10,960,000. This business has been included in the operations of the V&M segment since the date of acquisition. Goodwill recorded as a result of this acquisition totaled approximately $7,765,000, most of which will be deductible for income tax purposes.

The Company is still awaiting certain information relating to the fair values of the assets and liabilities of the businesses above in order to finalize the respective purchase price allocations.

Additionally, on June 5, 2007, the Company purchased the Hydromation Deep Bed Filter product line from the Filtra-Systems Company, a Michigan-based supplier of filter solutions, at a cash cost of approximately $21,482,000. This business was a supplier to the DPS segment’s oil, gas and water separation applications product line. The results of this acquired entity are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded as a result of this acquisition totaled approximately $12,575,000, most of which will be deductible for income tax purposes.

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

During 2007, the Company obtained information relating to the fair value of the assets and liabilities of the Dresser Acquired Businesses existing at the acquisition date for purposes of allocating the purchase price in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. As a result of incorporating this information into its initial purchase price allocation, goodwill associated with this acquisition has decreased by $13,754,000 to approximately $75,236,000 at December 31, 2007.

In connection with the integration of the Dresser Acquired Businesses primarily into the V&M segment, a total of $29,578,000 in integration costs were recognized during the year ended December 31, 2006, of which approximately $10,525,000 related to non-cash impairment charges for goodwill, fixed assets and other assets at certain legacy locations of the Company that were closed or otherwise impacted by the integration. The components of the total integration costs are as follows:

Year Ended
(dollars in thousands)	December 31, 2006
Plant rearrangement and other integration costs	$13,241
Non-cash asset impairment charges	10,525
Employee severance	4,220
Stay bonuses and employee relocation costs	1,592
Total	$29,578

On January 3, 2006, the Company acquired the assets and liabilities of Caldon, Inc. for approximately $13,089,000 in cash. The acquisition of Caldon added a new ultrasonic flow measurement product line to the existing flow measurement products in the V&M segment. Caldon’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date. Goodwill associated with the Caldon acquisition totaled approximately $6,244,000 at December 31, 2007, most of which is deductible for income tax purposes.

On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (NuFlo), a Houston-based supplier of metering and related flow measurement equipment, for approximately $121,294,000 in cash and assumed debt. NuFlo’s results are included in the Company’s consolidated financial statements for the period subsequent to the acquisition date in the V&M segment. Goodwill recorded at December 31, 2007, as a result of this acquisition, totaled approximately $75,657,000, most of which will not be deductible for income tax purposes.

Also, during 2005, the Company made three small product line acquisitions. Two of the acquisitions, totaling $10,118,000, were complementary to the current product offerings in the DPS segment. One acquisition in the amount of $1,022,000, plus certain additional amounts that have been deferred for annual payout over a three-year period ending January 5, 2008, was incorporated into the V&M segment. The results of the acquired entities have been included in the Company’s consolidated financial statements for the period subsequent to the respective acquisition dates. Total goodwill recorded as a result of these acquisitions at December 31, 2007 amounted to $7,005,000, the majority of which will be deductible for income tax purposes.

Note 3: Receivables

Receivables consisted of the following:

	December 31,
(dollars in thousands)	2007	2006
Trade receivables	$747,006	$671,343
Other receivables	58,709	32,107
Allowance for doubtful accounts	(8,244)	(7,303)
Total receivables	$797,471	$696,147

Note 4: Inventories

Inventories consisted of the following:

	December 31,
(dollars in thousands)	2007	2006
Raw materials	$121,071	$108,889
Work-in-process	454,309	300,970
Finished goods, including parts and subassemblies	947,254	687,088
Other	8,528	4,721
	1,531,162	1,101,668
Excess of current standard costs over LIFO costs	(67,704)	(48,031)
Allowance for obsolete and excess inventory	(50,055)	(44,223)
Total inventories	$1,413,403	$1,009,414

Note 5: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

	December 31,
(dollars in thousands)	2007	2006
Land and land improvements	$50,648	$41,738
Buildings	337,098	282,049
Machinery and equipment	770,894	646,646
Tooling, dies, patterns, etc.	97,384	81,107
Office furniture & equipment	117,235	103,115
Capitalized software	112,243	95,953
Assets under capital leases	25,534	22,921
Construction in progress	99,191	74,021
All other	16,409	17,914
	1,626,636	1,365,464
Accumulated depreciation	(805,532)	(716,679)
Total plant and equipment	$821,104	$648,785

Changes in goodwill during 2007 were as follows:

(dollars in thousands)	DPS	V&M	CS	Total
Balance at December 31, 2006	$249,852	$283,194	$62,222	$595,268
Acquisitions	48,872	7,765	—	56,637
Purchase price allocation adjustment to goodwill for the
Dresser Acquired Businesses and other	—	(13,834)	—	(13,834)
Translation and other	6,512	3,236	—	9,748
Balance at December 31, 2007	$305,236	$280,361	$62,222	$647,819

Other assets consisted of the following:

	December 31,
(dollars in thousands)	2007	2006
Funded status of overfunded defined benefit pension plans	$8,087	$18,451
Deferred income taxes	29,313	45,703
Other intangibles:
Nonamortizable	8,456	8,607
Gross amortizable	111,245	94,683
Accumulated amortization	(31,813)	(20,807)
Other	64,677	52,408
Total other assets	$189,965	$199,045

Amortization associated with the Company’s capitalized software and other amortizable intangibles (primarily patents, trademarks, customer lists and other) recorded as of December 31, 2007 is expected to approximate $24,961,000, $20,991,000, $17,688,000, $13,851,000 and $13,269,000 for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

Note 6: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in thousands)	2007	2006
Trade accounts payable and accruals	$517,692	$408,480
Salaries, wages and related fringe benefits	155,048	141,444
Advances from customers	756,441	573,527
Sales-related costs and provisions	87,253	78,666
Payroll and other taxes	35,904	30,032
Product warranty	29,415	29,846
Other	95,301	102,721
Total accounts payable and accrued liabilities	$1,677,054	$1,364,716

Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in thousands):

Net	Charges
Balance	Warranty	Against	Translation	Balance
December 31, 2006	Provisions	Accrual	and Other	December 31, 2007
$ 29,846	$ 20,731	$ (19,404)	$ (1,758)	$ 29,415

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

In June 2007, the Company communicated to employees and beneficiaries that it had elected to terminate the Retirement Plan and replace the benefits offered under the Retirement Plan with enhanced benefits under its existing defined contribution plan. The Company expects to distribute the assets of the Retirement Plan in two phases. The first phase occurred during the fourth quarter of 2007 and included former employees who were participants in the Retirement Plan. In connection with this distribution, the Company recorded a pre-tax settlement loss of $37,704,000 as of December 31, 2007. The second phase of asset distributions from the Retirement Plan will cover current employees and is expected to occur once all necessary governmental approvals are obtained, which is currently anticipated to be in 2008 or early 2009. The Company expects to record pre-tax charges totaling approximately $26,426,000 upon the occurrence of this second phase of asset distributions to settle remaining obligations of the Plan. In addition, the Retirement Plan was amended effective December 31, 2007 to eliminate future benefits from being earned. As a result, the Company also recorded a pre-tax curtailment gain of $1,979,000 as of December 31, 2007, for a net charge in 2007 of $35,725,000.

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

Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

				Postretirement
	Pension Benefits			Benefits
(dollars in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$9,039	$8,830	$7,574	$5	$6	$7
Interest cost	25,129	23,046	22,215	1,211	1,334	1,502
Expected return on plan assets	(33,444)	(31,500)	(28,807)	—	—	—
Amortization of prior service cost (credit)	(540)	(525)	(526)	(383)	(383)	(388)
Amortization of losses (gains) and other	14,065	11,203	9,925	(1,078)	(979)	(956)
Total net benefit plan expense (income)	14,249	11,054	10,381	(245)	(22)	165

Settlement loss	37,704	—	—	—	—	—
Curtailment gain	(1,979)	—	—	—	—	—
Total net benefit plan expense (income)	$49,974	$11,054	$10,381	$(245)	$(22)	$165

Net benefit plan expense (income):
U.S. plans	$42,065	$4,804	$3,155	$(245)	$(22)	$165
Foreign plans	7,909	6,250	7,226	—	—	—
Total net benefit plan expense (income)	$49,974	$11,054	$10,381	$(245)	$(22)	$165

Included in accumulated other elements of comprehensive income at December 31, 2007 and 2006 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2008:

					Year Ending
	December 31, 2007		December 31, 2006		December 31, 2008
					Expected
(dollars in thousands)	Before Tax	After Tax	Before Tax	After Tax	Amortization
Pension benefits:
Prior service credit, net	$58	$36	$(2,461)	$(1,520)	$14
Actuarial losses, net	113,897	79,215	155,487	103,427	9,945
Post retirement benefits:
Prior service credit	(2,295)	(1,417)	(2,677)	(1,653)	(382)
Actuarial gains	(15,233)	(9,406)	(11,760)	(7,262)	(1,483)
	$96,427	$68,428	$138,589	$92,992	$8,094

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans is as follows:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2007	2006	2007	2006
Benefit obligation at beginning of year	$487,407	$422,897	$23,264	$24,912
Service cost	9,039	8,830	5	6
Interest cost	25,129	23,046	1,211	1,334
Plan participants’ contributions	1,002	921	—	—
Actuarial losses (gains)	12,693	17,374	(3,884)	(1,274)
Exchange rate changes	4,387	31,975	—	—
Benefits and expenses paid from plan assets	(70,046)	(17,063)	—	—
Benefits paid directly by the Company	(522)	(573)	(2,771)	(1,714)
Curtailments	(1,695)	—	—	—
Purchase of annuity contracts	(77,574)	—	—	—
Benefit obligation at end of year	$389,820	$487,407	$17,825	$23,264
Benefit obligation at end of year:
U.S. plans	$99,921	$210,244	$17,825	$23,264
Foreign plans	289,899	277,163	—	—
Benefit obligation at end of year	$389,820	$487,407	$17,825	$23,264

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $350,849,000 and $445,911,000 at December 31, 2007 and 2006, respectively.

The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans is as follows:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2007	2006	2007	2006
Fair value of plan assets at beginning of year	$467,428	$403,942	$—	$—
Actual return on plan assets	35,860	38,633	—	—
Actuarial gains	—	4,563	—	—
Company contributions	8,463	7,586	—	—
Plan participants’ contributions	1,002	921	—	—
Exchange rate changes	3,248	28,846	—	—
Purchase of annuity contracts	(77,574)	—	—	—
Benefits and expenses paid from plan assets	(70,046)	(17,063)	—	—
Fair value of plan assets at end of year	$368,381	$467,428	$—	$—
Fair value of plan assets at end of year:
U.S. plans	$102,707	$223,835	$—	$—
Foreign plans	265,674	243,593	—	—
Fair value of plan assets at end of year	$368,381	$467,428	$—	$—

The funded status of the Company’s defined benefit pension and postretirement benefit plans is as follows:

			Postretirement
	Pension Benefits		Benefits
(dollars in thousands)	2007	2006	2007	2006

Overfunded plans	$8,087	$18,451	$—	$—
Underfunded plans	(29,526)	(38,430)	(17,825)	(23,264)
Funded status	$(21,439)	$(19,979)	$(17,825)	$(23,264)

Actual asset investment allocations for the Company’s main defined benefit pension plans in the United States and the United Kingdom, which account for approximately 99% of total plan assets, are as follows:

	Pension Benefits
	2007	2006
U.S. plan:
Equity securities	2%	65%
Fixed income debt securities, cash and other	98%	35%
U.K. plan:
Equity securities	49%	50%
Fixed income debt securities, cash and other	51%	50%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2007 and 2006, the investment strategy has been designed to approximate the performance of market indexes. The asset allocations for the U.S. plan at December 31, 2007 were heavily weighted towards fixed income debt securities, cash and other short-term investments due to the plan termination announced during 2007 as discussed above. The asset allocations for the U.S. plan at December 31, 2006 were weighted slightly heavier toward equity securities than the targeted allocations. The Company has modified its targeted allocation for the U.K. Plan for 2008 and beyond to be approximately 55% in equities, 40% in fixed income debt securities and 5% in real estate.

During 2007, the Company made contributions totaling $8,463,000 to the assets of its various defined benefit pension plans. Contributions to plan assets for 2008 are currently expected to approximate $7,017,000, assuming no change in the current discount rate or expected investment earnings.

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

			Postretirement
	Pension Benefits		Benefits
	2007	2006	2007	2006
Assumptions related to net benefit costs:
Domestic plans:
Discount rate	5.0 - 5.75%	5.75%	5.5%	5.5%
Expected return on plan assets	5.25 - 8.25%	8.5%	—	—
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	9.0%	9.0%
Measurement date	1/1/2007	1/1/2006	10/1/2006	10/1/2005
International plans:
Discount rate	4.5 - 5.0%	4.25 - 5.0%	—	—
Expected return on plan assets	4.5 - 6.75%	4.5 - 6.75%	—	—
Rate of compensation increase	2.75 - 4.0%	2.75 - 4.0%	—	—
Measurement date	1/1/2007	1/1/2006	—	—
Assumptions related to end-of-period benefit obligations:
Domestic plans:
Discount rate	5.0 - 6.25%	5.75%	6.25%	5.5%
Rate of compensation increase	4.5%	4.5%	—	—
Health care cost trend rate	—	—	8.0%	9.0%
Measurement date	12/31/2007	12/31/2006	10/1/2007	10/1/2006
International plans:
Discount rate	5.25 - 5.75%	4.5 - 5.0%	—	—
Rate of compensation increase	2.75 - 4.5%	2.75 - 4.0%	—	—
Measurement date	12/31/2007	12/31/2006	—	—

The Company’s discount rate assumptions for its U.S. and U.K. defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for the U.S. plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%. The assumptions for the foreign plans reflect local economic conditions and the Company’s compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 8.0% to 5.0% by 2014 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-	One-percentage-
(dollars in thousands)	point Increase	point Decrease
Effect on total of service and interest cost components in 2007	$55	$(50)
Effect on postretirement benefit obligation as of December 31, 2007	$886	$(801)

Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit		Accumulated Benefit
	Obligation in Excess		Obligation in Excess
	of Plan Assets		of Plan Assets
(dollars in thousands)	2007	2006	2007	2006
Fair value of applicable plan assets	$266,070	$244,026	$6,692	$5,737
Projected benefit obligation of applicable plans	$(295,596)	$(282,456)	$—	$—
Accumulated benefit obligation of applicable plans	$—	$—	$(17,062)	$(15,529)

Future expected benefit payments and future expected receipts of Medicare Part D subsidies are as follows (due to uncertainty over the timing of receiving final regulatory approvals for termination of the Retirement Plan, the future expected benefit payments under this plan are presented as if the Retirement Plan was to continue on an ongoing basis):

				Postretirement
	Pension Benefits			Benefits
				Payment	Medicare
	U.S. Unfunded	U.S. Funded	Foreign	Before	Part D
(dollars in thousands)	Plans	Plans	Funded Plans	Subsidy	Subsidy
Year ended December 31:
2008	$1,483	$9,613	$5,813	$2,448	$389
2009	$463	$9,479	$6,249	$2,416	$383
2010	$309	$9,063	$6,851	$2,353	$369
2011	$389	$9,046	$7,260	$2,296	$358
2012	$353	$8,908	$8,480	$2,196	$346
2013 - 2017	$2,194	$42,532	$54,786	$9,514	$1,434

The Company’s domestic employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. Additionally, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to a targeted rate of 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company’s expense under this plan for the years ended December 31, 2007, 2006 and 2005 amounted to $13,228,000, $10,524,000 and $9,573,000, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2007, 2006 and 2005 amounted to $17,437,000, $19,045,000 and $15,760,000, respectively.

Note 8: Stock-Based Compensation Plans

The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. The other three plans, which continue to have options outstanding at December 31, 2007, are the Company’s Long-Term Incentive Plan, as Amended and Restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock-Based Compensation. Accordingly, no stock-based employee compensation cost was recognized in the Consolidated Results of Operations statements, except with respect to the amortization of the intrinsic value of restricted stock unit grants totaling $2,790,000 for the year ended December 31, 2005. Options granted under the Company’s four equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the years ended December 31, 2007 and 2006 included: (a) compensation cost related to all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Financial Accounting Standards Board Statement 123, Accounting for Stock-Based Compensation (SFAS 123), and (b) compensation cost related to all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Stock-based compensation expense recognized under the provisions of SFAS 123(R) was as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006
Outstanding restricted and deferred stock unit grants	$15,610	$9,974
Unvested outstanding stock options grants	15,773	15,594
Total stock-based compensation expense	$31,383	$25,568

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2007 and 2006 totaled approximately $12,004,000 and $9,780,000, respectively.

The following table illustrates the effect on net income and earnings per share for 2005, as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s equity compensation plans. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options’ vesting periods.

Year Ended December 31,
(dollars in thousands, except per share data)	2005
Net income, as reported	$171,130
Add: Stock compensation expense included in net income	1,816
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(11,913)
Pro forma net income	$161,033
Earnings per share: [1]
Basic - as reported	$0.77
Basic - pro forma	$0.73
Diluted - as reported	$0.76
Diluted - pro forma	$0.72

1  Prior year amounts have been revised to reflect the 2-for-1 stock split effective December 28, 2007.

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

A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2007 is presented below (all amounts reflect the 2-for-1 stock split effective December 28, 2007):

			Weighted-
			Average	Aggregate
		Weighted-	Remaining	Intrinsic
		Average	Contractual	Value
		Exercise	Term	(dollars in
Options	Shares	Price	(in years)	thousands)
Outstanding at January 1, 2007	9,960,484	$17.22
Granted	1,763,100	44.01
Exercised	(4,019,480)	13.78
Forfeited	(39,998)	26.93
Expired	(4,928)	10.73
Outstanding at December 31, 2007	7,659,178	$25.15	5.32	$176,037
Vested at December 31, 2007 or expected to vest in the future	7,579,466	$25.11	5.32	$174,458
Exercisable at December 31, 2007	3,198,371	$16.64	4.46	$100,721

At
December 31, 2007
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$21,678
Weighted-average remaining expense recognition period (in years)	1.64

The fair values per share of option grants for the years ended December 31, 2007, 2006 and 2005 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2007	2006	2005
Expected life (in years)	2.6	2.4	3.0
Risk-free interest rate	3.4%	4.6%	4.4%
Volatility	31.2%	30.2%	27.0%
Expected dividend yield	0.0%	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values (grant date fair values and intrinsic values per share for prior years have been revised to reflect the 2-for-1 stock split effective December 28, 2007):

	Year Ended December 31,
	2007	2006	2005
Grant-date fair value per option	$10.32	$6.08	$3.94
Intrinsic value of options exercised (dollars in thousands)	$95,203	$71,178	$103,157
Average intrinsic value per share of options exercised	$23.69	$12.27	$4.84

Restricted and deferred stock unit awards

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2007 and 2006, grants of restricted stock units were made to officers and key employees. Approximately 235,433 and 143,134 of the restricted stock unit grants during 2007 and 2006, respectively, contained performance-based conditions which were fully satisfied based on the Company’s full-year 2007 and 2006 financial performance against certain targets. The restricted stock units granted to officers and other key employees during 2007 generally provided for three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment. The restricted stock units granted to officers during 2006 generally provide for 12.5% vesting on each of the first and second anniversaries of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment. Restricted stock units granted to other key employees during 2006 generally provide for 25% vesting on the second anniversary of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment, whereas restricted stock units granted prior to January 1, 2006 generally provide for 25% vesting on each of the first and second anniversaries of the grant date and a final vesting of 50% on the third anniversary of the grant date, based on continued employment.

Under an update to the Compensation Program for Non-Employee Directors approved by the Board of Directors in November 2007, non-employee directors are entitled to receive a pro-rata grant of deferred stock units from the 2005 EQIP plan based on the date of first to the Board, equal to 4,000 units multiplied by the product of the number of months until the next Annual Meeting of Shareholders divided by twelve, and a grant of 4,000 units annually thereafter. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2007 is presented below:

		Weighted-Average
		Grant Date
Restricted Stock Units	Units	Fair Value
Nonvested at January 1, 2007	1,248,522	$18.16
Granted	708,042	29.04
Vested	(195,108)	15.44
Forfeited	(149,884)	22.64
Nonvested at December 31, 2007	1,611,572	$23.21

At
December 31, 2007
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$18,204
Weighted-average remaining expense recognition period (in years)	1.60

The intrinsic value of restricted stock units vesting during the years ended December 31, 2007 and 2006 was $5,277,000 and $3,451,000, respectively.

During the years ended December 31, 2006 and 2005, respectively, a total of 787,054 and 686,800 restricted stock units (post-split) at a weighted-average grant date fair value of $20.82 and $13.85 per share (post-split). The fair value of restricted stock units is determined based on the closing trading price of the Company’s common stock on the grant date.

At December 31, 2007, 3,306,027 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 9: Debt

The Company’s debt obligations were as follows:

	December 31,
(dollars in thousands)	2007	2006
Senior notes, net of $301 of unamortized original issue discount and deferred loss on termination of interest rate swaps at December 31, 2006	$—	$199,699
Convertible debentures	738,000	738,000
Other debt	3,671	3,557
Obligations under capital leases	12,223	11,497
	753,894	952,753
Current maturities	(8,766)	(207,345)
Long-term portion	$745,128	$745,408

On April 16, 2007, the Company redeemed all $200,000,000 of its outstanding 2.65% Senior Notes (the Senior Notes) using available cash on hand.

On May 23, 2006, the Company issued $500,000,000 of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006 (the 2.5% Convertible Debentures). The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at an initial conversion rate of 28.2656 shares of common stock per $1,000 principal amount, or $35.38 per share (post-split basis), only under the following circumstances:

·
during any quarter after June 30, 2006, if the closing price of the Company’s common stock exceeds 130% of the then-current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;

·
during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company’s common stock and the current conversion rate;

·	upon the occurrence of specified corporate events; or
·	upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company’s common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement. Immediately following the offering, the Company used approximately $190,220,000 of the proceeds to purchase 8,333,830 shares of the Company’s common stock at an average cost of $22.83 per share (post-split basis). Remaining proceeds from the offering are available for acquisitions, further share repurchases and general corporate uses.

On October 12, 2005, the Company entered into a new $350,000,000 five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions. The credit facility (all of which was available at December 31, 2007) also allows for the issuance of letters of credit up to the full amount of the facility. The Company has the right to request an increase in the amount of the facility up to $700,000,000 and may request three one-year extensions of the maturity date of the facility, all subject to lender approval. The facility provides for variable-rate borrowings based on the London Interbank Offered Rate (LIBOR) plus a margin (based on the Company’s then-current credit rating) or an alternate base rate. The agreement provides for facility and utilization fees and requires that the Company maintain a total debt-to-total capitalization ratio of less than 60%

during the term of the agreement. The Company was in compliance with all loan covenants as of December 31, 2007.   On February 21, 2008, the Company borrowed 46,000,000 Pounds Sterling for general corporate purposes under its $350,000,000 multicurrency revolving credit facility.  The borrowing, which matures on March 20, 2008, bears interest at a rate of 5.86% per annum.

During 2004, the Company issued an aggregate amount of $238,000,000 of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company’s common stock at a rate of 57.9428 shares per debenture, or $17.26 per share (post-split basis). The holders can convert the debentures into the Company’s common stock only under the following circumstances:

·
during any quarter in which the sales price of the Company’s common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;

·
during any five consecutive trading day period immediately following any five consecutive trading day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;

·	upon fundamental changes in the ownership of the Company’s common stock, which would include a change of control as defined in the debenture agreement.

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

On May 16, 2001, the Company issued twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures. During February 2005, the Company retired an additional $15,000,000 of the 1.75% Convertible Debentures. The remaining portion was converted into shares of the Company’s common stock in May 2006.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 12.8% at December 31, 2007 (4.7% at December 31, 2006). Future maturities of the Company’s debt (excluding capital leases) are approximately $3,603,000 in 2008, $238,068,000 in 2009 and $500,000,000 in 2011. Maturities in 2009 and 2011 are mainly related to the 1.5% Convertible Debentures and the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009 and June 15, 2011, respectively.

Interest paid during the years ended December 31, 2007, 2006 and 2005 approximated $17,279,000, $19,515,000 and $10,908,000, respectively.

Note 10: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2007, 2006 and 2005 were $42,709,000, $32,148,000 and $20,653,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

	Capital	Operating
(dollars in thousands)	Lease Payments	Lease Payments
Year ended December 31:
2008	$5,482	$18,519
2009	3,978	15,026
2010	2,600	17,514
2011	739	10,322
2012	33	10,113
Thereafter	—	36,497
Future minimum lease payments	12,832	107,991
Less: amount representing interest	(609)	—
Lease obligations at December 31, 2007	$12,223	$107,991

Note 11: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005
Income before income taxes:
U.S. operations	$307,895	$202,444	$90,930
Foreign operations	400,580	286,157	172,082
Income before income taxes	$708,475	$488,601	$263,012

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005
Current:
U.S. federal	$64,497	$28,738	$32,906
U.S. state and local	4,143	3,370	5,243
Foreign	99,725	85,036	49,118
	168,365	117,144	87,267
Deferred:
U.S. federal	27,764	45,157	465
U.S. state and local	(3,120)	6,791	70
Foreign	14,606	1,693	4,080
	39,250	53,641	4,615
Income tax provision	$207,615	$170,785	$91,882

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005
U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	0.95	1.53	1.36
Tax exempt income	—	(0.50)	(1.00)
Foreign statutory rate differential	(3.47)	(3.72)	(6.04)
Change in valuation allowance on deferred tax assets	(1.52)	(0.39)	0.06
Nondeductible expenses	1.28	1.55	1.49
Foreign income currently taxable in U.S.	0.59	1.33	1.46
Change in utilization of certain foreign tax credits	(2.26)	—	—
All other	(1.26)	0.15	2.60
Total	29.31%	34.95%	34.93%
Total income taxes paid	$199,283	$64,111	$34,941

As a result of changes in statutory tax rates in certain international jurisdictions, the Company recognized a decrease of $1,839,000 in deferred taxes.

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in thousands)	2007	2006
Deferred tax liabilities:
Plant and equipment	$(19,121)	$(21,785)
Inventory	(52,217)	(30,888)
Pensions	(2,673)	(5,346)
Other	(31,487)	(36,097)
Total deferred tax liabilities	(105,498)	(94,116)
Deferred tax assets:
Postretirement benefits other than pensions	13,143	14,333
Reserves and accruals	53,582	58,670
Net operating losses and related deferred tax assets	26,321	54,678
Other	6,929	2,184
Total deferred tax assets	99,975	129,865
Valuation allowance	(33,907)	(33,077)
Net deferred tax assets (liabilities)	$(39,430)	$2,672

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase of $13,888,000 in the liability for unrecognized tax benefits along with (i) a corresponding decrease of $4,996,000 in the January 1, 2007 balance of retained earnings, (ii) a decrease of $2,000,000 in capital in excess of par relating to amounts previously recognized in connection with the tax benefit of employee stock benefit plan transactions and (iii) an increase in deferred tax assets of $6,892,000. This adjustment resulted in a total amount of unrecognized tax benefits at January 1, 2007 of $42,789,000.

Changes in the Company’s unrecognized tax benefits for the year ended December 31, 2007 are as follows (in thousands):

Balance - January 1, 2007	$42,789
Increases due to tax positions taken prior to January 1, 2007	2,850
Increases due to tax positions taken during 2007	7,943
Decreases relating to settlements with tax authorities	(2,412)
Decreases resulting from the lapse of applicable statutes of limitation	(5,727)
Net increase due to translation and interest	1,901
Balance - December 31, 2007	$47,344

The Company is not currently aware of any adjustments that may occur that would materially increase or decrease the amount of its unrecognized tax benefits during the next twelve-month period or any material amounts included as unrecognized tax benefits at December 31, 2007 that, if recognized, would not impact the Company’s effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2007, 2006 or 2005. Also, there were no material accruals for unpaid interest or penalties at December 31, 2007 or 2006.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years’ tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2001	1995	2004	2004	2003	1999	2003

Primarily due to changes in estimates concerning the realizability of certain deferred tax assets, valuation allowances established in prior years decreased in 2007 by $6,897,000, decreased in 2006 by $2,902,000 and increased in 2005 by $150,000, with a corresponding offset in the Company’s income tax expense. In addition, valuation allowances were established in 2007 and 2005 in the amount of $7,400,000 and $10,778,000, respectively, to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of international acquisitions. This amount was reduced in 2007 and 2006 by $591,000 and $1,280,000, respectively, with a corresponding offset to goodwill. Also in 2007, valuation allowances of $2,912,000 were reduced to correspond with the write-off of the associated deferred tax assets. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased in 2007, 2006 and 2005 by $3,830,000, $1,728,000 and $743,000, respectively, due to translation.

At December 31, 2007, the Company had a net operating loss carryforward in Brazil of approximately $33,700,000, which has no expiration period, and U.S. state net operating loss carryforwards with various expiration periods. The Company had a valuation allowance of $33,907,000 as of December 31, 2007 against these net operating loss carryforwards and other deferred tax assets. Approximately $15,600,000 of this amount will reduce goodwill in the event of any subsequent recognition of the related tax benefit. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $32,239,000, $23,284,000 and $37,817,000 in 2007, 2006 and 2005, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $1,046,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

The Company operates in jurisdictions in which it has been granted tax holidays. Currently the benefit of these holidays is immaterial.

Note 12: Stockholders’ Equity

Common Stock

On December 7, 2007, stockholders of the Company approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 400,000,000. Additionally, effective December 28, 2007, the Company implemented a 2-for-1 stock split in the form of a stock dividend at that date.

In February 2006, the Company’s Board of Directors changed the number of shares of the Company’s common stock authorized for repurchase from the 5,000,000 shares authorized in August 2004 to 10,000,000 shares in order to reflect the 2-for-1 stock split effective December 15, 2005. This authorization was subsequently increased to 20,000,000 in connection with the 2-for-1 stock split effective December 28, 2007 and eventually to 30,000,000 by a resolution adopted by the Board of Directors on February 21, 2008. Additionally, on May 22, 2006, the Company’s Board of Directors approved repurchasing shares of the Company’s common stock with the proceeds remaining from the Company’s 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200,000,000 principal amount of the Company’s outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 20,000,000 shares described above.

Purchases pursuant to the 30,000,000-share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company’s own account or through commercial banks or financial institutions and by the use of derivatives such as a sale or put on the Company’s common stock or by forward or economically equivalent transactions.

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common	Treasury	Shares
	Stock	Stock	Outstanding
Balance - December 31, 2004	54,933,658	(1,795,843)	53,137,815
Purchase of treasury stock	—	(164,500)	(164,500)
Stock issued under stock option and other employee benefit plans	3,130,345	1,960,343	5,090,688
Effect of stock split on shares outstanding	57,565,114	—	57,565,114
Balance - December 31, 2005	115,629,117	—	115,629,117
Purchase of treasury stock	—	(6,241,315)	(6,241,315)
Stock issued upon conversion of 1.75% convertible debentures	—	15,773	15,773
Stock issued under stock option and other employee benefit plans	541,746	2,344,306	2,886,052
Balance - December 31, 2006	116,170,863	(3,881,236)	112,289,627
Purchase of treasury stock before stock split	—	(5,284,256)	(5,284,256)
Stock issued under stock option and other employee benefit plans before stock split	—	2,074,029	2,074,029
Effect of stock split on shares outstanding	116,170,863	(7,091,464)	109,079,399
Purchase of treasury stock after stock split	—	(150,000)	(150,000)
Balance - December 31, 2007	232,341,726	(14,332,927)	218,008,799

At December 31, 2007, 14,172,167 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

On October 1, 2007, the Board of Directors of the Company approved an amendment to the Amended and Restated Certificate of Incorporation to create a Series B Junior Participating Preferred Stock at a par value of $0.01 per share. Under the amendment, the Company is authorized to issue up to 3,000,000 shares of Series B Junior Participating Preferred Stock, none of which were issued or outstanding at December 31, 2007. Additionally, on December 17, 2007, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to eliminate all references in the Amended and Restated Certificate of Incorporation to the current Series A Junior Participating Preferred Stock. As a result, all authorized shares of the Series A Junior Participating Preferred Stock have now been cancelled.

Stockholder Rights Plan

The Company’s Board of Directors adopted a Rights Agreement, dated as of October 1, 2007 (the Rights Agreement), between the Company and its Rights Agent to replace the existing Rights Agreement which was set to expire on October 31, 2007. Subject to entering into the Rights Agreement, the Board of Directors declared, on October 1, 2007, a dividend distribution of one preferred share purchase right (a Right) for each outstanding share of Common Stock, payable on October 31, 2007 to stockholders of record on that date. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock at an exercise price of $400 per one one-hundredth of a share of Preferred Stock, subject to adjustment.

The Rights are not exercisable until the occurrence of certain events specified in the Rights Agreement involving the actual or planned acquisition or beneficial ownership by a person or group of affiliated persons of 20% or more of the outstanding common stock of the Company at that time. Upon exercise, each holder, other than those involved in acquiring or owning 20% or more of the outstanding common stock of the Company, will have the right to receive common stock or other assets having a value equal to two times the exercise price of the Right. The Company may redeem the Rights at a price of $0.01 per Right at any time until the tenth business day following a potential acquisition of the Company as described above or expiration of the Rights. The Rights, if not exercised or redeemed earlier by the Company, will expire on October 31, 2017.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $2,417,636,000 at December 31, 2007.

Note 13: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in thousands)	2007	2006
Accumulated foreign currency translation gain	$164,305	$104,619
Prior service credits, net, related to the Company’s pension and postretirement benefit plans	1,381	3,173
Actuarial losses, net, related to the Company’s pension and postretirement benefit plans	(69,809)	(96,165)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other	5,127	4,699
	$101,004	$16,326

Note 14: Business Segments

The Company’s operations are organized into three separate business segments — DPS, V&M and CS.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world’s leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS’s products include surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M’s products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company’s primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2007, 2006 and 2005, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $59,585,000, $44,576,000 and $34,394,000, respectively. DPS accounted for 68%, 81% and 80% of each respective year’s total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2007
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$2,887,079	$1,273,680	$505,609	$—	$4,666,368
Depreciation and amortization	$55,882	$30,039	$13,668	$10,185	$109,774
Interest income	$—	$—	$—	$(30,745)	$(30,745)
Interest expense	$—	$—	$—	$23,313	$23,313
Income (loss) before income taxes	$498,751	$268,033	$76,483	$(134,792)	$708,475
Capital expenditures	$147,304	$59,736	$22,783	$15,766	$245,589
Total assets	$2,784,305	$1,174,630	$363,656	$408,228	$4,730,819

	Year Ended December 31, 2006
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$2,113,073	$1,177,879	$451,955	$—	$3,742,907
Depreciation and amortization	$52,762	$30,694	$12,957	$4,937	$101,350
Interest income	$—	$—	$—	$(26,939)	$(26,939)
Interest expense	$—	$—	$—	$20,677	$20,677
Income (loss) before income taxes	$364,653	$167,541	$45,674	$(89,267)	$488,601
Capital expenditures	$115,052	$33,331	$20,453	$15,994	$184,830
Total assets	$2,101,823	$1,037,528	$285,278	$926,121	$4,350,750

	Year Ended December 31, 2005
				Corporate
(dollars in thousands)	DPS	V&M	CS	& Other	Consolidated
Revenues	$1,507,823	$625,124	$384,900	$—	$2,517,847
Depreciation and amortization	$43,736	$16,787	$15,387	$2,488	$78,398
Interest income	$—	$—	$—	$(13,060)	$(13,060)
Interest expense	$—	$—	$—	$11,953	$11,953
Income (loss) before income taxes	$178,939	$101,539	$26,675	$(44,141)	$263,012
Capital expenditures	$49,789	$13,807	$7,269	$6,643	$77,508
Total assets	$1,575,363	$936,443	$280,057	$306,699	$3,098,562

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company’s Corporate office in Houston, Texas, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by the Company’s General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company’s centralized Treasury function, the charge for the termination of the U.S. defined benefit pension plans and all of the Company’s stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005
Revenues:
United States	$2,359,256	$1,900,781	$1,365,770
United Kingdom	664,026	498,497	326,231
Other foreign countries	1,643,086	1,343,629	825,846
Total revenues	$4,666,368	$3,742,907	$2,517,847

	December 31,
(dollars in thousands)	2007	2006	2005
Long-lived assets:
United States	$849,580	$719,377	$655,922
United Kingdom	210,972	156,333	125,763
Other foreign countries	496,259	450,826	373,026
Total long-lived assets	$1,556,811	$1,326,536	$1,154,711

Note 15: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows (prior year amounts have been revised to reflect the 2-for-1 stock split effective December 28, 2007):

	Year Ended December 31,
(amounts in thousands)	2007	2006	2005
Net income	$500,860	$317,816	$171,130
Add back interest on convertible debentures, net of tax	—	11	—

Net income (assuming conversion of convertible debentures)	$500,860	$317,827	$171,130

Average shares outstanding (basic)	219,355	226,566	221,464
Common stock equivalents	3,439	3,610	2,950
Incremental shares from assumed conversion of convertible debentures	8,593	3,808	802

Shares utilized in diluted earnings per share calculation	231,387	233,984	225,216

Earnings per share:
Basic	$2.28	$1.40	$0.77
Diluted	$2.16	$1.36	$0.76

Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company’s 1.75% Convertible Debentures for the period they were outstanding during the year ended December 31, 2006. For the year ended December 31, 2005, these debentures were anti-dilutive. The Company’s 1.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the years ended December 31, 2007 and 2006, since the average market price of the Company’s common stock exceeded the conversion price of the debentures during both periods. The Company’s 2.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the period ending December 31, 2007. The Company’s 2.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2006, as the conversion price of the debentures was in excess of the average market price of the Company’s common stock during the year. See Note 9 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.

Note 16: Summary of Noncash Operating, Investing and Financing Activities

The effect on net assets of noncash operating, investing and financing activities was as follows:

	Year Ended December 31,
(dollars in thousands)	2007	2006
Change in net assets due to implementation of SFAS 158, including elimination of minimum pension liability	$—	$(91,485)
Change in net assets due to implementation of FIN 48	$(6,996)	$—
Change in receivables from employees relating to equity issuances from stock compensation plans	$—	$(1,023)
Change in net assets due to accrual for purchases of treasury stock	$(19,510)	$—
Tax benefit of employee stock compensation plan transactions	$32,239	$23,284
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$5,011	$13,468
Actuarial loss, net, related to defined fenefit pension and postretirement benefit plans	$2,504	$—
Other	$—	$8,358

Note 17: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2007, the Company was contingently liable with respect to $500,373,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling $11,555,000, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for

$5,627,000 of insurance bonds at December 31, 2007 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company’s other off-balance sheet risks were not material at December 31, 2007.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2007. The Company typically does not require collateral for its customer trade receivables.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables, trade payables, derivative instruments and floating-rate debt instruments are considered to be representative of their respective fair values. At December 31, 2007, the fair value of the Company’s fixed-rate debt (based on quoted market rates) was approximately $1,432,859,000 as compared to the $738,000,000 face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2007. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Brazil, Ireland, Italy, Singapore and the United Kingdom. Information relating to the contracts and the fair values recorded in the Company’s Consolidated Balance Sheets at December 31, 2007 and 2006 follows:

	December 31, 2007
	Year of Contract Expiration			December 31,
(amounts in thousands except exchange rates)	2008	2009	Total	2006
Buy GBP/Sell USD:
Notional amount to sell (in U.S. dollars)	$10,966	$2,621	$13,587	$78,993
Average USD to GBP contract rate	1.8039	1.7989	1.8029	1.8080
Average USD to GBP forward rate at December 31, 2007	1.9695	1.9507	1.9658	1.9573
Fair value at December 31, 2007 in U.S. dollars			$1,238	$6,525
Sell GBP/Buy Euro:
Notional amount to buy (in euros)	899	12	911	16,876
Average EUR to GBP contract rate	1.3693	1.3450	1.3690	1.3891
Average EUR to GBP forward rate at December 31, 2007	1.3557	1.3435	1.3555	1.4746
Fair value at December 31, 2007 in U.S. dollars			$13	$(1,380)
Buy USD/Sell BRL:
Notional amount to buy (in U.S. dollars)	20,491	19,089	39,580	—
Average BRL to USD contract rate	1.8372	1.9408	1.8872	—
Average BRL to USD forward rate at December 31, 2007	1.8384	1.9688	1.9013	—
Fair value at December 31, 2007 in U.S. dollars			$314	$—
Buy Euro/Sell USD:
Notional amount to buy (in euros)	75,140	23,349	98,489	35,536
Average USD to EUR contract rate	1.1537	1.4103	1.2145	1.2970
Average USD to EUR forward rate at December 31, 2007	1.2149	1.4519	1.2711	1.3324
Fair value at December 31, 2007 in U.S. dollars			$6,374	$—
Other Currencies:
Fair value at December 31, 2007 in U.S. dollars			$85	$(258)

Note 18: Contingencies

The Company is subject to a number of contingencies, including environmental matters, litigation and tax contingencies.

Environmental Matters

The Company’s worldwide operations are subject to regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2007, the Company’s consolidated balance sheet included a noncurrent liability of approximately $7,548,000 for environmental matters.

Legal Matters

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.

The Company has entered into a number of individual settlements and has settled a class action lawsuit. Twenty-one of the individual settlements were made in the form of agreements with homeowners that obligated the Company to reimburse them for any estimated decline in the value of their homes at time of sale due to potential buyers’ concerns over contamination or, in the case of some agreements, to purchase the property after an agreed marketing period. Three of these agreements have had no claims made under them yet. The Company has also settled ten other property claims by homeowners who have sold their properties. In addition, the Company has settled Valice v. Cameron Iron Works, Inc. (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), which was filed and settled as a class action. Pursuant to the settlement, the homeowners who remained part of the class are entitled to receive a cash payment of approximately 3% of the 2006 appraised value of their property or reimbursement of any diminution in value of their property due to contamination concerns at the time of any sale. To date, 60 homeowners have elected the cash payment.

Of the 258 properties included in the Valice class, there were 21 homeowners who opted out of the class settlement. There are three suits currently pending regarding this matter filed by non-settling homeowners. Moldovan v. Cameron Iron Works, Inc. (165th Jud. Dist. Ct., Harris County, filed October 23, 2006), was filed by six such homeowners. The other suits were filed by individual homeowners, Tuma v. Cameron Iron Works, Inc. (334th Judicial District Court of Harris County, Texas, filed on November 27, 2006), and Rudelson v. Cooper Industries, Inc. (189th Judicial District Court of Harris County, Texas, filed on November 29, 2006). The complaints filed in these actions make the claim that the contaminated underground water has reduced property values and seek recovery of alleged actual and exemplary damages for the loss of property value.

While one suit related to this matter involving health risks has been filed, the Company is of the opinion that there is no health risk to area residents and that the suit is without merit.

The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements, the class action settlement or other actions that have been or may be filed, will not have a material adverse effect on its financial position or results of operations. The Company’s consolidated balance sheet included a liability of $13,549,000 for these matters as of December 31, 2007.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2007, the Company’s consolidated balance sheet included a liability of approximately $2,869,000 for such cases, including estimated legal costs. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Regulatory Contingencies

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey resulted in a finding that the Company had deficiencies in its U.S. Customs compliance processes. The Company is taking corrective action and will undergo Assessment Compliance Testing in the first half of 2008. At December 31, 2007, the Company’s consolidated balance sheet included a liability of $750,000 for the estimated additional customs duties which may be due.

In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on their use of a freight forwarder and customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the freight forwarder may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA). The Company is conducting an internal investigation in response, as discussed below, and is providing the requested information to the DOJ.

The Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the freight forwarder to determine if any payment made to or by the freight forwarder and customs clearing broker on the Company's behalf constituted a violation of the FCPA. The investigation is also looking into activities of Company employees and agents with respect to immigration matters and importation permitting. To date, the special counsel has found that the Company utilized certain services in Nigeria offered by the customs broker that appear to be similar to services that have been under review by the DOJ. Special counsel is reviewing these and other services and activities to determine whether they were conducted in compliance with all applicable laws and regulations. Special counsel is also reviewing the extent, if any, of the Company’s knowledge, and its involvement in the performance, of these services and activities and whether the Company fulfilled its obligations under the FCPA.

In addition, the U.S. Securities and Exchange Commission (SEC) is conducting an informal inquiry into the same matters currently under review by the DOJ. As part of this inquiry the SEC has requested that the Company provide to them the information and documents that have been requested by and are being provided to the DOJ. The Company is cooperating fully with the SEC, as it is doing with the DOJ, and is providing the requested materials. At this stage of the internal investigation, the Company cannot predict the ultimate outcome of either the internal investigation or the government inquiries. The Company has also undertaken an enhanced compliance training effort for its personnel, including foreign operations personnel dealing with customs clearance regulations.

Tax Contingencies

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority’s interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Note 19: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows (prior period earnings per share amounts have been revised to reflect the 2-for-1 stock split effective December 28, 2007):

	2007 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$997,050	$1,139,042	$1,186,173	$1,344,103
Revenues less cost of sales (exclusive of depreciation and amortization)	$303,134	$346,912	$376,014	$398,070
Charge for pension plan termination	$—	$—	$—	$35,725
Net income	$101,004	$123,228	$150,723	$125,905
Earnings per share:
Basic	$0.45	$0.56	$0.69	$0.58
Diluted	$0.44	$0.54	$0.65	$0.54

	2006 (by quarter)
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$829,660	$857,765	$978,792	$1,076,690
Revenues less cost of sales (exclusive of depreciation and amortization)	$244,665	$274,856	$293,824	$328,490
Acquisition integration costs	$10,028	$9,083	$3,648	$6,819
Income from liquidation of LIFO inventory layers at Compression Systems	$—	$—	$—	$2,091
Charge relating to settlement of a class action lawsuit	$6,500	$—	$2,000	$9,000
Net income	$56,042	$75,964	$89,285	$96,525
Earnings per share:
Basic	$0.24	$0.33	$0.40	$0.43
Diluted	$0.24	$0.32	$0.39	$0.42

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2007. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005	2004	2003

Income Statement Data:
Revenues	$4,666,368	$3,742,907	$2,517,847	$2,092,845	$1,634,346

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	3,242,238	2,601,072	1,796,277	1,560,268	1,181,650
Selling and administrative expenses	577,588	528,568	381,267	300,124	288,569
Depreciation and amortization	109,774	101,350	78,398	82,841	83,565
Non-cash write-down of technology investment	—	—	—	3,814	—
Interest income	(30,745)	(26,939)	(13,060)	(4,874)	(5,198)
Interest expense	23,313	20,677	11,953	17,753	8,157
Charge for pension plan termination	35,725	—	—	—	—
Acquisition integration costs	—	29,578	—	—	—
Total costs and expenses	3,957,893	3,254,306	2,254,835	1,959,926	1,556,743

Income before income taxes and cumulative effect of accounting change	708,475	488,601	263,012	132,919	77,603
Income tax provision	(207,615)	(170,785)	(91,882)	(38,504)	(20,362)

Income before cumulative effect of accounting change	500,860	317,816	171,130	94,415	57,241
Cumulative effect of accounting change	—	—	—	—	12,209
Net income	$500,860	$317,816	$171,130	$94,415	$69,450

Basic earnings per share: [1]
Before cumulative effect of accounting change	$2.28	$1.40	$0.77	$0.44	$0.27
Cumulative effect of accounting change	—	—	—	—	0.06
Net income per share	$2.28	$1.40	$0.77	$0.44	$0.33

Diluted earnings per share: [1]
Before cumulative effect of accounting change	$2.16	$1.36	$0.76	$0.44	$0.26
Cumulative effect of accounting change	—	—	—	—	0.05
Net income per share	$2.16	$1.36	$0.76	$0.44	$0.31

Balance Sheet Data (at the end of period):
Total assets	$4,730,819	$4,350,750	$3,098,562	$2,356,430	$2,140,685
Stockholders’ equity	$2,094,964	$1,741,439	$1,594,763	$1,228,247	$1,136,723
Long-term debt	$745,128	$745,408	$444,435	$458,355	$204,061
Other long-term obligations	$197,851	$235,691	$137,503	$141,568	$119,982

1  Prior year earnings per share have been revised to reflect the 2-for-1 stock split effective December 28, 2007.