Form 10-K, Exhibit 13
CAMERON INTERNATIONAL CORP
filed 2011-02-28
CIK 941548

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and
Results of Operations of Cameron International Corporation

The following discussion of the historical results of operations and financial condition of Cameron International Corporation (the Company or Cameron) should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries. During the third quarter of 2010, the Company restructured its business segments, moving its Process Systems division from the Drilling & Production Systems (DPS) segment to a newly formed business segment, Process & Compression Systems (PCS), in order to enhance the Company’s processing solutions for customers involved in the exploration, production, storage and transmission of crude oil and natural gas.  PCS also includes the businesses that were previously part of the Compression Systems segment.  All financial data included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations relating to DPS and PCS have been retrospectively revised based on the new segment structure of the Company.  The Company’s other business segment is Valves & Measurement (V&M).
    The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.  Products within this segment include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.
The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. Customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.
The PCS segment includes businesses that provide oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company’s process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Exposure to deepwater markets
Based upon the Company’s broad portfolio of products, the Company has a significant presence in the offshore oil and gas drilling, production and infrastructure market.  Cameron provides BOPs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the offshore market.  In fact, six of the Company’s eleven divisions participate in this market.  Approximately 41% of the Company’s 2010 revenues was derived from the deepwater market.

Exposure to international markets
Revenues for the years ended December 31, 2010, 2009 and 2008 were generated from shipments to the following regions of the world (dollars in millions):

Region	2010	2009	2008

North America	$2,491.3	$2,032.5	$2,066.7
South America	524.7	504.3	438.6
Asia, including Middle East	1,178.2	1,042.1	1,097.8
Africa	1,182.4	684.5	696.5
Europe	655.2	789.7	1,267.7
Other	103.0	170.1	281.6
	$6,134.8	$5,223.2	$5,848.9

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, legal fees and costs associated with a number of lawsuits filed against the Company in connection with the Deepwater Horizon matter, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business, including the ability of companies to obtain drilling permits following the lifting of a temporary moratorium imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company’s products and services and the Company’s financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.
Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. Additionally, the Company is not obligated to make public disclosure of such changes unless required under applicable disclosure rules and regulations.
The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts.  Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and can materially impact the Company’s future period earnings.  Approximately 36%, 28% and 28% of the Company's revenues for the years ended December 31, 2010, 2009 and 2008, respectively, were recognized under accounting rules for construction-type and production-type contracts.
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
Goodwill — The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows (level 3 observable inputs) or other market related valuation models consistent with the accounting guidance for fair value measurements.  Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  Generally, this review is conducted during the first quarter of each annual period.  Based upon the most recent annual evaluation, no impairment of goodwill was required.  At December 31, 2010, goodwill recorded by the Company was approximately $1.5 billion.  Should the Company’s estimate of the fair value of any of its reporting units decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Additional information relating to the Company’s goodwill may be found in Note 6 of the Notes to Consolidated Financial Statements.
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
Uncertain Tax Positions — The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules.  Rulings from tax authorities on the validity and amounts allowed for uncertain tax positions taken in current and previous income tax filings could impact the Company’s estimate of the value of its uncertain tax positions in those filings.  Changes in the Company’s estimates are recognized as an increase or decrease in income tax expense in the period determined.  See Note 12 of the Notes to Consolidated Financial Statements for further information.
Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2010. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts previously earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded.  It is not practical for the Company to compute the amount of additional U.S. tax that would be due on amounts considered to be permanently reinvested.
Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2010, 2009 and 2008 have not been material. The Company may at times also use forward or option contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.  At December 31, 2010, the Company also had in place fixed-to-floating rate interest rate swaps on a portion of its long-term fixed rate debt.  Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.
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
At December 31, 2010, the Company had a net asset totaling $5.1 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date and expects approximately $5.5 million (net of tax) of accumulated other elements of comprehensive income to be recognized as a reduction in earnings during 2011.
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company’s plans was December 31, 2010.  The assumptions used in calculating the pension amounts recognized in the Company’s consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2010 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan.  The Company’s inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals.  During 2010, the plan assets increased in value by approximately $24.4 million.  The difference between this actual return and an estimated growth in the value of those assets of $15.8 million will be deferred in accumulated other elements of comprehensive income and amortized as a reduction to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2010, the Company had an after-tax actuarial loss, net of pension credits, totaling $51.5 million that will be amortized as an increase in future pension expense.  While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.
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
The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2011 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2010 for the Company’s most significant remaining pension plan, the United Kingdom pension plan:

(dollars in millions)	Increase (decrease) in 2011 pre-tax pension expense	Increase (decrease) in PBO at December 31, 2010

Change in Assumption:
25 basis point decrease in discount rate	$1.2	$12.2
25 basis point increase in discount rate	$(1.2)	$(10.7)
25 basis point decrease in expected return on assets	$0.6	$–
25 basis point increase in expected return on assets	$(0.6)	$–

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:
	Year Ended December 31,
	2010	2009	2008

Revenues	100%	100%	100%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	68.7	67.8	70.6
Selling and administrative expenses	14.0	13.7	11.4
Depreciation and amortization	3.3	3.0	2.3
Interest income	(0.1)	(0.1)	(0.5)
Interest expense	1.3	1.8	1.2
Other costs	0.8	1.5	−
Charge for pension plan termination	–	−	0.4
Total costs and expenses	88.0	87.7	85.4

Income before income taxes	12.0	12.3	14.6
Income tax provision	(2.8)	(3.2)	(4.7)

Net income	9.2%	9.1%	9.9%

Recent Market Conditions

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)
	2010	2009	Amount	%
Drilling activity (average number of working rigs during period)1:
United States	1,540	1,086	454	41.8%
Canada	351	221	130	58.8%
Rest of world	1,094	997	97	9.7%
Global average rig count	2,985	2,304	681	29.6%
Commodity prices (average of daily U.S. dollar prices per unit during period)2:
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	$79.51	$61.99	$17.52	28.3%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	$4.37	$3.94	$0.43	10.9%
Twelve-month futures strip price (U.S. dollar amount at period end)2:
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	$93.68	$82.15	$11.53	14.0%
Henry Hub Natural Gas contract (per MMBtu)	$4.64	$5.87	$(1.23)	(21.0)%

Number of deepwater floaters and semis under contract in competitive major markets at period end: 3
U.S. Gulf of Mexico	31	35	(4)	(11.4)%
Northwestern Europe	34	34	-	-
West Africa	24	28	(4)	(14.3)%
Southeast Asia and Australia	27	24	3	12.5%

1   Based on average monthly rig count data from Baker Hughes
2   Source: Bloomberg
3   Source:  ODS – Petrodata Ltd.

The average number of worldwide operating rigs increased during 2010 due largely to increased activity levels in North America.  Outside of North America, average 2010 rig counts also increased modestly in all other major regions of the world as compared to 2009.  Rig count levels worldwide have generally been on an upward trend since the second quarter of 2009, when levels bottomed out below 2,000 operating rigs, levels last seen during 2003, following a steep decline that started during the fourth quarter of 2008.
Crude oil prices (West Texas Intermediate, Cushing, OK) were relatively stable during 2010, trending upward slightly for the year to an average of $79.51 per barrel, with most of the increase from the beginning-of-the-year price to the end-of-the-year price occurring during the last six weeks of the year.  Crude oil prices rose sharply throughout 2009, increasing by more than 70% from the beginning of the year to the end of the year, resulting in an average price during 2009 of $61.99 per barrel.
Natural gas (Henry Hub) prices trended downward during 2010 and during much of 2009 as compared to price levels at the beginning of both periods, although prices spiked sharply during the final month of 2009.  This end-of-year increase during 2009 resulted in the average price during 2010 being 10.9% higher than the average price during 2009, despite daily prices having declined throughout much of 2010.  Should the 12-month futures strip price for natural gas stay at currently depressed levels for a long period of time, the portion of the North American rig count directed to gas drilling could decline, which could impact the Company’s future order flow.
   Historically, the level of capital expenditures by the Company’s customers, which impacts demand for much of the Company’s products and services, has been affected by the level of drilling, exploration and production activity as well as the price of oil and natural gas.  The recent changes in crude oil and natural gas prices and expectations of future prices may affect the future capital spending plans of certain of the Company’s customers.

Results of Operations

Consolidated Results – 2010 Compared to 2009

Net income for 2010 totaled $562.9 million, or $2.27 per diluted share, compared to net income for 2009 of $475.5 million, or $2.11 per diluted share.  Total revenues for the Company increased by $911.6 million, or 17.5%, from 2009 to 2010.  Nearly 59% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2009.  Absent the effect of newly acquired businesses, consolidated revenues increased 7.3% as higher sales in all DPS segment product lines more than offset declines in V&M and PCS segment sales.
As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 67.8% in 2009 to 68.7% for 2010.  References to margins in the Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company’s Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2010.  The increase was due largely to (i) an increased mix of lower-margin subsea revenues in the DPS segment in relation to other product lines that carry higher margins and (ii) the impact from businesses acquired since the beginning of 2009, which in aggregate carry higher cost of sales-to-revenues ratios than the Company’s existing businesses (approximately a 0.3 percentage-point increase).
Selling and administrative expenses increased $146.7 million, or 20.5%, during 2010 as compared to 2009, due mainly to (i) approximately $69.0 million of incremental costs added from businesses acquired since the beginning of 2009 and (ii) $103.0 million of higher employee and facility-related costs.  This increase has been partially offset by a $26.0 million reduction in bad debt expense due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.
Depreciation and amortization increased $45.0 million, or 28.7%, during 2010 as compared to 2009.  Almost 90% of the increase was due to the incremental amounts associated with businesses acquired since the beginning of 2009.
Interest expense declined $10.2 million from 2009 to 2010.  The decrease was due primarily to (i) $6.0 million of incremental benefit associated with the Company’s interest rate swaps and (ii) a $2.0 million reduction in expense due to the payoff of the remaining portion of the Company’s 1.5% convertible debentures during 2009.
During 2010, the Company incurred $47.2 million of costs in connection with:

•
the integration of the operations of NATCO, acquired in November 2009, into the operations of the Company, primarily reflecting the costs associated with converting NATCO’s legacy operations to the Company’s SAP information systems,  totaling approximately $22.0 million,

•	$12.5 million of legal costs incurred during the year in connection with the Deepwater Horizon matter, and
•	$12.7 million of acquisition, employee severance and other restructuring costs incurred in response to changes in market conditions.

Included in operating results for 2009 were employee severance and related benefit costs from workforce reductions during the year, as well as certain other restructuring and acquisition-related costs, including costs incurred to acquire NATCO, totaling in aggregate $81.6 million.
The Company’s effective tax rate for 2010 was 23.2% compared to 26.0% during 2009.  The decrease in the effective tax rate primarily relates to changes in the Company’s international structure that were begun in 2009.

Segment Results – 2010 Compared to 2009

DPS Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	2010	20091	$	%

Revenues	$3,718.3	$3,110.5	$607.8	19.5%
Income before income taxes	$666.7	$574.7	$92.0	16.0%
Income before income taxes as a percent of revenues	17.9%	18.5%	N/A	(0.6)%

Orders	$2,967.2	$2,875.1	$92.1	3.2%
Backlog (at period-end)	$3,195.9	$4,019.3	$(823.4)	(20.5)%

1	Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

Revenues
Approximately 12% of the increase in revenues in 2010 compared to 2009 was due to incremental revenues from businesses acquired since the beginning of 2009.  Absent the effect of these newly acquired businesses, revenues increased approximately 17%.  Nearly 83% of this increase was due to a 37% increase in subsea equipment sales, primarily related to projects offshore West Africa and in the Gulf of Mexico.  A 6% increase in drilling equipment sales, due to higher demand for spares and repair services and the impact of prior-year orders on current-year deliveries, as well as a 3% increase in surface equipment sales, due mainly to higher demand in the United States for aftermarket parts and services, accounted for the remainder of the increase.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to an increase of 1.9 percentage points in the ratio of cost of sales to revenues due mainly to an increased mix of lower-margin subsea revenues as compared to higher-margin drilling and surface revenues in 2010 as compared to 2009.
This increase was partially offset by a decrease of 1.1 percentage points in the ratio of selling and administrative expenses to revenues and a decrease of 0.2 percentage points in the ratio of depreciation and amortization to revenues, due mainly to the growth in revenues, which increased at a greater pace than the related costs.  The increase in selling and administrative costs was mitigated by a reduction of $17.9 million in bad debt expense in 2010 as compared to 2009, due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.

Orders
Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased approximately 1% in 2010 as compared to 2009.  A 25% increase in orders for drilling equipment and a 17% increase in orders for surface equipment were largely offset by a 19% decline in subsea orders, mainly as a result of a new frame agreement for future delivery of subsea trees for projects offshore Brazil, valued at $300 million, entered into during 2009 that did not repeat during 2010.  The increased drilling equipment orders largely reflected higher demand for spares and repair services, as well as new land and surface blowout preventers.  Increased activity levels, due largely to shale gas opportunities in the United States, was the primary driver for the increase in demand for surface equipment during 2010.

Backlog (at period-end)
Backlog at December 31, 2010, was down more than 20% from the comparable level at December 31, 2009, due mainly to declines in backlog levels for subsea and drilling projects as new orders did not keep pace with shipment and project activity levels during 2010.

V&M Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	2010	2009	$	%

Revenues	$1,273.3	$1,194.7	$78.6	6.6%
Income before income taxes	$188.0	$211.3	$(23.3)	(11.0)%
Income before income taxes as a percent of revenues	14.8%	17.7%	N/A	(2.9)%

Orders	$1,579.2	$1,004.1	$575.1	57.3%
Backlog (at period-end)	$833.8	$547.1	$286.7	52.4%

Revenues
Absent the effect of businesses acquired since the beginning of 2009, revenues declined approximately 3% during 2010 as compared to 2009.  This decrease was due primarily to an 18% decrease in sales of engineered valves as a result of the low backlog levels existing at the beginning of 2010 as compared to the beginning of 2009.  This decrease was partially offset by a 32% increase in sales of distributed valves, due largely to higher 2010 activity levels in the North American shale regions.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to a 3.0 percentage-point increase in the ratio of selling and administrative costs to revenues, due mainly to (i) the higher relationship of costs to revenues of newly acquired businesses and (ii) increases in employee-related costs during the period in relation to a decline in revenues.

Orders
Businesses acquired since the beginning of 2009 accounted for approximately 20% of the increase in orders during 2010.  The other primary drivers for the increase were:

•
a 46% increase in orders for engineered valves, primarily related to awards for major gas pipeline construction projects in the Middle East and offshore Western Australia, as well as stronger market fundamentals in 2010 in North America,

•	an 82% increase in orders for distributed valves and a 24% increase in measurement equipment orders, due mainly to higher North American activity levels, and
•	a 39% increase in process valve orders resulting mainly from large refinery and pipeline projects in China and Australia along with higher North American activity levels.

Backlog (at period-end)
Backlog levels for the V&M segment were up 52% from December 31, 2009 due to improved demand in all major product lines and the impact of backlog added from newly acquired businesses.

PCS Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	2010	20091	$	%

Revenues	$1,143.2	$918.0	$225.2	24.5%
Income before income taxes	$131.9	$147.4	$(15.5)	(10.5)%
Income before income taxes as a percent of revenues	11.5%	16.1%	N/A	(4.6)%

Orders	$1,244.1	$716.0	$528.1	73.8%
Backlog (at period-end)	$787.4	$623.4	$164.0	26.3%

1	Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

Revenues
Excluding the impact of businesses acquired since the beginning of 2009, segment revenues decreased nearly 17% in 2010 as compared to 2009.  The decrease was due mainly to:

•
a 24% decrease in sales of centrifugal compression equipment during 2010 as compared to 2009, mainly resulting from weak global economic conditions and order levels during late 2008 and 2009 that negatively impacted 2010 shipments,

•
a 19% decline in the sales value of reciprocating compression equipment, due mainly to a decline in demand in North America during 2009 for Ajax units, which impacted 2010 shipments, and  a mix shift from higher-value packaged Superior compressors to lower-value smaller compressor units in 2010, and

•	a 5% decline in sales of legacy process applications, due mainly to weaker order levels in 2009, which impacted 2010 activity and shipment levels.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

•
a 2.7 percentage-point increase in the ratio of selling and administrative costs to revenues, due largely to the impact of employee-related cost increases in the process, reciprocating and centrifugal compression product lines, and

•
an increase of 2.4 percentage points in the ratio of depreciation and amortization to revenues, due mainly to additional depreciation and amortization associated with businesses acquired since the beginning of 2009 and the impact of lower revenues in relation to the relatively flat depreciation and amortization levels from the remaining operations.

This was partially offset by a decline of 0.6 percentage points in the ratio of cost of sales to revenues during 2010, due mainly to the sale of aftermarket inventory and certain intangible assets associated with a compressor line that is no longer produced by the Company and for which no new units have been sold since the 1990s.

Orders
Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased nearly 37% in 2010 as compared to 2009.  The increase was due mainly to:

•	a 55% increase in process systems orders, due largely to higher demand for new oil and gas separation applications,
•
a 36% increase in orders for centrifugal compression equipment, mainly related to increased global demand across all major regions for new unit Plant Air and Engineered Air equipment and aftermarket parts and services, largely as a result of improving industrial economic conditions, and

•
a 23% increase in reciprocating compression equipment orders, mainly attributable to an increase in new unit orders for Superior compressors and increased aftermarket parts sales in the United States and South America.

Backlog (at period-end)
Reciprocating compression equipment backlog was up 72% at December 31, 2010 as compared to December 31, 2009, due largely to the higher order levels during 2010 for new Superior compressors.  Increased demand during 2010 for new plant air and engineering units was largely responsible for a nearly 26% increase in centrifugal compression equipment backlog levels and stronger demand during 2010 for process systems solutions resulted in an 18% increase in backlog in that product line at December 31, 2010 as compared to December 31, 2009.

Corporate Segment

The loss before income taxes in the Corporate segment decreased by $37.3 million from 2009 to 2010.  This decrease was due primarily to $81.6 million of employee severance and restructuring expense, as well as acquisition-related costs, incurred during 2009 in comparison to $47.2 million of costs incurred during 2010 for integrating the operations of NATCO, acquired in 2009, with the existing operations of the Company, legal costs associated with the Deepwater Horizon matter and other employee severance and restructuring activities during the year.

Consolidated Results – 2009 Compared to 2008

The Company’s net income for 2009 totaled $475.5 million, or $2.11 per diluted share, compared to $580.7 million, or $2.54 per diluted share in 2008.  Revenues for 2009 decreased $625.7 million, or 10.7%, from 2008. The decline in revenues primarily reflected the weakness in global market conditions during 2009.  These decreases were partially offset by approximately $124.6 million of revenues added during 2009 from businesses acquired since the beginning of 2008.
During 2009, nearly 43% of the Company’s third-party revenue was reflected in entities with functional currencies other than the U.S. dollar.  In translating these entities’ functional currency income statements to U.S. dollars for consolidation purposes, an increase in the value of the U.S. dollar compared to the applicable functional currency would result in a lower amount of U.S. dollar revenues and costs for the same amount of functional currency revenues and costs.  The net effect of a stronger U.S. dollar against many of these other foreign currencies accounted for approximately 19% of the total decrease in the Company’s revenues for 2009 as compared to 2008.
As a percent of revenues, cost of sales (exclusive of depreciation and amortization) decreased from 70.6% in 2008 to 67.8% in 2009.  The decrease in the ratio of cost of sales to revenues was due to improved margins in the DPS segment, primarily related to major drilling, subsea and process systems projects (approximately a 3.3 percentage-point decrease in the ratio).  This was partially offset by a mix shift involving V&M and CS segment sales, which added approximately 0.6 percentage points to the ratio of cost of sales to revenues.
Selling and administrative expenses for 2009 increased $47.3 million, or 7.1% from 2008.  As a percentage of revenues, selling and administrative expenses increased from 11.4% in 2008 to 13.7% in 2009.  Nearly 20% of the increase was attributable to the incremental impact on costs from newly acquired businesses, partially offset by the impact of a stronger U.S. dollar on the translation of selling and administrative expenses incurred by the Company’s foreign subsidiaries.  Excluding these effects, the remaining increase was mainly attributable to:

•	provisions for doubtful accounts totaling $9.7 million relating to uncertainties regarding collection of receivables,
•	a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company’s interest in its Iranian joint venture, and
•	increased advisory and litigation costs of approximately $16.5 million.

Depreciation expense increased $16.0 million year-over-year as a result of increased capital spending, primarily related to new and expanded facilities in various international locations and for new machinery and equipment.  Amortization expense increased $8.5 million, primarily due to additional amortization from certain acquired intangible assets as well as higher capital spending on the Company’s enterprise-wide information technology assets.
Interest income declined by $21.4 million, or 78.4%, due primarily to lower short-term interest rates during 2009 as compared to 2008.
Interest expense increased during 2009 by $22.1 million, due primarily to $22.3 million of additional interest associated with the issuance of $450.0 million of 6.375% senior notes and $300.0 million of 7.0% senior notes in June 2008.
   During 2009, the Company incurred a total of $81.6 million of restructuring expenses, including:

•
$62.2 million associated with employee severance and various world-wide restructuring activities taken to ensure the Company’s cost structure is in line with the Company’s expectation of activity levels and

•	$19.4 million of costs incurred in connection with the November 2009 acquisition of NATCO Group Inc.

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
The effective tax rates for 2009 and 2008 were 26.0% and 31.8%, respectively.   The tax provision for 2009 was reduced for certain discrete items totaling $21.1 million associated mainly with a net reduction in reserves for uncertain tax positions primarily related to settlements with tax authorities, reductions in valuation allowances related to losses incurred in prior years and certain other adjustments.  Absent these items, the effective tax rate for 2009 would have been 29.3%.  The decrease in the effective tax rate before discrete items for 2009 as compared to 2008 was due primarily to changes in the Company’s international structure implemented during 2009.

Segment Results – 2009 Compared to 2008

DPS Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	20091	20081	$	%

Revenues	$3,110.5	$3,485.3	$(374.8)	(10.8)%
Income before income taxes	$574.7	$599.3	$(24.6)	(4.1)%
Income before income taxes as a percent of revenues	18.5%	17.2%	N/A	1.3%

Orders	$2,875.1	$4,999.3	$(2,124.2)	(42.5)%
Backlog (at period-end)	$4,019.3	$4,200.4	$(181.1)	(4.3)%

1	Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

Revenues
The decrease in DPS segment revenues was mainly due to:

•
a 17% decline in surface equipment sales, which accounted for approximately 56% of the decrease in total segment sales, resulting from lower sales levels in all major regions of the world, except Latin America, due to the impact of lower commodity prices on activity levels,

•	a 9% decrease in drilling equipment sales primarily as a result of lower deliveries for major rig construction projects in 2009 as compared to 2008 and lower demand for drilling riser, and
•
a 4% decrease in sales of subsea equipment due mainly to lower shipments and activity levels for large projects offshore Egypt and Western Australia, partially offset by increased shipments and activity related to a large field offshore Eastern Canada.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to a decrease of 4.5 percentage points in the ratio of cost of sales to revenues largely related to improved margins on major rig construction and subsea development projects.
Partially offsetting this increase was the impact of higher costs in relation to declining revenues, totaling 2.4 percentage points for selling and administrative expenses and 0.8 percentage points for depreciation and amortization. The increase in selling and administrative expenses was mainly due to:

•	a $7.2 million increase in the provision for doubtful accounts,
•	a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company’s interest in its Iranian joint venture,
•	higher advisory and litigation costs of $11.1 million, and
•	higher employee-related costs due to headcount increases, primarily in the segment’s subsea business, and the incremental impact of costs added from newly acquired businesses.

The increase in depreciation and amortization expense was attributable to the incremental impact of costs added from newly acquired businesses with the remainder largely due to increased capital spending on new and expanded facilities in Romania, Malaysia, Brazil, Singapore and Azerbaijan.

Orders
Excluding the impact of newly acquired businesses, order levels for the segment decreased 43% in 2009 as compared to 2008.  The primary drivers for the decrease were:

•
a 48% decline in subsea equipment orders, accounting for approximately 60% of the decrease in total segment orders for 2009 as compared to 2008, primarily due to orders received in 2008 relating to two large projects offshore West Africa as well as a project offshore Eastern Canada amounting to nearly $1.7 billion in total, compared to two large orders received in 2009 to provide a number of trees and other equipment to projects offshore Brazil and in the Gulf of Mexico totaling approximately $618 million,

•
a 49% decrease in drilling equipment orders due largely to a lower level of activity with regard to new deepwater rig construction projects and lower levels of awards for new land and aftermarket equipment, and

•	a 27% decrease in surface equipment orders as a result of the impact of lower commodity prices on activity levels, which negatively impacted demand from all major regions of the world.

Backlog (at period-end)
A decline in drilling and surface equipment backlog from December 31, 2008 to December 31, 2009, resulting from depressed 2009 order levels, was partially offset by increased backlog in the subsea product line as order rates exceeded the low shipment levels during 2009.

V&M Segment

	Year Ended December 31,		Decrease
($ in millions)	20091	20081	$	%

Revenues	$1,194.7	$1,473.2	$(278.5)	(18.9)%
Income before income taxes	$211.3	$301.4	$(90.1)	(29.9)%
Income before income taxes as a percent of revenues	17.7%	20.5%	N/A	(2.8)%

Orders	$1,004.1	$1,573.5	$(569.4)	(36.2)%
Backlog (at period-end)	$547.1	$749.2	$(202.1)	(27.0)%

Revenues
Excluding the incremental impact of additional revenues from businesses acquired since the beginning of 2008, revenues for the segment’s legacy businesses declined 20.1% in 2009.  This decrease was attributable to:

•
a 42% decrease in sales of distributed valves from the record levels of 2008 due to weakness in the North American markets during much of 2009, which accounted for 59% of the decrease in legacy V&M sales,

•	an 11% decrease in sales of engineered valves due largely to market weakness in Canada and the United States and customer delays on pipeline construction projects,
•	a 9% decline in sales of process valves reflecting lower awards for refinery and petrochemical projects, and
•	a 14% decrease in sales of measurement products due largely to weaker market conditions in the United States, Canada and the United Kingdom.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

•
a 2.3 percentage-point increase in the ratio of selling and administrative costs to revenues, due largely to (i) the higher relationship of costs to revenues from newly acquired businesses and (ii) the impact of legacy costs which did not decline at the same pace as the decline in legacy revenues, and

•
a 0.8 percentage-point increase in the ratio of depreciation and amortization to revenues, due mainly to the impact of a $4.0 million increase in depreciation and amortization resulting from higher capital spending in recent periods by the segment’s engineered valves business, mainly for projects in Italy and the United States, and the incremental impact of newly acquired businesses in relation to the decline in revenues.

These increases were partially offset by a 0.4 percentage-point decrease in the ratio of cost of sales to revenues due primarily to a mix shift toward a greater proportion of sales of higher-margin engineered valves, process valves and aftermarket parts and services (which reduced the cost of sales-to-revenue ratio by 3.2 percentage points) partially offset by the impact of lower distributed product margins, which increased the cost of sales-to-revenues ratio by 2.8 percentage points.

Orders
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

Backlog (at period-end)
Weak order levels during 2009 contributed to backlog declines in all major product lines from December 31, 2008 to December 31, 2009, with the decline in engineered valves accounting for nearly 53% of the decrease in total V&M backlog during the year.

PCS Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	20091	20081	$	%

Revenues	$918.0	$890.4	$27.6	3.1%
Income before income taxes	$147.4	$142.6	$4.8	3.4%
Income before income taxes as a percent of revenues	16.1%	16.0%	N/A	0.1%

Orders	$716.0	$967.8	$(251.8)	(26.0)%
Backlog (at period-end)	$623.4	$656.9	$(33.5)	(5.1%)

1	Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

Revenues
Absent the effect of newly acquired businesses, PCS segment revenues declined nearly 4%.  This decrease was mostly due to:

•
a 5% decline in sales of reciprocating compression equipment, caused mainly by a 15% decrease in sales of Ajax units as a result of lower orders from North American packagers and lease fleet operators and a 14% decrease in reciprocating aftermarket revenues, primarily due to the impact on customers of lower natural gas prices for most of the year, partially offset by a 67% increase in sales of Superior Compressors, primarily due to higher project activity in Eastern Europe,

•
a 1% decline in sales of centrifugal compression equipment, resulting from a 27% decrease in sales of new plant air equipment and a 6% decline in aftermarket revenues due to weak global market conditions during much of the current year, partially offset by an 11% increase in sales of engineered units, primarily for gas compression applications in Russia and the Middle East, which were ordered prior to the recent industry downturn, and

•	a 5% decrease in sales of legacy process applications, due mainly to weaker activity levels.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to a 0.4 percentage-point decrease in the ratio of costs of sales to revenues, due largely to an improvement in margins on projects related to process systems applications, partially offset by higher costs in the reciprocating product line.
This was partially offset by an increase of 0.3 percentage points in the ratio of depreciation and amortization expense to revenues, due to the incremental impact of costs from newly acquired businesses and higher levels of capital spending for machinery and equipment in recent periods.

Orders
Excluding the impact of newly acquired businesses, order levels for the segment decreased 31% in 2009 as compared to 2008.  The decrease was due mainly to:

•	a 43% decline in centrifugal compression equipment orders resulting from:
-	a 53% decrease in new engineered unit orders, due mainly to a slowdown in demand from international customers for projects requiring the use of air separation equipment,
-	a 37% decrease in awards for plant air equipment and a 22% decline in demand for aftermarket parts and services, resulting largely from weakness in the global industrial markets,
•	a 25% decrease in reciprocating compression equipment orders as a result of:
-	a 46% decrease in orders for Ajax units and a 47% decrease in orders for Superior compressors, primarily from North American packagers and lease fleet operators, and
-	a 10% decrease in demand for aftermarket parts and services, which reflected weakness in natural gas prices for much of 2009 as well as lower customer maintenance activity levels, and
•	a 21% decrease in orders for process systems, due to the lack of major project awards in 2009 as compared to 2008.

Backlog (at period-end)
Excluding the impact of backlog added from business acquired during 2009, PCS segment backlog declined by nearly 31% from December 31, 2008 to December 31, 2009, as a result of weak order levels during 2009 in all of the segment’s product lines.

Corporate Segment

The Corporate segment’s loss before income taxes for 2009 totaled $290.6 million, an increase of $98.7 million from $191.9 million in 2008.  The primary factors causing the increase were:

•	restructuring expenses of $81.6 million in 2009 compared to a charge of $26.2 million in 2008 relating to the final settlement of the Company’s U.S. defined benefit pensions plans,
•	higher interest expense of $22.1 million and
•	lower interest income of $21.4 million.

These items are discussed in further detail in “Consolidated Results – 2009 Compared to 2008” above.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows
Net cash provided by operating activities for 2010 totaled $294.2 million, a decrease of $319.3 million from the $613.5 million of cash provided by operations during 2009.
Cash totaling $485.7 million was used to increase working capital during 2010 compared to $10.5 million during 2009, an increase of approximately $475.2 million.  Partially offsetting this increase were higher net earnings for 2010 as compared to 2009 of $87.4 million.
During 2010, progress payments and cash advances from customers declined $224.8 million, due mainly to the lack of new major project orders and the consumption of previously received advances.  Correspondingly, during 2009, progress payments and cash advances from customers had grown by $196.1 million.  In addition, the Company’s receivables increased by $81.4 million during 2010 as a result of higher sales levels during the latter part of the year compared to a reduction in receivables during 2009 of $165.2 million.  This impact was mostly offset by a $217.1 million reduction in cash used to build inventory during 2010 as compared to 2009.
Cash used for investing activities was relatively consistent between 2010 and 2009 as a $40.2 million reduction in capital spending during 2010 was more than offset by cash totaling $40.9 million used to acquire two businesses during the year.
Cash used for financing activities declined by $83.0 million for 2010 as compared to 2009.  During 2009, the Company paid $131.1 million to redeem the remaining portion of its 1.5% Convertible Debentures.  During the first six months of 2010, the Company acquired 3,176,705 shares of treasury stock for a total cash cost of $124.0 million while 935,000 shares were purchased for $29.2 million during 2009.  Given the uncertainty created by the litigation associated with the Deepwater Horizon matter (see Note 19 of the Notes to Consolidated Financial Statements), the Company temporarily suspended its stock repurchases beginning in the third quarter of 2010.

Future liquidity requirements
At December 31, 2010, the Company had cash and cash equivalents on hand that exceeded its third-party debt by $539.7 million.
The Company has outstanding $500.0 million face value of 2.5% Convertible Debentures due in 2026.  Under the terms of the debenture agreements, holders of the Company’s 2.5% Convertible Debentures could require the Company to redeem them on June 15, 2011.  Accordingly, the Company has classified these debentures in the current portion of long-term debt on its Consolidated Balance Sheet at December 31, 2010.  At December 31, 2010, the 2.5% Convertible Debentures met the requirements to allow for conversion by the holders of the debt during the first quarter of 2011.  Had the holders been able to elect to convert effective December 31, 2010, the Company could have been required to issue approximately 4.3 million shares of its common stock in satisfaction of the conversion value of the debentures in excess of their principal amount to be paid in cash, based on the closing price of the Company’s common stock of $50.73 on that date.
On a longer-term basis, the Company issued $450.0 million of 6.375% 10-year Senior Notes and $300.0 million of 7.0% 30-year Senior Notes in June 2008.
In order to provide for additional financial capacity to meet customers’ needs, the Company entered into a three-year $250.0 million committed multi-currency revolving letter of credit facility during 2010.  Under this facility, standby letters of credit, generally with terms of up to two years, may be issued by a third-party bank on behalf of the Company in U.S. dollars, euros, Sterling or other mutually agreed-upon currencies.
The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs, subject to the outcome of the contingency created by the litigation surrounding the Deepwater Horizon matter, with the existing $1.8 billion of cash on hand, expected cash flow from future operating activities and amounts available under its $250.0 million three-year multi-currency revolving letter of credit facility, which expires October 15, 2013, and its $585 million five-year multi-currency revolving credit facility, expiring on April 14, 2013.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2010.

(dollars in millions)		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Debt (a)	$1,287.5	$520.7	$16.8	$–	$750.0
Capital lease obligations (b)	14.6	6.3	6.8	1.5	−
Operating leases	218.4	43.1	69.1	47.3	58.9
Purchase obligations (c)	1,090.7	1,015.1	75.5	0.1	−
Minimum required contributions to funded defined benefit pension plans (d)	9.0	9.0	−	−	−
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	17.7	2.5	4.4	3.8	7.0
Unrecognized tax benefits (e)	29.5	29.5	−	−	−

Total contractual cash obligations	$2,667.4	$1,626.2	$172.6	$52.7	$815.9

(a)
See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company’s debentures, that would allow for early redemption of the 2.5% Convertible Debentures in 2011, as well as interest rates on the outstanding debt.

(b)	Payments shown include interest.
(c)	Represents outstanding purchase orders entered into in the ordinary course of business.
(d)
The Company does not estimate its future minimum required contributions beyond one year.  Due to the underfunded nature of the Company’s defined benefit pension plans in the U.K., the Company may elect to contribute more than the minimum required amount to the plans during 2011.

(e)
The balance shown represents the portion of the Company’s unrecognized tax benefits recorded as a current liability at December 31, 2010. The remaining balance of unrecognized tax benefits totaling $38.9 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 - 3 Years	4 – 5 Years		After 5 Years

Committed lines of credit available as of year-end	$729.1	$66.1	$663.0	$	−	$	−
Standby letters of credit and bank guarantees	840.4	494.9	220.0		98.8		26.7
Financial letters of credit	13.9	13.9	−		−		−
Insurance bonds	30.1	9.7	10.4		−		10.0
Other financial guarantees	18.1	2.3	−		−		15.8

Total commercial commitments	$1,631.6	$586.9	$893.4		$98.8		$52.5

    The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2010, the Company had $840.4 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company’s products. Additional letters of credit and guarantees are outstanding at December 31, 2010 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

The Deepwater Horizon matter may have a material adverse effect on the Company.
See a more complete discussion of the Deepwater Horizon incident in Note 19 of the Notes to Consolidated Financial Statements.
The Deepwater Horizon matter has and will continue to have an impact on the Company for the foreseeable future. Preparation for and participation in the litigation and investigations regarding this matter will continue to divert Company resources and management’s attention, as well as that of the Company’s Drilling Systems division.

The Company derives a significant portion of its revenues from deepwater activities around the world.  In fact, six of the Company’s eleven divisions participate in this market.  The new regulations imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico could affect a portion of the Company’s business and may cause customers who are involved in deepwater drilling in the Gulf of Mexico to face additional costs and regulations involving future drilling. While these regulations may decrease activity in the Gulf of Mexico, they also may require customers to purchase additional components and/or services currently available from the Company and could require the Company to develop new technologies.  Similar regulations may be adopted in other jurisdictions where the Company and its customers do business.  The Company may also be subject to future regulations regarding the development and testing of our equipment, including our blowout preventers, which may add to the manufacturing cost of such equipment.  The Company may be unable to recover such additional costs through higher sales prices, which could negatively impact the Company’s future profitability and cash flows.  Other regions are currently considering similar regulations.
Additionally, this event may make it increasingly difficult for the industry to obtain adequate insurance on economic terms, if at all.
If our contractual indemnities are determined to be inapplicable, or the indemnitors fail or are unable to fulfill their contractual indemnity obligations, and if the damages and costs ultimately determined to be the Company’s responsibility exceed our available insurance coverage, we could be liable for amounts which could have a material adverse impact on our financial condition, results of operations and cash flows.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.
Cameron provides products and systems that serve customers involved in oil and gas exploration, development and production, as well as in certain industrial markets.  Certain of the Company’s equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed.  Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites.  Because of the extreme temperature and pressure environments that certain of the Company’s equipment operates in, a failure of such equipment could cause damage to the equipment, damage to a customer’s other property, personal injury and environmental contamination, whether onshore or offshore.  In addition, improper servicing and maintenance of such equipment by Company service technicians or by other third parties can contribute to potential failures of the Company’s equipment.  Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company’s equipment.
In an attempt to mitigate such risks, the Company has invested in engineering and design tools and equipment to enable engineers to conduct product modeling and simulations.  The Company also has a quality control program to examine materials received from third-party vendors prior to introducing such materials into the Company’s own manufacturing process and tests its products prior to delivery.  Additionally, the Company provides training to its service technicians and seeks to mitigate its financial risks from potential failure of its equipment by maintaining property and casualty insurance coverage, which includes coverage for sudden and accidental environmental pollution.

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company’s sales and profitability.
Demand for most of the Company’s products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the substantial decline in oil and gas prices which began during the latter half of 2008 and continued into early 2009, combined with the constricted credit markets during that time, caused reductions in orders by the Company’s customers during 2009 which have, in certain cases, negatively impacted the Company’s 2010 revenues and profitability.

The inability of the Company to deliver its backlog on time could affect the Company’s future sales and profitability and its relationships with its customers.
At December 31, 2010, the Company’s backlog was $4.8 billion.  The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company’s financial performance and thus cause adverse changes in the market price of the Company’s outstanding common stock and other publicly-traded financial instruments.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company’s goodwill.
Total Cameron goodwill approximated $1.5 billion at December 31, 2010, a large portion of which was allocated to the Company’s Process Systems division, which includes the majority of the NATCO operations acquired in 2009.  As a result, any future deterioration in expected profitability or cash flows of the Company or its Process Systems division could negatively impact the estimated fair market values of both, which, if it were to occur, could increase the likelihood of a goodwill impairment charge being required.  No goodwill impairment charge was required based on the Company’s annual evaluation conducted in the first quarter of 2010.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.
Cameron is a significant participant in serving the subsea systems projects market.  This market is significantly different from the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. The Company’s subsea business unit received orders in the amount of $1.1 billion during 2010.  Total backlog for the subsea business unit at December 31, 2010 was approximately $2.2 billion.  To the extent the Company experiences unplanned efficiencies or difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be positively or negatively impacted. The Company accounts for its subsea projects, as well as separation and drilling projects, using accounting rules for construction-type and production-type contracts.  In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed.  Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and materially impact the Company’s future period earnings.  If the Company experiences cost underruns or overruns, the expected margin could increase or decline.  In accordance with the accounting guidance, the Company would record a cumulative adjustment to increase or reduce the margin previously recorded on the related project in the period a change in estimate is determined.  Subsea systems projects accounted for approximately 19.7% of total revenues for 2010. As of December 31, 2010, the Company had a subsea systems project backlog of approximately $1.5 billion.

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

The Company’s worldwide operations expose it to economic risks and instability due to changes in economic conditions, civil unrest, foreign currency fluctuations, trade and other risks inherent to international business.
The economic risks of doing business on a worldwide basis include the following:
•
volatility in general economic, social and political conditions, including Venezuela, where the Company has $57.7 million of unfilled subsea orders with and $20.9 million of uncollected receivables from its national oil company;

•	the effects of civil unrest on the Company’s business operations, customers and employees, such as currently occurring in several countries in the Middle East,
•	differing tax rates, tariffs, exchange controls or other similar restrictions;
•	changes in currency rates;
•	reductions in the number or capacity of qualified personnel.
Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company’s demand could be adversely affected by the factors described above.

The Company’s worldwide operations expose it to political risks and uncertainties.
Doing business on a worldwide basis necessarily involves exposing the Company and its operations to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations include trade regulations, restrictions on repatriation of income or capital, and various anti-bribery laws, as well as local content rules and the ever-increasing regulatory burdens being imposed on the oil and gas industry in general, all of which expose the Company to potential liability.  They also include restrictions on the industry in access to oil and gas reserves, as was recently imposed in the U.S. Gulf of Mexico.
Compliance with U.S. regulations on trade sanctions and embargoes poses a risk to Cameron since its business is conducted on a worldwide basis through various entities. Cameron has received a number of inquiries from U.S. governmental agencies regarding compliance with these regulations. The most recent of these inquiries was a March 25, 2009, letter from the Office of Global Security Risk of the U.S. Securities and Exchange Commission inquiring into the status of Cameron's non-U.S. entities' withdrawal from conducting business in or with Iran, Syria and Sudan, which begin in mid-2006 and has since been completed.
The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems when compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture where requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act (FCPA) and similar statutes of other nations in these environments presents greater challenges to the Company than is the case in other, more developed countries.  As discussed in Note 19 of the Notes to Consolidated Financial Statements, the Company has an open investigation into possible FCPA violations in connection with importation of equipment and supplies into Nigeria.
   Increasingly, some of the Company’s customers, particularly the national oil companies, have required a certain percentage, or an increased percentage, of local content in the products they buy directly or indirectly from the Company.  This requires the Company to add to or expand manufacturing capabilities in certain countries that are presently without the necessary infrastructure or human resources in place to conduct business in a manner as typically done by Cameron.  This increases the risk of untimely deliveries, cost overruns and defective products.
The Company recently underwent a Focused Assessment Audit regarding compliance with U.S. customs regulations and has also received inquiries regarding its compliance with certain such laws and regulations from several other countries.
Economic conditions around the world have resulted in decreased tax revenues for many governments, which could lead to changes in tax laws in countries where the Company does business, including the United States.  Changes in tax laws could have a negative impact on the Company’s future results.

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
In December 2009, the United States Environmental Protection Agency (EPA) announced a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare.  The EPA also enacted regulations in September 2009, which became effective January 1, 2010, requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions.  Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases, such as electric power generators and utilities.
To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company’s cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly modification of certain of its compression products, which involve use of power generation equipment, in order to lower any direct or indirect emissions of greenhouse gases from those facilities and products.
To the extent the Company’s customers, particularly those involved in power generation, petrochemical processing or petroleum refining, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated, which could negatively impact their demand for the Company’s products and services.
The Company could also be impacted by new laws and regulations establishing cap-and-trade and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency.  If the proposed or newly executed laws dampen demand for oil and gas production, they could lower spending by the Company’s customers for the Company’s products and services.

Environmental Remediation
The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2010, the Company’s consolidated balance sheet included a noncurrent liability of $6.8 million for environmental matters.

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
Under the direction of its corporate Director, Safety and Environment, Cameron has implemented a corporate “HSE Management System” based on the principles of ISO 14001 and OHSAS 18001.  The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron also has developed a corporate compliance audit program to address facility compliance with environmental, health and safety laws and regulations.  The compliance program utilizes independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements.  Audit reports are circulated to the senior management of the Company and to the appropriate business unit.  The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance.  Audit findings and corrective action plans are incorporated into and tracked on the corporate HSE data base.

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
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2010. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. At December 31, 2010, the Company was also party to certain foreign currency forward and foreign currency option contracts that have not been accounted for as hedges under the accounting rules for derivatives and hedging activities, involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy.

Capital Markets and Interest Rates
The Company is subject to interest rate risk on its variable-interest rate borrowings and interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company’s cash flows to variability due to changes in market interest rates. Additionally, the fair value of the Company’s fixed-rate debt changes with market interest rates.
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
In October 2009, the Company entered into two interest rate swaps, which effectively converted $400 million of 6.375% fixed-rate borrowings into variable-rate debt based on a spread of approximately 4.79% over the current three-month London Interbank Offered Rate (LIBOR).  On July 23, 2010, the Company entered into a third interest rate swap which effectively locked in a significant portion of the gain from those earlier swaps to reduce the Company’s rate on $400 million of its 6.375% fixed-rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps.   Each of the swaps provides for semiannual interest payments and receipts each January 15 and July 15 and provides for resets of the three-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15.  The fair value of the interest rate swaps is affected by changes in quoted three-month LIBOR rates.  At December 31, 2010, these three swaps had a fair value of approximately $4.8 million to the benefit of the Company.
The Company is subject to refinancing risk on the $500.0 million principal amount of its 2.5% Convertible Debentures that have been classified in the current portion of long-term debt on its Consolidated Balance Sheet at December 31, 2010.  If the holders of the 2.5% Convertible Debentures put the debentures back to the Company on June 15, 2011 as allowed under the terms of the debentures, and if the Company chooses to refinance the repayment of these debentures in whole or in part in the capital markets, prevailing interest rates at that time could have an impact on the Company’s liquidity and future interest costs.
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
An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $82.4 million at December 31, 2010 ($90.5 million at December 31, 2009), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed-rate debt by $71.4 million at December 31, 2010 ($78.6 million at December 31, 2009).  A one-percentage-point decrease in floating interest rates would have decreased the fair value of the Company’s interest rate swaps by $0.3 million at December 31, 2010 ($8.0 million increase at December 31, 2009), whereas a one-percentage-point increase in floating interest rates would have increased the fair value of the Company’s interest rate swaps by $0.3 million at December 31, 2010 ($6.6 million decrease at December 31, 2009).  This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity
Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2010 was as follows (in millions):

	Notional Amount - Swaps			Notional Amount - Buy			Notional Amount - Sell
	2011	2012	Total	2011	2012	Total	2011	2012	Total
FX Forward Contracts
Notional currency in:
EUR	–	–	–	37.9	–	37.9	(28.1)	–	(28.1)
GBP	–	–	–	1.4	–	1.4	(7.0)	–	(7.0)
MYR	–	–	–	12.9	–	12.9	–	–	–
NOK	–	–	–	18.6	–	18.6	–	–	–
SGD	–	–	–	4.0	–	4.0	–	–	–
USD	–	–	–	–	–	–	(42.6)	(0.3)	(42.9)

FX Options
USD	–	–	–	–	–	–	2.5	–	2.5

Interest Rate Swaps
USD	–	800.0	800.0	–	–	–	–	–	–

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company’s outstanding derivatives was a $5.1 million benefit to the Company at December 31, 2010, as compared to a net liability to the Company of $2.3 million at December 31, 2009.

Fair Value of Financial Instruments
The Company had $1.4 billion of cash equivalents at December 31, 2010 and 2009.  Cash equivalents represents investments purchased with original maturities of three months or less.  Certain of these investments are valued based upon quoted market prices which represent level 1 market inputs.
The fair value of the Company’s foreign exchange forward and option contracts are based on quoted exchange rates for the respective currencies applicable to similar instruments.  The fair value of the Company’s interest rate swaps are determined based on changes in quoted three-month LIBOR rates.  Both of these valuation methods are based on level 2 observable market inputs.
The Company’s international pension plans have assets available to fund future pension obligations totaling $261.3 million at December 31, 2010 ($242.2 million at December 31, 2009).  The majority of these assets are invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs).  A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).
The values of these assets are subject to change, based generally on changes in market conditions involving foreign exchange rates, interest rates and debt and equity security investment pricing.

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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010, based on the framework established in “Internal Control – Integrated Framework”. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.
In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the two businesses acquired during 2010 for a total purchase price of $40.9 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded.  These operations accounted for less than 2% of the Company’s consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2010.
Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2010, has issued a report on their audit of management’s internal control over financial reporting, which is included herein.

/s/ Jack B. Moore
Jack B. Moore President and Chief Executive Officer
Date: February 28, 2011

/s/ Charles M. Sledge
Charles M. Sledge Senior Vice President and Chief Financial Officer
Date: February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of two businesses acquired during 2010 for a total purchase price of $40.9 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which are included in the 2010 consolidated financial statements of the Company and constituted less than 2% of the Company’s consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2010.  Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of the two businesses acquired during 2010 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related statements of consolidated results of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2010 and 2009, and the related statements of consolidated results of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 28, 2011

Consolidated Results of Operations

	Year Ended December 31,
(dollars in millions, except per share data)	2010	2009	2008

Revenues	$6,134.8	$5,223.2	$5,848.9

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,212.4	3,540.1	4,127.9
Selling and administrative expenses	862.3	715.6	668.3
Depreciation and amortization	201.6	156.6	132.1
Interest income	(4.2)	(5.9)	(27.3)
Interest expense	82.2	92.4	70.3
Other costs (see Note 3)	47.2	81.6	−
Charge for pension plan termination	−	−	26.2
Total costs and expenses	5,401.5	4,580.4	4,997.5

Income before income taxes	733.3	642.8	851.4
Income tax provision	(170.4)	(167.3)	(270.7)

Net income	$562.9	$475.5	$580.7

Earnings per common share:
Basic	$2.32	$2.15	$2.67
Diluted	$2.27	$2.11	$2.54

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in millions, except shares and per share data)	2010	2009

Assets
Cash and cash equivalents	$1,832.5	$1,861.0
Receivables, net	1,056.1	959.0
Inventories, net	1,779.3	1,664.2
Other	265.0	230.0
Total current assets	4,932.9	4,714.2

Plant and equipment, net	1,247.8	1,192.4
Goodwill	1,475.8	1,441.6
Other assets	348.6	377.2

Total assets	$8,005.1	$7,725.4

Liabilities and stockholders’ equity
Current portion of long-term debt	$519.9	$22.2
Accounts payable and accrued liabilities	2,016.0	2,208.2
Accrued income taxes	38.0	65.9
Total current liabilities	2,573.9	2,296.3

Long-term debt	772.9	1,232.3
Deferred income taxes	95.7	123.0
Other long-term liabilities	170.2	154.1
Total liabilities	3,612.7	3,805.7

Commitments and contingencies	−	−

Stockholders’ equity:
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2010 and 2009	2.6	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	−	−
Capital in excess of par value	2,259.3	2,244.0
Retained earnings	2,848.3	2,285.4
Accumulated other elements of comprehensive income	(27.1)	9.5
Less: Treasury stock at cost, 19,197,642 shares at December 31, 2010 and 18,453,758 shares at December 31, 2009	(690.7)	(621.8)
Total stockholders’ equity	4,392.4	3,919.7

Total liabilities and stockholders’ equity	$8,005.1	$7,725.4

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows
	Year Ended December 31,
(dollars in millions)	2010	2009	2008
Cash flows from operating activities:
Net income	$562.9	$475.5	$580.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	142.6	114.7	98.7
Amortization	59.0	41.9	33.4
Non-cash charge for pension plan termination	−	−	26.2
Non-cash stock compensation expense	34.5	27.7	35.6
Tax benefit of employee stock compensation plan transactions and deferred income taxes	(19.1)	(35.8)	1.9
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(81.4)	165.2	(157.9)
Inventories	(3.8)	(220.9)	(9.3)
Accounts payable and accrued liabilities	(291.7)	139.8	279.0
Other assets and liabilities, net	(108.8)	(94.6)	99.2
Net cash provided by operating activities	294.2	613.5	987.5
Cash flows from investing activities:
Capital expenditures	(200.7)	(240.9)	(272.2)
Acquisitions, net of cash acquired	(40.9)	11.2	(191.7)
Proceeds from sale of plant and equipment	12.4	4.1	3.9
Net cash used for investing activities	(229.2)	(225.6)	(460.0)
Cash flows from financing activities:
Short-term loan borrowings (repayments), net	(8.4)	(18.9)	31.8
Redemption of convertible debt securities	−	(131.1)	(106.9)
Issuance of long-term senior notes	−	−	747.9
Debt issuance costs	−	−	(5.5)
Purchase of treasury stock	(124.0)	(29.2)	(279.4)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	36.3	10.2	17.6
Excess tax benefits from employee stock compensation plan transactions	16.4	6.4	17.0
Principal payments on capital leases	(6.6)	(6.7)	(7.4)
Net cash provided by (used for) financing activities	(86.3)	(169.3)	415.1

Effect of translation on cash	(7.2)	21.4	(61.5)

Increase (decrease) in cash and cash equivalents	(28.5)	240.0	881.1
Cash and cash equivalents, beginning of year	1,861.0	1,621.0	739.9

Cash and cash equivalents, end of year	$1,832.5	$1,861.0	$1,621.0

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity
(dollars in millions)	Common Stock	Capital in Excess of Par value	Retained Earnings	Accumulated Other Elements of Comprehensive Income	Treasury Stock	Total
Balance ― December 31, 2007	2.4	1,227.3	1,229.0	101.0	(426.0)	2,133.7
Net income			580.7			580.7
Foreign currency translation				(169.4)		(169.4)
Loss on treasury locks, net of amortization and taxes				(1.2)		(1.2)
Change in fair value of derivatives accounted for as cash flow hedges, net of $26.9 in taxes				(47.2)		(47.2)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1.4 in taxes				3.3		3.3
Pension settlement loss, net of $9.7 in taxes				16.5		16.5
Impact after currency effects of actuarial gains/losses and plan amendments, net of $3.9 in taxes				7.9		7.9
Amortization of net actuarial losses and prior service credits, net of $2.3 in taxes				5.2		5.2
Comprehensive income						395.8
Adjustment for change in measurement date for post- retirement benefit plans			0.2	(0.3)		(0.1)
Non-cash stock compensation expense		35.6				35.6
Purchase of treasury stock					(259.9)	(259.9)
Treasury stock issued under stock option and other employee benefit plans		(30.2)			47.7	17.5
Tax benefit of employee stock compensation plan transactions		22.6				22.6
Adjustment to conversion option resulting from conversion of convertible debt, net of taxes		(0.7)				(0.7)
Balance ― December 31, 2008	2.4	1,254.6	1,809.9	(84.2)	(638.2)	2,344.5
Net income			475.5			475.5
Foreign currency translation				86.6		86.6
Change in fair value of derivatives accounted for as cash flow hedges, net of $6.7 in taxes				11.3		11.3
Other comprehensive income from derivative transactions recognized in current year earnings, net of $9.6 in taxes				16.2		16.2
Impact after currency effects of actuarial gains/losses, net of $9.7 in taxes				(23.0)		(23.0)
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				2.4		2.4
Pension settlement loss				0.2		0.2
Comprehensive income						569.2
Equity securities issued for purchase of NATCO	0.2	982.1			6.2	988.5
Non-cash stock compensation expense		27.7				27.7
Purchase of treasury stock					(29.2)	(29.2)
Treasury stock issued under stock option and other employee benefit plans		(30.1)			39.4	9.3
Tax benefit of employee stock compensation plan transactions		9.7				9.7
Balance ― December 31, 2009	2.6	2,244.0	2,285.4	9.5	(621.8)	3,919.7
Net income	–	–	562.9	–	–	562.9
Foreign currency translation	–	–	–	(50.1)	–	(50.1)
Change in fair value of derivatives accounted for as cash flow hedges, net of $2.9 in taxes	–	–	–	(6.1)	–	(6.1)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $5.2 in taxes				11.6		11.6
Impact after currency effects of actuarial gains/losses, net of $2.9 in taxes				4.5		4.5
Amortization of net actuarial losses and prior service credits, net of $1.1 in taxes	–	–	–	3.5	–	3.5
Comprehensive income						526.3
Non-cash stock compensation expense	–	34.5	–	–	–	34.5
Purchase of treasury stock	–	–	–	–	(124.0)	(124.0)
Treasury stock issued under stock option and other employee benefit plans	–	(32.5)	–	–	67.9	35.4
Tax benefit of employee stock compensation plan transactions	–	17.4	–	–	–	17.4
NATCO purchase price allocation adjustment		(4.1)			(12.8)	(16.9)
Balance ― December 31, 2010	$2.6	$2,259.3	$2,848.3	$(27.1)	$(690.7)	$4,392.4

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

   Company Operations — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.
During the third quarter of 2010, the Company restructured its business segments, moving its Process Systems division from the Drilling & Production Systems (DPS) segment to a newly formed business segment, Process & Compression Systems (PCS), in order to enhance the Company’s processing solutions that are available to customers involved in the exploration, production, storage and transmission of crude oil and natural gas.  PCS also includes the businesses that were previously part of the Compression Systems segment.  All financial data included in this Annual Report to Shareholders relating to DPS and PCS have been retrospectively revised based on the new segment structure of the Company.  The Company’s other business segment is Valves & Measurement (V&M).  Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.
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
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract.  This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on contracts are recorded in full in the period in which they become evident.
Approximately 36%, 28% and 28% of the Company's revenues for the years ended December 31, 2010, 2009 and 2008, respectively, were recognized under the accounting rules for construction-type and production-type contracts.
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
Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 46% of inventories at December 31, 2010 and 48% at December 31, 2009 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

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

Goodwill —The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required.  Generally, this review is conducted during the first quarter of each annual period.  Based upon the most recent annual evaluation, no impairment of goodwill was required.  The estimated fair value of each reporting unit for the 2010, 2009 and 2008 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) or other market-related valuation models consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  The Company’s reporting units for goodwill impairment evaluation purposes are the Drilling, Surface, Subsea and Flow Control product lines of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems product lines and the Aftermarket Services business of the V&M segment and the Process Systems, Reciprocating and Centrifugal Compression product lines of the PCS segment.
Intangible Assets — The Company’s intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2010, 2009 or 2008.
Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell.  No material impairment of long-lived assets was required during the years ended December 31, 2010, 2009 or 2008.
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
The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules.  Interest related to an underpayment of income taxes is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company’s income taxes.
Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets.  The measurement date for all of the Company’s plans was December 31, 2010.
Stock-Based Compensation — At December 31, 2010, the Company had nine stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company’s stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.
Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value.  Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2010, 2009 and 2008 have not been material. The Company may at times also use forward or option contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under the accounting guidance described above.  Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.
The Company will also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt.  As these interest rate swaps are not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.
Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency.  The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates; and (iii) stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.
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
Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a gain of $11.9 million for the year ended December 31, 2010 and losses of $19.4 million and $0.3 million for the years ended December 31, 2009, and 2008 respectively.

Note 2: Acquisitions
During the year ended December 31, 2010, the Company acquired the assets or shares in the capital stock of two businesses for a total purchase price of $40.9 million.  These businesses were acquired to enhance the Company’s product offerings in the DPS and V&M segments.  The two acquisitions were included in the Company’s consolidated financial statements for the periods subsequent to the acquisitions.  As of December 31, 2010, preliminary goodwill recorded as a result of these acquisitions totaled approximately $23.8 million.  Under the terms of the acquisition recorded in the V&M segment, the Company has the right and obligation under various conditions to purchase the remaining 49% capital stock interest it does not currently own.  The Company has reflected a liability in its consolidated balance sheet for the fair value of the remaining 49% interest the Company is required to purchase.  The Company is still awaiting certain information relating to the fair value of the assets and liabilities of both acquisitions in order to finalize its purchase price allocations.

The Company acquired 100% of the outstanding stock of NATCO Group Inc. (NATCO) on November 18, 2009.  NATCO designed, manufactured and marketed oil and gas production equipment and separation systems. NATCO products and services have been used onshore and offshore, upstream and downstream, in most major oil and gas producing regions of the world. The Company believes that gaining access to NATCO’s separation and processing technology, products and services will significantly enhance its business as a provider of flow equipment, systems, and services in the oil and gas industry  The majority of the NATCO operations have been included in the PCS segment.
The Company has finalized its estimates and assumptions related to the fair value of inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain pre-acquisition contingencies and related adjustments to deferred taxes as of December 31, 2010.
The following table displays the final purchase price allocated to NATCO’s net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition date as of December 31, 2010 in comparison to the preliminary purchase price allocation as of December 31, 2009 (dollars in millions):

	Final Allocation as of December 31, 2010	Preliminary Allocation as of December 31, 2009

Cash	$34.4	$34.4
Accounts receivable	145.5	157.0
Inventory	132.9	57.9
Other current assets	22.0	13.1
Property, plant and equipment	105.4	103.7
Goodwill	742.9	731.4
Intangibles	153.1	147.9
Other non-current assets	3.4	25.7
Accounts payable and accrued liabilities	(287.9)	(203.0)
Deferred tax liabilities	(55.8)	(56.2)
Other non-current liabilities	(24.3)	(23.4)
Total estimated purchase price	$971.6	$988.5

Other Acquisitions
During 2009, the Company also acquired the assets or capital stock of two other businesses for a total cash purchase price of $23.2 million.  These businesses were acquired to enhance the Company’s product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company’s consolidated financial statements for the periods subsequent to the acquisitions. Goodwill recorded as a result of these acquisitions was approximately $9.8 million, of which $3.3 million will be deductible for income tax purposes.
During 2008, the Company acquired the assets or capital stock of seven businesses for a total cash purchase price of $191.7 million. These businesses were acquired to enhance the Company’s product offerings and to strengthen the Company’s ability to deliver a broader range of solutions to its customers in the DPS segment’s drilling, surface and flow control businesses and in the V&M segment’s measurement business. Total goodwill recorded from these acquisitions was approximately $72.6 million.

Note 3: Other Costs
Other costs consist of the following:

	Year Ended December 31,
(dollars in millions)	2010	2009

Employee severance	$8.8	$61.0
NATCO integration costs	22.0	–
Deepwater Horizon legal costs	12.5	–
Acquisition and restructuring costs	3.9	20.6
Total other costs	$47.2	$81.6

NATCO integration costs consist of costs incurred for the integration of NATCO’s operations with the existing operations of the Company, primarily reflecting the costs associated with converting NATCO’s legacy operations to the Company’s SAP information systems.  Acquisition and restructuring costs consist primarily of costs related to the 2009 acquisition of NATCO as well as various other acquisitions and certain facility-related costs associated with restructuring of the Company’s operations in response to changes in market conditions.

Note 4: Receivables
Receivables consisted of the following:

	December 31,
(dollars in millions)	2010	2009

Trade receivables	$991.2	$907.1
Other receivables	78.9	67.7
Allowance for doubtful accounts	(14.0)	(15.8)

Total receivables	$1,056.1	$959.0

Note 5: Inventories
Inventories consisted of the following:

	December 31,
(dollars in millions)	2010	2009

Raw materials	$166.5	$168.6
Work-in-process	575.9	484.0
Finished goods, including parts and subassemblies	1,190.5	1,167.8
Other	12.1	11.5
	1,945.0	1,831.9
Excess of current standard costs over LIFO costs	(97.7)	(108.8)
Allowance for obsolete and excess inventory	(68.0)	(58.9)

Total inventories	$1,779.3	$1,664.2

Note 6: Plant and Equipment, Goodwill and Other Assets
Plant and equipment consisted of the following:

	December 31,
(dollars in millions)	2010	2009

Land and land improvements	$73.8	$60.9
Buildings	493.4	477.9
Machinery and equipment	1,040.9	988.5
Tooling, dies, patterns, etc.	148.3	127.3
Office furniture & equipment	140.0	107.9
Capitalized software	156.1	178.4
Assets under capital leases	46.2	29.7
Construction in progress	145.0	110.0
All other	42.2	26.8
	2,285.9	2,107.4
Accumulated depreciation	(1,038.1)	(915.0)

Total plant and equipment, net	$1,247.8	$1,192.4

Changes in goodwill during 2010 were as follows:

(dollars in millions)	DPS	V&M	PCS	Total

Balance at December 31, 2009	$288.6	$297.3	$855.7	$1,441.6
Current year acquisitions	9.1	14.7	−	23.8
Changes primarily associated with adjustments to prior year acquisitions –related to finalization of purchase price allocations	15.6	10.6	(12.8)	13.4
Translation and other	(6.9)	0.2	3.7	(3.0)

Balance at December 31, 2010	$306.4	$322.8	$846.6	$1,475.8

Other assets consisted of the following:

	December 31,
(dollars in millions)	2010	2009

Deferred income taxes	$41.2	$35.4
Other intangibles:
Gross:
Customer lists	118.0	115.0
Patents and technology	102.3	100.4
Trademarks	53.2	51.2
Noncompete agreements, engineering drawings and other	82.6	70.1
Accumulated amortization	(100.1)	(69.1)
Other	51.4	74.2

Total other assets	$348.6	$377.2

Amortization expense associated with the Company’s capitalized software and other amortizable intangibles recorded as of December 31, 2010 is expected to approximate $29.3 million, $24.5 million, $22.1 million, $21.5 million and $19.2 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

Note 7: Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in millions)	2010	2009

Trade accounts payable and accruals	$571.3	$549.7
Salaries, wages and related fringe benefits	190.2	228.3
Advances from customers	827.2	1,052.0
Deferred revenue	36.1	48.5
Sales-related costs and provisions	90.2	70.5
Payroll and other taxes	67.4	58.5
Product warranty	45.7	45.6
Fair market value of derivatives	1.8	6.1
Other	186.1	149.0

Total accounts payable and accrued liabilities	$2,016.0	$2,208.2

Additional information relating to the Company’s outstanding derivative contracts as of December 31, 2010 may be found in Note 18 of the Notes to Consolidated Financial Statements.
Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in millions):

Balance December 31, 2009	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2010

$45.6	$39.0	$0.5	$(38.3)	$(1.1)	$45.7

Note 8: Employee Benefit Plans
As of December 31, 2010, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.
In June 2007, the Company notified employees and beneficiaries that it had elected to terminate the Cameron International Corporation Retirement Plan (Retirement Plan) as well as certain related unfunded supplemental plans, which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time the Retirement Plan was frozen to new entrants, effective May 1, 2003.  In addition, the Company curtailed future benefits from being earned under the Retirement Plan, effective December 31, 2007.  The Company distributed the assets of the Retirement Plan during 2007 and 2008.  During the fourth quarter of 2008, the Company recorded a settlement loss of $26.2 million in connection with the final distribution of plan assets to current employees who were participants in the Retirement Plan and any others not covered by the initial distribution of plan assets during 2007.  Following the final distribution, the excess remaining plan assets of approximately $5.1 million became available to the Company to be used in meeting the cash funding obligations for matching contributions under the Cameron International Corporation Retirement Savings Plan, a defined contribution 401(k) plan available to the Company’s eligible United States-based employees.

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

Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in millions)	2010	2009	2008	2010		2009		2008

Service cost	$2.9	$2.7	$3.9	$	−	$	−	$	−
Interest cost	15.1	14.1	20.3		0.9		0.5		1.1
Expected return on plan assets	(15.8)	(13.3)	(22.1)		−		−		−
Amortization of prior service cost (credit)	–	−	−		(0.9)		(0.9)		(0.4)
Amortization of losses (gains)	6.7	5.7	9.3		(1.2)		(1.9)		(1.5)

Net benefit plan expense (income) before settlement loss	8.9	9.2	11.4		(1.2)		(2.3)		(0.8)

Settlement loss	–	0.3	26.2		−		−		−

Total net benefit plan expense (income)	$8.9	$9.5	$37.6		$(1.2)		$(2.3)		$(0.8)

Net benefit plan expense (income):
U.S. plans	$0.2	$0.4	$29.7		$(1.2)		$(2.3)		$(0.8)
Foreign plans	8.7	9.1	7.9		−		−		−

Total net benefit plan expense (income)	$8.9	$9.5	$37.6		$(1.2)		$(2.3)		$(0.8)

Included in accumulated other elements of comprehensive income at December 31, 2010 and 2009 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2011:

	December 31, 2010		December 31, 2009		Year Ending December 31, 2011
(dollars in millions)	Before Tax	After Tax	Before Tax	After Tax	Expected Amortization

Pension benefits:
Actuarial losses, net	$(84.6)	$(61.4)	$(97.1)	$(69.8)	$5.6

Post retirement benefits:
Prior service credit	6.9	4.3	4.9	3.1	(1.3)
Actuarial gains	9.0	5.6	11.4	7.2	(0.9)

	$(68.7)	$(51.5)	$(80.8)	$(59.5)	$3.4

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2010	2009	2010	2009

Benefit obligation at beginning of year	$274.5	$221.3	$18.3	$9.0
Service cost	2.9	2.7	−	−
Interest cost	15.1	14.1	0.9	0.5
Plan participants’ contributions	0.9	0.9	−	−
Actuarial losses	5.8	30.7	1.2	4.8
Exchange rate changes	(8.5)	21.2	−	−
Benefits and expenses paid from plan assets	(8.3)	(16.4)	−	−
Benefits paid directly by the Company	−	−	(1.9)	(1.6)
Plan amendments	−	−	(2.9)	−
Acquisitions	−	−	−	5.6

Benefit obligation at end of year	$282.4	$274.5	$15.6	$18.3

Benefit obligation at end of year:
U.S. plans	$3.3	$3.0	$15.6	$18.3
Foreign plans	279.1	271.5	−	−

Benefit obligation at end of year	$282.4	$274.5	$15.6	$18.3

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $244.6 million and $239.2 million at December 31, 2010 and 2009, respectively.
The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits				Postretirement Benefits
(dollars in millions)	2010		2009		2010		2009

Fair value of plan assets at beginning of year		$242.2		$195.1	$	−	$	−
Actual return on plan assets		24.4		23.5		−		−
Company contributions		9.4		25.5		1.9		1.6
Plan participants’ contributions		0.9		0.9		−		−
Exchange rate changes		(7.3)		18.7		−		−
Excess assets remitted to plan sponsor		−		(5.1)		−		−
Benefits and expenses paid from plan assets		(8.3)		(16.4)		(1.9)		(1.6)

Fair value of plan assets at end of year		$261.3		$242.2	$	−	$	−

Fair value of plan assets at end of year:
U.S. plans	$	−	$	−	$	−	$	−
Foreign plans		261.3		242.2		−		−

Fair value of plan assets at end of year		$261.3		$242.2	$	−	$	−

The status of the Company’s underfunded defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits December 31,		Postretirement Benefits December 31,
(dollars in millions)	2010	2009	2010	2009

Underfunded status at end of year:
Current	$(0.2)	$(0.2)	$(2.2)	$(1.9)
Non-current	(20.9)	(32.1)	(13.4)	(16.4)

Underfunded status at end of year	$(21.1)	$(32.3)	$(15.6)	$(18.3)

Actual asset investment allocations for the Company’s main defined benefit pension plan in the United Kingdom, which accounts for approximately 97% of total plan assets as follows:

	Pension Benefits
	2010	2009

U.K. plan:
Equity securities	54%	56%
Fixed income debt securities, cash and other	46%	44%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2010 and 2009, the investment strategy has been designed to approximate the performance of market indexes. The Company’s targeted allocation for the U.K. plan for 2011 and beyond is approximately 54% in equities, 40% in fixed income debt securities and 6% in real estate and other.
    During 2010, the Company made contributions totaling approximately $9.4 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2011 are currently expected to approximate $9.0 million assuming no change in the current discount rate or expected investment earnings.
The assets of the Company’s pension plans are generally invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs).  A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.
The fair values of the Company’s pension plan assets by asset category at December 31, 2010 were as follows:

(dollars in millions)	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Based on Significant Other Observable Inputs (Level 2)	Fair Value Based on Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$10.2	$–	$–	$10.2
Equity Securities:
US Equities	–	52.7	–	52.7
Non-U.S. Equities	37.3	47.4	–	84.7
Bonds:
Non-US Government Bonds	–	21.0	–	21.0
Non-US Corporate Bonds	–	74.4	–	74.4
Alternative Investments:
Insurance contracts	–	–	7.3	7.3
Real estate and other	–	–	11.0	11.0
Total assets	$47.5	$195.5	$18.3	$261.3

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows (dollars in millions):

Year Ended December 31, 2010
Balance at beginning of the year	$9.3
Purchases/Sales, net	10.6
Actual return on plan assets	1.3
Reclassification of plan assets to Level 2	(2.1)
Currency impact	(0.8)
Balance at end of the year	$18.3

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009

Assumptions related to net benefit costs:
U.S. plans:
Discount rate	5.03%	5.08-6.52%	5.03%	4.88-6.52%
Expected return on plan assets	−	5.25%	–	–
Health care cost trend rate	–	–	9.0%	9.0%
Measurement date	1/1/2010	1/1/2009	1/1/2010	1/1/2009

Foreign plans:
Discount rate	5.50-5.75%	5.75-6.25%	–	–
Expected return on plan assets	5.50-6.75%	5.50-6.75%	–	–
Rate of compensation increase	3.00-4.50%	3.00-4.50%	–	–
Measurement date	1/1/2010	1/1/2009	–	–

Assumptions related to end-of-period benefit obligations:
U.S. plans:
Discount rate	4.10%	5.03%	4.10%	5.03%
Health care cost trend rate	–	–	9.0%	9.0%
Measurement date	12/31/2010	12/31/2009	12/31/2010	12/31/2009

Foreign plans:
Discount rate	5.50%	5.50-5.75%	–	–
Rate of compensation increase	3.00-4.50%	3.0-4.5%	–	–
Measurement date	12/31/2010	12/31/2009	–	–

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
The health care cost trend rate is assumed to decrease gradually from 9% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate does not have a material impact on the service and interest cost components in 2010 or the postretirement benefit obligation as of December 31, 2010.

Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets
(dollars in millions)	2010	2009	2010	2009

Fair value of applicable plan assets	$261.3	$242.2	$9.8	$9.3
Projected benefit obligation of applicable plans	$282.4	$274.5	–	−
Accumulated benefit obligation of applicable plans	–	−	$18.3	$18.5

Future expected benefit payments are as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	U.S. Unfunded Plans	Foreign Funded Plans	U.S. Unfunded Plans

Year ended December 31:
2011	$0.2	$8.3	$2.3
2012	$0.2	$8.5	$2.1
2013	$0.2	$8.8	$1.9
2014	$0.2	$9.0	$1.7
2015	$0.3	$9.2	$1.6
2016 - 2020	$1.2	$50.2	$5.7

The Company’s United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay.  Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service.  In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee.  Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company’s expense under this plan for the years ended December 31, 2010, 2009 and 2008 amounted to $25.9 million, $20.6 million and $19.6 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2010, 2009 and 2008 amounted to $41.9 million, $34.3 million and $33.8 million, respectively.

Note 9: Stock-Based Compensation Plans
The Company has grants outstanding under nine equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company’s equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009	2008

Outstanding restricted and deferred stock unit and award grants	$26.0	$18.5	$20.1
Unvested outstanding stock option grants	8.5	9.2	15.5

Total stock-based compensation expense	$34.5	$27.7	$35.6

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2010, 2009 and 2008  totaled approximately $12.7 million, $10.2 million and $13.2 million, respectively.

Stock options
Options with terms of seven or ten years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company’s common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.
A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2010 is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)

Outstanding at January 1, 2010	7,799,988	$29.35
Granted	1,424,150	42.81
Exercised	(2,824,395)	24.01
Forfeited	(107,218)	32.85
Expired	(39,407)	36.69

Outstanding at December 31, 2010	6,253,118	$34.72	5.30	$100.1

Vested at December 31, 2010 or expected to vest in the future	6,231,066	$34.70	5.29	$99.9

Exercisable at December 31, 2010	3,767,345	$32.64	3.58	$68.2

At
December 31, 2010

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$19.5

Weighted-average remaining expense recognition period (in years)	2.15

The fair values per share of option grants for the years ended December 31, 2010, 2009 and 2008 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2010	2009	2008

Expected life (in years)	2.5	2.4	3.3
Risk-free interest rate	0.46%	1.1%	1.7%
Volatility	43.8%	32.0%	36.8%
Expected dividend yield	0.0%	0.0%	0.0%

    The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.
The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,
	2010	2009	2008

Grant-date fair value per option	$11.78	$8.10	$6.31
Intrinsic value of options exercised (dollars in millions)	$63.4	$23.5	$59.9
Average intrinsic value per share of options exercised	$22.46	$19.26	$35.08

Restricted and deferred stock units and awards
During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2010, 2009 and 2008, grants of restricted stock units were made to officers and key employees. Approximately 211,804 and 72,634 of the restricted stock unit grants during 2010 and 2008,  respectively, contained performance-based conditions which were fully satisfied based on the Company’s full-year 2010 and 2008 financial performance against certain targets. No 2009 restricted stock unit grants contained performance-based conditions.  The restricted stock units granted to officers and other key employees generally provided for three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment, except for certain grants in 2010 which provided for vesting in one-third increments each year.
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
A summary of restricted stock unit and restricted stock award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2010 is presented below:

Restricted Stock Units and Awards	Number	Weighted-Average Grant Date Fair Value

Nonvested at January 1, 2010	1,912,087	$31.56
Granted	806,041	41.81
Vested	(701,187)	41.72
Forfeited	(75,542)	35.92

Nonvested at December 31, 2010	1,941,399	$35.02

At December 31, 2010

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$27.4

Weighted-average remaining expense recognition period (in years)	1.61

The intrinsic value of restricted stock units vesting during the years ended December 31, 2010, 2009 and 2008 was $29.2 million, $11.0 million and $19.3 million, respectively.
During the years ended December 31, 2010, 2009 and 2008, respectively, a total of 806,041, 616,904 and 639,799 restricted stock units at a weighted-average grant date fair value of $41.81, $25.44 and $36.40 per share were granted. The fair value of restricted stock units is determined based on the closing trading price of the Company’s common stock on the grant date.
At December 31, 2010, 6,368,733 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt
    The Company’s debt obligations were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009

Senior notes, net of $1.8 of unamortized original issue discount at December 31, 2010 ($1.9 at December 31, 2009)	$748.2	$748.1
Convertible debentures, net of discount of $6.9 at December 31, 2010 ($22.8 at December 31, 2009)	493.1	477.2
Other debt	37.5	16.8
Obligations under capital leases	14.0	12.4
	1,292.8	1,254.5
Current maturities	(519.9)	(22.2)

Long-term portion	$772.9	$1,232.3

Senior Notes
On June 26, 2008, the Company issued $450.0 million in aggregate principal amount of 6.375% Senior Notes due July 15, 2018 (the “2018 Notes”) and $300.0 million in aggregate principal amount of 7.0% Senior Notes due July 15, 2038 (the “2038 Notes” and, together with the 2018 Notes, the “Senior Notes”). The Company pays interest on the Senior Notes on January 15 and July 15 of each year, beginning January 15, 2009.  The Company may redeem some of the Senior Notes from time to time or all of the Senior Notes at any time at redemption prices that include accrued and unpaid interest and a make-whole premium as defined in the respective supplemental indentures (the Supplemental Indentures).  In the event of the occurrence of a Change of Control Repurchase Event, as defined in the Supplemental Indentures, the holders of the Senior Notes may require the Company to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest.  The Senior Notes are senior unsecured obligations of the Company and rank equally with all of the Company’s other existing unsecured and unsubordinated debt.

Convertible Debentures
On May 23, 2006, the Company issued $500.0 million face value of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006.  The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. As a result of the option with which holders can require the Company to repurchase the debentures on June 15, 2011, the entire balance of the debt has been included in the “Current portion of long-term debt” on the Company’s Consolidated Balance Sheet at December 31, 2010.
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

At December 31, 2010, the 2.5% Convertible Debentures met the conditions for conversion by the holders during the first quarter of 2011 under the terms of the debenture agreement.  Had the holders been able to elect to convert effective December 31, 2010, the Company could have been required to issue approximately 4.3 million shares of its common stock in satisfaction of the conversion value of the debentures in excess of their principal amount (principal to be paid in cash), based on the closing price of the Company’s common stock of $50.73 on that date.
The Company’s 2.5% Convertible Debentures are accounted for under accounting rules for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).  The Company had outstanding in certain prior periods 1.5% Convertible Debentures, which were also subject to these accounting rules.  These accounting rules require the Company to separately account for the liability and equity components of its convertible debt instruments in a manner that reflects the Company’s non-convertible debt borrowing rates when interest cost is recognized.  The resulting bifurcation of the debt and equity components was based on estimated market borrowing rates of 5.9% and 4.85%, respectively, for non-convertible debt instruments similar to the 2.5% and 1.5% Convertible Debentures.  The bifurcation resulted in approximately $65.8 million being included in capital in excess of par value on the Company’s Consolidated Balance Sheets at both December 31, 2010 and 2009, related to the initial conversion value of the Company’s 2.5% and 1.5% Convertible Debentures.   The discount on the 2.5% Convertible Debentures remaining at December 31, 2010 from the initial bifurcation of the conversion value was $6.9 million, which will be fully amortized to interest expense by June 15, 2011.   In addition to the expense associated with the stated interest rates on the debt, an additional amount of interest expense totaling $15.9 million, $15.8 million and $20.6 million has been recognized for the years ended December 31, 2010, 2009 and 2008, respectively, relating to the amortization of the remaining discount on the convertible debentures.

Revolving Letter of Credit and Credit Facilities
On October 15, 2010, the Company entered into a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank.  Under this facility, standby letters of credit, generally with terms of up to two years, may be issued by the bank in U.S. dollars, euros, pound sterling or other mutually agreed-upon currencies.  The facility is governed by the same financial covenants as the revolving credit facility entered into in April 2008 as discussed below.   At December 31, 2010, the Company had issued letters of credit totaling $177.3 million under its revolving letter of credit facility with the remaining amount of $72.7 million available for use.
On April 14, 2008, the Company entered into a multicurrency revolving credit facility providing for borrowings up to $585.0 million, which expires on April 14, 2013. The facility allows the Company to borrow funds at the London Interbank Offered Rate (LIBOR) plus 40 basis points (including a facility fee), which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional 10-basis-point fee is incurred. The Company, at its option, may also borrow at other specified rates as defined in the credit facility. Additionally, the Company is required to maintain a total debt-to-capitalization ratio of no more than 60% during the term of the agreement.  At December 31, 2010, the Company had issued letters of credit totaling $25.4 million under its revolving credit facility with the remaining amount of $559.6 million available for use.

Other
Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 5.8% at December 31, 2010 (12.9% at December 31, 2009). Future maturities of the Company’s debt (including the remaining amount of unamortized discount but excluding capital leases) are approximately $513.8 million in 2011, $16.8 million in 2012 and $748.2 million thereafter. Maturities in 2011 are mainly related to the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on June 15, 2011.  Maturities thereafter are related to the 6.375% and 7.0% Senior Notes issued during 2008.
In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.
Interest paid during the years ended December 31, 2010, 2009 and 2008 approximated $73.0 million, $82.0 million and $47.4 million, respectively.

Note 11: Leases
The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2010, 2009 and 2008 were $67.5 million, $57.4 million and $49.6 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

	Capital	Operating
(dollars in millions)	Lease Payments	Lease Payments

Year ended December 31:
2011	$6.3	$43.1
2012	4.3	37.2
2013	2.5	31.9
2014	1.4	25.2
2015	0.1	22.1
Thereafter	–	58.9

Future minimum lease payments	14.6	218.4
Less: amount representing interest	(0.6)	–

Lease obligations at December 31, 2010	$14.0	$218.4

Note 12: Income Taxes
The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009	2008

Income before income taxes:
U.S. operations	$365.9	$223.9	$334.2
Foreign operations	367.4	418.9	517.2

Income before income taxes	$733.3	$642.8	$851.4

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009	2008

Current:
U.S. federal	$102.5	$83.5	$142.3
U.S. state and local	8.7	3.4	0.7
Foreign	83.1	119.4	139.3
	194.3	206.3	282.3

Deferred:
U.S. federal	(25.8)	(33.3)	(25.2)
U.S. state and local	0.9	(0.3)	3.0
Foreign	1.0	(5.4)	10.6
	(23.9)	(39.0)	(11.6)

Income tax provision	$170.4	$167.3	$270.7

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
	2010	2009	2008

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	1.02	0.38	0.67
Foreign statutory rate differential	(9.62)	(7.26)	(4.86)
Change in valuation allowance on deferred tax assets	6.76	1.99	0.71
Nondeductible expenses	1.64	1.54	0.59
Net U.S. tax on foreign source income	(9.52)	(5.00)	0.58
All other	(2.05)	(0.62)	(0.89)

Total	23.23%	26.03%	31.80%

Total income taxes paid (dollars in millions)	$198.2	$231.2	$159.7

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in millions)	2010	2009

Deferred tax liabilities:
Plant and equipment	$(70.1)	$(71.7)
Inventory	(14.0)	(39.5)
Convertible debentures	(2.5)	(8.2)
Intangible assets	(79.0)	(82.4)
Other	(10.1)	(22.9)
Total deferred tax liabilities	(175.7)	(224.7)

Deferred tax assets:
Postretirement benefits other than pensions	10.3	12.3
Reserves and accruals	60.7	98.9
Net operating losses and tax credits	153.7	102.5
Pensions	16.1	20.1
Other	21.0	12.2

Total deferred tax assets	261.8	246.0

Valuation allowance	(96.2)	(46.1)

Net deferred tax liabilities	$(10.1)	$(24.8)

Changes in the Company’s unrecognized tax benefits were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009	2008

Balance at beginning of year	$60.4	$46.6	$47.3
Increases due to tax positions taken prior to the fiscal year	1.0	26.1	0.2
Increases due to tax positions taken during the fiscal year	5.2	12.7	3.8
Decreases relating to settlements with tax authorities	(0.3)	(27.6)	(3.2)
Decreases resulting from the lapse of applicable statutes of limitation	(0.2)	(1.4)	(1.5)
Net increase due to translation and interest	2.3	4.0	–

Balance at end of year	$68.4	$60.4	$46.6

The Company is not currently aware of any adjustments that may occur that would materially increase or decrease the amount of its unrecognized tax benefits during the next twelve-month period or any material amounts included as unrecognized tax benefits at December 31, 2010 that, if recognized, would not impact the Company’s effective income tax rate.
There were no material payments for interest or penalties for the years ended December 31, 2010, 2009 or 2008. Also, there were no material accruals for unpaid interest or penalties at December 31, 2010 or 2009.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years’ tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2004	2006	2008	2010	2004	2005

At December 31, 2010, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. The Company had a valuation allowance of $96.2 as of December 31, 2010 against these net operating loss and credit carryforwards and other deferred tax assets.  Primarily due to losses incurred in certain jurisdictions and excess foreign tax credits incurred in the U.S., valuation allowances increased in 2010 by $49.6 million, increased in 2009 by $12.9 million and decreased in 2008 by $7.1 million, with a corresponding offset in the Company’s income tax expense. In addition, valuation allowances established in prior years related to the tax benefit of net operating losses and other deferred tax assets recorded as part of international acquisitions were reduced in 2008 by $7.6 million, with a corresponding offset to goodwill. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased by $0.5 million in 2010 and $4.5 million in 2009 and decreased by $4.6 million in 2008 due to translation.
The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income, future foreign source income, and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made.
The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $17.4 million, $9.7 million and $22.6 million in 2010, 2009 and 2008, respectively, including adjustments made to certain accruals related to prior year benefits.
The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.7 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.
The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2010 was approximately $9.5 million and was not material in 2009 or 2008.

Note 13: Stockholders’ Equity
Common Stock
Under a resolution adopted by the Board of Directors on February 21, 2008, the Company is authorized to purchase up to 30.0 million shares of its common stock.  Additionally, on May 22, 2006, the Company’s Board of Directors approved repurchasing shares of the Company’s common stock with the proceeds remaining from the Company’s 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200.0 million principal amount of the Company’s outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 30.0 million shares described above.
Purchases pursuant to the 30.0 million-share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company’s own account, or through commercial banks or financial institutions and by the use of derivatives, such as a sale or put on the Company’s common stock, or by forward or economically equivalent transactions.

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding

Balance - December 31, 2007	232,341,726	(14,332,927)	218,008,799

Purchase of treasury stock	−	(6,968,363)	(6,968,363)
Stock issued under stock option and other employee benefit plans	−	1,877,170	1,877,170
Stock issued upon conversion of the 1.5% Convertible Debentures	3,975,147	−	3,975,147
Balance - December 31, 2008	236,316,873	(19,424,120)	216,892,753

Purchase of treasury stock	−	(935,178)	(935,178)
Stock issued related to NATCO acquisition	23,637,708	237,323	23,875,031
Stock issued under stock option and other employee benefit plans	−	1,668,217	1,668,217
Stock issued upon conversion of the 1.5% Convertible Debentures	3,156,891	−	3,156,891
Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714

Purchase of treasury stock	–	(3,176,705)	(3,176,705)
Stock issued under stock option and other employee benefit plans	–	2,432,821	2,432,821

Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830

     At December 31, 2010, 14,517,506 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock
The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $.01 per share.  Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Amendment to Bylaws
The Board of Directors approved an amendment to the Company’s Bylaws, effective February 18, 2010, to adopt a majority vote standard for non-contested elections of directors.

Retained Earnings
Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $5.1 billion at December 31, 2010.

Note 14: Accumulated Other Elements of Comprehensive Income
Accumulated other elements of comprehensive income comprised the following:

	December 31,
(dollars in millions)	2010	2009

Accumulated foreign currency translation gain	$31.5	$81.6
Prior service credits, net, related to the Company’s pension and postretirement benefit plans	4.3	3.1
Actuarial losses, net, related to the Company’s pension and postretirement benefit plans	(55.8)	(62.6)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other 1	(7.1)	(12.6)

	$(27.1)	$9.5

1	Approximately $5.5 million (after tax) of accumulated other elements of comprehensive income is expected to be recognized as a reduction in earnings during 2011.

Note 15: Business Segments
    The Company’s operations are organized into three separate business segments - DPS, V&M and PCS.
    The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services.
The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.
The PCS segment includes businesses that provide oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.
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
The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2010, 2009 and 2008, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $55.2 million, $43.3 million and $42.6 million, respectively. DPS accounted for 59%, 46% and 49% of each respective year’s total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2010
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$3,718.3	$1,273.3	$1,143.2	$–	$6,134.8
Depreciation and amortization	$93.0	$42.4	$54.9	$11.3	$201.6
Interest income	$–	$–	$–	$(4.2)	$(4.2)
Interest expense	$–	$–	$–	$82.2	$82.2
Income (loss) before income taxes	$666.7	$188.0	$131.9	$(253.3)	$733.3
Capital expenditures	$104.6	$35.3	$19.7	$41.1	$200.7
Total assets	$3,570.1	$1,299.7	$1,750.8	$1,384.5	$8,005.1

	Year Ended December 31, 2009
(dollars in millions)	DPS1	V&M		PCS1	Corporate & Other		Consolidated

Revenues	$3,110.5		$1,194.7	$918.0	$	−	$5,223.2
Depreciation and amortization	$84.8		$36.2	$22.0		$13.6	$156.6
Interest income	$–	$	−	$–		$(5.9)	$(5.9)
Interest expense	$–	$	−	$–		$92.4	$92.4
Income (loss) before income taxes	$574.7		$211.3	$147.4		$(290.6)	$642.8
Capital expenditures	$171.8		$50.0	$14.9		$4.2	$240.9
Total assets	$3,345.0		$1,181.3	$1,837.8		$1,361.3	$7,725.4

	Year Ended December 31, 2008
(dollars in millions)	DPS1	V&M		PCS1	Corporate & Other		Consolidated

Revenues	$3,485.3		$1,473.2	$890.4	$	−	$5,848.9
Depreciation and amortization	$67.4		$32.2	$18.4		$14.1	$132.1
Interest income	$–	$	−	$–		$(27.3)	$(27.3)
Interest expense	$–	$	−	$–		$70.3	$70.3
Income (loss) before income taxes	$599.3		$301.4	$142.6		$(191.9)	$851.4
Capital expenditures	$162.8		$63.0	$25.4		$21.0	$272.2
Total assets	$2,865.9		$1,199.4	$627.3		$1,209.8	$5,902.4

(1)	Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company’s Corporate office, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by the Company’s General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company’s centralized Treasury function, all of the restructuring expense and acquisition-related costs for the Company, the charge for the termination of the U.S. defined benefit pension plans and all of the Company’s stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009	2008

Revenues:
United States	$3,281.5	$2,551.3	$2,885.1
United Kingdom	1,041.0	663.4	765.8
Other foreign countries	1,812.3	2,008.5	2,198.0

Total revenues	$6,134.8	$5,223.2	$5,848.9

	December 31,
(dollars in millions)	2010	2009	2008

Long-lived assets:
United States	$1,896.6	$1,769.3	$1,034.9
United Kingdom	197.7	232.8	182.5
Other foreign countries	885.3	899.5	541.3

Total long-lived assets	$2,979.6	$2,901.6	$1,758.7

Note 16: Earnings Per Share
    The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in millions, except per share data)	2010	2009	2008

Net income	$562.9	$475.5	$580.7

Average shares outstanding (basic)	243.1	221.4	217.5
Common stock equivalents	2.4	2.2	2.5
Incremental shares from assumed conversion of convertible debentures	2.0	1.4	8.6

Shares utilized in diluted earnings per share calculation	247.5	225.0	228.6

Earnings per share:
Basic	$2.32	$2.15	$2.67
Diluted	$2.27	$2.11	$2.54

The Company’s 2.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, since the average price of the Company’s common stock exceeded the conversion price of the debentures during all or a portion of each year.  The Company’s 1.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2008, for the same reason mentioned above.   See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities
    The effect on net assets of non-cash operating, investing and financing activities was as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009

Net assets of NATCO acquired in exchange for Cameron common stock , excluding net cash acquired	$–	$954.1
NATCO purchase price allocation adjustment	$(16.9)	$–
Tax benefit of employee stock compensation plan transactions	$17.4	$9.7
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$(6.1)	$11.3
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	$4.5	$(23.0)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees
At December 31, 2010, the Company was contingently liable with respect to approximately $840.4 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $32.0 million, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $30.1 million of insurance bonds at December 31, 2010 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.
    The Company’s other off-balance sheet risks were not material at December 31, 2010.

Concentrations of Credit Risk and Major Customers
    Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2010. The Company typically does not require collateral for its customer trade receivables.  Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments.  See Note 4 of the Notes to Consolidated Financial Statements for additional information.

Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company’s segments accounted for approximately 12% of the Company’s consolidated 2010 revenues.  During 2009 and 2008, no individual customer accounted for more than 10% of the Company’s consolidated revenues.

Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables, trade payables, derivative instruments and floating-rate debt instruments are considered to be representative of their respective fair values. Certain cash equivalents have also been valued based on quoted market prices which are considered to be Level 1 market inputs.  At December 31, 2010, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.6 billion as compared to the $1.25 billion face value of the debt.  At December 31, 2009, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.45 billion as compared to the $1.25 billion face value of the debt.
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2010. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. At December 31, 2010, the Company was also party to certain foreign currency forward and foreign currency option contracts which have not been accounted for as hedges involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy.  The Company determines the fair value of its outstanding foreign currency forward and option contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.  These quoted exchange rates are considered to be Level 2 observable market inputs.
The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal.  In October 2009, the Company entered into two interest rate swaps which effectively converted $400.0 million of 6.375% fixed-rate borrowings into variable-rate debt based on a spread of approximately 4.79% over the current three-month London Interbank Offered Rate (LIBOR).  On July 23, 2010, the Company entered into a third interest rate swap which effectively locked in a significant portion of the gain from those earlier swaps to reduce the Company’s rate on $400.0 million of its 6.375% fixed-rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps.   Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the three-month LIBOR rate to the then-existing rate each January 15, April 15, July 15 and October 15.  The fair value of the interest rate swaps is affected by changes in quoted three-month LIBOR rates, which is considered to be a Level 2 observable market input.  At December 31, 2010, these three swaps had a fair value of approximately $4.8 million to the benefit of the Company.

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2010 was as follows (in millions):

	Notional Amount - Swaps			Notional Amount - Buy			Notional Amount - Sell
	2011	2012	Total	2011	2012	Total	2011	2012	Total
FX Forward Contracts
Notional currency in:
EUR	–	–	–	37.9	–	37.9	(28.1)	–	(28.1)
GBP	–	–	–	1.4	–	1.4	(7.0)	–	(7.0)
MYR	–	–	–	12.9	–	12.9	–	–	–
NOK	–	–	–	18.6	–	18.6	–	–	–
SGD	–	–	–	4.0	–	4.0	–	–	–
USD	–	–	–	–	–	–	(42.6)	(0.3)	(42.9)

FX Options
USD	–	–	–	–	–	–	2.5	–	2.5

Interest Rate Swaps
USD	–	800.0	800.0	–	–	–	–	–	–

The fair value of derivative financial instruments recorded in the Company’s Consolidated Balance Sheets at December 31, 2010 and 2009 was as follows (dollars in millions):

	2010		2009
	Assets	Liabilities	Assets	Liabilities

Derivatives designated as hedges:
Foreign exchange contracts –
Current	$0.7	$1.8	$1.2	$6.0
Non-current	–	–	–	0.4
Total derivatives designated as hedges	0.7	1.8	1.2	6.4

Derivatives not designated as hedges:
Foreign exchange contracts –
Current	1.4	–	1.7	0.1
Non-current	–	–	–	–

Interest Rate Swaps –
Current	–	–	–	–
Non-current	4.8	–	1.3	–

Total derivatives not designated as hedges	6.2	–	3.0	0.1

Total derivatives	$6.9	$1.8	$4.2	$6.5

The effects of derivative financial instruments on the Company’s consolidated financial statements for the year ended December 31, 2010 and December 31, 2009 were as follows (dollars in millions):

Effective Portion						Ineffective Portion and Other
Derivatives in Cash Flow Hedging Relationships	Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives at December 31,		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income at December 31		Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives at December 31,
	2010	2009		2010	2009		2010	2009
Foreign exchange contracts	$(9.0)	$17.9	Revenues	(4.9)	$(17.3)	Cost of goods sold-ineffective portion	$(0.7)	$2.8

			Cost of goods sold	(11.8)	(8.4)

			Depreciation expense	(0.1)	(0.1)

Total	$(9.0)	$17.9		$(16.8)	$(25.8)		$(0.7)	$2.8

Approximately $2.7 million was recognized as a reduction to cost of goods sold and $7.2 million was recognized as a reduction in interest expense during the year ended December 31, 2010 relating to foreign currency forward contracts and interest rate swap agreements, respectively, which were not designated as hedging instruments.

Note 19: Contingencies
The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

 Deepwater Horizon Matter
A blowout preventer (“BOP”) originally manufactured by the Company and delivered in 2001, and to which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig Deepwater Horizon when it experienced a tragic explosion and fire on April 20, 2010, resulting in bodily injuries and loss of life, loss of the rig, and an unprecedented discharge of hydrocarbons into the Gulf of Mexico.

While the Company did not operate the BOP, nor did it have anyone on the rig at the time of the incident, claims for personal injury, wrongful death and property damage arising from the Deepwater Horizon incident have been and will continue to be asserted against the Company and others.  Additionally, claims for pollution and other economic damages, including business interruption and loss of revenue, have been, and we anticipate will continue to be, asserted against all parties allegedly associated with this incident, including the Company, BP plc and certain of its subsidiaries, as the operating working  interest owner of Mississippi Canyon Block 252 upon which the Macondo well was being drilled, Transocean Ltd. and certain of its affiliates, as the drilling  rig owner and operator, as well as other equipment and service companies, including Halliburton.   The Company has been named as one of multiple defendants in over 330 suits filed in a variety of Federal and State courts, a number of which have been filed as class actions or multi-plaintiff actions.  Most of these suits have been centralized into a single proceeding before a single Federal judge under the Federal rules governing multi-district litigation.  The consolidated case is styled In Re: Oil Spill by the Oil Rig “Deepwater Horizon” in the Gulf of Mexico on April 20, 2010, MDL Docket No. 2179.  There are also a small number of cases pending in which Cameron is a party in state courts.  The State of Alabama has brought a claim for destruction of and/or harm to natural resources against those associated with this incident, including Cameron, in State of Alabama, ex. rel. Troy King, Attorney General vs. Transocean Ltd., et. al., Cause No. 2:10cv00691, U.S. Dist. Ct., M.D. Ala., as have 4 municipalities and 3 Mexican states.  All of these suits by governmental entities have been made part of the MDL proceeding. It is possible other such claims may be asserted by the United States Government and by the Gulf and/or East Coast States, who's Attorneys General have notified the Company to preserve documents in the event of a claim, and possibly by other parties.  A  shareholder derivative suit has been filed against the Company’s directors in connection with this incident and its aftermath alleging the Company’s directors failed to exercise their fiduciary duties regarding oversight of the Company’s BOP business (Berzner vs. Erikson, et al., Cause No. 2010-71817 in the 190th District Court of Harris County, Texas).  This incident and its causes are also being investigated by a joint investigation team of the U.S. Coast Guard and the Bureau of Ocean Energy Management (the “JIT”), which has named Cameron as a party-in-interest, the Departments of the Interior and Justice, the U.S. Chemical Safety and Hazard Investigation Board, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, and by numerous other governmental entities, including Congressional Committees.
Based on the facts known to date, the Company is of the opinion that there was no defect in or failure of the BOP that caused or contributed to the explosion.  The reasons as to why the efforts to shut-in the well after the explosion were unsuccessful are not yet known and are the subject of multiple investigations.  The results of a forensic examination of the BOP commissioned by the JIT as part of its investigation are expected to be made known by the end of March 2011.  Additionally, the extent of the environmental impact, and the ultimate costs and damages that will ultimately be determined attributable to this incident and its aftermath are not yet known and therefore cannot be reasonably estimated.  As a result, we are unable to make any reasonable determination of what liability, if any, the Company could be found to have with respect to any of these claims or whether the Company will be found to have any liability, directly or by way of contribution, under any environmental laws or regulations or otherwise. BP and Transocean, as well as Anadarko and Moex, as non-operating working interest owners, have been designated Responsible Parties liable for the pollution emanating from the Macondo well under the Oil Pollution Act of 1990 (OPA), and have, at least in part, accepted such designation.  Cameron has not been named a Responsible Party under OPA.
  The applicable contracts between Cameron and Transocean entities provide for customary industry “knock-for-knock” indemnification by which each party agreed to bear the risk of, and hold the other harmless with respect to, all claims for personal injury, to include wrongful death, and property loss or damage of its own, its employees and those of its invitees.  In addition, the contracts provide that Transocean will indemnify Cameron for pollution or other damages associated with blowout or loss of well control to the fullest extent of any indemnity it has from its customers, which in this case is BP.  Transocean has publicly stated that it has a full pollution indemnity from BP, though BP has so far declined to acknowledge any obligation under such indemnity.  Whereas, Transocean has settled lawsuits filed by its employees and the settlement agreements provide for a release of Cameron,  Transocean has yet to honor its indemnity obligations with respect to personal injury and property damage of its invitees or with respect to pollution liability.
  The Company has commercial general liability insurance, including completed products and sudden accidental pollution coverage, with limits of $500 million and a self retention of $3 million.  Defense costs are not covered by the policy.  The Company has notified its insurers of the claims being asserted against it.  Coverage includes claims for personal injury and wrongful death, as well as liability for pollution and loss of revenue/business interruption.
  While the  Company’s BOPs have a history of reliable performance when properly maintained and operated in accordance with product specifications, until the litigation referred to above progresses and until the investigations referred to above are completed, we are unable to determine the extent of the Company’s future involvement in the litigation and any liability resulting from this incident.  If it is ultimately determined that the Company bears some responsibility, and therefore liability, for the costs and damages caused by this event, we will rely on our contractual indemnity rights and then, if and to the extent necessary and available, on our insurance coverage.  We have received a “reservation of rights” letter from our insurers.  If our contractual indemnities are determined to be inapplicable, or the indemnitors fail or are unable to fulfill their contractual indemnity obligations, and if the damages and costs ultimately determined to be the Company’s responsibility exceed our available insurance coverage, we could be liable for amounts that could have a material adverse impact on our financial condition, results of operations and cash flows
   Through December 31, 2010, the Company incurred and expensed legal fees of $12.5 million.  The Company has not accrued any amounts relating to this matter because we do not believe at the present time a loss is probable.

Other Litigation
In 2001, the Company discovered that contaminated underground water from a former manufacturing site in Houston (see discussion below under Environmental Matters) had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.  The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of any sale.
   Based upon 2009 testing results of monitoring wells on the southeastern border of the plume, the Company notified at that time 33 homeowners whose property is adjacent to the class area that their property may be affected.  The Company is taking remedial measures to prevent these properties from being affected.
The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company’s consolidated balance sheet included a liability of approximately $11.7 million for these matters as of December 31, 2010.
   The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2010, the Company’s consolidated balance sheet included a liability of approximately $7.4 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Regulatory Contingencies
The Company has completed its Focused Assessment Audit initiated in 2007 by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security.  The audit report found that the Company’s corrective actions taken in response to the audit findings were acceptable.
   In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on activities undertaken on their behalf by a customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the customs clearance broker may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA).  In response, the Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the customs clearance broker in Nigeria to determine if any payment made by the customs clearance broker in connection with the importation of Company property constituted a violation of the FCPA. Special counsel also reviewed the extent, if any, of the Company’s knowledge and involvement in the performance of these services and activities and whether the Company fulfilled its obligations under the FCPA.  The U.S. Securities and Exchange Commission (SEC) is also conducting an informal inquiry into the same matters.  The investigation by special counsel has been completed and the Company is waiting for the agencies to commence discussions regarding the ultimate disposition of this matter.  At this stage, the Company cannot predict what the disposition of this matter will entail.

Tax Contingencies
The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations to which the Company is subject require interpretation and/or judgment. Although the Company believes the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent a taxing authority believes the Company has not prepared its tax filings in accordance with the authority’s interpretation of the tax laws and regulations, the Company could be exposed to additional taxes.

Environmental Matters
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2010, the Company’s consolidated balance sheet included a noncurrent liability of approximately $6.8 million for environmental matters.

Note 20: Unaudited Quarterly Operating Results
Unaudited quarterly operating results were as follows:

	2010 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,346.7	$1,452.7	$1,527.1	$1,808.3
Revenues less cost of sales (exclusive of depreciation and amortization)	$432.6	$468.0	$478.4	$543.4
Other costs	$10.3	$18.4	$10.4	$8.1
Net income	$120.4	$129.2	$148.7	$164.6
Earnings per share:
Basic	$0.49	$0.53	$0.61	$0.68
Diluted	$0.48	$0.52	$0.61	$0.66

	2009 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,257.0	$1,270.0	$1,231.8	$1,464.4
Revenues less cost of sales (exclusive of depreciation and amortization)	$413.3	$429.3	$403.8	$436.7
Other costs	$22.3	$10.9	$5.8	$42.6
Net income	$114.6	$138.6	$125.0	$97.3
Earnings per share:
Basic	$0.53	$0.64	$0.57	$0.42
Diluted	$0.52	$0.62	$0.56	$0.41

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2010. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in millions, except per share data)	2010	2009	2008	2007	2006

Income Statement Data:
Revenues	$6,134.8	$5,223.2	$5,848.9	$4,666.4	$3,742.9

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,212.4	3,540.1	4,127.9	3,242.2	2,601.1
Selling and administrative expenses	862.3	715.6	668.3	577.6	528.6
Depreciation and amortization	201.6	156.6	132.1	109.8	101.3
Interest income	(4.2)	(5.9)	(27.3)	(30.7)	(27.0)
Interest expense	82.2	92.4	70.3	43.8	35.0
Other costs	47.2	81.6	−	−	−
Charge for pension plan termination	–	−	26.2	35.7	−
Acquisition integration costs	–	−	−	−	29.6
Total costs and expenses	5,401.5	4,580.4	4,997.5	3,978.4	3,268.6

Income before income taxes	733.3	642.8	851.4	688.0	474.3
Income tax provision	(170.4)	(167.3)	(270.7)	(199.8)	(165.3)
Net income	$562.9	$475.5	$580.7	$488.2	$309.0

Basic earnings per share	$2.32	$2.15	$2.67	$2.23	$1.36
Diluted earnings per share	$2.27	$2.11	$2.54	$2.11	$1.32

Balance Sheet Data (at the end of period):
Total assets	$8,005.1	$7,725.4	$5,902.4	$4,730.8	$4,350.7
Stockholders’ equity	$4,392.4	$3,919.7	$2,344.5	$2,133.7	$1,792.8
Long-term debt	$772.9	$1,232.3	$1,218.6	$682.4	$662.2
Other long-term obligations	$266.0	$277.1	$228.0	$221.8	$267.5