Form 10-K, Exhibit 13
CAMERON INTERNATIONAL CORP
filed 2012-02-28
CIK 941548

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

Overview

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS).
    The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.  Products within this segment include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.
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
The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company’s process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Exposure to deepwater markets
Based upon the Company’s broad portfolio of products, the Company has a significant presence in the offshore oil and gas drilling, production and infrastructure market.  Cameron provides BOPs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the offshore market.  In fact, six of the Company’s eleven divisions participate in this market.  Approximately 32% of the Company’s 2011 revenue was derived from the deepwater market.

Exposure to international markets
Revenues for the years ended December 31, 2011, 2010 and 2009 were generated from shipments to the following regions of the world (dollars in millions):

Region	2011	2010	2009

North America	$3,084.0	$2,491.3	$2,032.5
South America	647.8	524.7	504.3
Asia, including Middle East	1,270.9	1,178.2	1,042.1
Africa	1,002.1	1,182.4	684.5
Europe	753.8	655.2	789.7
Other	200.4	103.0	170.1
	$6,959.0	$6,134.8	$5,223.2

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, legal fees and costs associated with a number of lawsuits filed against the Company in connection with the Deepwater Horizon matter, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the outcome of pending litigation; the impact of acquisitions the Company has made or may make; the potential impairment of goodwill related to such acquisitions; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business, including the ability of companies to obtain drilling permits following the lifting of a temporary moratorium imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company’s products and services and the Company’s financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.
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
The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue and cost of sales recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue and cost of sales are recognized in accordance with accounting rules relating to construction-type and production-type contracts.  Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and can materially impact the Company’s future period earnings.  Approximately 26%, 36% and 28% of the Company's revenues for the years ended December 31, 2011, 2010 and 2009, respectively, were recognized under accounting rules for construction-type and production-type contracts.
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
Goodwill — The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows (level 3 observable inputs) consistent with the accounting guidance for fair value measurements.  Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  Generally, this review is conducted during the first quarter of each annual period.  Based upon the most recent annual evaluation, no impairment of goodwill was required.  At December 31, 2011, goodwill recorded by the Company was approximately $1.6 billion.  Should the Company’s estimate of the fair value of any of its businesses, in particular the fair value of the Custom Process Systems business in the PCS segment with approximately $566.3 million of goodwill at December 31, 2011, decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Additional information relating to the Company’s goodwill may be found in Note 6 of the Notes to Consolidated Financial Statements.
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
Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2011. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts previously earned by NATCO Group Inc. (NATCO), and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded.  It is not practical for the Company to compute the amount of additional U.S. tax that would be due on amounts considered to be permanently reinvested.
Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness of cash flow hedges for the years ended December 31, 2011, 2010 and 2009 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.  At December 31, 2011, the Company also had in place fixed-to-floating rate interest rate swaps on a portion of its long-term fixed rate debt.  Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.
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
At December 31, 2011, the Company had a net liability totaling $12.4 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date.  See Note 18 of the Notes to Consolidated Financial Statements for further information.
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company’s plans was December 31, 2011.  As described more fully in Note 8 of the Notes to Consolidated Financial Statements, the assumptions used in calculating the pension amounts recognized in the Company’s consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2011 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan.  The Company’s inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals.  During 2011, the plan assets increased in value by approximately $15.0 million.  The difference between this actual return and an estimated growth in the value of those assets of $18.2 million will be deferred in accumulated other elements of comprehensive income and amortized as an increase to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2011, the Company had an after-tax actuarial loss, net of pension credits, totaling $56.2 million that will be amortized as an increase in future pension expense.  While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.
The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2012 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2011 for the Company’s most significant remaining pension plan, the United Kingdom pension plan:

(dollars in millions)	Increase (decrease) in 2012 pre-tax pension expense	Increase (decrease) in PBO at December 31, 2011

Change in Assumption:
25 basis point decrease in discount rate	$1.2	$12.7
25 basis point increase in discount rate	$(1.2)	$(11.2)
25 basis point decrease in expected return on assets	$0.6	$–
25 basis point increase in expected return on assets	$(0.6)	$–

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:
	Year Ended December 31,
	2011	2010	2009

Revenues	100%	100%	100%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	69.5	68.7	67.8
Selling and administrative expenses	14.4	14.0	13.7
Depreciation and amortization	3.0	3.3	3.0
Interest, net	1.2	1.2	1.7
Other costs (see Note 3)	2.5	0.8	1.5
Total costs and expenses	90.6	88.0	87.7

Income before income taxes	9.4	12.0	12.3
Income tax provision	(1.9)	(2.8)	(3.2)

Net income	7.5%	9.2%	9.1%

Recent Market Conditions

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Drilling activity (average number of working rigs during period)1:
United States	1,875	1,540	335	21.8%
Canada	423	351	72	20.5%
Rest of world	1,168	1,094	74	6.8%
Global average rig count	3,466	2,985	481	16.1%
Commodity prices (average of daily U.S. dollar prices per unit during period)2:
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	$95.05	$79.51	$15.54	19.5%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	$4.00	$4.37	$(0.37)	(8.5)%

Twelve-month futures strip price (U.S. dollar amount at period end)2:
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	$98.85	$93.68	$5.17	5.5%
Henry Hub Natural Gas contract (per MMBtu)	$3.30	$4.64	$(1.34)	(28.9)%

Number of deepwater floaters and semis under contract in competitive major markets at period end: 3
U.S. Gulf of Mexico	29	31	(2)	(6.5)%
Northwestern Europe	37	34	3	8.8%
West Africa	35	24	11	45.8%
Southeast Asia and Australia	32	27	5	18.5%

1   Based on average monthly rig count data from Baker Hughes
2   Source: Bloomberg
3   Source:  ODS – Petrodata Ltd.

The average number of worldwide operating rigs continued to increase during 2011, reaching their highest levels in the last decade, due largely to increased activity levels in North America.  Outside of North America, average 2011 rig counts also increased modestly in all other major regions of the world as compared to 2010.  Rig count levels worldwide have generally been on an upward trend since the second quarter of 2009, when levels bottomed out below 2,000 operating rigs, levels last seen during 2003, following a steep decline that started during the fourth quarter of 2008.
Crude oil prices (West Texas Intermediate, Cushing, OK) reached a high of nearly $114 per barrel in April 2011 before declining throughout much of the second and third quarters of the year.  Beginning in the fourth quarter of 2011, crude oil prices climbed from just under $80 per barrel at the beginning of the period to almost $100 per barrel by year end.  On average for the year, prices were up 19.5% compared to the average daily price in 2010.
Natural gas (Henry Hub) prices trended downward during 2011 and 2010 reaching their lowest levels since near the end of the third quarter of 2009.  On average, prices during 2011 were 8.5% lower than prices during 2010 and were just above the average daily prices during 2009.  The 12-month futures strip price for natural gas at December 31, 2011 was at its lowest level in the last three years covered by this report.  In response to the current low natural gas prices, several oil and gas exploration and production companies have indicated that they are curtailing development activities for “dry gas” wells.  To date, this activity has shifted to areas that produce gas with a mixture of liquid hydrocarbons (“wet gas” wells); thus there has been no significant drop off of overall U.S. activity levels to date which have negatively impacted the Company.  Should the 12-month futures strip price stay at currently depressed levels for a long period of time, the portion of the North American rig count directed to gas drilling could decline further, which could impact the Company’s future order flow.  Additionally, should the price of various liquid hydrocarbons drop dramatically, rather than shifting activities from dry gas wells to wet gas wells, customers may elect to curtail overall activity levels which could also negatively impact the Company’s future orders flow in the U.S.
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

Results of Operations

Consolidated Results – 2011 Compared to 2010

Net income for 2011 totaled $521.9 million, or $2.09 per diluted share, compared to net income for 2010 of $562.9 million, or $2.27 per diluted share.  The Company incurred approximately $0.58 per share of other costs in 2011, including approximately $0.47 per share related to a charge for an indemnity settlement reached with BP Exploration and Production, Inc. and legal costs incurred in connection with the Deepwater Horizon matter, which is discussed in further detail in Note 19 of the Notes to Consolidated Financial Statements.  Such other costs in 2010 amounted to approximately $0.15 per share.  Absent these costs, the Company’s earnings per diluted share would have been $2.67 per share in 2011 compared to $2.42 per share in 2010, an increase of approximately 10.3%.
Total revenues for the Company increased by $824.2 million, or 13.4%, from 2010 to 2011.  Stronger market conditions and higher activity levels in North America largely contributed to increased sales of drilling and surface equipment in the DPS segment, distributed and engineered valves in the V&M segment and compression equipment in the PCS segment.  Additionally, nearly 12% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2011.  Absent the effect of newly acquired businesses, consolidated revenues increased approximately 11.8% from 2010.
As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 68.7% in 2010 to 69.5% for 2011.  References to margins in the Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company’s Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2011.  The increase was due largely to the impact of lower margins in the PCS segment resulting mainly from lower bid margins and manufacturing inefficiencies in the process systems businesses.
Selling and administrative expenses increased $139.2 million, or 16.1%, during 2011 as compared to 2010, approximately 84% of which was due to higher employee and facility-related costs as a result of increased business volumes and international and aftermarket expansion efforts.
Depreciation and amortization increased $5.0 million, or 2.5%, during 2011 as compared to 2010.  Depreciation was up $17.6 million due mainly to increased capital spending (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface division and to enhance the aftermarket capabilities in the Drilling division, and (ii) for development of the Company’s enhanced business information systems.  Amortization expense declined $12.6 million, primarily in the PCS segment, as certain intangible assets became fully amortized in late 2010 and in 2011.
Net interest increased $6.0 million from 2010 to 2011.  The increase was due primarily to the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010.  The issuance of $750.0 million of senior unsecured notes in June 2011 increased interest expense by $17.5 million, however, this increase was almost entirely offset as a result of the redemption of the Company’s 2.5% Convertible Debentures during the year.

During 2011, the Company incurred $177.4 million of certain other costs as compared to $47.2 million in 2010.  These other costs consisted of:

	Year Ended December 31,
(dollars in millions)	2011	2010

Indemnity settlement with BP Exploration and Production Inc.	$82.5	$–
BOP litigation costs	60.7	12.5
Employee severance	5.7	8.8
NATCO acquisition integration costs	–	22.0
Mark-to-market impact on currency derivatives not designated as hedges	9.3	–
Costs associated with retiring the 2.5% convertible debentures	14.5	–
Acquisition and other restructuring costs	4.7	3.9
Total other costs	$177.4	$47.2

The Company’s effective tax rate for 2011 was 19.8% compared to 23.2% during 2010.  The components of the effective tax rates for both years were as follows:

	Year Ended December 31,
	2011		2010
(dollars in millions)	Tax Provision	Tax Rate	Tax Provision	Tax Rate
Provision based on international income distribution	$174.6	26.8%	$176.9	24.1%
Adjustments to income tax provision:
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	(18.4)	(2.9)	–	–
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(13.7)	(2.1)	–	–
Finalization of prior year returns	(6.6)	(1.0)	(5.9)	(0.8)
Accrual adjustments and other	(6.7)	(1.0)	(0.6)	(0.1)
Tax provision	$129.2	19.8%	$170.4	23.2%

Segment Results – 2011 Compared to 2010

DPS Segment
	Year Ended December 31,		Increase (Decrease)
($ in millions)	2011	2010	$	%

Revenues	$4,061.5	$3,718.3	$343.2	9.2%
Income before income taxes	$685.6	$666.7	$18.9	2.8%
Income before income taxes as a percent of revenues	16.9%	17.9%	N/A	(1.0)%

Orders	$4,343.4	$2,967.2	$1,376.2	46.4%
Backlog (at period-end)	$3,811.1	$3,195.9	$615.2	19.2%

Revenues
Approximately 27% of the increase in DPS segment revenues in 2011 compared to 2010 was due to incremental revenues from newly acquired businesses in 2011.  Absent the effect of these newly acquired businesses, revenues increased approximately 6.8%.  This increase in revenues was attributable to:
•
a 22% increase in surface equipment sales, reflecting strong market conditions and higher activity levels in most regions of the world, except for certain parts of North Africa due to recent unrest in that region, and

•
a 13% increase in sales of drilling equipment as drilling contractors and rig owners continued to place more focus during the year on obtaining aftermarket parts and services from original equipment manufacturers.

Offsetting these increases was a decline of 9% in subsea equipment sales as lower activity and shipment levels for major projects offshore West Africa, Venezuela and Egypt more than offset a nearly 30% increase in sales of subsea aftermarket parts and services.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:
•
a 0.6 percentage-point increase in the ratio of selling and administrative expenses to revenues due mainly to higher employee-related costs related to increased business volumes and international expansion efforts, as well as the impact of the reversal in 2010 of certain bad debt provisions recorded in previous periods related to certain international customers and higher legal costs,

•
a 0.3 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues due mainly to a decline in major subsea project margins, over 40% of which was due to a $51.0 million adjustment during 2011 related to cost overruns on a large subsea project in Nigeria, which more than offset improved margins in the surface equipment product line, and

•
a 0.2 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface division and higher capital spending for enhancements to the aftermarket capabilities in the Drilling division, as well as higher amortization of acquired intangibles.

Orders
Excluding the impact of new businesses acquired, order levels for the segment increased approximately 42.7% in 2011 as compared to 2010.  This increase consisted of:
•
a 126% increase in drilling equipment orders, nearly one-half of which was attributable to new major project awards involving jackup and land rigs, with increased demand for aftermarket spare parts, repairs and services accounting for an additional 25% of the increase,

•	a 21% increase in surface equipment orders due mainly to higher activity levels in all major regions of the world, and
•	a nearly 7% increase in subsea orders, largely for aftermarket parts and services.

Backlog (at period-end)
Backlog at December 31, 2011, was up 19% from the comparable level at December 31, 2010, due mainly to a 150% increase in backlog for drilling equipment and a 10% increase for surface equipment reflecting higher demand for these product lines and approximately $382 million of backlog added as a result of the acquisitions of LeTourneau Technologies, Inc. and Vescon Equipamentos Industrias Ltda. during 2011.  These increases were partially offset by a 16% decline in backlog for subsea equipment as new orders during the year did not keep pace with manufacturing activity levels.

V&M Segment

	Year Ended December 31,		Increase
($ in millions)	2011	2010	$	%

Revenues	$1,663.0	$1,273.3	$389.7	30.6%
Income before income taxes	$294.1	$188.0	$106.1	56.4%
Income before income taxes as a percent of revenues	17.7%	14.8%	N/A	2.9%

Orders	$2,000.7	$1,579.2	$421.5	26.7%
Backlog (at period-end)	$1,144.9	$833.8	$311.1	37.3%

Revenues
Sales increased by double-digit rates in all major product lines with distributed and engineered valves accounting for more than three-fourths of the total increase.
•	Sales of engineered valves increased 36% on the strength of higher North American activity levels and increased deliveries from higher beginning-of-the-year backlog for pipeline construction projects.
•
Higher current year bookings and higher beginning-of-the-year backlog levels, primarily due to improved market conditions in North America, contributed to a 35% increase in sales of distributed valves in 2011 as compared to 2010.

•
Better market conditions in North America and higher aftermarket activity in Asia Pacific also contributed to increases of 19%, 15% and 23% in sales of process valves, measurement products and aftermarket parts and services, respectively.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to:
•
a 1.9 percentage-point decrease in the ratio of selling and administrative costs to revenues as selling and administrative costs increased, primarily due to headcount increases and international sales and marketing expansion efforts, at nearly one-half of the rate of increase in revenues for the period resulting in an improved ratio of costs to revenues, and

•	a 0.9 percentage-point decline in the ratio of depreciation and amortization to revenues due mainly to lower amortization of intangible assets in relation to higher revenues.

Orders
Orders for all major product lines in the V&M segment increased by double-digit percentages in 2011 as compared to 2010 with more than three-fourths of the total increase a result of higher demand for distributed and engineered valves.  The primary drivers for the increase were:
•
higher North American activity levels, largely in unconventional resource areas, as well as increased North American pipeline construction activity, which led to a 43% increase in orders for distributed valves and a 24% increase in demand for engineered valves, and

•
increased project activity levels in North America and in the Asia Pacific region which contributed to a 23% increase in demand for process valves, a 22% increase in aftermarket parts and services orders and a 12% increase in demand for measurement equipment.

Backlog (at period-end)
Backlog levels for the V&M segment were up 37% from December 31, 2010 due to improved demand in all major product lines with distributed and engineered valves accounting for almost three-fourths of the total increase.

PCS Segment

	Year Ended December 31,		Increase (Decrease)
($ in millions)	2011	2010	$	%

Revenues	$1,234.5	$1,143.2	$91.3	8.0%
Income before income taxes	$116.0	$131.9	$(15.9)	(12.1)%
Income before income taxes as a percent of revenues	9.4%	11.5%	N/A	(2.1)%

Orders	$1,483.5	$1,244.1	$239.4	19.2%
Backlog (at period-end)	$1,013.1	$787.4	$225.7	28.7%

Revenues
The increase in segment revenues was due mainly to:
•
a 31% increase in sales of reciprocating compression equipment largely reflecting (i) a 151% increase in shipments of Superior compressors, mainly for larger scale international projects, and (ii) a 13% increase in demand for aftermarket parts and services from both domestic and international customers associated with a higher number of emissions projects and the addition of a new business early in the year, and

•	a 19% increase in sales of Centrifugal compression equipment as strong domestic and international market conditions led to double-digit increases in deliveries of each major product line.

Partially offsetting these increases was a 4% decline in process systems revenues largely due to project delays in the Custom Engineered business and manufacturing delays and inefficiencies encountered during the year.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:
•
a 3.4 percentage-point increase in the ratio of cost of sales (excluding depreciation and amortization) to revenues, due largely to a 4.9 percentage-point decrease in margins in the process systems businesses due largely to higher costs and manufacturing inefficiencies, partially offset by a 1.5 percentage-point improvement in Compression margins, and

•	a 0.4 percentage-point increase in selling and administrative expenses to revenues due mainly to higher employee and facility-related costs.

This was partially offset by a 1.7 percentage-point decrease in the ratio of depreciation and amortization to revenues, due mainly to a 31% decline in depreciation and amortization expense, largely as a result of lower amortization of intangible assets and lower capital spending for machinery and equipment in the process systems businesses.

Orders
Almost 90% of the increase in orders during 2011, as compared to 2010, was the result of higher order rates in the Centrifugal compression and process systems businesses.
•
Centrifugal compression orders were up 38% compared to 2010, largely on the strength of a 58% increase in demand, mainly from international customers, for engineered air, gas and air separation equipment and a 23% increase in domestic and international demand for new plant air machines.

•
Orders for process systems applications increased 16%, nearly 87% of which was due to a major award received in 2011 for a custom engineered oil dehydration and desalting system for use on a platform in the Gulf of Mexico.

Backlog (at period-end)
A 45% increase in Centrifugal compression equipment backlog, mainly for new engineered air units, and a 27% increase in process systems backlog accounted for nearly the entire increase in total segment backlog at the end of 2011 as compared to year-end 2010.  These increases were mainly the result of higher current period demand for new equipment outstripping shipments and manufacturing activity levels in 2011 for these product lines.

Corporate Segment

The loss before income taxes in the Corporate segment increased by $191.3 million from 2010 to 2011 (see Note 15 of the Notes to Consolidated Financial Statements).  This increase was due primarily to:
•	a $130.2 million increase in certain other costs described above and in Note 3 of the Notes to Consolidated Financial Statements,
•	$28.4 million of higher employee salaries, benefits and travel costs associated largely with increased headcount levels,
•
$8.4 million of foreign currency losses incurred in 2011 as compared to $8.7 million of foreign currency gains in 2010 as a result of exchange rate fluctuations on intercompany loans denominated in currencies other than the functional currency of the entities holding the loans,

•	the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010, and
•	an increase of $5.6 million in depreciation and amortization due primarily to higher capital spending for development of the Company’s enhanced business information systems.

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

Orders
Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased approximately 1% in 2010 as compared to 2009.  A 25% increase in orders for drilling equipment and a 17% increase in orders for surface equipment were largely offset by a 19% decline in subsea orders, mainly as a result of a new frame agreement for future delivery of subsea trees for projects offshore Brazil, valued at $300 million, entered into during 2009 that did not repeat during 2010.  The increased drilling equipment orders largely reflected higher demand for spares and repair services, as well as new land and surface blowout preventers.  Increased activity levels, due largely to unconventional resource opportunities in the United States, was the primary driver for the increase in demand for surface equipment during 2010.

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

Revenues
Absent the effect of businesses acquired since the beginning of 2009, revenues declined approximately 3% during 2010 as compared to 2009.  This decrease was due primarily to an 18% decrease in sales of engineered valves as a result of the low backlog levels existing at the beginning of 2010 as compared to the beginning of 2009.  This decrease was partially offset by a 32% increase in sales of distributed valves, due largely to higher 2010 activity levels in unconventional resource regions of North America.

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

Backlog (at period-end)
Reciprocating compression equipment backlog was up 72% at December 31, 2010 as compared to December 31, 2009, due largely to the higher order levels during 2010 for new Superior compressors.  Increased demand during 2010 for new plant air and engineered air units was largely responsible for a nearly 26% increase in centrifugal compression equipment backlog levels and stronger demand during 2010 for process systems solutions resulted in an 18% increase in backlog in that product line at December 31, 2010 as compared to December 31, 2009.

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

Liquidity and Capital Resources

Consolidated Statements of Cash Flows
Net cash provided by operating activities for 2011 totaled $208.5 million, a decrease of $85.7 million from the $294.2 million of cash provided by operations during 2010.
Contributing to this decrease was a decline in net income of $41.0 million in 2011.  Also, cash totaling $534.7 million was used to increase working capital and certain other net long-term assets and liabilities during 2011, as compared to $485.7 million used during 2010, an increase of approximately $49.0 million.  During 2011, receivables and inventory levels increased across all major product lines.  Higher receivables in the Drilling and Subsea divisions and the process systems businesses as a result of higher December shipments and manufacturing activity levels accounted for approximately two-thirds of the total increase in receivables for 2011.  Over 70% of the increase in inventory was the result of higher levels needed to meet current backlog requirements in the Engineered Valves, Drilling, Surface and Subsea divisions.  Partially offsetting these uses of cash was an increase of $149.2 million during 2011 in cash advances received from customers.
Cash used for investing activities increased $983.4 million in 2011 as compared to 2010.  Approximately $422.8 million of the increase was the result of a redeployment of certain of the Company’s cash and cash equivalents into short-term investments with maturities between 91 and 365 days in order to obtain higher yields.  Capital expenditures increased more than 93% in 2011 mainly as a result of increased spending on rental equipment in the Surface division to better serve the needs in the unconventional resource market, increased aftermarket expansion activities in the Drilling division, continued investment in upgrades to the Company’s information systems and capital expansion projects in the Subsea division.  Also, during 2011, the Company spent $421.3 million to acquire LeTourneau Technologies, Inc. and four other companies.
Cash provided by financing activities was $90.8 million in 2011 as compared to a use of cash of $86.3 million in 2010.   During 2011, the Company received $747.8 million of net proceeds from the public offering of senior unsecured notes.  These proceeds were primarily used to repurchase in the open market or to redeem $500.0 million principal amount of the Company’s 2.5% Convertible Debentures, including payment of a conversion premium, and to acquire call options on 5.0 million shares of the Company’s common stock at a total cash cost of $717.9 million.  The Company also increased certain other borrowings, primarily at international locations, by $45.7 million during 2011.
After the indemnity settlement was reached with BP Exploration and Production, Inc. in late 2011 (see Note 19 of the Notes to Consolidated Financial Statements), the Company reinstated its stock repurchase program with an authorization obtained from the Board of Directors allowing for purchases of up to $500 million of the Company’s common stock.  This new authorization replaced all previously existing authorizations.  During 2010, the Company acquired 3,176,705 shares of common stock at a total cost of $124.0 million and received $52.7 million in net proceeds from stock compensation plan transactions.

Future liquidity requirements
At December 31, 2011, the Company had $1.3 billion of cash, cash equivalents and short-term investments, approximately 59% of which was located in the United States.  Total debt at December 31, 2011 was nearly $1.6 billion, most of which was in the United States.  Excluding capital leases, approximately $319.5 million of the debt obligations have maturities within the next three-year period.  The remainder of the majority of the Company’s long-term debt is due in varying amounts between 2018 and 2041.
The Company’s orders, backlog and revenues for certain of its businesses have recently been at record levels.  The Company views its backlog of unfilled orders, current order rates, current rig count levels and current and future expected oil and gas prices to be, in varying degrees, leading indicators of and factors in determining its estimates of future revenues, cash flows and profitability levels.  Information regarding actual 2011 and 2010 average rig count and commodity price levels and forward-looking twelve-month market-traded futures prices for crude oil and natural gas are shown in more detail under the caption “Recent Market Conditions” above.   Additionally, the Company’s 2011 orders were up nearly 35% from 2010 levels and backlog at December 31, 2011 was nearly $6.0 billion, up almost 24% from levels at December 31, 2010.  A more detailed discussion of orders and backlog by segment may be found under “Segment Results – 2011 Compared to 2010” and “Segment Results – 2010 Compared to 2009” above.  As a result of these and other factors, the Company currently anticipates further growth in orders, backlog and revenues in 2012.  This growth is also expected to lead to increased needs for the use of cash for capital spending on new equipment and facilities and to increase working capital to meet the increased demand from its customers.
As described further in Note 19 of the Notes to Consolidated Financial Statements, the Company entered into an agreement with BP Exploration and Production, Inc. (BPXP) on December 15, 2011, pursuant to which BPXP agreed to indemnify Cameron for current and future compensatory claims against Cameron associated with the Deepwater Horizon incident in exchange for $250 million, $167.5 million of which was funded by insurance and the rest by the Company.
The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs, including estimated 2012 capital spending of approximately $500.0 million, with the existing cash, cash equivalents and short-term investments on hand, expected cash flow from future operating activities and amounts available under its $835.0 million five-year multi-currency Revolving Credit Facility, which ultimately expires on June 6, 2016.  At December 31, 2011, the amount available for borrowing under the Revolving Credit Facility totaled $809.6 million.
The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2011.

(dollars in millions)		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Debt (a)	$1,570.0	$3.2	$316.3	$0.5	$1,250.0
Capital lease obligations (b)	19.8	7.5	9.8	2.3	0.2
Operating leases	310.2	56.2	98.5	79.9	75.6
Purchase obligations (c)	1,164.3	888.0	195.7	80.6	–
Minimum required contributions to funded defined benefit pension plans (d)	9.6	9.6	−	−	−
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	14.8	2.1	3.7	3.3	5.7
Unrecognized tax benefits (e)	33.6	33.6	−	−	−

Total contractual cash obligations	$3,122.3	$1,000.2	$624.0	$166.6	$1,331.5

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on interest rates on the outstanding debt.
(b)	Payments shown include interest.
(c)	Represents outstanding purchase orders entered into in the ordinary course of business.
(d)	The Company does not estimate its future minimum required contributions beyond one year.
(e)
The balance shown represents the portion of the Company’s unrecognized tax benefits recorded as a current liability at December 31, 2011. The remaining balance of unrecognized tax benefits totaling $114.8 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years

Committed lines of credit available as of year-end	$1,222.0	$83.7	$408.3	$730.0	$	−
Standby letters of credit and bank guarantees	724.9	339.9	285.4	94.4		5.2
Financial letters of credit	20.4	15.4	5.0	−		−
Insurance bonds	31.4	31.2	0.1	0.1		–
Other financial guarantees	32.2	18.0	8.4	1.2		4.6

Total commercial commitments	$2,030.9	$488.2	$707.2	$825.7		$9.8

    The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2011, the Company had $724.9 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company’s products. Additional letters of credit and guarantees are outstanding at December 31, 2011 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company’s sales and profitability.
Demand for most of the Company’s products and services, and therefore its revenue, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the substantial decline in oil and gas prices which began during the latter half of 2008 and continued into early 2009, combined with the constricted credit markets during that time, caused reductions in orders by the Company’s customers during 2009 which have, in certain cases, negatively impacted the Company’s 2011 and 2010 revenues and profitability.  See also the discussion in “Recent Market Conditions” above.

The inability of the Company to deliver its backlog on time could affect the Company’s future sales and profitability and its relationships with its customers.
At December 31, 2011, the Company’s backlog was approximately $6.0 billion.  The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the market price performance of the Company’s common stock and other publicly-traded financial instruments.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company’s goodwill.
Total goodwill approximated $1.6 billion at December 31, 2011, a large portion of which was allocated to the Company’s PCS segment, which includes the majority of the NATCO operations acquired in 2009.  As a result of competitive pressures during the economic downturn that began prior to the acquisition of NATCO, the backlog of the Custom Process Systems business within the PCS segment carried an unusually low margin.  If the Company is unable to improve the margins on this portion of the PCS segment over time, an impairment of goodwill might be required.  Goodwill associated with the Custom Process Systems business was approximately $566.3 million at December 31, 2011.
No goodwill impairment charge was required based on the Company’s annual evaluation conducted in the first quarter of 2011.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.
Cameron is a significant participant in the subsea systems projects market.  This market is significantly different from most of the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and, in some cases, may require the development of new technology. The Company’s subsea business unit received orders in the amount of $1.2 billion during 2011.  Total backlog for the subsea business unit at December 31, 2011 was approximately $1.8 billion.  To the extent the Company experiences unplanned difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. The Company accounts for its subsea projects, as it does its separation and drilling projects, using accounting rules for construction-type and production-type contracts.  In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed.  Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and materially impact the Company’s future period earnings.  If the Company experiences cost overruns, the expected margin could decline.  Were this to occur, in accordance with the accounting guidance, the Company would record a cumulative adjustment to reduce the margin previously recorded on the related project in the period a change in estimate is determined.  As an example, the Company incurred a $51.0 million charge in 2011 for cost overruns on a large subsea project in Nigeria.  Subsea systems projects accounted for approximately 12.7% of total revenues for 2011. As of December 31, 2011, the Company had a subsea systems project backlog of approximately $1.2 billion.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.
Cameron provides products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other industrial markets.  Some of the Company’s equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed.  Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites for this and other equipment.  Because of  applications to which the Company’s products and services are put, particularly those involving the high temperature and pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to a customer’s other property, personal injury and environmental contamination, onshore or offshore.  Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company’s equipment.

Fluctuations in currency markets can impact the Company’s profitability.
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

The Company’s operations expose it to risks of non-compliance with multiple trade regulations and import/export laws and regulations.
The Company’s operations expose it to trade regulations and import/export regulations of multiple jurisdictions.  In addition to using “Centers of Excellence” for manufacturing products to be delivered around the world the Company imports raw materials, semi-finished goods as well as finished products into many countries for use in country or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems.  Most movement of raw materials, semi-finished or finished products by the Company involves exports and imports.  As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to the Company.  Cameron has received a number of inquiries from U.S. governmental agencies, including the U.S. Securities and Exchange Commission and the Office of Foreign Assets Control regarding compliance with U.S. trade sanction and export control laws as well as an inquiry from another country regarding compliance with its export regulations.  The Company regularly undergoes audits to determine compliance with import and customs laws and regulations.  Recently the Company underwent a Focused Assessment Audit regarding compliance with U.S. customs regulations and is currently undergoing a customs audit in Brazil, and has received inquiries regarding compliance with import and customs laws and regulations from several other countries.  The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010.  The Company has identified numerous errors in the assessment, the government has not provided appropriate supporting documentation for the assessment, and the Company believes a vast majority of this assessment will ultimately be proven to be incorrect.  As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter.  No amounts have been accrued for this assessment as of December 31, 2011 as no loss is currently considered probable.

The Company’s operations expose it to political and economic risks and instability due to changes in economic conditions, civil unrest, foreign currency fluctuations, and other risks, such as local content requirements inherent to international businesses.
The political and economic risks of doing business on a worldwide basis include the following:
•	volatility in general economic, social and political conditions;
•	the effects of civil unrest and sanctions imposed by the United States and other governments on transactions with various countries, such as Iran and, in 2011, Libya;
•	the effects of civil unrest on the Company’s business operations, customers and employees, such as that currently occurring in several other countries in the Middle East;
•
differing tax rates and/or increasing tax rates.  Economic conditions around the world have resulted in decreased tax revenues for many governments, which could lead to changes in tax laws in countries where the Company does business, including the United States.  Changes in tax laws could have a negative impact on the Company’s future results;

•	exchange controls or other similar measures that result in restrictions on repatriation of capital and/or income;
•	changes in currency rates;
•	reductions in the number or capacity of qualified personnel.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. Recent increases in activity levels in certain of these regions have increased the Company's risk of identifying and hiring sufficient numbers of qualified personnel to meet increased customer demand in selected locations.  The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in China, India and other developing countries. The ability of these suppliers to meet the Company’s demand could be adversely affected by the factors described above.
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

The Company’s operations require it to deal with a variety of cultures, exposing it to compliance risks.
Doing business on a worldwide basis necessarily involves exposing the Company and its operations to risks inherent in complying with the laws and regulations of a number of different nations. These laws and regulations include various anti-bribery laws.
The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture in which requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act (FCPA), the United Kingdom’s Bribery Act of 2010, and similar statutes of other nations, in these environments presents greater challenges to the Company than is the case in other, more developed countries.
In response to inquiries from the U.S. Department of Justice and the Securities and Exchange Commission, the Company recently concluded an investigation into possible FCPA violations in connection with importation of equipment and supplies into Nigeria.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability and proposed new regulations that would restrict activities to which the Company currently provides equipment and services.
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
The Company provides equipment and services to companies employing hydraulic fracturing or “fracing” and could be adversely impacted by new regulations of this enhanced recovery technique.  Environmental concerns have been raised regarding the potential impact on underground water supplies of fracturing which involves the pumping of water and certain chemicals under pressure into a well to break apart shale and other rock formations in order to increase the flow of oil and gas embedded in these formations.  Recently, certain U.S. states have proposed regulations regarding disclosure of chemicals used in fracing operations or have temporarily suspended issuance of permits for conducting such operations.  Additionally, the U.S. Environmental Protection Agency is conducting a study of the fracing process and is developing permitting guidance for these activities involving the use of diesel fuels in this process.  Should governmental regulations ultimately be imposed that restrict or curtail hydraulic fracing activities, the Company’s revenues and earnings could be negatively impacted.

Enacted and proposed climate protection regulations and legislation may impact the Company’s operations or those of its customers.
The United States Environmental Protection Agency (EPA) has made a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare and the EPA has enacted regulations requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions.  Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases.
To the extent the Company’s customers, particularly those involved in power generation, petrochemical processing or petroleum refining, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels in certain jurisdictions, which could negatively impact their demand for the Company’s products and services.
To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company’s cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly on modifications of certain of its compression products, which involve use of power generation equipment.
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

The implementation of an upgraded business information system may disrupt the Company’s operations or its system of internal controls.
The Company has underway a project to upgrade its SAP business information systems worldwide.  The first stage of this multi-year effort was completed at the beginning of the third quarter of 2011 with the deployment of the upgraded system for certain businesses within the Company’s PCS segment.  As this system continues to be deployed throughout the rest of the Company, delays or difficulties may initially be encountered in effectively and efficiently processing transactions and conducting business operations until such time as personnel are familiar with all appropriate aspects and capabilities of the upgraded systems.

The Company’s operations and information systems are subject to cybersecurity risks.
Cameron continues to increase its dependence on digital technologies to conduct its operations, to collect monies from customers and to pay vendors and employees.  Many of the Company’s files are digitized and more employees are working in almost paperless environments.  Additionally, the hardware, network and software environments to operate SAP, the Company’s main enterprise-wide operating system, have been outsourced to third parties.  Other key software products used by the Company to conduct its operations either reside on servers in remote locations or are operated by the software vendors or other third parties for the Company’s use as “Cloud-based” or “Web-based” applications.  The Company has also outsourced certain information technology development, maintenance and support functions.  As a result, the Company is exposed to potentially severe cyber incidents at both its internal locations and outside vendor locations that could disrupt its operations for an extended period of time and result in the loss of critical data and in higher costs to correct and remedy the effects of such incidents, although no such material incidents have occurred to date.  The Company has developed disaster recovery procedures and maintains security policies to control access to and changes in its operating systems and periodically reviews similar controls and policies of its key software, hardware and network vendors.

Environmental Remediation
The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2011, the Company’s consolidated balance sheet included a noncurrent liability of $5.6 million for environmental matters.

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
Under the direction of its corporate Vice President, Operations Integrity, Cameron has implemented a corporate “HSE Management System” based on the principles of ISO 14001 and OHSAS 18001.  The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron also has developed a corporate compliance audit program to address facility compliance with environmental, health and safety laws and regulations.  The compliance program utilizes independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements.  Audit reports are circulated to the senior management of the Company and to the appropriate business unit.  The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance.  Audit findings and corrective action plans are incorporated into and tracked on the corporate HSE data base.

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
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2011. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.

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
The fair values of the 4.5% and 6.375% 10-year Senior Notes and the 5.95% and 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates.  The fair value of the floating rate notes due June 2, 2014 is expected to approximate book value.
The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

At December 31, 2011, the Company was a party to three interest rate swaps which effectively reduce the Company’s rate on $400.0 million of its 6.375% fixed rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps.   Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the 3-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15.  At December 31, 2011, the fair value of the interest rate swaps was reflected on the Company’s consolidated balance sheet as an asset with the change in the fair value of the swaps reflected as an adjustment to the Company’s consolidated interest expense.
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
An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $39.8 million at December 31, 2011 ($82.4 million at December 31, 2010), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed-rate debt by $128.6 million at December 31, 2011 ($71.4 million at December 31, 2010).  A one-percentage-point decrease or increase in floating interest rates would not have had a material impact on the fair value of the Company’s interest rate swaps at December 31, 2011 or 2010.  This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity
Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2011 was as follows:

	Notional Amount Swaps	Notional Amount - Buy			Notional Amount - Sell
(in millions)	2012	2012	2013	Total	2012	2013	Total
FX Forward Contracts
Notional currency in:
EUR	–	123.7	11.3	135.0	(25.2)	–	(25.2)
GBP	–	34.0	–	34.0	(16.2)	–	(16.2)
RON	–	–	–	–	(10.0)	–	(10.0)
NOK	–	90.0	–	90.0	(37.2)	–	(37.2)
SGD	–	13.2	–	13.2	–	–	–
USD	–	48.5	–	48.5	(88.9)	(6.7)	(95.6)

Interest Rate Swaps
USD	800.0	–	–	–	–	–	–

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company’s outstanding derivatives was a $12.4 million liability to the Company at December 31, 2011, as compared to a net benefit to the Company of $5.1 million at December 31, 2010.

Fair Value of Financial Instruments
The Company had $898.9 million of cash equivalents and $423.5 million of short-term investments at December 31, 2011.  Cash equivalents represent highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase.  Short-term investments have original maturities of more than three months but less than one year.  Certain of these investments are valued based upon quoted or estimated market prices which represent levels 1 and 2 market inputs.
The fair value of the Company’s foreign exchange forward and option contracts are based on quoted exchange rates for the respective currencies applicable to similar instruments.  The fair value of the Company’s interest rate swaps are determined based on changes in quoted three-month LIBOR rates.  Both of these valuation methods are based on level 2 observable market inputs.
The Company’s international pension plans have assets available to fund future pension obligations totaling $275.9 million at December 31, 2011 ($261.3 million at December 31, 2010).  The majority of these assets are invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs).  A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2011, based on the framework established in “Internal Control – Integrated Framework”. However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.
In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the acquisition of LeTourneau Technologies, Inc. and four other businesses during 2011, for a total purchase price of $421.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded.  These operations accounted for less than 2% of the Company’s consolidated revenues and income before income taxes and less than 10% of total and net assets as of and for the year ended December 31, 2011.
Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2011, has issued a report on their audit of management’s internal control over financial reporting, which is included herein.

/s/ Jack B. Moore
Jack B. Moore President and Chief Executive Officer
Date: February 27, 2012

/s/ Charles M. Sledge
Charles M. Sledge Senior Vice President and Chief Financial Officer
Date: February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of  LeTourneau Technologies, Inc. and the four other businesses acquired during 2011, for a total purchase price of $421.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which are included in the 2011 consolidated financial statements of the Company and constituted less than 2% of the Company’s consolidated revenues and income before income taxes and less than 10% of total and net assets as of and for the year ended December 31, 2011.  Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of the five businesses acquired during 2011 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related statements of consolidated results of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2011 and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2011 and 2010, and the related statements of consolidated results of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 27, 2012

Consolidated Results of Operations

	Year Ended December 31,
(dollars in millions, except per share data)	2011	2010	2009

Revenues	$6,959.0	$6,134.8	$5,223.2

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,838.4	4,212.4	3,540.1
Selling and administrative expenses	1,001.5	862.3	715.6
Depreciation and amortization	206.6	201.6	156.6
Interest, net	84.0	78.0	86.5
Other costs (see Note 3)	177.4	47.2	81.6
Total costs and expenses	6,307.9	5,401.5	4,580.4

Income before income taxes	651.1	733.3	642.8
Income tax provision	(129.2)	(170.4)	(167.3)

Net income	$521.9	$562.9	$475.5

Earnings per common share:
Basic	$2.13	$2.32	$2.15
Diluted	$2.09	$2.27	$2.11

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in millions, except shares and per share data)	2011	2010

Assets
Cash and cash equivalents	$898.9	$1,832.5
Short-term investments	423.5	–
Receivables, net	1,757.3	1,056.1
Inventories, net	2,399.9	1,779.3
Other	349.0	265.0
Total current assets	5,828.6	4,932.9

Plant and equipment, net	1,500.1	1,247.8
Goodwill	1,615.3	1,475.8
Other assets	417.7	348.6

Total assets	$9,361.7	$8,005.1

Liabilities and stockholders’ equity
Current portion of long-term debt	$10.6	$519.9
Accounts payable and accrued liabilities	2,669.7	2,016.0
Accrued income taxes	–	38.0
Total current liabilities	2,680.3	2,573.9

Long-term debt	1,574.2	772.9
Deferred income taxes	184.5	95.7
Other long-term liabilities	215.3	170.2
Total liabilities	4,654.3	3,612.7

Commitments and contingencies	−	−

Stockholders’ equity:
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2011 and 2010	2.6	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	−	−
Capital in excess of par value	2,072.4	2,259.3
Retained earnings	3,370.2	2,848.3
Accumulated other elements of comprehensive income (loss)	(90.8)	(27.1)
Less: Treasury stock at cost, 17,579,397 shares at December 31, 2011 and 19,197,642 shares at December 31, 2010	(647.0)	(690.7)
Total stockholders’ equity	4,707.4	4,392.4

Total liabilities and stockholders’ equity	$9,361.7	$8,005.1

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

	Year Ended December 31,
(dollars in millions)	2011	2010	2009
Cash flows from operating activities:
Net income	$521.9	$562.9	$475.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	160.2	142.6	114.7
Amortization	46.4	59.0	41.9
Non-cash stock compensation expense	36.7	34.5	27.7
Deferred income taxes and tax benefit of stock compensation plan transactions	(22.0)	(19.1)	(35.8)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(461.1)	(81.4)	165.2
Inventories	(397.1)	(3.8)	(220.9)
Accounts payable and accrued liabilities	200.8	(291.7)	139.8
Other assets and liabilities, net	122.7	(108.8)	(94.6)
Net cash provided by operating activities	208.5	294.2	613.5
Cash flows from investing activities:
Increase in short-term investments, net	(422.8)	−	−
Capital expenditures	(388.1)	(200.7)	(240.9)
Acquisitions, net of cash acquired	(421.3)	(40.9)	11.2
Proceeds from sale of plant and equipment	19.6	12.4	4.1
Net cash used for investing activities	(1,212.6)	(229.2)	(225.6)
Cash flows from financing activities:
Short-term loan borrowings (repayments), net	45.7	(8.4)	(18.9)
Issuance of senior debt	747.8	−	−
Debt issuance costs	(4.7)	−	−
Redemption of convertible debentures	(705.7)	−	(131.1)
Sale (purchase) of equity call options, net	(12.2)	−	−
Purchase of treasury stock	(2.4)	(124.0)	(29.2)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	21.5	36.3	10.2
Excess tax benefits from stock compensation plan transactions	9.0	16.4	6.4
Principal payments on capital leases	(8.2)	(6.6)	(6.7)
Net cash provided by (used for) financing activities	90.8	(86.3)	(169.3)

Effect of translation on cash	(20.3)	(7.2)	21.4

Increase (decrease) in cash and cash equivalents	(933.6)	(28.5)	240.0
Cash and cash equivalents, beginning of year	1,832.5	1,861.0	1,621.0

Cash and cash equivalents, end of year	$898.9	$1,832.5	$1,861.0

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity

(dollars in millions)	Common Stock	Capital in Excess of Par value	Retained Earnings	Accumulated Other Elements of Comprehensive Income (Loss)	Treasury Stock	Total
Balance ― December 31, 2008	2.4	1,254.6	1,809.9	(84.2)	(638.2)	2,344.5
Net income			475.5			475.5
Foreign currency translation				86.6		86.6
Change in fair value of derivatives accounted for as cash flow hedges, net of $6.7 in taxes				11.3		11.3
Other comprehensive income from derivative transactions recognized in current year earnings, net of $9.6 in taxes				16.2		16.2
Impact after currency effects of actuarial gains/losses, net of $9.7 in taxes				(23.0)		(23.0)
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				2.4		2.4
Pension settlement loss				0.2		0.2
Comprehensive income						569.2
Equity securities issued for purchase of NATCO	0.2	982.1			6.2	988.5
Non-cash stock compensation expense		27.7				27.7
Purchase of treasury stock					(29.2)	(29.2)
Treasury stock issued under stock compensation plans		(30.1)			39.4	9.3
Tax benefit of stock compensation plan transactions		9.7				9.7
Balance ― December 31, 2009	2.6	2,244.0	2,285.4	9.5	(621.8)	3,919.7
Net income	–	–	562.9	–	–	562.9
Foreign currency translation	–	–	–	(50.1)	–	(50.1)
Change in fair value of derivatives accounted for as cash flow hedges, net of $2.9 in taxes	–	–	–	(6.1)	–	(6.1)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $5.2 in taxes				11.6		11.6
Impact after currency effects of actuarial gains/losses, net of $2.9 in taxes				4.5		4.5
Amortization of net actuarial losses and prior service credits, net of $1.1 in taxes	–	–	–	3.5	–	3.5
Comprehensive income						526.3
Non-cash stock compensation expense	–	34.5	–	–	–	34.5
Purchase of treasury stock	–	–	–	–	(124.0)	(124.0)
Treasury stock issued under stock compensation plans	–	(32.5)	–	–	67.9	35.4
Tax benefit of stock compensation plan transactions	–	17.4	–	–	–	17.4
NATCO purchase price allocation adjustment		(4.1)			(12.8)	(16.9)
Balance ― December 31, 2010	$2.6	$2,259.3	$2,848.3	$(27.1)	$(690.7)	$4,392.4
Net income			521.9			521.9
Foreign currency translation				(60.2)		(60.2)
Change in fair value of derivatives accounted for as cash flow hedges and other, net of $1.1 in taxes				(5.2)		(5.2)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1.5 in taxes				6.4		6.4
Impact after currency effects of actuarial gains/losses and plan amendments, net of $0.9 in taxes				(7.7)		(7.7)
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				3.0		3.0
Comprehensive income						458.2
Non-cash stock compensation expense		36.7				36.7
Purchase of treasury stock					(2.4)	(2.4)
Treasury stock issued under stock compensation plans		(25.4)			46.1	20.7
Tax benefit of stock compensation plan transactions		4.9				4.9
Conversion value of convertible debentures in excess of principal		(203.3)				(203.3)
Other		0.2				0.2
Balance ― December 31, 2011	$2.6	$2,072.4	$3,370.2	$(90.8)	$(647.0)	$4,707.4

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

   Company Operations — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS). Products include oil and gas pressure control and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers. Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.
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
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract.  This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on contracts are recorded in full in the period in which they become evident.
Approximately 26%, 36% and 28% of the Company's revenues for the years ended December 31, 2011, 2010 and 2009, respectively, were recognized under the accounting rules for construction-type and production-type contracts.
Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled “Cost of sales (exclusive of depreciation and amortization shown separately below)” in the accompanying Consolidated Results of Operations statements.
Cash Equivalents and Short-Term Investments — Cash equivalents consist of highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase.  Short-term investments consist primarily of commercial paper, U.S. Treasury securities, U.S. non-governmental agency asset-backed securities and corporate debt obligations that have maturities of more than three months but less than one year.  All of our short-term investments are classified as available-for-sale and recorded at fair value, with unrealized holding gains and losses recorded as a component of accumulated other comprehensive income (loss).
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
Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 55% of inventories at December 31, 2011 and 46% at December 31, 2010 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

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

Goodwill —The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required.  Generally, this review is conducted during the first quarter of each annual period.  Based upon the most recent annual evaluation, no impairment of goodwill was required.  The estimated fair value of each reporting unit for the 2011, 2010 and 2009 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) or other market-related valuation models consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  The Company’s reporting units for goodwill impairment evaluation purposes are the Drilling, Surface, Subsea and Flow Control divisions of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems divisions and the Aftermarket Services business of the V&M segment and the Process and Reciprocating Compression, Custom Process Systems and Centrifugal Compression divisions of the PCS segment.
Intangible Assets — The Company’s intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2011, 2010 or 2009.
Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell.  No material impairment of long-lived assets was required during the years ended December 31, 2011, 2010 or 2009.
Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.
Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims, assessments and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

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
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets.  The measurement date for all of the Company’s plans was December 31, 2011.
Stock-Based Compensation — At December 31, 2011, the Company had grants outstanding under seven stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company’s stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.
Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value.  Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2011, 2010 and 2009 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges under the accounting guidance described above.  Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.
The Company will also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt.  As these interest rate swaps are not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.
Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency.  The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates or exchange rates in effect on the date of the transaction; and (iii) stockholders’ equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.
For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at ending exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates or exchange rates in effect on the date of the transaction. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.
Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $10.9 million for the year ended December 31, 2011, a gain of $11.9 million for the year ended December 31, 2010 and a loss of $19.4 million for the year ended December 31, 2009.
Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2: Acquisitions

LeTourneau Technologies, Inc. — On October 24, 2011, the Company closed on the acquisition of LeTourneau Technologies, Inc., a wholly-owned subsidiary of Joy Global Inc., for $375.0 million in cash, subject to certain post-closing adjustments.  LeTourneau provides drilling equipment as well as rig designs and components for both the land and offshore rig markets and its results of operations have been included in the Company’s DPS segment from the date of acquisition.
Under the purchase method of accounting, the total purchase price was allocated to LeTourneau’s net tangible and identifiable intangible assets based on their fair values at the acquisition date.  The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.  The initial allocation was based on preliminary valuations.  The Company’s estimates and assumptions are subject to change upon the receipt of additional information required to finalize the valuations.  The primary areas of the purchase price allocation, which are not yet finalized, relate to inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain preacquisition contingencies and related adjustments to deferred taxes.  The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date.  The following table, set forth below, shows the total preliminary purchase price allocated to LeTourneau’s net tangible and identifiable intangible assets based on their estimated fair values at the acquisition date.  These items are included in the Company’s Consolidated Balance Sheet as of December 31, 2011 and are treated as non-cash additions, except for the cash cost of the acquisition, in the Company’s Consolidated Cash Flows Statement for the year ended December 31, 2011.

Preliminary Allocation as of December 31, 2011 (dollars in millions)

Cash	$0.6
Accounts receivable	81.0
Inventory	253.7
Other current assets	14.0
Property, plant and equipment	60.7
Goodwill	119.3
Intangibles	60.7
Other non-current assets	4.7
Accounts payable and accrued liabilities	(219.7)
Total purchase price	$375.0

Other Acquisitions — During 2011, the Company also acquired the stock of four other businesses for a total cash purchase price, net of cash acquired, of $46.9 million.  Vescon Equipamentos Industriais Ltda. was acquired to strengthen the Company’s surface product offerings in the Brazilian market and has been included in the DPS segment since the date of acquisition.  The remaining interest in Scomi Energy Sdn Bhd., previously a Cameron joint venture company, was acquired in order to strengthen the Company’s process systems offerings in the Malaysian market.  TS-Technology AS, a Norwegian company, was acquired to enhance the Company’s water treatment technology offerings.  Industrial Machine and Fabrication (“IMF”) was acquired to enhance the Company’s rotating compression aftermarket offerings.  The results of Scomi Energy Sdn Bhd, TS-Technology AS businesses, and IMF have been included in the PCS segment since the dates of the respective acquisitions.
Preliminary goodwill recorded from all acquisitions during 2011 was approximately $142.4 million, of which approximately $134.2 million is deductible for tax purposes.  The Company is still awaiting significant information relating to the fair value of the assets and liabilities of the acquired businesses in order to finalize the purchase price allocations.
During 2010, the Company acquired the assets or capital stock of two businesses for a total cash purchase price of $40.9 million.  These businesses were acquired to enhance the Company’s product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company’s consolidated financial statements for the periods subsequent to the acquisitions. Goodwill recorded as a result of these acquisitions was approximately $23.9 million.   Under the terms of the acquisition recorded in the V&M segment, the Company has the right and obligation under various conditions to purchase the remaining 49% capital stock interest it does not currently own.  The Company has reflected a liability in its consolidated balance sheet for the fair value of the remaining 49% interest the Company is required to purchase.
During 2009, the Company acquired 100% of the outstanding stock of NATCO Group Inc. (NATCO) by issuing common stock valued at $971.6 million and acquired the assets or capital stock of two other businesses for a total cash purchase price of $23.2 million. The majority of NATCO’s operations have been included in the PCS segment.  The other two businesses were acquired to enhance the Company’s product offerings or aftermarket services in the DPS and V&M segments. Total goodwill recorded from these three acquisitions was approximately $752.7 million.

Note 3: Other Costs
Other costs consisted of the following:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	$82.5	$–	$–
BOP litigation costs	60.7	12.5	–
Employee severance	5.7	8.8	61.0
NATCO acquisition integration costs	–	22.0	–
Mark-to-market impact on currency derivatives(1)	9.3	–	–
Costs associated with retiring the 2.5% convertible debentures	14.5	–	–
Acquisition and other restructuring costs	4.7	3.9	20.6
Total other costs	$177.4	$47.2	$81.6

(1) These derivatives have not been designated as accounting hedges.

NATCO acquisition integration costs consist of costs incurred for the integration of NATCO’s operations with the existing operations of the Company, primarily reflecting the costs associated with converting NATCO’s legacy operations to the Company’s SAP information systems.

Note 4: Receivables
Receivables consisted of the following:

	December 31,
(dollars in millions)	2011	2010

Trade receivables	$1,523.5	$991.2
Insurance company receivables related to the indemnity settlement with BP Exploration and Production Inc. (see Note 19)	167.5	–
Other receivables	76.2	78.9
Allowance for doubtful accounts	(9.9)	(14.0)

Total receivables	$1,757.3	$1,056.1

Note 5: Inventories
Inventories consisted of the following:

	December 31,
(dollars in millions)	2011	2010

Raw materials	$427.3	$166.5
Work-in-process	767.8	575.9
Finished goods, including parts and subassemblies	1,376.9	1,190.5
Other	12.5	12.1
	2,584.5	1,945.0
Excess of current standard costs over LIFO costs	(102.7)	(97.7)
Allowance for obsolete and excess inventory	(81.9)	(68.0)

Total inventories	$2,399.9	$1,779.3

Note 6: Plant and Equipment, Goodwill and Other Assets
Plant and equipment consisted of the following:

	December 31,
(dollars in millions)	2011	2010

Land and land improvements	$80.3	$73.8
Buildings	561.5	493.4
Machinery and equipment	1,208.0	1,040.9
Tooling, dies, patterns, etc.	189.6	148.3
Office furniture & equipment	156.9	140.0
Capitalized software	220.1	156.1
Assets under capital leases	54.3	46.2
Construction in progress	183.4	145.0
All other	33.9	42.2
	2,688.0	2,285.9
Accumulated depreciation	(1,187.9)	(1,038.1)

Total plant and equipment, net	$1,500.1	$1,247.8

Changes in goodwill during 2011 were as follows:

(dollars in millions)	DPS	V&M	PCS	Total

Balance at December 31, 2010	$306.4	$322.8	$846.6	$1,475.8
Current year acquisitions	134.2	–	8.2	142.4
Translation and other	(2.9)	(2.4)	2.4	(2.9)

Balance at December 31, 2011	$437.7	$320.4	$857.2	$1,615.3

 Other assets consisted of the following:

	December 31,
(dollars in millions)	2011	2010

Deferred income taxes	$56.3	$41.2
Other intangibles:
Gross:
Customer lists	144.0	118.0
Patents and technology	123.0	102.3
Trademarks	64.2	53.2
Noncompete agreements, engineering drawings and other	103.6	82.6
Accumulated amortization	(125.6)	(100.1)
Other	52.2	51.4

Total other assets	$417.7	$348.6

Amortization expense associated with the Company’s capitalized software and other amortizable intangibles recorded as of December 31, 2011 is expected to approximate $35.2 million, $31.8 million, $28.4 million, $21.2 million and $21.1 million for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

Note 7: Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in millions)	2011	2010

Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	$250.0	$–
Trade accounts payable and accruals	718.8	571.3
Salaries, wages and related fringe benefits	209.9	190.2
Advances from customers	1,012.5	863.3
Sales-related costs and provisions	118.1	90.2
Payroll and other taxes	76.0	67.4
Product warranty	65.0	45.7
Fair market value of derivatives(1)	17.6	1.8
Other	201.8	186.1

Total accounts payable and accrued liabilities	$2,669.7	$2,016.0

(1)  Additional information relating to the Company’s outstanding derivative contracts as of December 31, 2011 may be found in Note 18 of the Notes to Consolidated Financial Statements.

     Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in millions):

Balance December 31, 2010	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2011

$45.7	$42.5	$21.3	$(44.0)	$(0.5)	$65.0

Note 8: Employee Benefit Plans
As of December 31, 2011, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.
Certain of the Company’s employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees based in the United States receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.
Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in millions)	2011	2010	2009	2011		2010		2009

Service cost	$3.1	$2.9	$2.7	$	−	$	−	$	−
Interest cost	15.9	15.1	14.1		0.6		0.9		0.5
Expected return on plan assets	(18.2)	(15.8)	(13.3)		−		−		−
Amortization of prior service cost (credit)	–	–	−		(1.3)		(0.9)		(0.9)
Amortization of losses (gains)	5.8	6.7	5.7		(0.9)		(1.2)		(1.9)
Other	0.3	–	0.3		−		−		−

Total net benefit plan expense (income)	$6.9	$8.9	$9.5		$(1.6)		$(1.2)		$(2.3)

Included in accumulated other elements of comprehensive income at December 31, 2011 and 2010 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2012:

	December 31, 2011		December 31, 2010		Year Ending December 31, 2012
(dollars in millions)	Before Tax	After Tax	Before Tax	After Tax	Expected Amortization

Pension benefits:
Prior service credit	0.7	0.5	−	−	(0.1)
Actuarial losses, net	$(88.3)	$(65.8)	$(84.6)	$(61.4)	$5.9

Post retirement benefits:
Prior service credit	5.7	3.6	6.9	4.3	(1.3)
Actuarial gains	8.8	5.5	9.0	5.6	(0.9)

	$(73.1)	$(56.2)	$(68.7)	$(51.5)	$3.6

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2011	2010	2011	2010

Benefit obligation at beginning of year	$282.4	$274.5	$15.6	$18.3
Service cost	3.1	2.9	−	−
Interest cost	15.9	15.1	0.6	0.9
Plan participants’ contributions	1.0	0.9	−	−
Actuarial losses (gains)	7.1	5.8	(0.7)	1.2
Exchange rate changes	(0.2)	(8.5)	−	−
Benefits and expenses paid from plan assets	(12.2)	(8.3)	(1.4)	(1.9)
Plan amendments	(0.7)	−	−	(2.9)
Other	0.7	−	−	−

Benefit obligation at end of year	$297.1	$282.4	$14.1	$15.6

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $258.2 million and $244.6 million at December 31, 2011 and 2010, respectively.
The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2011	2010	2011		2010

Fair value of plan assets at beginning of year	$261.3	$242.2	$	−	$	−
Actual return on plan assets	15.0	24.4		−		−
Company contributions	10.4	9.4		1.4		1.9
Plan participants’ contributions	1.0	0.9		−		−
Exchange rate changes	0.1	(7.3)		−		−
Benefits and expenses paid from plan assets	(12.2)	(8.3)		(1.4)		(1.9)
Other	0.3	−		−		−

Fair value of plan assets at end of year	$275.9	$261.3	$	−	$	−

The status of the Company’s underfunded defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
	December 31,		December 31,
(dollars in millions)	2011	2010	2011	2010

Underfunded status at end of year:
Current	$(0.2)	$(0.2)	$(1.9)	$(2.2)
Non-current	(21.0)	(20.9)	(12.2)	(13.4)

Underfunded status at end of year	$(21.2)	$(21.1)	$(14.1)	$(15.6)

Actual asset investment allocations for the Company’s main defined benefit pension plan in the United Kingdom, which accounts for approximately 97% of total plan assets, were as follows:

	Pension Benefits
	2011	2010

U.K. plan:
Equity securities	53%	54%
Fixed income debt securities, cash and other	47%	46%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2011 and 2010, the investment strategy has been designed to approximate the performance of market indexes. The Company’s targeted allocation for the U.K. plan for 2012 and beyond is approximately 54.4% in equities, 40.7% in fixed income debt securities and 4.9% in real estate and other.
    During 2011, the Company made contributions totaling approximately $10.4 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2012 are currently expected to approximate $9.6 million assuming no change in the current discount rate or expected investment earnings.
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

The fair values of the Company’s pension plan assets by asset category at December 31, 2011 and 2010 were as follows:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total
(dollars in millions)	2011	2010	2011	2010	2011	2010	2011	2010

Cash and cash equivalents	$1.9	$10.2	$–	$–	$–	$–	$1.9	$10.2
Equity securities:
US equities	–	–	58.3	52.7	–	–	58.3	52.7
Non-U.S. equities	–	37.3	82.3	47.4	–	–	82.3	84.7
Bonds:
Non-US government bonds	–	–	89.9	21.0	–	–	89.9	21.0
Non-US corporate bonds	–	–	23.8	74.4	–	–	23.8	74.4
Alternative investments:
Insurance contracts	–	–	–	–	8.0	7.3	8.0	7.3
Real estate and other	–	–	–	–	11.7	11.0	11.7	11.0
Total assets	$1.9	$47.5	$254.3	$195.5	$19.7	$18.3	$275.9	$261.3

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010
Balance at beginning of the year	$18.3	$9.3
Purchases/Sales, net	0.7	10.6
Actual return on plan assets	0.9	1.3
Reclassification of plan assets to Level 2	–	(2.1)
Currency impact	(0.2)	(0.8)
Balance at end of the year	$19.7	$18.3

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010

Assumptions related to net benefit costs:
U.S. plans:
Discount rate	4.10%	5.03%	4.10%	5.03%
Health care cost trend rate	–	–	9.0%	9.0%
Measurement date	1/1/2011	1/1/2010	1/1/2011	1/1/2010

Foreign plans:
Discount rate	5.50%	5.50-5.75%	–	–
Expected return on plan assets	4.75-6.75%	5.50-6.75%	–	–
Rate of compensation increase	3.00-4.50%	3.00-4.50%	–	–
Measurement date	1/1/2011	1/1/2010	–	–

Assumptions related to end-of-period benefit obligations:
U.S. plans:
Discount rate	3.50%	4.10%	3.50%	4.10%
Health care cost trend rate	–	–	9.0%	9.0%
Measurement date	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Foreign plans:
Discount rate	5.00-5.75%	5.50%	–	–
Rate of compensation increase	3.00-4.25%	3.00-4.50%	–	–
Measurement date	12/31/2011	12/31/2010	–	–

The Company’s discount rate assumptions for its U.S. postretirement benefits plan and its U.K. and German defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.
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
The health care cost trend rate is assumed to decrease gradually from 9% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate does not have a material impact on the service and interest cost components in 2011 or the postretirement benefit obligation as of December 31, 2011.

Year-end amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets
	at December 31,		at December 31,
(dollars in millions)	2011	2010	2011	2010

Fair value of applicable plan assets	$275.9	$261.3	$11.2	$9.8
Projected benefit obligation of applicable plans	$297.1	$282.4	–	–
Accumulated benefit obligation of applicable plans	–	–	$20.7	$18.3

Future expected benefit payments are as follows:

(dollars in millions)	Pension Benefits	Postretirement Benefits

Year ended December 31:
2012	$12.3	$1.9
2013	$12.6	$1.8
2014	$12.9	$1.6
2015	$13.2	$1.5
2016	$13.5	$1.3
2017 - 2021	$72.3	$4.8

The Company’s United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay.  Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service.  In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee.  Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company’s expense under this plan for the years ended December 31, 2011, 2010 and 2009 amounted to $30.2 million, $25.9 million and $20.6 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2011, 2010 and 2009 amounted to $57.9 million, $41.9 million and $34.3 million, respectively.

Note 9: Stock-Based Compensation Plans
The Company has grants outstanding under seven equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company’s equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.
Stock-based compensation expense recognized was as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Outstanding restricted and deferred stock unit and award grants	$25.6	$26.0	$18.5
Unvested outstanding stock option grants	11.1	8.5	9.2

Total stock-based compensation expense	$36.7	$34.5	$27.7

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2011, 2010 and 2009  totaled approximately $13.5 million, $12.7 million and $10.2 million, respectively.

Stock options
Options with terms of seven or ten years have been granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company’s common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.
A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2011 is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)

Outstanding at January 1, 2011	6,253,118	$34.72	5.30	$100.1
Granted	725,071	51.24
Exercised	(1,176,125)	27.48
Forfeited	(24,108)	39.80
Expired	(20,500)	11.57

Outstanding at December 31, 2011	5,757,456	$38.36	4.55	$63.8

Vested at December 31, 2011 or expected to vest in the future	5,735,564	$38.33	4.53	$63.8

Exercisable at December 31, 2011	3,813,517	$34.78	3.22	$54.9

At
December 31, 2011

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$18.1

Weighted-average remaining expense recognition period (in years)	1.85

The fair values per share of option grants for the years ended December 31, 2011, 2010 and 2009 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2011	2010	2009

Expected life (in years)	2.8	2.5	2.4
Risk-free interest rate	0.38%	0.46%	1.1%
Volatility	42.6%	43.8%	32.0%
Expected dividend yield	0.0%	0.0%	0.0%

    The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.
The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,
	2011	2010	2009

Grant-date fair value per option	$14.47	$11.78	$8.10
Intrinsic value of options exercised (dollars in millions)	$31.5	$63.4	$23.5
Average intrinsic value per share of options exercised	$26.79	$22.46	$19.26

Restricted and deferred stock units and awards
Grants of restricted stock units are made to officers and key employees. The restricted stock units granted generally provide for vesting in one-third increments each year or three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment.
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
A summary of restricted and deferred stock unit award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2011 is presented below:

Restricted and Deferred Stock Units	Number	Weighted-Average Grant Date Fair Value

Nonvested at January 1, 2011	1,941,399	$35.02
Granted	682,246	50.67
Vested	(661,146)	50.89
Forfeited	(53,144)	38.99

Nonvested at December 31, 2011	1,909,355	$30.25

At December 31, 2011

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$34.7

Weighted-average remaining expense recognition period (in years)	1.56

Information on restricted and deferred stock units granted and vesting during the three years ended December 31, 2011 follows:

	Year Ended December 31,
	2011	2010	2009

Number of units granted with performance conditions	139,191	211,804	–
Intrinsic value of units vesting (dollars in millions)	$36.9	$29.2	$11.0
Total number of units granted	682,246	806,041	616,904
Weighted average grant date fair value per unit	$50.67	$41.81	$25.44

The fair value of restricted and deferred stock units is determined based on the closing trading price of the Company’s common stock on the grant date.
At December 31, 2011, 4,455,368 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt
The Company’s debt obligations were as follows:

	December 31,
(dollars in millions)	2011	2010

Senior notes:
Floating rate notes due June 2, 2014	$250.0	$–
6.375% notes due July 15, 2018	450.0	450.0
4.5% notes due June 1, 2021	250.0	–
7.0% notes due July 15, 2038	300.0	300.0
5.95% notes due June 1, 2041	250.0	–
Unamortized original issue discount	(3.8)	(1.8)
Convertible debentures:
2.5% notes due June 15, 2026	–	500.0
Unamortized discount	–	(6.9)
Other debt	70.0	37.5
Obligations under capital leases	18.6	14.0
	1,584.8	1,292.8
Current maturities	(10.6)	(519.9)
Long-term maturities	$1,574.2	$772.9

Senior Notes
Effective June 2, 2011, the Company completed the public offering of $750.0 million in aggregate principal amount of senior unsecured notes as follows:
•
$250.0 million principal amount of Floating Rate Senior Notes due June 2, 2014, bearing interest based on the 3-month London Interbank Offered Rate (LIBOR) plus 0.93%, per annum (1.46% at December 31, 2011).  The interest rate is reset quarterly and interest payments are due on March 2, June 2, September 2 and December 2 of each year, beginning September 2, 2011;

• $250.0 million principal amount of 4.5% Senior Notes due June 1, 2021; and
• $250.0 million principal amount of 5.95% Senior Notes due June 1, 2041.

Interest on the 4.5% and 5.95% Senior Notes is payable on June 1 and December 1 of each year, beginning December 1, 2011.  The 4.5% and 5.95% Senior Notes were sold at 99.151% and 99.972% of principal amount, respectively, and can both be redeemed in whole or in part by the Company prior to maturity in accordance with the terms of the respective Supplemental Indentures.  The Floating Rate Senior Notes are not redeemable by the Company prior to maturity.  All of the Company’s senior notes rank equally with the Company’s other existing unsecured and unsubordinated debt.
The proceeds from the debt offering were used for the purchase or redemption of the Company’s 2.5% Convertible Debentures (see below) and for general corporate purposes.

Convertible Debentures
In June 2011, the Company notified holders of its 2.5% Convertible Debentures that it was exercising its right to redeem for cash all of the outstanding debentures on July 6, 2011 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.  Holders of $295.5 million principal amount of debentures notified the Company they were instead electing to convert their debentures under the terms of the debenture agreement.  The Company elected to settle the entire conversion amount (principal plus the conversion value in excess of principal) in cash for those electing conversion.  The remaining $204.5 million principal amount of debentures were either purchased by the Company on the open market or redeemed for cash during June and July 2011.  As a result of these transactions, the Company retired all $500.0 million principal amount of its outstanding 2.5% Convertible Debentures for a total of $705.7 million in cash.  Approximately $203.3 million of the cash payment represented conversion value in excess of principal which has been recorded in capital in excess of par value.
In order to hedge a portion of the conversion value for the 2.5% Convertible Debentures, the Company entered into an agreement with a third party financial intermediary in the second quarter of 2011 to purchase 5.0 million call options on its common stock for a total premium payment of $21.9 million.

Multicurrency Revolving Letter of Credit and Credit Facilities
On June 6, 2011, the Company entered into a Second Amendment to its Credit Agreement dated April 14, 2008 (the Amended Credit Agreement).  This amendment increased the Company’s multicurrency borrowing capacity from $585.0 million to $835.0 million and extended the maturity date to June 6, 2016.  Similar to the original Credit Agreement, the Company may borrow funds at LIBOR plus a spread, which varies based on the Company’s current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional fee will be incurred.  The entire $835.0 million committed facility is available to the Company through April 14, 2013, with $730.0 million available thereafter through June 6, 2016.  At December 31, 2011, the Company had issued letters of credit totaling $25.4 million under this Amended Credit Agreement with the remaining amount of $809.6 million available for future use.
The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank.  At December 31, 2011, the Company had issued letters of credit totaling $95.9 million under this revolving credit facility, leaving a remaining amount of $154.1 million available for future use.

Other
Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 9.1% at December 31, 2011 (5.8% at December 31, 2010). Future maturities of the Company’s debt (including the remaining amount of unamortized discount but excluding capital leases) are approximately $3.2 million in 2012, $55.9 million in 2013, $260.4 million in 2014, $0.3 million in 2015, $0.2 million in 2016 and $1,246.2 million thereafter.
In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.
Information on interest expensed and paid during the three years ended December 31, 2011 was as follows:

	Year Ended December 31
(dollars in millions)	2011	2010	2009

Interest expensed	$92.4	$82.2	$92.4
Interest paid	$102.8	$73.0	$82.0

Note 11: Leases
The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2011, 2010 and 2009 were $74.7 million, $67.5 million and $57.4 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(dollars in millions)	Capital Lease Payments	Operating Lease Payments

Year ending December 31:
2012	$7.5	$56.2
2013	5.5	49.7
2014	4.3	48.8
2015	2.1	37.3
2016	0.2	42.6
Thereafter	0.2	75.6

Future minimum lease payments	19.8	310.2
Less: amount representing interest	(1.2)	–

Lease obligations at December 31, 2011	$18.6	$310.2

Note 12: Income Taxes
The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Income before income taxes:
U.S. operations	$590.3	$365.9	$223.9
Foreign operations	60.8	367.4	418.9

Income before income taxes	$651.1	$733.3	$642.8

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Current:
U.S. federal	$46.6	$102.5	$83.5
U.S. state and local	5.3	8.7	3.4
Foreign	96.4	83.1	119.4
	148.3	194.3	206.3

Deferred:
U.S. federal	5.9	(25.8)	(33.3)
U.S. state and local	2.1	0.9	(0.3)
Foreign	(27.1)	1.0	(5.4)
	(19.1)	(23.9)	(39.0)

Income tax provision	$129.2	$170.4	$167.3

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
	2011	2010	2009

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	1.03	1.02	0.38
Foreign statutory rate differential	(7.30)	(9.62)	(7.26)
Change in valuation allowance on deferred tax assets	(8.89)	6.76	1.99
Nondeductible expenses	2.47	1.64	1.54
Net U.S. tax on foreign source income	(1.67)	(9.52)	(5.00)
All other	(0.80)	(2.05)	(0.62)

Total	19.84%	23.23%	26.03%

Total income taxes paid (dollars in millions)	$121.2	$198.2	$231.2

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in millions)	2011	2010

Deferred tax liabilities:
Plant and equipment	$(137.6)	$(70.1)
Inventory	(4.5)	(14.0)
Convertible debentures	–	(2.5)
Intangible assets	(90.7)	(79.0)
Other	(9.3)	(10.1)
Total deferred tax liabilities	(242.1)	(175.7)

Deferred tax assets:
Postretirement benefits other than pensions	9.5	10.3
Reserves and accruals	120.4	60.7
Net operating losses and tax credits	102.0	153.7
Pensions	16.6	16.1
Other	22.0	21.0

Total deferred tax assets	270.5	261.8

Valuation allowance	(29.7)	(96.2)

Net deferred tax liabilities	$(1.3)	$(10.1)

Changes in the Company’s unrecognized tax benefits were as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Balance at beginning of year	$68.4	$60.4	$46.6
Increases due to tax positions taken prior to the fiscal year	4.2	1.0	26.1
Increases due to tax positions taken during the fiscal year	76.1	5.2	12.7
Decreases relating to settlements with tax authorities	(2.3)	(0.3)	(27.6)
Decreases resulting from the lapse of applicable statutes of limitation	(0.1)	(0.2)	(1.4)
Net increase due to translation and interest	2.1	2.3	4.0

Balance at end of year	$148.4	$68.4	$60.4

The Company has $33.6 million in unrecognized tax benefits which are expected to be settled during the next twelve-month period as a result of the conclusion of various income tax audits or due to the expiration of the applicable statute of limitations. The Company is not currently aware of any material amounts included as unrecognized tax benefits at December 31, 2011 that, if recognized, would not impact the Company’s effective income tax rate.
There were no material payments for interest or penalties for the years ended December 31, 2011, 2010 or 2009. Also, there were no material accruals for unpaid interest or penalties at December 31, 2011 or 2010.
The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years’ tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2006	2006	2008	2010	2004	2007

At December 31, 2011, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. The Company had a valuation allowance of $29.7 million as of December 31, 2011 against these net operating loss and credit carryforwards and other deferred tax assets.  Primarily due to utilization of prior year losses incurred in certain jurisdictions and utilization of excess foreign tax credits incurred in the U.S., valuation allowances decreased in 2011 by $57.9 million with a corresponding offset in the Company’s income tax expense.   The valuation allowance increased in 2010 by $49.6 million and increased in 2009 by $12.9 million, with a corresponding offset in the Company’s income tax expense, primarily due to losses incurred in certain jurisdictions and excess foreign tax credits incurred in the U.S.  Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance decreased by $2.6 million in 2011 and increased by $0.5 million in 2010 and $4.5 million in 2009 due to translation.  In addition, the valuation allowance decreased by $6.0 million in 2011 to reflect the Company’s determination that certain losses incurred have no possibility of being utilized; therefore, the deferred tax asset and corresponding valuation allowance have been removed from the components of deferred taxes.

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
The tax benefit that the Company receives with respect to certain stock compensation plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $4.9 million, $17.4 million and $9.7 million in 2011, 2010 and 2009, respectively.
The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.4 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.
The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2011 and 2010 was approximately $2.3 million and $9.5 million, respectively, and was not material in 2009.

Note 13: Stockholders’ Equity

Common Stock
In December 2011, the Board of Directors adopted a resolution allowing for the repurchase of shares of the Company’s common stock up to an amount of $500.0 million.  This authorization superceded and replaced all previous authorizations.  The Company, under this authorization, may purchase shares directly or indirectly by way of open market transactions or structured programs, including the use of derivatives, for the Company’s own account or through commercial banks or financial institutions.
Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding

Balance - December 31, 2008	236,316,873	(19,424,120)	216,892,753

Purchase of treasury stock	−	(935,178)	(935,178)
Stock issued related to the NATCO acquisition	23,637,708	237,323	23,875,031
Stock issued under stock compensation plans	−	1,668,217	1,668,217
Stock issued upon conversion of the 1.5% Convertible Debentures	3,156,891	−	3,156,891

Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714

Purchase of treasury stock	–	(3,176,705)	(3,176,705)
Stock issued under stock compensation plans	–	2,432,821	2,432,821

Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830

Purchase of treasury stock	–	(49,000)	(49,000)
Stock issued under stock compensation plans	–	1,667,245	1,667,245

Balance - December 31, 2011	263,111,472	(17,579,397)	245,532,075

     At December 31, 2011, 11,149,841 shares of unissued common stock were reserved for future issuance under various stock compensation plans.

Preferred Stock
The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $.01 per share.  Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Retained Earnings
Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $5.4 billion at December 31, 2011.

Note 14: Accumulated Other Elements of Comprehensive Income (Loss)
Accumulated other elements of comprehensive income (loss) comprised the following:

	December 31,
(dollars in millions)	2011	2010

Accumulated foreign currency translation gain (loss)	$(28.7)	$31.5
Prior service credits, net, related to the Company’s pension and postretirement benefit plans	4.1	4.3
Actuarial losses, net, related to the Company’s pension and postretirement benefit plans	(60.3)	(55.8)
Change in fair value of derivatives accounted for as cash flow hedges and other, net of tax	(5.9)	(7.1)

	$(90.8)	$(27.1)

Note 15: Business Segments
    The Company’s operations are organized into three separate business segments - DPS, V&M and PCS.
    The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services.
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
The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.
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
The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2011, 2010 and 2009, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $60.6 million, $55.2 million and $43.3 million, respectively. DPS accounted for 59%, 59% and 46% of each respective year’s total costs.

Summary financial data by segment follows:
	Year Ended December 31, 2011
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$4,061.5	$1,663.0	$1,234.5	$–	$6,959.0
Depreciation and amortization	$111.4	$40.3	$37.9	$17.0	$206.6
Interest, net	$–	$–	$–	$84.0	$84.0
Income (loss) before income taxes	$685.6	$294.1	$116.0	$(444.6)	$651.1
Capital expenditures	$255.6	$34.8	$21.6	$76.1	$388.1
Total assets	$4,784.5	$1,524.6	$2,101.9	$950.7	$9,361.7

	Year Ended December 31, 2010
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$3,718.3	$1,273.3	$1,143.2	$–	$6,134.8
Depreciation and amortization	$93.0	$42.4	$54.9	$11.3	$201.6
Interest, net	$–	$–	$–	$78.0	$78.0
Income (loss) before income taxes	$666.7	$188.0	$131.9	$(253.3)	$733.3
Capital expenditures	$104.6	$35.3	$19.7	$41.1	$200.7
Total assets	$3,570.1	$1,299.7	$1,750.8	$1,384.5	$8,005.1

	Year Ended December 31, 2009
(dollars in millions)	DPS	V&M		PCS	Corporate & Other		Consolidated

Revenues	$3,110.5		$1,194.7	$918.0	$	−	$5,223.2
Depreciation and amortization	$84.8		$36.2	$22.0		$13.6	$156.6
Interest, net	$–	$	−	$–		$86.5	$86.5
Income (loss) before income taxes	$574.7		$211.3	$147.4		$(290.6)	$642.8
Capital expenditures	$171.8		$50.0	$14.9		$4.2	$240.9
Total assets	$3,345.0		$1,181.3	$1,837.8		$1,361.3	$7,725.4

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company’s Corporate office, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by the Company’s General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company’s centralized Treasury function, all of the restructuring expense and acquisition-related costs for the Company, and all of the Company’s stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents, short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Revenues:
United States	$3,868.2	$3,281.5	$2,551.3
United Kingdom	741.2	1,041.0	663.4
Other foreign countries	2,349.6	1,812.3	2,008.5

Total revenues	$6,959.0	$6,134.8	$5,223.2

	December 31,
(dollars in millions)	2011	2010	2009

Long-lived assets:
United States	$2,411.8	$1,896.6	$1,769.3
United Kingdom	167.4	197.7	232.8
Other foreign countries	845.4	885.3	899.5

Total long-lived assets	$3,424.6	$2,979.6	$2,901.6

Note 16: Earnings Per Share
    The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in millions, except per share data)	2011	2010	2009

Net income	$521.9	$562.9	$475.5

Average shares outstanding (basic)	245.0	243.1	221.4
Common stock equivalents	2.1	2.4	2.2
Incremental shares from assumed conversion of convertible debentures	2.1	2.0	1.4

Shares utilized in diluted earnings per share calculation	249.2	247.5	225.0

Earnings per share:
Basic	$2.13	$2.32	$2.15
Diluted	$2.09	$2.27	$2.11

The Company’s 2.5% Convertible Debentures were included in the calculation of diluted earnings per share for the years ended December 31, 2011, 2010 and 2009, since the average price of the Company’s common stock exceeded the conversion price of the debentures during all or a portion of each year.  See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion and repurchase of these debentures during 2011.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

    The effect on net assets of non-cash operating, investing and financing activities was as follows:

(dollars in millions)	2011	2010	2009

Impact on net assets of indemnity settlement with BP Exploration and Production, Inc.	$(82.5)	$–	$–
Net assets of NATCO acquired in exchange for Cameron common stock, excluding net cash acquired	$–	$–	$954.1
NATCO purchase price allocation adjustment	$–	$(16.9)	$–
Tax benefit of stock compensation plan transactions	$4.9	$17.4	$9.7
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$(5.2)	$(6.1)	$11.3
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	$(7.7)	$4.5	$(23.0)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees
At December 31, 2011, the Company was contingently liable with respect to approximately $724.9 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $52.6 million, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $31.4 million of insurance bonds at December 31, 2011 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.
    The Company’s other off-balance sheet risks were not material at December 31, 2011.

Concentrations of Credit Risk and Major Customers
    Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2011. The Company typically does not require collateral for its customer trade receivables.  Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments.  See Note 4 of the Notes to Consolidated Financial Statements for additional information.
During 2011 and 2009, no individual customer accounted for more than 10% of the Company’s consolidated revenues.  Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company’s segments accounted for approximately 12% of the Company’s consolidated 2010 revenues.

Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, trade payables, derivative instruments and debt instruments. The book values of trade receivables, trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.
Following is a summary of the Company’s financial instruments which have been valued at fair value in the Company’s Consolidated Balance Sheets at December 31, 2011 and 2010:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total
(dollars in millions)	2011	2010	2011	2010	2011	2010	2011	2010

Cash and cash equivalents:
Cash	$491.7	$448.7	$–	$–	$–	$–	$491.7	$448.7
Money market funds	133.4	266.3	–	–	–	–	133.4	266.3
Commercial paper	–		140.4	778.7	–	–	140.4	778.7
U.S. treasury securities	–	162.7	–	–	–	–	–	162.7
U.S. non-governmental agency asset-backed securities	–	–	27.8	137.1	–	–	27.8	137.1
U.S. corporate obligations	29.1	–	–	–	–	–	29.1	–
Non-U.S. bank and other obligations	76.5	39.0	–	–	–	–	76.5	39.0
Short-term investments:
Commercial paper	–	–	213.5	–	–	–	213.5	–
U.S. Treasury securities	10.1	–	–	–	–	–	10.1	–
U.S. non-governmental agency asset-backed securities	–	–	77.3	–	–	–	77.3	–
U.S. corporate obligations	122.6	–	–	–	–	–	122.6	–
Derivatives, net asset (liability):
Foreign currency contracts	–	–	(13.8)	0.3	–	–	(13.8)	0.3
Interest rate contracts	–	–	1.4	4.8	–	–	1.4	4.8
	$863.4	$916.7	$446.6	$920.9	$–	$–	$1,310.0	$1,837.6

The amounts for cash equivalents were previously reported as being valued based on Level 1 market inputs.  It has been determined that the pricing methods for certain of these investments use significant other observable inputs and should be reported as Level 2.  This change had no impact on the reported fair value of cash equivalents for either of the periods presented.

Fair values for financial instruments utilizing level 2 inputs were determined from information obtained from third party pricing sources, broker quotes, calculations involving the use of market indices or mutual fund unit values determined based upon the valuation of the funds’ underlying assets.

At December 31, 2011, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.47 billion as compared to the $1.25 billion face value of the debt recorded, net of original issue discounts, in the Company’s Consolidated Balance Sheet.  At December 31, 2010, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.55 billion as compared to the $1.25 billion face value of the debt.

Derivative Contracts
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2011. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.  The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.
The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal.  At December 31, 2011, the Company was a party to three interest rate swaps which effectively reduce the Company’s rate on $400.0 million of its 6.375% fixed rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps.   Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the 3-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15.  At December 31, 2011, the fair value of the interest rate swaps was reflected on the Company’s consolidated balance sheet as an asset with the change in the fair value of the swaps reflected as an adjustment to the Company’s consolidated interest expense.
Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2011 was as follows:

	Notional Amount Swaps	Notional Amount - Buy			Notional Amount - Sell
(in millions)	2012	2012	2013	Total	2012	2013	Total
FX Forward Contracts
Notional currency in:
EUR	–	123.7	11.3	135.0	(25.2)	–	(25.2)
GBP	–	34.0	–	34.0	(16.2)	–	(16.2)
RON	–	–	–	–	(10.0)	–	(10.0)
NOK	–	90.0	–	90.0	(37.2)	–	(37.2)
SGD	–	13.2	–	13.2	–	–	–
USD	–	48.5	–	48.5	(88.9)	(6.7)	(95.6)

Interest Rate Swaps
USD	800.0	–	–	–	–	–	–

The fair values of derivative financial instruments recorded in the Company’s Consolidated Balance Sheets were as follows:

	December 31,
	2011		2010
(dollars in millions)	Assets	Liabilities	Assets	Liabilities

Derivatives designated as hedges:
Foreign exchange contracts –
Current	$1.9	$7.0	$0.7	$1.8
Non-current	–	0.6	–	–
Total derivatives designated as hedges	1.9	7.6	0.7	1.8

Derivatives not designated as hedges:
Foreign exchange contracts –
Current	2.5	10.6	1.4	–
Non-current	–	–	–	–

Interest rate swaps –
Current	1.4	–	–	–
Non-current	–	–	4.8	–
Total derivatives not designated as hedges	3.9	10.6	6.2	–

Total derivatives	$5.8	$18.2	$6.9	$1.8

The effects of derivative financial instruments on the Company’s consolidated financial statements for the years ended December 31, 2011 and December 31, 2010 were as follows (dollars in millions):

	Effective Portion
Derivatives in Cash Flow Hedging Relationships	Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives at December 31,			Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income at December 31,
	2011	2010	2009		2011	2010	2009

Foreign exchange contracts	$(6.3)	$(9.0)	$17.9	Revenues	$2.2	$(4.9)	$(17.3)

				Cost of Goods sold	(9.4)	(11.8)	$(8.4)

				Depreciation expense	(0.1)	(0.1)	(0.1)

	$(6.3)	$(9.0)	$17.9		$(7.3)	$(16.8)	$(25.8)

The amount of pre-tax gain (loss) from the ineffective portion of derivatives designated as hedging instruments and from derivatives not designated as hedging instruments was:

	Year Ended December 31,
(dollars in millions)	2011	2010	2009

Derivatives designated as hedging instruments:
Foreign currency contracts –
Cost of sales	$(0.8)	$(0.7)	$2.8

Derivatives not designated as hedging instruments:
Foreign currency contracts –
Cost of sales	(0.5)	2.7	1.1
Other costs	(9.3)	–	–

Equity call options –
Other costs	(12.2)	–	–

Interest rate swaps –
Interest, net	(0.2)	7.2	1.2
Total pre-tax gain (loss)	$(23.0)	$9.2	$5.1

Note 19: Contingencies

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

 Deepwater Horizon Matter
A blowout preventer (“BOP”) originally manufactured by the Company and delivered in 2001, and for which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig Deepwater Horizon when the rig experienced an explosion and fire resulting in bodily injuries and loss of life, the loss of the rig, and an unprecedented discharge of hydrocarbons into the Gulf of Mexico.
The Company was named as one of a number of defendants in over 350 suits asserting claims for personal injury, wrongful death, property damage, pollution and economic damages.  Most of these suits were consolidated into a single proceeding before a single Federal judge under rules governing multi-district litigation.  The consolidated case is styled: In Re: Oil Spill by the Oil Rig “Deep Water Horizon” in the Gulf of Mexico on April 20, 2010, MDL Docket No. 2179.  In addition, the defendants, including BP p.l.c. and certain of its subsidiaries, the operator and lease holder of Mississippi Canyon Block 252, Transocean Ltd. and certain of its affiliates, the rig owner and operator, Halliburton and the Company all asserted cross-claims against each other.  There are also a small number of cases filed in state courts which were not made part of the MDL proceedings.  The States of Alabama and Louisiana brought a claim for destruction of and/or harm to natural resources against those associated with this incident, including Cameron. The United States brought suit against BP and certain other parties associated with this incident for recovery under statutes such as the Oil Pollution Act of 1990 (OPA) and the Clean Water Act, which suit has been made part of the MDL proceedings.  The Company was not named as a defendant in this suit.  A shareholder derivative suit, Berzner vs. Erikson, et al., Cause No. 2010-71817, 190th District Court of Harris County, Texas, has been filed against the Company’s directors in connection with this incident and its aftermath alleging the Company’s directors failed to exercise their fiduciary duties regarding the safety and efficacy of its products.
On December 15, 2011, the Company entered into an  agreement with BP Exploration and Production Inc. (BPXP), guaranteed by BP Corporation North America Inc., pursuant to which BPXP agreed to indemnify the Company for any and all current and future compensatory claims and to pay on behalf of the Company any and all such claims associated with or arising out of the Deepwater Horizon incident the Company otherwise would have been obligated to pay, including claims arising under the Oil Pollution Act, claims for natural resource damages and associated damage-assessment costs, and other claims arising from third parties.  The agreement does not provide indemnification of the Company against any fines, penalties, punitive damages or certain other potential non-compensatory claims levied on or awarded against Cameron individually, none of which Cameron presently considers to be a material financial risk.
Under the terms of the agreement, in return for this indemnity and obligation to pay, as well as a mutual release of claims, the Company paid $250 million to BPXP in January 2012, approximately $167.5 million of which was funded by Cameron’s insurers.
Through December 31, 2011, the Company expensed legal fees of $73.2 million, including $13.9 million for estimated future costs of defense.  The Company is pursuing claims for an additional $50 million against one insurer which did not consent to and participate in the funding of the indemnity and settlement agreement.

 Other Litigation
The Company has been and continues to be named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits. At December 31, 2011, the Company’s consolidated balance sheet included a liability of approximately $8.9 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Tax Contingencies
The Company has legal entities in over 50 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations to which the Company is subject require interpretation and/or judgment. Although the Company believes the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent a taxing authority believes the Company has not prepared its tax filings in accordance with the authority’s interpretation of the tax laws and regulations, the Company could be exposed to additional taxes.

Environmental Matters
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which have been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2011, the Company’s consolidated balance sheet included a noncurrent liability of approximately $5.6 million for environmental matters.
In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.  The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of the property’s sale.
Based upon 2009 testing results of monitoring wells on the southeastern border of the plume, the Company notified 33 homeowners whose property is adjacent to the class area that their property may be affected.  The Company is taking remedial measures to prevent these properties from being affected.
The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company’s consolidated balance sheet included a liability of approximately $11.9 million for these matters as of December 31, 2011.

Other Contingencies
The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010.  The Company has identified numerous errors in the assessment, the government has not provided appropriate supporting documentation for the assessment, and the Company believes a vast majority of this assessment will ultimately be proven to be incorrect.  As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter.  No amounts have been accrued for this assessment as of December 31, 2011 as no loss is currently considered probable.

Note 20: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2011 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,501.3	$1,741.1	$1,685.9	$2,030.7
Revenues less cost of sales (exclusive of depreciation and amortization)	$443.4	$527.7	$549.3	$600.2
Other costs	$8.9	$20.1	$34.2	$114.2
Net income	$109.5	$148.0	$164.5	$99.9
Earnings per share:
Basic	$0.45	$0.60	$0.67	$0.41
Diluted	$0.43	$0.59	$0.67	$0.40

	2010 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,346.7	$1,452.7	$1,527.1	$1,808.3
Revenues less cost of sales (exclusive of depreciation and amortization)	$432.6	$468.0	$478.4	$543.4
Other costs	$10.3	$18.4	$10.4	$8.1
Net income	$120.4	$129.2	$148.7	$164.6
Earnings per share:
Basic	$0.49	$0.53	$0.61	$0.68
Diluted	$0.48	$0.52	$0.61	$0.66

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2011. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in millions, except per share data)	2011	2010	2009	2008	2007

Income Statement Data:
Revenues	$6,959.0	$6,134.8	$5,223.2	$5,848.9	$4,666.4

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,838.4	4,212.4	3,540.1	4,127.9	3,242.2
Selling and administrative expenses	1,001.5	862.3	715.6	668.3	577.6
Depreciation and amortization	206.6	201.6	156.6	132.1	109.8
Interest, net	84.0	78.0	86.5	43.0	13.1
Other costs	177.4	47.2	81.6	−	−
Charge for pension plan termination	–	–	−	26.2	35.7
Total costs and expenses	6,307.9	5,401.5	4,580.4	4,997.5	3,978.4

Income before income taxes	651.1	733.3	642.8	851.4	688.0
Income tax provision	(129.2)	(170.4)	(167.3)	(270.7)	(199.8)
Net income	$521.9	$562.9	$475.5	$580.7	$488.2

Basic earnings per share	$2.13	$2.32	$2.15	$2.67	$2.23
Diluted earnings per share	$2.09	$2.27	$2.11	$2.54	$2.11

Balance Sheet Data (at the end of period):
Total assets	$9,361.7	$8,005.1	$7,725.4	$5,902.4	$4,730.8
Stockholders’ equity	$4,707.4	$4,392.4	$3,919.7	$2,344.5	$2,133.7
Long-term debt	$1,574.2	$772.9	$1,232.3	$1,218.6	$682.4
Other long-term obligations	$399.8	$265.9	$277.1	$228.0	$221.8