Form 10-K, Exhibit 13
CAMERON INTERNATIONAL CORP
filed 2013-02-22
CIK 941548

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
   The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.  Products within this segment include surface and subsea production systems, drilling equipment packages, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.
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

Exposure to deepwater markets
The Company’s broad portfolio of products results in Cameron having a significant presence in the deepwater oil and gas drilling, production and infrastructure market.  Cameron provides drilling equipment packages for deepwater drilling rigs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the deepwater market.  In fact, six of the Company’s eleven divisions participate in this market.  Approximately 29% of the Company’s 2012 revenue was derived from the deepwater market.

Exposure to international markets
Revenues for the years ended December 31, 2012, 2011 and 2010 were generated from shipments to the following regions of the world (dollars in millions):

Region	2012	2011	2010

North America	$3,806.2	$3,084.0	$2,491.3
South America	607.8	647.8	524.7
Asia, including Middle East	1,924.8	1,270.9	1,178.2
Africa	901.9	1,002.1	1,182.4
Europe	913.8	753.8	655.2
Other	347.6	200.4	103.0

	$8,502.1	$6,959.0	$6,134.8

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, but which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products; the size and timing of orders; the Company’s ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company’s ability to convert backlog into revenues on a timely and profitable basis; warranty and product liability claims; the impact of acquisitions the Company has made or may make; the potential impairment of goodwill related to such acquisitions; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company’s products and services and the Company’s financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in “Factors That May Affect Financial Condition and Future Results” contained herein.
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
The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue and cost of sales recognition (commonly known as the percentage-of-completion accounting method), warranty obligations, bad debts, inventories, goodwill and  intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

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
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue and cost of sales are recognized in accordance with accounting rules relating to construction-type and production-type contracts.  Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method.  However, for certain specific types of drilling systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs.  Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on these contracts are recorded in full in the period in which they become evident.
Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and can materially impact the Company’s future period earnings.  Approximately 23%, 26% and 36% of the Company's revenues for the years ended December 31, 2012, 2011 and 2010, respectively, were recognized under accounting rules for construction-type and production-type contracts.
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
Goodwill and Intangible Assets — Cameron allocates the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities, based on their estimated fair values.  The Company will also typically allocate a portion of the purchase price to certain identifiable intangible assets, such as noncompete agreements, trademarks, trade names, patents, technology, customer relationships and backlog using various widely accepted valuation techniques such as discounted future cash flows and the relief-from-royalty and, excess earnings methods.  Each of these methods involves level 3 unobservable market inputs.  Any remaining excess of cost over allocated fair values is recorded as goodwill.  On many larger acquisitions, Cameron will engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets.  Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows, selling prices, replacement costs, royalty rates for use of assets, economic lives and the selection of a discount rate.
The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows consistent with the accounting guidance for fair value measurements.  Generally, this review is conducted during the first quarter of each annual period.  At December 31, 2012, goodwill recorded by the Company was approximately $1.9 billion.  Should the Company’s estimate of the fair value of any of its businesses, in particular the fair value of the CPS business with approximately $573.0 million of goodwill at December 31, 2012, decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required.  Based on information available as of December 31, 2012, no impairment indicators were identified for CPS.
Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  In such an event, the Company will determine the fair value of the asset using an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist.  If an impairment has occurred, the Company will recognize a loss for the difference between the carrying value and the estimated fair value of the intangible asset. Additional information relating to the Company’s goodwill and intangible assets may be found in Note 6 of the Notes to Consolidated Financial Statements.
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
Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management’s judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.  See Note 19 of the Notes to Consolidated Financial Statements.
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
Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2012. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

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
Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings in the same income statement caption as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness of cash flow hedges for the years ended December 31, 2012, 2011 and 2010 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.  The Company will also utilize, from time to time, interest rate swaps to achieve an overall desired position of fixed and floating rate debt.  Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.
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
At December 31, 2012, the Company had a net asset totaling $19.9 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date.  See Note 18 of the Notes to Consolidated Financial Statements for further information.
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company’s plans was December 31, 2012.  As described more fully in Note 8 of the Notes to Consolidated Financial Statements, the assumptions used in calculating the pension amounts recognized in the Company’s consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plans on the average yields at December 31, 2012 of hypothetical high-quality bond portfolios (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plans.  The Company’s inflation assumptions were based on an evaluation of external market indicators. The expected rates of return on plan assets were based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals.  During 2012, plan assets increased in value by approximately $23.3 million.  The difference between this actual return and an estimated growth in the value of those assets of $17.9 million will be deferred in accumulated other elements of comprehensive income and amortized as a decrease to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that were expected to best approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from pension and postretirement benefit plan assumptions are recorded in accumulated other elements of comprehensive income as a net actuarial loss and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2012, the Company had a net after-tax accumulated actuarial loss, totaling $89.7 million, that will be amortized as an increase in future pension expense.  While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2013 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2012 for the Company’s most significant pension plan, the United Kingdom pension plan:

(dollars in millions)	Increase (decrease) in 2013 pre-tax pension expense	Increase (decrease) in PBO at December 31, 2012

Change in Assumption:
25 basis point decrease in discount rate	$1.5	$15.0
25 basis point increase in discount rate	$(1.5)	$(14.3)
25 basis point decrease in expected return on assets	$0.6	$–
25 basis point increase in expected return on assets	$(0.6)	$–

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:
	Year Ended December 31,
	2012	2011	2010

Revenues	100%	100%	100%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	70.9	69.5	68.7
Selling and administrative expenses	13.7	14.4	14.0
Depreciation and amortization	3.0	3.0	3.3
Interest, net	1.0	1.2	1.2
Other costs (see Note 3)	0.4	2.5	0.8
Total costs and expenses	89.0	90.6	88.0

Income before income taxes	11.0	9.4	12.0
Income tax provision	(2.2)	(1.9)	(2.8)

Net income	8.8%	7.5%	9.2%

Recent Market Conditions

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Drilling activity (average number of working rigs during period)1:
United States	1,919	1,875	44	2.3%
Canada	365	423	(58)	(13.7)%
Rest of world	1,234	1,168	66	5.7%

Global average rig count	3,518	3,466	52	1.5%
Commodity prices (average of daily U.S. dollar prices per unit during period)2:
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	$94.10	$95.05	$(0.95)	(1.0)%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	$2.75	$4.00	$(1.25)	(31.2)%

Twelve-month futures strip price (U.S. dollar amount at period end)2:
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	$93.19	$98.85	$(5.66)	(5.7)%
Henry Hub natural gas contract (per MMBtu)	$3.60	$3.30	$0.30	9.1%

Contracted drillships and semi submersibles by location: 3
U.S. Gulf of Mexico	40	34	6	17.6%
Central and South America	84	76	8	10.5%
Northwestern Europe	45	42	3	7.1%
West Africa	32	36	(4)	(11.1)%
Southeast Asia and Australia	21	43	(22)	(51.2)%
Other	47	31	16	51.6%

	269	262	7	2.7%

1   Based on average monthly rig count data from Baker Hughes
2   Source: Bloomberg
3   Source:  IHS – Petrodata

The average number of worldwide operating rigs was up modestly compared to the average number of rigs in 2011, putting them at their highest levels in the last decade. The slight increase for the year occurred in spite of declining activity during the fourth quarter of 2012, particularly in the United States.  On an average annual basis, higher activity in the United States and other major regions of the world more than offset a 13.7% decline in Canadian activity when compared to the same period of last year.
Crude oil prices (West Texas Intermediate, Cushing, OK) reached a high of nearly $110 per barrel in February 2012 before declining to more modest levels throughout much of the remainder of the year.  On average for the year, prices were relatively consistent at $94.10 for 2012, compared to $95.05 for 2011. The 12-month futures strip price for crude oil was $93.19 at December 31, 2012.
Natural gas (Henry Hub) prices trended downward during the beginning of 2012 reaching their lowest level in April at $1.84/MMBtu before recovering during much of the remainder of the year. However, on average, prices during 2012 were 31% lower than prices during 2011, due largely to increased supplies available in North America as a result of new unconventional resource developments and higher activity levels in recent years. The 12-month futures strip price for natural gas at December 31, 2012 was $3.60, 5% above the spot price at that same date and 9% higher than the futures strip price at December 31, 2011.
The continued low price levels for natural gas has negatively affected gas drilling activity levels in North America and order rates for certain of the Company’s products, in particular distributed valves, that serve this market.  Continued low natural gas prices and the lack of recovery in the North American rig count may have a further adverse impact on the Company’s North American operations during 2013.

Results of Operations

Consolidated Results – 2012 Compared to 2011

Net income for 2012 totaled $750.5 million, or $3.02 per diluted share, compared to net income for 2011 of $521.9 million, or $2.09 per diluted share.  The Company incurred approximately $0.11 per share of other costs in 2012 as described further below.  Such other costs in 2011 amounted to approximately $0.58 per share.  Absent these costs, the Company’s earnings per diluted share would have been $3.13 per share in 2012 compared to $2.67 per share in 2011, an increase of approximately 17.2%.
Total revenues for the Company increased by $1.54 billion, or 22.2%, from $6.96 billion in 2011 to a record level of $8.50 billion for 2012.
•	Nearly 31% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2011.
•	Absent the effect of newly acquired businesses, consolidated revenues increased approximately 15% from 2011.
•
Higher aftermarket activity levels, particularly in unconventional resource regions in North America, the impact of higher beginning-of-year backlog on 2012 shipments and increased deliveries to certain international locations, such as Iraq, Latin America, Europe and Asia, contributed to higher revenues in each segment.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 69.5% in 2011 to 70.9% for 2012.  References to margins in the Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company’s Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2012.  The increase was due largely to:
•	the impact of lower margins in the DPS segment as a result of a decline in major subsea project margins and
•	the impact of businesses acquired since the beginning of 2011, which carry higher costs than certain other businesses in the segment.
Selling and administrative expenses increased $159.7 million, or 15.9%, during 2012 as compared to 2011.
•	As a percent of revenues, selling and administrative expenses declined from 14.4% in 2011 to 13.7% in 2012.
•	Higher employee and facility-related costs as a result of increased business volumes and international and aftermarket expansion efforts accounted for nearly all of the dollar increase.
Depreciation and amortization increased $48.1 million, or 23.3%, during 2012 as compared to 2011 mainly due to:
•
increased capital spending in recent periods (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface Systems division and to enhance the aftermarket capabilities in the Drilling Systems division and (ii) for development of the Company’s enhanced business information systems and,

•	the impact of newly acquired businesses, which accounted for nearly one-third of the increase in costs during 2012.
Net interest for 2012 totaled $90.4 million, an increase of $6.4 million from 2011.  The increase was due primarily to the issuance of $500.0 million principal amount of senior unsecured notes in May 2012, partially offset by higher interest income, mainly from higher rates of return during the year on invested cash balances.

During 2012, the Company incurred $33.5 million of certain other costs as compared to $177.4 million in 2011.  These other costs consisted of:

	Year Ended December 31,
(dollars in millions)	2012	2011

Impairment of intangibles	$17.6	$–
International pension settlement costs	6.6	–
Indemnity settlement with BP Exploration and Production Inc.	–	82.5
BOP litigation costs	2.5	60.7
Acquisition integration costs	13.2	–
Costs associated with retiring the 2.5% convertible debentures	–	14.5
Mark-to-market impact on currency derivatives not designated as accounting hedges	(15.7)	9.3
Joint venture formation costs	2.7	–
Severance, restructuring and other costs	6.6	10.4

Total other costs	$33.5	$177.4

The Company’s effective tax rate for 2012 was 20.0% compared to 19.8% during 2011.  The components of the effective tax rates for both years were as follows:

	Year Ended December 31,
	2012		2011
(dollars in millions)	Tax Provision	Tax Rate	Tax Provision	Tax Rate

Provision based on international income distribution	$239.3	25.5%	$174.6	26.8%
Adjustments to income tax provision:
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	–	–	(18.4)	(2.9)
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(25.2)	(2.7)	(13.7)	(2.1)
Finalization of prior year returns	(20.7)	(2.2)	(6.6)	(1.0)
Accrual adjustments and other	(5.9)	(0.6)	(6.7)	(1.0)

Tax provision	$187.5	20.0%	$129.2	19.8%

Segment Results – 2012 Compared to 2011

DPS Segment
	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2012	2011	$	%

Revenues	$4,871.3	$4,061.5	$809.8	19.9%
Income before income taxes	$712.3	$685.6	$26.7	3.9%
Income before income taxes as a percent of revenues	14.6%	16.9%	N/A	(2.3)%

Orders	$7,326.8	$4,343.4	$2,983.4	68.7%
Backlog (at period-end)	$6,576.4	$3,811.1	$2,765.3	72.6%

Revenues
Nearly 60% of the increase in DPS segment revenues in 2012 as compared to 2011 was due to incremental revenues from businesses acquired since the beginning of 2011.  Absent the effect of these newly acquired businesses, revenues increased approximately 8% mainly due to:
•
a 15% increase in surface equipment revenues, reflecting increased deployment of rental equipment in unconventional resource regions of North America, higher shipments to customers in Iraq, Latin America, and increased project activity levels in the Europe, Africa and Caspian Sea regions,

•
a nearly 9% increase in sales of drilling equipment, as drilling contractors and rig owners continued to place additional focus during the year on obtaining aftermarket parts and services from original equipment manufacturers, and

•	a 2% increase in subsea equipment sales, mainly reflecting higher aftermarket activity levels.
Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:
•
a 2.1 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues as a result of a decline in major subsea project margins and the impact of businesses acquired since the beginning of 2011, which carry higher costs than certain other businesses in the segment, and

•
a 0.3 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to the impact of newly acquired businesses and higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface Systems division.

Orders
Excluding the impact of new businesses acquired, order levels for the segment increased approximately 52% in 2012 as compared to 2011.  This increase consisted of:
•
a 61% increase in drilling equipment orders, nearly all of which was for major project awards of drilling stacks for new drillship construction and spares for existing rigs, as well as a complete drilling equipment package for a new ultra-deepwater drillship,

•
a 29% increase in surface equipment orders due mainly to higher demand for new equipment in Iraq, the North Sea and Latin America, as well as increased use of rental equipment in unconventional resource regions of North America, and

•
a 65% increase in subsea orders, largely due to a more than doubling of the number of new subsea trees awarded in 2012 as compared to 2011, mainly for use offshore Brazil, Egypt and in the South China Sea, along with new variation orders on existing projects.

Backlog (at period-end)
Backlog at December 31, 2012, was up nearly 73% from the comparable level at December 31, 2011, due mainly to increased demand in all major product lines, as well as the additional backlog added from businesses acquired during 2012. The growth in drilling backlog, excluding new acquisitions, accounted for approximately 60% of the total segment increase.

V&M Segment

	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2012	2011	$	%

Revenues	$2,142.2	$1,663.0	$479.2	28.8%
Income before income taxes	$425.8	$294.1	$131.7	44.8%
Income before income taxes as a percent of revenues	19.9%	17.7%	N/A	2.2%

Orders	$2,104.3	$2,000.7	$103.6	5.2%
Backlog (at period-end)	$1,051.0	$1,144.9	$(93.9)	(8.2)%

Revenues
Sales increased by double-digit rates in all major new equipment product lines with distributed and engineered valves accounting for three-fourths of the total increase.
•
Sales of engineered and process valves increased 40% and 34%, respectively,  as compared to 2011, as a result of higher North American and Asia Pacific activity levels in the pipeline construction and petrochemical markets, combined with higher beginning-of-the-year backlog levels.

•
Higher beginning-of-the-year backlog and strong market conditions for much of the year in North America, particularly in unconventional resource areas, contributed to a 24% increase in sales of distributed valves and a 18% increase of sales in measurement products in 2012 as compared to 2011.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to:
•
a 2.3 percentage-point decrease in the ratio of selling and administrative costs to revenues as selling and administrative expenses increased at less than one-third of the rate of increase in revenues during 2012, and

•
a 0.5 percentage-point decline in the ratio of depreciation and amortization to revenues due mainly to the impact of relatively flat depreciation and amortization expense on an increasing revenue base, offset by a 0.7 percentage-point increase in the ratio of cost of sales to revenues, due to changes in the mix of sales of  higher versus lower-margin products.

Orders
Overall, orders increased 5% for the segment due to double-digit increases in all product lines except distributed valves, which experienced a 10% decrease.  Demand for engineered and process valves for domestic and international gas storage, processing and transportation projects remained strong in 2012, while weak natural gas price levels began to negatively impact order rates during the latter part of 2012 from distributors serving the  Canadian market and the unconventional resource regions of the United States.

Backlog (at period-end)
Backlog levels for the V&M segment decreased 8.2% from December 31, 2011, with distributed valves accounting for almost 85% of the decrease as a result of the recent weakening in the North American activity levels as described above.

PCS Segment

	Year Ended December 31,		Increase (Decrease)
dollars in millions)	2012	2011	$	%

Revenues	$1,488.6	$1,234.5	$254.1	20.6%
Income before income taxes	$147.1	$116.0	$31.1	26.8%
Income before income taxes as a percent of revenues	9.9%	9.4%	N/A	0.5%

Orders	$1,455.6	$1,483.5	$(27.9)	(1.9)%
Backlog (at period-end)	$969.8	$1,013.1	$(43.3)	(4.3)%

Revenues
The increase in segment revenues was due mainly to:
•
a 25% increase in process systems revenues largely reflecting (i) a 46% increase in shipments of standard and traditional separation equipment mainly for use in unconventional resource regions of North America, and (ii) a 15% increase in custom engineered equipment revenues due to higher activity levels on certain large international projects,

•
a 58% increase in sales of engineered air equipment mainly associated with large multi-unit shipments of process gas equipment worldwide and higher deliveries of air separation and engineered air units, and

•	a 26% increase in shipments of Superior compressors mainly for a large project in Asia.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to revenues increasing at nearly 21% while depreciation and amortization remained relatively flat compared to 2011 and selling and administrative expenses increased at only one-half the rate of increase in revenues.  Combined, these factors accounted for a 1.8 percentage point decrease in the ratio of such costs to revenues.
This was partially offset by a 1.3 percentage-point increase in the ratio of cost of sales (excluding depreciation and amortization) to revenues, due mainly to a decline in reciprocating and centrifugal compression equipment margins as a result of higher costs and a mix shift in the volume of sales of these product lines in relation to increased sales of lower-margin process systems equipment.

Orders
Centrifugal compression orders declined 12% in 2012 as compared to 2011 largely as a result of lower worldwide demand for industrial plant air machines and lower order rates for engineered air equipment, mainly from customers in China.  This impact was partially offset by growth in demand for process gas units for use in fuel gas boosting and micro liquefied natural gas/refrigeration applications.
Also offsetting a portion of the decline in demand for centrifugal compression equipment was a 23% increase in orders for new Superior compressors, mainly for use on a large project in Asia.

Backlog (at period-end)
A 16% decrease in reciprocating compression equipment backlog, mainly for new Superior compressors, and a 5% decrease in process systems backlog accounted for nearly the entire decline in total segment backlog at the end of 2012 as compared to year-end 2011.  These decreases were mainly the result of shipments and manufacturing activity levels outstripping new order rates for these product lines during 2012.

Corporate Segment

The loss before income taxes in the Corporate segment decreased by $97.4 million from 2011 to 2012 (see Note 15 of the Notes to Consolidated Financial Statements).  This decrease was due primarily to a reduction of $143.9 million in other costs as described above and in Note 3 of the Notes to Consolidated Financial Statements.  This reduction was partially offset by $45.1 million of additional selling and administrative expenses, nearly all of which was due to higher salaries, benefits and travel costs largely associated with increased headcount levels and higher earned incentive and stock-based compensation costs.

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

During 2011, the Company incurred $177.4 million of certain other costs as compared to $47.2 million in 2010.  These other costs consisted of:

	Year Ended December 31,
(dollars in millions)	2011	2010

Indemnity settlement with BP Exploration and Production Inc.	$82.5	$–
BOP litigation costs	60.7	12.5
Acquisition integration costs	–	22.0
Costs associated with retiring the 2.5% convertible debentures	14.5	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	9.3	–
Acquisition and other restructuring costs	10.4	12.7

Total other costs	$177.4	$47.2

The Company’s effective tax rate for 2011 was 19.8% compared to 23.2% during 2010.  The components of the effective tax rates for both years were as follows:

	Year Ended December 31,
	2011		2010
(dollars in millions)	Tax Provision	Tax Rate	Tax Provision	Tax Rate

Provision based on international income distribution	$174.6	26.8%	$176.9	24.1%
Adjustments to income tax provision:
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	(18.4)	(2.9)	–	–
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(13.7)	(2.1)	–	–
Finalization of prior year returns	(6.6)	(1.0)	(5.9)	(0.8)
Accrual adjustments and other	(6.7)	(1.0)	(0.6)	(0.1)

Tax provision	$129.2	19.8%	$170.4	23.2%

Segment Results – 2011 Compared to 2010

DPS Segment
	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2011	2010	$	%

Revenues	$4,061.5	$3,718.3	$343.2	9.2%
Income before income taxes	$685.6	$666.7	$18.9	2.8%
Income before income taxes as a percent of revenues	16.9%	17.9%	N/A	(1.0)%

Orders	$4,343.4	$2,967.2	$1,376.2	46.4%
Backlog (at period-end)	$3,811.1	$3,195.9	$615.2	19.2%

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

V&M Segment

	Year Ended December 31,		Increase
(dollars in millions)	2011	2010	$	%

Revenues	$1,663.0	$1,273.3	$389.7	30.6%
Income before income taxes	$294.1	$188.0	$106.1	56.4%
Income before income taxes as a percent of revenues	17.7%	14.8%	N/A	2.9%

Orders	$2,000.7	$1,579.2	$421.5	26.7%
Backlog (at period-end)	$1,144.9	$833.8	$311.1	37.3%

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

PCS Segment

	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2011	2010	$	%

Revenues	$1,234.5	$1,143.2	$91.3	8.0%
Income before income taxes	$116.0	$131.9	$(15.9)	(12.1)%
Income before income taxes as a percent of revenues	9.4%	11.5%	N/A	(2.1)%

Orders	$1,483.5	$1,244.1	$239.4	19.2%
Backlog (at period-end)	$1,013.1	$787.4	$225.7	28.7%

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

Liquidity and Capital Resources

Consolidated Statements of Cash Flows
Net cash provided by operating activities for 2012 totaled $682.9 million, an increase of $474.4 million, from the $208.5 million of cash provided by operating activities during 2011.
Contributing to this increase was higher net income of $228.6 million in 2012 as compared to 2011, and improved net collections of receivables totaling $317.1 million year-over-year.

Cash used for investing activities decreased from $1.21 billion in 2011 to $842.6 million in 2012.  During 2012, the Company had capital expenditures of $427.2 million, largely related to construction of a new drilling plant in Singapore, expansion of two subsea facilities in Brazil, additional investment in rental equipment by the Surface Systems division, capital spending on the Company’s enhanced enterprise-wide business information systems and additional investment worldwide in new and expanded aftermarket facilities.   The Company also spent $349.3 million for the acquisition of four new businesses added to its DPS segment during the year, which are described further in Note 2 of the Notes to Consolidated Financial Statements, and added $93.7 million to its portfolio of short-term investments in 2012.    During 2011, the Company redeployed a net amount of nearly $422.8 million of its cash and cash equivalents into short-term investments with maturities between 91 and 365 days.  This accounted for most of the increased use of cash for investing activities in 2011 as compared to 2012.
Cash provided by financing activities was $444.8 million in 2012 as compared to $90.8 million in 2011.   During 2012, the Company issued $500.0 million principal amount of senior unsecured notes as described more fully in Note 10 of the Notes to Consolidated Financial Statements.  Net loan repayments during 2012 totaled $41.9 million, mainly for repayment of debt in the Company’s Brazilian subsidiary utilizing proceeds obtained from the issuance of the senior notes as described above.   Additionally, the Company acquired 412,800 treasury shares at total cost of $21.3 million and received proceeds from stock option exercises, net of tax payments, during 2012 amounting to approximately $12.3 million.  The cash provided by financing activities in 2011 mainly came from additional borrowings at certain international locations and proceeds from stock compensation plan transactions.  The Company also issued $750.0 million principal amount of senior unsecured notes during 2011 utilizing a substantial portion of the proceeds received to redeem its outstanding 2.5% convertible debentures that year.

Future liquidity requirements
At December 31, 2012, the Company had $1.7 billion of cash, cash equivalents and short-term investments, over 60% of which was located in the United States.  Total debt at December 31, 2012 was nearly $2.1 billion, most of which was in the United States.  Excluding capital leases, nearly $520 million of the debt obligations have maturities within the next three-year period.  The remainder of the Company’s long-term debt is due in varying amounts between 2018 and 2041.
The Company’s orders, backlog and revenues, in total, and for certain of its businesses, have recently been at record levels.  The Company views its backlog of unfilled orders, current order rates, current rig count levels and current and future expected oil and gas prices to be, in varying degrees, leading indicators of and factors in determining its estimates of future revenues, cash flows and profitability levels.  Information regarding actual 2012 and 2011 average rig count and commodity price levels and forward-looking twelve-month market-traded futures prices for crude oil and natural gas are shown in more detail under the caption “Recent Market Conditions” above.  Additionally, the Company’s 2012 orders were up nearly 39% from 2011 levels and backlog at December 31, 2012 was nearly $8.6 billion, up 44% from December 31, 2011.  A more detailed discussion of orders and backlog by segment may be found under “Segment Results – 2012 Compared to 2011” and “Segment Results – 2011 Compared to 2010” above.  As a result of these and other factors, the Company currently anticipates further growth in consolidated orders, backlog and revenues in 2013, although certain shorter cycle businesses may be negatively impacted in the near term by the recent weakening in activity levels for dry gas developments in certain unconventional resource regions of North America and economic uncertainty in various other parts of the world.  This growth is also expected to lead to increased needs for the use of cash for capital spending on new equipment and facilities, currently expected to approximate nearly $500 million for 2013, and to increase working capital in certain businesses to meet the increased demand from its customers.
Additionally, as described more fully in Note 2 of the Notes to Consolidated Financial Statements, the Company expects to receive $600.0 million from Schlumberger and will incur various costs during 2013, which will be reflected as “Other costs” in the Consolidated Results of Operations statement, in connection with the formation and integration of the OneSubsea joint venture into the Company’s existing operations.
The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs with existing cash, cash equivalents and short-term investments on hand, expected cash flow from future operating activities, amounts to be received from establishment of the OneSubsea joint venture described above and amounts available under its $835.0 million five-year multi-currency Revolving Credit Facility, which ultimately expires on June 6, 2016.  At December 31, 2012, the amount available for borrowing under the Revolving Credit Facility totaled $809.6 million.  The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank, expiring on February 2, 2015.  At December 31, 2012, the Company had issued letters of credit totaling $199.0 million under this revolving credit facility, leaving a remaining amount of $51.0 million available for future use.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2012.

(dollars in millions)		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Debt (a)	$2,019.6	$18.9	$500.6	$0.1	$1,500.0
Capital lease obligations (b)	121.1	12.3	22.1	10.9	75.8
Operating leases	386.8	65.0	112.9	91.1	117.8
Purchase obligations (c)	1,322.5	1,283.8	38.7	–	–
Minimum required contributions to funded defined benefit pension plans (d)	11.8	11.8	−	−	−
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	13.3	1.9	3.3	3.0	5.1
Unrecognized tax benefits (e)	15.0	15.0	−	−	−

Total contractual cash obligations	$3,890.1	$1,408.7	$677.6	$105.1	$1,698.7

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on interest rates on the outstanding debt.
(b)	Payments shown include interest.
(c)	Represents outstanding purchase orders entered into in the ordinary course of business.
(d)	The Company does not estimate its future minimum required contributions beyond one year.
(e)
The balance shown represents the portion of the Company’s unrecognized tax benefits recorded as a current liability at December 31, 2012. The remaining balance of unrecognized tax benefits totaling $106.0 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years

Committed lines of credit available as of year-end	$1,181.0	$66.0	$280.0	$835.0	$	−
Standby letters of credit and bank guarantees	940.7	439.4	381.6	97.7		22.0
Financial letters of credit	26.5	13.9	12.6	–		−
Insurance bonds	13.9	13.9	–	–		–
Other financial guarantees	0.8	0.2	–	0.2		0.4

Total commercial commitments	$2,162.9	$533.4	$674.2	$932.9		$22.4

   The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. At December 31, 2012, the Company had $940.7 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company’s products. Additional letters of credit and guarantees are outstanding at December 31, 2012 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company (which could be caused by operating issues within the Company or weakness in the overall energy markets), deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets, catastrophic accidents in the energy industry which could cause a contraction in the level of credit extended to the industry, or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company’s sales and profitability.
Demand for most of the Company’s products and services, and therefore its revenue, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, development, production, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the first quarter 2012 decline in natural gas spot prices in the United States to less than $2 per MMBtu, the lowest level in the last decade, negatively impacted order levels by the Company’s customers which will affect the Company’s future revenues and profitability.  See also the discussion in “Recent Market Conditions” above.

The inability of the Company to deliver its backlog or future orders on time could affect the Company’s future sales and profitability and its relationships with its customers.
At December 31, 2012, the Company’s backlog was approximately $8.6 billion.  The ability to meet customer delivery schedules for this backlog, as well as future orders, is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. As an example, the Company’s drilling business has recently acquired two large businesses and has a record backlog to deliver.  As a result, the complexity of execution within this business has increased from that of the past.  Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding future order rates and the timing of delivery of product currently in backlog.  Failure to deliver equipment in accordance with expectations could negatively impact the market price performance of the Company’s common stock and other publicly-traded financial instruments.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company’s goodwill.
Total goodwill approximated $1.9 billion at December 31, 2012, nearly 45% of which was allocated to the Company’s PCS segment, which includes the majority of the NATCO operations acquired in 2009.  As a result of competitive pressures during the economic downturn that began prior to the acquisition of NATCO, the backlog of the CPS business within the PCS segment carried an unusually low margin.  This backlog, along with production inefficiencies and other matters, negatively affected profitability within the CPS business from 2010 through a portion of 2012.  While profitability within this business improved during the latter half of 2012, the Company expects further improvement over time.  If the financial performance of the CPS business does not continue to improve, a future evaluation could indicate that an impairment of goodwill might be necessary.  Goodwill associated with the CPS business was approximately $573.0 million at December 31, 2012.  Based on information available as of December 31, 2012, no impairment indicators were identified for CPS.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.
Cameron is a significant participant in the subsea systems projects market.  This market is significantly different from most of the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and, in some cases, may require the development of new technology. The Company’s subsea business unit received orders in the amount of $2.0 billion during 2012.  Total backlog for the subsea business unit at December 31, 2012 was approximately $2.2 billion, of which approximately $1.3 billion was for subsea systems projects.  To the extent the Company experiences unplanned difficulties in meeting the technical and/or delivery requirements of the projects, the Company’s earnings or liquidity could be negatively impacted. The Company accounts for its subsea projects, as it does its separation and drilling projects, using accounting rules for construction-type and production-type contracts.  In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed.  Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and materially impact the Company’s future period earnings.  If the Company experiences cost overruns, the expected margin could decline.  Were this to occur, in accordance with the accounting guidance, the Company would record a cumulative adjustment to reduce the margin previously recorded on the related project in the period a change in estimate is determined.  As an example, the Company incurred a $51.0 million charge in 2011 for cost overruns on a large subsea project in Nigeria.  Subsea systems projects accounted for approximately 10.7% of total revenues for 2012.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.
Cameron provides products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other industrial markets.  Some of the Company’s equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed.  Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites for this and other equipment.  Because of  applications to which the Company’s products and services are put, particularly those involving the high temperature and pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to a customer’s other property, personal injury and environmental contamination, onshore or offshore.  Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company’s equipment.  For example, see Other Litigation in Note 19 of the Notes to Consolidated Financial Statements.

Fluctuations in currency markets can impact the Company’s profitability.
The Company has established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company’s profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies.  For further information on the use of derivatives to mitigate certain currency exposures, see “Market Risk Information” below and Note 18 of the Notes to Consolidated Financial Statements.

The Company’s operations expose it to risks of non-compliance with import/export laws and regulations and with multiple trade regulations, including U.S. sanctions.
The Company’s operations expose it to trade and import/export regulations in multiple jurisdictions.  In addition to using “Centers of Excellence” for manufacturing products to be delivered around the world, the Company imports raw materials, semi-finished goods as well as finished products into many countries for use in country or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems.  Most movement of raw materials, semi-finished or finished products by the Company involves exports and imports.  As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to the Company.  The Company regularly undergoes governmental audits to determine compliance with export and customs laws and regulations.
Certain of the Company’s non-U.S. subsidiaries have in the past conducted business with Iran and Syria.  The Company adopted a policy in 2006 forbidding any subsidiary or affiliate from accepting any new business from a U.S. sanctioned country.  By the end of 2009, all contracts in existence at the time of the adoption of this policy were completed.  Neither the Company nor any of its subsidiaries or affiliates have knowingly conducted any business with any sanctioned country or party since the end of 2009.  As a result of our non-U.S. subsidiaries’ prior business dealings with Iran and Syria, the Company received a number of inquiries from U.S. governmental agencies, including the U.S. Securities and Exchange Commission and the Office of Foreign Assets Control, regarding compliance with U.S. trade sanction and export control laws, the most recent of which was received in December 2012 and replied to by the Company in January 2013.

The Company’s operations expose it to political and economic risks and instability due to changes in economic conditions, civil unrest, foreign currency fluctuations, and other risks, such as local content requirements, inherent to international businesses.
The political and economic risks of doing business on a worldwide basis include the following:
•	volatility in general economic, social and political conditions;
•	the effects of civil unrest and sanctions imposed by the United States and other governments on transactions with various countries, such as Iran;
•	the effects of civil unrest on the Company’s business operations, customers and employees, such as that recently occurring in several countries in the Middle East;
•
differing tax rates and/or increasing tax rates.  Economic conditions around the world have resulted in decreased tax revenues for many governments, which have led and could continue to lead to changes in tax laws in countries where the Company does business, including further changes in the United States.  Changes in tax laws could have a negative impact on the Company’s future results;

•	exchange controls or other similar measures that result in restrictions on repatriation of capital and/or income; and
•	reductions in the number or capacity of qualified personnel.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. Recent increases in activity levels in certain of these regions have increased the Company’s risk of identifying and hiring sufficient numbers of qualified personnel to meet increased customer demand in selected locations.  The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in China, India and other developing countries. The ability of these suppliers to meet the Company’s demand could be adversely affected by the factors described above.  Additionally, the Company has various manufacturing and aftermarket operations in Venezuela that contributed more than $105 million in revenues during 2012.  The economy in Venezuela is highly inflationary and becoming more regulated and politically unstable due to its President’s medical condition.  These factors create political and economic uncertainty with regard to their impact on the Company’s continued operations in this country.  As an example, it was announced in February 2013 that Venezuela had devalued its currency from 4.3 bolivars per dollar to 6.3 bolivars per dollar.  This is expected to result in an approximate $5.5 million foreign exchange loss for the Company that will be recorded in “Other costs” during the first quarter of 2013.
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

The Company’s operations require it to deal with a variety of cultures, as well as agents and other intermediaries, exposing it to compliance risks.
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
Additionally, the Company does business through agents and other intermediaries, such as customs clearance brokers, in these countries as well as others.  As a result, the risk to the Company of compliance violations is increased because actions taken by any of them when attempting to conduct business on our behalf can be imputed to us by law enforcement authorities.

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
The Company provides equipment and services to companies employing hydraulic fracturing or “fracking” and could be adversely impacted by new regulations of this enhanced recovery technique.  Environmental concerns have been raised regarding the potential impact on underground water supplies of fracturing which involves the pumping of water and certain chemicals under pressure into a well to break apart shale and other rock formations in order to increase the flow of oil and gas embedded in these formations.  Recently, certain U.S. states have proposed regulations regarding disclosure of chemicals used in fracking operations or have temporarily suspended issuance of permits for conducting such operations.  Additionally, the United States Environmental Protection Agency (EPA) issued rules on April 17, 2012, which become effective in January 2015, designed to limit the release of volatile organic compounds, or pollutants, from natural gas wells that are hydraulically fractured and in May 2012 published draft permitting guidance for oil and gas hydraulic fracturing activities using diesel fuels.  The EPA is also continuing to study whether the fracking process has any negative impact on underground water supplies.  A progress report relating to the study was released in December 2012 and a draft of the final report on the results of the study is expected in 2014.  Should additional governmental regulations ultimately be imposed that further restrict or curtail hydraulic fracturing activities, the Company’s revenues and earnings could be negatively impacted.

Enacted and proposed climate protection regulations and legislation may impact the Company’s operations or those of its customers.
The EPA has made a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare and the EPA has enacted regulations requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions.  Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases.
Additionally, in March 2012, the EPA proposed a carbon pollution standard for new power plants that would, for the first time, set national limits on the amount of carbon pollution that power plants can emit.
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
The Company has underway a project to upgrade its SAP business information systems worldwide.  The first stage of this multi-year effort was completed at the beginning of the third quarter of 2011 with the deployment of the upgraded system for certain businesses within the Company’s PCS segment.  Certain other businesses began operating on the upgraded system during 2012.  By the end of 2013, the Company expects to have all businesses within the V&M segment utilizing the upgraded system.  The V&M segment is a major contributor to the Company’s consolidated revenues and income before income taxes.
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
The Company is heir to a number of older manufacturing plants that conducted operations in accordance with the standards of the time, but which have since changed.  The Company has undertaken clean-up efforts at these sites and now conducts its business in accordance with today’s standards.  The Company’s clean-up efforts have yielded limited releases of liability from regulators in some instances, and have allowed sites with no current operations to be sold.  The Company conducts environmental due diligence prior to all new site acquisitions.  For further information, refer to Note 19 of the Notes to Consolidated Financial Statements.

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
Cameron has implemented a corporate “HSE Management System” based on the principles of ISO 14001 and OHSAS 18001.  The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron has also implemented a corporate regulatory compliance audit program to verify facility compliance with environmental, health and safety laws and regulations.  The compliance program employs or uses independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements.  Audit reports are circulated to the senior management of the Company and to the appropriate business unit.  The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance which are tracked on the corporate HSE data base.

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
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2012. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.  The Company expects to expand its use of such contracts in the future.

Capital Markets and Interest Rates
The Company is subject to interest rate risk on its variable-interest rate borrowings and, at certain times, interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company’s cash flows to variability due to changes in market interest rates. Additionally, the fair value of the Company’s fixed-rate debt changes with market interest rates.
The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs, from time to time, interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.
The fair values of the 1.6% 3-year Senior Notes, the 3.6%, 4.5% and 6.375% 10-year Senior Notes and the 5.95% and 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates.  The fair value of the floating rate notes due June 2, 2014 is expected to approximate book value.
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
An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have decreased the fair value of the Company’s fixed-rate debt positions by approximately $9.7 million at December 31, 2012 ($39.8 million at December 31, 2011), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed-rate debt by $189.6 million at December 31, 2012 ($128.6 million at December 31, 2011).  This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity
Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2012 was as follows:

	Notional Amount - Buy			Notional Amount - Sell
(in millions)	2013	2014	Total	2013	2014	2015	Total

Foreign currency forward contracts –
Notional currency in:
Euro	240.5	62.1	302.6	(7.8)	–	–	(7.8)
Pound Sterling	58.6	–	58.6	(7.8)	(0.2)	–	(8.0)
Norwegian krone	1,016.6	156.2	1,172.8	(394.5)	(0.4)	–	(394.9)
Singapore dollar	11.0	–	11.0	–	–	–	–
U.S. dollar	43.4	0.3	43.7	(212.5)	(5.3)	(0.5)	(218.3)

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company’s outstanding derivatives was a $19.9 million benefit to the Company at December 31, 2012, as compared to a net liability to the Company of $12.4 million at December 31, 2011.

Fair Value of Financial Instruments
The Company had $738.7 million of cash equivalents and $517.0 million of short-term investments at December 31, 2012.  Cash equivalents represent highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase.  Short-term investments have original maturities of more than three months but less than one year.  Certain of these investments are valued based upon quoted or estimated market prices which represent levels 1 and 2 market inputs.
The fair value of the Company’s foreign exchange forward contracts were based on quoted exchange rates for the respective currencies applicable to similar instruments.  The fair value of the Company’s interest rate swaps were determined based on changes in quoted three-month LIBOR rates.  Both of these valuation methods utilized level 2 observable market inputs.
The Company’s international pension plans have assets available to fund future pension obligations totaling $317.7 million at December 31, 2012 ($275.9 million at December 31, 2011).  The majority of these assets are invested in debt and equity securities or mutual funds, which were valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which were based on the fair values of the individual securities that the fund had invested in (level 2 observable market inputs).  A small portion of the assets were invested in insurance contracts, real estate and other investments, which were valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012, based on the framework established in “Internal Control – Integrated Framework”.  However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.
In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the four businesses acquired during 2012 for a total purchase price of $349.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded.  These operations accounted for less than 8% of total and net assets as of  December 31, 2012 and less than 4% of the Company’s consolidated revenues and income before income taxes for the year then ended.
Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2012, has issued a report on their audit of management’s internal control over financial reporting, which is included herein.

/s/ Jack B. Moore
Jack B. Moore
President and
Chief Executive Officer

Date:  February 22, 2013

/s/ Charles M. Sledge
Charles M. Sledge
Senior Vice President and
Chief Financial Officer

Date:  February 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the four businesses acquired during 2012 for a total purchase price of $349.3 million, which are included in the 2012 consolidated financial statements of the Company and constituted  less than 8% of total and net assets as of December 31, 2012 and less than 4% of the Company’s consolidated revenues and income before income taxes for the year then ended.  Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of these four businesses referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2012 and 2011, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 22, 2013

Consolidated Results of Operations

	Year Ended December 31,
(dollars in millions, except per share data)	2012	2011	2010

Revenues	$8,502.1	$6,959.0	$6,134.8

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	6,024.3	4,838.4	4,212.4
Selling and administrative expenses	1,161.2	1,001.5	862.3
Depreciation and amortization	254.7	206.6	201.6
Interest, net	90.4	84.0	78.0
Other costs (see Note 3)	33.5	177.4	47.2
Total costs and expenses	7,564.1	6,307.9	5,401.5

Income before income taxes	938.0	651.1	733.3
Income tax provision	(187.5)	(129.2)	(170.4)

Net income	$750.5	$521.9	$562.9

Earnings per common share:
Basic	$3.05	$2.13	$2.32
Diluted	$3.02	$2.09	$2.27

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Comprehensive Income

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Net income	$750.5	$521.9	$562.9
Foreign currency translation gain (loss)	74.6	(60.2)	(50.1)
Gain (loss) on derivatives recognized in other comprehensive income:
Pre-tax	14.9	(6.3)	(9.0)
Tax effect	(4.8)	1.1	2.9
(Gain) loss on derivatives reclassified from accumulated other comprehensive income to:
Revenues	5.4	(2.2)	4.9
Cost of sales	4.0	10.0	11.8
Depreciation and amortization	0.1	0.1	0.1
Tax effect	(3.0)	(1.5)	(5.2)
Actuarial gains (losses) recognized in other comprehensive income:
Pre-tax	(42.7)	(8.6)	7.4
Tax effect	9.4	0.9	(2.9)
Amortization to selling and administrative expenses of:
Prior service credits	(1.5)	(1.3)	(0.9)
Net actuarial losses	5.0	4.9	5.5
Tax effect	(0.6)	(0.6)	(1.1)

Comprehensive income	$811.3	$458.2	$526.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in millions, except shares and per share data)	2012	2011

Assets
Cash and cash equivalents	$1,185.8	$898.9
Short-term investments	517.0	423.5
Receivables, net	1,966.7	1,757.3
Inventories, net	2,741.2	2,399.9
Other	499.9	349.0
Total current assets	6,910.6	5,828.6

Plant and equipment, net	1,765.1	1,500.1
Goodwill	1,923.9	1,615.3
Other assets	558.6	417.7

Total assets	$11,158.2	$9,361.7

Liabilities and stockholders’ equity
Short-term debt	$29.2	$10.6
Accounts payable and accrued liabilities	3,045.7	2,669.7
Accrued income taxes	94.1	–
Total current liabilities	3,169.0	2,680.3

Long-term debt	2,047.0	1,574.2
Deferred income taxes	131.7	184.5
Other long-term liabilities	244.4	215.3
Total liabilities	5,592.1	4,654.3

Commitments and contingencies	−	−

Stockholders’ equity:
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2012 and 2011	2.6	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	−	−
Capital in excess of par value	2,094.6	2,072.4
Retained earnings	4,120.7	3,370.2
Accumulated other elements of comprehensive income (loss)	(30.0)	(90.8)
Less: Treasury stock at cost, 16,415,336 shares at December 31, 2012 and 17,579,397 shares at December 31, 2011	(621.8)	(647.0)
Total stockholders’ equity	5,566.1	4,707.4

Total liabilities and stockholders’ equity	$11,158.2	$9,361.7

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Cash flows from operating activities:
Net income	$750.5	$521.9	$562.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	211.8	160.2	142.6
Amortization	42.9	46.4	59.0
Non-cash stock compensation expense	44.7	36.7	34.5
Deferred income taxes and tax benefit of stock compensation plan transactions	(85.1)	(22.0)	(19.1)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(144.0)	(461.1)	(81.4)
Inventories	(368.9)	(397.1)	(3.8)
Accounts payable and accrued liabilities	213.0	200.8	(291.7)
Other assets and liabilities, net	18.0	122.7	(108.8)
Net cash provided by operating activities	682.9	208.5	294.2

Cash flows from investing activities:
Proceeds from sales and maturities of short-term investments	1,031.7	15.2	−
Purchases of short-term investments	(1,125.4)	(438.0)	−
Capital expenditures	(427.2)	(388.1)	(200.7)
Acquisitions, net of cash acquired	(349.3)	(421.3)	(40.9)
Proceeds from sales of plant and equipment	27.6	19.6	12.4
Net cash used for investing activities	(842.6)	(1,212.6)	(229.2)

Cash flows from financing activities:
Short-term loan borrowings (repayments), net	(41.9)	45.7	(8.4)
Issuance of senior debt	499.3	747.8	−
Debt issuance costs	(3.4)	(4.7)	−
Redemption of convertible debentures	–	(705.7)	−
Purchase of equity call options, net	–	(12.2)	−
Purchase of treasury stock	(21.3)	(2.4)	(124.0)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	12.3	21.5	36.3
Excess tax benefits from stock compensation plan transactions	11.1	9.0	16.4
Principal payments on capital leases	(11.3)	(8.2)	(6.6)
Net cash provided by (used for) financing activities	444.8	90.8	(86.3)

Effect of translation on cash	1.8	(20.3)	(7.2)

Increase (decrease) in cash and cash equivalents	286.9	(933.6)	(28.5)
Cash and cash equivalents, beginning of year	898.9	1,832.5	1,861.0

Cash and cash equivalents, end of year	$1,185.8	$898.9	$1,832.5

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity

(dollars in millions)	Common Stock	Capital in Excess of Par value	Retained Earnings	Accumulated Other Elements of Comprehensive Income (Loss)	Treasury Stock	Total
Balance ― December 31, 2009	$2.6	$2,244.0	$2,285.4	$9.5	$(621.8)	$3,919.7
Net income	–	–	562.9	–	–	562.9
Other comprehensive income (loss)	–	–	–	(36.6)	–	(36.6)
Non-cash stock compensation expense	–	34.5	–	–	–	34.5
Purchase of treasury stock	–	–	–	–	(124.0)	(124.0)
Treasury stock issued under stock compensation plans	–	(32.5)	–	–	67.9	35.4
Tax benefit of stock compensation plan transactions	–	17.4	–	–	–	17.4
NATCO purchase price allocation adjustment	–	(4.1)	–	–	(12.8)	(16.9)
Balance ― December 31, 2010	2.6	2,259.3	2,848.3	(27.1)	(690.7)	4,392.4
Net income	–	–	521.9	–	–	521.9
Other comprehensive income (loss)	–	–	–	(63.7)	–	(63.7)
Non-cash stock compensation expense	–	36.7	–	–	–	36.7
Purchase of treasury stock	–	–	–	–	(2.4)	(2.4)
Treasury stock issued under stock compensation plans	–	(25.4)	–	–	46.1	20.7
Tax benefit of stock compensation plan transactions	–	4.9	–	–	–	4.9
Conversion value of convertible debentures in excess of principal	–	(203.3)	–	–	–	(203.3)
Other		0.2	–	–	–	0.2
Balance ― December 31, 2011	2.6	2,072.4	3,370.2	(90.8)	(647.0)	4,707.4
Net income	–	–	750.5	–	–	750.5
Other comprehensive income (loss)	–	–	–	60.8	–	60.8
Non-cash stock compensation expense	–	44.7	–	–	–	44.7
Purchase of treasury stock	–	–	–	–	(21.5)	(21.5)
Treasury stock issued under stock compensation plans	–	(34.0)	–	–	46.7	12.7
Tax benefit of stock compensation plan transactions	–	11.5	–	–	–	11.5

Balance ― December 31, 2012	$2.6	$2,094.6	$4,120.7	$(30.0)	$(621.8)	$5,566.1

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

   Company Operations — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS). Products include oil and gas pressure control, drilling and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and packaged systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications, as well as for the downstream markets. Cameron also manufactures and services air and gas compressors and turbochargers.  Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.
Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.
Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates used to determine fair values in purchase accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.
Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method.  However, for certain specific types of drilling systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting.  Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract.  Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs.  Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on contracts are recorded in full in the period in which they become evident.
Approximately 23%, 26% and 36% of the Company's revenues for the years ended December 31, 2012, 2011 and 2010, respectively, were recognized under the accounting rules for construction-type and production-type contracts.
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
Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 53% of inventories at December 31, 2012 and 55% at December 31, 2011 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

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

Estimated Useful Lives
Buildings and leasehold improvements	10-40years
Machinery, equipment and tooling	3-18 years
Office furniture, software and other	3-10 years

Goodwill and Intangible Assets — Cameron allocates the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities, based on their estimated fair values.  The Company will also typically allocate a portion of the purchase price to certain identifiable intangible assets, such as noncompete agreements, trademarks, trade names, patents, technology, customer relationships and backlog using various widely accepted valuation techniques such as discounted future cash flows and the relief-from-royalty and excess earnings methods.  Each of these methods involves level 3 unobservable market inputs.  Any remaining excess of cost over allocated fair values is recorded as goodwill.  On many larger acquisitions, Cameron will engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets.  Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows, selling prices, replacement costs, royalty rates for use of assets, economic lives and the selection of a discount rate.
The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required.  Generally, this review is conducted during the first quarter of each annual period.  The estimated fair value of each reporting unit for the 2012, 2011 and 2010 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  The Company’s reporting units for goodwill impairment evaluation purposes are the Drilling, Surface and Subsea Systems divisions of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems divisions and the Aftermarket Services business of the V&M segment and the Process Systems & Reciprocating Compression, Custom Process Systems and Centrifugal Compression divisions of the PCS segment.
The Company’s intangible assets, excluding goodwill, represent purchased patents, trademarks, customer relationships and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2012, 2011 or 2010, except as reflected in Note 3 of the Notes to Consolidated Financial Statements.
Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell.  No material impairment of long-lived assets was required during the years ended December 31, 2012, 2011 or 2010.
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
The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules.  Interest related to accruals for uncertain tax positions is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company’s income taxes.
Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.
Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets.  The measurement date for all of the Company’s plans was December 31, 2012.  See Note 8 of the Notes to Consolidated Financial Statements for further information.
Stock-Based Compensation — At December 31, 2012, the Company had grants outstanding under various stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company’s stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.
Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value.  Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income (loss) until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are reclassified to earnings in the same income statement caption as impacted by the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2012, 2011 and 2010 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges under the accounting guidance described above.  Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.
The Company may also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt.  As these interest rate swaps are generally not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.
Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency.  The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates or exchange rates in effect on the date of the transaction; and (iii) stockholders’ equity at historical exchange rates. For those subsidiaries where the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income (loss) in the accompanying Consolidated Balance Sheets.
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
Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $12.4 million for the year ended December 31, 2012, a loss of $10.9 million for the year ended December 31, 2011 and a gain of $11.9 million for the year ended December 31, 2010.
Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2: Acquisitions and Joint Ventures

   One SubseaTM ― On November 15, 2012, Cameron and Schlumberger announced their intent to create OneSubsea, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market.  Cameron will contribute its existing subsea business and receive $600 million from Schlumberger while Schlumberger will contribute its Framo, Surveillance, Flow Assurance and Power and Controls businesses.  As 60% owner, Cameron will manage the joint venture, consolidate it in its DPS segment and reflect a minority interest in its financial statements for Schlumberger’s 40% interest in the joint venture.  The transaction is subject to regulatory approvals and other customary closing conditions, which are expected to be completed during the first half of 2013.
LeTourneau Technologies Drilling Systems, Inc. — On October 24, 2011, the Company closed on the acquisition of LeTourneau Technologies Drilling Systems, Inc., a wholly-owned subsidiary of Joy Global Inc., for $375.0 million in cash, subject to certain post-closing adjustments.  LeTourneau provides drilling equipment as well as rig designs and components for both the land and offshore rig markets and its results of operations have been included in the Company’s DPS segment from the date of acquisition.
Other Acquisitions — During the fourth quarter of 2012, the Company spent $39.7 million, net of cash acquired, on two acquisitions, CairnToul Well Equipment Services Limited and ICI Artificial Lift, Inc. both of which are intended to enhance the product and service offerings of its Surface Systems business in the DPS segment.
On June 6, 2012, the Company closed on its purchase of the drilling equipment business of TTS Energy Division from TTS Group ASA, a Norwegian company (“TTS”), for a cash payment of $248.1 million, net of cash acquired, subject to certain post-closing adjustments.  TTS provides high performance drilling equipment, rig packages and rig solutions for both onshore and offshore rigs to the international energy industry and its financial results have been included in the DPS segment since the date of acquisition.
During the first quarter of 2012, the Company acquired 100% of the outstanding stock of Elco Filtration and Testing, Inc. (“Elco”), for a total purchase price of $61.5 million, net of cash acquired.  Elco was purchased to strengthen the Company’s wellhead product and service offerings and has been included in the DPS segment since the date of acquisition.
The Company is still awaiting significant information relating to the fair value of the assets and liabilities of each of these businesses, in particular inventory, property, plant and equipment and acquired intangibles, in order to finalize the respective purchase price allocations.
The table set forth below shows the preliminary purchase price allocation of the four businesses acquired in 2012.  These items are included in the Company’s Consolidated Balance Sheet at December 31, 2012 and are treated as non-cash additions, except for the net cash cost of the acquisitions, in the Company’s Consolidated Cash Flows Statement for the year ended December 31, 2012.

(dollars in millions)	Preliminary Purchase Price Allocation of Businesses Acquired for 2012

Cash	$16.4
Accounts receivable	44.6
Inventory	41.1
Current deferred tax assets	25.7
Other current assets	27.7
Property, plant and equipment	18.6
Goodwill	249.6
Intangibles	94.8
Other non-current assets	7.0
Accounts payable and accrued liabilities	(159.8)
Total purchase price	$365.7

Approximately $27.8 million of the goodwill recorded in 2012 is deductible for tax purposes.
During 2011, the Company also acquired the stock of four other businesses for a total cash purchase price, net of cash acquired, of $46.9 million.  Vescon Equipamentos Industriais Ltda. was acquired to strengthen the Company’s surface product offerings in the Brazilian market and has been included in the DPS segment since the date of acquisition.  The remaining interest in Scomi Energy Sdn Bhd., previously a Cameron joint venture company, was acquired in order to strengthen the Company’s process systems offerings in the Malaysian market.  TS-Technology AS, a Norwegian company, was acquired to enhance the Company’s water treatment technology offerings.  Industrial Machine and Fabrication (“IMF”) was acquired to enhance the Company’s rotating compression aftermarket offerings.  The results of these businesses have been included in the PCS segment since the dates of the respective acquisitions.
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

Note 3: Other Costs
Other costs consisted of the following:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Impairment of intangibles	$17.6	$–	$–
International pension settlement costs	6.6	–	–
Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	–	82.5	–
BOP litigation costs	2.5	60.7	12.5
Acquisition integration costs	13.2	–	22.0
Costs associated with retiring the 2.5% convertible debentures	–	14.5	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	(15.7)	9.3	–
Joint venture formation costs	2.7	–	–
Severance, restructuring and other costs	6.6	10.4	12.7

Total other costs	$33.5	$177.4	$47.2

Acquisition integration costs consist of costs incurred for the integration of the operations of certain newly acquired businesses with the existing operations of the Company, largely reflecting the costs associated with converting legacy systems to the Company’s SAP information systems.

Note 4: Receivables
Receivables consisted of the following:

	December 31,
(dollars in millions)	2012	2011

Trade receivables	$1,823.2	$1,523.5
Insurance company receivables related to the indemnity settlement with BP Exploration and Production Inc. (see Note 19)	–	167.5
Other receivables	151.4	76.2
Allowance for doubtful accounts	(7.9)	(9.9)

Total receivables	$1,966.7	$1,757.3

Note 5: Inventories
Inventories consisted of the following:

	December 31,
(dollars in millions)	2012	2011

Raw materials	$237.9	$427.3
Work-in-process	902.1	767.8
Finished goods, including parts and subassemblies	1,797.9	1,376.9
Other	14.3	12.5
	2,952.2	2,584.5
Excess of current standard costs over LIFO costs	(122.0)	(102.7)
Allowance for obsolete and excess inventory	(89.0)	(81.9)

Total inventories	$2,741.2	$2,399.9

Note 6: Plant and Equipment, Goodwill and Other Assets
Plant and equipment consisted of the following:

	December 31,
(dollars in millions)	2012	2011

Land and land improvements	$100.0	$80.3
Buildings	610.5	561.5
Machinery and equipment	1,387.5	1,208.0
Tooling, dies, patterns, etc.	205.3	189.6
Office furniture & equipment	177.1	156.9
Capitalized software	288.3	220.1
Assets under capital leases	102.5	54.3
Construction in progress	251.6	183.4
All other	33.1	33.9
	3,155.9	2,688.0
Accumulated depreciation	(1,390.8)	(1,187.9)

Total plant and equipment, net	$1,765.1	$1,500.1

Changes in goodwill during 2012 were as follows:

(dollars in millions)	DPS	V&M	PCS	Total

Balance at December 31, 2011	$438.5	$318.0	$858.8	$1,615.3
Current year acquisitions	249.6	–	–	249.6
Adjustments to the purchase price allocation for prior year acquisitions	67.3	–	(1.0)	66.3
Impairment	(13.9)	(0.7)	–	(14.6)
Translation	2.9	1.5	2.9	7.3

Balance at December 31, 2012	$744.4	$318.8	$860.7	$1,923.9

 Other assets consisted of the following:

	December 31,
(dollars in millions)	2012	2011

Deferred income taxes	$127.6	$56.3
Other intangibles:
Gross:
Customer relationships	136.3	144.0
Patents and technology	198.0	123.0
Trademarks	71.6	64.2
Noncompete agreements, engineering drawings and other	87.0	103.6
Accumulated amortization	(157.1)	(125.6)
Other	95.2	52.2

Total other assets	$558.6	$417.7

Amortization expense associated with the Company’s other amortizable intangibles recorded as of December 31, 2012 is expected to approximate $49.5 million, $43.2 million, $41.6 million, $40.7 million and $29.4 million for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

Note 7: Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in millions)	2012	2011

Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	$–	$250.0
Trade accounts payable and accruals	925.1	718.8
Advances from customers	1,320.1	1,012.5
Other accruals	800.5	688.4

Total accounts payable and accrued liabilities	$3,045.7	$2,669.7

Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in millions):

Balance December 31, 2011	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2012

$65.0	$43.4	$7.5	$(49.8)	$1.5	$67.6

Note 8: Employee Benefit Plans
As of December 31, 2012, the Company sponsored separate defined benefit pension plans for employees of certain of its international subsidiaries, as well as several unfunded defined benefit arrangements for various other employee groups. The defined benefit pension plan covering employees in the United Kingdom was frozen to new entrants effective June 14, 1996.
Certain of the Company’s employees also participate in various employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees based in the United States receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in millions)	2012	2011	2010	2012		2011		2010

Service cost	$2.9	$3.1	$2.9	$	−	$	−	$	−
Interest cost	14.9	15.9	15.1		0.5		0.6		0.9
Expected return on plan assets	(17.9)	(18.2)	(15.8)		−		−		−
Amortization of prior service credits	(0.2)	–	–		(1.3)		(1.3)		(0.9)
Amortization of losses (gains)	5.9	5.8	6.7		(0.9)		(0.9)		(1.2)
Settlement loss	4.5	–	–		–		–		–
Other	1.5	0.3	–		−		−		−

Total net benefit plan expense (income)	$11.6	$6.9	$8.9		$(1.7)		$(1.6)		$(1.2)

Included in accumulated other elements of comprehensive income (loss) at December 31, 2012 and 2011 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2013:

	December 31, 2012		December 31, 2011		Year Ending December 31, 2013
(dollars in millions)	Before Tax	After Tax	Before Tax	After Tax	Expected Amortization

Pension benefits:
Prior service credits	$0.5	$0.4	$0.7	$0.5	$(1.8)
Actuarial losses, net	(125.6)	(95.2)	(88.3)	(65.8)	8.3

Postretirement benefits:
Prior service credits	4.3	2.7	5.7	3.6	(1.1)
Actuarial gains	8.7	5.5	8.8	5.5	(1.0)

	$(112.1)	$(86.6)	$(73.1)	$(56.2)	$4.4

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2012	2011	2012	2011

Benefit obligation at beginning of year	$297.1	$282.4	$14.1	$15.6
Service cost	2.9	3.1	−	−
Interest cost	14.9	15.9	0.5	0.6
Plan participants’ contributions	0.8	1.0	−	−
Actuarial losses (gains)	43.9	7.1	(0.9)	(0.7)
Exchange rate changes	13.9	(0.2)	−	−
Benefits and expenses paid from plan assets	(9.2)	(12.2)	(1.2)	(1.4)
Plan amendments	–	(0.7)	0.1	−
Settlements	(14.7)	–	–	–
Other	37.4	0.7	−	−

Benefit obligation at end of year	$387.0	$297.1	$12.6	$14.1

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $331.2 million and $258.2 million at December 31, 2012 and 2011, respectively.

The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2012	2011	2012		2011

Fair value of plan assets at beginning of year	$275.9	$261.3	$	−	$	−
Actual return on plan assets	23.3	15.0		−		−
Company contributions	12.3	10.4		1.2		1.4
Plan participants’ contributions	0.8	1.0		−		−
Exchange rate changes	12.7	0.1		−		−
Benefits and expenses paid from plan assets	(9.2)	(12.2)		(1.2)		(1.4)
Settlements	(14.7)	–		–		–
Other	16.6	–		–		–
Fair value of plan assets at end of year	$317.7	$275.9	$	−	$	−

The status of the Company’s underfunded defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
	December 31,		December 31,
(dollars in millions)	2012	2011	2012	2011

Current	$(0.9)	$(0.2)	$(1.6)	$(1.9)
Non-current	(68.4)	(21.0)	(11.0)	(12.2)

Underfunded status at end of year	$(69.3)	$(21.2)	$(12.6)	$(14.1)

Actual asset investment allocations for the Company’s main defined benefit pension plan in the United Kingdom, which accounts for approximately 92% of total plan assets, were as follows:

	2012	2011	2010

U.K. plan:
Equity securities	54%	53%	54%
Fixed income debt securities, cash and other	46%	47%	46%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2012, 2011 and 2010, the investment strategy has been designed to approximate the performance of market indexes. The Company’s targeted allocation for the U.K. plan for 2013 and beyond is approximately 54% in equities, 41% in fixed income debt securities and 5% in real estate and other.
   During 2012, the Company made contributions totaling approximately $12.3 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2013 are currently expected to approximate $11.8 million assuming no change in the current discount rate or expected investment earnings.
The assets of the Company’s pension plans are generally invested in cash and cash equivalents as well as debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs).  A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.

The fair values of the Company’s pension plan assets by asset category at December 31, 2012 and 2011 were as follows:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total
(dollars in millions)	2012	2011	2012	2011	2012	2011	2012	2011

Cash and cash equivalents	$1.6	$1.9	$–	$–	$–	$–	$1.6	$1.9
Equity securities:
U.S. equities	–	–	65.5	58.3	–	–	65.5	58.3
Non-U.S. equities	–	–	98.1	82.3	–	–	98.1	82.3
Bonds:
Non-U.S. government bonds	–	–	30.1	89.9	–	–	30.1	89.9
Non-U.S. corporate bonds	–	–	94.1	23.8	–	–	94.1	23.8
Alternative investments:
Insurance contracts	–	–	–	–	15.6	8.0	15.6	8.0
Real estate and other	–	–	–	–	12.7	11.7	12.7	11.7

Total assets	$1.6	$1.9	$287.8	$254.3	$28.3	$19.7	$317.7	$275.9

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011
Balance at beginning of the year	$19.7	$18.3
Purchases/sales, net	7.7	0.7
Actual return on plan assets	0.2	0.9
Currency impact	0.7	(0.2)

Balance at end of the year	$28.3	$19.7

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011

Assumptions related to net benefit costs:
U.S. plans:
Discount rate	3.5%	4.1%	3.5%	4.1%
Health care cost trend rate	–	–	8.0%	9.0%
Measurement date	1/1/2012	1/1/2011	1/1/2012	1/1/2011

Foreign plans:
Discount rate	5.0-5.75%	5.5%	–	–
Expected return on plan assets	4.75-6.5%	4.75-6.75%	–	–
Rate of compensation increase	3.0-4.25%	3.0-4.5%	–	–
Measurement date	1/1/2012	1/1/2011	–	–

Assumptions related to end-of-period benefit obligations:
U.S. plans:
Discount rate	2.75%	3.5%	2.75%	3.5%
Health care cost trend rate	–	–	8.0%	9.0%
Measurement date	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Foreign plans:
Discount rate	2.25-6.75%	5.0-5.75%	–	–
Rate of compensation increase	3.0-4.5%	3.0-4.25%	–	–
Measurement date	12/31/2012	12/31/2011	–	–

The Company’s discount rate assumptions for its U.S. postretirement benefits plan and its international defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.
The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.
The rate of compensation increase assumption for international plans reflects local economic conditions and the Company’s compensation strategy in those locations.
The health care cost trend rate is assumed to decrease gradually from 8% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate would not have a material impact on the service and interest cost components in 2012 or the postretirement benefit obligation as of December 31, 2012.

Amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets
	at December 31,		at December 31,
(dollars in millions)	2012	2011	2012	2011

Fair value of applicable plan assets	$312.3	$275.9	$18.4	$11.2
Projected benefit obligation of applicable plans	$381.5	$297.1	–	–
Accumulated benefit obligation of applicable plans	–	–	$53.5	$20.7

Future expected benefit payments are as follows:

(dollars in millions)	Pension Benefits	Postretirement Benefits

Year ending December 31:
2013	$11.6	$1.7
2014	$11.8	$1.5
2015	$12.1	$1.4
2016	$12.6	$1.3
2017	$13.0	$1.1
2018 - 2022	$72.9	$4.1

The Company’s United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay.  Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service.  In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee.  Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company’s expense for the matching and retirement contribution for the years ended December 31, 2012, 2011 and 2010 amounted to $69.5 million, $57.7 million and $42.5 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company funding in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2012, 2011 and 2010 amounted to $60.0 million, $57.9 million and $41.9 million, respectively.

Note 9: Stock-Based Compensation Plans
The Company has grants outstanding under various equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company’s equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Outstanding restricted and deferred stock units and awards	$32.6	$25.6	$26.0
Unvested outstanding stock options	12.1	11.1	8.5

Total stock-based compensation expense	$44.7	$36.7	$34.5

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2012, 2011 and 2010  totaled approximately $16.5 million, $13.5 million and $12.7 million, respectively.

Stock options
Options with terms of seven or ten years have been granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company’s common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.

A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2012 is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)

Outstanding at January 1, 2012	5,757,456	$38.36	4.55	$63.8
Granted	668,361	56.04
Exercised	(1,439,428)	31.47
Forfeited	(216,746)	37.85
Expired	–	–

Outstanding at December 31, 2012	4,769,643	$42.94	5.02	$64.5

Vested at December 31, 2012 or expected to vest in the future	4,754,339	$42.91	5.01	$64.4

Exercisable at December 31, 2012	3,175,276	$38.98	3.61	$55.5

At
December 31, 2012

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$15.9

Weighted-average remaining expense recognition period (in years)	1.49

The fair values per share of option grants for the years ended December 31, 2012, 2011 and 2010 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2012	2011	2010

Expected life (in years)	3.2	2.8	2.5
Risk-free interest rate	0.37%	0.38%	0.46%
Volatility	39.4%	42.6%	43.8%
Expected dividend yield	0.0%	0.0%	0.0%

   The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.
The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,
	2012	2011	2010

Grant-date fair value per option	$15.68	$14.47	$11.78
Intrinsic value of options exercised (dollars in millions)	$33.7	$31.5	$63.4
Average intrinsic value per share of options exercised	$23.39	$26.79	$22.46

Restricted and deferred stock units and awards
Grants of restricted stock units are made to officers and other key employees. The restricted stock units granted generally provide for vesting in one-third increments each year or three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment.
Non-employee directors are entitled to receive an annual number of deferred stock units equal to a value of $250,000 determined on the day following the Company’s annual meeting of stockholders or, if a director’s election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders.  These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted and deferred stock unit award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2012 is presented below:

Restricted and Deferred Stock Units	Number	Weighted-Average Grant Date Fair Value

Nonvested at January 1, 2012	1,909,355	$30.25
Granted	674,578	50.44
Vested	(808,342)	49.60
Forfeited	(62,084)	47.47

Nonvested at December 31, 2012	1,713,507	$28.11

At December 31, 2012

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$31.8

Weighted-average remaining expense recognition period (in years)	1.53

Information on restricted and deferred stock units granted and vesting during the three years ended December 31, 2012 follows:

	Year Ended December 31,
	2012	2011	2010

Number of units granted with performance conditions	211,244	139,191	211,804
Intrinsic value of units vesting (dollars in millions)	$38.2	$36.9	$29.2
Total number of units granted	674,578	682,246	806,041
Weighted average grant date fair value per unit	$50.44	$50.67	$41.81

The fair value of restricted and deferred stock units is determined based on the closing trading price of the Company’s common stock on the grant date.
At December 31, 2012, 2,242,718 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt
The Company’s debt obligations were as follows:

	December 31,
(dollars in millions)	2012	2011

Senior notes:
Floating rate notes due June 2, 2014	$250.0	$250.0
1.6% notes due April 30, 2015	250.0	–
6.375% notes due July 15, 2018	450.0	450.0
4.5% notes due June 1, 2021	250.0	250.0
3.6% notes due April 30, 2022	250.0	–
7.0% notes due July 15, 2038	300.0	300.0
5.95% notes due June 1, 2041	250.0	250.0
Unamortized original issue discount	(4.1)	(3.8)
Other debt	19.6	70.0
Obligations under capital leases	60.7	18.6
	2,076.2	1,584.8
Current maturities	(29.2)	(10.6)

Long-term maturities	$2,047.0	$1,574.2

Senior Notes
On May 17, 2012, the Company completed the public offering of $500.0 million in aggregate principal amount of senior unsecured notes as follows:
•	$250.0 million principal amount of 1.6% Senior Notes due April 30, 2015; and
•	$250.0 million principal amount of 3.6% Senior Notes due April 30, 2022.
Interest on the 1.6% and 3.6% Senior Notes is payable on April 30 and October 30 of each year, beginning October 30, 2012.  The 1.6% and 3.6% Senior Notes were sold at 99.957% and 99.744% of principal amount, respectively, and can both be redeemed in whole or in part by the Company prior to maturity for an amount equal to the principal amount of the notes redeemed plus, under certain circumstances, a make-whole premium as described further in the Supplemental Indenture for each respective Senior Note.
The Floating Rate Senior Notes due June 2, 2014 bear interest based on the 3-month London Interbank Offered Rate (LIBOR) plus 0.93%, per annum (1.24% and 1.46% at December 31, 2012 and 2011, respectively).
The 6.375%, 4.5%, 7.0%  and 5.95% Senior Notes can all be redeemed in whole or in part by the Company prior to maturity in accordance with the terms of the respective Supplemental Indentures.  The Floating Rate Senior Notes are not redeemable by the Company prior to maturity.
All of the Company’s senior notes rank equally with the Company’s other existing unsecured and unsubordinated debt.
Proceeds from the issuance of the Senior Notes in 2012 were used to (i) fund the acquisition of TTS, as described further in Note 2 of the Notes to Consolidated Condensed Financial Statements, (ii) repay certain indebtedness of our Brazilian subsidiary to unaffiliated third parties and, (iii) meet certain other general corporate needs.

Multicurrency Revolving Letter of Credit and Credit Facilities
On June 6, 2011, the Company entered into a Second Amendment to its Credit Agreement dated April 14, 2008 (the Amended Credit Agreement).  This amendment increased the Company’s multicurrency borrowing capacity to $835.0 million and extended the maturity date to June 6, 2016.  Under the Amended Credit Agreement, the Company may borrow funds at LIBOR plus a spread, which varies based on the Company’s current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional fee will be incurred.  At December 31, 2012, the Company had issued letters of credit totaling $25.4 million under this Amended Credit Agreement with the remaining amount of $809.6 million available for future use.
The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank expiring on February 2, 2015.  At December 31, 2012, the Company had issued letters of credit totaling $199.0 million under this revolving credit facility, leaving a remaining amount of $51.0 million available for future use.

Other
Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 9.2% at December 31, 2012 (9.1% at December 31, 2011).
Future maturities of the Company’s debt (excluding the remaining amount of unamortized discount and capital leases) are approximately $18.9 million in 2013, $250.3 million in 2014, $250.3 million in 2015, and $1,500.1 million thereafter.
In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Information on interest expensed and paid during the three years ended December 31, 2012 was as follows:

	Year Ended December 31
(dollars in millions)	2012	2011	2010

Interest expensed	$104.4	$92.4	$82.2
Interest paid	$96.7	$102.8	$73.0

Note 11: Leases
The Company leases certain facilities, office space, vehicles, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2012, 2011 and 2010 were $85.6 million, $74.7 million and $67.5 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

	Capital	Operating
(dollars in millions)	Lease Payments	Lease Payments

Year ending December 31:
2013	$12.3	$65.0
2014	12.1	62.7
2015	10.0	50.2
2016	6.7	53.1
2017	4.2	38.0
Thereafter	75.8	117.8

Future minimum lease payments	121.1	386.8
Less: amount representing interest	(60.4)	–

Lease obligations at December 31, 2012	$60.7	$386.8

Note 12: Income Taxes
The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

U.S. operations	$745.9	$590.3	$365.9
Foreign operations	192.1	60.8	367.4

Income before income taxes	$938.0	$651.1	$733.3

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Current:
U.S. federal	$123.4	$46.6	$102.5
U.S. state and local	9.4	5.3	8.7
Foreign	140.1	96.4	83.1
	272.9	148.3	194.3

Deferred:
U.S. federal	(35.8)	5.9	(25.8)
U.S. state and local	(2.3)	2.1	0.9
Foreign	(47.3)	(27.1)	1.0
	(85.4)	(19.1)	(23.9)

Income tax provision	$187.5	$129.2	$170.4

    The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
	2012	2011	2010

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	0.57	1.03	1.02
Foreign statutory rate differential	(9.22)	(7.30)	(9.62)
Change in valuation allowance on deferred tax assets	5.92	(8.89)	6.76
Nondeductible expenses	0.74	2.47	1.64
Net U.S. tax on foreign source income	(10.92)	(1.67)	(9.52)
All other	(2.09)	(0.80)	(2.05)

Total	20.00%	19.84%	23.23%

Total income taxes paid (dollars in millions)	$239.5	$121.2	$198.2

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in millions)	2012	2011

Deferred tax liabilities:
Plant and equipment	$(150.3)	$(137.6)
Inventory	–	(4.5)
Intangible assets	(106.7)	(90.7)
Other	(17.1)	(9.3)
Total deferred tax liabilities	(274.1)	(242.1)

Deferred tax assets:
Inventory	5.6	–
Postretirement benefits other than pensions	11.7	9.5
Reserves and accruals	137.5	120.4
Net operating losses and tax credits	276.6	102.0
Pensions	25.8	16.6
Other	12.7	22.0

Total deferred tax assets	469.9	270.5

Valuation allowance	(84.2)	(29.7)

Net deferred tax assets (liabilities)	$111.6	$(1.3)

Changes in the Company’s accruals for unrecognized tax benefits were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Balance at beginning of year	$148.4	$68.4	$60.4
Increases in estimates for tax positions taken prior to the current year	–	6.6	1.0
Decreases in estimates for tax positions taken prior to the current year	(11.3)	(2.4)	(0.3)
Increases due to tax positions taken during the current year	–	76.1	5.5
Decreases relating to settlements with tax authorities	(10.1)	(2.3)	(0.3)
Decreases resulting from the lapse of applicable statutes of limitation	(6.5)	(0.1)	(0.2)
Net increases due to translation and interest	0.5	2.1	2.3

Balance at end of year	$121.0	$148.4	$68.4

The Company has a $15.0 million accrual for unrecognized tax benefits at December 31, 2012, for which the uncertainties surrounding the benefits are expected to be settled during the next twelve-month period as a result of the conclusion of various income tax audits or due to the expiration of the applicable statute of limitations. The Company is not currently aware of any material amounts included as unrecognized tax benefits at December 31, 2012 that, if recognized, would not impact the Company’s future effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2012, 2011 or 2010. Also, there were no material accruals for unpaid interest or penalties at December 31, 2012 or 2011.
The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years’ tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2006	2010	2008	2010	2004	2007

At December 31, 2012, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period.  Changes in the Company’s valuation allowances against these net operating loss and credit carryforwards and other deferred tax assets were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Balance at beginning of year	$29.7	$96.2	$46.1
Valuation allowances for unutilized net operating losses and excess foreign tax credits generated in the current year	35.9	–	49.6
Valuation allowances on foreign tax credits associated with a prior year	19.5	–	–
Reduction in valuation allowances due to utilization of prior years’ net operating losses and excess foreign tax credits	–	(57.9)	–
Write-off of valuation allowances and associated deferred tax assets for certain losses that have no possibility of being utilized	–	(6.0)	–
Effect of translation	(0.9)	(2.6)	0.5

Balance at end of year	$84.2	$29.7	$96.2

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

Tax attribute carryforwards which are available for use on future income tax returns at December 31, 2012 are as follows:

(dollars in millions)	Domestic	Foreign	Expiration

Net operating losses - regular income tax	$–	$97.0	2014 - Indefinite
Net operating losses – state income tax	$2.2	$–	2017
Foreign tax credits	$125.6	$–	2016 - 2022

The tax benefit that the Company receives with respect to certain stock compensation plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $11.5 million, $4.9 million and $17.4 million in 2012, 2011 and 2010, respectively.
The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.5 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.
The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2012, 2011 and 2010 was approximately $2.3 million, $2.3 million and $9.5 million, respectively.

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

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding

Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714

Purchase of treasury stock	–	(3,176,705)	(3,176,705)
Stock issued under stock compensation plans	–	2,432,821	2,432,821

Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830

Purchase of treasury stock	–	(49,000)	(49,000)
Stock issued under stock compensation plans	–	1,667,245	1,667,245

Balance - December 31, 2011	263,111,472	(17,579,397)	245,532,075

Purchase of treasury stock	–	(412,800)	(412,800)
Stock issued under stock compensation plans	–	1,576,861	1,576,861

Balance - December 31, 2012	263,111,472	(16,415,336)	246,696,136

   At December 31, 2012, 9,116,784 shares of unissued common stock were reserved for future issuance under various stock compensation plans.

Preferred Stock
The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $0.1 per share.  Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Retained Earnings
Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $6.2 billion at December 31, 2012.

Note 14: Accumulated Other Elements of Comprehensive Income (Loss)
Accumulated other elements of comprehensive income (loss) comprised the following:

	December 31,
(dollars in millions)	2012	2011

Accumulated foreign currency translation gain (loss)	$45.9	$(28.7)
Prior service credits, net, related to the Company’s pension and postretirement benefit plans	3.1	4.1
Actuarial losses, net, related to the Company’s pension and postretirement benefit plans	(89.7)	(60.3)
Change in fair value of derivatives accounted for as cash flow hedges and other, net	10.7	(5.9)

Total accumulated other elements of comprehensive income (loss)	$(30.0)	$(90.8)

Note 15: Business Segments
   The Company’s operations are organized into three separate business segments - DPS, V&M and PCS.
   The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, drilling equipment packages, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services.
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
The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2012, 2011 and 2010, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $62.7 million, $60.6 million and $55.2 million, respectively. DPS accounted for 67%, 59% and 59% of each respective year’s total costs.

Summary financial data by segment follows:
	Year Ended December 31, 2012
(dollars in millions)	DPS	V&M		PCS	Corporate & Other		Consolidated

Revenues	$4,871.3		$2,142.2	$1,488.6	$	−	$8,502.1
Depreciation and amortization	$149.9		$41.4	$36.9		$26.5	$254.7
Interest, net	$–	$	−	$–		$90.4	$90.4
Income (loss) before income taxes	$712.3		$425.8	$147.1		$(347.2)	$938.0
Capital expenditures	$300.0		$29.9	$28.5		$68.8	$427.2
Total assets	$6,005.1		$1,773.0	$2,576.9		$803.2	$11,158.2

	Year Ended December 31, 2011
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$4,061.5	$1,663.0	$1,234.5	$–	$6,959.0
Depreciation and amortization	$111.4	$40.3	$37.9	$17.0	$206.6
Interest, net	$–	$–	$–	$84.0	$84.0
Income (loss) before income taxes	$685.6	$294.1	$116.0	$(444.6)	$651.1
Capital expenditures	$255.6	$34.8	$21.6	$76.1	$388.1
Total assets	$4,784.5	$1,524.6	$2,101.9	$950.7	$9,361.7

	Year Ended December 31, 2010
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$3,718.3	$1,273.3	$1,143.2	$–	$6,134.8
Depreciation and amortization	$93.0	$42.4	$54.9	$11.3	$201.6
Interest, net	$–	$–	$–	$78.0	$78.0
Income (loss) before income taxes	$666.7	$188.0	$131.9	$(253.3)	$733.3
Capital expenditures	$104.6	$35.3	$19.7	$41.1	$200.7
Total assets	$3,570.1	$1,299.7	$1,750.8	$1,384.5	$8,005.1

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company’s Corporate office, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by  the Company’s General Counsel, foreign currency gains and losses from certain derivative and intercompany lending activities managed by the Company’s centralized Treasury function, all of the Company’s pension settlement costs, asset impairment and restructuring expense, acquisition-related costs and all stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents, short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Revenues:
United States	$4,670.5	$3,868.2	$3,281.5
United Kingdom	616.0	741.2	1,041.0
Other foreign countries	3,215.6	2,349.6	1,812.3

Total revenues	$8,502.1	$6,959.0	$6,134.8

	December 31,
(dollars in millions)	2012	2011	2010

Long-lived assets:
United States	$2,531.7	$2,411.8	$1,896.6
United Kingdom	170.2	167.4	197.7
Other foreign countries	1,322.9	845.4	885.3

Total long-lived assets	$4,024.8	$3,424.6	$2,979.6

Note 16: Earnings Per Share
   The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in millions, except per share data)	2012	2011	2010

Net income	$750.5	$521.9	$562.9

Average shares outstanding (basic)	246.4	245.0	243.1
Common stock equivalents	1.7	2.1	2.4
Incremental shares from assumed conversion of convertible debentures	–	2.1	2.0

Shares utilized in diluted earnings per share calculation	248.1	249.2	247.5

Earnings per share:
Basic	$3.05	$2.13	$2.32
Diluted	$3.02	$2.09	$2.27

The Company’s 2.5% Convertible Debentures were included in the calculation of diluted earnings per share for the years ended December 31, 2011 and 2010, since the average price of the Company’s common stock exceeded the conversion price of the debentures during all or a portion of each year.  These debentures were converted or repurchased by the Company during 2011.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

   The effect on net assets of non-cash operating, investing and financing activities was as follows:

(dollars in millions)	2012	2011	2010

Impact on net assets of indemnity settlement with BP Exploration and Production, Inc.	$–	$(82.5)	$–
NATCO purchase price allocation adjustment	$–	$–	$(16.9)
Tax benefit of stock compensation plan transactions	$11.5	$4.9	$17.4
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$10.1	$(5.2)	$(6.1)
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	$(33.3)	$(7.7)	$4.5

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees
At December 31, 2012, the Company was contingently liable with respect to approximately $940.7 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $27.3 million, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $13.9 million of insurance bonds at December 31, 2012 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.
   The Company’s other off-balance sheet risks were not material at December 31, 2012.

Concentrations of Credit Risk and Major Customers
   Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2012. The Company typically does not require collateral for its customer trade receivables.  Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments.  See Note 4 of the Notes to Consolidated Financial Statements for additional information.
During 2012 and 2011, no individual customer accounted for more than 10% of the Company’s consolidated revenues.  Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company’s segments accounted for approximately 12% of the Company’s consolidated 2010 revenues.

Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, trade payables, derivative instruments and debt instruments. The book values of trade receivables, trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

    Following is a summary of the Company’s financial instruments which have been valued at fair value in the Company’s Consolidated Balance Sheets at December 31, 2012 and 2011:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total
(dollars in millions)	2012	2011	2012	2011	2012	2011	2012	2011

Cash and cash equivalents:
Cash	$447.1	$491.7	$–	$–	$–	$–	$447.1	$491.7
Certificates of deposit	0.2	–	–	–	–	–	0.2	–
Money market funds	429.1	133.4	–	–	–	–	429.1	133.4
Commercial paper	–	–	202.7	140.4	–	–	202.7	140.4
U.S. treasury securities	17.6	–	–	–	–	–	17.6	–
U.S. non-governmental agency asset-backed securities	–	–	41.4	27.8	–	–	41.4	27.8
U.S. corporate obligations	18.9	29.1	–	–	–	–	18.9	29.1
Non-U.S. bank and other obligations	28.8	76.5	–	–	–	–	28.8	76.5
Short-term investments:
Commercial paper	–	–	253.9	213.5	–	–	253.9	213.5
Certificates of deposit	3.0	–	–	–	–	–	3.0	–
U.S. Treasury securities	64.5	10.1	–	–	–	–	64.5	10.1
U.S. non-governmental agency asset-backed securities	–	–	99.5	77.3	–	–	99.5	77.3
U.S. corporate obligations	96.1	122.6	–	–	–	–	96.1	122.6
Non-qualified plan assets:
Money market funds	1.1	–	–	–	–	–	1.1	–
Domestic bond funds	2.4	–	–	–	–	–	2.4	–
International bond fund	0.1	–	–	–	–	–	0.1	–
Domestic equity funds	3.6	–	–	–	–	–	3.6	–
International equity funds	2.1	–	–	–	–	–	2.1	–
Blended equity funds	2.6	–	–	–	–	–	2.6	–
Common stock	2.1	–	–	–	–	–	2.1	–
Derivatives, net asset (liability):
Foreign currency contracts	–	–	19.9	(13.8)	–	–	19.9	(13.8)
Interest rate contracts	–	–	–	1.4	–	–	–	1.4

	$1,119.3	$863.4	$617.4	$446.6	$–	$–	$1,736.7	$1,310.0

Fair values for financial instruments utilizing level 2 inputs were determined from information obtained from third party pricing sources, broker quotes, calculations involving the use of market indices or mutual fund unit values determined based upon the valuation of the funds’ underlying assets.
At December 31, 2012, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $2.06 billion as compared to the $1.75 billion face value of the debt recorded, net of original issue discounts, in the Company’s Consolidated Balance Sheet.  At December 31, 2011, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.47 billion as compared to the $1.25 billion face value of the debt.

Derivative Contracts
In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2012. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.  The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs from time to time interest rate swaps as a tool to achieve that goal.

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2012 was as follows:

	Notional Amount - Buy			Notional Amount - Sell
(in millions)	2013	2014	Total	2013	2014	2015	Total

Foreign currency forward contracts–
Notional currency in:
Euro	240.5	62.1	302.6	(7.8)	–	–	(7.8)
Pound Sterling	58.6	–	58.6	(7.8)	(0.2)	–	(8.0)
Norwegian krone	1,016.6	156.2	1,172.8	(394.5)	(0.4)	–	(394.9)
Singapore dollar	11.0	–	11.0	–	–	–	–
U.S. dollar	43.4	0.3	43.7	(212.5)	(5.3)	(0.5)	(218.3)

The fair values of derivative financial instruments recorded in the Company’s Consolidated Balance Sheets were as follows:

	December 31,
	2012		2011
(dollars in millions)	Assets	Liabilities	Assets	Liabilities

Derivatives designated as hedges:
Foreign exchange contracts –
Current	$20.4	$5.7	$1.9	$7.0
Non-current	2.3	0.4	–	0.6
Total derivatives designated as hedges	22.7	6.1	1.9	7.6

Derivatives not designated as hedges:
Foreign exchange contracts –
Current	3.3	–	2.5	10.6
Non-current	–	–	–	–

Interest rate swaps –
Current	–	–	1.4	–
Non-current	–	–	–	–
Total derivatives not designated as hedges	3.3	–	3.9	10.6

Total derivatives	$26.0	$6.1	$5.8	$18.2

The amount of pre-tax gain (loss) from the ineffective portion of derivatives designated as hedging instruments and from derivatives not designated as hedging instruments was:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010

Derivatives designated as hedging instruments:
Foreign currency contracts –
Cost of sales	$0.4	$(0.8)	$(0.7)

Derivatives not designated as hedging instruments:
Foreign currency contracts –
Cost of sales	1.9	(0.5)	2.7
Other costs	15.7	(9.3)	–

Equity call options -
Other costs	–	(12.2)	–

Interest rate swaps -
Interest, net	–	(0.2)	7.2

Total pre-tax gain (loss)	$18.0	$(23.0)	$9.2

Note 19: Contingencies

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

Deepwater Horizon Matter
   A blowout preventer (“BOP”) originally manufactured by the Company and delivered in 2001, and for which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig Deepwater Horizon in 2010 when the rig experienced an explosion and fire resulting in bodily injuries and loss of life, the loss of the rig, and discharge of hydrocarbons into the Gulf of Mexico.
The Company was named as one of a number of defendants in over 350 suits asserting claims for personal injury, wrongful death, property damage, pollution and economic damages.  Most of these suits were consolidated into a single proceeding under rules governing multi-district litigation.  The consolidated case is styled: In Re: Oil Spill by the Oil Rig “Deep Water Horizon” in the Gulf of Mexico on April 20, 2010, MDL Docket No. 2179.
On December 15, 2011, the Company entered into an agreement with BP Exploration and Production Inc. (BPXP), guaranteed by BP Corporation North America Inc., pursuant to which BPXP agreed to indemnify the Company for any and all current and future compensatory claims, and to pay on behalf of the Company any and all such claims, associated with or arising out of the Deepwater Horizon incident the Company otherwise would have been obligated to pay, including claims arising under the Oil Pollution Act, claims for natural resource damages and associated damage-assessment costs, clean-up costs, and other claims arising from third parties.  The agreement does not provide indemnification of the Company against any fines, penalties, punitive damages or certain other potential non-compensatory claims levied on or awarded against it individually.  The Company, however, does not consider any of these, singly or cumulatively, to pose a material financial risk to it because, while the United States brought suit against BP and certain other parties associated with this incident for recovery under statutes such as the Oil Pollution Act of 1990 (OPA) and the Clean Water Act, the Company was not named as a defendant in this suit.  Additionally, BP and the Plaintiffs’ Steering Committee (“PSC”), appointed by the Court in the MDL proceeding to represent the interests of third-party claimants, concluded an “Economic and Property Damages Settlement Agreement” and a “Medical Benefits Class Action Settlement Agreement” which were filed with the Court on April 18, 2012.  Under the terms of these settlements, the PSC, on behalf of these claimants who would be included in the proposed settling classes, has released any claim against BP and certain other parties, including the Company, for punitive and other non-compensatory damages.  This settlement was approved by the Court on December 21, 2012.   The BP/PSC settlement, and the release of punitive and other non-compensatory damages against Cameron, does not affect the claims of (i) persons who opted out of the settlement; (ii) persons outside of Alabama, Louisiana, Mississippi, and certain counties in Florida and Texas, the geographic scope of the settlement; (iii) persons outside the class of lost business covered by the settlement class such as gambling, real estate development and insurance; and (iv) the Gulf states and local government entities.
A shareholder derivative suit, Berzner vs. Erikson, et al., Cause No. 2010-71817, 190th District Court of Harris County, Texas, was filed in October 2010 against the Company’s directors in connection with this incident and its aftermath alleging the Company’s directors failed to exercise their fiduciary duties regarding the safety and efficacy of its products, but still remains in the initial pleading stage.

Other Litigation
The Company from time to time is a defendant in cases alleging equipment failure due to inherent defects, design or manufacturing failures and/or improper maintenance, and claims made typically include breach of contract, breach of implied warranty, negligence, strict liability in tort and/or product liability.  Two such cases were filed on February 13, 2013 regarding such incidents.  Each is styled Boardwalk Pipeline Partners, et al. vs. Tube Forgings of America, Inc. et al. including Cameron International Corporation.  One was filed in Daviess Circuit Court, Division II, Kentucky, and the other in the District Court of Panola, County, Texas.  The facts of the incident and its cause(s) are currently under investigation.  In any event, the Company has insurance coverage that is applicable with a self-retention of $5.0 million.
The Company also has been and continues to be named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits. At December 31, 2012, the Company’s consolidated balance sheet included a liability of approximately $17.2 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Tax and Other Contingencies
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
The Company is currently undergoing a customs audit in Brazil.  The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010.  The Company has identified numerous errors in the assessment, the government has not provided appropriate supporting documentation for the assessment, and the Company believes a majority of this assessment will ultimately be proven to be incorrect.  As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter.  No amounts have been accrued for this assessment as of December 31, 2012 as no loss is currently considered probable.

Environmental Matters
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation was completed in 2011 and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years and which may have yet undiscovered contamination. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2012, the Company’s consolidated balance sheet included a noncurrent liability of approximately $4.9 million for these environmental matters.
In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.  The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of the property’s sale. Test results of monitoring wells on the southeastern border of the plume indicate that the plume is moving in a new direction, likely as a result of a ground water drainage system completed as part of an interstate highway improvement project.  As a result, the Company notified 33 additional homeowners, and may provide notice to additional homeowners, whose property is adjacent to the class area that their property may be affected.  The Company is taking remedial measures to mitigate any impact on these properties.  The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company’s consolidated balance sheet included a liability of approximately $7.1 million for these matters as of December 31, 2012.

Note 20: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2012 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,804.3	$2,053.7	$2,218.3	$2,425.8
Revenues less cost of sales (exclusive of depreciation and amortization)	$523.9	$604.8	$650.1	$699.0
Other costs (credits)	$(1.5)	$9.9	$3.4	$21.7
Net income	$134.0	$174.6	$223.6	$218.3
Earnings per share:
Basic	$0.54	$0.71	$0.91	$0.88
Diluted	$0.54	$0.70	$0.90	$0.88

	2011 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,501.3	$1,741.1	$1,685.9	$2,030.7
Revenues less cost of sales (exclusive of depreciation and amortization)	$443.4	$527.7	$549.3	$600.2
Other costs	$8.9	$20.1	$34.2	$114.2
Net income	$109.5	$148.0	$164.5	$99.9
Earnings per share:
Basic	$0.45	$0.60	$0.67	$0.41
Diluted	$0.43	$0.59	$0.67	$0.40

Selected Consolidated Historical Financial Data of Cameron International Corporation
   The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2012. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in millions, except per share data)	2012	2011	2010	2009	2008

Income Statement Data:
Revenues	$8,502.1	$6,959.0	$6,134.8	$5,223.2	$5,848.9

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	6,024.3	4,838.4	4,212.4	3,540.1	4,127.9
Selling and administrative expenses	1,161.2	1,001.5	862.3	715.6	668.3
Depreciation and amortization	254.7	206.6	201.6	156.6	132.1
Interest, net	90.4	84.0	78.0	86.5	43.0
Other costs	33.5	177.4	47.2	81.6	−
Charge for pension plan termination	–	–	–	−	26.2
Total costs and expenses	7,564.1	6,307.9	5,401.5	4,580.4	4,997.5

Income before income taxes	938.0	651.1	733.3	642.8	851.4
Income tax provision	(187.5)	(129.2)	(170.4)	(167.3)	(270.7)
Net income	$750.5	$521.9	$562.9	$475.5	$580.7

Basic earnings per share	$3.05	$2.13	$2.32	$2.15	$2.67
Diluted earnings per share	$3.02	$2.09	$2.27	$2.11	$2.54

Balance Sheet Data (at the end of period):
Total assets	$11,158.2	$9,361.7	$8,005.1	$7,725.4	$5,902.4
Stockholders’ equity	$5,566.1	$4,707.4	$4,392.4	$3,919.7	$2,344.5
Long-term debt	$2,047.0	$1,574.2	$772.9	$1,232.3	$1,218.6
Other long-term obligations	$376.1	$399.8	$265.9	$277.1	$228.0