Form 10-K, Exhibit 13
period 2013-12-31
CAMERON INTERNATIONAL CORP
filed 2014-02-26
CIK 941548

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and
Results of Operations of Cameron International Corporation

The following discussion of the historical results of operations and financial condition of Cameron International Corporation (the Company or Cameron) should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts attributable to Cameron stockholders included in this discussion are based on diluted shares outstanding.

Overview

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS).

The DPS segment includes businesses that provide systems and equipment used to drill, control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.  Products within this segment include drilling equipment packages, blowout preventers (BOPs), drilling risers, top drives, draw works, complete wellhead and Christmas tree systems for onshore and offshore applications, subsea production systems and manifolds and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

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

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. In early 2014, the Company entered into an agreement to sell its Reciprocating Compression business and announced its intention to explore strategic alternatives for its Centrifugal Compression business (see Note 20 of the Notes to Consolidated Financial Statements for further information).  The Company’s process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Exposure to deepwater markets
The Company’s broad portfolio of products results in Cameron having a significant presence in the deepwater oil and gas drilling, production and infrastructure market.  Cameron provides drilling equipment packages for deepwater drilling rigs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the deepwater market.  In fact, six of the Company’s divisions participate in this market.  Approximately 44% of the Company’s 2013 revenue was derived from the deepwater market.

Exposure to international markets
Revenues for the years ended December 31, 2013, 2012 and 2011 were generated from shipments to the following regions of the world (dollars in millions):

Region	2013	2012	2011

North America	$3,802.3	$3,806.2	$3,084.0
South America	812.9	607.8	647.8
Asia, including Middle East	2,350.6	1,924.8	1,270.9
Africa	1,002.3	901.9	1,002.1
Europe	1,569.6	913.8	753.8
Other	300.7	347.6	200.4

	$9,838.4	$8,502.1	$6,959.0

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

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or the customer has taken title and risk of loss or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue and cost of sales are recognized in accordance with accounting rules relating to construction-type and production-type contracts.  Under this guidance, the Company recognizes revenue on these contracts based upon completion of milestones using a units-of-completion method.  However, for certain specific types of drilling and subsea systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each milestone included in the contract, including customer inspection and acceptance, if required by the contract. Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs.  Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and can materially impact the Company’s future period earnings.  Approximately 29%, 23% and 26% of the Company's revenues for the years ended December 31, 2013, 2012 and 2011, respectively, were recognized under accounting rules for construction-type and production-type contracts.

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

The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flow models (level 3 observable inputs) consistent with the accounting guidance for fair value measurements.  Certain estimates and judgments are required in the application of the discounted cash flow models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  Generally, this review is conducted during the first quarter of each annual period.  The results of the 2013 test indicated that there was no impairment of goodwill.  Should the Company’s estimate of the fair value of any of its reporting units decline significantly in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required.

The Company’s Reciprocating Compression business was included in a reporting unit which had nearly $255.0 million of goodwill as of December 31, 2013.  As a result of the sale of the Company’s Reciprocating Compression business, this goodwill will be allocated between the businesses contained in this reporting unit based upon the relative fair values of each business within this reporting unit.  Approximately $206.0 million of the reporting unit’s goodwill will be included in the calculation of the net gain or loss upon completion of the sale of the Reciprocating Compression business.  The remainder of the goodwill (approximately $49.0 million) will be allocated to the other businesses in this reporting unit.  The Company expects to write down the carrying value of these businesses by approximately $100 million in the first quarter of 2014.

The PCS segment also includes goodwill of $572.2 million at December 31, 2013 associated with the Custom Process Systems reporting unit.  Profitability within this business, while showing recent improvement, has been below historical levels in the past due to several factors, including competitive pressures, production and overhead inefficiencies.  The Company’s evaluation of the fair value of this business assumes future improvements over time and improvement in the gas production and separation markets.  If the financial performance of this business does not show improvement, or if a future evaluation determines that such improvements are not likely to occur, an impairment of goodwill could be necessary.

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

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2013.  In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

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

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings in the same income statement caption as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness of cash flow hedges for the years ended December 31, 2013, 2012 and 2011 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.  The Company will also utilize, from time to time, interest rate swaps to achieve an overall desired position of fixed and floating rate debt.  Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.

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

At December 31, 2013, the Company had a net asset totaling $19.0 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date.  See Note 18 of the Notes to Consolidated Financial Statements for further information.

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company’s plans was December 31, 2013.  As described more fully in Note 8 of the Notes to Consolidated Financial Statements, the assumptions used in calculating the pension amounts recognized in the Company’s consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plans on the average yields at December 31, 2013 of hypothetical high-quality bond portfolios (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plans.  The Company’s inflation assumptions were based on an evaluation of external market indicators. The expected rates of return on plan assets were based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals.  During 2013, plan assets increased in value by approximately $41.1 million.  The difference between this actual return and an estimated growth in the value of those assets of $21.7 million will be deferred in accumulated other elements of comprehensive income and amortized as a decrease to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that were expected to best approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from pension and postretirement benefit plan assumptions are recorded in accumulated other elements of comprehensive income as a net actuarial gain or loss and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2013, the Company had a net after-tax accumulated actuarial loss, totaling $88.6 million, that will be amortized as an increase in future pension expense.  While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension obligations and future expense.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2014 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2013 for the Company’s most significant pension plan, the United Kingdom pension plan:

(dollars in millions)	Increase (decrease) in 2014 pre-tax pension expense	Increase (decrease) in PBO at December 31, 2013

Change in Assumption:
25 basis point decrease in discount rate	$1.6	$12.7
25 basis point increase in discount rate	$(1.1)	$(11.8)
25 basis point decrease in expected return on assets	$0.8	$–
25 basis point increase in expected return on assets	$(0.8)	$–

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,
	2013	2012	2011

Revenues	100%	100%	100%

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	71.3	70.9	69.5
Selling and administrative expenses	13.9	13.7	14.4
Depreciation and amortization	3.2	3.0	3.0
Interest, net	1.0	1.0	1.2
Other costs (see Note 3)	0.9	0.4	2.5
Total costs and expenses	90.3	89.0	90.6

Income before income taxes	9.7	11.0	9.4
Income tax provision	(2.3)	(2.2)	(1.9)

Net income	7.4	8.8	7.5
Net income attributable to noncontrolling interests	0.3	–	–
Net income attributable to Cameron	7.1%	8.8%	7.5%

Recent Market Conditions

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Drilling activity (average number of working rigs during period)[1]:
United States	1,761	1,919	(158)	(8.2)%
Canada	355	365	(10)	(2.7)%
Rest of world	1,296	1,234	62	5.0%

Global average rig count	3,412	3,518	(106)	(3.0)%
Commodity prices (average of daily U.S. dollar prices per unit during period)[2]:
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	$98.01	$94.10	$3.91	4.2%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	$3.73	$2.75	$0.98	35.6%

Twelve-month futures strip price (U.S. dollar amount at period end)[2]:
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	$95.79	$93.19	$2.60	2.8%
Henry Hub natural gas contract (per MMBtu)	$4.19	$3.60	$0.59	16.4%

Contracted drillships and semi submersibles by location: [3]
U.S. Gulf of Mexico	46	40	6	15.0%
Central and South America	73	84	(11)	(13.1)%
Northwestern Europe	47	45	2	4.4%
West Africa	39	32	7	21.9%
Southeast Asia and Australia	27	21	6	28.6%
Other	48	47	1	2.1%

	280	269	11	4.1%

1  Based on average monthly rig count data from Baker Hughes
2  Source: Bloomberg
3  Source:  IHS – Petrodata

The average number of worldwide operating rigs during 2013 declined 3% from 2012 due primarily to a lower average number of gas rigs working in North America.  During 2013, rig count levels dropped to their lowest point in May before recovering 9% by December.  Average worldwide rig count levels for the month of December 2013 were up 2.6% from the average number of rigs operating during the month of December 2012 but were down 10.8% from February 2012, the highest monthly average level of operating rigs counted during the last ten year period.

  The decline during 2013 in the average annual United States rig count was the result of a 31% decline in the average number of working gas rigs.  Oil rigs accounted for 78% of the average 2013 U.S. rig count compared to 71% for 2012.  The U.S. rig count level during the month of December 2013 increased from earlier months in the year and was just under the average U.S. rig count level for the month of December 2012.

A decline in the average number of operating oil rigs accounted for the drop in the average Canadian rig count from 2012 to 2013.  Oil rigs accounted for nearly 66% of the average 2013 Canadian rig count compared to almost 72% for 2012.

For the rest of the world, increased drilling activity in Africa contributed to almost half of the 5% increase in average operating rigs in 2013 as compared to 2012.

Crude oil prices (West Texas Intermediate, Cushing, OK) during 2013 went from a low of under $87 per barrel in April to a high of over $110 per barrel in September before declining during the remainder of the year to close at $98.42 per barrel at December 31, 2013, in line with the average daily price for the year and up 7.2% from the closing price at December 31, 2012.   The 12-month futures strip price for West Texas Intermediate crude oil was $95.79 at December 31, 2013, down 2.7% from 2013’s year-end closing spot price.  In comparison, Brent crude oil spot prices averaged over $108 per barrel for 2013.

Natural gas (Henry Hub) spot prices trended upward throughout much of 2013 from a low of $3.08 per MMBtu in January to a high of $4.52 per MMBtu during December.  The December 31, 2013 closing price was 26% higher than the closing price at December 31, 2012.  However, the 12-month futures strip price for natural gas at December 31, 2013 was $4.19, down 3% from 2013’s year-end closing price, but up 12% from the average 2013 price level.

Based on available industry data, approximately 55 drillships and 52 semi-submersibles have been delivered since 2009, most of which are for ultra-deepwater environments.  This has resulted in a near doubling of the fleet of available floaters since that time.  With over 30 ultra-deepwater floaters currently available for contract in 2014, a slowdown in demand for newbuild construction may occur as the industry undergoes a rebalancing of supply and demand for such rigs.

The decline during 2012 in the price of natural gas negatively affected gas drilling activity levels in North America and order rates that year for certain of the Company’s products used in natural gas drilling and production, in particular distributed valves, that serve this market.  Although natural gas prices have recovered somewhat from 2012 levels, North American gas rig count levels have not yet shown a similar recovery which may continue to adversely impact the Company’s gas focused North American operations during 2014.

Results of Operations

Consolidated Results – 2013 Compared to 2012

Net income attributable to Cameron for 2013 totaled $699.2 million compared to $750.5 million for 2012.  Diluted earnings per share attributable to Cameron stockholders for 2013 were $2.87, down from $3.02 per share in 2012.  The Company incurred approximately $0.29 per share of other costs in 2013, as described further below.  Such other costs in 2012 amounted to approximately $0.11 per share.  Absent these costs, the Company’s diluted earnings per share attributable to Cameron stockholders would have been $3.16 in 2013 compared to $3.13 in 2012, an increase of approximately 1%.

Total revenues for the Company increased by $1.34 billion, or 15.7%, from $8.50 billion in 2012 to a record level of $9.84 billion for 2013, with the entire improvement noted in the DPS segment. Businesses acquired since the beginning of 2012 accounted for nearly 34% of the increase.  Absent the effect of these newly acquired businesses, revenues climbed 10.4% in 2013 as compared to 2012.  A further discussion of revenues by segment may be found below.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 70.9% in 2012 to 71.3% for 2013.  References to margins in the Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company’s Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2013.  The increase was due largely to execution issues in the drilling product line and the impact of businesses acquired since the beginning of 2012, primarily in the DPS segment, which carry higher costs than certain other businesses in that segment, partially offset by better product margins in the V&M segment and in the Centrifugal Compression product line.

Selling and administrative expenses increased $201.4 million, or 17.3%, during 2013 as compared to 2012.
•	As a percent of revenues, selling and administrative expenses increased from 13.7% in 2012 to nearly 13.9% in 2013.
•	Higher employee and facility-related costs as a result of increased headcount, business volumes and international and aftermarket expansion efforts, particularly in the DPS segment, accounted for nearly 90% of the dollar increase.

Depreciation and amortization increased $59.8 million, or 23.5%, during 2013 as compared to 2012 mainly due to:
•	increased capital spending in recent periods (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface Systems division and to enhance the manufacturing capacity in the Drilling Systems division, and (ii) for development of the Company’s enhanced business information systems and,
•	the impact of newly acquired businesses, which accounted for nearly 46% of the increase in costs during 2013.

Net interest for 2013 totaled $100.2 million, an increase of $9.8 million from 2012.  The increase was due mainly to (i) the full year impact of interest during 2013 on the $500 million principal amount of debt issued in May 2012 and (ii) the $750.0 million principal amount of debt issued in December 2013, as well as additional interest associated with prior years’ income tax liabilities.

During 2013, the Company incurred $92.7 million of certain other costs as compared to $33.5 million in 2012.  These other costs consisted of:

	Year Ended December 31,
(dollars in millions)	2013	2012

OneSubsea formation and integration costs	$51.8	$2.7
Currency devaluation	9.5	–
Acquisition integration costs	8.0	13.2
Impairment of intangibles	–	17.6
International pension settlement costs	–	6.6
Insurance litigation costs	3.0	2.5
Mark-to-market impact on currency derivatives not designated as accounting hedges	1.1	(15.7)
Severance, restructuring and other costs	19.3	6.6

Total other costs	$92.7	$33.5

The Company’s effective tax rate for 2013 was 24.0% compared to 20.0% during 2012.  The components of the effective tax rates for both years were as follows:

	Year Ended December 31,
	2013		2012
(dollars in millions)	Tax Provision	Tax Rate	Tax Provision	Tax Rate

Provision based on statutory rates in jurisdictions where income is earned	$224.5	23.6%	$239.3	25.5%
Adjustments to income tax provision:
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(16.2)	(1.7)	(25.2)	(2.7)
Finalization of prior year returns	29.4	3.1	(20.7)	(2.2)
Tax effects of changes in legislation	(9.7)	(1.0)	(1.7)	(0.2)
Accrual adjustments and other	0.3	–	(4.2)	(0.4)

Tax provision	$228.3	24.0%	$187.5	20.0%

Segment Results – 2013 Compared to 2012

DPS Segment
	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2013	2012	$	%

Revenues	$6,287.5	$4,871.3	$1,416.2	29.1%
Income before income taxes	$822.6	$712.3	$110.3	15.5%
Income before income taxes as a percent of revenues	13.1%	14.6%	N/A	(1.5)%

Orders	$8,665.4	$7,326.8	$1,338.6	18.3%
Backlog (at period-end)	$9,451.4	$6,576.4	$2,875.0	43.7%

Revenues
Nearly 32% of the increase in DPS segment revenues in 2013 as compared to 2012 was due to incremental revenues from businesses acquired since the beginning of 2012.  Absent the effect of these newly acquired businesses, revenues increased approximately 20% mainly due to:
•	a 27% increase in sales of drilling equipment, primarily as a result of higher beginning of the year project backlog levels and a higher installed base of equipment, which has positively affected aftermarket activity levels,
•	a 20% increase in surface equipment revenues, reflecting higher activity levels and increased deployment of rental equipment in unconventional resource regions of North America, as well as higher shipments for projects in the UK North Sea, the Caspian Sea, the Middle East and in the Asia-Pacific region, and
•	a 16% increase in subsea equipment sales, largely reflecting higher project activity levels, mainly for fields offshore Brazil and Australia.

Income before income taxes as a percent of revenues
The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:
•	a 1.2 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues primarily as a result of execution issues in the drilling product line and the impact of the TTS acquisition, which carries higher costs than certain other businesses in the segment, and
•	a 0.2 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to the impact of newly acquired businesses and higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface Systems division and additional manufacturing capacity added in the Drilling Systems division.

Orders
Excluding the impact of newly acquired businesses, order levels for the segment increased approximately 13% in 2013 as compared to 2012.  This increase consisted of:
•	a 68% improvement in subsea orders, largely reflecting an 87% increase in the number of new subsea trees awarded in 2013, mainly for projects offshore Brazil and in the UK North Sea, as well as higher aftermarket activity levels, and
•	a 22% increase in surface equipment orders due mainly to higher activity levels and rental equipment deployments in North America, along with higher demand for new equipment in the North Sea, the Caspian Sea, Iraq and Saudi Arabia.

These increases were partially offset by a 25% decline in drilling equipment orders due to the lack of new major project awards in 2013 as compared to 2012.

One of the 2013 subsea project awards received by the Company, totaling in excess of $500.0 million, was for Chevron’s Rosebank project in the UK North Sea.  Chevron announced a deferral of this project in late 2013 in order to work with its partners to improve project economics.  It was agreed that OneSubsea would continue to work on elements of its awarded scope and work with Chevron on improving the project’s economics.

Backlog (at period-end)
Backlog increased in 2013 due mainly to (i) order rates for new equipment exceeding revenues in each major product line and (ii) amounts added from businesses contributed by Schlumberger in connection with the formation of the OneSubsea joint venture.

In addition to the backlog from the Rosebank project as described above, the Company’s backlog at December 31, 2013 also included $243.2 million for a complete drilling equipment package for an ultra-deepwater drillship.  It was announced in September 2013 that construction efforts on the drillship were being suspended.  The Company is currently evaluating its contractual rights with the customer under this contract.

V&M Segment

	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2013	2012	$	%

Revenues	$2,085.7	$2,142.2	$(56.5)	(2.6)%
Income before income taxes	$424.2	$425.8	$(1.6)	(0.4)%
Income before income taxes as a percent of revenues	20.3%	19.9%	N/A	0.4%

Orders	$2,085.6	$2,104.3	$(18.7)	(0.9)%
Backlog (at period-end)	$1,017.4	$1,051.0	$(33.6)	(3.2)%

Revenues
A 9% decline in sales of engineered valves, due mainly to lower deliveries for major international pipeline projects and lower order rates during the year due to market weakness, accounted for nearly the entire decrease in segment revenues in 2013 as compared to 2012.

Income before income taxes as a percent of revenues
The increase in the ratio of income before income taxes as a percent of revenues was due primarily to a 2.3 percentage-point decrease in the ratio of costs of sales (exclusive of depreciation and amortization) to revenues as margins improved during the year in all product lines, primarily due to better pricing.

Partially offsetting this improvement was a 1.8 percentage-point increase in the ratio of selling and administrative costs to revenues as selling and administrative expenses increased 11.5% during 2013 in relation to a 2.6% decrease in revenues.  The cost increases were across all product lines and reflected higher employee-related expenses, higher consulting expenditures and increased costs resulting from expansion of international sales efforts.

Orders
Segment orders were down modestly as an 11% decrease in demand for engineered valves and an 8% decline in process valve orders more than offset a 22% improvement in orders for distributed valves.
•	The decline in engineered valve orders reflects pipeline project delays and lower major project awards received in 2013 as compared to 2012;
•	lower demand from customers for their oil and gas processing equipment needs, mainly in North America, negatively impacted order rates for process valves; and
•	higher activity in North America and changes in stocking requirements by distributors resulted in higher demand for distributed valves in 2013 as compared to 2012.

Backlog (at period-end)
Backlog levels decreased from 2012 in all product lines, except for measurement products, as order rates, mainly for new engineered and process valves, did not keep up with deliveries during 2013.

PCS Segment

	Year Ended December 31,		Increase (Decrease)
dollars in millions)	2013	2012		$	%

Revenues	$1,465.2	$1,488.6	$(23.4)		(1.6)%
Income before income taxes	$142.8	$147.1	$(4.3)		(2.9)%
Income before income taxes as a percent of revenues	9.7%	9.9%	N/A		(0.2)%

Orders	$1,603.6	$1,455.6	$148.0		10.2%
Backlog (at period-end)	$1,068.8	$969.8	$99.0		10.2%

Revenues
The decrease in segment revenues was due mainly to:
•	a 21% decline in sales of wellhead and midstream processing equipment and aftermarket services, primarily associated with weaker demand for this equipment in North America, and
•	a 15% decrease in Reciprocating Compression equipment revenues due mainly to the lack of large shipments of Superior compressors in 2013 as compared to 2012.

Partially offsetting these declines were:
•	a 12% increase in Centrifugal equipment revenues due mainly to (i) higher international shipments of equipment designed for process gas and air separation applications and (ii) increased volumes of aftermarket parts sales, as well as
•	an 8% increase in revenues for custom engineered processing equipment solutions due mainly to higher international project activity levels.

See Note 20 of the Notes to Consolidated Financial Statements for further information regarding the Company’s intent to sell the Reciprocating Compression business during 2014 and its intent to explore strategic alternatives with respect to the Centrifugal Compression business.

Income before income taxes as a percent of revenues
Selling and administrative expenses for the year increased 4% due primarily due to higher selling, marketing and legal costs in the processing systems businesses.  When combined with the 1.6% decline in revenues, the impact on income before taxes as a percent of revenues was a decrease of 0.8 percentage-points in the ratio.

This decrease was partially offset by a nearly 0.7 percentage-point increase in product margins as a percent of revenues, mainly related to:
•	a 1.4 percentage-point margin improvement in the Centrifugal compression equipment product line, mainly associated with process gas and air separation equipment, and
•	a 0.4 percentage-point increase in process systems equipment margins mainly due to stronger volumes and better absorption of costs in the custom engineered processing equipment product line.

The margin increases described above were partially offset by a 1.1 percentage-point decline in Reciprocating compression equipment margins due to unfavorable absorption from lower volumes and higher new project costs.

Orders
Over 80% of the increase was due to higher demand for new equipment, mainly as a result of a nearly $250 million award received in 2013 to provide equipment for a gas processing facility in Malaysia, which more than offset declines in new equipment orders in other product lines.  Weaker demand in North America resulted in a 24% decline in orders for wellhead and midstream processing equipment and aftermarket services.  Additionally, orders for Centrifugal compression equipment were down 4% in 2013 as compared to 2012 due largely to a decline in engineered equipment orders from international customers resulting from a slowdown in power generation, fuel gas boosting and liquefied natural gas project needs.

Backlog (at period-end)
The increased backlog in 2013 associated with the $250 million award received late in the year to provide equipment for a gas processing facility in Malaysia was partially offset by a 47% decline in backlog for wellhead and midstream processing equipment and a 15% decline in Centrifugal Compression equipment backlog as deliveries during 2013 of new engineered equipment exceeded new equipment order rates for the year.

Corporate Segment

The loss before income taxes in the Corporate segment increased by $89.9 million from 2012 to 2013 (See Note 15 of the Notes to Consolidated Financial Statements) due primarily to:
•	a $59.2 million increase in other costs as described further in Note 3 of the Notes to Consolidated Financial Statements,
•	a $14.8 million increase in selling and administrative expenses due mainly to increased employee-related costs associated with headcount increases attributable to higher activity levels and higher stock compensation expense, higher maintenance fees for new data processing software and increased rent expense,
•	a $9.8 million increase in net interest as described further above, and
•	a $5.1 million increase in depreciation and amortization expense associated with increased capital spending on the Company’s enhanced business information systems.

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

Total revenues for the Company increased by $1.54 billion, or 22.2%, from $6.96 billion in 2011 to $8.50 billion for 2012.
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

During 2012, the Company incurred $33.5 million of certain other costs as compared to $177.4 million in 2011.  These other costs consisted of:

	Year Ended December 31,
(dollars in millions)	2012	2011

Impairment of intangibles	$17.6	$–
International pension settlement costs	6.6	–
Indemnity settlement with BP Exploration and Production Inc.	–	82.5
BOP and insurance litigation costs	2.5	60.7
Acquisition integration costs	13.2	–
Costs associated with retiring the 2.5% convertible debentures	–	14.5
Mark-to-market impact on currency derivatives not designated as accounting hedges	(15.7)	9.3
OneSubsea formation costs	2.7	–
Severance, restructuring and other costs	6.6	10.4

Total other costs	$33.5	$177.4

The Company’s effective tax rate for 2012 was 20.0% compared to 19.8% during 2011.  The components of the effective tax rates for both years were as follows:

	Year Ended December 31,
	2012		2011
(dollars in millions)	Tax Provision	Tax Rate	Tax Provision	Tax Rate

Provision based on statutory rates in jurisdictions where income is earned	$239.3	25.5%	$174.6	26.8%
Adjustments to income tax provision:
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	–	–	(18.4)	(2.9)
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(25.2)	(2.7)	(13.7)	(2.1)
Finalization of prior year returns	(20.7)	(2.2)	(6.6)	(1.0)
Tax effects of changes in legislation	(1.7)	(0.2)	–	–
Accrual adjustments and other	(4.2)	(0.4)	(6.7)	(1.0)

Tax provision	$187.5	20.0%	$129.2	19.8%

Segment Results – 2012 Compared to 2011

DPS Segment
	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2012	2011		$	%

Revenues	$4,871.3	$4,061.5	$809.8		19.9%
Income before income taxes	$712.3	$685.6	$26.7		3.9%
Income before income taxes as a percent of revenues	14.6%	16.9%	N/A		(2.3)%

Orders	$7,326.8	$4,343.4	$2,983.4		68.7%
Backlog (at period-end)	$6,576.4	$3,811.1	$2,765.3		72.6%

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

V&M Segment

	Year Ended December 31,		Increase (Decrease)
(dollars in millions)	2012	2011			$	%

Revenues	$2,142.2	$1,663.0	$479.2			28.8%
Income before income taxes	$425.8	$294.1	$131.7			44.8%
Income before income taxes as a percent of revenues	19.9%	17.7%	N/	A		2.2%

Orders	$2,104.3	$2,000.7	$103.6			5.2%
Backlog (at period-end)	$1,051.0	$1,144.9	$(93.9)			(8.2)%

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

PCS Segment

	Year Ended December 31,		Increase (Decrease)
dollars in millions)	2012	2011			$	%

Revenues	$1,488.6	$1,234.5	$254.1			20.6%
Income before income taxes	$147.1	$116.0	$31.1			26.8%
Income before income taxes as a percent of revenues	9.9%	9.4%	N/	A		0.5%

Orders	$1,455.6	$1,483.5	$(27.9)			(1.9)%
Backlog (at period-end)	$969.8	$1,013.1	$(43.3)			(4.3)%

Revenues
The increase in segment revenues was due mainly to:
•	a 25% increase in process systems revenues largely reflecting (i) a 46% increase in shipments of standard and traditional separation equipment mainly for use in unconventional resource regions of North America, and (ii) a 15% increase in custom engineered equipment revenues due to higher activity levels on certain large international projects,
•	a 58% increase in sales of engineered air equipment mainly associated with large multi-unit shipments of process gas equipment worldwide and higher deliveries of air separation and engineered air units, and
•	a 26% increase in shipments of Superior compressors mainly for a large project in Asia.

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

Liquidity and Capital Resources

Consolidated Statements of Cash Flows
Net cash provided by operating activities for 2013 totaled $837.8 million, an increase of $154.9 million, from the $682.9 million of cash provided by operating activities during 2012.

Cash used to increase working capital in 2013 was $281.0 million, a modest improvement from $299.9 million used for working capital needs in 2012.

Cash provided by investing activities was $481.9 million in 2013 compared to $842.6 million of cash used for investing activities in 2012.  Most of the improvement was related to a net $476.6 million drawdown from the Company’s portfolio of short-term investments into cash and cash equivalents during 2013 as compared to a net use of cash of $93.7 million during 2012 to build up this portfolio of short-term investments, as well as $522.6 million of cash received from Schlumberger, net of taxes, in connection with the formation of the OneSubsea joint venture during 2013.  During 2013, the Company spent $19.8 million to acquire one business in the V&M segment compared to $349.3 million spent in 2012 for the acquisition of four businesses which were added to the DPS segment.  These acquisitions are described further in Note 2 of the Notes to Consolidated Financial Statements.  Capital expenditures in 2013 totaled $520.0 million compared to $427.2 million in 2012.  A large portion of the Company’s 2013 capital spending was for expansion of facilities in Brazil, Singapore and Berwick, Louisiana as well as various aftermarket locations, additional investment in the fleet of available rental equipment in the Surface Systems division, capital spending on the Company’s enhanced enterprise-wide business information systems and real estate additions necessary to meet the Company current and future growth needs.

Cash used for financing activities was $666.9 million in 2013 as compared to $444.8 million provided by financing activities in 2012.   During 2013, the Company issued $750.0 million principal amount of senior unsecured notes as described more fully in Note 10 of the Notes to Consolidated Financial Statements and borrowed an additional $46.4 million, mainly through its international subsidiaries.  The Company also received $62.2 million of contributions from its noncontrolling interest partners during 2013.  Utilizing funds provided by operating and investing activities and the issuance of $750.0 principal amount of senior unsecured notes, the Company acquired 26,955,623 shares of treasury stock during 2013 at a total cash cost of $1.53 billion.  During 2012, most of the cash provided by financing activities resulted from issuing $500.0 million principal amount of senior unsecured notes in May of that year.

Future liquidity requirements
At December 31, 2013, the Company had $1.85 billion of cash, cash equivalents and short-term investments, approximately $839.0 million of which was located in the United States with the remainder located outside of the United States.  Approximately $610.9 million of the Company’s cash, cash equivalents and short-term investments at December 31, 2013 were in the OneSubsea venture.  Dividends of available cash from OneSubsea to the venture partners require approval of the OneSubsea Board of Directors prior to payment.  Total debt at December 31, 2013 was nearly $2.86 billion, most of which was in the United States.  Excluding capital leases, $806.6 million of the debt obligations have maturities within the next three-year period.  The remainder of the Company’s long-term debt is due in varying amounts between 2018 and 2043.  In addition, cash advances received from customers in 2013 increased by approximately $355.7 million to nearly $1.7 billion at December 31, 2013.  The Company expects to use existing cash on hand to repay the $250.0 million floating rate notes due in 2014.

The Company’s orders, backlog and revenues, in total, and for certain of its businesses, have recently been at record levels.  The Company views its backlog of unfilled orders, current order rates, current rig count levels and current and future expected oil and gas prices to be, in varying degrees, leading indicators of and factors in determining its estimates of future revenues, cash flows and profitability levels.  Information regarding actual 2013 and 2012 average rig count and commodity price levels and forward-looking twelve-month market-traded futures prices for crude oil and natural gas are shown in more detail under the caption “Recent Market Conditions” above.  Additionally, the Company’s 2013 orders were up 13.5% from 2012 levels and backlog at December 31, 2013 was approximately $11.5 billion, up 34.2% from December 31, 2012.  A more detailed discussion of orders and backlog by segment may be found under “Segment Results – 2013 Compared to 2012” and “Segment Results – 2012 Compared to 2011” above.  As a result of these and other factors, the Company currently anticipates further growth in consolidated orders, backlog and revenues in 2014, although certain shorter cycle businesses may continue to be impacted in the near term by the weak activity levels for dry gas developments in certain unconventional resource regions of North America and economic uncertainty in various other parts of the world.  Depending on market conditions, the Company currently expects to spend between $425.0 and $450.0 million on new equipment and facilities during 2014 to meet the increased demand from its customers.

In addition, the Company’s Board of Directors has provided management with authorization to purchase shares of its common stock in an amount up to $2.4 billion.  At December 31, 2013, the Company had $843.0 million remaining under this authorization for future purchases.  Depending on market conditions, the Company expects to continue to make such purchases using available cash on hand and expected cash flow from future operating activities and the sale of non-core assets during 2014.

As more fully described in Note 20, the Company entered into an agreement in January 2014 to sell its Reciprocating Compression business to General Electric for $550.0 million in cash and to explore strategic alternatives for its Centrifugal Compression business.

The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs with existing cash, cash equivalents and short-term investments on hand, expected cash flow from future operating activities, amounts to be received from the sale of certain non-core assets and amounts available under its $835.0 million five-year multi-currency Revolving Credit Facility, which expires on June 6, 2016.  At December 31, 2013, the amount available for borrowing under the Revolving Credit Facility totaled $809.6 million.  The Company also has a three-year $170.0 million committed multi-currency revolving letter of credit facility with a third party bank, expiring on February 2, 2015.  At December 31, 2013, the Company had issued letters of credit totaling $126.4 million under this revolving credit facility, leaving a remaining amount of $43.6 million available for future use.

The following summarizes the Company’s significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2013.

(dollars in millions)		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Debt (a)	$2,806.6	$284.1	$522.5	$450.0	$1,550.0
Capital lease obligations (b)	109.9	16.6	24.5	11.1	57.7
Operating leases	779.2	105.9	165.6	117.0	390.7
Purchase obligations (c)	2,234.9	2,124.9	106.8	3.0	0.2
Minimum required contributions to funded defined benefit pension plans (d)	21.6	21.6	−	−	−
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	10.8	2.0	1.8	1.4	5.6
Unrecognized tax benefits (e)	6.6	6.6	−	−	−

Total contractual cash obligations	$5,969.6	$2,561.7	$821.2	$582.5	$2,004.2

(a)	See Note 10 of the Notes to Consolidated Financial Statements for information on interest rates on the outstanding debt.
(b)	Payments shown include interest.
(c)	Represents outstanding purchase orders entered into in the ordinary course of business.
(d)	The Company does not estimate its future minimum required contributions beyond one year.
(e)
The balance shown represents the portion of the Company’s unrecognized tax benefits recorded as a current liability at December 31, 2013. The remaining balance of unrecognized tax benefits totaling $96.0 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)	Amount of Commitment Expiration by Period
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years

Committed lines of credit available as of year-end	$1,069.4	$34.4	$1,035.0	$–	$	−
Standby letters of credit and bank guarantees	1,124.8	592.9	432.9	67.2		31.8
Financial letters of credit	21.1	12.1	3.8	–		5.2
Insurance bonds	23.9	23.9	–	–		–
Other financial guarantees	38.9	0.7	0.5	37.2		0.5

Total commercial commitments	$2,278.1	$664.0	$1,472.2	$104.4		$37.5

 The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. At December 31, 2013, the Company had $1.1 billion of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company’s products. Additional letters of credit and guarantees are outstanding at December 31, 2013 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company’s operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company (which could be caused by operating issues within the Company or weakness in the overall energy markets), deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets, catastrophic accidents in the energy industry which could cause a contraction in the level of credit extended to the industry, or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

The inability of the Company to deliver its backlog or future orders on time could affect the Company’s future sales and profitability and its relationships with its customers.
At December 31, 2013, the Company’s backlog was approximately $11.5 billion, a record level.  The ability to meet customer delivery schedules for this backlog, as well as future orders, is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources.  Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding future order rates and the timing of delivery of product currently in backlog.  Failure to deliver equipment in accordance with expectations could negatively impact the market price performance of the Company’s common stock and other publicly-traded financial instruments.

Expansion of the Company’s offerings in the drilling market creates additional risks not previously present.
The Company’s acquisitions of LeTourneau Technologies Drilling Systems, Inc. and the TTS Energy Division of TTS Group ASA (TTS) have expanded the Company’s portfolio of products and services available to customers involved in oil and gas drilling activities.  These acquisitions brought large drilling rig construction projects not previously offered and a record backlog.  As a result of both, the complexity of execution within this business has increased from that of the past.  Also, the Company has recently struggled to increase production capacity to deliver its record backlog.

Large drilling rig projects are accounted for using accounting rules for production-type and construction-type contracts.  In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed.  These projects (i) require significantly more engineering and project management expertise than are needed for projects involving the supply of drilling stacks and associated equipment to customers, (ii) are larger in financial scope and (iii) require longer lead times than many other projects involving the Company’s Drilling Systems business.  Additionally, unplanned difficulties in engineering and managing the construction of such major projects could result in cost overruns and financial penalties which could negatively impact the Company’s margins and cash flow.   Similar to subsea systems projects described below, a reduction in expected margins on these projects from such unplanned events would result in a cumulative adjustment to reduce margins previously recognized in the period a change in estimate is determined.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.
Cameron, through OneSubsea, is a significant participant in the subsea systems projects market.  This market is significantly different from most of the Company’s other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects typically (i) involve long lead times, (ii) are larger in financial scope, (iii) require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and, in some cases, may require the development of new technology. The Company’s OneSubsea business received orders of nearly $3.7 billion during 2013.  Total backlog for OneSubsea at December 31, 2013 was almost $4.4 billion, of which approximately $3.0 billion was for subsea systems projects.  To the extent the Company experiences unplanned difficulties in meeting the technical and/or delivery requirements of the projects or has difficulty fully integrating the businesses contributed by Schlumberger to OneSubsea into its operations, the Company’s earnings or liquidity could be negatively impacted. The integration of the Schlumberger and Cameron businesses is in its early stages and issues may arise as we refine the technologies and scale up the combined operations to meet customer demand.  The Company accounts for its subsea projects, as it does its separation and drilling projects, using accounting rules for construction-type and production type contracts.  Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers’ expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents.  These factors can significantly impact the accuracy of the Company’s estimates and materially impact the Company’s future period earnings.  If the Company experiences cost overruns, the expected margin could decline.  Were this to occur, in accordance with the accounting guidance, the Company would record a cumulative adjustment to reduce the margin previously recorded on the related project in the period a change in estimate is determined.  Subsea systems projects accounted for approximately 13% of total 2013 revenues.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.
Cameron provides products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other industrial markets.  Some of the Company’s equipment is designed to operate in high-temperature and/or high-pressure environments on land, on offshore platforms and on the seabed.  Some of the Company’s equipment is also designed for use in hydraulic fracturing operations.  Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites for this and other equipment.  Because of applications to which the Company’s products and services are put, particularly those involving the high temperature and/or pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to a customer’s other property, personal injury and environmental contamination, onshore or offshore, leading to claims made against Cameron.

The implementation of an upgraded business information system may disrupt the Company’s operations or its system of internal controls.
The Company has underway a project to upgrade its SAP business information systems worldwide.  The first stage of this multi-year effort was completed at the beginning of the third quarter of 2011 with the deployment of the upgraded system for certain businesses within the Company’s PCS segment.  Certain other businesses began operating on the upgraded system during 2012.  As of December 2013, nearly all businesses within the V&M segment are now utilizing the upgraded system.  The V&M segment is a major contributor to the Company’s consolidated revenues and income before income taxes.

As this system continues to be deployed throughout the rest of the Company during 2014, delays or difficulties may initially be encountered in effectively and efficiently processing transactions and conducting business operations until such time as personnel are familiar with all appropriate aspects and capabilities of the upgraded systems.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company’s goodwill.
The Company’s Reciprocating Compression business was included in a reporting unit which had nearly $255.0 million of goodwill as of December 31, 2013.  As a result of the sale of the Company’s Reciprocating Compression business, this goodwill will be allocated between the businesses contained in this reporting unit based upon the relative fair values of each business within this reporting unit.  Approximately $206.0 million of the reporting unit’s goodwill will be included in the calculation of the net gain or loss upon completion of the sale of the Reciprocating Compression business.  The remainder of the goodwill (approximately $49 million) will be allocated to the other businesses in this reporting unit.  The Company expects to write down the carrying value of these businesses by approximately $100 million in the first quarter of 2014.

The PCS segment also includes goodwill of $572.2 million at December 31, 2013 associated with the Custom Process Systems reporting unit.  Profitability within this business, while showing recent improvement, has been below historical levels in the past due to several factors, including competitive pressures, production and overhead inefficiencies. The Company’s evaluation of the fair value of this business assumes future improvements over time and improvement in the gas production and separation markets.  If the financial performance of this business does not show improvement, or if a future evaluation determines that such improvements are not likely to occur, an impairment of goodwill could be necessary.

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company’s sales and profitability.
Demand for most of the Company’s products and services, and therefore its revenue, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, development, production, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, natural gas spot prices in the United States declined during the first half of 2012 to less than $2 per MMBtu, the lowest level in the last decade.  Although natural gas prices have subsequently increased, current rig count levels associated with dry gas extraction activities have not fully recovered to previous levels.  This price decline negatively impacted 2012 order levels by certain of the Company’s customers which affected the Company’s 2012 and 2013 revenues and profitability.  See also the discussion in “Market Conditions” and “Outlook” above.

Fluctuations in currency markets can impact the Company’s profitability.
The Company has established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and blowout preventers.  These production facilities are located in the United Kingdom, Brazil, Romania, Italy, Norway and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company’s profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies.  For further information on the use of derivatives to mitigate certain currency exposures, see Item 3, “Quantitative and Qualitative Disclosures about Market Risk” below and Note 18 of the Notes to Consolidated Financial Statements.

The Company’s operations expose it to risks of non-compliance with numerous countries’ import and export laws and regulations, and with various nations’ trade regulations including U.S. sanctions.
The Company’s operations expose it to trade and import and export regulations in multiple jurisdictions.  In addition to using “Centers of Excellence” for manufacturing products to be delivered around the world, the Company imports raw materials, semi-finished goods as well as finished products into many countries for use in country or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems.  Most movement of raw materials, semi-finished or finished products by the Company involves exports and imports.  As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to the Company.  The Company has received a number of inquiries from U.S. governmental agencies, including the U.S. Securities and Exchange Commission and the Office of Foreign Assets Control, regarding compliance with U.S. trade sanction and export control laws, the most recent of which was received in December 2012 and replied to by the Company in January 2013.  The Company has undergone and will likely continue to undergo governmental audits to determine compliance with export and customs laws and regulations.

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

•
exchange controls or other similar measures that result in restrictions on repatriation of capital and/or income, such as those involving the currencies of, and the Company’s operations in, Angola and Nigeria; and

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

In addition, customers in countries such as Angola and Nigeria increasingly are requiring the Company to accept payments in the local currencies of these countries.  These currencies do not currently trade actively in the world’s foreign exchange markets.  The Company also has various manufacturing and aftermarket operations in Venezuela that contributed nearly $110 million in revenues during 2013.  The economy in Venezuela is highly inflationary and becoming more regulated.  These factors create political and economic uncertainty with regard to their impact on the Company’s continued operations in this country.  As an example, it was announced in February 2013 that Venezuela had devalued its currency from 4.3 bolivars per dollar to 6.3 bolivars per dollar, which is the rate currently used by the Company. This resulted in an approximate $9.5 million foreign exchange loss for the Company that was recorded in “Other costs” during 2013.  Although the Venezuelan government has pledged to maintain this official exchange rate for the foreseeable future, it was announced in December 2013, that the exchange rate established at the Supplementary Foreign Currency Administration System (SICAD) auction could be used prospectively for certain activities and transactions by companies operating in the oil and gas industry.  The average SICAD rate established at the December 23, 2013 auction was 11.3 bolivars to the U.S. dollar.  The Company is currently evaluating the impact of this announcement on its operations.  A further foreign exchange loss during 2014 may result from this evaluation.

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

The Company’s operations require it to deal with a variety of cultures, as well as agents and other intermediaries, exposing it to anti-corruption compliance risks.
Doing business on a worldwide basis necessarily involves exposing the Company and its operations to risks inherent in complying with the laws and regulations of a number of different nations. These laws and regulations include various anti-bribery and anti-corruption laws.

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

Additionally, the Company’s business involves the use of agents and other intermediaries, such as customs clearance brokers, in these countries as well as others.  As a result, the risk to the Company of compliance violations is increased because actions taken by any of them when attempting to conduct business on our behalf could be imputed to us by law enforcement authorities.

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
Environmental concerns have been raised regarding the potential impact on underground water supplies of fracturing which involves the pumping of water and certain chemicals under pressure into a well to break apart shale and other rock formations in order to increase the flow of oil and gas embedded in these formations.  Recently, certain U.S. states have proposed regulations regarding disclosure of chemicals used in fracking operations or have temporarily suspended issuance of permits for conducting such operations.  Additionally, the United States Environmental Protection Agency (EPA) issued rules, which become effective in January 2015, that are designed to limit the release of volatile organic compounds, or pollutants, from natural gas wells that are hydraulically fractured.  The EPA has published draft permitting guidance for oil and gas hydraulic fracturing activities using diesel fuels and is continuing to study whether the fracking process has any negative impact on underground water supplies.  A draft of the final report on the results of the study is expected in 2014.  Should additional governmental regulations ultimately be imposed that further restrict or curtail hydraulic fracturing activities, the Company’s revenues and earnings could be negatively impacted.

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

Additionally, in September 2013, the EPA proposed Clean Air Act standards to cut carbon pollution from new power plants.  The EPA is also continuing to seek input for the development of emission guidelines for existing power plants.

To the extent the Company’s customers are subject to these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels in certain jurisdictions, which could negatively impact their demand for the Company’s products and services.

To the extent Cameron becomes subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company’s cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly on modifications of certain of its products.

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

Environmental Remediation

The Company’s worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its HSE Management System and corporate third-party regulatory compliance audit program, believes it is in substantial compliance with these regulations.

The Company is heir to a number of older manufacturing plants that conducted operations in accordance with the standards of the time, but which have since changed.  The Company has undertaken clean-up efforts at these sites and now conducts its business in accordance with today’s standards.  The Company’s clean-up efforts have yielded limited releases of liability from regulators in some instances, and have allowed sites with no current operations to be sold.  The Company conducts environmental due diligence prior to all new site acquisitions.  For further information, refer to Note 19 of the Notes to Consolidated Condensed Financial Statements.

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

Cameron has implemented a corporate HSE Management System that incorporates many of the principles of ISO 14001 and OHSAS 18001.  The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron has also implemented a corporate third party regulatory compliance audit program to verify facility compliance with environmental, health and safety laws and regulations.  The compliance program employs or uses independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements.  Audit reports are circulated to the senior management of the Company and to the appropriate business unit.  The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance which are tracked on the corporate HSE data base.

Market Risk Information

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company’s market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates
A large portion of the Company’s operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America, China and other countries in the Pacific Rim. As a result, the Company’s financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company’s financial results. The impact on the Company’s financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under “Results of Operations” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2013. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.  The Company expects to expand its use of such contracts in the future.

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

The fair values of the 1.6% and 1.15% 3-year Senior Notes, the 3.6%, 4.0%, 4.5% and 6.375% 10-year Senior Notes and the 5.125%, 5.95% and 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates.  The fair value of the floating rate notes due June 2, 2014 is expected to approximate book value.

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

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company’s fixed-rate debt positions by approximately $57.8 million at December 31, 2013 ($9.7 million at December 31, 2012), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company’s fixed-rate debt by $98.2 million at December 31, 2013 ($189.6 million at December 31, 2012).  This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity
Total gross volume bought (sold) by notional currency and maturity date on open foreign currency forward contracts at December 31, 2013 was as follows:

	Notional Amount - Buy				Notional Amount - Sell
(in millions)	2014	2015	2016	Total	2014	2015	2016	Total

Notional currency in:
Euro	157.8	9.9	10.2	177.9	(45.3)	–	–	(45.3)
Malaysian ringgit	28.4	–	–	28.4	–	–	–	–
Norwegian krone	1,269.7	318.5	7.8	1,596.0	(406.4)	(64.4)	–	(470.8)
Pound Sterling	113.5	17.3	0.8	131.6	(1.3)	–	–	(1.3)
U.S. dollar	182.1	–	–	182.1	(677.2)	(136.3)	(25.8)	(839.3)

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company’s outstanding derivatives was a $19.0 million benefit to the Company at December 31, 2013 ($19.9 million at December 31, 2012).

Fair Value of Financial Instruments
The Company had approximately $1.2 billion of cash equivalents and $41.0 million of short-term investments at December 31, 2013.  Cash equivalents represent highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase.  Short-term investments have original maturities of more than three months but less than one year.  Certain of these investments are valued based upon quoted or estimated market prices which represent levels 1 and 2 market inputs.

The fair value of the Company’s foreign exchange forward contracts were based on quoted exchange rates for the respective currencies applicable to similar instruments (level 2 observable market inputs).

The Company’s international pension plans have assets available to fund future pension obligations totaling $432.4 million at December 31, 2013 ($317.7 million at December 31, 2012).  The majority of these assets are invested in debt and equity securities or mutual funds, which were valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which were based on the fair values of the individual securities that the fund had invested in (level 2 observable market inputs).  A certain portion of the assets were invested in insurance contracts, real estate and other investments, which were valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). This evaluation included a review of the documentation surrounding the Company’s financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management’s evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013, based on the framework established in “Internal Control – Integrated Framework”.  However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting, the businesses contributed by Schlumberger in connection with the formation of OneSubsea, and Douglas Chero, acquired in 2013, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded.  Excluding goodwill, these operations accounted for less than 15% of total and net assets as of December 31, 2013 and less than 5% of the Company’s consolidated revenues and income before income taxes for the year then ended.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company’s financial statements as of and for the three-year period ended December 31, 2013, has issued a report on their audit of management’s internal control over financial reporting, which is included herein.

/s/ Jack B. Moore
Jack B. Moore
President and Chief Executive Officer

Date: February 26, 2014

/s/ Charles M. Sledge
Charles M. Sledge
Senior Vice President and Chief Financial Officer

Date: February 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses contributed by Schlumberger in connection with the formation of OneSubsea, and Douglas Chero, acquired in 2013, which are included in the 2013 consolidated financial statements of the Company.  Excluding goodwill, these businesses constituted less than 15% of total and net assets as of December 31, 2013 and less than 5% of the Company’s consolidated revenues and income before income taxes for the year then ended.  Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of these businesses referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2013 and our report dated February 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2013 and 2012, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 26, 2014

Consolidated Results of Operations

	Year Ended December 31,
(dollars in millions, except per share data)	2013	2012	2011

Revenues	$9,838.4	$8,502.1	$6,959.0

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	7,015.9	6,024.3	4,838.4
Selling and administrative expenses	1,362.6	1,161.2	1,001.5
Depreciation and amortization	314.5	254.7	206.6
Interest, net	100.2	90.4	84.0
Other costs (see Note 3)	92.7	33.5	177.4
Total costs and expenses	8,885.9	7,564.1	6,307.9

Income before income taxes	952.5	938.0	651.1
Income tax provision	(228.3)	(187.5)	(129.2)

Net income	724.2	750.5	521.9

Net income attributable to noncontrolling interest	25.0	–	–
Net income attributable to Cameron	$699.2	$750.5	$521.9

Earnings per share attributable to Cameron stockholders:
Basic	$2.89	$3.05	$2.13
Diluted	$2.87	$3.02	$2.09

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Comprehensive Income

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Net income	$724.2	$750.5	$521.9
Foreign currency translation gain (loss)	(70.2)	74.6	(60.2)
Gain (loss) on derivatives recognized in other comprehensive income:
Pre-tax	18.7	14.9	(6.3)
Tax effect	(4.9)	(4.8)	1.1
(Gain) loss on derivatives reclassified from accumulated other comprehensive income to:
Revenues	(2.2)	5.4	(2.2)
Cost of sales	(4.6)	4.0	10.0
Depreciation and amortization	0.1	0.1	0.1
Tax effect	1.8	(3.0)	(1.5)
Actuarial gains (losses) recognized in other comprehensive income:
Pre-tax	25.2	(42.7)	(8.6)
Tax effect	(11.6)	9.4	0.9
Amortization to selling and administrative expenses of:
Prior service credits	(2.7)	(1.5)	(1.3)
Net actuarial losses	6.9	5.0	4.9
Tax effect	(0.5)	(0.6)	(0.6)
Comprehensive income	680.2	811.3	458.2

Comprehensive income attributable to noncontrolling interest:
Net income	25.0	–	–
Foreign currency translation gain (loss)	24.1	–	–
Gain (loss) on derivatives recognized in other comprehensive income, net of tax	7.3	–	–
(Gain) loss on derivatives reclassified from accumulated other comprehensive income, net of tax	(1.6)	–	–
Actuarial (gains) loss recognized in other comprehensive income, net of tax	(26.1)	–	–
Amortization to selling and administrative expenses, net of tax	1.8	–	–
Comprehensive income attributable to noncontrolling interest	30.5	–	–

Comprehensive income attributable to Cameron	$649.7	$811.3	$458.2

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,
(dollars in millions, except shares and per share data)	2013	2012

Assets
Cash and cash equivalents	$1,812.9	$1,185.8
Short-term investments	41.0	517.0
Receivables, net	2,719.1	1,966.7
Inventories, net	3,132.4	2,741.2
Other	463.2	499.9
Total current assets	8,168.6	6,910.6

Plant and equipment, net	2,036.9	1,765.1
Goodwill	2,924.8	1,923.9
Intangibles, net	903.7	335.8
Other assets	214.5	222.8

Total assets	$14,248.5	$11,158.2

Liabilities and stockholders’ equity
Short-term debt	$297.0	$29.2
Accounts payable and accrued liabilities	3,883.4	3,045.7
Accrued income taxes	80.1	94.1
Total current liabilities	4,260.5	3,169.0

Long-term debt	2,562.8	2,047.0
Deferred income taxes	276.8	131.7
Other long-term liabilities	233.0	244.4
Total liabilities	7,333.1	5,592.1

Commitments and contingencies	−	−

Stockholders’ equity:
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2013 and 2012	2.6	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	−	−
Capital in excess of par value	3,206.9	2,094.6
Retained earnings	4,819.9	4,120.7
Accumulated other elements of comprehensive income (loss)	(79.5)	(30.0)
Less: Treasury stock at cost, 41,683,164 shares at December 31, 2013 and 16,415,336 shares at December 31, 2012	(2,098.0)	(621.8)
Total Cameron stockholders’ equity	5,851.9	5,566.1
Noncontrolling interests	1,063.5	–
Total equity	6,915.4	5,566.1

Total liabilities and stockholders’ equity	$14,248.5	$11,158.2

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Cash flows from operating activities:
Net income	$724.2	$750.5	$521.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	245.7	211.8	160.2
Amortization	68.8	42.9	46.4
Non-cash stock compensation expense	53.8	44.7	36.7
Deferred income taxes and tax benefit of stock compensation plan transactions	11.3	(85.1)	(22.0)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:
Receivables	(469.7)	(144.0)	(461.1)
Inventories	(367.6)	(368.9)	(397.1)
Accounts payable and accrued liabilities	556.3	213.0	200.8
Other assets and liabilities, net	15.0	18.0	122.7
Net cash provided by operating activities	837.8	682.9	208.5

Cash flows from investing activities:
Proceeds from sales and maturities of short-term investments	1,558.9	1,031.7	15.2
Purchases of short-term investments	(1,082.3)	(1,125.4)	(438.0)
Capital expenditures	(520.0)	(427.2)	(388.1)
Dispositions (acquisitions), net of cash acquired	(10.7)	(349.3)	(421.3)
Proceeds received and cash acquired from formation of OneSubsea, net of taxes paid of $80.4 million (see Note 2)	522.6	–	–
Proceeds from sales of plant and equipment	13.4	27.6	19.6
Net cash provided by (used for) investing activities	481.9	(842.6)	(1,212.6)

Cash flows from financing activities:
Short-term loan borrowings (repayments), net	46.4	(41.9)	45.7
Issuance of senior debt	746.8	499.3	747.8
Debt issuance costs	(6.1)	(3.4)	(4.7)
Redemption of convertible debentures	–	–	(705.7)
Purchase of equity call options, net	–	–	(12.2)
Purchase of treasury stock	(1,531.6)	(21.3)	(2.4)
Contributions from noncontrolling interest owners	62.2	–	–
Purchases of noncontrolling ownership interests	(7.2)	–	–
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	31.3	12.3	21.5
Excess tax benefits from stock compensation plan transactions	9.4	11.1	9.0
Principal payments on capital leases	(18.1)	(11.3)	(8.2)
Net cash provided by (used for) financing activities	(666.9)	444.8	90.8

Effect of translation on cash	(25.7)	1.8	(20.3)

Increase (decrease) in cash and cash equivalents	627.1	286.9	(933.6)
Cash and cash equivalents, beginning of year	1,185.8	898.9	1,832.5

Cash and cash equivalents, end of year	$1,812.9	$1,185.8	$898.9

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders’ Equity

	Cameron Stockholders
(dollars in millions)	Common Stock	Capital in Excess of Par value	Retained Earnings	Accumulated Other Elements of Comprehensive Income (Loss)	Treasury Stock	Non- controlling Interests	Total
Balance ― December 31, 2010	$2.6	$2,259.3	$2,848.3	$(27.1)	$(690.7)	$–	$4,392.4
Net income	–	–	521.9	–	–	–	521.9
Other comprehensive income (loss)	–	–	–	(63.7)	–	–	(63.7)
Non-cash stock compensation expense	–	36.7	–	–	–	–	36.7
Purchase of treasury stock	–	–	–	–	(2.4)	–	(2.4)
Treasury stock issued under stock compensation plans	–	(25.4)	–	–	46.1	–	20.7
Tax benefit of stock compensation plan transactions	–	4.9	–	–	–	–	4.9
Conversion value of convertible debentures in excess of principal	–	(203.3)	–	–	–	–	(203.3)
Other		0.2	–	–	–	–	0.2
Balance ― December 31, 2011	2.6	2,072.4	3,370.2	(90.8)	(647.0)	–	4,707.4

Net income	–	–	750.5	–	–	–	750.5
Other comprehensive income (loss)	–	–	–	60.8	–	–	60.8
Non-cash stock compensation expense	–	44.7	–	–	–	–	44.7
Purchase of treasury stock	–	–	–	–	(21.5)	–	(21.5)
Treasury stock issued under stock compensation plans	–	(34.0)	–	–	46.7	–	12.7
Tax benefit of stock compensation plan transactions	–	11.5	–	–	–	–	11.5
Balance ― December 31, 2012	2.6	2,094.6	4,120.7	(30.0)	(621.8)	–	5,566.1

Formation of OneSubsea, net of tax effects of $90.5	–	1,083.0	–	–	–	926.5	2,009.5
Net income	–	–	699.2	–	–	25.0	724.2
Other comprehensive income (loss)	–	–	–	(49.5)	–	5.5	(44.0)
Non-cash stock compensation expense	–	53.8	–	–	–	–	53.8
Net change in treasury shares owned by participants in nonqualified deferred compensation plans	–	–	–	–	(2.3)	–	(2.3)
Purchase of treasury stock	–	–	–	–	(1,532.7)	–	(1,532.7)
Treasury stock issued under stock compensation plans	–	(27.8)	–	–	58.8	–	31.0
Tax benefit of stock compensation plan transactions	–	9.5	–	–	–	–	9.5
Contributions from noncontrolling interest owners	–	–	–	–	–	75.3	75.3
Purchases of noncontrolling ownership interests	–	–	–	–	–	(7.2)	(7.2)
Other noncontrolling interests	–	–	–	–	–	38.4	38.4
Other	–	(6.2)	–	–	–	–	(6.2)

Balance ― December 31, 2013	$2.6	$3,206.9	$4,819.9	$(79.5)	$(2,098.0)	$1,063.5	$6,915.4

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

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or the customer has taken title and risk of loss or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company’s subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts based upon completion of milestones using a units-of-completion method.  However, for certain specific types of drilling and subsea systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each milestone included in the contract,  including customer inspection and acceptance, if required by the contract.  Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs.  Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period.  The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined.  Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer.  Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer.  If these two conditions are not met, the costs are included in the calculation of estimated profit on the project.  Anticipated losses on contracts are recorded in full in the period in which they become evident.

Approximately 29%, 23% and 26% of the Company's revenues for the years ended December 31, 2013, 2012 and 2011, respectively, were recognized under the accounting rules for construction-type and production-type contracts.

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

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 49% of inventories at December 31, 2013 and 53% at December 31, 2012 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

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

Estimated Useful Lives
Buildings and leasehold improvements	10-40 years
Machinery, equipment and tooling	3-18 years
Office furniture, software and other	3-10 years

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

The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required.  Generally, this review is conducted during the first quarter of each annual period.  The estimated fair value of each reporting unit for the 2013, 2012 and 2011 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate.  At December 31, 2013, the Company’s reporting units for goodwill impairment evaluation purposes were the Drilling, Surface and OneSubsea businesses of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems divisions and the Aftermarket Services business of the V&M segment and the Process Systems & Reciprocating Compression, Custom Process Systems and Centrifugal Compression divisions of the PCS segment.  See Note 20 of the Notes to Consolidated Financial Statements for further information regarding the Reciprocating Compression and Centrifugal Compression businesses.

The Company’s intangible assets, excluding goodwill, represent purchased patents, trademarks, customer relationships and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 28 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company’s business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2013, 2012 or 2011, except as reflected in Note 3 of the Notes to Consolidated Financial Statements.

Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan, approved by the appropriate levels of management,  for disposal of such assets and those assets are stated at the lower of carrying value as estimated fair value less estimated costs to sell.  No material impairment of long-lived assets was required during the years ended December 31, 2013, 2012 or 2011.

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

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets.  The measurement date for all of the Company’s plans was December 31, 2013.  See Note 8 of the Notes to Consolidated Financial Statements for further information.

Stock-Based Compensation — At December 31, 2013, the Company had grants outstanding under various stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company’s stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value.  Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income (loss) until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are reclassified to earnings in the same income statement caption as impacted by the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2013, 2012 and 2011 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges under the accounting guidance described above.  Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.

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

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a gain of $0.2 million for the year ended December 31, 2013, a loss of $12.4 million for the year ended December 31, 2012 and a loss of $10.9 million for the year ended December 31, 2011.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2: Acquisitions and OneSubsea™

During the third quarter of 2013, the Company’s Distributed Valves division of the V&M segment acquired Douglas Chero, an Italian valve manufacturer, for $19.8 million, net of cash acquired.  The acquisition was made to support the Company’s international growth strategy by expanding its downstream industrial valve offerings.  Douglas Chero’s results of operations have been included in the V&M segment since the date of acquisition.

As a result of the timing of the purchase of Douglas Chero, the purchase price allocation for this business was based upon preliminary estimates and assumptions which are subject to change upon the receipt of additional information required to finalize the valuation.  The primary areas which have not yet been finalized relate to inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain preacquisition contingencies and related adjustments to deferred income taxes.  The final valuation for Douglas Chero will be completed as soon as possible, but no later than one year from the acquisition date.

OneSubsea — On June 30, 2013, Cameron and Schlumberger Limited completed the formation of OneSubsea, a venture established to manufacture and develop products, systems and services for the subsea oil and gas market.  Cameron contributed its existing subsea business unit and received $600 million from Schlumberger, while Schlumberger contributed its Framo, Surveillance, Flow Assurance and Power and Controls businesses.  As 60% owner, Cameron is managing the venture, consolidating it in its Drilling & Production Systems (DPS) segment and reflecting a noncontrolling interest in its financial statements for Schlumberger’s 40% interest in the venture.

The table below shows the final purchase price allocation for the assets received from Schlumberger and the recording of Schlumberger’s cash payment to Cameron and its related noncontrolling interest in OneSubsea (in millions):

Dr. (Cr.)
Cash, including cash acquired	$603.0
Receivables	241.6
Inventory	32.4
Other current assets	3.4
Plant and equipment	31.8
Goodwill	1,011.4
Intangibles:
Customer relationships	350.0
Patents and technology	220.0
Other	20.0
Other non-current assets	10.6
Accounts payable and accrued liabilities	(213.5)
Accrued income taxes	(80.4)
Deferred income taxes	(168.3)
Other long-term liabilities	(52.5)
Capital in excess of par value	(1,083.0)
Noncontrolling interests	(926.5)
$–

Under the purchase method of accounting, the assets and liabilities of the Schlumberger businesses contributed to OneSubsea have been reflected at their estimated fair values at June 30, 2013.  The excess of the fair value of the businesses contributed by Schlumberger over the net tangible and identifiable intangible assets of those businesses was recorded as goodwill.  The OneSubsea goodwill is not deductible for tax purposes.

Identifiable intangible assets, the values for which were finalized subsequent to the initial purchase price allocation in June 2013, consisted primarily of customer relationships, developed technology and backlog (included in other).  Customer relationships and backlog represent the fair value of existing contracts and the underlying customer relationships.  Developed technology includes intellectual property and know-how associated with the acquired subsea processing, meters and other businesses.  The Company uses the straight-line method for amortization of intangible assets over their estimated period of economic benefit, which is estimated to be 28 years for customer relationships, 20 years for developed technology and 18 months for backlog.

Due to Cameron maintaining control of OneSubsea, the contribution of Cameron’s existing subsea business unit into the venture was recorded at historical cost and the issuance of a 40% interest in the venture to Schlumberger was reflected as an adjustment to Cameron’s paid in capital in accordance with accounting rules governing decreases in a parent’s ownership interest in a subsidiary without loss of control.  Accordingly, the direct income tax consequences, consisting of a current amount of income taxes payable and deferred income taxes, were also reflected as an adjustment to paid in capital.

Beginning with the third quarter of 2013, Cameron is now reflecting the results of operations and the related tax effects of OneSubsea attributable to its stockholders in its consolidated results, as well as the portion of the results attributable to the stockholders of the noncontrolling interest.

2012 Acquisitions — During the fourth quarter of 2012, the Company spent $39.7 million, net of cash acquired, on two acquisitions, CairnToul Well Equipment Services Limited and ICI Artificial Lift, Inc. both of which are intended to enhance the product and service offerings of its Surface Systems business in the DPS segment.

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

Approximately $249.6 million of goodwill was recorded as a result of the 2012 acquisitions, nearly $27.8 million of which is deductible for tax purposes.

2011 Acquisitions ― On October 24, 2011, the Company closed on the acquisition of LeTourneau Technologies Drilling Systems, Inc., a wholly-owned subsidiary of Joy Global Inc., for $374.4 million, net of cash acquired.  LeTourneau provides drilling equipment as well as rig designs and components for both the land and offshore rig markets and its results of operations are included in the Company’s DPS segment.

During 2011, the Company also acquired the stock of four other businesses for a total cash purchase price, net of cash acquired, of $46.9 million.  Vescon Equipamentos Industriais Ltda. was acquired to strengthen the Company’s surface product offerings in the Brazilian market and has been included in the DPS segment since the date of acquisition.  The remaining interest in Scomi Energy Sdn Bhd., previously a Cameron joint venture company, was acquired in order to strengthen the Company’s process systems offerings in the Malaysian market.  TS-Technology AS, a Norwegian company, was acquired to enhance the Company’s water treatment technology offerings.  Industrial Machine and Fabrication (“IMF”) was acquired to enhance the Company’s rotating compression aftermarket offerings.  The results of these businesses are included in the PCS segment.

Note 3: Other Costs

Other costs consisted of the following:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

OneSubsea formation and integration costs	$51.8	$2.7	$–
Currency devaluation	9.5	–	–
Acquisition integration costs	8.0	13.2	–
Impairment of intangibles	–	17.6	–
International pension settlement costs	–	6.6	–
Indemnity settlement with BP Exploration and Production Inc.	–	–	82.5
BOP and insurance litigation costs	3.0	2.5	60.7
Costs associated with retiring the Company’s 2.5% convertible debentures	–	–	14.5
Mark-to-market impact on currency derivatives not designated as accounting hedges	1.1	(15.7)	9.3
Severance, restructuring and other costs	19.3	6.6	10.4

Total other costs	$92.7	$33.5	$177.4

Acquisition integration costs consist of costs incurred for the integration of the operations of certain newly acquired businesses with the existing operations of the Company, largely reflecting the costs associated with converting legacy systems to the Company’s SAP information systems.

Note 4: Receivables

Receivables consisted of the following:

	December 31,
(dollars in millions)	2013	2012

Trade receivables	$2,621.5	$1,823.2
Other receivables	118.5	151.4
Allowance for doubtful accounts	(20.9)	(7.9)

Total receivables	$2,719.1	$1,966.7

Note 5: Inventories

Inventories consisted of the following:

	December 31,
(dollars in millions)	2013	2012

Raw materials	$237.7	$237.9
Work-in-process	894.4	902.1
Finished goods, including parts and subassemblies	2,207.8	1,797.9
Other	21.5	14.3
	3,361.4	2,952.2
Excess of current standard costs over LIFO costs	(120.0)	(122.0)
Allowance for obsolete and excess inventory	(109.0)	(89.0)

Total inventories	$3,132.4	$2,741.2

Note 6: Plant and Equipment, Goodwill and Intangibles

Plant and equipment consisted of the following:

	December 31,
(dollars in millions)	2013	2012

Land and land improvements	$132.2	$100.0
Buildings	743.7	610.5
Machinery and equipment	1,661.6	1,387.5
Tooling, dies, patterns, etc.	208.5	205.3
Office furniture & equipment	210.4	177.1
Capitalized software	348.2	288.3
Assets under capital leases	106.7	102.5
Construction in progress	230.5	251.6
All other	28.3	33.1
	3,670.1	3,155.9
Accumulated depreciation	(1,633.2)	(1,390.8)

Total plant and equipment, net	$2,036.9	$1,765.1

Changes in goodwill during 2013 were as follows:

(dollars in millions)	DPS	V&M	PCS	Total

Balance at December 31, 2012	$744.4	$318.8	$860.7	$1,923.9
Current year acquisitions	1,011.4	2.9	–	1,014.3
Translation and other	(10.6)	(4.1)	1.3	(13.4)

Balance at December 31, 2013	$1,745.2	$317.6	$862.0	$2,924.8

 Intangibles consisted of the following:

	December 31,
(dollars in millions)	2013	2012

Customer relationships	$519.2	$136.3
Patents and technology	425.4	198.0
Trademarks	69.3	71.6
Noncompete agreements, engineering drawings and other	103.0	87.0
	1,116.9	492.9
Accumulated amortization	(213.2)	(157.1)

Total intangibles, net	$903.7	$335.8

Amortization expense associated with the Company’s amortizable intangibles recorded as of December 31, 2013 is expected to approximate $76.9 million, $59.7 million, $51.9 million, $51.0 million and $48.7 million for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
(dollars in millions)	2013	2012

Trade accounts payable and accruals	$1,184.4	$925.1
Advances from customers	1,675.8	1,320.1
Other accruals	1,023.2	800.5

Total accounts payable and accrued liabilities	$3,883.4	$3,045.7

Activity during the year associated with the Company’s product warranty accruals was as follows (dollars in millions):

Balance December 31, 2012	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2013

$67.6	$42.7	$1.3	$(66.1)	$0.1	$45.6

Note 8: Employee Benefit Plans

As of December 31, 2013, the Company sponsored separate defined benefit pension plans for employees of certain of its international subsidiaries, as well as several unfunded defined benefit arrangements for various other employee groups. The defined benefit pension plan covering employees in the United Kingdom was frozen to new entrants effective June 14, 1996.

Certain of the Company’s employees also participate in various employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain retirees based in the United States receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company’s defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits
(dollars in millions)	2013	2012	2011	2013	2012		2011

Service cost	$9.9	$2.9	$3.1	$–	$	−	$	−
Interest cost	17.2	14.9	15.9	0.3		0.5		0.6
Expected return on plan assets	(21.7)	(17.9)	(18.2)			−		−
Amortization of prior service credits	(1.6)	(0.2)	–	(1.1)		(1.3)		(1.3)
Amortization of losses (gains)	7.9	5.9	5.8	(1.0)		(0.9)		(0.9)
Settlement loss	–	4.5	–	–		–		–
Other	–	1.5	0.3	−		−		−

Total net benefit plan expense (income)	$11.7	$11.6	$6.9	$(1.8)		$(1.7)		$(1.6)

Included in accumulated other elements of comprehensive income (loss) at December 31, 2013 and 2012 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2014:

	December 31, 2013		December 31, 2012		Year Ending December 31, 2014
(dollars in millions)	Before Tax	After Tax	Before Tax	After Tax	Expected Amortization

Pension benefits:
Prior service credits	$21.7	$17.4	$0.5	$0.4	$(2.5)
Actuarial losses, net	(118.6)	(94.3)	(125.6)	(95.2)	9.0

Postretirement benefits:
Prior service credits	3.1	2.0	4.3	2.7	(0.8)
Actuarial gains	9.0	5.7	8.7	5.5	(1.1)

	$(84.8)	$(69.2)	$(112.1)	$(86.6)	$4.6

The change in the projected benefit obligation associated with the Company’s defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company’s postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2013	2012	2013	2012

Benefit obligation at beginning of year	$387.0	$297.1	$12.6	$14.1
Service cost	9.9	2.9	−	−
Interest cost	17.2	14.9	0.3	0.5
Plan participants’ contributions	1.0	0.8	−	−
Actuarial losses (gains)	12.0	43.9	(1.2)	(0.9)
Exchange rate changes	5.1	13.9	−	−
Benefits and expenses paid from plan assets	(14.5)	(9.2)	(1.2)	(1.2)
Plan amendments	(21.6)	–		0.1
Acquisitions	67.3	–	–	–
Settlements	–	(14.7)	–	–
Other	25.1	37.4	−	−

Benefit obligation at end of year	$488.5	$387.0	$10.5	$12.6

The total accumulated benefit obligation for the Company’s defined benefit pension plans was $434.5 million and $331.2 million at December 31, 2013 and 2012, respectively.

The change in the plan assets associated with the Company’s defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
(dollars in millions)	2013	2012	2013		2012

Fair value of plan assets at beginning of year	$317.7	$275.9		$–	$	−
Actual return on plan assets	41.1	23.3		−		−
Company contributions	13.6	12.3		1.2		1.2
Plan participants’ contributions	1.0	0.8		−		−
Exchange rate changes	6.2	12.7		−		−
Benefits and expenses paid from plan assets	(14.5)	(9.2)		(1.2)		(1.2)
Acquisitions	46.3	–		–		–
Settlements	–	(14.7)		–		–
Other	21.0	16.6		−		−

Fair value of plan assets at end of year	$432.4	$317.7	$	−	$	−

The status of the Company’s underfunded defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits
	December 31,		December 31,
(dollars in millions)	2013	2012	2013	2012

Current	$(1.1)	$(0.9)	$(1.5)	$(1.6)
Non-current	(55.0)	(68.4)	(9.0)	(11.0)

Underfunded status at end of year	$(56.1)	$(69.3)	$(10.5)	$(12.6)

Actual asset investment allocations for the Company’s main defined benefit pension plan in the United Kingdom, which accounts for approximately 78% of total plan assets, were as follows:

	2013	2012	2011

U.K. plan:
Equity securities	60%	54%	53%
Fixed income debt securities, cash and other	40%	46%	47%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2013, 2012 and 2011, the investment strategy has been designed to approximate the performance of market indexes. The Company’s targeted allocation for the U.K. plan for 2014 and beyond is approximately 55% in equities, 40% in fixed income debt securities and 5% in real estate and other.

During 2013, the Company made contributions totaling approximately $13.6 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2014 are currently expected to approximate $21.6 million assuming no change in the current discount rate or expected investment earnings.

The assets of the Company’s pension plans are generally invested in cash and cash equivalents as well as debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs).  A certain portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.

The fair values of the Company’s pension plan assets by asset category at December 31, 2013 and 2012 were as follows:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total
(dollars in millions)	2013	2012	2013	2012	2013	2012	2013	2012

Cash and cash equivalents	$1.6	$1.6	$–	$–	$–	$–	$1.6	$1.6
Equity securities:
U.S. equities	–	–	83.0	65.5	–	–	83.0	65.5
Non-U.S. equities	–	–	125.4	98.1	–	–	125.4	98.1
Bonds:
Non-U.S. government bonds	–	–	92.0	30.1	–	–	92.0	30.1
Non-U.S. corporate bonds	–	–	25.7	94.1	–	–	25.7	94.1
Alternative investments:
Insurance contracts	–	–	–	–	90.6	15.6	90.6	15.6
Real estate and other	–	–	–	–	14.1	12.7	14.1	12.7

Total assets	$1.6	$1.6	$326.1	$287.8	$104.7	$28.3	$432.4	$317.7

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012
Balance at beginning of the year	$28.3	$19.7
Purchases/sales, net	7.2	7.7
Other plan additions	67.5	–
Actual return on plan assets	3.1	0.2
Currency impact	(1.4)	0.7

Balance at end of the year	$104.7	$28.3

The weighted-average assumptions associated with the Company’s defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012

Assumptions related to net benefit costs:
U.S. plans:
Discount rate	2.75%	3.5%	2.75%	3.5%
Measurement date	1/1/2013	1/1/2012	1/1/2013	1/1/2012

Foreign plans:
Discount rate	2.25-6.75%	5.0-5.75%	–	–
Expected return on plan assets	3.50-6.75%	4.75-6.5%	–	–
Rate of compensation increase	3.0-4.5%	3.0-4.25%	–	–
Measurement date	1/1/2013	1/1/2012	–	–

Assumptions related to end-of-period benefit obligations:
U.S. plans:
Discount rate	3.75%	2.75%	3.75%	2.75%
Health care cost trend rate	–	–	7.5%	8.0%
Measurement date	12/31/2013	12/31/2012	12/31/13	12/31/2012

Foreign plans:
Discount rate	3.5-5.25%	2.25-6.75%	–	–
Rate of compensation increase	2.25-4.5%	3.0-4.5%	–	–
Measurement date	12/31/2013	12/31/2012	–	–

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

The health care cost trend rate is assumed to decrease gradually from 7.5% to 5.0% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate would not have a material impact on the service and interest cost components in 2013 or the postretirement benefit obligation as of December 31, 2013.

Amounts applicable to the Company’s pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets at December 31,		Accumulated Benefit Obligation in Excess of Plan Assets at December 31,
(dollars in millions)	2013	2012	2013	2012

Fair value of applicable plan assets	$96.5	$312.3	$42.4	$18.4
Projected benefit obligation of applicable plans	$172.1	$381.5	–	–
Accumulated benefit obligation of applicable plans	–	–	$83.7	$53.5

Future expected benefit payments are as follows:

(dollars in millions)	Pension Benefits	Postretirement Benefits

Year ending December 31:
2014	$15.3	$1.5
2015	$16.6	$1.4
2016	$17.3	$1.3
2017	$18.1	$1.1
2018	$19.3	$1.0
2019 - 2023	$110.4	$3.6

The Company’s United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees’ savings deferrals are partially matched in cash and invested at the employees’ discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay.  Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service.  In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee.  Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company’s expense for the matching and retirement contribution for the years ended December 31, 2013, 2012 and 2011 amounted to $76.7 million, $69.5 million and $57.7 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company funding in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2013, 2012 and 2011 amounted to $82.9 million, $60.0 million and $57.9 million, respectively.

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

Stock-based compensation expense recognized was as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Outstanding restricted and deferred stock units and awards	$40.2	$32.6	$25.6
Unvested outstanding stock options	13.6	12.1	11.1

Total stock-based compensation expense	$53.8	$44.7	$36.7

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2013, 2012 and 2011  totaled approximately $19.8 million, $16.5 million and $13.5 million, respectively.

Stock options

Options with terms of seven or ten years have been granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company’s common stock on the date of grant. The options generally vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.

A summary of option activity under the Company’s stock compensation plans as of and for the year ended December 31, 2013 is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)

Outstanding at January 1, 2013	4,769,643	$42.94	5.02	$64.5
Granted	684,232	64.97
Exercised	(1,178,359)	37.61
Forfeited	(71,923)	52.76
Expired	(6,500)	15.08

Outstanding at December 31, 2013	4,197,093	$47.92	5.63	$52.5

Vested at December 31, 2013 or expected to vest in the future	4,186,602	$47.88	5.62	$52.5

Exercisable at December 31, 2013	2,875,267	$42.42	4.05	$49.2

At December 31, 2013

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$12.8

Weighted-average remaining expense recognition period (in years)	1.77

The fair values per share of option grants for the years ended December 31, 2013, 2012 and 2011 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,
	2013	2012	2011

Expected life (in years)	3.2	3.2	2.8
Risk-free interest rate	0.67%	0.37%	0.38%
Volatility	34.3%	39.4%	42.6%
Expected dividend yield	0.0%	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company’s common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,
	2013	2012	2011

Grant-date fair value per option	$16.19	$15.68	$14.47
Intrinsic value of options exercised (dollars in millions)	$30.9	$33.7	$31.5
Average intrinsic value per share of options exercised	$26.30	$23.39	$26.79

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

A summary of restricted and deferred stock unit award activity under the Company’s stock compensation plans as of and for the year ended December 31, 2013 is presented below:

Restricted and Deferred Stock Units	Number	Weighted-Average Grant Date Fair Value

Nonvested at January 1, 2013	1,713,507	$28.11
Granted	838,207	57.95
Vested	(801,364)	56.88
Forfeited	(91,993)	52.73

Nonvested at December 31, 2013	1,658,357	$28.22

At December 31, 2013

Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$36.8

Weighted-average remaining expense recognition period (in years)	1.61

Information on restricted and deferred stock units granted and vesting during the three years ended December 31, 2013 follows:

	Year Ended December 31,
	2013	2012	2011

Number of units granted with performance conditions	185,992	211,244	139,191
Intrinsic value of units vesting (dollars in millions)	$46.0	$38.2	$36.9
Total number of units granted	838,207	674,578	682,246
Weighted average grant date fair value per unit	$57.95	$50.44	$50.67

The fair value of restricted and deferred stock units is determined based on the closing trading price of the Company’s common stock on the grant date.

At December 31, 2013, 13,742,446 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt

The Company’s debt obligations were as follows:

	December 31,
(dollars in millions)	2013	2012

Senior notes:
Floating rate notes due June 2, 2014	$250.0	$250.0
1.6% notes due April 30, 2015	250.0	250.0
1.15% notes due December 15, 2016	250.0	–
6.375% notes due July 15, 2018	450.0	450.0
4.5% notes due June 1, 2021	250.0	250.0
3.6% notes due April 30, 2022	250.0	250.0
4.0% notes due December 15, 2023	250.0	–
7.0% notes due July 15, 2038	300.0	300.0
5.95% notes due June 1, 2041	250.0	250.0
5.125% notes due December 15, 2043	250.0	–
Unamortized original issue discount	(7.0)	(4.1)
Other debt	56.6	19.6
Obligations under capital leases	60.2	60.7
	2,859.8	2,076.2
Current maturities	(297.0)	(29.2)

Long-term maturities	$2,562.8	$2,047.0

Senior Notes

On December 16, 2013, the Company completed the public offering of $750.0 million in aggregate principal amount of senior unsecured notes as follows:
•	$250.0 million principal amount of 1.15% Senior Notes due December 15, 2016, sold at on offering price of 99.982%;
•	$250.0 million principal amount of 4.0% Senior Notes due December 15, 2023, sold at on offering price of 99.641%; and
•	$250.0 million principal amount of 5.125% Senior Notes due December 15, 2043, sold at on offering price of 99.092%;

Interest on the notes will be payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2014.  The notes may be redeemed in whole or in part by the Company prior to maturity for an amount equal to the principal amount of the notes redeemed plus a make-whole premium as described further in the Supplemental Indenture for each respective Senior Note.  All of the Company’s senior notes rank equally with the Company’s other existing unsecured and unsubordinated debt.

Proceeds from the issuance of these notes will be used to repurchase shares of the Company’s common stock and for general corporate purposes, which may include the repayment at maturity of the Company’s floating rate notes due June 2, 2014.  The proceeds may initially be invested in short-term marketable securities or may be used to repay short-term indebtedness prior to being used for their above stated purpose.

Multicurrency Revolving Letter of Credit and Credit Facilities

The Company’s Credit Agreement dated April 14, 2008 (as amended and restated, the "Amended Credit Agreement") provides for a multi-currency borrowing capacity of $835.0 million and matures on June 6, 2016. Pursuant to the Amended Credit Agreement, Cameron may borrow funds at the London Interbank Offered Rate (LIBOR) plus a spread, which varies based on the Company’s current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional fee will be incurred. At December 31, 2013, the Company had issued letters of credit totaling $25.4 million under this revolving credit facility, with the remaining amount of $809.6 million available for use.

The Company also has a $170.0 million three-year committed multi-currency revolving letter of credit facility with a third party bank (as amended, the "Amended Facility"). Under the Amended Facility, standby letters of credit, generally with terms of up to two years, may be issued by the bank in U.S. dollars, euros, pound sterling or other mutually agreed-upon currencies. The Amended Facility is governed by the same financial covenants as the Amended Credit Agreement and has a maturity date of February 2, 2015. At December 31, 2013, Cameron had issued letters of credit totaling $126.4 million under the Amended Facility, with the remaining amount of $43.6 million available for use.

Other

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 6.1% at December 31, 2013 (9.2% at December 31, 2012).

Future maturities of the Company’s debt (excluding the remaining amount of unamortized discount and capital leases) are approximately $284.1 million in 2014, $251.1 million in 2015, $271.4 million in 2016, $450.0 million in 2018 and $1.55 billion thereafter.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Information on interest expensed and paid during the three years ended December 31, 2013 was as follows:

	Year Ended December 31
(dollars in millions)	2013	2012	2011

Interest expensed	$114.5	$104.4	$92.4
Interest paid	$105.1	$96.7	$102.8

Note 11: Leases

The Company leases certain facilities, office space, vehicles, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2013, 2012 and 2011 were $111.1 million, $85.6 million and $74.7 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

	Capital	Operating
(dollars in millions)	Lease Payments	Lease Payments

Year ending December 31:
2014	$16.6	$105.9
2015	14.1	84.8
2016	10.4	80.8
2017	7.2	65.3
2018	3.9	51.7
Thereafter	57.7	390.7

Future minimum lease payments	109.9	779.2
Less: amount representing interest	(49.7)	–

Lease obligations at December 31, 2013	$60.2	$779.2

Note 12: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

U.S. operations	$284.1	$745.9	$590.3
Foreign operations	668.4	192.1	60.8

Income before income taxes	$952.5	$938.0	$651.1

The provisions for income taxes were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Current:
U.S. federal	$20.7	$123.4	$46.6
U.S. state and local	13.1	9.4	5.3
Foreign	177.1	140.1	96.4
	210.9	272.9	148.3

Deferred:
U.S. federal	31.5	(35.8)	5.9
U.S. state and local	2.3	(2.3)	2.1
Foreign	(16.4)	(47.3)	(27.1)
	17.4	(85.4)	(19.1)

Income tax provision	$228.3	$187.5	$129.2

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,
	2013	2012	2011

U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes	1.05	0.57	1.03
Foreign statutory rate differential	(10.70)	(9.22)	(7.30)
Change in valuation allowance on deferred tax assets	(1.51)	5.92	(8.89)
Nondeductible expenses	1.00	0.74	2.47
Net U.S. tax on foreign source income	(2.95)	(10.92)	(1.67)
All other	2.11	(2.09)	(0.80)

Total	24.00%	20.00%	19.84%

Total income taxes paid (dollars in millions)	$329.4	$239.5	$121.2

Components of deferred tax assets (liabilities) were as follows:

	December 31,
(dollars in millions)	2013	2012

Deferred tax liabilities:
Plant and equipment	$(171.0)	$(150.3)
Intangible assets	(251.3)	(106.7)
Other	(16.0)	(17.1)
Total deferred tax liabilities	(438.3)	(274.1)

Deferred tax assets:
Inventory	20.3	5.6
Postretirement benefits other than pensions	11.7	11.7
Reserves and accruals	92.9	137.5
Net operating losses and tax credits	246.4	276.6
Pensions	15.7	25.8
Other	17.2	12.7

Total deferred tax assets	404.2	469.9

Valuation allowance	(58.9)	(84.2)

Net deferred tax assets (liabilities)	$(93.0)	$111.6

Changes in the Company’s accruals for unrecognized tax benefits were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Balance at beginning of year	$121.0	$148.4	$68.4
Increases in estimates for tax positions taken prior to the current year	–	–	6.6
Decreases in estimates for tax positions taken prior to the current year	–	(11.3)	(2.4)
Increases due to tax positions taken during the current year	3.0	–	76.1
Decreases relating to settlements with tax authorities	(19.2)	(10.1)	(2.3)
Decreases resulting from the lapse of applicable statutes of limitation	–	(6.5)	(0.1)
Net increases (decreases) due to translation and interest	(2.2)	0.5	2.1

Balance at end of year	$102.6	$121.0	$148.4

The Company has a $6.6 million accrual for unrecognized tax benefits at December 31, 2013, for which the uncertainties surrounding the benefits are expected to be settled during the next twelve-month period as a result of the conclusion of various income tax audits or due to the expiration of the applicable statute of limitations. The Company is not currently aware of any material amounts included as unrecognized tax benefits at December 31, 2013 that, if recognized, would not impact the Company’s future effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2013, 2012 or 2011. Also, there were no material accruals for unpaid interest or penalties at December 31, 2013 or 2012.

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

At December 31, 2013, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period.  Changes in the Company’s valuation allowances against these net operating loss and credit carryforwards and other deferred tax assets were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Balance at beginning of year	$84.2	$29.7	$96.2
Valuation allowances for unutilized net operating losses and excess foreign tax credits generated in the current year	10.7	35.9	–
Valuation allowances on foreign tax credits associated with a prior year	4.5	19.5	–
Reduction in valuation allowances due to utilization of prior years’ net operating losses and excess foreign tax credits	(20.3)	–	(57.9)
Write-off of valuation allowances and associated deferred tax assets for certain losses that have no possibility of being utilized	(18.8)	–	(6.0)
Effect of translation	(1.4)	(0.9)	(2.6)

Balance at end of year	$58.9	$84.2	$29.7

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

Tax attribute carryforwards which are available for use on future income tax returns at December 31, 2013 are as follows:

(dollars in millions)	Domestic	Foreign	Expiration

Net operating losses - regular income tax	$–	$516.8	2014 - Indefinite
Net operating losses – state income tax	$3.5	$–	2016 - 2027
Foreign tax credits	$124.1	$–	2016 - 2022

The tax benefit that the Company receives with respect to certain stock compensation plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $9.5 million, $11.5 million and $4.9 million in 2013, 2012 and 2011, respectively.

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

The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2013, 2012 and 2011 was approximately $6.5 million, $2.3 million and $2.3 million, respectively.

Note 13: Stockholders’ Equity

Common Stock

The Company’s Board of Directors has given management the authority to purchase up to $2.4 billion of the Company’s common stock.  The Company, under this authorization, may purchase shares directly or indirectly by way of open market transactions or structured programs, including the use of derivatives, for the Company’s own account or through commercial banks or financial institutions.

Changes in the number of shares of the Company’s outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding

Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830

Purchase of treasury stock	–	(49,000)	(49,000)
Stock issued under stock compensation plans	–	1,667,245	1,667,245

Balance - December 31, 2011	263,111,472	(17,579,397)	245,532,075

Purchase of treasury stock	–	(412,800)	(412,800)
Stock issued under stock compensation plans	–	1,576,861	1,576,861

Balance - December 31, 2012	263,111,472	(16,415,336)	246,696,136

Purchase of treasury stock	–	(26,955,623)	(26,955,623)
Stock issued under stock compensation plans	–	1,687,795	1,687,795

Balance - December 31, 2013	263,111,472	(41,683,164)	221,428,308

  At December 31, 2013, 19,975,744 shares of unissued common stock were reserved for future issuance under various stock compensation plans.

Preferred Stock

The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $0.1 per share.  Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company’s Board of Directors from a current year’s earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $8.0 billion at December 31, 2013.

In addition, dividends to be paid by OneSubsea to the venture partners require approval by the Board of Directors of OneSubsea.

Note 14: Accumulated Other Elements of Comprehensive Income (Loss)

Accumulated other elements of comprehensive income (loss) comprised the following:

(dollars in millions)	Accumulated Foreign Currency Translation Gain (Loss)	Prior Service Credits and Net Actuarial Losses	Accumulated Gain (Loss) on Cash Flow Hedges	Total	Other Comprehensive Income

Balance at December 31, 2010	$31.5	$(51.5)	$(7.1)	$(27.1)

Foreign currency translation gain (loss)	(60.2)	–	–	(60.2)	$(60.2)
Actuarial gains (losses) recognized in other comprehensive income, net of tax	–	(7.7)	–	(7.7)	(7.7)
Amortization of actuarial (gains) losses, net of tax	–	3.0	–	3.0	3.0
Gain (loss) on derivatives recognized in other comprehensive income, net of tax	–	–	(5.2)	(5.2)	(5.2)
(Gain) loss on derivatives reclassified from accumulated other comprehensive income, net of tax			6.4	6.4	6.4
Balance at December 31, 2011	(28.7)	(56.2)	(5.9)	(90.8)	$(63.7)

Foreign currency translation gain (loss)	74.6	–	–	74.6	$74.6
Actuarial gains (losses) recognized in other comprehensive income, net of tax	–	(33.3)	–	(33.3)	(33.3)
Amortization of actuarial (gains) losses, net of tax	–	2.9	–	2.9	2.9
Gain (loss) on derivatives recognized in other comprehensive income, net of tax	–	–	10.1	10.1	10.1
(Gain) loss on derivatives reclassified from accumulated other comprehensive income, net of tax	–	–	6.5	6.5	6.5
Balance at December 31, 2012	45.9	(86.6)	10.7	(30.0)	$60.8

Foreign currency translation gain (loss)	(94.3)	–	–	(94.3)	$(94.3)
Actuarial gains (losses) recognized in other comprehensive income, net of tax	–	39.7	–	39.7	39.7
Amortization of actuarial (gains) losses, net of tax	–	1.9	–	1.9	1.9
Gain (loss) on derivatives recognized in other comprehensive income, net of tax	–	–	6.5	6.5	6.5
(Gain) loss on derivatives reclassified from accumulated other comprehensive income, net of tax	–	–	(3.3)	(3.3)	(3.3)

Balance of December 31, 2013	$(48.4)	$(45.0)	$13.9	$(79.5)	$(49.5)

Note 15: Business Segments

The Company’s operations are organized into three separate business segments - DPS, V&M and PCS.

The DPS segment includes businesses that provide systems and equipment used to drill, control pressures and direct flows of oil and gas wells. Products include drilling equipment packages, blowout preventers, drilling risers, top drives, draw works, complete wellhead and Christmas tree systems for onshore and offshore applications, subsea production systems and manifolds and aftermarket parts and services.

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

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.  In early 2014, the Company entered into an agreement to sell its Reciprocating Compression business and announced its intention to explore strategic alternatives for its Centrifugal Compression business (see Note 20 of the Notes to Consolidated Financial Statements for further information).

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

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2013, 2012 and 2011, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $83.1 million, $62.7 million and $60.6 million, respectively. DPS accounted for 73%, 67% and 59% of each respective year’s total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2013
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$6,287.5	$2,085.7	$1,465.2	$–	$9,838.4
Depreciation and amortization	$207.2	$39.6	$36.1	$31.6	$314.5
Interest, net	$–	$–	$–	$100.2	$100.2
Income (loss) before income taxes	$822.6	$424.2	$142.8	$(437.1)	$952.5
Capital expenditures	$330.2	$57.9	$30.4	$101.5	$520.0
Total assets	$9,945.4	$1,809.8	$2,461.4	$31.9	$14,248.5

	Year Ended December 31, 2012
(dollars in millions)	DPS		V&M	PCS	Corporate & Other		Consolidated

Revenues	$4,871.3		$2,142.2	$1,488.6	$	−	$8,502.1
Depreciation and amortization	$149.9		$41.4	$36.9		$26.5	$254.7
Interest, net	$–	$	−	$–		$90.4	$90.4
Income (loss) before income taxes	$712.3		$425.8	$147.1		$(347.2)	$938.0
Capital expenditures	$300.0		$29.9	$28.5		$68.8	$427.2
Total assets	$6,005.1		$1,773.0	$2,576.9		$803.2	$11,158.2

	Year Ended December 31, 2011
(dollars in millions)	DPS	V&M	PCS	Corporate & Other	Consolidated

Revenues	$4,061.5	$1,663.0	$1,234.5	$–	$6,959.0
Depreciation and amortization	$111.4	$40.3	$37.9	$17.0	$206.6
Interest, net	$–	$–	$–	$84.0	$84.0
Income (loss) before income taxes	$685.6	$294.1	$116.0	$(444.6)	$651.1
Capital expenditures	$255.6	$34.8	$21.6	$76.1	$388.1
Total assets	$4,784.5	$1,524.6	$2,101.9	$950.7	$9,361.7

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company’s Corporate office, as well as all of the Company’s interest income, interest expense, certain litigation expense managed by the Company’s General Counsel, foreign currency gains and losses from certain derivative and intercompany lending activities managed by the Company’s centralized Treasury function, all of the Company’s pension settlement costs, asset impairment and restructuring expense, acquisition-related costs and all stock compensation expense of Cameron employees. Consolidated interest income and expense are treated as a Corporate item because cash equivalents, short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Revenues:
United States	$4,842.0	$4,670.5	$3,868.2
United Kingdom	824.8	616.0	741.2
Other foreign countries	4,171.6	3,215.6	2,349.6

Total revenues	$9,838.4	$8,502.1	$6,959.0

	December 31,
(dollars in millions)	2013	2012	2011

Long-lived assets:
United States	$2,670.2	$2,531.7	$2,411.8
United Kingdom	196.7	170.2	167.4
Other foreign countries	2,998.5	1,322.9	845.4

Total long-lived assets	$5,865.4	$4,024.8	$3,424.6

Note 16: Earnings Per Share

 The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,
(amounts in millions, except per share data)	2013	2012	2011

Net income attributable to Cameron	$699.2	$750.5	$521.9

Average shares outstanding (basic)	242.0	246.4	245.0
Common stock equivalents	1.5	1.7	2.1
Incremental shares from assumed conversion of convertible debentures	–	–	2.1

Shares utilized in diluted earnings per share calculation	243.5	248.1	249.2

Earnings per share attributable to Cameron stockholders:
Basic	$2.89	$3.05	$2.13
Diluted	$2.87	$3.02	$2.09

The Company’s 2.5% Convertible Debentures were included in the calculation of diluted earnings per share for the year ended December 31, 2011, since the average price of the Company’s common stock exceeded the conversion price of the debentures during a portion of the year.  These debentures were converted or repurchased by the Company during 2011.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

 The effect on net assets of non-cash operating, investing and financing activities was as follows:

(dollars in millions)	2013	2012	2011

Impact on net assets of indemnity settlement with BP Exploration and Production, Inc.	$–	$–	$(82.5)
Tax benefit of stock compensation plan transactions	$9.5	$11.5	$4.9
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$13.8	$10.1	$(5.2)
Actuarial gain (loss), net, related to defined benefit pension and postretirement benefit plans	$13.6	$(33.3)	$(7.7)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2013, the Company was contingently liable with respect to approximately $1,124.8 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company’s products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $21.1 million, which provide security to third parties relating to the Company’s ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $23.9 million of insurance bonds at December 31, 2013 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company’s other off-balance sheet risks were not material at December 31, 2013.

Concentrations of Credit Risk and Major Customers

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2013. The Company typically does not require collateral for its customer trade receivables but does often obtain letters of credit from third party banks as security for future payment on certain large product shipments.  Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments.  See Note 4 of the Notes to Consolidated Financial Statements for additional information.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, trade payables, derivative instruments and debt instruments. The book values of trade receivables, trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

Following is a summary of the Company’s financial instruments which have been valued at fair value in the Company’s Consolidated Balance Sheets at December 31, 2013 and 2012:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Total
(dollars in millions)	2013	2012	2013	2012	2013	2012

Cash and cash equivalents:
Cash	$617.8	$447.1	$–	$–	$617.8	$447.1
Certificates of deposit	–	0.2	–	–	–	0.2
Money market funds	1,172.4	429.1	–	–	1,172.4	429.1
Commercial paper	–	–	3.9	202.7	3.9	202.7
U.S. treasury securities	–	17.6	–	–	–	17.6
U.S. non-governmental agency asset-backed securities	–	–		41.4	–	41.4
U.S. corporate obligations	–	18.9	–	–	–	18.9
Non-U.S. bank and other obligations	18.8	28.8	–	–	18.8	28.8
Short-term investments:
Commercial paper	–	–		253.9	–	253.9
Certificates of deposit	–	3.0	–	–	–	3.0
U.S. Treasury securities	41.0	64.5	–	–	41.0	64.5
U.S. non-governmental agency asset-backed securities	–	–		99.5	–	99.5
U.S. corporate obligations	–	96.1	–	–	–	96.1
Non-qualified plan assets:
Money market funds	1.0	1.1	–	–	1.0	1.1
Domestic bond funds	2.9	2.4	–	–	2.9	2.4
International bond fund	0.3	0.1	–	–	0.3	0.1
Domestic equity funds	5.5	3.6	–	–	5.5	3.6
International equity funds	2.7	2.1	–	–	2.7	2.1
Blended equity funds	3.8	2.6	–	–	3.8	2.6
Common stock	2.3	2.1	–	–	2.3	2.1
Derivatives, net asset (liability):
Foreign currency contracts	–	–	19.0	19.9	19.0	19.9

	$1,868.5	$1,119.3	$22.9	$617.4	$1,891.4	$1,736.7

Fair values for financial instruments utilizing level 2 inputs were determined from information obtained from third party pricing sources, broker quotes, calculations involving the use of market indices or mutual fund unit values determined based upon the valuation of the funds’ underlying assets.

At December 31, 2013, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $2.66 billion as compared to the $2.50 billion face value of the debt recorded, net of original issue discounts, in the Company’s Consolidated Balance Sheet.  At December 31, 2012, the fair value of the Company’s fixed-rate debt (based on Level 1 quoted market rates) was approximately $2.06 billion as compared to the $1.75 billion face value of the debt.

Derivative Contracts

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2013. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company’s United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs.  Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.  The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs from time to time interest rate swaps as a tool to achieve that goal.

Total gross volume bought (sold) by notional currency and maturity date on open foreign currency forward contracts at December 31, 2013 was as follows:

Notional Amount - Buy					Notional Amount - Sell
((in millions)	2014	2015	2016	Total	2014	2015	2016	Total

Notional currency in:
Euro	157.8	9.9	10.2	177.9	(45.3)	–	–	(45.3)
Malaysian ringgit	28.4	–	–	28.4	–	–	–	–
Norwegian krone	1,269.7	318.5	7.8	1,596.0	(406.4)	(64.4)	–	(470.8)
Pound Sterling	113.5	17.3	0.8	131.6	(1.3)	–	–	(1.3)
U.S. dollar	182.1	–	–	182.1	(677.2)	(136.3)	(25.8)	(839.3)

The fair values of derivative financial instruments recorded in the Company’s Consolidated Balance Sheets were as follows:

	December 31,
	2013		2012
(dollars in millions)	Assets	Liabilities	Assets	Liabilities

Derivatives designated as hedges:
Foreign exchange contracts –
Current	$28.3	$10.4	$20.4	$5.7
Non-current	2.8	1.7	2.3	0.4
Total derivatives designated as hedges	31.1	12.1	22.7	6.1

Derivatives not designated as hedges:
Foreign exchange contracts –
Current	5.6	5.6	3.3	–
Non-current	–	–	–	–

Total derivatives not designated as hedges	5.6	5.6	3.3	–

Total derivatives	$36.7	$17.7	$26.0	$6.1

The amount of pre-tax gain (loss) from the ineffective portion of derivatives designated as hedging instruments and from derivatives not designated as hedging instruments was:

	Year Ended December 31,
(dollars in millions)	2013	2012	2011

Derivatives designated as hedging instruments:
Foreign currency contracts –
Cost of sales	$1.3	$0.4	$(0.8)

Derivatives not designated as hedging instruments:
Foreign currency contracts –
Cost of sales	7.3	1.9	(0.5)
Other costs	(1.1)	15.7	(9.3)

Equity call options -
Other costs	–	–	(12.2)

Interest rate swaps -
Interest, net	–	–	(0.2)

Total pre-tax gain (loss)	$7.5	$18.0	$(23.0)

Note 19: Contingencies

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

Litigation
The Company also has been and continues to be named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits. At December 31, 2013, the Company’s Consolidated Balance Sheet included a liability of approximately $14.8 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

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

The Company has been assessed customs duties and penalties by the government of Brazil totaling almost $50.0 million at December 31, 2013, including interest accrued at local country rates, following a customs audit for the years 2003-2010.  The Company filed an administrative appeal and believes a majority of this assessment will ultimately be proven to be incorrect because of numerous errors in the assessment, and because the government has not provided appropriate supporting documentation for the assessment.  As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter.  No amounts have been accrued for this assessment as of December 31, 2013 as no loss is currently considered probable.

Environmental Matters
The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation was completed in 2011 and remaining costs relate to ongoing ground water monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years and which may have yet undiscovered contamination. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2013, the Company’s Consolidated Balance Sheet included a noncurrent liability of approximately $3.2 million for these environmental matters.

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.  The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse approximately 190 homeowners for any diminution in value of their property due to contamination concerns at the time of the property’s sale. Test results of monitoring wells on the southeastern border of the plume indicate that the plume is moving in a new direction, likely as a result of a ground water drainage system completed as part of an interstate highway improvement project.  As a result, the Company notified 39 additional homeowners, and may provide notice to additional homeowners, whose property is adjacent to the class area that their property may be affected.  The Company is reviewing whether additional remedial measures are appropriate.  The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company’s Consolidated Balance Sheet included a liability of approximately $7.1 million for these matters as of December 31, 2013.

Note 20: Subsequent Events

On January 20, 2014, the Company announced that it had entered into a definitive agreement to sell its Reciprocating Compression business, a division of the PCS segment, to General Electric for cash consideration of approximately $550 million, subject to closing adjustments.  Closing on the sale is expected during the third quarter of 2014.  The Company currently expects to report an after-tax loss, including the write-off of non-deductible goodwill, most of which will be reflected in the Company’s financial statements for the first quarter of 2014.  The Reciprocating Compression business, which had revenues of nearly $302 million for the year ended December 31, 2013, will be reported as discontinued operations in the Company’s consolidated financial statements beginning in the first quarter of 2014.  The Company plans to use the estimated after tax proceeds from the sale to partially fund its existing share repurchase program.

At the same time, the Company also announced that it intends to explore strategic alternatives for the Centrifugal Compression business, another of the divisions of the PCS segment, to further enhance the Company’s focus on its core businesses.  The Centrifugal Compression division, which had revenues of approximately $398 million for the year ended December 31, 2013, will continue to be reported in the Company’s continuing operations while the Company is exploring the various strategic alternatives for this business.

Note 21: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2013 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$2,117.7	$2,287.4	$2,495.8	$2,937.5
Revenues less cost of sales (exclusive of depreciation and amortization)	$623.6	$662.4	$715.1	$821.4
Other costs	$30.8	$35.6	$13.9	$12.4
Net income	$148.3	$140.4	$192.4	$243.1
Net income attributable to noncontrolling interests	$–	$–	$2.8	$22.2
Net income attributable to Cameron	$148.3	$140.4	$189.6	$220.9

Earnings per share attributable to Cameron stockholders:
Basic	$0.60	$0.57	$0.78	$0.96
Diluted	$0.60	$0.57	$0.78	$0.95

	2012 (quarter ended)
(dollars in millions, except per share data)	March 31,	June 30,	September 30,	December 31,

Revenues	$1,804.3	$2,053.7	$2,218.3	$2,425.8
Revenues less cost of sales (exclusive of depreciation and amortization)	$523.9	$604.8	$650.1	$699.0
Other costs (credits)	$(1.5)	$9.9	$3.4	$21.7
Net income attributable to Cameron	$134.0	$174.6	$223.6	$218.3

Earnings per share attributable to Cameron stockholders:
Basic	$0.54	$0.71	$0.91	$0.88
Diluted	$0.54	$0.70	$0.90	$0.88

Selected Consolidated Historical Financial Data of Cameron International Corporation
 The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2013. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
(dollars in millions, except per share data)	2013	2012	2011	2010	2009

Income Statement Data:
Revenues	$9,838.4	$8,502.1	$6,959.0	$6,134.8	$5,223.2

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	7,015.9	6,024.3	4,838.4	4,212.4	3,540.1
Selling and administrative expenses	1,362.6	1,161.2	1,001.5	862.3	715.6
Depreciation and amortization	314.5	254.7	206.6	201.6	156.6
Interest, net	100.2	90.4	84.0	78.0	86.5
Other costs	92.7	33.5	177.4	47.2	81.6
Total costs and expenses	8,885.9	7,564.1	6,307.9	5,401.5	4,580.4

Income before income taxes	952.5	938.0	651.1	733.3	642.8
Income tax provision	(228.3)	(187.5)	(129.2)	(170.4)	(167.3)
Net income	724.2	750.5	521.9	562.9	475.5

Net income attributable to noncontrolling interests	25.0	–	–	–	–
Net income attributable to Cameron	$699.2	$750.5	$521.9	$562.9	$475.5

Basic earnings per share attributable to Cameron stockholders	$2.89	$3.05	$2.13	$2.32	$2.15
Diluted earnings per share attributable to Cameron stockholders	$2.87	$3.02	$2.09	$2.27	$2.11

Balance Sheet Data (at the end of period):
Total assets	$14,248.5	$11,158.2	$9,361.7	$8,005.1	$7,725.4
Cameron stockholders’ equity	$5,851.9	$5,566.1	$4,707.4	$4,392.4	$3,919.7
Long-term debt	$2,562.8	$2,047.0	$1,574.2	$772.9	$1,232.3
Other long-term obligations	$509.8	$376.1	$399.8	$265.9	$277.1